Finance

RECEIVED
2008 MAY 14 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30th April, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

08002549

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

INVESTOR NEWS

30 April 2008

Number of voting rights at MOL Plc

MOL Hungarian Oil and Gas Public Limited Company, meeting the rules set in Clause 54 (9) of Act No. CXX/2001 on capital markets, hereby publishes the number of voting rights attached to its shares and the share capital.

Composition of share capital of the Company:

Share series	Par value (HUF/share)	Issued number	Total par value (HUF)
„A" series	1,000	109,674,923	109,674,923,000
„B" series	1,000	1	1,000
„C" series	1,001	578	578,578
Share capital	-	-	109,675,502,578

Number of voting rights attached to the shares:

Share series	Issued number	Number of treasury shares	Shares with voting rights	Voting right per share	Total voting rights
„A" series	109,674,923	181,100	109,493,823	1	109,493,823
„B" series	1	0	1	1	1
„C" series	578	578	0	1.001	0
Total	-	-	-	-	109,493,824

For further information, please contact:

Investor Relations + 36 1 464 1395
facsimile: + 36 1 464 1335
MOL Communication + 36 70 373 1755
Brunswick Group LLP + 44 20 7404 5959
Brunswick for Germany and Austria + 43 676 406 4228

▶ MOL Plc.

RECEIVED
2008 MAY 14 A 7:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

30 April 2008

MOL Group Corporate Governance Report in accordance with Budapest Stock Exchange Corporate Governance Recommendations

MOL has always recognised the importance of maintaining the highest standards of corporate governance. Among other things, the voluntary approval of the declaration on the Budapest Stock Exchange Corporate Governance Recommendations by the Annual General Meeting in 2006, before the official deadline, served as testament to the Company's commitment to corporate governance. In addition, MOL made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. The Company submits its declaration on relevant stock exchange corporate governance recommendations to both markets each year.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area. In 2006, MOL approved its Corporate Governance Code, which summarises its approach to shareholders' rights, main governing bodies, remuneration and ethical issues. The Corporate Governance Code has been published on the homepage of the Company.

MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The original rating was updated in 2005. Corporate governance initiatives in 2004 and 2005 were taken into consideration, and the overall rating was raised from 7.0 to 7.5 (on a scale of 1-10). In 2007, ISS Corporate Services (successor of Deminor Rating) reviewed and further improved MOL's rating to 8.0. MOL's sub-rating improved on three areas reviewed out of four, the company improved especially on the area of shareholders' rights and duties.

Board of Directors

MOL's Board of Directors acts as the highest governance body of the Company and as such has collective responsibility for all corporate operations.

The Board's key activities are focused on achieving increasing shareholder value, improving efficiency and profitability, and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, environmental protection, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for promoting the MOL culture throughout the entire Group.

The principles, policies and goals take account of the Board's specific and unique relationship with MOL's shareholders, the executive management and the Company. The composition of the Board reflects this with the majority (eight of eleven members) made up of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria (based on NYSE recommendations) and the declaration of directors.

The members of the Board of Directors and their independence status (professional CVs of the members are available on corporate homepage):

Zsolt Hernádi, Chairman-CEO	non-independent
Dr. Sándor Csányi, Vice Chairman	independent
László Akar	independent

Michel-Marc Delcommune	non-independent
Dr. Miklós Dobák	independent
Dr. Gábor Horváth	independent
Miklós Kamarás	independent
Dr. Ernő Kemenes	independent
József Molnár (since 12 October 2007)	non-independent

(before József Molnár, until 11 October 2007 Kálmán Simóka Dr. was the member of the Board of Directors with independent status)

György Mosonyi	non-independent
Iain Paterson	independent

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continued adherence to best practice standards.

The Board Charter covers:

- scope of the authority and responsibilities of the Board,
- scope of the committees operated by the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Deputy Chairman,
- order and preparation of Board meetings and the permanent items of the agenda, and
- decision-making mechanism, and the manner in which the implementation of resolutions is monitored.

Report of the Board of Directors on its 2007 activities

In 2007, the Board of Directors held 10 meetings with an average attendance rate of 91%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In line with the Company's strategic objectives, the Board of Directors decided on the acquisition of the 100% stake in Russian oil producer Matjushkinskaya Vertical LLC, the Italian refiner IES and Tifon, the Croatian retail company, as well as on a strategic alliance with CEZ, the Czech energy concern. In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and their growth potential.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (LDA), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.

The Board allocates responsibilities to the various Committees as follows:

Finance and Risk Management Committee (previously Audit Committee):

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- Dr. Miklós Dobák – chairman, 25 October 2002
- László Akar, 25 October 2002
- Dr. Ernő Kemenes, 25 October 2002
- Iain Paterson, 8 September 2000
- Mrs. Kálmán Simóka PhD. (from 25 October 2002 until 11 October 2007)

Responsibilities:

- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- Dr. Sándor Csányi – chairman, 17 November 2000
- Zsolt Hernádi, 8 September 2000
- Dr. Gábor Horváth, 8 September 2000
- Miklós Kamarás, 25 October 2002

Responsibilities:

- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Sustainable Development Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- György Mosonyi – chairman, 29 June 2006
- Michel-Marc Delcommune, 29 June 2006
- Dr. Ernő Kemenes, 29 June 2006
- Iain Paterson, 29 June 2006

Responsibilities:

- ensuring integrated management of SD (Sustainable Development) issues at MOL Group and at divisional level,
- follow up and verification of the operation and appropriateness of the Sustainable Development Management System (SDMS) compared to rules, regulations and international best practice,
- regular review and evaluation of all proposals for SD audit and evaluation, the objectives set, and the results and report within SDMS,
- annual evaluation of the performance of its own work and that of the SDMS.

Report of the Finance and Risk Management Committee on its 2007 activities

In 2007, the Finance and Risk Management Committee held 6 meetings with a 86% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with

the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

Report of the Corporate Governance and Remuneration Committee on its 2007 activities

In 2007, the Corporate Governance and Remuneration Committee held 9 meetings with a 94% average attendance rate. In addition to the issues of corporate governance, remuneration and the composition of the management, the Committee discussed a number of key strategic and results-related topics prior to their presentation to the Board of Directors for discussion.

Report of the Sustainable Development Committee on its 2007 activities

In 2007, the Sustainable Development Committee held 2 meetings with a 100% attendance rate. The Committee decided on 2008 targets and formed opinion on Sustainable Development Report.

Relationship between the Board and the Executive Management:

The LDA sets out the manner in which the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

Guidelines of the Decision-making and Authorities List (LDA) include the following:

- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control, and
- implementation of a functional business matrix management system, both at MOL and at subsidiary level.

The system laid down by the LDA is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Executive Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an intermediary between the Board of Directors and the above management levels. Its members are:

- Zsolt Hernádi	Chairman-CEO
- György Mosonyi	Group Chief Executive Officer
- József Molnár	Group Chief Financial Officer
- Lajos Alács	Executive Vice President, Strategy and Business Development
- Zoltán Áldott	Executive Vice President, Exploration and Production
- Ferenc Horváth	Executive Vice President, Refining and Marketing
- József Simola	Executive Vice President, Corporate Centre

The Executive Board is a decision preparation forum where every Member has an obligation to express an opinion, on the basis of which the final decision is made by the Chairman-CEO. If there is a difference of opinion between the GCEO, GCFO and the C-CEO, the BoD shall make the decision.

In 2007, the Executive Board held 47 meetings and discussed 10 issues on a meeting on average.

Incentives provided for non-executive directors

In addition to fixed remuneration, MOL operates an incentive scheme for non-executive directors, which allows the Company to motivate its directors, supporting the continued improvement in long-term Company performance, and value of the MOL shares. In addition, the aim of the scheme is to ensure that directors' interests remain in line with the interests of the Company's shareholders.

The basis of the effective incentive scheme for non-executive directors was approved by the Extraordinary General Meeting (EGM) on 1st September 2003. Updates and further revision of the scheme were authorised by the subsequent General Meetings (AGMs) in 2004 and 2005.

ELEMENTS OF THE INCENTIVE SCHEME:

- **Convertible bond program:** the amount of available income in this element of the incentive scheme depends on the growth of the MOL share price, thus providing the highest possible alignment between the management's and shareholders' interests.

  On 9th October 2003, directors participating in the program and the entitled top managers had a chance to subscribe for bonds convertible to privately issued "A" series ordinary shares, using a bank loan. As part of the program, 1,200 bonds with a 10 million HUF/bond nominal value were issued, with the option to convert to MOL shares in equal proportions within 5 years. The maturity of the convertible bonds is October 2008.

  Board members were entitled to subscribe for 25 bonds/person, committee chairmen 30 bonds/person, and the chairman of the Board of Directors (or the deputy chairman if the chairman was an employee) 35 bonds/person, respectively.

  Board members, who were not entitled to participate in the initial subscription as a result of certain limitations, had a chance to join the program in accordance with the resolution adopted by the AGM held on 30th April 2004.

  Directors who are still unable to participate in the program due to legal restrictions will be compensated by the Company in cash, taking into consideration the profit that other directors are able to realise.

- **Fixed remuneration**: In addition to their rights to subscribe for convertible bonds, as of 1st April 2003, directors are provided with the following fixed net remuneration, following each AGM:

Directors	25,000 EUR/year
Chairman*	41,500 EUR/year

  *if the Chairman is not a non-executive director, the deputy chairman (who is a non-executive) is entitled to this remuneration

OTHER BENEFITS:

Directors who are not Hungarian citizens and do not have a permanent address in Hungary are provided with 1,500 EUR for each Board meeting (maximum 15 times) they travel to Hungary for. Directors who act as chairmen of the committees are provided with 1,000 EUR per month.

Incentive system for the top management

The Incentive System for the top management in 2007 included the following elements:

1. Incentive (bonus)

The maximum bonus amount is 40-100% of the annual base salary, paid ***in cash on the basis of the evaluation following the AGM.*** The elements of the incentive system include:

- Identification and evaluation of corporate and Group level **key financial indicators** (e.g. ROACE, operating cash flow, Lost time injury frequency, CAPEX efficiency, unit production, processing, operating, logistics costs, etc.).
- Identification and evaluation of **particular individual targets** related to the responsibilities of the particular manager in the given year.

2. Relative performance incentive

The basis of the relative incentive is 10% of the annual base wage, and is determined on the basis of rank or manager-specific performance ratings.

3. Share option program

The share option program was introduced in 2006, replacing the deferred payment in shares. The aim of the program is to motivate the management of MOL Group to increase the Company's long-term share price. The incentive is calculated on the basis of a MOL share purchase option, and is paid out in cash annually with a term of 5 years.

4. Bond program

Certain members of the Executive Board, top managers of MOL Plc., and some further key managers of MOL Group are also entitled to take part in the new, long-term convertible bond programme approved by the EGM of 1st September 2003. (The participants of this program do not take part in the above-mentioned option program.)

The following bonds were subscribed through the bond program in October 2003:

Members of the Executive Board (4 persons)	335 bonds
Other top managers (4 persons)	220 bonds
Key managers of the MOL Group (8 persons)	250 bonds

In July 2004, 3 other managers joined the program and were entitled to buy a total of 105 bonds from the bond portfolio.

In September 2004, a total of 80 bonds were repurchased from 2 top managers. In October 2004, the Executive Chairman-CEO of the Company approved a purchase of 24 additional bonds by 2 top managers who were already taking part in the bond program. In 2005, the company repurchased 36 bonds from a top manager, whilst there were no changes in the program in 2006.

In September 2007 the company repurchased 5 bonds from a manager and in October 2007 repurchased 5 bonds from member of the Board.

OTHER FRINGE BENEFITS

These include company cars (also used for private purposes), life insurance, accident insurance, travel insurance, liability insurance, and an annual medical check up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives with the other six appointed by the shareholders.

The members of the Supervisory Board and their independence status:

Dr. Mihály Kupa, Chairman	independent
Lajos Benedek	non-independent (employee representative) from 12 October, 2007
John I. Charody	independent
Dr. Attila Chikán	independent
Slavomír Hatina	independent
Attila Juhász	non-independent (employee representative) from 12 October, 2007
Dr. Sándor Lámfalussy	independent
János Major	non-independent (employee representative)
István Vásárhelyi	independent
Ms. Piroska Bognár	non-independent (employee representative) until 11 October, 2007
József Kudela	non-independent (employee representative) until 11 October, 2007

Regular agenda points of the Supervisory Board include the quarterly report of the Board of Directors on company's operations and the reports of Internal Audit and Corporate Security. In addition, the Supervisory Board reviews the proposals for the Annual General Meeting.

In 2007 the Supervisory Board held 5 meetings with an 87% attendance rate.

Remuneration of the members of the Supervisory Board

The General Meeting held on April 27, 2005 approved a new remuneration scheme for the Supervisory Board. Under the new scheme, the members of the Supervisory Board receive remuneration of EUR 3,000/month, while the Chairman of the Supervisory Board receives remuneration of EUR 4,000/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 for participation in each Board of Directors or Board Committee meeting, up to 15 times per annum.

Audit Committee

In 2006, the general meeting appointed the Audit Committee comprised of independent members of the Supervisory Board. The Audit Committee strengthens the independent control over the financial and accounting policy of the Company. The independent Audit Committee's responsibilities include the following activities:

- providing opinion on the report as prescribed by the Accounting Act,
- auditor proposal and remuneration,
- preparation of the agreement with the auditor,
- monitoring the compliance of the conflict of interest rules and professional requirements applicable to the auditor, co-operation with the auditor, and proposal to the Board of Directors or General Meeting on necessary measures to be taken, if necessary,
- evaluation of the operation of the financial reporting system, proposal on necessary measures to be taken, and
- providing assistance to the operation of the Supervisory Board for the sake of supervision of the financial reporting system.

Members of the Audit Committee and dates of appointment (professional backgrounds of members are available on company homepage):

- John I. Charody, 27 April, 2006
- Dr. Attila Chikán 27 April, 2006
- Dr. Mihály Kupa 27 April, 2006

and in case of long-term incapacitation of any of the permanent members, Sándor Lámfalussy dr.

Report of the Audit Committee on its 2007 activities

In 2007, the Audit Committee held 7 meetings with a 95% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

Enterprise Risk Management

4-pillar system managing a broad variety of risks:

Incorporation of the broadest variety of risks into one long-term, comprehensive and dynamic system is arranged by Enterprise Risk Management which approach has been rolled out to all the divisions of MOL Group. ERM integrates financial and operational risks along with a wide range of strategic risks. Following identification, different classes of risk are quantified based on a common methodology, on consolidated basis, built on the assessment of their likelihood and possible impacts. The time horizon of the model emphasises long term view (according to strategic horizons): up to 10-year and even beyond, when analysing the variability of net present values. The ERM process identifies the most significant risks to the performance of the company (both divisional and on a group level) and calls for a decision to be made regarding which risks should be retained and which should be mitigated and how. Some of the risks are managed centrally, while some are dealt with by the divisions, overseen by nominated risk owners. Risk Management regularly controls the realization of these risk mitigation actions – in a form of quarterly required reports from the risk owners.

The main role of Financial Risk Management is to handle short-term, market related risks. Commodity price, FX and interest rate risks are measured using a complex model based on the Monte Carlo simulation (which takes into account portfolio effects as well) and are managed – if necessary - with risk mitigation tools (such as swaps, forwards and options). This function concentrates on a relatively short, 12-month time horizon. Reports on compliance with limits linked to strategic and financial objectives of the Group are compiled for the senior management on a monthly basis.

Transferring of excess operational risks is done by Insurance Management. It means purchase of insurance, which is an important risk mitigation tool used to cover the most relevant operational exposures. The major insurance types are: Property Damage, Business Interruption, Liability, and Control of Well Insurance. Due to the peculiarity of the insurance business major tasks of this function are set around a yearly cycle (i.e. annual renewal of most insurance programmes). Since insurance is managed through a joint program for the whole group (including MOL, TVK and Slovnaft), MOL Group is able to exploit considerable synergy effects.

Business Continuity Management (BCM) is the process of preparing for unexpected operational events. Proper Business Contingency Plans, Crisis Management processes and other risk control programs (like regular engineering reviews) are crucial in such a business like MOL Group's where operational risk exposure is significant as a result of the chemical and physical processes underlying most of the operations. To measure up to our aspirations of safety

and preparedness in 2007 GRM continued the roll out of BCM approach to all divisions with high operational risk exposure.

External auditors

The MOL Group was audited by Ernst & Young in both 2007 and 2006, excluding the ZMB joint venture in Russia and the operating company of the Fedorovsky Block in Kazakhstan in both years (these entities were audited by Deloitte & Touche and PricewaterhouseCoopers, respectively).

Within the framework of the audit contract, Ernst & Young performs an audit of statutory financial statements, including interim financial statements of MOL Plc. prepared in accordance with Law C of 2000 on Accounting and the consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, participating in the meetings of MOL's governing bodies and through other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit of such reports.

Ernst & Young also provided other services to MOL Nyrt. Summary of the fees paid to the auditors in 2007 and 2006 are as follows (HUF mn):

	2007	2006
Audit fee for MOL plc (including audit fee for interim financial statements)	177	165
Audit fee for subsidiaries	380	315
Other non-audit services	79	72
Tax advisory services	16	34
Total	**648**	**586**

Non-audit services in 2007 and 2006 were mainly related to due diligence services performed for MOL.

The Board of Directors does not believe that non-audit services provided by Ernst & Young compromised their independence as auditors.

Relationship with the shareholders, insider trading

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as at an operational level.

Formal channels of communication with shareholders include the Annual Report and Accounts and the quarterly results reports, as well as other public announcements made through the Budapest Stock Exchange (primary exchange) and the Warsaw Stock Exchange. Regular and extraordinary announcements are published on PSZÁF (Hungarian Financial Supervisory Authority) publication site and on MOL's homepage. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and extraordinary General Meetings. Roadshow visits are also made to various cities in the UK, the US and Continental Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors are able to raise questions or make proposals at any time during the year, including the Company's General Meeting. Investor feedbacks are regularly reported to the Board of Directors.

In 2007 MOL participated in 15 roadshows and investor conferences (3 US and 12 European) having over 200 meetings with potential and existing shareholders.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day-to-day management of MOL's relationship with its shareholders (contact details are provided in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.molgroup.hu), which has a dedicated section for shareholders and the financial community.

MOL Group is committed to the fair marketing of publicly-traded securities. Insider dealing in securities is regarded as a criminal offence in most of the countries in which we carry out business. Therefore, we require not only full compliance with relevant laws, but also the avoidance of even the appearance of insider securities trading and consultancy.

MOL Group employees:

• should not buy or sell shares in MOL Group or any other company while in possession of insider information
• should not disclose insider information to anyone outside the company, without prior approval.
• *should be careful, even with other MOL Group employees, should disclose insider information to a co-worker when* they have permission to do so and if it is necessary to do their job.
• should protect insider information from accidental disclosure.

Exercise of shareholders' rights, general meeting participation

Voting rights on the general meeting can be exercised based on the voting rights attached to shares held by the shareholders. Each "A" Series share entitles its holder to one vote. The actual voting power depends on how many shares are registered by the shareholders participating in the general meeting.

A condition of participation and voting at the general meeting for shareholders is that the holder of the share(s) shall be registered in the Share Register. The depositary shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders in line with the conditions set by the general meeting invitation. According to Article 8.6 of Articles of Associations: „Each shareholder, when requesting the registration into the share register, shall declare whether he, or he and any other shareholder belonging to the same shareholder group as specified in Articles 10.1.1 and 10.1.2 holds at least 2% of the Company's shares, together with the shares regarding which he asks for registration." If the conditions described in the previous sentence are met, the shareholder requesting registration is obliged to declare the composition of the shareholder group taking into account Article 10.1.1 and 10.1.2.

According to Article 10.1.1 of Articles of Associations: „No shareholder or shareholder group (as defined below) may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and Asset Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares (the latter shall be exempted only insofar as the ultimate person or persons exercising the shareholder's rights represented by the shares and securities deposited with them do not fall within the limitations specified here below)."

The conditions to participate in the general meeting are published in the invitation to the general meeting. Invitations to the general meeting are published on company homepage. The ordinary general meeting is usually held in late April, in line with the current regulation.

The ordinary general meeting, based on the proposal of Board of Directors approved by the Supervisory Board, shall have the authority to determine profit distribution, i.e. the amount of the profit after taxation to be reinvested into the Company and the amount to be paid out as dividends. Based upon the decision of the general meeting, dividend can be paid in a non-cash form as well.

The starting date for the payment of dividends shall be defined by the Board of Directors in such way as to ensure a *period of at least 10 working days between the first publication date of such announcement and the initial date of* dividend distribution. Only those shareholders are entitled to receive dividend, who are registered in the share register of the Company on the basis of shareholders identification executed on the date published by the Board of Directors in the announcement on the dividend payment. Such date relevant to the dividend payment determined by the Board of Directors may deviate from the date of general meeting deciding on the payment of dividend.

Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations

As part of the Corporate Governance Report, by completing the following tables, the company declares to what extent it applied in its own practice of corporate governance the recommendations and suggestions formulated in the different points of the Corporate Governance Recommendations published by the Budapest Stock Exchange Ltd.
By reviewing the tables, market participants may receive information on the extent to which the corporate governance practice of different companies meets certain requirements included in the CGR, and may easily compare the practices of the different companies.

Level of compliance with the Recommendations

The company should indicate whether it applies the relevant recommendation or not, and in the case of a negative answer, it should provide the reasons for not applying the given recommendation.

R 1.1.1 The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

<u>Yes (Complies)</u> No (Please explain)

R 1.1.2 The company applies the "one share - one vote" principle.

Yes (Complies) <u>No (Please explain)</u>

"B" series share is a voting preference share held by Hungarian State Holding Company. The special rights attached to the "B" share were cancelled by the Annual General Meeting of 26 April 2007, except the veto right related to voting right ceiling, scope of issues requiring special majority voting and the amendment of rights of the holder of the "B" share, the proposed cancellation of which was not supported by special majority of the shareholders. Par value of "A" series shares is HUF 1,000, while the par value of "C" series shares is HUF 1,001, but the rights attached to these shares, taking into account the different par value, are identical. Currently all "C" series shares are held by MOL.

According to the Articles of Associations, no shareholder or shareholder group may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian State Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares. This voting limitation was approved by a general meeting held in 1995 and since that time all of our investors purchased shares knowing this limitation.

R 1.2.8 The company ensures that shareholders must meet the same requirements in order to attend at the general meeting.

<u>Yes (Complies)</u> No (Please explain)

R 1.2.9 Items on the general meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

<u>Yes (Complies)</u> No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes (Complies) <u>No (Please explain)</u>

The proposals included the explanation of the effects of the decision. Though the Supervisory Board analyses all proposals, which fall within the exclusive scope of authority of the Company's General Meeting, it submits written report only on the proposal on the annual report and the distribution of the profit after taxation.

R 1.2.10 Shareholders' comments on and supplements to the items on the agenda were published at least two days prior to the general meeting.

<u>Yes (Complies)</u> No (Please explain)

In 2007, there were no shareholders' comments on and supplements to the items on the agenda.

R 1.3.8 Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

Yes (Complies) No (Please explain)

Written comments made on the items on the agenda were published two working days prior to the general meeting.

Yes (Complies) No (Please explain)

In 2007, there were no shareholders' comments on and supplements to the items on the agenda.

R 1.3.10 The election and dismissal of executives took place individually and by separate resolutions.

Yes (Complies) No (Please explain)

R 2.1.1 The responsibilities of the Managing Body include those laid out in 2.1.1.

Yes (Complies) No (Please explain)

R 2.3.1 The Managing Body held meetings regularly, at times designated in advance.

Yes (Complies) No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes (Complies) No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies) No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies) No (Please explain)

R 2.5.1 The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

Yes (Complies) No (Please explain)

R 2.5.4 At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

Yes (Complies) No (Please explain)

R 2.5.5 At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

Yes (Complies) No (Please explain)

Members of the Supervisory Board made declaration of their independence at the time of their appointment. Following this date, they are obliged to notify the company if there is a change in their status.

R 2.5.7 The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

Yes (Complies) No (Please explain)

R 2.6.1 Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company's subsidiary).

Yes (Complies) No (Please explain)

R 2.6.2 Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes (Complies) No (Please explain)

Transactions which according to 2.6.2, fell outside the normal course of the company's business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes (Complies) No (Please explain)

According to MOL's practice, these transactions are approved by the Board of Directors, with the simultaneous notification to the chairman of the Audit Committee.

R 2.6.3 Board members informed the Supervisory Board/Audit Committee if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes (Complies) No (Please explain)

Board members declare at the time of their appointment, if they have Board membership or an executive management position in a company which is not part of the company group. According to the charter of the Board of Directors, a member of the Board of Directors informs the Board of Directors, if he/she receives an offer of Board membership or an offer of an executive management position in a company which is not part of the company group. Chairman of the Supervisory Board participates in Board meetings as permanent invitee.

R 2.6.4 The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes (Complies) No (Please explain)

The Managing Body established its guidelines regarding insiders' trading in securities and monitored compliance with those guidelines.

Yes (Complies) No (Please explain)

R 2.7.1 The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes (Complies) No (Please explain)

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the general meeting, as a separate item on the agenda.

Yes (Complies) No (Please explain)

R 2.7.2 The Managing Body prepared an evaluation of the work it carried out in the given business year.

Yes (Complies) No (Please explain)

The Board of Directors prepares a formal evaluation of the work carried out in every two years, but it reviews continuously its annual activity.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes (Complies) No (Please explain)

The Supervisory Board reviews continuously its annual activity. In addition, the report of the Supervisory Board includes a general evaluation on the work of the Supervisory Board.

R 2.7.3 It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes (Complies) No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the general meeting as a separate agenda item.

Yes (Complies) No (Please explain)

R 2.7.4 The structure of share-incentive schemes were approved by the general meeting.

Yes (Complies) No (Please explain)

Prior to the decision by the general meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

Yes (Complies) No (Please explain)

R 2.7.7 The Remuneration Statement was prepared by the company and submitted to the general meeting.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report.

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

R 2.8.1 The Managing Body or the committee operated by it is responsible for monitoring and controlling the company's entire risk management.

Yes (Complies) No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

Yes (Complies) No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

Yes (Complies) No (Please explain)

R 2.8.3 The Managing Body formulated the principles regarding the system of internal controls.

Yes (Complies) No (Please explain)

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company's performance and profit targets.

Yes (Complies) No (Please explain)

R 2.8.4 When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4

Yes (Complies) No (Please explain)

R 2.8.5 It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

Yes (Complies) No (Please explain)

R 2.8.6 The company created an independent Internal Audit function which reports to the Audit Committee.

Yes (Complies) No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

Yes (Complies) No (Please explain)

R 2.8.7 The internal audit activity is carried out by the Internal Audit function based on authorisation from the Audit Committee.

Yes (Complies) No (Please explain)

The Internal Audit reports to the Financial and Risk Management Committee, with the simultaneous notification to the Audit Committee. The Audit Committee carries out works set in the Company Act.

As an organisation, the Internal Audit function is independent from the executive management.

Yes (Complies) No (Please explain)

R 2.8.8 The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

Yes (Complies) No (Please explain)

R 2.8.9 The Managing Body prepared its report for shareholders on the operation of internal controls.

Yes (Complies) No (Please explain)

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

Yes (Complies) No (Please explain)

R 2.8.11 The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

Yes (Complies) No (Please explain)

R 2.9.2 The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes (Complies) No (Please explain)

R 2.9.3 The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes (Complies) No (Please explain)

The Managing Body pre-determined in a resolution what circumstances constitute "significant bearing".

Yes (Complies) No (Please explain)

R 3.1.6 On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees' targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes (Complies) No (Please explain)

R 3.2.1 The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes (Complies) No (Please explain)

R 3.2.3 The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor's report on problems discovered during the audit.

Yes (Complies) No (Please explain)

R 3.2.4 The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4

Yes (Complies) No (Please explain)

R 3.3.1 There is a Nomination Committee operating at the company.

Yes (Complies) No (Please explain)

The Corporate Governance and Remuneration Committee manages issues related to the composition of the Board of Directors and the Supervisory Board. Therefore at the following questions on Nomination Committee, MOL makes declaration on the Corporate Governance and Remuneration Committee.

R 3.3.2 The Nomination Committee provided for the preparation of personnel changes.

Yes (Complies) No (Please explain)

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes (Complies) No (Please explain)

The Nomination Committee evaluated the activity of board and executive management members.

Yes (Complies) No (Please explain)

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes (Complies) No (Please explain)

R 3.4.1 There is a Remuneration Committee operating at the company.

Yes (Complies) No (Please explain)

The works of the Remuneration Committee are carried out by the Corporate Governance and Remuneration Committee. Therefore at the following questions on Remuneration Committee, MOL makes declaration on the Corporate Governance and Remuneration Committee.

R 3.4.2 The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

Yes (Complies) No (Please explain)

R 3.4.3 The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

Yes (Complies) No (Please explain)

The remuneration of the Managing Body was approved by the general meeting based on the recommendation of the Remuneration Committee.

Yes (Complies) No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

Yes (Complies) No (Please explain)

R 3.4.4 The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

Yes (Complies) No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

Yes (Complies) No (Please explain)

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

Yes (Complies) No (Please explain)

R 3.4.7 The majority of the members of the Remuneration Committee are independent.

Yes (Complies) No (Please explain)

R 3.5.1 The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes (Complies) No (Please explain)

Between 2003 and 2007, MOL's corporate governance practice was rated by Deminor Rating (later ISS Corporate Services) international corporate governance rating and advisory firm. The rating firm has not commented the combination of the remuneration and nomination committee functions. Therefore the Board of Directors has not discussed the separation of nomination and remuneration committee tasks.

R 3.5.2 The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes (Complies) No (Please explain)

The duties of the Remuneration and Nomination Committees were carried out by the Corporate Governance and Remuneration Committee.

R 4.1.1 In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

Yes (Complies) No (Please explain)

R 4.1.2 The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes (Complies) No (Please explain)

R 4.1.3 The company's disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes (Complies) No (Please explain)

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes (Complies) No (Please explain)

R 4.1.4 The Managing Body assessed the efficiency of disclosure processes.

Yes (Complies) No (Please explain)

Each year MOL assigns a London based independent investor relations consulting firm to make a survey among investors and analysts, about the general understanding of MOL strategy and whether the market players are satisfied with the performance of the management and investor relations department, including the disclosure processes.

R 4.1.5 The company published its corporate events calendar on its website.

Yes (Complies) No (Please explain)

R 4.1.6 In the annual report and on the website of the company, the public was informed about the company's corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes (Complies) No (Please explain)

R 4.1.8 In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes (Complies) No (Please explain)

R 4.1.9 In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

R 4.1.10 The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes (Complies) No (Please explain)

The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management. However, there was no information on the criteria considered when evaluating individual members.

R 4.1.11 In the annual report and in the Remuneration Statement on the company's website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

R 4.1.12 The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

Yes (Complies) No (Please explain)

R 4.1.13 In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

Yes (Complies) No (Please explain)

R 4.1.14 The company discloses its guidelines governing insiders' trading in the company's securities on its website.

Yes (Complies) No (Please explain)

The company published in the annual report and on its website ownership in the company's securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

Yes (Complies) No (Please explain)

R 4.1.15 In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

Yes (Complies) No (Please explain)

Level of compliance with the Suggestions
The company should indicate whether the relevant suggestion of the CGR is applied or not (Yes / No)

S 1.1.3 The company has an investor relations department.

<u>Yes</u> No

S 1.2.1 The company published on its website the summary document regarding the conducting of the general meeting and the exercise of shareholders' rights to vote (including voting via proxy)

<u>Yes</u> No

S 1.2.2 The company's articles of association are available on the company's website.

<u>Yes</u> No

S 1.2.3 The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).

<u>Yes</u> No

S 1.2.4 Information and documents according to 1.2.4 regarding general meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company's website.

<u>Yes</u> No

Information and documents regarding general meetings (invitations, proposals, draft resolutions, resolutions) were published on the company's website. Excerpts from the minutes were published on the website of the Budapest Stock Exchange (in Hungarian).

S 1.2.5 The general meeting of the company was held in a way that ensured the greatest possible shareholder participation.

<u>Yes</u> No

S 1.2.6 Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the general meeting.

<u>Yes</u> <u>No</u>

In 2007, there were no shareholders' comments on and supplements to the items on the agenda.

S 1.2.7 The voting procedure applied by the company ensured unambiguous, clear and fast decision making by shareholders.

<u>Yes</u> No

S 1.2.11 At the shareholders' request, the company also provided information on the general meeting electronically.

<u>Yes</u> No

S 1.3.1 The identity of the chairman of the general meeting was approved by the company's general meeting prior to the discussion of the items on the agenda.

<u>Yes</u> No

S 1.3.2 The Managing Body and the Supervisory Board were represented at the general meeting.

<u>Yes</u> No

S 1.3.3 The company's articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company's general meeting and be granted the right of participation in the discussion of the relevant items on the agenda.

Yes No

S 1.3.4 The company did not prevent shareholders attending the general meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.

Yes No

The company has not made any further requirements above those set by the law.

S 1.3.5 The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the general meeting. Where the company declined to give an answer it published its reasons for doing so.

Yes No

S 1.3.6 The chairman of the general meeting and the company ensured that in answering the questions raised at the general meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes No

S 1.3.7 The company published a press release and held a press conference on the decisions passed at the general meeting.

Yes No

S 1.3.11 The company's general meeting decided on the different amendments of the articles of association in separate resolutions.

Yes No

S 1.3.12 The minutes of the general meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the general meeting.

Yes No

Excerpts from the minutes were published on the website of the Budapest Stock Exchange (in Hungarian) 42 days after the general meeting.

S 1.4.1 The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.

Yes No

The dividend was paid on the starting day of dividend payment to those shareholders who had provided all the necessary information and documentation. Following this date, dividend is paid monthly to those shareholders providing the necessary documentation.

S 1.4.2 The company disclosed its policy regarding anti-takeover devices.

Yes No

S 2.1.2 The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.

Yes No

S 2.2.1 The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes No

S 2.3.2 Board members had access to the proposals of a given meeting at least five days prior to the board meeting.

Yes No

S 2.3.3 The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.

Yes No

The charter of the Board of Directors regulates this issue.

S 2.4.1 The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the general meeting.

Yes No

S 2.4.2 The composition of boards and the number of members complies with the principles specified in 2.4.2

Yes No

S 2.4.3 Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction programme.

Yes No

S 2.5.2 The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.

Yes No

S 2.5.3 The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management's work where the functions of Chairman and CEO are combined.

Yes No

[*However, the operation of the management is assessed by the Corporate Governance and Remuneration Committee. The chairman and the majority of committee members are independent.*]

S 2.5.6 The company's Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.

Yes No

S 2.7.5 The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.

Yes No

S 2.7.6 In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.

Yes No

S 2.8.2 The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company's daily operations.

<u>Yes</u> No

S 2.8.10 When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10

<u>Yes</u> No

S 2.8.12 The company's auditor assessed and evaluated the company's risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes <u>No</u>

The company's auditor receives regular information on the risk management system and the risk management operations, and it can follow and monitor these activities. During the audit process the audit reviews and analyses the risk management system and the efficiency of the risk management operations for its own purposes, but it does no issue a report on such audits to any external party (e.g. Audit Committee).

S 2.9.1 The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.

<u>Yes</u> No

S 2.9.4 The Managing Body may invite the company's auditor to participate in those meetings where it debates general meeting agenda items.

<u>Yes</u> No

S 2.9.5 The company's Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.

<u>Yes</u> No

S 3.1.2 The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year.

<u>Yes</u> No

S 3.1.4 The company's committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.

<u>Yes</u> No

S 3.1.5 The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5

<u>Yes</u> No

S 3.2.2 The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.

<u>Yes</u> No

S 3.3.3 The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body.

Yes <u>No</u>

There was an evaluation on the operation of the Board of Directors. In 2007, there was no evaluation on the works of individual members.

S 3.3.4 The majority of the members of the Nomination Committee are independent.

<u>Yes</u> No

S 3.3.5 The rules of procedure of the Nomination Committee includes those details contained in 3.3.5

Yes <u>No</u>

S 3.4.5 The Remuneration Committee prepared the Remuneration Statement.

Yes <u>No</u>

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

S 3.4.6 The Remuneration Committee exclusively consists of non-executive members of the Managing Body.

Yes <u>No</u>

S 4.1.4 The disclosure guidelines of the company at least extend to those details contained in 4.1.4

Yes <u>No</u>

The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.

Yes <u>No</u>

S 4.1.7 The company's financial reports followed IFRS guidelines.

<u>Yes</u> No

S 4.1.16 The company also prepares and releases its disclosures in English.

<u>Yes</u> No

setting the pace from New Europe

Közgyűlési dokumentumok

2008. április 23.

MOL

KÖZGYŰLÉSI DOKUMENTUMOK

A MOL MAGYAR OLAJ- ÉS GÁZIPARI NYILVÁNOSAN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG

2008. ÁPRILIS 23-ÁN TARTANDÓ ÉVI RENDES KÖZGYŰLÉSE RÉSZÉRE

Közgyűlés időpontja: 2008. április 23. 14 óra

Közgyűlés helyszíne: Danubius Thermal & Conference Hotel Helia helyiségeiben

Tisztelt Részvényesünk!

A MOL Nyrt. Igazgatósága 2008. április 23-án 14 órára hívta össze a társaság évi rendes közgyűlését, amelynek napirendjét az Alapszabályban meghatározott módon közzétett hirdetmény tartalmazza. A közgyűlési hirdetmény 2008. március 21-én jelent meg a Budapesti Értéktőzsde és a MOL honlapján.

A MOL Nyrt. Igazgatósága által javasolt közgyűlési napirendi pontok

1. **A 2007-es üzleti év lezárása:**

    - Az Igazgatóság jelentése a 2007. évi üzleti tevékenységről, a Számviteli törvény előírásainak megfelelően összeállított (a magyar számviteli törvény, illetve a Magyarországon alkalmazott számviteli elvekkel összhangban elkészített anyavállalati és az Európai Unió által elfogadott Nemzetközi Pénzügyi Beszámolási Standardok („IFRS") alapján elkészített konszolidált) éves beszámolóknak és az adózott eredmény felhasználására vonatkozó javaslatnak az előterjesztése
    - A könyvvizsgáló jelentése az Igazgatóság által előterjesztett 2007. évi beszámolókról
    - A Felügyelő Bizottság jelentése a 2007. évi beszámolókról és az adózott eredmény felhasználására vonatkozó javaslatról
    - Döntés a társaság számviteli törvény szerinti 2007. évi anyavállalati és IFRS alapján elkészített konszolidált éves beszámolóinak elfogadásáról, az adózott eredmény felhasználásáról, az osztalék mértékéről
    - Döntés a felelős társaságirányítási jelentés elfogadásáról

2. **A könyvvizsgáló 2008. üzleti évre történő megválasztása, díjazásának és a megkötendő szerződés lényeges elemeinek meghatározása**

3. **Az Igazgatóság felhatalmazása saját részvény vásárlására**

4. **Igazgatósági tagok választása**

5. **Az Igazgatósági tagok díjazásának megállapítása, valamint az Igazgatóság tagjait – a Társaság eredményességének függvényében – megillető javadalmazási rendszer jóváhagyása**

6. **Az Igazgatóság Magyar Energia Hivatal által – a földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján – első alkalommal jelölt tagjának választása**

7. **A Felügyelő Bizottság Magyar Energia Hivatal által – a földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján – első alkalommal jelölt tagjának választása**

8. **Az Alapszabály módosítása (Alaptőke és részvények, Szavazati jog, Részvényesi csoport, Részvények átruházása, Közgyűlés, Igazgatóság, Igazgatóság összehívása és működési rendje, Alaptőke felemelése és leszállítása, Dokumentumok, Képviselet, Felügyelő Bizottság)**

9. **Döntés a vezető tisztségviselők részére - a Gt. 30. § (5) bekezdése szerint - adható felmentvény tárgyában**

10. Döntés az alaptőke leszállításáról

Tájékoztatás az alaptőke leszállításával kapcsolatosan

Az alaptőke leszállítás mértéke:
5.483.775 db "A" sorozatú, névre szóló, 1.000 Ft névértékű, dematerializált, a társaság tulajdonában lévő törzsrészvény (saját részvény) bevonásával az alaptőke 5.483.775.000 Ft-tal 104.191.727.578 Ft-ra történő leszállítása.

Az alaptőke leszállítás oka:
Tőkeszerkezet átalakítása a részvényesi hozam növelése érdekében.

Az alaptőke leszállítás végrehajtásának módja:
Az „A" sorozatú, 1.000 Ft névértékű részvények számának 5.483.775 db-bal történő csökkentése a társaság saját tulajdonában lévő részvények bevonásával. Az alaptőke leszállítás a társaság részvényeseinek részvénytulajdonát nem érinti.

A társaság 1% feletti tulajdonnal rendelkező részvényesének kérésére felvett további napirendi pont

11. Döntés arról a részvényesi javaslatról, hogy a magyar gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján könyvvizsgáló kerüljön kijelölésre az utolsó (2007. évi) számviteli törvény szerinti beszámoló és az utolsó két év ügyvezetésében előfordult bizonyos események vizsgálata céljából

A füzet a napirendi pontoknak megfelelő előterjesztéseket és tájékoztatásokat tartalmazza. A közgyűlési dokumentum az egyes napirendi pontok közötti jobb eligazodást kívánja elősegíteni, illetve tájékoztatást ad a részvényesek számára a közgyűlésen tárgyalásra kerülő kérdésekről. A hivatalos Hirdetmény további információkat tartalmaz.

Jelen dokumentum magyar és angol nyelven került közzétételre, amelyek közül a magyar nyelvű az irányadó.

Technikai megjegyzések

A közgyűlésen való részvétel és szavazati jog gyakorlásának feltételei:

A közgyűlésen csak azok a részvényesek gyakorolhatják szavazati jogukat, akiket a közgyűlés napját 7 (hét) munkanappal megelőzően (azaz 2008. április 14-én) a társaság részvénykönyvébe bejegyeztek a tulajdonosi megfeleltetés keretében. A tulajdonosi megfeleltetéssel történő részvénykönyvi bejegyzésnél a társaság alapszabályának, valamint a vonatkozó törvényi rendelkezéseknek kell megfelelni. Az Igazgatóság utasítására a KELER Zrt. a részvénykönyvet 2008. április 14-én lezárja, és abba a közgyűlés berekesztését követő napig nem teljesít bejegyzési kérelmet. **A tulajdonosi megfeleltetés fordulónapja 2008. április 10.** A részvénytulajdonosok részvénykönyvi bejegyzéséről az értékpapír-számlavezetők a részvényes megbízása alapján kötelesek gondoskodni. Az értékpapír-számlavezetőknek adott megbízás határidejéről az értékpapír-számlavezetők adnak felvilágosítást a részvénytulajdonosoknak.

A részvénytársaság nem vállal felelősséget az értékpapír-számlavezetőknek adott megbízások teljesítéséért, illetve azok mulasztásának következményeiért. A részvények tulajdonjogának bejegyzése telefonon (06-80-390-207) vagy személyesen (1075 Budapest, Asbóth u. 9-11.) is ellenőrizhető a KELER Zrt. részvénykönyv-vezetésén, ügyfélfogadási időben munkanapokon 9-15 óra között. A részvénykönyv lezárása nem korlátozza a részvénykönyvbe bejegyzett személy jogát részvényeinek a részvénykönyv lezárását követő átruházásában. A részvénynek a közgyűlés kezdő napját megelőző átruházása nem zárja ki a részvénykönyvbe bejegyzett személynek azt a jogát, hogy a közgyűlésen részt vegyen és az őt mint részvényest megillető jogokat gyakorolja.

A közgyűlés határozatképes, ha a szavazásra jogosító részvények által megtestesített szavazatok több mint felét képviselő részvényes jelen van. A határozatképesség megállapításánál az Alapszabály 10.1. és 10.2. pontjaiban írt korlátozások figyelembevételével kell eljárni úgy, hogy a 10 %-os maximális szavazatok fölötti hányadot figyelmen kívül kell hagyni. A névre szóló "A" sorozatú törzsrészvények tulajdonosait minden 1.000,- Ft, azaz egyezer forint névértékű „A" sorozatú törzsrészvény egy (1) szavazatra jogosítja az Alapszabályban foglalt korlátozásokkal. A „B" sorozatú elsőbbségi részvény az Alapszabályban meghatározott szavazatelsőbbség mellett egy (1) szavazatra jogosítja a tulajdonosát.

A közgyűlésen minden részvényes személyesen, illetve a gazdasági társaságokról szóló 2006. évi IV. törvény és a tőkepiacról szóló 2001. évi CXX. törvény előírásainak megfelelő **képviselő vagy részvényesi meghatalmazott** (a továbbiakban együttesen: meghatalmazott) **útján vehet részt.** Amennyiben a részvényes az Alapszabály 13.6. pontjában meghatározott **formanyomtatványon** kíván képviseleti meghatalmazást adni, erre vonatkozó kérését legkésőbb 2008. április 22-ig kell jeleznie a MOL Nyrt. befektetési kapcsolattartási szervezete részére írásban (postacím: 1117 Budapest, Október huszonharmadika u. 18.) vagy e-mailben az investorrelations@mol.hu címre. A kérésnek tartalmaznia kell a részvényes pontos nevét és címét (postai vagy e-mail), amelyre a formanyomtatvány küldhető részére.

A meghatalmazott nevére kiállított meghatalmazást (ideértve a formanyomtatványon adott meghatalmazást is) – figyelembe véve a kiállítás helye szerinti ország és a Magyar Köztársaság között életben lévő nemzetközi egyezmény vonatkozó rendelkezéseit vagy viszonosságot is – közokiratba vagy teljes bizonyító erejű magánokiratba kell foglalni. Amennyiben a meghatalmazást nem magyar nyelven állították ki, arról hivatalos magyar fordítást kell mellékelni. A meghatalmazást aláíró személyek képviseleti jogosultságát közhitelű nyilvántartás által kibocsátott dokumentummal (pl. cégkivonat) vagy közjegyzői nyilatkozattal kell igazolni. Amennyiben a képviseleti jogosultság igazolására vonatkozó dokumentumot nem magyar nyelven állították ki, arról hivatalos magyar fordítást kell mellékelni.

A képviseleti meghatalmazás érvényessége csak egy közgyűlésre szól, a meghatalmazás érvényessége azonban kiterjed a határozatképtelenség miatt megismételt közgyűlésre is.

A meghatalmazást (a formanyomtatványon adott meghatalmazás kivételével) legkésőbb a közgyűlés megkezdése előtt a regisztráció alkalmával kell az Alapszabály szerint letétbe helyezni. A formanyomtatványon adott meghatalmazásnak a Társaság részére legkésőbb 2008. április 22. napjáig a Társaság székhelyére (1117 Budapest, Október huszonharmadika u. 18.) meg kell érkeznie.

A külföldi jog alapján kiállított letéti igazolás (DR) tulajdonosok esetében a DR-okat kibocsátó letéteményes, a The Bank of New York jogosult a képviseleti jogokat gyakorolni. A DR tulajdonosok a The Bank of New York, mint letéteményes részére adott meghatalmazással, a társaság alapszabályának, letétkezelő szerződésnek, valamint a vonatkozó törvényi rendelkezéseknek megfelelve jogosultak szavazati jogukat gyakorolni a MOL Nyrt. Igazgatósága által a The Bank of New York révén megküldött határozati javaslatok alapján. Kérjük a DR-tulajdonosokat, hogy a részletes eljárási szabályokról a The Bank of New York (101 Barclay Street, 22 West New York, NY 10286, Tel: 1 212 815 2228, Fax. 1 212 571 3050, Email: cjwoods@bankofny.com) ügyfélszolgálatánál érdeklődjenek.

További információval szívesen áll a MOL Nyrt. Befektetői Kapcsolatok szervezete (telefon: +361 464 1395, fax: +361 464 1335) is a rendelkezésükre.

A regisztráció, azaz a részvényesi (meghatalmazotti) jogosultság igazolása a közgyűlés helyszínén és napján történik 11.00 és 13.00 óra között.

Felhívjuk Tisztelt Részvényeseink figyelmét a regisztráción történő pontos megjelenésre.
A regisztráció lezárását követően, a jelenléti íven nem szereplő, a részvénykönyvbe bejegyzett részvényes (meghatalmazott) a közgyűlésen részt vehet, de szavazati jogát nem gyakorolhatja.

Szavazás módja

A közgyűlésen gépi szavazási technikát javasol alkalmazni az Igazgatóság, amelynek részletes ismertetése a helyszínen történik meg. A közgyűlés először a gépi szavazási mód elfogadásáról hoz döntést, majd megválasztja a jegyzőkönyv-vezetőt, a jegyzőkönyv hitelesítőket, valamint a szavazatszámlálókat.

1. NAPIRENDI PONT

A 2007-es üzleti év lezárása

Az Igazgatóság jelentése a 2007. évi üzleti tevékenységről

Kiemelt pénzügyi eredmények

2007-ben az üzleti eredmény USA dollárban számítva a bázis szinten alakult (1.934 millió USD). Az USA dollár forinthoz viszonyított 13%-os gyengülése miatt a forintban számított üzleti eredmény azonban 54,1 Mrd Ft-tal, 355,5 Mrd Ft-ra gyengült. A speciális tételek nélküli üzleti eredmény 5%-kal bővült USA dollárban számítva, mivel a feldolgozás-kereskedelmi és petrolkémiai értékesítés volumenének jelentős növelése, a magas kőolajárak, a javuló crack spread-ek és az emelkedő petrolkémiai árrés ellensúlyozták az alacsonyabb szénhidrogén termelés hatását. A speciális tételek nélküli üzleti eredmény forintban számolva 8%-kal 299,4 Mrd Ft-ra csökkent 2007-ben. A speciális tételek nélküli anyavállalati részvényesek részesedése az eredményből USA dollárban 13%-kal javult, míg forintban 2%-kal gyengült 2007-ben 2006-hoz viszonyítva. A speciális tételek nélküli és a Magnolia átváltási opciójának valós értékre történő átértékeléséből származó, készpénzmozgással nem járó ráfordítástól megtisztított nettó eredmény 1.215,2 millió USD-ra növekedett (12%-os javulás).

- A **Kutatás-termelés** üzleti eredménye 2007-ben 429 millió USD-t tett ki, ami 27%-os csökkenést mutat (78,9 Mrd Ft vagy 36% csökkenés) az alacsonyabb szénhidrogén termelés és egyszeri tételek miatt.
- A **Feldolgozás és Kereskedelem** szegmens üzleti eredménye 2007-ben 12%-kal 935 millió USD-re javult (forintban 171,9 Mrd Ft-os szinten maradt) az előző év hasonló időszakához képest, az értékesített mennyiségek növelésének és a magasabb crack spread-eknek köszönhetően.
- A **Petrolkémia** szegmens üzemi eredménye megduplázódott 2007-ben és történetének legmagasabb üzleti eredményét, 222 millió USD-t (40,9 Mrd Ft) ért el, a rekord termelési szint és a javuló petrolkémiai árrés miatt.
- A **Földgáz Szállítás** üzleti eredménye (tartalmazva az eszközátértékelés hatását is) 14,4%-kal 168 millió USD-ra növekedett 2007-ben (forintban a 30,9 Mrd Ft-os szinten maradt) a magasabb hazai szállítási bevételeknek köszönhetően.
- A **Központ és egyéb** szegmens 26,4 Mrd Ft-os nyeresége tartalmazza a 42,25%-nyi TVK részvény akvizícióján elkönyvelt 14,4 Mrd Ft egyszeri eredményt, valamint a gázüzlet eladásával kapcsolatban az E.ON-tól 2007-ben kapott 44,3 Mrd Ft-os ármódosító tételt.
- **Hatékonyságjavítási programunk**, folytatódott 2007-ben is. A projekt célja 285 millió USD hatékonyságjavulás elérése 2008-ra. A fenti cél 96%-át sikerült elérnünk 2007 végéig.
- A **beruházások és befektetések** értéke 2007-ben szinte megduplázódott. A 2006. évi 0,9 Mrd USD-ről (187,2 Mrd Ft) 2 Mrd USD-re (363,4 Mrd Ft) történő növekedés elsősorban az akvizícióknak köszönhető, melyekre összesen 1,1 Mrd USD-t költöttünk (207,6 Mrd Ft), beleértve az IES, a TVK, a Tifon és a Matjuskhinskaja mező akvizíciókat is.
- **A nettó hitelállomány** 2007. év végén 506,5 Mrd Ft volt, míg az eladósodottág (a nettó hitelállomány osztva a nettó hitelállomány és az összes saját tőke összegével) 35,6%-ot tett ki. A növekedés mögött a tőkeszerkezet optimalizáció keretében végrehajtott tranzakciók hatása áll.
- **A működési cash flow** a forgótőke igény változása nélkül 4%-kal 446,5 Mrd Ft-ra (2.429,3 millió USD), míg a forgótőke igény változásokkal és a fizetett adóval együtt 40%-kal 315,5 Mrd Ft-ra csökkent 2007-ben.

Fontosabb pénzügyi adatok szegmensenként

ÉRTÉKESÍTÉS NETTÓ ÁRBEVÉTELE	2007. év millió Ft	2006. év millió Ft	2007. év millió USD	2006. év millió USD
Kutatás – termelés	334.806	389.611	1.822	1.851
Feldolgozás és Kereskedelem	2.290.414	2.331.254	12.461	11.075
Földgáz	90.694	368.195	493	1.749
Petrolkémia	497.616	451.248	2.707	2.144
Központ és egyéb	102.163	103.034	556	489
ÖSSZESEN	3.315.693	3.643.342	18.039	17.308

KÜLSŐ ÉRTÉKESÍTÉS NETTÓ ÁRBEVÉTELE[1]	2007. év millió Ft	2006. év millió Ft	2007. év millió USD	2006. év millió USD
Kutatás – termelés	178.804	162.350	973	771
Feldolgozás és Kereskedelem	1.932.290	2.006.863	10.513	9.534
Földgáz	78.244	359.934	426	1.710
Petrolkémia	398.181	355.856	2.166	1.691
Központ és egyéb	6.432	6.058	35	29
ÖSSZESEN	2.593.951	2.891.061	14.113	13.735

ÜZLETI EREDMÉNY	2007. év millió Ft	2006. év módosított[3] millió Ft	2007. év millió USD	2006. év módosított[3] millió USD
Kutatás – termelés	78.864	122.930	429	584
Feldolgozás és Kereskedelem	171.935	175.337	935	833
Földgáz	38.743	111.564	211	530
Petrolkémia	40.892	23.297	222	111
Központ és egyéb	26.446	-41.086	144	-195
Szegmensek közötti átadás[2]	-1.375	17.530	-7	83
ÖSSZESEN	355.505	409.572	1.934	1.946

ÜZLETI EREDMÉNY SPECIÁLIS TÉTELEK NÉLKÜL[4]	2007. év millió Ft	2006. év módosított[3] millió Ft	2007. év millió USD	2006. év módosított[3] millió USD
Kutatás – termelés	80.554	122.930	438	584
Feldolgozás és Kereskedelem	171.935	175.337	935	833
Földgáz	38.743	37.520	211	178
Petrolkémia	40.892	23.297	222	111
Központ és egyéb	-31.329	-41.086	-170	-195
Szegmensek közötti átadás[2]	-1.375	8.724	-7	41
ÖSSZESEN	299.420	326.722	1.629	1.552

[1] A szegmensek nettó értékesítése és az üzleti eredménye a harmadik félnek, valamint más divíziónak történő értékesítésekből származó eredményt foglalja magába. A Kutatás-termelés belföldön kitermelt kőolajat, kondenzátumokat és PB gázt ad át a Feldolgozás és Kereskedelemnek és földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot , propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket ad át a Feldolgozás és Kereskedelemnek. A belső transzferárak az aktuális piaci árakon alapulnak. A szegmens eredmények az adott divízióhoz tartozó teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

[2] Ezen a soron a szegmensek közötti átadásokból származó nem realizált üzleti eredmény változását mutatjuk ki. Nem realizált eredmény akkor keletkezik, amikor az átadott tétel a fogadott szegmensnél készleten van az időszak végén és csak a későbbi időszakban kerül értékesítésre harmadik fél felé. A szegmensszintű kimutatásokban az átadó szegmens az átadáskor azonnal elszámolja a tranzakción keletkező nyereséget. Társasági szintű eredmény szempontjából azonban a nyereség csak a harmadik félnek történő értékesítéskor kerül elszámolásra. Az előző években a nem realizált profit-hatás nem került elkülönítetten kimutatásra, de szerepelt a fogadó szegmens kimutatott szegmens eredményében. Szegmensek közötti átadáson nem realizált profit elsősorban a Feldolgozás és Kereskedelemből a Petrolkémia szegmensbe történő átadásnál keletkezik.

[3] A Csoport megváltoztatta számviteli politikáját, amely alapján a helyi iparűzési adót és az innovációs járulékot társasági adóként számolja el, mivel ezek az adók inkább jövedelem típusú adók, mint a működési költségek sajátosságait mutatják. A korábbi években a helyi iparűzési adó és az innovációs járulék működési költségként került elszámolásra.

[4] Üzleti eredmény 2006-ban a gáztranzakció 82,9 Mrd Ft-os nyeresége és a tranzakcióban értékesített leányvállalatok (Kereskedelem és Tárolás) eredménye nélkül, 2007-ben a TVK részvények akvizícióján elkönyvelt egyszeri nyereség (14,4 Mrd Ft) nélkül; a gázüzlet eladásáért az E.ON-tól járó 44,3 Mrd Ft utólagos ármódosítás nélkül, amelyből 26,9 Mrd Ft bevétel a 2007 július-december periódus vonatkozásában 2007. IV. negyedévben kimutatásra került, melynek pénzügyi teljesítése 2008. I. negyedévben várható.

Működési környezet áttekintése

Külső környezet kihívásokkal...

2007-ben a működési környezetünk bizonyos elemei kiemelkedően jól, míg a deviza hatásai kedvezőtlenül alakultak. A kőolaj árak, a finomítói crack spreadek és a petrolkémiai árrés egyaránt javuló tendenciát mutattak. Az USA dollár gyengülése a helyi devizáinkkal szemben azonban igen jelentős negatív hatással bírt a működési eredményünkre.

...kedvező kőolaj árakkal és crack spread-ekkel...

A Brent kőolaj USA dollárban számolt átlagos árszintje 11,2%-kal 72,4 USD/hordóra növekedett 2007-ben. Az orosz Ural Blend – a MOL kőolajvásárlásában meghatározó kőolajtípus – átlagos mediterrán tőzsdei jegyzésára 69,4 USD/hordó volt, ami 13%-os növekedés a 2006. évi 61,4 USD/hordó árhoz képest. Az átlagos FOB Rotterdam benzinár 12,4%-kal, a gázolajár 10,2%-kal emelkedett. A benzin USA dollárban kifejezett átlagos FOB Rotterdam crack spread-je 17,3%-kal növekedett, míg a gázolajé 6,4%-kal növekedett 2006-hoz képest jelentősen meghaladva a historikus átlagot.

... amit lerontott a gyenge USA dollár

A forint 2007-ben jelentősen (12,7%-kal) erősödött az USA dollárral szemben: az éves átlagos árfolyam 2007-ben 183,8 Ft/USD, míg 2006-ban 210,5 Ft/USD volt. 2007-ben a forint 4,9%- kal erősödött az EUR-val szemben, míg 2006-ban a gyengülés mértéke 6,5% volt. Az év folyamán a szlovák korona további 9,3%-kal erősödött az EUR-val szemben folytatva a 2006-ban megkezdett tendenciát (3,6%-os erősödés). A szlovák korona erősödött az USA-dollárral szemben is: az éves átlagos árfolyam 2007-ben 24,7 SKK/USD, míg 2006-ban 29,7 SKK/USD volt.

A magyarországi átlagos fogyasztói inflációs ráta 2007-ben 8,0%-ra emelkedett szemben a 2006. évi 3,9%-kal. Szlovákiában az átlagos fogyasztói inflációs ráta 2,8%-ra csökkent 2007-ben szemben a 2006. évi 4,5%-kal. A magyar GDP növekedési üteme 1996 óta nem látott mélységbe zuhant vissza, s 2007-ben mindössze 1,3% volt, míg 2006-ban a növekedés mértéke 3,9% volt. Szlovákiában a GDP növekedési üteme 10,4% volt 2007-ben (2006-ban 8,5%). Régiónkban 2007-ben a motorbenzin-felhasználás enyhén, 1,6%-kal növekedett, míg a motorikus gázolaj iránti kereslet jelentősen, 8,9%-kal nőtt.

A szabályozott gáztarifák változása

A magyarországi földgázszállítási tarifánál a szabályozott tevékenységre érvényesíthető, a szabályozó által elismert eszközalapra vetített, eszközarányos nyereség 2007. évben 6,9% volt. A 2007. júliusi tarifa változás során a belépési teljesítménydíj 8%-kal nőtt, a kilépési teljesítménydíj pedig gyakorlatilag szinten maradt. A forgalmi díj 10%-kal csökkent, amely az elismert gázár csökkenését tükrözi. A MEH (Magyar Energia Hivatal) kiadta a 2007. július 1-től 2008. június 30-ig hatályos szagosítási tarifákat.

Fizetett bányajáradék Magyarországon...

A Társaság a Magyarországon termelt földgáz és kőolaj után 2007. évben a termékek árbevételének 49%-t fizette meg bányajáradékként a magyar államnak. 2007. évben a MOL Nyrt. által Magyarországon kitermelt kőolaj és 1998 után termelésbe állított mezőkön kitermelt földgáz után 12,5% volt a bányajáradék mértéke. A 2003-ban elfogadott Gáztörvény (GET) és a kapcsolódó végrehajtási rendeletek alapján a MOL Nyrt. 1998 előtt termelésbe állított mezőiből származó földgáztermelést terhelő bányajáradék mértéke – a törvényben meghatározott formula alapján – a 2006. évi 75%-ról 2007-ben 64%-ra csökkent. Az ezen mezőkről származó termelés után 2007-ben 66,2 Mrd Ft befizetés történt a bányajáradékból az energia ár kompenzációs kasszába. Az elkövetkező években a bányajáradék százalékos mértéke a termelés után a MOL és a Gazdasági és Közlekedési Miniszter közötti megállapodásban érintett mezőkre vonatkozóan a 2005 végén hatályos szabályok szerint alakul. Eszerint az 1998 előtt termelésbe állított mezőkről kitermelt földgáz után fizetett járadék mértéke - feltételezve,

hogy a gázár növekedése alatta marad az elismert költség növekedésének -, egy meghatározott formula szerint fokozatosan csökken egészen addig, amíg el nem éri - megállapodás értelmében egy 1,02-1,05 értékű szorzótényezővel módosított - 12%-os szintet. Ez a kétoldalú megállapodás határozza meg a MOL által fizetendő bányajáradék mértékét a megállapodásban érintett magyarországi mezőkből kitermelt szénhidrogénekre vonatkozóan 2020-ig. A megállapodásban nem érintett mezőkre (beleértve a 2005. év utáni új felfedezéseket is) vonatkozóan a 2007. évben módosított Bányatörvény és a kapcsolódó végrehajtási rendeletek alapján meghatározott, termelt mennyiségtől és a Brent jegyzésártól függő járadékkulcsok és járadékfizetési szabályok vonatkoznak.

... és Oroszországban

Az orosz bányajáradék és export vám az átlagos Ural ár és az orosz rubel-USA dollár árfolyam függvénye; a számítás pontos képletét az adótörvény határozza meg. A hatóságok hivatalos közleményben adnak értesítést a bányajáradék mértékéről havonta, míg az export vámról kéthavonta. A bányajáradék mértéke 2007. december 31-én 17,5 USD/bbl volt, míg éves átlaga 19,1%-a volt a 2007-es átlagos Ural árnak. Az export vám 2007. december 31-én 37,9 USD/bbl volt, míg az éves átlag 41,0%-a volt az éves átlagos Ural árnak.

Értékesítés árbevétele, működési költségek és üzleti eredmény

Értékesítés árbevétele

A Csoport nettó árbevétele 2007-ben 10%-kal csökkent és 2.594,0 Mrd Ft-ot tett ki, főként a gázüzlet eladása miatt kieső árbevételt tükrözve, melyet a magasabb értékesített mennyiségek ellenére tovább erősítettek a finomítói termékek alacsonyabb átlagos értékesítési árai. A csökkenést részben ellensúlyozta a november közepén konszolidációba bevont olasz finomítóból (IES) származó árbevétel (41,0 Mrd Ft).

Az egyéb működési bevételek értéke 2007-ben tükrözi a 42,25%-os TVK részvénycsomag akvizícióján elszámolt 14,4 Mrd Ft egyszeri eredményt, valamint a gázüzlet értékesítésével kapcsolatban az E.ON Ruhrgas International AG-tól utólagos elszámolás címén járó 44,3 Mrd Ft-ot, melyből a 2007. január-június periódusra vonatkozó utólagos elszámolás keretében 17,4 Mrd Ft-tal növelte a társaság pénzügyi bevételit, míg a 2007 július-december periódus vonatkozásában további 26,9 Mrd Ft pénzügyi teljesítése a 2008. I. negyedévben várható. A két összehasonlító időszak vonatkozásában az egyéb működési bevételek elsősorban a gázüzlet 2006. I. negyedév végi eladásának 82,6 Mrd Ft-os egyszeri nyereségét tükrözik.

Anyagjellegű ráfordítások

Az anyagjellegű ráfordítások értéke 8%-kal csökkent, mely kis mértékben alulmúlja az értékesítési bevételek csökkenésének szintjét. Ezen belül az anyagköltség 9%-kal nőtt, főként az Ft alapú import kőolajár csökkenése, a feldolgozott kőolaj mennyiségének emelkedése, valamint az IES 36,0 Mrd Ft-os hozzájárulása együttes hatásaként. Az eladott áruk beszerzési értéke 52%-kal csökkent, mivel az összehasonlító időszak tartalmazza az értékesített gáz üzletág hozzájárulását, valamint az értékesített kőolaj mennyiségének tárgyidőszaki csökkenését. Az igénybevett anyagjellegű szolgáltatások értéke 5%-kal növekedett, mely 131,3 Mrd Ft-ot tett ki.

Egyéb költségek és ráfordítások

Az egyéb költségek és ráfordítások 14%-kal 225,1 Mrd Ft-ra csökkentek, főként a két gázleányvállalat eladása, a ZMB közös vállalat által fizetendő alacsonyabb export vám és az alacsonyabb bányajáradék következtében. A bányajáradék csökkenését a Szőreg-1 mező értékesítése, az alacsonyabb hazai és külföldi termelési volumenek, valamint a szabályozott gáz nagykereskedelmi ár növekedésének együttes hatása okozta.

Személy jellegű ráfordítások

A személyi jellegű ráfordítások 7%-kal, 117,3 Mrd Ft-ra növekedtek, a 6,5%-os átlagos bérnövekedés és az 1,6%-os átlaglétszám növekedés együttes hatásának eredményeképpen. A Csoport záró létszáma 8,6%-kal, 13.861 főről 15.058 főre emelkedett, főként az IES, valamint a Tifon 2007. negyedik negyedévi megvásárlása, illetve a Kutatás-termelés üzletág nemzetközi terjeszkedése miatt.

A 2007. év során felmerült termelési költségekből 70,2 Mrd Ft kapcsolódik a félkész- és késztermékek állományának növekedéséhez, szemben a 2006. évi állománycsökkenés 13,3 Mrd Ft-os értékével.

Kutatás-termelés áttekintés

78,9 Mrd Ft-os üzleti eredmény

A Kutatás-termelés szegmens üzleti eredménye 78,9 Mrd Ft (429 millió USD) volt, ami forintban kifejezve 36%-kal, míg USA dollárban számolva 27%-kal alacsonyabb a 2006. évi szinthez képest. A 12%-kal csökkenő szénhidrogén termelés (elsősorban a Szőreg-1 termelésleállítása miatt, mivel a mezőből földalatti gáztároló kerül kialakításra) és a forinthoz képest 13%-ot gyengülő USA dollár eredményre gyakorolt negatív hatását csak részben ellensúlyozta a brenti olajár 11%-os emelkedése.

Az alacsonyabb bevételeket csak részben ellensúlyozták...

A szegmens működési bevételei összességében 55,2 Mrd Ft-tal, 335,4 Mrd Ft-ra csökkentek 2007-ben, alapvetően a Szőreg-1 mező eladása és az értékesítési árak csökkenése miatt. A magyarországi termelésű kőolaj átadási ára 4%-kal, míg a magyarországi termelésű földgáz transzfer- és eladási ára 13%-kal csökkent 2006-hoz képest (forintban számított átlagos árakat figyelembe véve).

...az alacsonyabb költségek

A működési költségek 11,1 Mrd Ft-tal voltak alacsonyabbak az előző évhez képest 2007-ben. Csoport szinten a fizetendő bányajáradék 26.8 Mrd Ft-tal csökkent, melyből a magyarországi termelés után a MOL Nyrt. által fizetett bányajáradék a 2006. évi 124,4 Mrd Ft-ról 97,1 Mrd Ft-ra csökkent. Ebből a 98 után termelésbeállított mezőkből termelt földgáz után az energiaár kompenzációs kasszába fizetett bányajáradék összege 66,2 Mrd Ft volt 2007-ben, ami 23,7 Mrd Ft-tal kevesebb, mint 2006-ban. Az egyszeri tételek jelentősen növelték a szegmens költségeit. Fő elemei a következők: 6,8 Mrd Ft értékvesztés néhány kimerülő és szünetelő mező esetében, 5,0 Mrd Ft leírás Jemenben a nem gazdaságos felfedezésekkel kapcsolatban és 6,0 Mrd Ft-nyi kőolaj értékesítéséből származó követelés leírása, mivel a követelés behajthatósága kérdéses.

Fő 2007-es céljainkat teljesítettük

Fő célunk egy erős és kiegyensúlyozott portfolió felépítése jelentős növekedési potenciállal megfelelő kockázat mellett. Ennek elérése érdekében maximalizáljuk a meglévő széhnidrogén vagyonunk értékét és olyan új termelő ill. megkutatott eszközöket, valamint kutatási területeket vásárolunk, melyeknél hatékonyan alkalmazhatjuk képességeinket és tapasztalatainkat. Koncentrálunk termelő mezőinken a fokozott kihozatali technikák alkalmazására és új projekteket indítunk meglévő területeinkhez közel. 2007-ben az alábbi lépéseket tettük:

- Intenzív termelésbeállítási tevékenységet folytattunk, hogy megállítsuk a termeléscsökkenést a biztos jövedelmezőséget generáló hazai mezőinknél. (Szőreg-1 termelését leszámítva)
- 1,8%-kal növeltük a nemzetközi termelést új oroszországi termelő eszközök vásárlásával
- Növeltük az SEC irányelvek szerinti bruttó bizonyított termelésbeállított és nem termelésbeállított készleteinket (Szőreg-1 mező értékesítését és az INA készleteinek 25%-os részesedését leszámítva)
- Elkészítettük az SPE irányelvek szerinti P1 és P2 készletértékelést is, hogy reálisabb képet kapjunk a készleteinkről 2008-tól
- Versenyképes szinten tartottuk a csoport szintű fajlagos termelési költséget
- Jelenlegi portfoliónkhoz stratégiai szempontból jól illeszkedő új kutatási eszközöket vásároltunk

Az összes termelés 2007-ben 90,4 ezer boe/nap volt, szemben a 2006-os 102,6 ezer boe/nap-pal. A csökkenést főként a Szőreg-1 mező termelésének leállítása okozta, amely mezőből földalatti gáztároló kerül kialakításra. A hazai eszközök a termelés 70%-át adták, míg a nemzetközi termelésben az orosz mezők domináltak.

Hazai szénhidrogén termelés

A magyarországi kőolaj- és földgáztermelés 63,0 ezer boe/nap volt 2007-ben a 2006. évi 75,7 ezer boe/nap-pal szemben. 2007-ben a magyarországi kőolajtermelés (kondenzátumtermelés nélkül) 16,5 ezer boe/nap volt, amely 6,8%-os csökkenést mutat 2006-hoz viszonyítva. A földgáztermelés (nettó szárazgáz) 39,4 ezer boe/nap volt, mely 17,8%-os csökkenést mutatott 2006-hoz képest, melyből 14% a Szőreg-1 mező értékesítésének hatásaként jelentkezik.

Intenzív mezőfejlesztés a jelenlegi készleteink termelésbeállítására

2007-ben jelentős hangsúlyt fektettünk a nem termelésbeállított készleteink termelésbeállítására; 8,2 Mrd Ft-ot költöttünk mezőfejlesztésre. Ezek a projektek kiváló megtérülést biztosítanak, mivel a szállítási infrastruktúra és a felszíni gyűjtési technológia már rendelkezésre áll.

EOR/IOR/EGR projektek a kihozatal maximalizálása érdekében

2007-ben hét mezőben alkalmaztunk fokozott olajkinyerési (EOR) eljárásokat, amelyekkel a teljes magyarországi kőolajtermelés 15,3%-át nyertük ki. A magas olajár és a kedvező bányajáradék szabályozás arra ösztönzött minket, hogy megvizsgáljuk a mezőinkben rejlő további EOR/IOR/EGR lehetőséget. 2007-ben 130 mezőt elemeztünk, amiből végül 36 projektet választottunk ki, hogy segítségükkel realizáljuk a hazai növekedési potenciált.

Szőreg-1 átalakítása földalatti gáztárolóvá

Folyamatosan vizsgáljuk, hogyan tudnánk eszközeinket a legeredményesebben használni. Ezért úgy döntöttünk, hogy egyik gázmezőnket (Szőreg-1) földalatti gáztárolóvá alakítjuk. Meggyőződésünk, hogy a tárolás üzletbe való visszalépéssel hosszabb távon tudunk profitálni kimerülőben lévő mezőinkből.

A nemzetközi termelést 1,8%-kal növelték az akvizíciók

A nemzetközi kőolaj termelés tavalyhoz képest 1,8%-kal, 27,4 ezer boe/nap-ra nőtt 2007-ben, mert oroszországi akvizícióink ellensúlyozni tudták az érett ZMB mező termelésének csökkenését (Oroszország, Nyugat-Szibéria, 50% MOL részesedés).

Szinten lévő orosz termelés az akvizícióknak köszönhetően

Részesedésünk a ZMB mező kőolajtermelésben 2007-ben elérte a 23,9 ezer bbl/nap értéket, amely 8,2%-os csökkenést jelent az előző évhez képest. A Baitugan mező (Oroszország, Volga-Ural régió, 100% MOL részesedés) termelése 1,8 ezer bbl/nap volt 2007-ben, míg a Matjushkinskaya block (3231 km^2 a Tomsk régióban, amiben a MOL 2007 áprilisában szerzett 100% részesedést) átlagosan 0,6 ezer bbl/nap többlettermelést (2007 decemberében 1,1 ezer bbl/nap csúcs napi termeléssel) jelentett.

Intenzív termelésbeállítás Oroszországban

A ZMB mezőben 23 új termelő és vízbesajtoló kút fúrása történt meg 2007-ben. A Baitugan mező esetében 2007 fő feladata a jövőbeni termelésnövekedés alapjainak megteremtése volt. Az érvényben lévő mezőfejlesztési terv módosítása és engedélyeztetése eredményeként megkezdődött a felszíni létesítmények átalakítása. Az év végén elindult a fúrási tevékenység is. 260-275 millió USA dollárt szándékozunk költeni mezőfejlesztésre, amely becsléseink alapján 2014-re a napi termelést 14,0 ezer bbl-re növelheti. A Matjushkinskaya mezőben új termelő kutakat állítottunk működésbe, a meglévő kutaknál rétegrepesztést hajtottunk végre, ami a napi termelés decemberi emelkedését eredményezte. Elindult a főgyűjtő és az olajátadó építése, hogy csökkentsük a belső szállítási és előkészítési költséget és megteremtsük a jövőbeli magasabb termelés feldolgozásához a megfelelő feltételeket.

Pakisztáni termelés 1,2 ezer boe/nap

A Tal blokkban található Manzalai és Makori mezők (Pakisztán, 8,42% MOL részesedés) termelése 2007-ben 14,0 ezer boe/nap felett volt (1,2 ezer boe/nap MOL rész). A felszíni technológia és 200 km gázvezeték építése valamint 6 termelő kút fúrása folyamatban van, a projekt a mezőfejlesztési tervünknek megfelelően halad. A Makori mező lehatárolására várhatóan 2008 folyamán sor kerül.

Készleteink (SEC) a Szőreg hatását leszámítva szinten maradtak

A 2007. december 31-i fordulónapra vonatkozó SEC irányelvek szerinti készletértékelés alapján a MOL-csoport összes bruttó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogén készlete 255,4 millió hordóegyenérték (millió boe) volt, amely 18,7 Mrd m^3 (130,3 millió boe) – kondenzátummal és folyékony gáztermékekkel együtt értelmezett – földgázból és 17,3 millió tonna (125,1 millió boe) kőolajból állt. (A készletek nem tartalmazzák a horvát nemzeti olajvállalatban (INA,

d.d.) szerzett 25%+1 részvénnyi részesedésnek megfelelő készletet.) A 2007. december 31-i nettó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogén készlet 182,8 millió boe volt, ami 12,1 Mrd m^3 (74,1 millió boe) földgázból és 14,9 millió tonna (108,7 millió boe) kőolajból tevődött össze.

A hazai készletek csökkentek

A 2007. évi hazai kitermelés 22,9 millió boe-kel csökkentette a magyarországi bruttó bizonyított készletet, míg a Szőreg-1 mező földalatti tárolóvá történő átalakítása 17 millió boe csökkenést okozott. A magyarországi új találatok és mezőkiterjesztések 1,3 millió boe-kel növelték a bruttó bizonyított készleteket, míg a készletátértékelés 10,7 millió boe-kel csökkentette azt.

Az orosz akvizíciók növelték a nemzetközi készleteinket

Nemzetközi téren a készletek felülvizsgálata (főleg a 2006. év végén megszerzett Baitugan mező felülvizsgálatának köszönhetően) 45,9 millió boe bizonyított készletnövekedést eredményezett. 2007 áprilisában megvásároltuk a Matjushkinskaya mezőt, ami 2,3 millió boe készletnövekedést eredményezett az év végi készletértékelésben. A 2007. évi orosz és pakisztáni kitermelés 9,8 millió boe-kel csökkentette a bruttó bizonyított készleteket.

2006-ban független készlet auditot végzett a DeGolyer és MacNaughton a 2005. december 31-re vonatkozó ténylegesen kitermelhető készlet meghatározása céljából. Ezen audit alapján a ZMB 2005. év végi összes bizonyított készlete 104,5 millió bbl (SEC irányelvek szerint). 2007. december 31-én a MOL részesedés szerinti összes bizonyított készlete - figyelembe véve a 2006 - 2007. évi termelést - 34,4 millió bbl. A Baitugan mező bizonyított készletének nagysága a 2007. december 31-ei készletértékelés (összhangban az SEC irányelvekkel) alapján 50,9 millió bbl-re tehető. A Matjushkinskaya mező bizonyított készlete 2,3 millió bbl (összhangban az SEC irányelvekkel).

A Tal blokkban található Manzalai és Makori mezők (Pakisztán, 8,42% MOL részesedés) SPE irányelveknek megfelelő készletértékelés szerinti MOL-ra jutó bizonyított készlete 13,7 millió boe volt 2007. december 31-én. A hosszú távú gázszállítási szerződések hiánya miatt az SEC irányelvek szerint csak 0,5 millió boe bizonyított készletet veszünk figyelembe.

Az SPE P1+P2 készletek 340 millió boe-t tesznek ki.

A MOL 2008-tól kezdődően az SEC irányelvek szerint számolt készletadatok mellett közzéteszi az SPE szerinti P1 és P2 készletadatait is. A vállalat véleménye szerint az SPE irányelvek szerinti készlet adatok egy realisztikusabb képet nyújtanak a társaság készleteinek helyzetéről. A MOL 2007 év végi SPE szerinti bruttó bizonyított készletei 277,2 millió boe-t tesznek ki, amely csak a MOL hazai és nemzetközi készleteit tartalmazza, a MOL 25%-os részesedésnek megfelelő INA készleteket nem. Az SPE P1+P2 adatok 340,6 millió boe-t tesznek ki (az INA készleteinek 25%-a nélkül).

Továbbra is igen versenyképes fajlagos költségek

A folyó fajlagos szénhidrogén-kitermelési költség a 2006. évi 3,2 USD/boe-ről 2007-ben a kedvezőtlen árfolyamváltozásnak és a csökkenő termelési mennyiségeknek köszönhetően 4,18 USD/boe-re emelkedett, azonban még mindig nagyon versenyképes a 7,9 USD/boe 2006-os európai iparági átlaghoz képest.

Fő célunk egy erős és kiegyensúlyozott portfolió felépítése

2007-ben intenzív kutatási tevékenységet folytattunk Magyarországon, előrehaladtunk a nemzetközi kutatási projektjeinkkel Pakisztánban, Kazahsztánban, Ománban és Jemenben és stratégiai céljainkkal összhangban új projekteket indítottunk Oroszországban, a Közel-Keleten, Közép-Ázsiában és Afrikában.

Kiugróan jó, 50%-os kutatási sikeresség

Kiugró siker jellemezte a kutatási tevékenységünket 2007-ben. Összesen 16 kutatófúrást mélyítettünk, amelyből 8 eredményezett kereskedelmileg hasznosítható mennyiséget, azaz a fúrások 50%-a sikeres volt. Ezek a sikerek kiemelik a MOL magyarországi kutatási területeinek magas potenciálját, ahol a kutatási tevékenység különösen sikeres volt: a 2007. év során tesztelt 13 kutatófúrásból 8 kút lett gáztermelővé minősítve, míg 5 kút száraznak bizonyult vagy a tesztelés során nem eredményezett gazdaságosan kitermelhető szénhidrogén mennyiséget. További két fúrás tesztelés alatt van illetve tesztelésre vár ezen jelentés készítésekor.

Új partnerek a hagyományos kutatásban...

A tudásbázisunk és működési fókuszunk szélesítése érdekében, valamint kockázat és költség megosztási okokból számos projektünkbe partnert vontunk be. Stratégiai partnerünk a horvát INA, valamint az USA székhelyű Aspect Energy leányvállalata, a Hungarian Horizon Energy (HHE). Mindkét együttműködés sikeres volt 2007-ben, amit az 5 sikeres kutatófúrás is bizonyít.

...és a nem-konvencionális kutatásban

Az ExxonMobil-lal is partnerségre léptünk, hogy megvizsgáljuk Magyarország nem-konvencionális gázpotenciáljának jelentős részét. Célunk, hogy az ExxonMobil széleskörű tapasztalatát, korszerű technológiáját és ismereteiet a MOL kiemelkedő magyarországi geológiai és olajipari ismereteivel együtt alkalmazva érjünk el sikereket a kutatásban.

Legerősebb kutatási pozíció Magyarországon

Magyarországon a MOL Csoport rendelkezik a legerősebb pozíciókkal a kutatási blokkok tekintetében. 2007 végén a MOL-Csoport 29 db kutatási területtel rendelkezett Magyarországon, amelyek összterülete 33.825 km^2-t tett ki. Ezen felül két új kutatási terület felvételi kérelmünk van folyamatban (2.735 km^2).

Fúrási program előkészítése Oroszországban

A Surgut-7 blokkban (Oroszország, 100% MOL részesedés) 3 ígéretes leadet és prospectet azonosítottunk az első szeizmikus értelmezés során. További 3D szeizmika mérése jelenleg folyamatban van. Az első prospecten a fúrást 2008 márciusára tűzték ki. A már termelő Matjushkinskaya blokk jelentős kutatási potenciállal rendelkezik. A 2008-as fúrási program előkészítése 2007-ben megtörtént. Mindkét blokk közel van termelő mezőkhöz és felszíni technológiához, ami szinergiát nyújthat sikeres találat esetén.

Újabb siker a pakisztáni kutatásban

2007-ben egy ígéretes kutatófúrást mélyítettünk a Mamikhel szerkezetre, ami földgáz és kondenzátum felfedezést eredményezett.
A Margala és Margala Észak kutatási blokkok Észak-Pakisztánban, a termelő Potwar-medence keleti részén helyezkednek el. 2007 elején a koncessziós szerződésekkel összhangban mindkét blokkban a kezdeti 100%-os részesedésünkből 30%-ot értékesítettünk a POL-nek (Pakistan Oilfields Ltd.). A jelenlegi 70% a részesedésünkből mindkét blokkban további partnerbevonásra törekszünk 20% részesedés erejéig. 2007-ben geológiai geofizikai és terepi munkákat végeztünk, hogy előkészítsük a 2008-as 2D szeizmikus mérést.

Fedorovsky kutatási blokk (Kazahsztán)

27,5% részesedésével operálunk a kazahsztáni Fedorovsky kutatási területen. Miután a déli medencerészen mélyült két kutatófúrásunkból az egyikben ipari mennyiségű olajbeáramlást kaptunk, a kutatási tevékenység súlypontját az északi területrészre helyeztük át.

Jemeni és ománi kutatási projektek

Ománban (100% MOL részesedés) előkészítettük a 2008-as szeizmikus mérést; 2007-ben a geofizikai kutatások megtervezése és a lehetséges szolgáltatók kiválasztása volt a fő feladatunk. A jemeni 48-as blokkban (100% MOL részesedés) 2 kutat mélyítettünk (Tibela North-1 és Tibela

Northwest-1), melyek igazolták a korábbi geológiai modellt, azonban egyik fúrás sem adott ipari értékű szénhidrogén beáramlást.

Új kutatási projektek Kurdisztánban és Kamerunban

A MOL két termelés megosztási szerződést írt alá a Kurdisztáni Regionális Kormánnyal és a Gulf Keystone Petroleum Int. Ltd-del Irakban 2007 novemberében. Az Akri-Bijeel blokkban a MOL az operátor 80% részesedéssel, a Shaikan blokkban 20% nem-operátori részesedéssel rendelkezünk.
2007. végén a kameruni Ngosso blokk 40%-ának megszerzésére szerződést írtunk alá a Tullow Oil-lal. A szerződés lezárása a kameruni kormány engedélyétől függ.

Feldolgozás és Kereskedelem áttekintése

Az üzleti eredmény USA dollárban számítva 12%-kal növekedett, forintban stabil maradt

A szegmens üzleti eredménye 935,4 millió USA dollárt tett ki, ami 12%-os növekedést jelentett 2007-ben. A forintban számolt üzleti eredmény viszonylag stabil maradt, 171,9 Mrd Ft volt, csupán 1,9%-kal maradt el a 2006. évi eredménytől. A magasabb értékesítési volumenek, a kedvezőbb crack spreadek és a hatékonyság javulása nagyrészt ellensúlyozni tudta a helyi valutákkal szembeni USA dollárgyengülés negatív hatásait.

Fenntartottuk kiemelkedő hatékonyságunkat

Az előző évekhez hasonlóan 2007-ben is megőriztük vezető profittermelő képességünket az európai downstream olajtársaságok között. A kiemelkedő eredményességünk fő mozgatórugója a magas minőségű finomítói és logisztikai eszköz állományunk. A vezető technológiában történt stratégiai fejlesztés lehetővé teszi egyrészt a nehéz, savanyú kőolaj vásárlását (a kőolaj feldolgozás 92%-a volt 2007-ben), másrészt kiemelkedő termékhozamok elérését magas motorikus üzemanyag kihozatallal valamint a lehető legalacsonyabb maradék feldolgozással. A „kőolajtól a műanyagig" filozófiánkon alapuló teljes ellátási lánc optimalizáció valamint a komplex logisztikai rendszerünk egyaránt hozzájárult a sikerünkhöz.

A növekedési stratégia sikeres folytatása

Növekedéssel kapcsolatos stratégiai kezdeményezésünket sikeresen folytattuk. Organikus növekedési lehetőségként új, nagy kapacitású vákuum gázolaj hidrokrakk üzem építését indítottuk el 2007 májusában a Dunai finomítóban, hogy profitáljunk a legfontosabb piacainkon jelentkező középpárlatok iránti növekvő keresletből. A negyedik negyedévben történt olaszországi IES és a horvátországi Tifon akvizíciókkal közelebb kerültünk a növekedési stratégiánk megvalósításához. Hosszútávú megállapodást kötöttünk a CEZ-zel (cseh energetikai vállalat), hogy belépjünk a rendkívül vonzó energia piacra.

Dizelizáció mozgatja az iparági befektetéseket

A középpárlatok (diesel, jet, tüzelő olaj) iránti globális keresletbővülés a várakozások szerint, messze meghaladja az egyéb olaj termékek kereslet növekedését. Az európai dízel deficit 15 Mt-ra rúgott 2007-ben az IEA adatai szerint és a dízelhiány további növekedése várható. 2015-re Közép-kelet-európai térségben 11 Mt-ás hiányt várunk. Ez a növekvő kereslet kiváló lehetőséget jelent számunkra.

Kiemelkedő jelentőségű hidrokrakk projekt a gázolaj növelése érdekében

Folytatjuk a hidrokrakk projektet a Dunai finomítóban azzal a szándékkal, hogy kiaknázzuk a növekvő gázolaj iránti keresletben rejlő lehetőséget. A beruházás három fő pillére: Növeljük a kőolaj feldolgozó kapacitásunkat 1,3 Mt/év-vel felújítások és kapacitásbővítések által, hogy fogadni tudjuk a növekvő REB típusú orosz olaj mennyiséget. Építünk egy új hidrokrakk üzemet 1,5 Mt/év kapacitással, hogy növeljük a konverziós kapacitásunkat. Bővítjük a meglévő késleltetett kokszolót 0,3 Mt/év további kapacitással, hogy feldolgozzuk a maradék anyagot. A beruházás várható CAPEX igénye 300 millió EUR. Ezen beruházások

eredményeként dízel termelésünk 1,3 Mt/évvel nő, amely gáz- és tüzelőolaj kihozatalunkat a jelenlegi 44%-ról 2011-re 53%-ra emeli.

IES akvizíció...

A nem organikus stratégiánk teljesítését folytattuk, melynek eredményeként 100% részesedést szereztünk az észak-kelet olaszországi Italiana Energia e Servici (IES) olajfinomító és kereskedő vállalatban 2007. november 15-én. Az IES tulajdonában áll a mantovai finomító (2,6 Mt/év kapacitás) és egy 176 kútból álló hálózat. A finomító a meglévő eszközeinkhez hasonló adottságokkal rendelkezik: nagy komplexitású (NCI: 8,4), tengerektől elzárt finomító, ami jó minőségű termékeket, kedvező termékkihozatallal (középpárlat aránya 46%) állít elő nehéz kőolajból.

...a jelenlegi erősségeinkre építve lehetőséget teremt új piacok elérésére

Az új üzleti egység Észak-Olaszország magasan motorizált területén található. A tranzakció kiváló lehetőséget biztosít számunkra, hogy jelenlegi fókusz területünket kibővítsük Észak-Kelet-Olaszországgal, Ausztriával és Svájccal. Ezen felül ez a magas keresleti piac az INA rijekai finomítója számára közép távon piacot jelenthet. Célunk a meglévő kőolajfeldolgozási, finomító fejlesztési és marketing területen szerzett speciális tudásunk segítségével javítani a profitabilitást. Egy 145 millió eurós beruházási programot tervezünk a finomítóban 2008-ban a dízel kénmentesítésre és a kapcsolódó környezetvédelmi elvárásokra fókuszálva. Folytatjuk a lehetőségek vizsgálatát, hogy növelni tudjuk a kőolajfeldolgozás kapacitását valamint a maradék feldolgozás szintjét, és egy profitábilis kiskereskedelmi hálózaton keresztül terjeszkedünk a célpiacainkon.

Tifon – töltőállomás hálózat bővítése

100% részesedést szereztünk a horvát üzemanyag kis- és nagykereskedő Tifon cégben 2007. október 31-én. A Tifon jelenleg 35 prémium töltőállomást üzemeltet Horvátország egész területén. Tifon a negyedik legnagyobb üzemanyag nagykereskedő 8%-os piaci részesedéssel a horvát piacon, míg a kiskereskedelmi piaci részesedése 7%-ot tett ki 2007 végén. Ezen túlmenően a társaság több mint 20 új prémium helyszínen folytat hálózatfejlesztési projektet, amelyeket várhatóan két éven belül befejez.

A tranzakció egy újabb lépéssel közelebb vitt minket stratégiai céljaink megvalósításához az észak-adriai régióban. Tovább kívánjuk növelni a hálózat eredményességét új kiskereskedelmi termék és szolgáltatási kör bevezetésével (Vásárlói Érték Teremtés) valamint szigorúbb költséggazdálkodással.

Közös vállalat a CEZ-zel – belépés az áram piacra

Stratégiai szövetségre léptünk és vegyes vállalati megállapodást írtunk alá a CEZ, cseh energetikai vállalattal, hogy közösen dolgozunk gáztüzelésű erőművek építésén Közép- és Dél-Kelet-Európában (Szlovákiában, Magyarországon, Horvátországban és Szlovéniában). Az CEZ-zel történő együttműködéssel beléptünk az igen vonzó energia piacra egy elismert partnerrel, mely további növekedési lehetőségeket rejt magában. A partnerségünk továbbá jelentős szinergiákat nyújt, javítja az energiaellátás biztonságát, növeli finomítóink hatékonyságát és komplexitását.

Az első jelentős beruházás 2 kombinált ciklusú gáz turbinás erőmű építése (egyenként 800 MW kapacitás), melynek tüzelőanyaga elsődlegesen gáz és finomítói maradékanyag Pozsanyban illetve Százhalombattán. Továbbá modernizáljuk és 160MW-ra bővítjük a poszonyi hőerőmű kapacitását. Mindkét erőmű beruházás igénye 1,4 Mrd euro, az üzembehelyezés várható időponja 2013-14. Ez egy fontos lépés a finomítók költséghatékony és biztonságos áram- és gőz ellátásának eléréséhez, tovább növelve azok komplexitását.

A feldolgozott kőolaj mennyisége 6%-kal nőtt

2007-ben az összes feldolgozott kőolaj mennyisége 6,1%-kal 12,5 Mt-ról 13,3 Mt-ra növekedett a zökkenőmentes finomítói működésnek köszönhetően. A magyarországi feldolgozás (7,0 Mt) 2,3%-kal volt több mint a 2006. évi mennyiség. A Dunai Finomítóban feldolgozott magyarországi kőolaj részaránya az előző évek tendenciájához hasonlóan tovább csökkent, 2007-ben már csak 11,4%-ot tett ki (2006-ban 12,4%), míg a feldolgozott import kőolaj 3,5%-kal nőtt. A Slovnaft 6,0 Mt import kőolajat dolgozott fel, 5,6%-kal többet, mint az előző évben. A IES konszolidációja 0,3 Mt-val növelte a negyedik negyedév feldolgozását.

A finomítói termékek értékesítése 8%-kal növekedett

A finomítói termékek összes értékesítése – beleértve a PB- és gáztermék volumeneket, de figyelmen kívül hagyva a Petrolkémia szegmensnek értékesített vegyipari alapanyagokat – 13,1 Mt-át ért el 2007-ben, az előző évi 12,1 Mt-val szemben. A IES konszolidációja 0,3 Mt-val növelte a finomítói termékek értékesítését a negyedik negyedévben. A profit optimalizálási célunk miatt a legfontosabb piacokra koncentráltunk.

A hazai piacokon megőriztük vezető pozíciónkat

A magyar piacon az összes eladásunk 0,1 Mt-val 4,9 Mt-ra emelkedett 2007-ben. A magasabb értékű termékek esetében sikerült növekedést elérnünk (gázolajok 4,0%, motorbenzinek 3,5%). Szlovákiában értékesítésünk 4%-kal növekedett (közel 0,1 Mt többlet) elsősorban a növekvő dízel eladások miatt, de a motorbenzin értékesítésünk is 9%-kal bővült.

Növekvő export

A csoport exportja 5,8 Mt-ról 6,7 Mt-ra emelkedett. Ezt a növekedést alapvetően a gáz- és tüzelőolaj export közel 13%-os (0,4 M t), a motorbenzinek 8%-os (0,1 M t) és a bitumenexport 134%-os (0,2 M t) bővülése okozta, részben pedig a 2007. negyedik negyedévi IES és Tifon akvizíciók.

Kedvező, 6%-os kereslet bővülés

A kőolaj ár és a nemzetközi termék jegyzésárak emelkedésének ellenére az üzemanyagok iránti kereslet a régió piacán továbbra is jelentős mértékben, 6%-kot meghaladó ütemben nőtt, elsősorban a gyors gazdasági növekedés következtében. Ezen belül a motorbenzinek iránti kereslet kismértékben, míg a dízel fogyasztása jelentősen emelkedett, köszönhetően az infrastrukturális beruházások miatt megnövekedett szállítási igényeknek, valamint a dízel-üzemű személyautók terjedésének. A régió üzemanyag-piacán a MOL Csoport sikeresen megőrizte pozícióját.

A magyar üzemanyag fogyasztás 4%-kal növekedett

Magyarországon az üzemanyagok lakossági felhasználása a visszafogott gazdasági növekedés és megszorító intézkedések ellenére több mint 4%-kal nőtt. A közúti áruszállítás rendkívül dinamikusan, 17%-kal emelkedett 2007-ben árutonnakilométer alapon, míg a lakossági üzemanyag kereslet csökkent 2007-ben. A MOL 2007-ben is megőrizte erős pozícióját az üzemanyagok nagykereskedelmi piacán, melyben szerepet játszott a hatékony kereskedelmi munka és a kiváló termékminőség. Az értékesítésünk a piaci növekedéssel összhangban emelkedett: a motorbenzin 3,5%-kal, míg a motorikus gázolaj 4,2%-kal haladta meg az előző évi mennyiséget. 2007. július 1-től a motorbenzineket minimum 4,4%-os (v/v) megújuló üzemanyag komponens tartalommal értékesítjük Magyarországon. A bioetanol tartalmú motorbenzin bevezetése sikeresen megtörtént. 2007. végétől Magyarországon a motorikus gázolajat is kizárólag 4,4%-os (v/v) biodízel tartalommal értékesítjük.

A szlovák üzemanyag kereslet 6%-kal növekedett

Szlovákiában a motorbenzin felhasználás 2%-kal nőtt. A hipermarket töltőállomások terjeszkedése ellenére 2007-ben növelni tudtuk részesedésünket. A kereskedelmi munkának köszönhetően

értékesítésünk 9%-kot meghaladóan nőtt. A motorikus gázolaj iránti kereslet több mint 8%-kal emelkedett, míg értékesítésünk 7%-kal nőtt.

A bitumen kereslet csökkent főbb piacainkon

Magyarországon és Szlovákiában is több jelentős infrastrukturális beruházás, autópálya-építési projekt zárult le vagy került a végső szakaszba 2007 előtt, ami jelentős hatással volt a bitumenek piacára. A magyar felhasználás 45%-kal esett vissza, piaci részesedésünk enyhén csökkent és 71%-ot tett ki. A szlovák piac 25%-kal csökkent az előző évhez képest, ezzel szemben növelni tudtuk részesedésünket 65%-ra.

Magasabb LPG piaci részesedés

A PB- és gáztermékek magyarországi piaca az enyhe időjárásnak köszönhetően csökkent, ennek ellenére piaci részesedésünk emelkedett. A nagykereskedelmi részesedésünk a tavalyi 76%-ról 79%-ra nőtt, míg a kiskereskedelemben elért 23%-os részesedésünk egy százalékponttal haladja meg az előző évit. Szlovákiában tovább folytatódott az autógáz forgalmazásunk bevezetése a Slovnaft töltőállomás hálózaton; 2007-ben már 95 töltőállomáson forgalmaztunk autógázt, szemben a 2006-os 84 töltőállomással. Magyarországon 151 kútnál forgalmaztunk autógázt, ami 4 kúttal kevesebb az előző évihez képest.

Petrolkémiai alapanyag-mennyiség 8%-kal emelkedett

2007-ben a Petrolkémiai szegmensnek átadott termékmennyiség az előző évi mennyiséget 200 kt-val meghaladóan 2.700 kt-ra emelkedett. Ebből a vegyipari benzin 1.994 kt, a vegyipari gázolaj 203 kt volt. (Ugyanezen termékek átadása 2006-ban 1.841 kt illetve 158 kt volt.) A Petrolkémia szegmens 2007-ben 630 kt különböző mellékterméket adott át tovább feldolgozásra a Feldolgozás és Kereskedelem szegmensnek.

Javult a kiskereskedelmi hálózat teljesítménye és a vevői elégedettség

Jelentős javulást értünk el az általános márkafelismerés terén az érett piacainkon (Magyarország, Szlovákia és Románia) történt fogyasztói elégedettség 4%-os növekedésén keresztül. A vevőink megítélése az üzemanyag minőség, a kutak megjelenése és az udvarias kiszolgálás tekintetében is javult. A MOL-t innoatívnak, minőség vezetőnek látják a legtöbb piacunkon, amely biztos megtérülést nyújt befektetéseinknek. A kiskereskedelem területen a telített piacainkon az akvizíciókkal kapcsolatban a tudástranszfer és az integrációs gyakorlat átadása folyamatban van (több mint 200 kiskereskedelmi kút a Tifontól és az IES-től), hogy kihasználjuk a szinergiákat.

Stabil kiskereskedelmi értékesítés Magyarországon

A magyarországi üzemanyag kiskereskedelmi értékesítésünket (autógáz nélkül) 2007. évben a 2006-os szinten tudtuk tartani, mivel a motorbenzineknél jelentkező 1,3%-kal alacsonyabb értékesítésünket ellensúlyozta a motorikus gázolaj-eladásunknál tapasztalható 0,9%-os emelkedés. Az átlagos töltőállomási forgalom 1,4%-kal alacsonyabb volt az előző évinél. A Magyar Ásványolaj Szövetség (MÁSZ) adatai alapján kiskereskedelmi piaci részesedésünk 1,6 százalékponttal 36,7%-ra csökkent (a motorbenzineknél 33,9%, a gázolajoknál 39,7%) a hipermarketek intenzív növekedésének valamint új szereplők piacra lépésének köszönhetően. Shop értékesítésünk 12,0%-kal volt magasabb, mint 2006-ban, míg flotta kártyás forgalmunk 3,9%-kal csökkent.

Egy töltőállomásra jutó értékesítés 13%-kal növekedett Szlovákiában...

2007. évben is tovább folytattuk a töltőállomás-hálózat hatékonyságát javító programunkat Szlovákiában, így az egy töltőállomásra jutó üzemanyag-értékesítés 13%-kal nőtt a 2006. évhez képest. A Slovnaft szlovákiai kiskereskedelmi piaci részesedése a SAPPO adatai alapján stabil maradt, a benzin esetében 38,5%, míg a gázolajnál 41,0% volt.

...és 8%-kal növekedett Romániában.

Romániában a hálózat méretének csökkenése miatt üzemanyag-értékesítésünk 2,9%-kal csökkent. 30 a MOL hálózatba legkevésbé illeszkedő töltőállomást eladtunk, míg 11 kutat vásároltunk a Petrom-mal kapcsolatos üzletben és 2 új kutat nyitottunk. Ennek eredményeként a

teljes értékesítés csökkent, míg az egy töltőállomásra jutó értékesített mennyiség 7,8%-kal nőtt. A MOL romániai kiskereskedelmi részesedése alig változott, 12,8% volt. A román piacon a shop értékesítésünk nem összehasonlítható 2006-os esztendővel az üzemeltetési forma változása miatt.

Szerbiában a terjeszkedési stratégiánk megvalósításának következtében hálózatunk üzemanyag értékesítése duplájára nőtt (49,3 millió liter).

Közel 1000 töltőállomás

Év végén 994 töltőállomást üzemeltettünk, ebből Magyarországon 357, Szlovákiában a hatékonyság növelés érdekében történt bezárások után 209, Romániában 122, Csehországban 30 töltőállomás üzemelt. Sikeresen végrehajtott akvizíciós lépések következtében 2007. október 31-ével a MOL tulajdonába került a horvátországi Tifon 35 kútjából álló hálózat, 2007. novemberétől pedig az olaszországi IES akvizíciójának köszönhetően 176-tal nőtt az üzemeltetett kutak száma.

Petrolkémia áttekintése

Rekord üzleti eredmény 76%-os növekedéssel 2007-ben

A 2007-ben elért 40,9 Mrd Ft-os üzleti eredményünk a petrolkémiai szegmens történetében a legmagasabb, ami 76%-os növekedést mutat a 2006. évi 23,3 Mrd Ft-hoz viszonyítva. A kiemelkedő eredmény nagymértékben köszönhető annak, hogy az új termelőkapacitások folyamatosan javuló kihasználása valamint a javuló belső működési hatékonyság következtében a termelési illetve értékesítési volumenek rekordot értek el, ami lehetővé tette a kedvező piaci helyzet maximális kiaknázását.

Rekord termelt mennyiség

2007-ben mind a monomer, mind a polimer termelés jelentősen, 12 illetve 9%-kal bővült az előző évhez képest. Az új olefingyár folyamatosan névleges kapacitás felett termelt, így az etilén termelés 870 kt-ra emelkedett, amely a legmagasabb a szegmens eddigi történetében. Az új HDPE és PP üzemek magas kapacitáskihasználtsága révén a polimer termelés rekord szintet elérve meghaladta az 1,2 millió tonnát.

7%-os polimer értékesítés növekedés

A kiegyensúlyozott termelés és a kedvező piaci környezet hatására 7%-kal emelkedett az értékesített polimer volumen az előző évi mennyiséghez képest. A legjelentősebb növekedés a HDPE (+12%) és a PP (+7%) termékeknél következett be elsődlegesen az új HDPE és PP üzemek magasabb kapacitás kihasználásnak köszönhetően.

A polimer értékesítés összetétele is átalakult; a HDPE részaránya 33%-ra, a PP részaránya 45%-ra nőtt az LDPE 22%-os részesedése mellett.

Mind a magyarországi mind a szlovákiai termékértékesítés 12 kt-val volt magasabb, mint az előző évben. Az export értékesítés súlya tovább emelkedett, tükrözve a kereskedelmi hatékonyság javulását. Főként a cseh, az osztrák, a német, a lengyel, és olasz piacokon sikerült jelentősen növelni az értékesítésünket.

Kedvező integrált petrolkémiai árrés

A 2007-es év csaknem egészét kedvező alapanyag- és termék piaci tendenciák jellemezték. Az iparág fedezettermelő képességét jelző vegyipari integrált margin euróban éves szinten 7,0%-kal javult. 2007-ben a polietilén (PE) jegyzési árak 8-10%-kal növekedtek, a polipropilén (PP) jegyzési árak 6-7%-kal emelkedtek az elmúlt évihez képest, míg a naphtha euróban számított jegyzési ára 10%-kal volt magasabb. A korábbi évnél gyengébb USA dollárnak kedvező hatása volt az integrált árrésre.

Földgáz szegmens áttekintése

Bázis közeli üzleti eredmény a gázszállítás teljesítményét tükrözi

A Földgáz szegmens konszolidált üzleti eredménye 38,7 Mrd Ft volt 2007-ben, szemben a 2006. évi 111,6 Mrd Ft-tal. A gázüzlet 2007-es üzleti eredménye nem összehasonlítható a bázissal, mivel a 2006-os üzleti eredményét jelentős mértékben befolyásolta a két gáztársaság (MOL Földgázellátó Zrt. és a MOL Földgáztároló Zrt.) 2006. március 31-i értékesítésének (E.ON) egyszeri eredmény növelő hatása (74 Mrd Ft).

A két időszak eltérő működési feltételeinek és az értékesítés egyszeri hatásának a kiszűrése után a gázüzlet eredménye alapvetően az FGSZ Földgázszállító Zrt. (korábban MOL Földgázszállító Zrt., továbbiakban FGSZ Zrt.) eredményének hatását tükrözi. A tárolási üzlet, – amelybe a MOL 2007. I. negyedévben ismét belépett az MMBF Zrt-ben (korábban MSZKSZ Zrt.) szerzett részesedés vásárláson keresztül – valamint az energiakereskedelemmel foglalkozó MOL Energiakereskedő Kft. működése jelenleg még nem gyakorol jelentős hatást a gáz szegmens eredményére.

Az FGSZ Zrt. üzleti eredménye stabil maradt

A **FGSZ Zrt.** IFRS üzleti eredménye 2007. évben 30,9 Mrd Ft, mely a 2006. évi üzleti eredménnyel megegyezik. Az eredmény alakulásában számos tényező közrejátszott: a magyar piac szereplőinek kiszámlázott teljesítmény túllépési díjból a 2006-os évben 2,1 Mrd Ft bevétel realizálódott, amely azonban a 2007-es évben a jogszabályi változások miatt nem jelentkezett. A magyarországi szállításból származó árbevétel 0,5 Mrd Ft-tal 55,1 Mrd Ft-ra nőtt. Az enyhe időjárás miatt a szállított mennyiségek 13,4%-kal csökkentek, de a tarifa korrekció ellensúlyozta a negatív hatást.

A nem szabályozott tranzit-földgázszállítás árbevétele 3,8%-kal (13,9 Mrd Ft-ra) csökkent 2006-hez képest. A tranzitált földgáz mennyiség szintje a bázis évhez hasonlóan alakult. A tranzitdíj növekedését kedvezően befolyásolta a szerződéses konstrukció és a gázár, de a devizaárfolyam változása kedvezőtlen hatással volt a bevételekre.

A bevételek eredmény csökkentő hatását kompenzálta a működési költségek (ELÁBÉ és alvállalkozói teljesítmények nélkül) 5,4%-os csökkenése. Ezen belül, az üzemeltetési célból – főként a kompresszorok meghajtására – felhasznált földgáz költség 25,6%-os megtakarítást mutat, a 15,5%-os volumen csökkenés következtében.

Kapacitás bővítés – új vezeték építése

Az FGSZ Zrt. megkezdte a magyar import kapacitás 30 Mm^3/nap-os bővítését, amely várhatóan 2009 III. negyedévétől fog szerepet játszani Magyarország és a régió gázellátásában. A projekt forrás igénye 69 Mrd Ft. A kibővített import kapacitás lehetőséget teremt számunkra, hogy ki tudjuk szolgálni a jövőbeni hazai gáz szállítási igényeket, és hogy biztosítsuk a stratégiai földgáztároló jövőbeni működését. Ezen felül képessé tesz minket arra, hogy a földgázszállítási piacon a jövőben proaktívabb módon lehessünk jelen.

Stratégiai és kereskedelmi tárolás

Az MMBF Zrt.-n (66,3%-os MOL leányvállalat) keresztül újra aktív szereplői vagyunk a gáztárolás üzletnek. Az MMBF Zrt. megkezdte a termelő Szőreg-1 mező földalatti gáztárolóvá történő átalakítását 1,2 Mrd m^3 startégiai és 0,7 Mrd m^3 kereskedelmi tárolói kapacitással. A kivitelezés, amit a MOL irányít, terv szerint halad. A beruházás becsült forrásigénye 150 Mrd Ft, ami magába foglalja a rezervoár 67 Mrd Ft-os vételárát, amit a MOL kapott az MMBF-től. A jelenlegi infrastruktúra már képessé teszi az MMBF-t, hogy ellássa stratégiai tárolói feladatát 2008. januárjától, de a beruházás befejezése 2010-re várható.

Központ és egyéb szegmens áttekintése

9,8 Mrd Ft-os üzleti eredményjavulás (egyszeri tételek nélkül)

Központ és egyéb szegmens 26,4 Mrd Ft-os nyeresége tartalmazza a 42,25%-nyi TVK részvény akvizícióján elkönyvelt 14,4 Mrd Ft egyszeri eredményt, mivel az időszak során megvásárolt kisebbségi részesedés könyvszerinti értéke meghaladja az akvizíciós költséget. Ezen felül magában foglalja az E.ON-nal kötött megállapodás alapján a gázüzlet eladásért a 2007-ben kapott 44,3 Mrd Ft-os ármódosító tételt, amiből 17,4 Mrd Ft 2007. III. negyedévben folyt be, míg további 26,9 Mrd Ft pénzügyi teljesítése a 2008. I. negyedévben várható.

A további eltérést a 2 időszak eredménye között olyan egyszeri tételek okozzák, mint a 2006. évben fizetett bírság és bírságra képzett céltartalék a Slovnaft-nál, a 2007. évben a Slovnaft ingatlanok értékesítéséből származó nyereség (Klingerova Kolónia, 1,6 Mrd Ft) valamint a két év eltérő projekt feladatai miatti alacsonyabb projekt költség.

Pénzügyi eredmények

Nettó pénzügyi eredmény 21 Mrd Ft-tal javult

A pénzügyi műveletek nettó eredménye 2007-ben 16,6 Mrd Ft veszteség volt (szemben a 2006. évi 37,6 Mrd Ft veszteséggel). Az időszakot 16,9 Mrd Ft összegű, míg a 2006. évet 13,4 Mrd Ft-os kamatráfordítás terhelte. A 2007-ben a kapott kamatok összege 13,4 Mrd Ft-ot tett ki, szemben a 2006-os 13,2 Mrd Ft-os értékkel. 2007-ben 7,6 Mrd Ft árfolyamnyereség került elszámolásra, szemben a 20,8 Mrd Ft-os árfolyamveszteséggel 2006-ban. A Magnolia Finance Ltd. által kibocsátott tőkeinstrumentumok átváltási opciójának valós értékre történő átértékelése 13,0 Mrd Ft nem realizált ráfordítást eredményezett, szemben a 2006. évi 14,1 Mrd Ft-os ráfordítással.

Részesedés társult vállalkozások eredményéből

INA eredmény hozzájárulása nettó 5,1 Mrd Ft volt

A társult vállalkozásoktól származó eredmény 2007. év során 5,3 Mrd Ft-ot tett ki, ami az INA 2007. évi 5,1 Mrd Ft-os eredmény hozzájárulását tartalmazza, szemben a 2006. év 4,4 Mrd Ft-os értékével (nem számítva a valós értékre átértékelt eszközök értékcsökkenését).

Adózás előtti eredmény

A fent említett tényezők hatásaként a Csoport adózás előtti eredménye 2007. évben 344,3 Mrd Ft nyereség volt, szemben a 2006. évi 377,1 Mrd Ft nyereséggel.

Adózás

Új számviteli politika az iparűzési adó és az innovációs járulékok elszámolására

A társasági adófizetési kötelezettség (mindkét időszakban beleértve a működési költségekből átsorolt helyi iparűzési adó és innovációs járulékok értékét) 42,2 Mrd Ft-tal 81,9 Mrd Ft-ra nőtt 2007. évben. Az adókötelezettség növekedése elsősorban a MOL Nyrt. adóráfordításának hatása, szemben a 2006. évi 100%-os adókedvezményével. A BNP részvény visszavásárlási opció adózási szempontból az IFRS-től eltérően történő kezelése (derivatív instrumentumként, amelyen 2007-ben jelentős adóköteles nyereség keletkezett) 7,1 Mrd Ft-tal növelte adófizetési kötelezettségünket. Továbbá a Magnolia Finance Ltd. által kibocsátott tőkeinstrumentumok átváltási opcióján keletkezett ráfordítás nem gyakorolt hatást az adóalapra. Az adófizetési kötelezettség tartalmazza a MOL Nyrt. (16% társasági adó és 4% szolidaritási adó) 48,3 Mrd Ft-os, a Slovnaft a.s. (19% társasági adó) 12,0 Mrd Ft-os és a TVK Nyrt. (16%+4%) 5,4 Mrd Ft-os tárgyidőszaki adó hatását, valamint a ZMB közös vállalat által fizetendő 6,5 Mrd Ft-os társasági adót, és a többi leányvállalat által fizetendő társasági adót.

Cash flow

Konszolidált cash flow	2007 (millió Ft)	2006 (millió Ft)
Üzleti tevékenységből származó nettó pénzeszköz	315.506	529.508
ebből: forgótőke változása	-61.511	101.150
Befektetési tevékenység nettó pénzáramlása	-336.978	111.669
Finanszírozási tevékenység nettó pénzáramlása	-245.951	-287.481
Pénzeszközök nettó változása	-267.423	353.696

A működési cash flow csökkent 40%-kal, főként a forgótőke növekedése miatt

A működési cash flow 2007-ben 315,5 Mrd Ft volt, amely 40%-os csökkenés 2006. évhez képest. A forgótőkeigény változásának hatását kiszűrve a működési cash flow 4%-kal csökkent. A forgótőke változása a forrásokat 61,5 Mrd Ft-tal csökkentette, a készletek 86,0 Mrd Ft-os, a vevő követelések 36,8 Mrd Ft-os, az egyéb követelések 2,2 Mrd Ft-os és a szállítói kötelezettségek 74,8 Mrd Ft-os növekedésének, valamint az egyéb rövid lejáratú kötelezettségek 11,3 Mrd Ft-os csökkenésének hatására. A társasági adó befizetés 69,5 Mrd Ft volt, mely tükrözi a MOL és a Slovnaft társasági adókötelezettségéhez, valamint a ZMB adókötelezettségéhez kapcsolódó pénzkiáramlásokat.

A beruházási pénzáramlásban az akvizíciók hatása dominált

A beruházásokból és befektetésből származó nettó pénz kiáramlás 337,0 Mrd Ft-ot tett ki, szemben a 2006. évi 111,7 Mrd Ft-os nettó pénz beáramlással. A 2007. évi pénz kiáramlás a TVK kisebbségi részesedés megvásárlásának ellenértékét, a BaiTex LLC akvizíció második vételár részletét, az IES, a Tifon, valamint az Energopetrol részvényeiért fizetett ellenérték és a MOL Földgázellátó Zrt. E.ON Ruhrgas International AG részére történő eladása utáni ármódosítás pénzügyi rendezésének együttes hatását mutatja, míg az összehasonlító adat az értékesített gázleányvállalatokért (nagykereskedelem és tárolás) a tranzakció zárásakor befolyt ellenértéket, valamint a BaiTex LLC. akvizícióját tartalmazza.

A tőkeoptimalizációs programmal összhangban a finanszírozási műveletek nettó pénzkiáramlása figyelhető meg

A finanszírozási műveletek nettó pénz kiáramlása 246,0 Mrd Ft volt, amely főként a tőkeszerkezet optimalizációs program keretében történt saját részvény vásárlásokat, az osztalékfizetés, valamint a hosszú lejáratú hitelfelvétel (335,9 Mrd Ft) nettó hatását tükrözi. Az összehasonlító időszak a teljeskörűen konszolidált Magnolia által kibocsátott átváltható értékpapírok és a 176,5 Mrd Ft hosszú lejáratú hitel visszafizetés nettó hatását tükrözi.

Finanszírozás

A hitelek 63%-a euróban denominált

A teljes csoportszintű adósságállomány a 2007. év végén 636,3 Mrd Ft volt, szemben az előző évi 211,9 Mrd Ft-tal. 2007. december 31-én a teljes adósságállomány deviza-összetételében 63% volt az euró-, 35% az USA dollár-, míg a forint-, és az egyéb devizaalapú hitelek részesedése 2%-ot ért el. A nettó hitelállomány 2007. év végén 506,5 Mrd Ft volt.

Az eladósodottság 35,6% volt év végén

Az eladósodottság (a nettó hitelállomány a nettó hitelállomány és a saját tőke összegéhez viszonyítva) 35,6%-ot tett ki 2007 december 31-én.

Szindikált hitelek

A banki finanszírozás fő pillérei a 2007 októberében megkötött 2,1 milliárd euró összegű szindikált hitelszerződés, a 825 és 700 millió euró keretösszegű szindikált hitelek, valamint a 2005 szeptemberében kibocsátott 750 millió euró össznévértékű BBB- befektetési fokozatú eurókötvény volt. A 2,1 milliárd euró összegű hitelszerződés méret tekintetében a mindenkori legnagyobb Euroloan tranzakció a MOL fennállása óta. Az új hitelszerződés megkötése egyértelműen alátámasztja a társaság pénzügyi erejét és kitűnő működési kilátásait, valamint a MOL partner bankjainak rendkívül magas szintű támogatását a globális hitelpiaci nehézségek ellenére. A hitelkeret célja általános vállalat-finanszírozás (az akvizíciókat beleértve).

Pénzügyi kockázatkezelés

Egységes Vállalati Kockázatkezelés

Az elmúlt két évben a MOL Csoport jelentősen kibővítette kockázatkezelési gyakorlatát. Az Egységes Vállalati Kockázatkezelés (ERM) bevezetésével tovább erősítette a kockázattudatos kultúra terjedését az egész szervezeten belül.

Kockázattudatosság erősítése

Az ERM bevezetésének legfőbb ösztönzője a különböző típusú kockázatok (pénzügyi, működési és stratégiai) azonos módszertanon alapuló mérése, kezelése és jelentése volt. Az ERM folyamat rámutat a lehetséges kockázatokra, ezáltal is erősíti a kockázattudatos kultúrát, valamint feltárja a teljes vállalatcsoport, a különböző üzleti egységek és projektek kockázat-hozam összefüggéseit. A kockázatok számszerűsítése képessé teszi a vállalatot, hogy a kockázatviselő képességgel leginkább összhangban levő kockázatcsökkentő eszközök kerüljenek kiválasztásra. Az ERM segíti a stratégiai tervezést a MOL stratégiai céljainak és a vállalat kockázatviselő képességének összevetésén keresztül. Az ERM tőkeallokációs döntéseknél kiváló eszköz a kockázat-hozam alapon optimalizált üzleti portfolió kialakításához a kockázatok számszerűsítésén keresztül.

Magas szintű számszerűsítési módszer

Az ERM az alábbiakat foglalja magában:

- Azoknak az eseményeknek és kulcsfontosságú kockázati faktoroknak a meghatározása minden üzleti egységben, amelyek hatással lehetnek a MOL Csoport eredményére. A hatások és valószínűségek számszerűsítésével a kockázati faktor jelentőségének megállapítása (Cash Flow @ Risk megközelítést használva)
- Az eredmények rendszeres jelentése (az üzleti egységekkel közösen kidolgozott kockázatcsökkentő javaslatok eredményével) az Igazgatóságnak, a Pénzügyi és Kockázatkezelési Bizottságnak, valamint az üzleti egységek menedzsmentjének
- Az eredmények beépítése a kulcsfontosságú döntéshozatali folyamatokba (pl.: stratégia felülvizsgálata, tőkeallokáció, az egyes üzleti döntések kockázat-hozam hatása)

Átfogó kockázatkezelési megközelítés

A legfontosabb kockázati faktorok az Egységes Vállalati Kockázatkezelési modellben kerültek számszerűsítésre. A modell méri a pénzügyi, működési és stratégiai kockázatokat csoportszinten, figyelembe véve a portfolió-hatásokat is.

A modell a pénzügyi kockázatkezelés területén eddig is sikeresen alkalmazott Monte Carlo eljárást használja a bizonytalanság (volatilitás) szimulálásakor. Ennek eredményeként különböző kockázat-hozam összefüggéseket lehet értékelni a teljes csoport és a különböző üzleti egységek szintjén is, és ezeket alkalmazni lehet a csoportszintű tőkeallokációs döntések meghozatalakor.

Kockázatelemzéssel integrált döntéshozatal

A pénzügyi kockázati jelentéseket havonta frissítik az aktuális piaci adatok alapján. Az ERM-ben a működési és stratégiai kockázatok köre, illetve azok számszerű hatásai folyamatosan felülvizsgálat alá kerülnek az aktuális technikai, gazdasági, geológiai és politikai környezet változásának megfelelően. A MOL továbbra is havi jelentéseket készít a pénzügyi kockázatokról a top-menedzsmentnek, míg a működési és stratégiai kockázatokat is tartalmazó teljes kockázati jelentés negyedévente kerül összeállításra a Pénzügyi és Kockázatkezelési Bizottság, valamint az üzleti egységek vezetőinek részére. Mindegyik jelentés tartalmaz kockázatcsökkentő lépésekre vonatkozó javaslatokat, valamint bemutatja a kockázatcsökkentő akciók aktuális helyzetét az érintett üzleti egységeknél.

Beruházások és befektetések

MOL Csoport CAPEX	2007 (millió Ft)	2006 (millió Ft)
Kutatás-Termelés	56.691	79.639
Feldolgozás és Kereskedelem*	206.400	74.808
Gázüzlet	28.823	13.111
Vegyipar	7.032	8.923
Központ és egyéb	64.454	10.731
Összesen	**363.400**	**187.212**

* A Feldolgozás-Kereskedelem-, Lakossági Szolgáltatás- és Kenőanyag üzleteket tartalmazza

Az akvizíciók majdnem megkétszerezték a beruházásokat és befektetések értékét

Csoportunk 2007. évi beruházásainak és befektetéseinek (CAPEX) értéke (a kutatási projektekkel együtt) 363,4 Mrd Ft volt, szemben a 2006. évi 187,2 Mrd Ft-tal. A növekedés hátterében az akvizíciós tevékenységünk fellendülése áll: emeltük részesedésünket a TVK-ban, megvásároltunk egy olasz olajipari céget és egy horvát kiskereskedelmi hálózatot és tovább terjeszkedtünk Oroszországban.

A kutatásra és termelésre fordított CAPEX 23,0 Mrd Ft-tal csökkent

A **Kutatás - Termelés szegmens** 16,4 Mrd Ft-ot fordított kutatási projektekre 2007-ben szemben az előző évi 13,3 Mrd Ft-tal. Hazai termelési projektekre közel annyit költöttünk, mint a bázis időszakban: 2007-ben 17,2 Mrd Ft-ot, 2006-ban pedig 17,9 Mrd Ft-ot. Ezen projektek keretében valósult meg a már megtalált készletek termelésbe állítása, a termelő mezők kihozatalának növelése illetve a bányászati létesítmények műszaki színvonalának fenntartásához szükséges beruházások megvalósítása. A külföldi projektek esetében a bázis 51,6 Mrd Ft-hoz képest 23,0 Mrd Ft-tal alacsonyabb a 2007. évi teljesítés a kisebb volumenű akvizíciós tevékenység miatt.
A CAPEX a ténylegesen elköltött forrásokat tartalmazza, függetlenül attól, hogy aktiválásra kerültek vagy elköltségelték azokat, így nem tartalmazza a kapcsolódó árfolyamkülönbözeteket.

A Feldolgozás és Kereskedelem CAPEX 176%-kal növekedett

A Feldolgozás és Kereskedelem szegmens 2007. évi teljesítése 206,4 Mrd Ft, amely 131,6 Mrd Ft-tal (176%-kal) magasabb a 2006. évi tényfelhasználásnál. A fenti CAPEX szám tartalmazza a CAPEX elkötelezettségeket és nem tartalmazza az aktivált árfolyamdifferenciákat. Ezen belül:

- A **Termékelőállítás és Kereskedelem üzlet** beruházásainak értéke 106,6 Mrd Ft-tal magasabb az előző évi teljesítésnél (170,6 Mrd Ft), amit alapvetően 3 tényező indokol: Egyrészt az olaszországi akvizíció 2007-ben (IES: 121,6 Mrd Ft). Másrészt a Finomítás beruházásainak elmaradása a bázisévi teljesítésektől (-19,8 Mrd Ft), mivel a korábbi években indult nagyobb projektek 2006. évben befejeződtek (Gőzrendszer intenzifikálása; MSA bővítés) és a periodikus karbantartási munkák is jórészt a bázis időszakot terhelték. Harmadrészt a Logisztika területén 2007-ben végrehajtott beruházások miatt, melyek biztosítják a vezetékrendszerek és logisztikai telepek megbízható működését oly módon, hogy megfeleljünk a szigorodó hatósági előírásoknak és környezetvédelmi rendelkezéseknek.
- A **Lakossági Szolgáltatások üzlet** CAPEX – felhasználása 35,2 Mrd Ft volt a 2006. évi 10,5 Mrd Ft-tal szemben. A növekedés oka a déli régió (MOL) horvátországi és boszniai akvizíciója 2007-ben (Tifon: 16,9 Mrd Ft; Bosznia: 4,6 Mrd Ft).

▶ A **Kenőanyag üzlet** CAPEX-e 55%-kal nőtt a bázis évhez képest a kereskedelem és termékgyártás nagyobb volumenű fejlesztésének köszönhetően.

A gázüzletág CAPEX felhasználása 120%-kal nőtt

A **Gázüzlet** esetében 15,7 Mrd Ft-tal magasabb 28,8 Mrd Ft CAPEX-felhasználás valósult meg 2007-ben 2006-hoz képest. Egyrészt bővült a szegmens tevékenységi köre, hiszen az MMBF Zrt. tárolási tevékenysége (annak befektetéseivel együtt) 2007. decemberétől ehhez a szegmenshez tartozik, másrészt a Gázszállítás 2007-ben 2 nagy forrásigényű projekten (Pilisvörösvár-Százhalombatta DN800 PN64, Importkapacitás bővítése) is dolgozott.

A petrolkémia üzletág CAPEX 21%-kal csökkent

A **Petrolkémia szegmens** beruházásainak értéke 1,9 Mrd Ft-tal csökkent 2007-ben. A csökkenés hátterében a stratégiai projektek korábbi években történt megvalósulását követő kisebb CAPEX-igényű karbantartási munkák állnak.

A központ és egyéb szegmens CAPEX felhasználása 53,7 Mrd Ft-tal magasabb volt

A **Központ és egyéb szegmens** CAPEX felhasználása 2007-ben 53,7 Mrd Ft-tal nőtt, és 64,5 Mrd Ft-ot tett ki. A növekedés hátterében akvizíciós kifizetések állnak (TVK: 50,2 Mrd Ft, MMBF : 3,0 Mrd Ft). Mindemellett 5,8 Mrd Ft-ot költöttünk a MOL-Csoport információs rendszerének fejlesztésére és 2,8 Mrd Ft-ot ingatlanjaink fenntartására.

Stratégia

A kitűzött stratégiai célunk, hogy kiemelkedő megtérülés mellett maximálisan kihasználjuk az „Új Európa" kínálta növekedési lehetőségeket. A szigorú megtérülési követelményekkel alátámasztott beruházásainkból és az átszervezési, valamint az integrációs képességeinkből merítve csoportszintű kockázatkezelés mellett folytattuk Csoportunk fejlesztését a növekedésre és hatékonyságra fókuszálva.

A cél 15%-os ROACE

Elsődleges célunk 15%-os megtérülés (adózott eredményen alapuló ROACE) elérése csoportszinten. Organikus növekedési lehetőségek mellett akvizíciós és partneri együttműködési lehetőségeket is keresünk megtérülési célunk elérése érdekében. Az egyszeri tételek nélküli csoport szintű ROACE 2007-ben 19% volt, messze meghaladta a kitűzött célunkat.

Hozzáadott érték teremtése partnerségeken keresztül

Stratégia célunk elérése érdekében aktívan keresünk partnerségi lehetőségeket és partnereket, akik hozzáadott értéket teremthetnek a Csoport egészének, vagy a különböző üzletágaknak. 2007-ben stratégiai együttműködést kötöttünk a CEZ-zel, a cseh energiaszolgáltatóval. A közös vállalat a gáztüzelésű erőművekre fókuszál Közép és Dél-kelet Európa országaiban, beleértve Szlovákiát, Magyarországot, Horvátországot és Szlovéniát. Ez a stratégiai szövetség belépési lehetőséget nyújt a vonzó regionális energiapiacra, és javítani fogja a finomítóink energiaintegráltságát.

Ezen felül stratégiai megállapodást kötöttünk az Oman Oil Company-val 2008 első negyedévében, ami jelentős növekedési lehetőségeket nyújt a kutatás és termelés, valamint a feldolgozás és kereskedelem üzletekben a Közel-Keleten, Közép-Ázsiában és egyéb régiókban.

Kezdeményeztük egy új gázszállító vállalat alapítását a közép-és dél-kelet európai gázvezeték-hálózatok közös üzemeltetésére. Az új vállalat Európa egyik leghosszabb szállító hálózatával rendelkezne (27.000 km) és könnyebben hozzáférne a nemzetközi tőkepiacokhoz jelentősebb beruházások finanszírozása érdekében. A fogyasztók az integrált

gázellátási platform létrejöttével magasabb szintű ellátási biztonságot élvezhetnének.

40%-os osztalék-kifizetési ráta

Az igazgatóság az egyszeri tételektől megtisztított nettó eredmény 40%-ára szándékozik felemelni az osztalék kifizetési rátát 2008-tól, az esetleges befektetési lehetőségek függvényében.

Organikus EBITDA célunk 2,9 Mrd USD 2011-re

Az akvizíciós tevékenységek nélküli csoport szintű EBITDA célunk 2,9 Mrd USA dollár 2011-re, ami 2006 és 2011 között 6,5%-os éves átlagos növekedést jelent. (2006-os makro feltételezések mellett). Becslésünk szerint az organikus növekedés CAPEX igénye 5,3 Mrd USD dollár 2007 és 2010 között.

Kutatás-termelés üzletág céljai

Az organikus projektek eredményeként 2011-re 110-120 ezer boe/nap termelést prognosztizálunk. Magyarországon célunk a termelés csökkenésének mérséklése európai szinten vezető költséghatékonyságunk megtartása mellett. Ennek elérése érdekében kutatási területeinket egyre intenzívebben használjuk, és minden eddiginél nagyobb hangsúlyt fektetünk a partneri együttműködésekre. Mindezek mellett folyamatosan állítjuk termelésbe az újonnan felfedezett készleteinket, és - kihasználva a magas olajárakat - olyan új projekteken is dolgozunk, melyek célja fokozott kihozatali eljárásokkal (EOR/IOR/EGR) kiaknázni az öregedő mezőinkben rejlő potenciált.

Nemzetközi szintéren folytatjuk a korábban megvásárolt orosz illetve megkutatott pakisztáni készleteink termelésbe állítását. Egyre növekvő számú országban folytatunk kutatási tevékenységet. Végső célunk egy erős, kiegyensúlyozott portfolió felépítése, ami jelentős növekedési potenciállal bír elfogadható geológiai és műszaki kockázat mellett.

Feldolgozás-kereskedelem üzletág céljai

Célunk, hogy fenntartsuk a feldolgozás és kereskedelem szegmens hatékonyság terén kivívott vezető szerepét, és kamatoztassuk tudásunkat az új, növekvő piacokon. Az organikus projekteknek (köztük a Dunai finomító Hidrokrakk projektje) köszönhetően a finomítói kapacitásunk 310.000 hordó/nap szintre növekszik, melyhez az IES akvizíció további 52.400 hordó/nap termeléssel járul hozzá.

2011-et követően a Dunai finomító Hidrokrakk üzeme a csoport szintű gáz- és tüzelőolaj kihozatali arányt 44%-ról 53%-ra javítja, várhatóan évi 150 millió USA dollárral növelve az EBITDA-t (a 2006-os működési környezet feltételei alapján). A beruházás CAPEX igénye mindössze 300 millió EUR, mivel jelenleg is igen magas komplexitású eszközökkel rendelkezünk.

Célunk finomítóink ellátási rádiuszán belül egy hatékony töltőállomás hálózat kialakítása. Az olasz IES és a horvát Tifon 2007 IV. negyedévi akvizíciója 176, illetve 35 kúttal növelte hálózatunkat, amely 2007 év végére 994 töltőállomásból állt.

Aktívan vizsgálunk további értékteremtő akvizíciós és/vagy partneri lehetőséget mind a finomítás/kereskedelem, mind a lakossági szolgáltatások területén, különösen a magas növekedéssel rendelkező közép európai régióban. Akvizíciós lehetőségeket keresünk ezen felül a Mediterrán térségben illetve a FÁK országokban.

Petrolkémia üzletág céljai

Célunk, hogy a hagyományos piaci résekre fókuszálva tovább erősítsük a pozíciónkat a nyugati piacokon, míg a növekvő keleti régiókban jelenlétünk fokozására törekszünk. A TVK-Slovnaft petrolkémiai fúzió tovább javítja a költség hatékony működésünket.

A tervek szerint az olefingyárak kapacitása 870 ezer tonnára fog nőni, míg a polimer kapacitás várhatóan eléri az 1,3 millió tonnát a TVK

üzemek költséghatékony használatának, a Slovnaft olefinüzemek átalakításának, valamint egy régi LDPE üzem újjal való kiváltásának köszönhetően 2012-re.

Földgáz üzletág céljai

Jelentős profit növelési lehetőséget látunk a a gáztárolás üzletben. Az első tárolónk 1,2 Mrd m^3 stratégiai és 0,7 Mrd m^3 kereskedelmi kapacitással előreláthatóan 2010-ben kezdi meg működését.

A nemzetközi gázszállítás volumene 2011-re várhatóan megduplázódik a szomszédos horvátországi és romániai vezetéképítések eredményeképpen. Az import kapacitás növelése további regionális trazit lehetőségek előtt nyitja meg az utat.

Vállalati értékek

Fenntartható fejlődés

A MOL csoport számára a Fenntartható Fejlődés olyan vállalati elkötelezettség, amelynek célja, hogy egyenlő mértékben integráljuk a gazdasági, környezetvédelmi és társadalmi tényezőket mindennapi üzleti tevékenységeinkbe, a hosszú távú értékteremtés maximalizálására és a társadalomtól kapott „működési engedélyünk" megőrzésére.

Célunk, hogy működésünk minden területén példamutató eredményeket mutathassunk fel és a vállalaton belül segítsük elő olyan következetes megközelítés megvalósulását, amely túlmutat a helyi kérdéseken és nemzetközi szinten eredményez olyan gondolatokat és cselekvést, amely a hatékony és fenntartható vállalati működés szolgálatába állítható. Annak érdekében, hogy ez a cél elérhetővé váljon, célunk szerint igyekszünk a fenntartható fejlődés három pillérét – a társadalmi, környezeti és gazdasági oldalt – egyenlő mértékben beépíteni a vállalati stratégiába, valamint mindennapi működésünkbe.

Stratégiai kezdeményezések és akcióterv

A MOL csoport üzleti stratégiájának részeként elkötelezett a fenntartható fejlődés megvalósítása iránt. Ezen ambiciózus kötelezettség vállalásnak a támogatására a 2007. év során hét csoportszintű stratégiai kezdeményezést határoztunk meg a fenntartható fejlődés terén, amelyeket 2010-ig meg kell valósítanunk olyan alapvető fontosságú területeken, amelyeket az első vállalati szintű fenntarthatósági felmérés során azonosítottak. Ezek a pontosan mérhető célokkal rendelkező kezdeményezések 25 olyan területet ölelnek fel, mint az éghajlatváltozás, a termékfelelősség és a tehetségek megszerzése és megtartása, és kiterjednek a vállalat összes tevékenységére. Valójában a vállalat stratégiai üzleti célkitűzéseinek eléréséhez szükséges „alapvető sikertényezőknek" tekintett dolgokról van szó. A „stratégia" cselekvést jelent; ennélfogva a MOL csoport üzleti és funkcionális egységei összességében majdnem 100 olyan projektet dolgoztak ki, amelyek a vállalatot közelebb juttathatják hosszú távú elképzelésének, a fenntartható működésnek a megvalósításához.

Társadalmi szerepvállalás

Új Európa Alapítvány

A MOL Új Európa Alapítványa közhasznú szervezet, amely 2006-ban történt megalapítása óta jelentős számú jótékonysági programot vezetett igen átlátható és strukturált módon.
Az Alapítvány különösen nagy hangsúlyt fektet a fiatal tehetségek támogatásával és a gyermekek egészségével kapcsolatos programok szervezésére. A „Segíthetek?" jelszó égisze alatt alakították ki a Tehetségtámogatási valamint a Gyermekgyógyítási Programot. E két kezdeményezésnek köszönhetően 127 fiatal és tehetséges sportoló valamint 56 fiatal művész kapott összesen több mint 41 millió forint értékben pénzügyi támogatást a 2007. évben. A Gyermekgyógyítási Program keretében a krónikus betegségben szenvedő gyermekek számára rehabilitációs programokat kínáló 31 gyermekgyógyászati szervezet kapott összesen majdnem 38 millió forint értékű támogatást.
A programot 2007-es kezdettel Romániában és Szlovákiában is bevezették. Az elképesztő mennyiségű pályázat és a különböző szakmai díjak mutatja a régión belüli sikerét.

Zöld Övezet Program

Lépésről-lépésre igyekszünk rávenni a helyi közösségeket arra, hogy a MOL csoport regionális környezetvédelmi programjának keretében zöldterületeket létesítsenek és azokat tartsák is rendben. A programot első alkalommal az Ökotárs Alapítvánnyal karöltve 2005-ben indítottuk

el. A projekt pályázati rendszer keretében, az átláthatóság elvének a legnagyobb mértékben történő betartása mellett működik.

A program kedvező eredményeit és sikerét látva a partnerek úgy döntöttek, hogy folytatják az együttműködést minden olyan országban, ahol a MOL csoport jelen van, ezért 2006-ban ismételten meghirdettük a kezdeményezést „Zöld Övezet Program" néven. Ennek célja, hogy a helyi iskolákkal együttműködő alapítványok segítségével hozzájáruljon a helyi zöld felületek létrehozásához és fejlesztéséhez. A 2007. év folyamán a megközelítőleg 200 beküldött pályázatból Magyarországon 33 nyert el pénzügyi támogatást. 2007 végén új pályázat meghirdetésére került sor, amelynek eredményét 2008 márciusában tették közzé.

Tapasztalataink alapján egy-egy támogatott projekt haszna a ténylegesen az adott közösségnek juttatott pénzösszeg három-négyszeresében mérhető. Évről-évre fokozatosan emeljük az egyes országokban szétosztható támogatás mennyiségét is.

A legsikeresebb pályázók megjutalmazása érdekében a MOL 2007-ben megalapította a Zöld Övezet Díjat, amelyet annak a helyi közösségnek (2007-ben a Mihálygergéért Alapítványnak) ítélték oda, amely a legszebb és leginkább környezetbarát zöldövezetet hozta létre a leghatékonyabb megoldással.

Egészségvédelem, biztonságtechnika és környezetvédelem

Kulcsfontosságú teljesítmény mutatók

A 2007-es év folyamán a MOL csoport ismét nagy lépést tett előre a sérüléssel járó munkahelyi balesetek számának csökkentése terén dolgozói körében: a munkaidő kieséssel járó balesetek (Lost Time Injuries, LTI) száma, amelyet kulcsfontosságú teljesítmény mutatóink egyikeként veszünk figyelembe, a 2006. évi 58-ről 37-re csökkent. Ez relatív viszonylatban is majdnem ugyanilyen mértékű csökkenést jelent: az egymillió ledolgozott munkaórára jutó munkaidő kieséssel járó balesetek száma is 1,52-re csökkent a korábbi 2,2-ről és jóval a 2007-re megcélzott érték alatt maradva (az LTIF mutató értéke nem haladhatja meg az 1,8-as értéket) az eddigi legalacsonyabb szintet érte el. . Ez egybeesik azzal az ambiciózus stratégiai célkitűzéssel is, amely 2008-ra legalább 1,0-es értékre szeretné levinni az LTIF mutató szintjét, ezzel az iparági gyakorlatban is rendkívüli eredményt mutatva fel.
A 2007-es évben ezen kívül bevezettük az un. előrejelző mutatókat, mint olyan eszközöket, amelyekkel proaktívan lehet az események bekövetkezésének megelőzésére összpontosítani.

Szerencsére nem kell beszámolnunk egyetlen halálos kimenetelű munkahelyi balesetről sem a saját, sem a vállalkozóink munkavállalói között. Egy súlyos baleset során azonban egyik dolgozónk maradandó károsodást szenvedett; és arról is be kell számolnunk, hogy két olyan személy halálozott el közúti balesetek következtében, akik ugyan nem voltak a cég alkalmazásában, de a balesetekben a Slovnaft Trans közúti tartálykocsijai is érintettek voltak.

A STEP Program

2007 volt az első éve a „Tégy egy lépést az egészségedért" elnevezésű egészség-megőrzési programnak, amelyet azért indítottunk, hogy a kötelező jogi előírásokon túl orvosi szűrővizsgálatokat nyújtsunk az érintetteknek, és önkéntes alapon egyénileg testre szabott egészség-megőrzési tervet állítsunk össze a dolgozóink számára. A program olyan egészség-megőrzési akciókat is tartalmaz, mint a rendszeres testmozgás különféle formái, stressz kezelése, valamint a munkahelyi étkeztetés egészségesebbé tétele. Az első évben majdnem 1000 dolgozó ragadta meg az alkalmat és vett részt az egyénileg megtervezett egészség-megőrzési programban, és több mint 2000 orvosi szűrővizsgálatot végez.

A mozgásos egészségfejlesztés keretében a helyi kezdeményezések megvalósítására helyeztük a hangsúlyt, és egy pályázat keretében különféle közösségek sportolási lehetőségét támogattuk, elsősorban különböző pályabérletek formájában. A pályázat eredményeként mintegy 3000 munkavállalónk jutott kedvezményes feltételek között rendszeres sportolási lehetőséghez.
Célunk, hogy 2010-ig a MOL csoport dolgozóinak legalább 75%-a részt vegyen az egészségfejlesztési programban, amellyel egészségesebb életmód kialakításának lehetőségét kínáljuk.

Folyamatbiztonsági Irányítás

Az üzembiztonság egyik legnagyobb kihívást jelentő feladata 2007-ben az átfogó folyamatbiztonsági irányítási rendszer (PSM) megvalósítása volt csoportszinten.

Az új PSM rendszer legfőbb feladata az összes veszélyes folyamatot lefedő olyan irányítási rendszer kialakítása és megvalósítása, amely nemzetközi tapasztalatokon alapul és alkalmas az összes kulcsfontosságú tényező, így az emberi tényező kezelésére is.
A folyamatbiztonság számos területen jár egyértelmű előnyökkel, ideértve a vállalati felelősséget, az üzletmenet rugalmasságát, a kockázat csökkentése és értékteremtést.

A PSM létfontosságú előnyökkel is jár vállalkozásunkban, minthogy mérhető hatásai vannak az eredményre és a vállalat teljesítményére, amely mellé a biztonsági teljesítmény támogatása, valamint minőségi és környezetvédelmi felelősség is társul.

A PSM rendszernek a MOL csoporton belül történő bevezetéséhez és továbbfejlesztéséhez több mint 100 tagból álló kiterjedt folyamat biztonság mérnöki hálózatot működtetünk. A PSM sikeres megvalósításának lényeges részeként 2007-ben alapfokú PSM képzést szerveztünk, amelyek során a trénerek kiképzése is megtörtént, így dolgozóinkat a megfelelő tudással és eszközökkel láthattuk el, hogy könnyebben megérthessék, miként kell a feladataikat az adott folyamat biztonsági igényeinek megfelelően megoldani.
A MOL csoport PSM kézikönyve úgy készült, hogy azokat az alapvető szabályokat foglalja össze, amelyek az összes veszélyes művelet követelményeit meghatározzák. A kézikönyv az irányítási rendszert, felelősségi köröket, a PSM alapelveit, alapvető követelményeit tartalmazza, amelyek a napi munka során az üzemek hatékony működéséhez szükségesek. Célunk a kockázatokra alapozott olyan megközelítés megvalósítása, amely az egész művelet során mindvégig figyelemmel kíséri és kezeli az összes lehetséges veszélyforrást.

Emberi értékek

Az emberi értékek megbecsülése a MOL csoport humán erőforrás stratégiájában testesül meg. A humán erőforrás stratégia a négy alappillérre (hatékonyság, növekedés, ellenőrzés a kockázatok csökkentésével, valamint képességek) támaszkodva kívánja megvalósítani a MOL 2006-2010 közötti üzleti stratégiájának célkitűzéseit.

Hatékonyság

A 2006. év során a HR adminisztráció nagy részét kiszerveztük. A HR átvizsgálta a folyamatait és a szervezeti felépítését is annak érdekében, hogy jobb minőségű szolgáltatásokat tudjon kínálni nagyobb hatékonyság mellett. A humán erőforrás szervezet egyúttal elvégezte az első vevői elégedettségi felmérést is, hogy képes legyen a jövőbeni haladás folyamatosan értékelésére. A főbb eszközök és alapvető folyamatok áttekintése és kialakítása 2005-ben kezdődött és egy, Éves Humán Ciklus elnevezésű átfogó elképzelés szerves részeként az elmúlt

két év során további átalakításokon ment keresztül. Legfontosabb eleme a Teljesítmény Irányítási Rendszer (PMS) ismételt bevezetése volt.

Növekedés

A HR arra törekszik, hogy fenntartható versenyelőnyt hozzon létre a MOL csoport számára azzal, hogy tehetséges munkaerőt toboroz és az emberi erőforrások fejlesztését irányítja a szervezetet belül annak érdekében, hogy a megadott növekedési célok megvalósíthatóak legyenek. A 2006-2007. év folyamán divízió- és csoportszintű tehetségfejlesztő programokat vezettünk be annak érdekében, hogy a résztvevők üzleti és vezetői képességeit fejlesszük és egy belső tehetségekből álló állományt alakítsunk ki a Csoport növekedési stratégiájának támogatására. A nemrégen kidolgozott Karriermenedzsment Rendszer (Career Management System) jól képzett, elkötelezett és teljesítmény-orientált dolgozók segítségével igyekszik a növekedést és a folyamatos hatékonyság javítást elérni.

A HR megkezdte a munkát az elöregedőben lévő finomítói és upstream munkaerő problémájának megoldása érdekében, valamint a vezetői utánpótlásban mutatkozó hiány orvoslására, amelyek az oktatásban, a hallgatók pályaválasztásában és az üzleti környezetben mutatkozó jelenlegi tendenciák hatására érezhetőek. A Csoport és a felsőoktatási intézmények közötti együttműködés újjáélesztése 2006-ban kezdődött meg hat kiváló magyar egyetemmel aláírt hosszú távú megállapodások formájában. Az egyetemek területén való aktív jelenlét elősegítette a hallgatókkal közvetlen kapcsolatok kialakítását és a MOL–csoport, mint munkáltató imidzsének erősítését. A hosszú távú stratégia részeként, amellyel tehetséges munkaerőt akarunk biztosítani, a Freshhh 2007 elnevezésű internetes verseny 12 ország 800 hallgatóját vonzotta, míg a frissdiplomások számára indított egyéves Growww 2007 segített több mint 90 üres álláshely betöltésében a különféle szervezeteknél. A Humán Erőforrás elindított egy új vezetői kompetencia modellt, valamint egy 360 fokos visszajelzési folyamatot is 2007-ben, amellyel a teljesítményről adott visszajelzéseket akarják elősegíteni és támogatni.

Ellenőrzés és a kockázat csökkentése

Annak érdekében, hogy kontrolláljuk és csökkentsük egy esetleges sztrájk-helyzetből adódó üzleti kockázatot, a Humán Erőforrás a legfontosabb üzletágakkal együtt vezető szerepet vállalt a munkavállalói kapcsolatok újjáélesztésében, és a szakszervezeti, valamint üzemi tanácsi kapcsolatok kezelésében. Ennek egyik legfontosabb eredménye a Csoport legtöbb vállalatánál aláírt hároméves kollektív szerződés.

Képességek

A 2007. év folyamán a humán erőforrás szervezet átszervezésére is sor került. Három új terület (Munkavállalói Kapcsolatok, Stratégiai Emberi Erőforrás és Tudásmenedzsment és benne Egyetemi Kapcsolatok, valamint Üzletfejlesztés Támogatás) kialakítására került sor létszámnövekedés nélkül. 2007-ben egy új, kompetencia alapú modell bevezetésére is sor került, és erre a modellre alapozva megkezdődött egy 360 fokos visszajelzés bevezetése is több mint 300 vezető számára.

Az Üzletfejlesztés Támogatás kialakításával a Humán Erőforrás szervezet centralizáltan képes támogatni a Csoport összeolvadásokkal és felvásárlásokkal kapcsolatos (M&A) tevékenységeit, valamint az integrációs erőfeszítéseket.

További kihívások a jövőben
A 2008-2010 közötti időszakra a HR négy fókuszterületet jelölt meg a három évvel ezelőtt elkezdett munka folytatása, az alábbi stratégiai célkitűzések elérése, valamint a MOL csoportban az értékalapú vállalati kultúra megerősítése érdekében:

- Rendszerszemlélet és megvalósíthatóság;

- Kompetenciamérés és -fejlesztés;
- Tehetségek-toborzás és menedzsment;
- Vevői elégedettség és hatékonyság.

2008 lesz az első olyan év, amikor a korábban már bevezetett összes eszközt egyetlen integrált Éves Ember Ciklus elnevezésű rendszerré kapcsoljuk összes, amelybe az alábbiak fognak beletartozni:

- az új Teljesítményértékelési Rendszer (PMS), amely az értékalapú vállalati kultúra elengedhetetlen része,
- a Karriermenedzsment Rendszer és Kompetencia Modell, amely az emberi erőforrások képességének és hatékonyságának javításának alapja.
- Miután a munkaerő-toborzás és -megtartás területén további fejlesztésekre van szükség, ezért 2008-ban
- csoportszintű Menedzseri Tehetségprogram (MTP) indul a bled-i egyetemmel együttműködésben, amely 15 kiemelkedő képességekkel rendelkező kolléga számára biztosít ún. „mini MBA" képzést;
- folytatódik a friss diplomások toborzása és felvétele, különös tekintettel a mérnöki háttérrel rendelkező hallgatókra (Freshhh 2008 és Growww 2008);
- 2007 végén PIMS akadémia indult, hogy biztosítsa az SCM-ben a szakértői szintű utánpótlást. A 2008-2009-es időszakban intenzív képesség-felméréseket végzünk a finomítói, az US és a Társasági Szolgáltatások szervezetben.

Az eddig megtörtént rendszer-, struktúra- és tudás-fejlesztések létfontosságúak a következő évek kihívásainak sikeres leküzdése érdekében. 2008-tól 2010-ig a Humán Erőforrás szervezet igyekszik továbberősíteni az értékalapú vállalati kultúrát, miközben figyel a tehetségek kiválasztására és megtartására, az utódlásra és tervszerű rotációra, a munkaadói imidzs erősítésére, valamint a karriermenedzsment további fejlesztésére.

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	*A tétel megnevezése*	*Előző év*	*Előző évek módosításai*	*Tárgyév*
A.	**BEFEKTETETT ESZKÖZÖK**	**1.021.966**	**137**	**1.165.007**
I.	**IMMATERIÁLIS JAVAK**	**15.099**	**14**	**61.838**
1.	Alapítás-átszervezés aktivált értéke	0	0	0
2.	Kísérleti fejlesztés aktivált értéke	293	0	744
3.	Vagyoni értékű jogok	1.167	0	1.962
4.	Szellemi termékek	11.537	14	11.666
5.	Üzleti vagy cégérték	2.102	0	47.466
6.	Immateriális javakra adott előlegek	0	0	0
7.	Immateriális javak értékhelyesbítése	0	0	0
II.	**TÁRGYI ESZKÖZÖK**	**350.756**	**123**	**336.196**
1.	Ingatlanok és a kapcsolódó vagyoni értékű jogok	199.601	284	198.449
2.	Műszaki berendezések, gépek, járművek	102.517	160	95.696
3.	Egyéb berendezések, felszerelések, járművek	8.724	3	8.871
4.	Tenyészállatok	0	0	0
5.	Beruházások, felújítások	39.828	-324	33.095
6.	Beruházásokra adott előlegek	86	0	85
7.	Tárgyi eszközök értékhelyesbítése	0	0	0
III.	**BEFEKTETETT PÉNZÜGYI ESZKÖZÖK**	**656.111**	**0**	**766.973**
1.	Tartós részesedés kapcsolt vállalkozásban	572.100	0	744.791
2.	Tartósan adott kölcsön kapcsolt vállalkozásban	83.844	0	21.643
3.	Egyéb tartós részesedés	1	0	432
4.	Tartósan adott kölcsön egyéb részesedési viszonyban álló vállalkozásban	0	0	0
5.	Egyéb tartósan adott kölcsön	166	0	107
6.	Tartós hitelviszonyt megtestesítő értékpapír	0	0	0
7.	Befektetett pénzügyi eszközök értékhelyesbítése	0	0	0
8.	Befektetett pénzügyi eszközök értékelési különbözete	0	0	0

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	A tétel megnevezése	Előző év	Előző évek módosításai	Tárgyév
B.	**FORGÓESZKÖZÖK**	**1.089.456**	**926**	**1.433.207**
I.	**KÉSZLETEK**	**110.366**	**-8**	**163.343**
1.	Anyagok	32.734	-85	54.762
2.	Befejezetlen termelés és félkész termékek	36.581	0	47.551
3.	Növendék-, hízó- és egyéb állatok	0	0	0
4.	Késztermékek	30.914	0	45.355
5.	Áruk	10.014	77	15.675
6.	Készletre adott előlegek	123	0	0
II.	**KÖVETELÉSEK**	**398.189**	**934**	**988.693**
1.	Követelések áruszállításból és szolgáltatásból (vevők)	75.831	517	79.588
2.	Követelések kapcsolt vállalkozással szemben	195.070	428	309.253
3.	Követelések egyéb részesedési viszonyban lévő vállalkozással szemben	1.906	0	3.272
4.	Váltókövetelések	0	0	0
5.	Egyéb követelések	103.540	-11	539.434
6.	Követelések értékelési különbözete	0	0	0
7.	Származékos ügyletek pozitív értékelési különbözete	21.842	0	57.146
III.	**ÉRTÉKPAPÍROK**	**240.201**	**0**	**241.852**
1.	Részesedés kapcsolt vállalkozásban	256	0	209
2.	Egyéb részesedés	360	0	360
3.	Saját részvények, saját üzletrészek	237.665	0	239.263
4.	Forgatási célú hitelviszonyt megtestesítő értékpapírok	1.920	0	2.020
5.	Értékpapírok értékelési különbözete	0	0	0
IV.	**PÉNZESZKÖZÖK**	**340.700**	**0**	**39.319**
1.	Pénztár, csekkek	2.040	0	1.218
2.	Bankbetétek	338.660	0	38.101
C.	**AKTÍV IDŐBELI ELHATÁROLÁSOK**	**24.932**	**-11**	**101.854**
1.	Bevételek aktív időbeli elhatárolása	2.804	-11	29.486
2.	Költségek, ráfordítások aktív időbeli elhatárolása	22.128	0	72.368
3.	Halasztott ráfordítások	0	0	0
ESZKÖZÖK ÖSSZESEN		**2.136.354**	**1.052**	**2.700.068**

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	*A tétel megnevezése*	*Előző év*	*Előző évek módosításai*	*Tárgyév*
D.	**SAJÁT TŐKE**	**1.468.070**	**863**	**1.687.544**
I.	JEGYZETT TŐKE	109.330	0	109.675
	Ebből: visszavásárolt tulajdoni részesedés névértéken	10.899	0	9.070
II.	JEGYZETT, DE MÉG BE NEM FIZETETT TŐKE (-)	0	0	0
III.	TŐKETARTALÉK	220.759	0	222.354
IV.	EREDMÉNYTARTALÉK	622.754	0	878.448
V.	LEKÖTÖTT TARTALÉK	269.860	0	260.396
VI.	ÉRTÉKELÉSI TARTALÉK	0	0	0
1.	Értékhelyesbítés értékelési tartaléka	0	0	0
2.	Valós értékelés értékelési tartaléka	0	0	0
VII.	MÉRLEG SZERINTI EREDMÉNY	245.367	863	216.671
E.	**CÉLTARTALÉKOK**	**104.014**	**0**	**112.434**
1.	Céltartalék a várható kötelezettségekre	104.014	0	112.434
2.	Céltartalék a jövőbeni költségekre	0	0	0
3.	Egyéb céltartalék	0	0	0
F.	**KÖTELEZETTSÉGEK**	**516.981**	**191**	**855.968**
I.	**HÁTRASOROLT KÖTELEZETTSÉGEK**	**0**	**0**	**0**
1.	Hátrasorolt kötelezettségek kapcsolt vállalkozással szemben	0	0	0
2.	Hátrasorolt kötelezettségek egyéb részesedési viszonyban lévő vállalkozással szemben	0	0	0
3.	Hátrasorolt kötelezettségek egyéb gazdálkodóval szemben	0	0	0
II.	**HOSSZÚ LEJÁRATÚ KÖTELEZETTSÉGEK**	**195.409**	**0**	**502.129**
1.	Hosszú lejáratra kapott kölcsönök	0	0	0
2.	Átváltoztatható kötvények	5.800	0	0
3.	Tartozások kötvénykibocsátásból	189.225	0	190.012
4.	Beruházási és fejlesztési hitelek	0	0	0
5.	Egyéb hosszú lejáratú hitelek	0	0	312.089
6.	Tartós kötelezettségek kapcsolt vállalkozással szemben	369	0	0
7.	Tartós kötelezettségek egyéb részesedési viszonyban lévő vállalkozással szemben	0	0	0
8.	Egyéb hosszú lejáratú kötelezettségek	15	0	28

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	*A tétel megnevezése*	*Előző év*	*Előző évek módosításai*	*Tárgyév*
III.	**RÖVID LEJÁRATÚ KÖTELEZETTSÉGEK**	**321.572**	**191**	**353.839**
1.	Rövid lejáratú kölcsönök	0	0	3.860
	Ebből: az átváltoztatható kötvények	0	0	3.860
2.	Rövid lejáratú hitelek	0	0	34.172
3.	Vevőtől kapott előlegek	1.173	0	1.111
4.	Kötelezettségek áruszállításból és szolgáltatásból (szállítók)	103.039	739	125.894
5.	Váltótartozások	0	0	0
6.	Rövid lejáratú kötelezettségek kapcsolt vállalkozással szemben	64.178	49	99.831
7.	Rövid lejáratú kötelezettségek egyéb részesedési viszonyban lévő vállalkozással szemben	54	25	55
8.	Egyéb rövid lejáratú kötelezettségek	147.239	-622	83.612
9.	Kötelezettségek értékelési különbözete	0	0	0
10.	Származékos ügyletek negatív értékelési különbözete	5.889	0	5.304
G.	**Passzív időbeli elhatárolások**	**47.289**	**-2**	**44.122**
1.	Bevételek passzív időbeli elhatárolása	5	0	12
2.	Költségek, ráfordítások passzív időbeli elhatárolása	44.546	-2	34.928
3.	Halasztott bevételek	2.738	0	9.182
FORRÁSOK ÖSSZESEN		**2.136.354**	**1.052**	**2.700.068**

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	*A tétel megnevezése*	*Előző év*	*Előző évek módosításai*	*Tárgyév*
01.	Belföldi értékesítés nettó árbevétele	1.472.052	556	1.465.896
02.	Exportértékesítés nettó árbevétele	401.584	360	375.605
I.	**ÉRTÉKESÍTÉS NETTÓ ÁRBEVÉTELE**	**1.873.636**	**916**	**1.841.501**
03.	Saját termelésű készletek állományváltozása	-2.335	0	25.411
04.	Saját előállítású eszközök aktivált értéke	7.878	0	7.703
II.	**AKTIVÁLT SAJÁT TELJESÍTMÉNYEK ÉRTÉKE**	**5.543**	**0**	**33.114**
III.	**EGYÉB BEVÉTELEK**	**16.484**	**3**	**17.745**
	ebből: visszaírt értékvesztés	249	0	15
05.	Anyagköltség	758.983	33	821.558
06.	Igénybe vett szolgáltatások értéke	99.616	605	91.407
07.	Egyéb szolgáltatások értéke	237.122	-547	211.039
08.	Eladott áruk beszerzési értéke	210.351	39	192.069
09.	Eladott (közvetített) szolgáltatások értéke	5.598	2	9.174
IV.	**ANYAGJELLEGŰ RÁFORDÍTÁSOK**	**1.311.670**	**132**	**1.325.247**
10.	Bérköltség	33.019	0	34.187
11.	Személyi jellegű egyéb kifizetések	6.635	35	6.607
12.	Bérjárulékok	11.872	-36	12.213
V.	**SZEMÉLYI JELLEGŰ RÁFORDÍTÁSOK**	**51.526**	**-1**	**53.007**
VI.	**ÉRTÉKCSÖKKENÉSI LEÍRÁS**	**57.936**	**-19**	**55.604**
VII.	**EGYÉB RÁFORDÍTÁSOK**	**340.888**	**-82**	**349.607**
	ebből: értékvesztés	14.314	-10	20.336
A.	**ÜZEMI (ÜZLETI) TEVÉKENYSÉG EREDMÉNYE**	**133.643**	**889**	**108.895**

Eredménykimutatása a 2007. december 31-én végződő évre

Statisztikai számjel: *10625790-2320-114-01*
Cégjegyzék száma: *01-10-041683*

adatok millió Ft-ban

Jele	A tétel megnevezése	Előző év	Előző évek módosításai	Tárgyév
13.	Kapott (járó) osztalék és részesedés	82.250	0	67.967
	ebből: kapcsolt vállalkozástól kapott	82.233	0	67.906
14.	Részesedések értékesítésének árfolyamnyeresége	62.065	0	44.269
	ebből: kapcsolt vállalkozástól kapott	0	0	0
15.	Befektetett pénzügyi eszközök kamatai, árfolyamnyeresége	4.991	0	4.947
	ebből: kapcsolt vállalkozástól kapott	4.980	0	4.934
16.	Egyéb kapott (járó) kamatok és kamatjellegű bevételek	22.986	0	23.226
	ebből: kapcsolt vállalkozástól kapott	12.020	0	12.057
17.	Pénzügyi műveletek egyéb bevételei	99.664	11	78.733
	ebből: értékelési különbözet	21.842	0	36.893
VIII.	**PÉNZÜGYI MŰVELETEK BEVÉTELEI**	**271.956**	**11**	**219.142**
18.	Befektetett pénzügyi eszközök árfolyamvesztesége	43.988	0	0
	ebből: kapcsolt vállalkozásnak adott	0	0	0
19.	Fizetendő kamatok és kamatjellegű ráfordítások	12.134	0	15.658
	ebből: kapcsolt vállalkozásnak adott	1.201	0	2.375
20.	Részesedések, értékpapírok, bankbetétek értékvesztése	3.007	0	20.075
21.	Pénzügyi műveletek egyéb ráfordításai	69.096	15	37.539
	ebből: értékelési különbözet	5.889	0	3.411
IX.	**PÉNZÜGYI MŰVELETEK RÁFORDÍTÁSAI**	**128.225**	**15**	**73.272**
B.	**PÉNZÜGYI MŰVELETEK EREDMÉNYE**	**143.731**	**-4**	**145.870**
C.	**SZOKÁSOS VÁLLALKOZÁSI EREDMÉNY**	**277.374**	**885**	**254.765**
X.	Rendkívüli bevételek	40.920	7	1.734
XI.	Rendkívüli ráfordítások	21.961	0	689
D.	**RENDKÍVÜLI EREDMÉNY**	**18.959**	**7**	**1.045**
E.	**ADÓZÁS ELŐTTI EREDMÉNY**	**296.333**	**892**	**255.810**
XII.	Adófizetési kötelezettség	966	29	39.139
F.	**ADÓZOTT EREDMÉNY**	**295.367**	**863**	**216.671**
22.	Eredménytartalék igénybevétele osztalékra, részesedésre	0	0	0
23.	Jóváhagyott osztalék, részesedés	50.000	0	0
G.	**MÉRLEG SZERINTI EREDMÉNY**	**245.367**	**863**	**216.671**

Nemzetközi Pénzügyi Beszámolási Standardok szerint készített
Konszolidált mérleg 2007. december 31.

	2007	2006 módosított
ESZKÖZÖK	millió forint	millió forint
Befektetett eszközök		
Immateriális javak	160.553	89.011
Tárgyi eszközök	1.173.686	1.031.422
Befektetések társult vállalkozásokban	144.754	131.569
Értékesíthető befektetések	1.362	1.597
Halasztott adó eszközök	20.162	20.500
Egyéb befektetett eszközök	32.567	26.936
Összes befektetett eszköz	**1.533.084**	**1.301.035**
Forgóeszközök		
Készletek	318.604	181.030
Vevőkövetelések, nettó	353.556	229.986
Egyéb forgóeszközök	82.397	43.728
Előre fizetett nyereségadók	3.680	10.449
Pénzeszközök	129.721	399.104
Összes forgóeszköz	**887.958**	**864.297**
ÖSSZES ESZKÖZ	**2.421.042**	**2.165.332**
SAJÁT TŐKE ÉS KÖTELEZETTSÉGEK		
Anyavállalati részvényesekre jutó saját tőke		
Jegyzett tőke	65.950	83.467
Tartalékok	468.418	666.716
Anyavállalati részvényesek részesedése az eredményből	257.796	329.483
Anyavállalati részvényesekre jutó saját tőke	**792.164**	**1.079.666**
Külső tulajdonosok részesedése	124.902	191.537
Összes saját tőke	**917.066**	**1.271.203**
Hosszú lejáratú kötelezettségek		
Hosszú lejáratú hitelek éven túli része	526.992	208.279
Céltartalékok várható kötelezettségekre	114.222	112.646
Halasztott adó kötelezettségek	71.238	33.181
Egyéb hosszú lejáratú kötelezettségek	138.094	56.881
Összes hosszú lejáratú kötelezettség	**850.546**	**410.987**
Rövid lejáratú kötelezettségek		
Szállítók és egyéb kötelezettségek	525.489	467.694
Fizetendő nyereségadók	6.234	1.288
Céltartalékok várható kötelezettségekre	12.450	10.507
Rövid lejáratú hitelek	57.976	2.175
Hosszú lejáratú hitelek rövid lejáratú része	51.281	1.478
Összes rövid lejáratú kötelezettség	**653.430**	**483.142**
ÖSSZES SAJÁT TŐKE ÉS KÖTELEZETTSÉGEK	**2.421.042**	**2.165.332**

MOL Magyar Olaj- és Gázipari Nyrt. és Leányvállalatai
Nemzetközi Pénzügyi Beszámolási Standardok szerint készített
Konszolidált eredménykimutatás 2007. december 31.

	2007 millió forint	2006 módosított millió forint
Árbevétel	2.593.951	2.891.061
Egyéb működési bevétel	75.063	101.088
Összes működési bevétel	**2.669.014**	**2.992.149**
Anyagjellegű ráfordítások	1.916.196	2.092.452
Személyi jellegű ráfordítások	117.260	109.325
Értékcsökkenés és értékvesztés	140.538	132.826
Egyéb működési költségek és ráfordítások	225.098	262.721
Saját termelésű készletek állományváltozása	-70.181	13.337
Aktivált saját teljesítmények értéke	-15.402	-28.084
Összes működési költség	**2.313.509**	**2.582.577**
Üzleti tevékenység eredménye	**355.505**	**409.572**
Pénzügyi műveletek bevételei	22.096	17.676
Pénzügyi műveletek ráfordításai	38.663	55.294
Ebből: Átváltási opció valós érték értékelési különbözete	12.966	14.131
Pénzügyi műveletek vesztesége / nyeresége (-)	**16.567**	**37.618**
Részesedés a társult vállalkozások eredményéből	5.318	5.195
Adózás előtti eredmény	**344.256**	**377.149**
Nyereségadó	81.853	39.623
Időszak eredménye	**262.403**	**337.526**
Anyavállalati részvényesek részesedése az eredményből	257.796	329.483
Külső tulajdonosok részesedése az eredményből	4.607	8.043
Anyavállalati részvényeseket megillető egy részvényre jutó eredmény (forint)	**3.057**	**3.424**
Anyavállalati részvényeseket megillető egy részvényre jutó hígított eredmény (forint)	**2.981**	**3.376**

Előterjesztés az 1. napirendi ponthoz

A könyvvizsgáló jelentése az Igazgatóság által előterjesztett 2007. évi beszámolókról, hitelesítő záradék

Felhívjuk tisztelt részvényeseink figyelmét, hogy a könyvvizsgálói jelentések a MOL Nyrt. 2007. évi Éves Beszámolójának, illetve Konszolidált Éves Beszámolójának elválaszthatatlan részeit képezik, és a jelentésben foglalt információk az említett beszámolókban szereplő pénzügyi kimutatásokkal (mérleg és eredménykimutatás) és – a közgyűlési anyagban egyébként nem szereplő – kiegészítő mellékletekkel együtt értelmezendők. A MOL Nyrt. és a MOL-csoport 2007. december 31-én fennálló konszolidált vagyoni, pénzügyi és jövedelmi helyzetének jobb megértése érdekében a csatolt mérlegeket és az eredménykimutatásokat a vonatkozó kiegészítő mellékletekkel együtt célszerű olvasni.

Független Könyvvizsgálói Jelentés

A MOL Magyar Olaj- és Gázipari Nyrt. közgyűlése elé terjesztett éves beszámolóról

A MOL Magyar Olaj- és Gázipari Nyrt. részvényesei részére

1.) Elvégeztük a MOL Magyar Olaj- és Gázipari Nyrt. ("Társaság") mellékelt 2007. évi éves beszámolójának a könyvvizsgálatát, amely éves beszámoló a 2007. december 31-i fordulónapra elkészített mérlegből – melyben az eszközök és források egyező végösszege 2.700.068 millió Ft a mérleg szerinti eredmény 216.671 millió Ft nyereség -, az ezen időponttal végződő évre vonatkozó eredménykimutatásból és a számviteli politika meghatározó elemeit és az egyéb magyarázó megjegyzéseket tartalmazó kiegészítő mellékletből áll.

2.) A Társaság 2006. évi éves beszámolójáról 2007. március 22-én korlátozás nélküli véleményt bocsátottunk ki.

A vezetés felelőssége az éves beszámolóért

3.) Az éves beszámolónak a számviteli törvényben foglaltak és a Magyarországon elfogadott általános számviteli elvek szerint történő elkészítése és valós bemutatása az ügyvezetés felelőssége. Ez a felelősség magában foglalja az akár csalásból, akár hibából eredő, lényeges hibás állításoktól mentes éves beszámoló elkészítése és valós bemutatása szempontjából releváns belső ellenőrzés kialakítását, bevezetését, fenntartását, a megfelelő számviteli politika kiválasztását és alkalmazását, valamint az adott körülmények között ésszerű számviteli becslések elkészítését.

A könyvvizsgáló felelőssége

4.) A mi felelősségünk az éves beszámoló véleményezése az elvégzett könyvvizsgálat alapján, valamint az üzleti jelentés és az éves beszámoló összhangjának megítélése. A könyvvizsgálatot a magyar Nemzeti Könyvvizsgálati Standardok és a könyvvizsgálatra vonatkozó – Magyarországon érvényes – törvények és egyéb jogszabályok alapján hajtottuk végre. A fentiek megkövetelik, hogy megfeleljünk bizonyos etikai követelményeknek, valamint hogy a könyvvizsgálatot úgy tervezzük meg és végezzük el, hogy kellő bizonyosságot szerezzünk arról, hogy az éves beszámoló nem tartalmaz lényeges hibás állításokat.

5.) A könyvvizsgálat magában foglalja olyan eljárások végrehajtását, amelyek célja könyvvizsgálati bizonyítékot szerezni az éves beszámolóban szereplő összegekről és közzétételekről. A kiválasztott eljárások, beleértve az éves beszámoló akár csalásból, akár hibából eredő, lényeges hibás állításai kockázatának felméréseit, a könyvvizsgáló megítélésétől függnek. A kockázatok ilyen felmérésekor a könyvvizsgáló az éves beszámoló ügyvezetés általi elkészítése és valós bemutatása szempontjából releváns belső ellenőrzést azért mérlegeli, hogy olyan könyvvizsgálati eljárásokat tervezzen meg, amelyek az adott körülmények között megfelelőek, de nem azért, hogy a vállalkozás belső ellenőrzésének hatékonyságára vonatkozóan véleményt mondjon. A könyvvizsgálat magában foglalja továbbá az alkalmazott számviteli alapelvek megfelelőségének és az ügyvezetés számviteli becslései ésszerűségének, valamint az éves beszámoló átfogó bemutatásának értékelését. Az üzleti jelentéssel kapcsolatos munkánk az üzleti jelentés és az éves beszámoló összhangjának megítélésére korlátozódik, és nem tartalmazza egyéb, a Társaság nem auditált számviteli nyilvántartásaiból levezetett információk áttekintését.

6.) Meggyőződésünk, hogy a megszerzett könyvvizsgálati bizonyíték elegendő és megfelelő alapot nyújt a könyvvizsgálói véleményünk megadásához.

Vélemény

7.) A könyvvizsgálat során a MOL Magyar Olaj- és Gázipari Nyrt. éves beszámolóját, annak részeit és tételeit, azok könyvelési és bizonylati alátámasztását az érvényes magyar Nemzeti Könyvvizsgálati

Standardokban foglaltak szerint felülvizsgáltuk, és ennek alapján elegendő és megfelelő bizonyosságot szereztünk arról, hogy az éves beszámolót a magyar számviteli törvényben foglaltak és a Magyarországon alkalmazott általános számviteli elvek szerint készítették el. Véleményünk szerint az éves beszámoló a MOL Magyar Olaj- és Gázipari Nyrt. 2007. december 31-én fennálló vagyoni, pénzügyi és jövedelmi helyzetéről megbízható és valós képet ad. Az üzleti jelentés az éves beszámoló adataival összhangban van.

8.) Véleményünk korlátozása nélkül felhívjuk a figyelmet a kiegészítő melléklet 3.4.6. pontjára, melyben bemutatásra kerül, hogy a megbízható és valós összkép érdekében a számvitelről szóló 2000. évi C. törvény 4. § (4)-es bekezdésében foglalt lehetőséggel élve a Társaság eltért a számvitelről szóló 2000. évi C. törvény 41. § (1)-es bekezdésében előírtaktól, oly módon, hogy a mezőfelhagyási céltartalékra vonatkozó iparági specifikus elszámolás megfeleljen az iparágban alkalmazott nemzetközi gyakorlatnak.

9.) Véleményünk további korlátozása nélkül felhívjuk a figyelmet arra, hogy a jelen független könyvvizsgálói jelentés a soron következő közgyűlésre, a tulajdonosi határozat meghozatala céljából készült és így nem tartalmazza az ezen a közgyűlésen meghozandó határozatok esetleges hatását. Ennek megfelelően a mellékelt éves beszámoló és a jelen független könyvvizsgálói jelentés a jogszabályok szerinti közzétételre és letétbe helyezésre nem alkalmas és nem használható.

Budapest, 2008. március 20.

Ernst & Young Kft.
Nyilvántartásba-vételi szám: 001165

Szilágyi Judit
Bejegyzett könyvvizsgáló
Kamarai tagsági szám: 001368

Független Könyvvizsgálói Jelentés

A MOL Magyar Olaj- és Gázipari Nyrt. részvényesei részére

1.) Elvégeztük a MOL Magyar Olaj- és Gázipari Nyrt. ("Társaság") mellékelt 2007. évi konszolidált éves beszámolójának a könyvvizsgálatát, amely konszolidált éves beszámoló a 2007. december 31-i fordulónapra elkészített konszolidált mérlegből – melyben az eszközök és források egyező végösszege 2.421.042 millió Ft, a mérleg szerinti eredmény 262.403 millió Ft nyereség -, az ezen időponttal végződő évre vonatkozó konszolidált eredménykimutatásból, konszolidált saját tőke változás kimutatásból, konszolidált cash flow kimutatásból és a számviteli politika meghatározó elemeit és az egyéb magyarázó megjegyzéseket tartalmazó konszolidált kiegészítő mellékletből áll.

2.) A Társaság 2006. évi az EU által befogadott Nemzetközi Pénzügyi Beszámolási Standardok szerint készített konszolidált éves beszámolójáról 2007. március 22-én korlátozás nélküli véleményt bocsátottunk ki.

A vezetés felelőssége a konszolidált éves beszámolóért

3.) A konszolidált éves beszámolónak a Nemzetközi Pénzügyi Beszámolási Standardokkal – ahogyan azokat az EU befogadta – összhangban történő elkészítése és valós bemutatása az ügyvezetés felelőssége. Ez a felelősség magában foglalja az akár csalásból, akár hibából eredő, lényeges hibás állításoktól mentes konszolidált éves beszámoló elkészítése és valós bemutatása szempontjából releváns belső ellenőrzés kialakítását, bevezetését, fenntartását, a megfelelő számviteli politika kiválasztását és alkalmazását, valamint az adott körülmények között ésszerű számviteli becslések elkészítését.

A könyvvizsgáló felelőssége

4.) A mi felelősségünk a konszolidált éves beszámoló véleményezése az elvégzett könyvvizsgálat alapján, valamint a konszolidált üzleti jelentés és a konszolidált éves beszámoló összhangjának megítélése. A könyvvizsgálatot a magyar Nemzeti Könyvvizsgálati Standardok és a könyvvizsgálatra vonatkozó – Magyarországon érvényes – törvények és egyéb jogszabályok alapján hajtottuk végre. A fentiek megkövetelik, hogy megfeleljünk bizonyos etikai követelményeknek, valamint hogy a könyvvizsgálatot úgy tervezzük meg és végezzük el, hogy kellő bizonyosságot szerezzünk arról, hogy a konszolidált éves beszámoló nem tartalmaz lényeges hibás állításokat.

5.) A könyvvizsgálat magában foglalja olyan eljárások végrehajtását, amelyek célja könyvvizsgálati bizonyítékot szerezni a konszolidált éves beszámolóban szereplő összegekről és közzétételekről. A kiválasztott eljárások, beleértve a konszolidált éves beszámoló akár csalásból, akár hibából eredő, lényeges hibás állításai kockázatának felméréseit, a könyvvizsgáló megítélésétől függnek. A kockázatok ilyen felmérésekor a könyvvizsgáló a konszolidált éves beszámoló ügyvezetés általi elkészítése és valós bemutatása szempontjából releváns belső ellenőrzést azért mérlegeli, hogy olyan könyvvizsgálati eljárásokat tervezzen meg, amelyek az adott körülmények között megfelelőek, de nem azért, hogy a vállalkozás belső ellenőrzésének hatékonyságára vonatkozóan véleményt mondjon. A könyvvizsgálat magában foglalja továbbá az alkalmazott számviteli alapelvek megfelelőségének és az ügyvezetés lényegesebb becslései ésszerűségének, valamint a konszolidált éves beszámoló átfogó bemutatásának értékelését. A konszolidált üzleti jelentéssel kapcsolatos munkánk a konszolidált üzleti jelentés és a konszolidált éves beszámoló összhangjának megítélésére korlátozódik, és nem tartalmazza egyéb, a Társaság nem auditált számviteli nyilvántartásaiból levezetett információk áttekintését.

6.) Meggyőződésünk, hogy a megszerzett könyvvizsgálati bizonyíték elegendő és megfelelő alapot nyújt a könyvvizsgálói véleményünk megadásához.

Vélemény

7.) A könyvvizsgálat során a MOL Magyar Olaj- és Gázipari Nyrt. konszolidált éves beszámolóját, annak részeit és tételeit, azok könyvelési és bizonylati alátámasztását az érvényes magyar nemzeti könyvvizsgálati standardokban foglaltak szerint felülvizsgáltuk, és ennek alapján elegendő és megfelelő bizonyosságot szereztünk arról, hogy a konszolidált éves beszámolót a Nemzetközi Pénzügyi Beszámolási Standardokkal összhangban készítették el. Véleményünk szerint a konszolidált éves beszámoló a MOL Magyar Olaj- és Gázipari Nyrt. 2007. december 31-én fennálló vagyoni, pénzügyi és jövedelmi helyzetéről megbízható és valós képet ad. A konszolidált üzleti jelentés a konszolidált éves beszámoló adataival összhangban van.

Budapest, 2008. március 20.

Ernst & Young Kft.
Nyilvántartásba-vételi szám: 001165

Szilágyi Judit
Bejegyzett könyvvizsgáló
Kamarai tagsági szám: 001368

Előterjesztés az 1. napirendi ponthoz

- ***A Felügyelő Bizottság jelentése a 2007. évi beszámolókról és az adózott eredmény felhasználására vonatkozó javaslatról***

A Felügyelő Bizottság a törvényekben előírt kötelezettségeinek megfelelően végezte feladatát, az év során 5 ülést tartott, állandó napirendi pontjai között szerepelt az Igazgatóság negyedéves beszámolója a társaság működéséről, a Belső Audit és a Társasági Biztonság beszámolója, ezeken felül a Felügyelő Bizottság az éves rendes közgyűlés elé kerülő anyagokat is áttekintette. Jelentését az Igazgatóság beszámolója, a könyvvizsgálók véleménye és tervezett, folyamatos évközi ellenőrzések alapján alakította ki, és folyamatosan támaszkodott az Audit Bizottság munkájára is. A 2007 év folyamán tartott találkozói során a Felügyelő Bizottság részletesen foglalkozott a MOL Csoport üzleti helyzetével, valamint a csoport és az üzletek stratégiai fejlődésével. A testület számos témát és kérdést vizsgált meg az Igazgatóság döntéseit követően.

A MOL Nyrt. Kelet-Közép-Európa vezető integrált kőolaj- és gázipari társasága, magyarországi piacvezető, az anyavállalat 1.841,5 milliárd forintos és a csoport 2.594,0 milliárd forintos Nemzetközi Pénzügyi Beszámolási Standardek (IFRS) szerinti nettó árbevételével az ország legnagyobb vállalata. A MOL részvények forgalommal súlyozott tőzsdei átlagárfolyama 2006-hoz képest 15,4%-kal emelkedett és 25.089 Ft volt 2007-ben (2006-ban 21.745 Ft). A 2007. december 31-i záróárfolyam 24.495 Ft volt.

A társaság 2007. évi beszámolója megbízható és valós képet nyújt a gazdálkodásról. A beszámoló alapjául szolgáló könyvvezetés az Audit Bizottság jelentésével is alátámasztva, a számviteli törvény előírásainak megfelelően, a társaság számviteli politikájával összhangban készült. A mérleg valamennyi adata analitikus nyilvántartással alátámasztott. Adófizetési kötelezettségeinek megállapítása és befizetése a hatályos jogszabályoknak megfelelően történt.

A MOL-csoport konszolidálásába teljes körűen 86 equity módszerrel (részlegesen) további 19 társaság került bevonásra. A tulajdonosi szerkezet az elmúlt év során változott, 2007 végén a külföldi intézményi befektetők (5%-nál kisebb részesedéssel bírók) tulajdoni aránya 31,7%-ra csökkent, míg az OMV 20,2%-ra növelte részesedését. Továbbá, a BNP Paribas 8,3%, a Magnolia 5,5%, az MFB Zrt. 10,0%, az OTP Nyrt. 9,2% részesedéssel rendelkezett 2007 végén a vállalatban. A hazai intézményi- és magánbefektetők tulajdona 6,8%. 2007. december 31-én a vállalat saját részvény állománya 8,3% volt.

Számos kulcsfontosságú stratégiai területen léptünk előre a 2007-es esztendőben. *Az organikus stratégia részeként* a vállalat döntést hozott a Dunai finomító fejlesztéséről, melynek eredményéül 2011-től 1,3 millió tonnával nő a finomító középpárlat kihozatala. *A feldolgozás és kereskedelem üzletágban* a MOL megvásárolta az IES finomító és kereskedelmi vállalatot Olaszországban, és a Tifon-t, a horvát kiskereskedelmi hálózatot. Továbbiakban, a vállalat *stratégiai szövetséget* kötött a CEZ-zel, mely növeli a MOL-csoport finomítóinak energia integráltságát, illetve tovább növeli komplexitását. A CEZ és a MOL közösen gáztüzelésű erőművekre fókuszál közép- és délkelet Európa négy országában, beleértve Szlovákiát, Magyarországot, Horvátországot és Szlovéniát. Az első nagyobb beruházás keretében a tervek szerint a MOL-csoport Szlovákiában, pozsonyi finomítójának területén, Magyarországon pedig a százhalombattai finomítóban építenek meg egy-egy kombinált ciklusú gázturbinás erőművet. A beépített teljesítmény mindkét helyszínen 800 MW lesz. A stratégiai szövetség megerősítése érdekében a CEZ 7%-os részesedést vásárolt a MOL-ban, melyre a társaság egy amerikai típusú vételi opcióval rendelkezik. A *kutatás és termelés üzletágban* új nemzetközi kutatási blokkokat vásároltunk Oroszországban,

Kamerunban és Kurdisztánban, és jelentős stratégiai szövetséget kötöttünk Katarban és Líbiában.

Az Igazgatóság 2007. június 22-ei döntése alapján a társaság tőkeoptimalizációs programba kezdett, a vállalat tőkeszerkezetének hatékonyságjavítása érdekében. A Felügyelő Bizottság támogatja az Igazgatóság 2007. évre 85 Mrd Ft bruttó osztalékfizetési javaslatát. A Felügyelő Bizottság a MOL Nyrt. 2007. évi auditált beszámolóját 2.700 Mrd Ft mérlegfőösszeggel, 217 Mrd Ft adózott eredménnyel, és 260 Mrd Ft lekötött tartalékkal, a MOL Csoport 2007. évi auditált IFRS konszolidált beszámolóját 2.421 Mrd Ft mérlegfőösszeggel és 258 Mrd Ft részvényesekre jutó eredménnyel a közgyűlésnek elfogadásra javasolja. Ezen beszámolók nem tartalmazzák a közgyűlésnek elfogadásra javasolt osztalék eredményre gyakorolt hatását.

Budapest, 2008. március 31.

A MOL Nyrt. Felügyelő Bizottsága és Audit Bizottsága nevében:

dr. Kupa Mihály
a Felügyelő Bizottság elnöke

Előterjesztés az 1. napirendi ponthoz

Döntés a társaság számviteli törvény szerinti 2007. évi anyavállalati és IFRS alapján elkészített konszolidált éves beszámolóinak elfogadásáról, az adózott eredmény felhasználásáról, az osztalék mértékéről

Határozati javaslat a pénzügyi jelentésekről

Az Igazgatóság javasolja a közgyűlésnek, hogy fogadja el a MOL Nyrt. magyar számviteli szabályok szerint elkészített éves beszámolóját és az erre vonatkozó könyvvizsgálói jelentést 2.700 Mrd Ft mérleg főösszeggel, 217 Mrd Ft adózott eredménnyel, és 260 Mrd Ft lekötött tartalékkal.

Az Igazgatóság javasolja a közgyűlésnek, hogy fogadja el a MOL Csoportnak a számviteli törvény 10. paragrafusa alapján az IFRS szerint készített konszolidált éves beszámolóját és az erre vonatkozó könyvvizsgálói jelentést 2.421 Mrd Ft mérleg főösszeggel és 258 Mrd Ft anyavállalati részvényesekre jutó eredménnyel.

Előterjesztés az 1. napirendi ponthoz

Javaslat 2007. évi osztalékfizetésre

A MOL öt éves stratégiájában határozott nyilatkozatot tett közzé a társaság azon szándékáról, hogy az osztalékfizetést 2010-ig a versenytársakéhoz igazítja. A stratégia meghirdetésekor ez a normalizált eredmény 30%-a volt. Emellett az Igazgatóság 2007. júliusban nyilvánosságra hozta döntését arról, hogy összhangban az iparági trendekkel, 2008-tól a normalizált eredmény 40%-ára kívánja növelni az osztalék-kifizetési rátát a befektetési lehetőségek függvényében.

A MOL a gyakorlatban igazolta rátermettségét, hogy képes hatékonyan integrálni és működtetni az újonnan megszerzett eszközeit. A stratégiánkkal összhangban, továbbra is elkötelezettek vagyunk, hogy akvizíciók révén teremtsünk értéket. Az INA-ban lévő pozíciónk növelése az egyik kiemelt célunk, mindamellett jelenleg több jelentős tranzakciót is vizsgálunk, melyhez szükségesnek tartjuk a Társaság pénzügyi flexibilitásának fenntartását. A folyamatos akvizíciós tevékenységünk ellenére az Igazgatóság a normalizált eredmény 40%-ának osztalékként való kifizetését javasolja.

A MOL az elmúlt öt évben folyamatosan emelte az osztalék szintet a 2003-as év után kifizetett 6 milliárd forintról a 2007. év után javasolt 85 milliárd forintra, miközben számos kiemelkedő akvizíciós lépést hajtott végre.

Osztalék (Mrd Ft)


90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007

A tavalyi év normalizált (a TVK részvények akvizícióján elért nyereség és az E.ON által fizetett vagy fizetendő utólagos ármódosítás nélkül) eredménye 210,4 milliárd Ft, amely után a 40%-os kifizetési ráta 85 milliárd Ft-os osztalék kifizetést jelentene. A saját részvény állománytól függően, 20.000 - 22.000 forintos árfolyam mellett, ez körülbelül 4%-os osztalékhozamnak felel meg. Ha a Közgyűlés a részvények 5%-ának bevonása mellett dönt, a részvényesek felé történő teljes visszajuttatás elérheti a részvényár 9%-át, ami a versenytársak közötti egyik legmagasabb készpénz juttatást jelenti.

Határozati javaslat

Az Igazgatóság 85 milliárd Ft osztalékfizetést javasol a Közgyűlésnek 2008-ban a 2007. üzleti évre vonatkozóan. A saját részvényre eső osztalék az osztalékra jogosult részvényesek között, részvényeik arányában kerüljön kifizetésre. Az osztalékként kifizetésre nem kerülő eredmény az eredménytartalékba kerüljön átsorolásra.

Előterjesztés az 1. napirendi ponthoz

Döntés a felelős társaságirányítási jelentés elfogadásáról

A Budapesti Értéktőzsde 2004-ben tette közzé felelős vállalatirányítási ajánlásait („Ajánlások"). A MOL 2004-ben elsők között, önként nyilatkozott az Ajánlásoknak történő megfeleléséről. 2005-től a MOL-nak már kötelező volt nyilatkoznia az Ajánlásokról. Mindkét évben az Igazgatóság fogadta el a nyilatkozat formáját. Az új Társasági törvény 2006. júliusát követően kötelezővé teszi a nyilatkozat közgyűlési elfogadtatását, a MOL azonban úttörő szerepet játszva már 2006-ban is közgyűlésen hagyta jóvá a Budapesti Értéktőzsdére benyújtandó felelős vállalatirányítási nyilatkozatot.

A Budapesti Értéktőzsde 2007-ben új társaságirányítási ajánlásokat adott ki. Az ajánlások alapján a tőzsdei társaságoknak kétféle módon kell nyilatkozniuk a felelős társaságirányítási gyakorlatukról. A jelentés első részében megadott szempontok szerint be kell számolniuk az adott üzleti évben alkalmazott felelős társaságirányítási gyakorlatukról, kitérve a társaságirányítási politikára, az esetleges különleges körülmények ismertetésére.

A jelentés második részében a "comply or explain" elvnek megfelelően be kell számolniuk az FT Ajánlás egyes meghatározott pontjaiban ("A" - ajánlások) foglaltaknak való megfelelésről, valamint arról, hogy alkalmazzák-e az FT Ajánlásban megfogalmazott egyes javaslatokat ("J" - javaslatok). Ha a kibocsátó valamely ajánlást nem, vagy eltérő módon alkalmaz, úgy meg kell magyaráznia, hogy miben tér el és ennek mi az oka ("comply or explain" elv). A javaslatok esetében a társaságoknak csak azt kell feltüntetni, hogy alkalmazzák-e az adott irányelvet, vagy sem, külön magyarázatra nincs szükség.

A nyilatkozat terjedelme jelentősen bővült: míg a kibocsátóknak a tavalyi évig csak egy 22 kérdésből álló nyilatkozatot kellett tenniük, idén 140 kérdésre kell választ adni.

A Budapesti Értéktőzsde felelős társaságirányítási ajánlásai megtalálhatók a BÉT honlapján: www.bet.hu

Határozati javaslat

Az Igazgatóság a Felügyelő Bizottság jóváhagyásával javasolja a Társaság közgyűlése számára a Budapesti Értéktőzsde Felelős Társaságirányítási Ajánlásai alapján készült Felelős Társaságirányítási Jelentés elfogadását.

MOL-Csoport Felelős Társaságirányítási Jelentés

a Budapesti Értéktőzsde Felelős Társaságirányítási Ajánlásainak megfelelően

A MOL Nyrt. mindig is kiemelten fontosnak tartotta a legmagasabb elvárásoknak megfelelő társaságirányítási rendszer fenntartását. A Társaság elkötelezettségét többek között mutatja a Budapesti Értéktőzsde Felelős Vállalatirányítási Ajánlásairól tett nyilatkozat önkéntes közgyűlési elfogadása 2006-ban, a törvény által szabott határidő előtt. Emellett a Társaság 2004. decemberben részvényeinek a Varsói Értéktőzsdére történő bevezetését megelőzően nyilatkozatot tett a Varsói Értéktőzsde társaságirányítási ajánlásainak alkalmazásáról. A Társaság minden évben nyilatkozik a két tőzsde társaságirányítási ajánlásainak alkalmazásáról.

A MOL Nyrt. társaságirányítása összhangban van a Budapesti Értéktőzsde követelményeivel, a Pénzügyi Szervezetek Állami Felügyeletének irányelveivel és a jelenleg érvényes tőkepiaci szabályozással. Emellett a MOL Nyrt. rendszeresen felülvizsgálja az általa alkalmazott elveket, hogy ezen a területen is megfeleljen a folytonosan fejlődő legjobb nemzetközi gyakorlatnak. A MOL elkötelezettségét a magas szintű vállalatirányítás mellett jól mutatja a MOL Vállalatirányítási Kódex 2006-ban történt elfogadása. Ez a dokumentum részletesen bemutatja a MOL részvényesek jogait, a fő irányító testületek működését, valamint tárgyalja a javadalmazási és etikai kérdéseket. A MOL Vállalatirányítási Kódex közzétételre került a Társaság honlapján.

A Deminor Rating nemzetközi társaságirányítási tanácsadó és minősítő cég 2003. december 30-ai riportjában kiemelkedőnek ítélte a MOL társaságirányítási gyakorlatát. A korábbi minősítés 2005-ben felülvizsgálatra került. Az új riport figyelembe vette a 2004. és 2005. év társaságirányítási fejlesztéseit és az eredeti 7,0-ról 7,5-re javította a MOL társaságirányítási minősítését (1-től 10-ig terjedő skálán). Az ISS Corporate Services (Deminor Rating jogutódja) 2007-ben felülvizsgálta és 8,0-ra tovább javította a MOL minősítését. A MOL minősítése a négyből három vizsgált területen javult; különösen a részvényesek jogai és kötelezettségei területen javított a társaság.

Az Igazgatóság

A MOL Nyrt. ügyvezető szerve az Igazgatóság, melynek kollektív felelősségi körébe tartozik valamennyi társasági művelet.

Az Igazgatóság, mint a MOL Nyrt. testületi felelősséggel működő ügyvezető szerve tevékenységében, célkitűzésében kiemelt feladatként szerepel a részvényesi érték növelése, az eredményesség és hatékonyság javítása, a működés átláthatóságának biztosítása, a kockázatok kezelése, a környezetvédelem és a biztonságos munkavégzés körülményeinek garantálása.

A MOL Nyrt. és leányvállalatai egységet alkotnak, ezért az Igazgatóság a fenti elvek és célok érvényesítését, a MOL-kultúra Csoport szintű elterjesztését elsődleges feladatának és kötelességének tekinti.

A fenti elvek és célok rávilágítanak arra a speciális és különleges kapcsolatra, amelyet az Igazgatóság a részvényesek és a vállalatvezetés, valamint a vállalat közt képvisel. Ennek a speciális szerepnek felel meg az Igazgatóság összetétele, azaz a nem alkalmazotti jogviszonyban álló igazgatók számának meghatározó többsége. (7 tag.) Az Igazgatóságnak az általa elfogadott (NYSE ajánlásán alapuló) kritériumok és a tagok nyilatkozata alapján jelenleg 7 tagja minősül függetlennek.

Az Igazgatóság tagjai és függetlenségi státusza (a tagok szakmai önéletrajza elérhető a MOL honlapján):

Hernádi Zsolt, elnök-vezérigazgató	nem független
Dr. Csányi Sándor, alelnök	független
Akar László	független
Michel-Marc Delcommune	nem független
Dr. Dobák Miklós	független
Dr. Horváth Gábor	független
Kamarás Miklós	független
Dr. Kemenes Ernő	független
Molnár József (2007. október 12-től)	nem független

(Molnár József előtt 2007. október 11-ig Simóka Kálmánné Dr. volt az Igazgatóság tagja független státusszal)

Mosonyi György	nem független
Iain Paterson	független

Az Igazgatóság működése

Az Igazgatóság, mint testület működik és hoz határozatokat.

Az Igazgatóság a Társaság megalapításakor, 1991-ben ügyrendben határozta meg saját működését, amelyet rendszeresen aktualizál a legjobb gyakorlat fenntartása érdekében.

Az ügyrend tartalmazza:

- az Igazgatóság feladat- és hatáskörét,
- az Igazgatóság által működtetett bizottságok körét,
- az Igazgatóság számára szükséges információk körét és a jelentések gyakoriságát,
- az elnök és alelnök főbb feladatait,
- az igazgatósági ülések rendjét és előkészítését, annak állandó napirendjét (keretét),
- a döntéshozatali rendszert, a döntések végrehajtásának ellenőrzését.

Az Igazgatóság beszámolója 2007. évi tevékenységéről

2007-ben az Igazgatóság 10 ülést tartott, 91%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok – mint a bizottsági elnökök beszámolója a legutóbbi igazgatósági ülés óta végzett tevékenységekről, a tőkepiaci folyamatok áttekintése – mellett az Igazgatóság egyedileg értékeli valamennyi üzleti szegmens teljesítményét is.

Összhangban a cég stratégiai céljaival, az Igazgatóság döntött többek között az orosz Matjushkinskaya Vertical LLC olajtermelő vállalat, az olasz IES finomító és a horvát Tifon töltőállomás-lánc 100%-ának megvásárlásáról, valamint stratégiai együttműködés kialakításáról a cseh CEZ energetikai konszernnel. Az év során az Igazgatóság áttekintette a cég üzleti területei stratégiai és üzleti célkitűzéseinek megvalósítását, valamint az értékteremtő növekedési lehetőségeket.

Az Igazgatóság bizottságai

Az Igazgatóság egyes feladatok megoldása céljából bizottságokat hozott létre. A bizottságok előzetes határozathozatali jogosítvánnyal rendelkeznek az Igazgatóság és a menedzsment közti hatásköri megosztást tartalmazó döntési és hatásköri listában (DHL) meghatározott kérdésekben.

- A bizottságok feladatait az Igazgatóság határozza meg.
- Az Igazgatóság elnöke szintén felkérheti a bizottságokat egyes feladatok ellátására.

A bizottságok tagjait és elnökét az Igazgatóság választja.

Az Igazgatóság az alábbi bizottságokat működteti:

Pénzügyi és Kockázatkezelési Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):

- Dr. Dobák Miklós – elnök, 2002. október 25.
- Akar László, 2002. október 25.
- Dr. Kemenes Ernő, 2002. október 25.
- Iain Paterson, 2000. szeptember 8.
- Simóka Kálmánné Dr. 2002. október 25. - 2007. október 11-ig

Feladatai:

- a pénzügyi és ehhez kapcsolódó jelentések ellenőrzése,
- a belső ellenőrzési rendszer hatékonyságának figyelése,
- a tervezés, az audit körének és eredményeinek ellenőrzése,
- a külső auditor függetlenségének és objektivitásának biztosítása.

Társaságirányítási és Javadalmazási Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):

- Dr. Csányi Sándor – elnök, 2000. november 17.
- Hernádi Zsolt, 2000. szeptember 8.

- Dr. Horváth Gábor, 2000. szeptember 8.
- Kamarás Miklós, 2002. október 25.

Feladatai:

- a testületi tevékenység elemzése, értékelése
- az igazgatósági tagsággal kapcsolatos kérdések,
- a tulajdonosok (részvényesek) és Igazgatóság közötti kapcsolattartás támogatása
- az ügyrendi, szabályozási és etikai kérdések
- a vállalati folyamatok, eljárások, szervezeti megoldások, kompenzációs rendszerek áttekintése, javaslatok a legjobb gyakorlat megvalósítására.

Fenntartható Fejlődés Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):

- Mosonyi György – elnök, 2006. június 29.
- Michel-Marc Delcommune, 2006. június 29.
- Dr. Kemenes Ernő, 2006. június 29.
- Iain Paterson, 2006. június 29.

Feladatai:

- az SD (Sustainable Development – Fenntartható fejlődés) kérdések integrált kezelésének biztosítása az egységek és a MOL-csoport szintjén,
- a MOL-csoport Fenntartható Fejlődés Menedzsment Rendszere (SDMS) megfelelőségének és működésének vizsgálata az előírások, szabályozások és a legjobb nemzetközi gyakorlat tekintetében,
- az összes SD audit és vizsgálat terv, az SDMS keretében kitűzött célok, az eredmények és beszámolók rendszeres áttekintése és értékelése,
- a Bizottság saját tevékenységének és az SDMS teljesítményének évente történő értékelése.

A Pénzügyi és Kockázatkezelési Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Pénzügyi és Kockázatkezelési Bizottság 6 ülést tartott, 86%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok mellett – beleértve az összes nyilvános pénzügyi beszámoló felülvizsgálatát, a könyvvizsgáló munkájának támogatását valamint a belső audit rendszeres vizsgálatát – a bizottság jelentős időt szánt a következő témáknak is:

- Kockázatkezelés: a bizottság áttekintette a vállalat legfőbb kockázati faktorait, valamint az azokhoz rendelt kockázat csökkentő akciók státuszjelentéseit. A Bizottság megvitatta a vállalati szintű kockázatkezelés (ERM) további alkalmazási lehetőségeit.
- Belső audit tevékenység: a bizottság értékelte a belső audit jelentéseket és az éves belső audit terv végrehajtását.
- Pénzügyi helyzet: a bizottság folyamatosan nyomon követte a társaság pénzügyi helyzetét.

A Társaságirányítási és Javadalmazási Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Társaságirányítási és Javadalmazási Bizottság 9 ülést tartott, 94%-os átlagos részvételi arány mellett. A társaságirányítási, javadalmazási és a menedzsment összetételével kapcsolatos kérdések mellett a bizottság számos kulcsfontosságú stratégiai és az elért teljesítményekkel kapcsolatos témát megvitatott, mielőtt azokat az Igazgatóság tárgyalta.

A Fenntartható Fejlődés Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Fenntartható Fejlődés Bizottság 2 ülést tartott, 100%-os átlagos részvételi arány mellett. A Bizottság meghatározta a 2008-as célokat és véleményezte a Fenntarthatósági jelentést.

Az Igazgatóság és az Ügyvezetés kapcsolata:

A DHL határozza meg az Igazgatóság által az Ügyvezetéshez delegált döntési és hatásköri jogosítványokat annak érdekében, hogy az Igazgatóság által lefektetett üzleti, EBK, etikai, kockázatkezelési és belső kontroll politikák a leghatékonyabban érvényesüljenek.

A DHL alapelvei:

- a részvényesek érdekének biztosítása az Igazgatóságon keresztül,
- a hatékonyabb, gyorsabb, MOL szinten egységes döntéshozatal támogatása és elősegítése,
- a menedzsment döntési szabadsága és a szigorú belső irányítási- és teljesítménymérési rendszer kívánalmai között a megfelelő egyensúly biztosítása,
- a döntési kompetenciák azon a szinten jelentkezzenek, ahol a legtöbb információ áll rendelkezésre a döntés meghozatalára,
- a megfelelő utóértékelés, kontroll biztosítása,
- a funkcionális és üzleti mátrix irányítás MOL Nyrt. és leányvállalati szinten való biztosítása.

A rendszer, melyet a belső audit folyamatosan ellenőriz, arra hivatott, hogy megelőzze azt, hogy a vállalat hibásan hajtsa végre az Igazgatóság által meghatározott politikát és stratégiát.

A DHL strukturálása lefedi a Társaság vezetési szintjeit, azaz az I. vezetői szint jelenti az elnök-vezérigazgatót és a vezérigazgatót. A II., III. és IV. vezetői szinten helyezkednek el az üzleti területek vezetői és a leányvállalati felsővezetők.

Az Igazgatóság és a fenti vezetési szintek közti szervezeti szintként működik az **Ügyvezető Testület** (Executive Board vagy EB), melynek tagjai:

- Hernádi Zsolt	elnök-vezérigazgató
- Mosonyi György	vezérigazgató
- Molnár József	pénzügyi vezérigazgató-helyettes
- Alács Lajos	stratégia és üzletfejlesztés ügyvezető igazgató
- Áldott Zoltán	kutatás-termelés ügyvezető igazgató
- Horváth Ferenc	termékelőállítás és kereskedelem ügyvezető igazgató
- Simola József	társasági támogatás ügyvezető igazgató

Az Ügyvezető testület döntés-előkészítő fórum, ahol minden tagnak véleménykifejtési kötelezettsége van, melyek alapján a végső döntést az elnök-vezérigazgató hozza. A döntés-előkészítés során, amennyiben a GCEO-nak, vagy a GCFO-nak eltérő véleménye van az Elnök-vezérigazgatóval szemben, a döntést az Igazgatóság hozza.

Az Ügyvezető Testület 2007-ben 47 alkalommal ülésezett, ülésenként átlagosan 10 témát tárgyalt meg.

A külső (alkalmazásban nem álló) igazgatósági tagok ösztönzése

Társaságunk célja olyan ösztönzési rendszer megteremtése az Igazgatóság külső tagjai számára, mely a fix összegű díjazás mellett lehetővé teszi a résztvevők érdekközösségének erősödését, elősegíti a hosszú távú vállalati teljesítmény és a MOL-részvények értékének folyamatos növelését, s biztosítja, hogy az Igazgatók érdekei egybe essenek a Társaság részvényeseinek érdekeivel.

A külső igazgatósági tagok jelenleg hatályos ösztönzési rendszerének alapjairól a 2003. szeptember 1-jei rendkívüli közgyűlés, a rendszer aktualizálásáról és további finomításáról pedig a 2004. és 2005. évi közgyűlés határozott.

AZ ÖSZTÖNZÉSI RENDSZER ELEMEI:

- ***Átváltoztatható kötvény program:*** Az ösztönzési rendszer ezen elemében az elérhető jövedelem mértéke a MOL részvények tőzsdei árfolyamának növekedésétől függ, ezzel biztosítva a vezetők és részvényesek érdekeinek minél teljesebb összhangját.

  A programban részt vevő igazgatósági tagok és a jogosult felsővezetők zárt körben kibocsátott „A" sorozatú törzsrészvényre átváltoztatható kötvényeket jegyezhettek banki hitel felvételével, 2003. október 9-én. A programhoz 1.200 db 10 MFt névértékű kötvény került kibocsátásra, melyet 5 év alatt egyenlő részletekben válthatnak át a jogosultak MOL részvényre. Az átváltható kötvények lejárata 2008. október.

  A jegyezhető kötvényszám a MOL Nyrt. igazgatósági tagjai számára 25 db/fő, bizottsági elnökök esetében 30 db/fő, igazgatóság elnökének (vagy az igazgatóság alelnökének, amennyiben az elnök alkalmazotti jogviszonyban áll) 35 db volt.

A programhoz a 2004. április 30-i közgyűlési határozat alapján csatlakozhattak azok az igazgatósági tagok is, akik az eredeti jegyzésben a rájuk vonatkozó korlátozó rendelkezések alapján még nem vehettek részt.

A programban jogszabályi korlátozások miatt részt venni továbbra sem tudó igazgatót Társaságunk készpénzben kompenzálja a többi résztvevő igazgató által realizálható nyereség figyelembe vételével.

- *Fix összegű juttatás:* Az Igazgatók az átváltoztatható kötvények jegyzésére való jogosultságuk mellett 2003. április 1-től kezdődően az alábbi meghatározott nettó összegű díjazásban részesülnek, a mindenkori éves rendes közgyűlést követően:

Külső igazgatók esetében	25.000 EUR/év
Elnök* esetében	41.500 EUR/év

*amennyiben az Elnöki tisztséget nem külső igazgató tölti be, a díjazás a külső igazgató alelnököt illeti meg

EGYÉB JUTTATÁSOK:

A nem magyar állampolgár és nem magyarországi lakhelyű Igazgatósági tagok minden Igazgatósági ülés után (maximum 15 alkalommal), mikor Magyarországra utaznak 1.500 euró juttatásban részesülnek. A bizottságokat vezető Igazgatósági tagok havi 1.000 euró díjazást kapnak.

A felsővezetés ösztönzési rendszere

A felsővezetés ösztönzési Rendszere 2007. évben az alábbi elemekből tevődött össze :

1. Ösztönző (bónusz)
   Az ösztönzőkitűzés mértéke az éves alapbér 40-100 %-a, melyet a jogosultak a közgyűlést követő értékelés alapján kapnak meg készpénzben.
   Az ösztönzőkitűzés részei:
   - a társasági és szervezeti szintű kiemelt pénzügyi mutatók (pl. ROACE, működési cash flow, munkaidő kieséssel járó munkabalesetek gyakorisága, CAPEX hatékonyság)
   - az adott vezető felelősségi területével kapcsolatos, adott évre vonatkozó konkrét egyéni célfeladatok.

2. Relatív teljesítményösztönző.

A relatív teljesítményösztönző alapja az éves bér 10 %-a, mértékét a menedzserek egyéni teljesítményei alapján képzett rangsor határozza meg.

3. Opciós program:

2006-ban került bevezetésre a rendszer, mely a korábbi halasztott kifizetésű ösztönzést váltotta fel. Az opciós program a MOL Csoport menedzsmentjének hosszú távú részvényárfolyam-növelés érdekeltségét teremti meg. Az ösztönző évenként MOL részvény vételi opciós konstrukció alapján számított készpénz kifizetésű bérösztönző, melynek futamideje: 5 év.

4. Kötvényprogram

A MOL Nyrt. ügyvezető testületének tagjai, felsővezetői és a MOL Csoport néhány kiemelt vezetője részére a 2003. szeptember 1-jei rendkívüli közgyűlésen az Igazgatóság számára jóváhagyott hosszú távú ösztönzési program is kiterjesztésre került. (E program résztvevői a kötvényprogram ideje alatt nem vesznek részt a fent részletezett opciós programban.)

E program keretében 2003. októberben

az ügyvezető testület tagjai (4 fő)	335 db kötvény
további felső vezetők (4 fő)	220 db kötvény
MOL Csoport kiemelt vezetői (8 fő)	250 db kötvény

jegyzésére voltak jogosultak. A programhoz 2004. júliusában további 3 vezető csatlakozott, akik a lejegyzett kötvényállományból összesen 105 db kötvényt vásárolhattak meg.

2004. szeptemberében 2 fő felsővezetőtől összesen 80 db kötvény került visszavásárlásra majd 2004 októberében 2 fő – a kötvényprogramban már részt vevő - felsővezető számára további összesen 24 db kötvény megvásárlását hagyta jóvá a Társaság Elnök-vezérigazgatója. A 2005. évben egy fő felsővezetőtől 36 db kötvényt vásárolt vissza Társaságunk. 2006. évben nem volt változás a programban.

2007. szeptemberében Társaságunk egy fő kiemelt vezetőtől 5 kötvényt, októberben pedig egy fő igazgatósági tagtól további 5 kötvényt vásárolt vissza.

EGYÉB BÉREN KÍVÜLI JUTTATÁSOK

Ebbe a körbe tartozik a személyes célra is használható vállalati autó, élet-, baleset-, utazási- és felelősségbiztosítás, valamint a kiemelt egészségügyi szűrővizsgálat.

Felügyelő Bizottság

A Felügyelő Bizottság a tulajdonosok megbízásából ellenőrzi a társaság ügyvezetését. A MOL Nyrt. alapszabálya szerint a Társaság Felügyelő Bizottsága maximum 9 tagból állhat, jelenleg a testület 9 főből áll. A Társasági Törvény értelmében a testületben a munkavállalói oldalt a Bizottság 1/3-ának kell képviselni, így a MOL Nyrt. Felügyelő Bizottságában 3 fő képviseli a dolgozókat, és 6 fő a tulajdonosok által megbízott külső személy.

A Felügyelő Bizottság tagjai és függetlenségi státusza:

Dr. Kupa Mihály, elnök	független
Benedek Lajos	nem független (munkavállalói képviselő) 2007. október 12-től
John I. Charody	független
Dr. Chikán Attila	független
Slavomír Hatina	független
Juhász Attila	nem független (munkavállalói képviselő) 2007. október 12-től
Dr. Lámfalussy Sándor	független
Major János	nem független (munkavállalói képviselő)
Vásárhelyi István	független
Bognár Piroska	nem független (munkavállalói képviselő) 2007. október 11-ig
Kudela József	nem független (munkavállalói képviselő) 2007. október 11-ig

A Felügyelő Bizottság állandó napirendi pontjai között szerepel az Igazgatóság negyedéves beszámolója a társaság működéséről, a Belső Audit és a Társasági Biztonság beszámolója, ezeken felül a Felügyelő Bizottság az éves rendes közgyűlés elé kerülő anyagokat is áttekinti.

2007-ben a Felügyelő Bizottság 5 ülést tartott, 87%-os átlagos részvételi arány mellett.

A Felügyelő Bizottság tagjainak díjazása

A Felügyelő Bizottság javadalmazásáról legutóbb a 2005. április 27-i közgyűlés döntött. Ennek megfelelően a Felügyelő Bizottság tagjai havi 3.000 euró, elnöke havi 4.000 euró díjazásban részesülnek. A havi díjazáson túl a Felügyelő Bizottság elnöke évente maximum tizenöt (15) alkalommal további 1.500 euro díjazásban részesül minden olyan igazgatósági vagy igazgatósági bizottsági ülés után, amelyen részt vesz.

Audit Bizottság

2006-ban a közgyűlés Audit Bizottságot választott a Felügyelő Bizottság független tagjai közül. Az Audit Bizottság megerősíti a Társaság pénzügyi és számviteli politikája feletti független kontrolt. Az Audit Bizottság hatáskörébe többek között az alábbi feladatok tartoznak:

- a számviteli törvény szerinti beszámoló véleményezése;
- javaslattétel a könyvvizsgáló személyére és díjazására;
- a könyvvizsgálóval megkötendő szerződés előkészítése,
- a könyvvizsgálóval szembeni szakmai követelmények és összeférhetetlenségi előírások érvényre juttatásának figyelemmel kísérése, a könyvvizsgálóval való együttműködéssel kapcsolatos teendők ellátása, valamint – szükség esetén – az igazgatóság vagy a felügyelő bizottság számára intézkedések megtételére való javaslattétel;
- a pénzügyi beszámolási rendszer működésének értékelése és javaslattétel a szükséges intézkedések megtételére, valamint

- a felügyelő bizottság munkájának segítése a pénzügyi beszámolási rendszer megfelelő ellenőrzése érdekében.

Az Audit Bizottság tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):

John I. Charody, 2006. április 27.
Dr. Chikán Attila, 2006. április 27.
Dr. Kupa Mihály, 2006. április 27.
valamint valamely állandó tag tartós akadályoztatása esetén a kiesett tag helyett Dr. Lámfalussy Sándor.

Az Audit Bizottság beszámolója 2007. évi tevékenységéről

2007-ben az Audit Bizottság 7 ülést tartott, 95%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok mellett – beleértve az összes nyilvános pénzügyi beszámoló felülvizsgálatát, a könyvvizsgáló munkájának támogatását valamint a belső audit rendszeres vizsgálatát – a bizottság jelentős időt szánt a következő témáknak is:

- Kockázatkezelés: a bizottság áttekintette a vállalat legfőbb kockázati faktorait, valamint az azokhoz rendelt kockázat csökkentő akciók státuszjelentéseit. A Bizottság megvitatta a vállalati szintű kockázatkezelés (ERM) további alkalmazási lehetőségeit..
- Belső audit tevékenység: a bizottság tájékoztatást kapott a belső audit jelentésekről és az éves belső audit terv végrehajtásáról.
- Pénzügyi helyzet: a bizottság folyamatosan nyomon követte a társaság pénzügyi helyzetét.

Egységes Vállalati Kockázatkezelés

Négy pilléren nyugvó rendszer kezeli a kockázatok széles spektrumát:

Az Egységes Vállalati Kockázatkezelés (ERM) keretében végezzük a különböző típusú kockázatok integrálását egy hosszú távú, átfogó és dinamikus modellbe, amely a MOL Csoport összes üzletágára kiterjesztésre került. Az ERM a pénzügyi és működési kockázatokat a stratégiai kockázatok széles körével együtt kezeli. A különböző típusú kockázatok azonosítása után azok számszerűsítése következik, ugyanazt a módszertant alkalmazva – bekövetkezési valószínűségük és lehetséges hatásuk becslésével. A kockázatok csoportszinten konszolidálásra is kerülnek a modellben, melynek időhorizontja a hosszú távú szemléletet hangsúlyozza (a stratégiai időtávval összhangban): a nettó jelenérték lehetséges alakulásának (azaz értékei valószínűségi eloszlásának) vizsgálatakor a következő 10 év, valamint az azt követő időszak hatásait is figyelembe vesszük. Az ERM feltárja a vállalat eredményeire ható legfontosabb kockázatokat (mind csoport-, mind üzletági szinten), és felhívja a figyelmet a szükséges döntések meghozatalára – mely kockázatokat akarja a Csoport megtartani, és melyek esetében szükséges kockázatcsökkentő lépéseket tenni. Bizonyos kockázatokat csoportszinten, másokat divíziószinten célszerű kezelni, ún. kockázatfelelősök irányítása alatt. A Kockázatkezelés – a kockázatfelelősök által negyedévente készített jelentések segítségével – rendszeresen ellenőrzi ezen kockázatcsökkentő lépések megvalósulását.

A Pénzügyi Kockázatkezelés a rövidtávú, piaci kockázatokkal foglalkozik. A tömegáruk árkockázatát, a devizapiaci- és kamatlábkockázatokat Monte-Carlo szimulációs módszerrel, egy komplex modell keretében mérjük, mely a portfolióhatásokat is figyelembe veszi. A pénzügyi kockázatokat – amennyiben szükséges – megfelelő eszközök (mint swap, határidős és opciós ügyletek) segítségével fedezzük. Ez a tevékenység egy viszonylag rövidebb, 12 hónapos periódusra koncentrál. A Csoport pénzügyi és stratégiai céljaihoz kapcsolódó limiteknek való megfelelésről a felső-vezetés havi rendszerességgel kap tájékoztatást.

Az elfogadható szint fölötti működési kockázatok áthárítása a Biztosítás Menedzsment feladata. A biztosítások kötése a működési kockázatok kezelésének egyik legfontosabb eszköze. A legjelentősebb biztosítás típusok a következők: vagyonkár, üzemszünet, felelősség és kútkitörés. A biztosítási üzlet sajátosságaiból következően a biztosítások menedzsmentje éves ciklusokba rendeződik (mivel a legtöbb biztosítási program éves megújítású). Miután a biztosítások kötése csoportszinten (MOL, Slovnaft, TVK) egy közös biztosítási program keretében zajlik, a MOL Csoport számottevő szinergiahatásokat tud elérni.

Az Üzletfolytonosság Menedzsment (BCM) a váratlan működési fennakadásokra történő felkészülés folyamata. Az üzletfolytonossági tervek, krízismenedzsment-folyamatok és más kockázat-ellenőrző programok (mint például rendszeres műszaki felülvizsgálatok) kiemelten fontosak az olyan üzletágakban, ahol a működési kockázatok – a tevékenység alapját képező kémiai és fizikai folyamatok következtében – jelentősek; és a MOL Csoport tevékenysége túlnyomórészt ilyen. Így a biztonságra és felkészültségre való törekvéseinknek megfelelően 2007-ben a Kockázatkezelés folytatta a BCM módszertanának kiterjesztését az összes magas működési kockázattal rendelkező divízióra.

Könyvvizsgálók

A MOL Csoport könyvvizsgálatát 2007. és 2006. években az Ernst and Young végezte, kivéve az orosz ZMB vegyesvállalat, valamint a Fedorovsky kutatási projekt vállalata vonatkozásában, amelyek könyvvizsgálója a Deloitte & Touche, illetve a PricewaterhouseCoopers voltak.

A könyvvizsgálati szerződés keretében az Ernst & Young auditálja a 2000. évi C törvény (Számviteli törvény) szerint készített egyedi éves beszámolókat, a MOL Nyrt. közbenső mérlegeit, valamint a Nemzetközi Pénzügyi Beszámolási Standardok (IFRS, korábban IAS) szerint készült konszolidált éves beszámolót. Az említett pénzügyi kimutatások vizsgálata a magyar Nemzeti Könyvvizsgálati Standardok, a Nemzetközi Könyvvizsgálati Standardok (ISA), valamint a Számviteli Törvény és a könyvvizsgálatra vonatkozó egyéb törvények és jogszabályok alapján került végrehajtásra. A könyvvizsgálók a könyvvizsgálati munka folyamatosságát rendszeres helyszíni munkavégzéssel, illetve a MOL fő testületi ülésein történő részvétellel és egyéb konzultációs formákon keresztül biztosítják. A könyvvizsgálók ezenkívül negyedévente áttekintik a tőzsdei gyorsjelentést, bár teljes könyvvizsgálatot nem végeznek, és így nem bocsátanak ki könyvvizsgálói jelentést sem ezekről.

Az Ernst & Young egyéb szolgáltatásokat is nyújtott a MOL Nyrt-nek. A könyvvizsgálók részére 2007-ben illetve 2006-ban kifizetett díjak a következők voltak (millió Ft):

A könyvvizsgálóknak kifizetett díjak (millió Ft)	2007	2006
MOL Nyrt. könyvvizsgálatának díja (beleértve a közbenső mérlegek vizsgálatát)	177	185
Leányvállalatok könyvvizsgálatának díja	380	315
Egyéb nem-audit szolgáltatások	79	52
Adótanácsadói szolgáltatások	16	34
Összesen	**648**	**586**

Az egyéb nem-audit szolgáltatások mind 2007-ben, mind 2006-ban a MOL számára végzett átvilágítási projektekhez kapcsolódtak.

Az Igazgatóság véleménye szerint az Ernst & Young által a fenti jogcímeken nyújtott szolgáltatások nem veszélyeztetik a könyvvizsgálói függetlenséget.

Kapcsolat a részvényesekkel, bennfentes kereskedelem

Az Igazgatóság tudatában van annak, hogy a testület felelős a MOL Csoport eredményeiért és teljesítményeiért, teljes működéséért, tisztában van a részvényesek elvárásaival, és mindent megtesz annak érdekében, hogy azoknak a társaság működtetése megfeleljen. Folyamatosan elemezi és értékeli a működési környezetet és a cégcsoport teljesítményét, hogy a részvényesek elvárásai maximálisan teljesüljenek.

A részvényesekkel történő kapcsolattartás hivatalos csatornái az éves jelentés, valamint a Budapesti Értéktőzsdén és a Varsói Értéktőzsdén keresztül közzétett negyedéves gyorsjelentések és egyéb bejelentések. A rendszeres és soronkívüli bejelentéseket a társaság megjelenteti a PSZÁF közzétételi, valamint saját honlapján is. Emellett a részvényesek tájékoztatást kapnak az üzletmenetről, az eredményekről és a stratégiáról az éves rendes közgyűlésen, valamint a rendkívüli közgyűléseken. Rendszeres befektetői körutakat szervezünk az Egyesült Államok, Kanada, az Egyesült Királyság és Európa nagyvárosaiba a befektetők – a részvénytulajdonosok és a letéti igazolások (DR) birtokosainak – tájékoztatására. A befektetők év közben is megkereshetik a MOL Nyrt-t kérdéseikkel, a közgyűléseken felvethetnek kérdéseket és javaslatokat tehetnek. A befektetők visszajelzéseiről az Igazgatóság rendszeresen tájékoztatást kap.

2007-ben a MOL 15 befektetői körút vagy konferencia keretében (3 az Egyesült Államokban, 12 Európában) több mint 200 találkozón vett részt jelenlegi vagy lehetséges befektetőkkel.

A MOL Befektetői Kapcsolatok szervezete felelős a fenti tevékenységek összefogásáért és a részvényesekkel történő napi kapcsolattartásért (Elérhetőség a „Részvényesi Információk" fejezetben az éves jelentés végén található). További információ a MOL honlapján (www.molgroup.hu) is elérhető, ahol egy külön fejezet foglalkozik a részvényeseket és a pénzügyi világ tagjait érintő kérdésekkel.

A MOL-csoport elkötelezett a nyilvános kereskedelemben forgó értékpapírok tisztességes kereskedelme mellett. Azon országok többségében, ahol a MOL-csoportnak érdekeltségei vannak, az értékpapírokkal való bennfentes kereskedelmet a büntetőjog szigorúan tiltja. Emiatt nemcsak a vonatkozó jogszabályok betartását várjuk el munkatársainktól, hanem azt is, hogy a látszatát is kerüljék el az értékpapírokkal való bennfentes kereskedelemnek.

A MOL-csoport munkavállalóival szembeni elvárás, hogy

• ne vásároljanak és ne adjanak el MOL- vagy egyéb vállalati részvényeket, ha bennfentes információ van birtokukban.

• ne adjanak ki bennfentes információt a MOL-csoporthoz nem tartozó személyeknek, kivéve, ha erre írásos felhatalmazásuk van.
• még a MOL-csoport munkavállalóinak körén belül is legyen óvatosak a bennfentes információk megosztásával, információkat csak engedély birtokában és a munkavégzéshez szükséges mértékben adjanak át.
• megvédjék a bennfentes információkat azok véletlenszerű nyilvánosságra kerülésétől.

Részvényesi jogok gyakorlása, közgyűlési részvétel

A közgyűlésen minden részvényes a tulajdonában levő részvények szavazati súlya alapján gyakorolhatja szavazati jogát. Minden "A" sorozatú részvény 1 szavazatra jogosít, és attól függően, hogy a közgyűlésen résztvevő részvényesek hány részvényt regisztrálnak, alakul ki, hogy egy részvénynek ténylegesen mekkora szavazati ereje van.

A közgyűlés elsődleges feltétele a részvénykönyvi bejegyzés. A bejegyzésről a dematerializált részvények letétkezelését végző befektetési szolgáltató köteles a részvényes kérése alapján gondoskodni, a mindenkori közgyűlési meghívónkban közzétett feltételek szerint. Alapszabályunk 8.6 pontja értelmében "A részvénykönyvbe való bejegyzéskor a bejegyzést kérő köteles nyilatkozni arról, hogy ő maga vagy ő maga és a vele azonos csoporthoz tartozó részvényes, amint ezt a 10.1.1. és 10.1.2. pontok tartalmazzák, azon részvényekkel együtt, amelyek vonatkozásában a bejegyzést kéri, tulajdonában tartja-e a Társaság részvényeinek legalább 2%-át." Az előző mondatban írtak fennállása esetén a bejegyzést kérő köteles bejelenteni a részvényesi csoport összetételét a 10.1.1. és 10.1.2. pontokban írtakat figyelembe véve.

Társaságunk Alapszabályának 10.1.1 pontja szerint: "Egy részvényes vagy részvényesi csoport (meghatározását lásd alább) sem gyakorolhatja a szavazati jogok több, mint 10%-át, kivéve a Magyar Államot, az ÁPV Rt.-t, annak bármely jogutódját, a Magyar Állam nevében tulajdonosi jogokat gyakorló más magyar szervet és a Társaság megbízásából a Társaság részvényeit vagy azokat megtestesítő értékpapírokat kezelő letéteményest és értékpapír-kezelőt (ez utóbbiakat csak annyiban kivéve, amennyiben a náluk letétbe helyezett részvényekhez és értékpapírokhoz kapcsolódó részvényesi jogokat végső fokon gyakorló személy vagy személyek nem esnek az alábbi korlátozások alá).

A közgyűlési részvétel feltételeit társaságunk közgyűlési hirdetményeiben teszi közzé. A közgyűlési hirdetményeket társaságunk alapszabálya szerint a társaság honlapján teszi közzé. Az évi rendes közgyűléseket társaságunk a jelenlegi törvényi szabályozás alapján jellemzően április végén tartja.

Az évi rendes közgyűlés az Igazgatóságnak a Felügyelő Bizottság által jóváhagyott javaslatára dönt abban a kérdésben, hogy az adózott eredmény mely része legyen a vállalkozásba visszaforgatandó, és mely része osztalékként kifizetendő. A közgyűlés döntése alapján a Társaság, a részvényeseket megillető osztalékot nem pénzbeli vagyoni értékű juttatásként is teljesítheti.

Az osztalékfizetés kezdő időpontját az Igazgatóság határozza meg úgy, hogy az erre vonatkozó közlemény első megjelenése és az osztalékfizetés kezdő napja között legalább 10 munkanapnak kell eltelnie. Osztalékra az a részvényes jogosult, aki az Igazgatóság által meghatározott és az osztalékfizetésre vonatkozó közleményben meghirdetett fordulónapon lefolytatott tulajdonosi megfeleltetés alapján a részvénykönyvben szerepel. Az Igazgatóság által meghatározott, az osztalékfizetésre való jogosultság szempontjából releváns időpont az osztalékfizetésről döntő közgyűlés időpontjától eltérhet.

FT Nyilatkozat a Felelős Társaságirányítási Ajánlásokban foglaltaknak való megfelelésről

A társaság a Felelős Társaságirányítási Jelentés részeként az alábbi táblázatok kitöltésével nyilatkozik arról, hogy a Budapesti Értéktőzsde Zrt. által kiadott Felelős Társaságirányítási Ajánlások ("FTA") meghatározott pontjaiban megfogalmazott ajánlásokat, javaslatokat saját társaságirányítási gyakorlata során milyen mértékben alkalmazta.
A táblázatok áttekintésével a piaci szereplők könnyen tájékozódhatnak arról, hogy az egyes társaságok felelős társaságirányítási gyakorlata milyen mértékben felel meg az FVA-ban foglalt bizonyos elvárásoknak, továbbá könnyen összehasonlíthatóvá teszi az egyes társaságok gyakorlatát.

Az Ajánlásoknak való megfelelés szintje

A társaság megjelöli, hogy a vonatkozó ajánlást alkalmazza-e, avagy sem, illetve nemleges válasz esetén rövid tájékoztatást ad arról, hogy milyen okok miatt nem alkalmazta az adott ajánlást.

A 1.1.1 Az igazgatóság / igazgatótanács gondoskodott arról, hogy a részvényesek a megfelelő időben hozzájussanak a jogaik gyakorlásához szükséges információkhoz.

Igen — Nem (magyarázat)

A 1.1.2 A társaság az "egy részvény - egy szavazat" elvet alkalmazza.

Igen — Nem (magyarázat)

A MOL által kibocsátott egy darab „B" részvény az Magyar Nemzeti Vagyonkezelő Zrt. tulajdonában lévő szavazatelsőbbségi részvény. A 2007. április 26-án tartott éves rendes közgyűlés által a „B" részvényhez kapcsolódó speciális jogok törlésre kerültek a szavazati korlát, a minősített többséget igénylő kérdések körének, illetve a „B" sorozatú részvényes jogainak módosításához kapcsolódó vétójog kivételével, amelynek a javasolt törlését a részvényesek minősített többsége nem támogatta. Az „A" sorozatú törzsrészvények névértéke 1.000 forint, míg a „C" sorozatú törzsrészvények névértéke 1.001 forint, de az eltérő névérték figyelembe vételével ugyanolyan jogok kapcsolódnak hozzájuk. Jelenleg az összes „C" sorozatú részvény a MOL tulajdonában van.

Az alapszabály értelmében a társaságnál egy részvényes vagy részvényesi csoport sem gyakorolhatja a szavazati jogok több, mint 10%-át, kivéve a Magyar Államot, az Magyar Nemzeti Vagyonkezelő Zrt-t, annak bármely jogutódját, a Magyar Állam nevében tulajdonosi jogokat gyakorló más magyar szervet és a Társaság megbízásából a Társaság részvényeit vagy azokat megtestesítő értékpapírokat kezelő letéteményest és értékpapír-kezelőt. E szavazati korlátozást 1995-ben a részvényesek közgyűlése fogadta el és azóta valamennyi befektető ennek tudatában vásárolt MOL részvényt.

A 1.2.8 A társaság biztosítja, hogy a tulajdonosok azonos feltételek teljesítésével vehetnek részt a társaság közgyűlésén.

Igen — Nem (magyarázat)

A 1.2.9 A társaság közgyűlési napirendi pontjai között csak olyan témák szerepelnek, melynek témáját pontosan meghatározták, leírták.

Igen — Nem (magyarázat)

A határozati javaslatokban kitértek a felügyelő bizottság javaslatára, valamint a döntés hatásainak részletes magyarázatára.

Igen — Nem (magyarázat)

A határozati javaslatokban a társaság kitért a döntések hatásainak magyarázatára. Bár a felügyelő bizottság megvizsgál minden olyan előterjesztést, amely a közgyűlés kizárólagos hatáskörébe tartozik, írásos véleményt csak az éves beszámolóhoz és az eredmény felhasználásához kapcsolódó előterjesztéshez ad.

A 1.2.10 A napirendi pontokhoz készített részvényesi észrevételeket, kiegészítéseket legkésőbb a közgyűlést két nappal megelőzően közzétették.

Igen — Nem (magyarázat)

A 1.3.8 A közgyűlés napirendi pontjaira tett észrevételeket a részvényesek legkésőbb a regisztrációval egyidejűleg megismerhették.

Igen Nem (magyarázat)

A napirendi pontokra vonatkozóan megtett írásos észrevételeket a közgyűlést két munkanappal megelőzően közzétették.

Igen Nem (magyarázat)

A 1.3.10 A vezető tisztségviselők megválasztása és visszahívása személyenként külön határozattal történt.

Igen Nem (magyarázat)

A 2.1.1 Az igazgatóság / igazgatótanács feladatai kiterjednek a 2.1.1 pontban foglaltakra.

Igen Nem (magyarázat)

A 2.3.1 Az igazgatóság / igazgatótanács előre meghatározott rendszeres gyakorisággal ülést tartott.

Igen Nem (magyarázat)

A felügyelő bizottság előre meghatározott rendszeres gyakorisággal ülést tartott.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács ügyrendje rendelkezik az előre nem tervezhető ülések lebonyolításáról, az elektronikus hírközlő eszközök útján történő döntéshozatalról.

Igen Nem (magyarázat)

A felügyelő bizottság ügyrendje rendelkezik az előre nem tervezhető ülések lebonyolításáról, az elektronikus hírközlő eszközök útján történő döntéshozatalról.

Igen Nem (magyarázat)

A 2.5.1 A társaság igazgatóságában elegendő számú független tag van az igazgatóság pártatlanságának biztosításához.

Igen Nem (magyarázat)

A 2.5.4 Az igazgatóság / igazgatótanács rendszeres időközönként (az éves FT jelentés kapcsán) a függetlenség megerősítését kérte függetlennek tartott tagjaitól.

Igen Nem (magyarázat)

A 2.5.5 A felügyelő bizottság szerv rendszeres időközönként (az éves FT jelentés kapcsán) a függetlenség megerősítését kérte függetlennek tartott tagjaitól.

Igen Nem (magyarázat)

A 2.5.7 A társaság honlapján nyilvánosságra hozta az igazgatóság / igazgatótanács és a felügyelő bizottság függetlenségével kapcsolatos irányelveit, az alkalmazott függetlenségi kritériumokat.

Igen Nem (magyarázat)

A 2.6.1 Az igazgatóság / igazgatótanács tagja tájékoztatta az igazgatóságot / igazgatótanácsot (felügyelő bizottságot / audit bizottságot), ha a társaság (vagy bármely leányvállalata) ügyletével kapcsolatban neki (vagy más közeli kapcsolatban álló személynek) jelentős személyes érdeke állt fenn.

Igen Nem (magyarázat)

A 2.6.2 A testületi és menedzsment tagok (és a velük kapcsolatban álló személyek), valamint a társaság (illetve leányvállalata) között létrejött ügyleteket a társaság általános üzleti gyakorlata szerint, de az általános üzleti gyakorlathoz képest szigorúbb átláthatósági szabályok alapján bonyolították le.

Igen Nem (magyarázat)

A 2.6.2 szerinti, az általános üzleti gyakorlattól eltérő ügyleteket és azok feltételeit elfogadtatták a felügyelő bizottsággal (audit bizottsággal).

Igen Nem (magyarázat)

A MOL gyakorlata szerint az ilyen ügyleteket az Igazgatóság fogadja el az Audit Bizottság elnökének egyidejű tájékoztatása mellett.

A 2.6.3 A testületi tag tájékoztatta a felügyelő bizottságot / audit bizottságot (jelölőbizottságot), ha nem a cégcsoporthoz tartozó társaságnál kapott testületi tagságra, menedzsment tagságra vonatkozó felkérést.

Igen Nem (magyarázat)

A testületi tagok megválasztásukkor nyilatkozatot tesznek arra vonatkozóan, hogy milyen nem a cégcsoporthoz tartozó társaságnál van testületi vagy menedzsment tagsága. Az Igazgatóság ügyrendje szerint az Igazgatóság tagja az Igazgatóságot tájékoztatja, ha nem a cégcsoporthoz tartozó társaságnál kapott testületi tagságra, menedzsment tagságra vonatkozó felkérést. A Felügyelő Bizottság elnöke állandó meghívottként vesz részt az Igazgatóság ülésein.

A 2.6.4 Az igazgatóság / igazgatótanács kialakította a társaságon belüli információáramlásra, a bennfentes információk kezelésére vonatkozó irányelveit, és felügyelte ezek betartását.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács kialakította a bennfentes személyek értékpapír kereskedésére vonatkozó irányelveit, és felügyelte ezek betartását.

Igen Nem (magyarázat)

A 2.7.1 Az igazgatóság / igazgatótanács javadalmazási irányelveket fogalmazott meg az igazgatóság / igazgatótanács, a felügyelő bizottság és a menedzsment munkájának értékelésére és javadalmazására vonatkozóan.

Igen Nem (magyarázat)

A felügyelő bizottság véleményezte a javadalmazási irányelveket.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács és a felügyelő bizottság javadalmazására vonatkozó elveket és azok változásait a közgyűlés külön napirendi pontban hagyta jóvá.

Igen Nem (magyarázat)

A 2.7.2. Az igazgatóság / igazgatótanács az adott üzleti év vonatkozásában értékelte saját munkáját.

Igen Nem (magyarázat)

Az Igazgatóság formálisan kétévente értékeli saját munkáját, de folyamatosan áttekinti éves tevékenységét.

A felügyelő bizottság az adott üzleti év vonatkozásában értékelte saját munkáját.

Igen Nem (magyarázat)

A Felügyelő Bizottság folyamatosan áttekinti éves tevékenységét. Továbbá a Felügyelő Bizottság jelentése egy általános értékelést tartalmaz a bizottság munkájáról.

A 2.7.3 Az igazgatóság / igazgatótanács hatáskörébe tartozik a menedzsment teljesítményének ellenőrzése és javadalmazásának megállapítása.

Igen Nem (magyarázat)

A menedzsment tagokat illető, a szokásostól eltérő juttatások kereteit és ezek változásait a közgyűlés külön napirendi pontban hagyta jóvá.

Igen Nem (magyarázat)

A 2.7.4 A részvény alapú javadalmazási konstrukciók elveit a közgyűlés jóváhagyta.

Igen Nem (magyarázat)

A részvény alapú javadalmazási konstrukciókkal kapcsolatos közgyűlési döntést megelőzően a részvényesek részletes tájékoztatást kaptak (legalább a 2.7.4 pontban foglaltak szerint)

Igen Nem (magyarázat)

A 2.7.7 A társaság a Javadalmazási nyilatkozatot elkészítette, és a közgyűlés elé terjesztette.

Igen Nem (magyarázat)

A társaság az éves jelentés társaságirányításról szóló fejezetében részletes ismertetést ad az igazgatóság, a felügyelő bizottság és a menedzsment javadalmazási rendszerének alapelveiről.

A Javadalmazási nyilatkozat tartalmazza az igazgatóság / igazgatótanács, a felügyelő bizottság, és a menedzsment egyes tagjainak díjazását.

Igen Nem (magyarázat)

A társaság az éves jelentés társaságirányításról szóló fejezetében részletes ismertetést ad az Igazgatóság, a Felügyelő Bizottság és a menedzsment javadalmazási rendszerének alapelveiről, továbbá a beszámoló részeként ismerteti a kulcspozícióban lévő felső- és középvezetés részére történő juttatások teljes összegét.

A 2.8.1 Az igazgatóság / igazgatótanács, vagy az általa működtetett bizottság felelős a társaság teljes kockázatkezelésének felügyeletéért és irányításáért.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács meghatározott rendszerességgel tájékozódik a kockázatkezelési eljárások hatékonyságáról.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács megtette a szükséges lépéseket a főbb kockázati területek azonosítása érdekében.

Igen Nem (magyarázat)

A 2.8.3 Az igazgatóság / igazgatótanács megfogalmazta a belső kontrollok rendszerével kapcsolatos elveket.

Igen Nem (magyarázat)

A belső kontrollok menedzsment által kialakított rendszere biztosítja a társaság tevékenységét érintő kockázatok kezelését, a társaság célkitűzéseinek elérését.

Igen Nem (magyarázat)

A 2.8.4 A belső kontrollok rendszerének kialakításánál az igazgatóság / igazgatótanács figyelembe vette a 2.8.4 pontokban szereplő szempontokat.

Igen Nem (magyarázat)

A 2.8.5 A menedzsment feladata és felelőssége a belső kontrollok rendszerének kialakítása és fenntartása

Igen Nem (magyarázat)

A 2.8.6 A társaság kialakított egy független belső ellenőrzési funkciót, mely az audit bizottságnak tartozik beszámolási kötelezettséggel.

Igen Nem (magyarázat)

A belső audit csoport legalább egyszer beszámolt az audit bizottságnak a kockázatkezelés, a belső kontroll mechanizmusok és a társaságirányítási funkciók működéséről.

Igen Nem (magyarázat)

A 2.8.7 A belső ellenőrzési tevékenységet az audit bizottság megbízása alapján a belső ellenőrzés hajtja végre.

Igen Nem (magyarázat)

A belső audit a Pénzügyi és Kockázatkezelési Bizottságnak számol be, az Audit Bizottság haladéktalan tájékoztatása mellett. Az Audit Bizottság a gazdasági társaságokról szóló törvényben előírt feladatokat végzi.

A belső ellenőrzés szervezetileg elkülönül az operatív vezetést végző menedzsmenttől.

Igen Nem (magyarázat)

A 2.8.8 A belső audit tervet az audit bizottság javaslata alapján az igazgatóság / igazgatótanács (felügyelő bizottság) hagyta jóvá.

Igen Nem (magyarázat)

A 2.8.9 Az igazgatóság / igazgatótanács elkészítette jelentését a részvényesek számára a belső kontrollok működéséről.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács kidolgozta a belső kontrollok működéséről készített jelentések fogadásával, feldolgozásával, és saját jelentésének elkészítésével kapcsolatos eljárásait.

Igen Nem (magyarázat)

A 2.8.11 Az igazgatóság / igazgatótanács beazonosította a belső kontrollok rendszerének lényeges hiányosságát, s felülvizsgálta és átértékelte az ezzel kapcsolatos tevékenységeket.

Igen Nem (magyarázat)

A 2.9.2 Az igazgatóság / igazgatótanács, a felügyelő bizottság és az audit bizottság minden esetben értesítést kapott arról, ha a könyvvizsgálónak adott megbízás jellegénél fogva jelentős ráfordítást jelenthet, érdekütközést idézhet elő, vagy bármilyen más módon lényeges hatással lehet az üzletmenetre.

Igen Nem (magyarázat)

A 2.9.3 Az igazgatóság / igazgatótanács tájékoztatta a felügyelő bizottságot arról, hogy a társaság működését lényegesen befolyásoló eseménnyel kapcsolatban bízta meg a könyvvizsgálatot ellátó gazdálkodó szervezetet, illetve külső szakértőt.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács határozatában előzetesen rögzítette, hogy milyen események tekinthetőek olyannak, mely jelentősen befolyásolják a társaság működését.

Igen Nem (magyarázat)

A 3.1.6 A társaság honlapján nyilvánosságra hozta az audit bizottságra, jelölőbizottságra, javadalmazási bizottságra delegált feladatokat, a bizottságok célkitűzéseit, ügyrendjét, összetételét (a tagok nevének, rövid életrajzának és kinevezése idejének feltüntetésével).

Igen Nem (magyarázat)

A 3.2.1 Az audit bizottság felügyelte a kockázatkezelés hatékonyságát, a belső kontroll rendszer működését és a belső ellenőrzés tevékenységét is.

Igen Nem (magyarázat)

A 3.2.3 Az audit bizottság pontos és részletes tájékoztatást kapott a belső ellenőr és a független könyvvizsgáló munkaprogramjáról; s megkapta a könyvvizsgáló könyvvizsgálat során feltárt problémákra vonatkozó beszámolóját.

Igen Nem (magyarázat)

A 3.2.4 Az audit bizottság az új könyvvizsgáló jelölttől bekérte a 3.2.4 szerinti feltáró nyilatkozatot.

Igen Nem (magyarázat)

A 3.3.1 A társaságnál jelölőbizottság működik.

Igen Nem (magyarázat)

A Társaságirányítási és Javadalmazási Bizottság kezeli az Igazgatóság/Felügyelő Bizottság összetételével kapcsolatos kérdéseket. Ezért a jelölőbizottságra vonatkozó további kérdéseknél a MOL a Társaságirányítási és Javadalmazási Bizottságról nyilatkozik.

A 3.3.2 A jelölőbizottság gondoskodott a személyi változások előkészítéséről.

Igen Nem (magyarázat)

A jelölőbizottság áttekintette a menedzsment tagok kiválasztására és kinevezésére vonatkozó eljárásokat.

Igen Nem (magyarázat)

A jelölőbizottság értékelte a testületi és menedzsment tagok tevékenységét.

Igen Nem (magyarázat)

A jelölőbizottság megvizsgálta a testületi tagok jelölésére vonatkozó összes olyan javaslatot, melyet a részvényesek, vagy az igazgatóság / igazgatótanács terjesztett elő.

Igen Nem (magyarázat)

A 3.4.1 A társaságnál javadalmazási bizottság működik.

Igen Nem (magyarázat)

A javadalmazási bizottság feladatait a Társaságirányítási és Javadalmazási Bizottság látja el. Ezért a javadalmazási bizottságra vonatkozó további kérdéseknél a MOL a Társaságirányítási és Javadalmazási Bizottságról nyilatkozik.

A 3.4.2 A javadalmazási bizottság a testületek és a menedzsment javadalmazásának rendszerére (díjazás egyéni szintje, struktúrája) tett javaslatot, illetve végzi ennek ellenőrzését.

Igen Nem (magyarázat)

A 3.4.3 A menedzsment javadalmazását a javadalmazási bizottság javaslata alapján az igazgatóság / igazgatótanács hagyta jóvá.

Igen Nem (magyarázat)

Az igazgatóság / igazgatótanács javadalmazását a javadalmazási bizottság javaslata alapján a közgyűlés hagyta jóvá.

Igen Nem (magyarázat)

A javadalmazási bizottság a részvényopciók, költségtérítések, egyéb juttatások rendszerét is ellenőrizte.

Igen Nem (magyarázat)

A 3.4.4 A javadalmazási bizottság javaslatokat fogalmazott meg a javadalmazási elvek, és az egyes személyek javadalmazására vonatkozóan.

Igen | Nem (magyarázat)

A javadalmazási bizottság áttekintette a menedzsment tagokkal kötött szerződések feltételeit.

Igen | Nem (magyarázat)

A javadalmazási bizottság ellenőrizte, hogy a társaság eleget tett-e a javadalmazási kérdéseket érintő tájékoztatási kötelezettségeknek.

Igen | Nem (magyarázat)

A 3.4.7 A javadalmazási bizottsági tagok többsége független.

Igen | Nem (magyarázat)

A 3.5.1 Az igazgatóság / igazgatótanács nyilvánosságra hozta indokait a javadalmazási és a jelölőbizottság összevonásával kapcsolatban.

Igen | Nem (magyarázat)

A MOL társaságirányítási gyakorlatát 2003 és 2007 között a Deminor Rating (később ISS Corporate Services) nemzetközi társaságirányítási tanácsadó és minősítő cég vizsgálta. A minősítő cég nem tett észrevételt a javadalmazási és a jelölőbizottsági funkciók együttes gyakorlásával kapcsolatban. Ezért az Igazgatóság nem tárgyalta a jelölő és javadalmazási feladatok szétválasztását.

A 3.5.2 Az igazgatóság / igazgatótanács végezte el a jelölő és javadalmazási bizottság feladatait, s ennek indokairól tájékoztatást adott ki.

Igen | Nem (magyarázat)

A jelölő és javadalmazási bizottság feladatait a Társaságirányítási és Javadalmazási Bizottság látta el.

A 4.1.1 Az igazgatóság / igazgatótanács a társaság nyilvánosságra hozatali irányelveiben meghatározta azokat az alapelveket és eljárásokat, amelyek biztosítják, hogy minden, a társaságot érintő, illetve a társaság értékpapírjainak árfolyamára hatást gyakorló jelentős információ pontosan, hiánytalanul és időben közzétételre kerüljön, hozzáférhető legyen.

Igen | Nem (magyarázat)

A 4.1.2 Az információ szolgáltatás során a társaság biztosította, hogy minden részvényes, piaci szereplő azonos elbánás alá esik.

Igen | Nem (magyarázat)

A 4.1.3 A társaság nyilvánosságra hozatali irányelveiben kitér az elektronikus, internetes közzététel eljárásaira.

Igen | Nem (magyarázat)

A társaság honlapját a nyilvánosságra hozatali szempontok, és a befektetők tájékoztatását szem előtt tartva alakítja ki.

Igen | Nem (magyarázat)

A 4.1.4 Az igazgatóság / igazgatótanács felmérte a nyilvánosságra hozatali folyamatok hatékonyságát.

Igen | Nem (magyarázat)

A MOL megbízása alapján egy londoni független befektetői kapcsolatok tanácsadó cég minden évben felméri a befektetők és elemzők körében, hogy a piaci szereplők mennyire értik a MOL stratégiáját, meg vannak-e elégedve a vezetés és a befektetői kapcsolatok teljesítményével, beleértve a nyilvánosságra hozatali folyamatokat is.

A 4.1.5 A társaság honlapján közzétette társasági eseménynaptárát.

Igen | Nem (magyarázat)

A 4.1.6 A társaság az éves jelentésében és honlapján tájékoztatta a nyilvánosságot stratégiai céljairól, a fő tevékenységével, üzleti etikával, az egyéb érintett felekkel kapcsolatos irányelveiről is.

Igen Nem (magyarázat)

A 4.1.8 Az igazgatóság / igazgatótanács az éves jelentésben nyilatkozott arról, hogy az éves pénzügyi kimutatások könyvvizsgálatával megbízott könyvvizsgáló gazdasági szervezet milyen jellegű, és nagyságrendű egyéb megbízást kapott a társaságtól, illetve annak leányvállalatától.

Igen Nem (magyarázat)

A 4.1.9 A társaság éves jelentésében, illetve honlapján nyilvánosságra hozza az igazgatóság / igazgatótanács, felügyelő bizottság és a menedzsment tagjainak szakmai pályafutásáról szóló információkat.

Igen Nem (magyarázat)

A 4.1.10 A társaság tájékoztatást adott az igazgatóság / igazgatótanács, felügyelő bizottság belső szervezetéről, működéséről, és az igazgatóság / igazgatótanács, menedzsment munkájának, valamint az egyes tagok értékelésekor figyelembe vett szempontokról.

Igen Nem (magyarázat)

A társaság tájékoztatást adott az Igazgatóság, Felügyelő Bizottság belső szervezetéről, működéséről, és az Igazgatóság, menedzsment munkájának értékelésekor figyelembe vett szempontokról. Ugyanakkor az egyes tagok értékelésekor figyelembevett szempontokról nem történt tájékoztatás.

A 4.1.11 A társaság az éves jelentésében, illetve honlapján a javadalmazási nyilatkozatban tájékoztatta a nyilvánosságot az alkalmazott javadalmazási irányelvekről, azon belül az igazgatóság / igazgatótanács, felügyelő bizottság és a menedzsment tagjainak díjazásáról, javadalmazásáról.

Igen Nem (magyarázat)

A társaság az éves jelentés társaságirányításról szóló fejezetében részletes ismertetést ad az igazgatóság, a felügyelő bizottság és a menedzsment javadalmazási rendszerének alapelveiről, továbbá a beszámoló részeként ismerteti a kulcspozícióban lévő felső- és középvezetés részére történő juttatások kumulált összegét.

A 4.1.12 Az igazgatóság / igazgatótanács közzétette a kockázatkezelési irányelveit, melyben kitért a belső kontrollok rendszerére, az alkalmazott kockázatkezelési alapelvekre és alapvető szabályokra, illetve a főbb kockázatok áttekintő ismertetésére.

Igen Nem (magyarázat)

A 4.1.13 A piaci szereplők tájékoztatása érdekében a társaság évente, az éves jelentés közzétételekor, nyilvánosságra hozza felelős társaságirányítással kapcsolatos jelentését.

Igen Nem (magyarázat)

A 4.1.14 A társaság honlapján nyilvánosságra hozza a bennfentes személyeknek a társaság részvényei értékpapír kereskedelmével kapcsolatos irányelveit.

Igen Nem (magyarázat)

A társaság az igazgatóság / igazgatótanács, felügyelő bizottság, és a menedzsment tagok a társaság értékpapírjaiban fennálló részesedését, illetve a részvény-alapú ösztönzési rendszerben fennálló érdekeltségét az éves jelentésben és a társaság honlapján feltüntette.

Igen Nem (magyarázat)

A 4.1.15 A társaság az éves jelentésben és a társaság honlapján közzétette az igazgatóság / igazgatótanács tagjainak és a menedzsment bármilyen harmadik féllel való kapcsolatát, amely a társaság működését befolyásolhatja.

Igen Nem (magyarázat)

Javaslatoknak való megfelelés szintje
A társaságnak meg kell adnia, hogy az FTA vonatkozó javaslatát alkalmazza-e, avagy sem (Igen / Nem).

J 1.1.3 A társaságnál befektetői kapcsolattartással foglalkozó szervezeti egység működik.

Igen Nem

J 1.2.1 A társaság közzétette honlapján a közgyűlésének lebonyolítására és a részvényes szavazati jogának gyakorlására (kitérve a meghatalmazott útján történő szavazásra) vonatkozó összefoglaló dokumentumát.

Igen Nem

J 1.2.2 A társaság alapszabálya a társaság honlapján megtekinthető

Igen Nem

J 1.2.3 A társaság honlapján a 1.2.3 pontnak megfelelő (a társasági események fordulónapjára vonatkozó) információkat közzétették.

Igen Nem

J 1.2.4 A 1.2.4 pont szerinti közgyűlésekkel kapcsolatos információkat, dokumentumokat (meghívó, előterjesztések, határozati javaslatok, határozatok, jegyzőkönyv) a társaság honlapján nyilvánosságra hozta.

Igen Nem

A közgyűlésekkel kapcsolatos információkat, dokumentumokat (meghívó, előterjesztések, határozati javaslatok, határozatok) a társaság honlapján nyilvánosságra hozta. A közgyűlési jegyzőkönyv kivonata a Budapesti Értéktőzsde honlapján (magyar nyelven) elérhető.

J 1.2.5 A társaság közgyűlését úgy tartotta meg, hogy azzal lehetővé tette a részvényesek minél nagyobb számban való megjelenését.

Igen Nem

J 1.2.6 A társaság a kézhezvételt követő öt napon belül, az eredeti közgyűlési meghívó közzétételével megegyező módon közzétette a napirendi pontok kiegészítését.

Igen Nem

J 1.2.7 A társaság által alkalmazott szavazási eljárás biztosította a tulajdonosok döntésének egyértelmű, világos és gyors meghatározását.

Igen Nem

J 1.2.11 A társaság a részvényesek kérésére elektronikusan is továbbította a közgyűléshez kapcsolódó információkat.

Igen Nem

J 1.3.1 A közgyűlés elnökének személyét a társaság közgyűlése a napirendi pontok érdemi tárgyalása előtt elfogadta.

Igen Nem

J 1.3.2 Az igazgatóság / igazgatótanács és a felügyelő bizottság a közgyűlésen képviseltette magát.

Igen Nem

J 1.3.3 A társaság alapszabálya lehetőséget ad arra, hogy a társaság közgyűlésein az igazgatóság / igazgatótanács elnökének, vagy a társaság részvényeseinek kezdeményezésére harmadik személy is meghívást kapjon, s a közgyűlésen a kapcsolódó napirend megtárgyalásakor hozzászólási és véleményezési jogot kapjon.

Igen Nem

J 1.3.4 A társaság nem korlátozta a közgyűlésen résztvevő tulajdonosok felvilágosítást kérő, észrevétel tételi és indítványozási jogát, és ahhoz semmilyen előfeltételt nem támasztott.

Igen Nem

A társaság a törvényi kereteken túlmenő feltételeket nem támasztott.

J 1.3.5 A társaság honlapján három napon belül közzétette azokra a kérdésekre vonatkozó válaszait, melyeket a közgyűlésen nem tudott kielégítően megválaszolni. A társaság közzétette magyarázatát a válaszok megtagadására vonatkozóan.

Igen Nem

J 1.3.6 A közgyűlés elnöke és a társaság biztosította, hogy a közgyűlésen felmerülő kérdésekre történő válaszadással a törvényi, valamint tőzsdei előírásokban megfogalmazott tájékoztatási, nyilvánosságra hozatali elvek ne sérüljenek, illetve azok betartásra kerüljenek.

Igen Nem

J 1.3.7 A közgyűlési döntésekről a társaság sajtóközleményt jelentetett meg, illetve sajtótájékoztatót tartott.

Igen Nem

J 1.3.11 Az egyes alapszabály módosításokról a társaság közgyűlése külön határozatokkal döntött.

Igen Nem

J 1.3.12 A társaság a határozatokat, valamint a határozati javaslatok ismertetését, illetve a határozati javaslatokkal kapcsolatos lényeges kérdéseket és válaszokat is tartalmazó közgyűlési jegyzőkönyvét a közgyűlést követő 30 napon belül közzétette.

Igen Nem

A közgyűlési jegyzőkönyv kivonatát a társaság 42 nappal a közgyűlés után a Budapesti Értéktőzsde honlapján (magyar nyelven) közzétette.

J 1.4.1 A társaság 10 munkanapon belül kifizette azon részvényesei számára az osztalékot, akik ehhez minden szükséges információt, illetve dokumentumot megadtak.

Igen Nem

A társaság az osztalékfizetés kezdőnapján kifizeti az osztalékot azon részvényesei számára, akik ehhez minden szükséges információt, illetve dokumentumot megadtak. Ezt követően minden hónapban egy alkalommal fizeti ki az osztalékot a megfelelő dokumentumokat benyújtó részvényeseinek.

J 1.4.2 A társaság nyilvánosságra hozta az ellene irányuló felvásárlást megakadályozó megoldásokkal kapcsolatos irányelveit.

Igen Nem

J 2.1.2 Az igazgatóság / igazgatótanács ügyrendje tartalmazza az igazgatóság / igazgatótanács felépítését, az ülések előkészítésével, lebonyolításával és a határozatok megfogalmazásával kapcsolatos teendőket és egyéb, az igazgatóság / igazgatótanács működését érintő kérdéseket.

Igen Nem

J 2.2.1 A felügyelő bizottság ügyrendjében és munkatervében részletezi a bizottság működését és feladatait, valamint azokat az ügyintézési szabályokat és folyamatokat is, amelyek szerint a felügyelő bizottság eljárt.

Igen Nem

J 2.3.2 A testületi tagok az adott testületi ülést legalább öt nappal megelőzően hozzáfértek az adott ülés előterjesztéseihez.

<u>Igen</u> Nem

J 2.3.3 Az ügyrendben szabályozásra kerül a nem testületi tagok testületi ülésen való rendszeres, illetve eseti részvétele.

Igen <u>Nem</u>

Az Igazgatóság ügyrendjében ez a kérdés szabályozásra került.

J 2.4.1 Az igazgatóság / igazgatótanács tagjainak megválasztása átlátható módon történt, a jelöltekre vonatkozó információk legalább öt nappal a közgyűlést megelőzően nyilvánosságra kerültek.

<u>Igen</u> Nem

J 2.4.2 A testületek összetétele, létszáma megfelel a 2.4.2 pontban meghatározott elveknek.

<u>Igen</u> Nem

J 2.4.3 A társaság bevezető programjában az újonnan választott nem-operatív testületi tagok megismerhették a társaság felépítését, működését, illetve a testületi tagként jelentkező feladataikat.

<u>Igen</u> Nem

J 2.5.2 Az elnöki és vezérigazgatói hatáskörök megosztását a társaság alapdokumentumaiban rögzítették.

<u>Igen</u> Nem

J 2.5.3 A társaság tájékoztatást tett közzé arról, hogy az elnöki és vezérigazgatói tisztség kombinálása esetén milyen eszközökkel biztosítja azt, hogy az igazgatóság / igazgatótanács objektívan értékeli a menedzsment tevékenységét.

Igen <u>Nem</u>

J 2.5.6 A társaság felügyelő bizottságának nincs olyan tagja, aki a jelölését megelőző három évben a társaság igazgatóságában, illetve menedzsmentjében tisztséget töltött be.

<u>Igen</u> Nem

J 2.7.5 Az igazgatóság / igazgatótanács, a felügyelő bizottság és a menedzsment javadalmazási rendszerének kialakítása a társaság, és ezen keresztül a részvényesek stratégiai érdekeit szolgálja.

<u>Igen</u> Nem

J 2.7.6 A társaság felügyelő bizottsági tagok esetében fix összegű javadalmazást alkalmaz, s nem alkalmaz részvényárfolyamhoz kötött javadalmazási elemet.

<u>Igen</u> Nem

J 2.8.2 Az igazgatóság / igazgatótanács a kockázatkezelési alapelveket és alapvető szabályokat a menedzsment azon tagjaival együttműködve dolgozta ki, akik a kockázatkezelési folyamatok megtervezéséért, működtetéséért, ellenőrzéséért, valamint a társaság napi működésébe történő beépítéséért felelősek.

<u>Igen</u> Nem

J 2.8.10 A belső kontrollok rendszerének értékelésénél az igazgatóság / igazgatótanács figyelembe vette a 2.8.10 pontban foglalt szempontokat.

<u>Igen</u> Nem

J 2.8.12 A társaság könyvvizsgálója felmérte és értékelte a társaság kockázatkezelési rendszereit, valamint a menedzsment kockázatkezelési tevékenységét, s erre vonatkozó jelentését benyújtotta az audit bizottságnak.

Igen Nem

A társaság könyvvizsgálója folyamatos tájékoztatást kap a kockázatkezelési rendszerről és a kockázatkezelési tevékenységről és figyelemmel kíséri annak működését. Az audit munka során az audit saját céljaira áttekinti a kockázatkezelési rendszert és a kockázatkezelési tevékenység hatékonyságát, de az elvégzett munkáról külső feleknek (pl. Audit Bizottság) jelentést nem ad ki.

J 2.9.1 Az igazgatóság / igazgatótanács, a felügyelő bizottság és a bizottságok ügyrendje kitér a külső tanácsadó szolgáltatásainak igénybevétele esetén követendő eljárásra.

Igen Nem

J 2.9.4 Az igazgatóság / igazgatótanács a közgyűlési napirendi pontokat megtárgyaló üléseire tanácskozási joggal meghívhatja a társaság könyvvizsgálóját.

Igen Nem

J 2.9.5 A társaság belső ellenőrzése együttműködött a könyvvizsgálóval a könyvvizsgálat eredményes végrehajtása érdekében.

Igen Nem

J 3.1.2 Az audit bizottság, jelölőbizottság, javadalmazási bizottság (illetve a társaságnál működő egyéb bizottságok) elnöke rendszeresen tájékoztatja az igazgatóságot / igazgatótanácsot a vonatkozó bizottságok egyes üléseiről, és a bizottságok legalább egy jelentést készítettek az ügyvezető testületnek, illetve a felügyelő bizottságnak az adott üzleti évben.

Igen Nem

J 3.1.4 A társaság bizottságai olyan tagokból állnak fel, akik megfelelő képességgel, szakértelemmel és tapasztalattal rendelkeznek feladataik ellátásához.

Igen Nem

J 3.1.5 A társaságnál működő bizottságok ügyrendje tartalmazza a 3.1.5 pontba foglaltakat.

Igen Nem

J 3.2.2 Az audit bizottság tagjai teljes körű tájékoztatást kaptak a társaság számviteli, pénzügyi és működési sajátosságairól.

Igen Nem

J 3.3.3 A jelölőbizottság legalább egy értékelést készített az igazgatóság / igazgatótanács elnöke számára az igazgatóság / igazgatótanács működéséről, illetve az igazgatóság / igazgatótanács egyes tagjainak munkájáról, megfeleléséről az adott üzleti évben.

Igen Nem

Készült értékelés az Igazgatóság munkájáról. Az Igazgatóság egyes tagjainak munkájáról 2007-ben nem készült értékelés.

J 3.3.4 A jelölőbizottság tagjainak többsége független.

Igen Nem

J 3.3.5 A jelölőbizottság ügyrendje kitér a 3.3.5 pontban foglaltakra.

Igen Nem

J 3.4.5 A javadalmazási bizottság gondoskodott a javadalmazási nyilatkozat elkészítéséről.

Igen Nem

A társaság az éves jelentés társaságirányításról szóló fejezetében részletes ismertetést ad az igazgatóság, a felügyelő bizottság és a menedzsment javadalmazási rendszerének alapelveiről, továbbá

a beszámoló részeként ismerteti a kulcspozícióban lévő felső- és középvezetés részére történő juttatások kumulált összegét.

J 3.4.6 A javadalmazási bizottság kizárólagosan az igazgatóság / igazgatótanács nem-operatív tagjaiból áll.

Igen Nem

J 4.1.4 A társaság nyilvánosságra hozatali irányelvei legalább az 4.1.4 pontban foglaltakra kiterjednek.

Igen Nem

Az igazgatóság / igazgatótanács a nyilvánossági folyamatok hatékonyságára vonatkozó vizsgálatának eredményéről az éves jelentésben tájékoztatta a részvényeseket.

Igen Nem

J 4.1.7 A társaság pénzügyi kimutatásait az IFRS elveknek megfelelően készíti el.

Igen Nem

J 4.1.16 A társaság angol nyelven is elkészíti és nyilvánosságra hozza tájékoztatásait.

Igen Nem

2. NAPIRENDI PONT

A könyvvizsgáló 2008. üzleti évre történő megválasztása, díjazásának és a megkötendő szerződés lényeges elemeinek meghatározása

A társaság Igazgatósága az Ernst & Young 2007. évi teljesítménye, illetve a 2008-as könyvvizsgálói feladatok ellátására vonatkozó kötelező érvényű árajánlatának kiértékelése alapján javasolja a további együttműködést az Ernst & Young-gal a 2008-as gazdasági évben.

Határozati javaslat

Az Audit Bizottság javasolja a Közgyűlésnek az Ernst & Young Könyvvizsgáló Kft. (1132 Budapest, Váci út 20.), ezen belül Szilágyi Judit (bejegyzési szám: MKVK-001368), akadályoztatása esetén Bartha Zsuzsanna (bejegyzési szám: MKVK-005268) megválasztását a MOL Nyrt. független könyvvizsgálójának a 2008. gazdasági évre, a 2009-ben tartandó éves rendes közgyűlésig, azaz legkésőbb 2009. április 30-ig. Az Audit Bizottság a könyvvizsgáló díjazását a MOL Nyrt. könyvvizsgálatáért a 2008. gazdasági évre 90,64 MFt + ÁFA összegben javasolja megállapítani.

A fentieken túl a könyvvizsgálóval kötendő szerződés lényeges elemeinek tartalmát az alábbiakban határozza meg:

- a szerződés tárgya:

  A MOL Nyrt. 2008. üzleti évének könyvvizsgálata, könyvvizsgálói tevékenységének ellátása, így különösen a 2008. évre vonatkozó, a számvitelről szóló 2000. évi C. törvény, illetve annak mindenkor hatályos rendelkezései („Számviteli törvény") szerint készült éves beszámolójának könyvvizsgálata, illetve a MOL Csoport 2008. üzleti évre vonatkozó, Nemzetközi Pénzügyi Beszámolási Standardok (IFRS) előírásai szerint összeállított konszolidált éves beszámolójának könyvvizsgálata.

- számlázás és díjfizetés:

  A könyvvizsgáló díjazásának kifizetése12 egyenlő havi részletben történik, amiről számlát az auditor a tárgyhót követő hónap 5.-ig nyújthat be, és amit a MOL Nyrt. a kézhezvételtől számított 30 napon belül egyenlít ki.

- a szerződés hatálya:

  2008. április 23-től a 2008. üzleti évet lezáró rendes éves közgyűlés napjáig, legkésőbb 2009. április 30-ig tart.

- Egyebekben az Ernst & Young Könyvvizsgáló Kft. könyvvizsgálati szerződésekre vonatkozó általános szerződési feltételei az irányadók.

3. NAPIRENDI PONT

Az Igazgatóság felhatalmazása saját részvény vásárlására

Háttér, a jelenlegi helyzet értékelése

A Társaság 2007. április 26-án megtartott közgyűlése által az Igazgatóság részére saját részvények vásárlására adott felhatalmazás érvényessége 2008. október végén lejár. Az Igazgatóság új felhatalmazást kér a közgyűléstől a saját részvény vásárlásra a közgyűlés idejétől 2009. októberig tartó időszakra.

A MOL stratégiájában az eladósodottsági mutató (nettó hitelállomány per a nettó hitelállomány és az összes saját tőke) optimális szintjét 30% körül határozta meg. A kedvező eredmények és az akvizíciókban bekövetkezett csúszás miatt azonban tőkeszerkezetünk hatékonysága romlott, és 2007. március végén a nettó betétesi pozíció a nettó adósság és az összes saját tőke összegéhez viszonyítva 14,7%-ot tett ki. A tőkeszerkezet optimalizálása céljából a társaság saját részvény vásárlási programot kezdett. Ez volt a leggyorsabb módja annak, hogy a részvényeseknek készpénzt juttassunk vissza. A 2007 és 2008 évi saját részvény vásárlások hatására a MOL eladósodottsági mutatója visszatért az optimális szintre.

A MOL Igazgatósága meg kívánja hosszabbítani a felhatalmazást további részvények vásárlására a következő okokból:

- Hogy megvédje a részvényeseket egy esetleges piacra zúduló nagyobb részvénycsomag negatív következményeitől. 2005-ben az ÁPV Rt-től megvásárolt részvényblokkhoz hasonlóan, a Társaságnak képesnek kell lennie nagyobb részvénycsomagok megvételére.
- Akvizíciós fizetőeszközként, mint azt a Slovnaft esetében és stratégiai partnerségek kialakítására az Oman Oil Company-val kötött stratégiai partnerséghez hasonlóan lehessen a saját részvényeket felhasználni.
- Hogy képes legyen a nyereséggel lehívható (in the money) opciós jogait gyakorolni
- Hogy megőrizhesse flexibilitását további tőkeszerkezet optimalizálásra és esetleges részvény bevonásra.

Határozati javaslat

Az igazgatóság javasolja a 2008-as éves rendes közgyűlésnek a társaság igazgatóságának saját részvény vásárlásra történő felhatalmazását - a 2007. április 26-i közgyűlés 7. számú határozatának egyidejű hatályon kívül helyezésével - az alábbiak szerint:

- A saját részvények megszerzésének célja:
  - a MOL Nyrt. stratégiai céljai megvalósításának elősegítése, így különösen akvizíciós tranzakciók során a saját részvények fizetési eszközként való felhasználása, vagy
  - a részvényalapú ösztönzési rendszerek működtetése, vagy
  - a tőkeszerkezet optimalizálási eszközök körének bővítése a forgalomban levő részvények vásárlása (és esetleges későbbi bevonása) útján, vagy
  - a szóba jöhető részvényjellegű vagy hibrid finanszírozási instrumentumok alkalmazásának megkönnyítése.
- A saját részvény megszerzésének módja: a saját részvény megszerzésére sor kerülhet visszterhesen és ellenérték nélkül, tőzsdei és nyilvános ajánlat útján, vagy amennyiben jogszabály nem zárja ki, tőzsdén kívüli forgalomban is.
- A felhatalmazás a MOL Nyrt. által kibocsátott valamennyi fajtájú és névértékű részvényeinek megszerzésére jogosít.
- A felhatalmazás alapján megszerezhető részvények mennyisége (száma): a részvénytársaság tulajdonában lévő saját részvények együttes névértékének összege egy időpontban sem haladhatja meg a mindenkori alaptőke huszonöt százalékát.
- A felhatalmazás időtartama a közgyűlési döntés napjától számított 18 hónap.

Ha a részvény megszerzésére visszterhes módon kerül sor, az egy részvényért kifizethető ellenérték legalacsonyabb összege 1 Ft,- a legmagasabb összege nem haladhatja meg a tranzakció napján megkötött ügyletek árai vagy az azt megelőző 90 tőzsdei kereskedési nap forgalommal súlyozott napi átlagárai vagy a saját részvények megszerzésének alapjául szolgáló szerződés (így különösen adásvételi, vételi jogi vagy egyéb biztosítéki szerződés) megkötésének napját megelőző 90 tőzsdei kereskedési nap súlyozott tőzsdei átlagára közül a legmagasabbat.

4. NAPIRENDI PONT

Igazgatósági tagok választása

A Társaság 11 tagú Igazgatóságának tagjai közül 4 tagnak tagnak (Hernádi Zsolt, Mosonyi György, Iain Paterson, dr. Horváth Gábor) e tisztségre vonatkozó megbízatása 2009. február 24-én lejár, ezért külön közgyűlés tartása nélkül indokolt, hogy az igazgatósági tagok megválasztására (újraválasztására) a 2008. április 23-i évi rendes közgyűlésen sor kerüljön.

Igazgatósági tagokra javaslat:

Hernádi Zsolt, Mosonyi György, Iain Paterson, dr. Horváth Gábor urak esetében az Igazgatóság javasolja újraválasztásukat 2009. február 25. napjától kezdődően 2014. február 24-ig terjedő időtartamra.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a MOL Nyrt. Igazgatóságának tagjává válassza meg Hernádi Zsolt urat 2009. február 25. napjától kezdődően 2014. február 24-ig terjedő időtartamra.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a MOL Nyrt. Igazgatóságának tagjává válassza meg Mosonyi György urat 2009. február 25. napjától kezdődően 2014. február 24-ig terjedő időtartamra.
A közgyűlés a Gt. 25. § (1) bekezdése szerint járuljon hozzá Mosonyi György úr Slovnaft a.s.-ben betöltött FB tagságához.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a MOL Nyrt. Igazgatóságának tagjává válassza meg Iain Paterson urat 2009. február 25. napjától kezdődően 2014. február 24-ig terjedő időtartamra.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a MOL Nyrt. Igazgatóságának tagjává válassza meg dr. Horváth Gábor urat 2009. február 25. napjától kezdődően 2014. február 24-ig terjedő időtartamra.

Az Igazgatóság javasolja a Közgyűlésnek Mulham Basheer Abdullah Al Jarf úr Igazgatósági taggá választását a közgyűlés berekesztését követő naptól kezdődően 2013. április 22. napjáig terjedő időtartamra.

Mulham úr (38) széleskörű szakmai tapasztalattal rendelkezik mind az Upstream mind a Dowsntream ágazatokban, továbbá igen jelentős helyismerettel rendelkezik a Közel-Keleten és Közép Ázsiában, ami segítheti a MOL-t a nemzetközi növekedési stratégiájának megvalósításában. Közép Ázsia és a Közel-Kelet az egyik kiemelt fontosságú célterületünk, így Mulham úr széleskörű ismerete és szerteágazó üzleti kapcsolatai jelentősen javítják ezekben a régiókban a MOL növekedési lehetőségeit az Upstream, a Downstream és a Gáz üzletek számára közvetlenül és partnerségeken keresztül egyaránt.

Mulham úr 2004-óta az Oman Oil Company vezérigazgató helyettese. A következő vállalatok igazgatóságának tagja: Sohar Aluminium (Oman), GS EPS Energy South Korea, Oman Arab Bank, Oman Polypropylene Co., Oman Oil Marketing Co., Oman Trading International, Sohar Refinery Co. Az Oman Gas Company-nál, az ománi Olaj- és gázipari Minisztériumnál és Telekommunikációs vállalatnál szerzett munka tapasztalatot. Az Egyesült Államokban szerzett nemzetközi üzleti és pénzügyi diplomát, valamint az Angol és Walesi Ügyvédi Kamara tagja.

Határozati javaslat

Az Igazgatóság javasolja a Közgyűlésnek, hogy a MOL Nyrt. Igazgatósági tagjának válassza meg Mulham Basheer Abdullah Al Jarf urat a közgyűlés berekesztését követő naptól kezdődően 2013. április 22. napjáig terjedő időtartamra.

A közgyűlés a Gt. 25. § (1) bekezdése szerint járuljon hozzá Mulham Basheer Abdullah Al Jarf Sohar Aluminium (Oman), GS EPS Energy South Korea, Oman Arab Bank, Oman Polypropylene Co., Oman Oil Marketing Co., Oman Trading International Limited-Dubai, Sohar Refinery Co. társaságoknál betöltött Igazgatósági tagságához.

5. NAPIRENDI PONT

Az Igazgatósági tagok díjazásának megállapítása, valamint az Igazgatóság tagjait - a Társaság eredményességének függvényében - megillető javadalmazási rendszer jóváhagyása

Az egységesség és a transzparencia érdekében az Igazgatósági tagok juttatási rendszerét a következőkben javasoljuk megállapítani:
A juttatási rendszer 2 elemből áll:
- éves díjazás
- a Társaság eredményességétől függő, ún. hozzáadott értéken alapuló javadalmazási rendszer.

1. Éves díjazás

Határozati javaslat
A Felügyelő bizottság javasolja a közgyűlésnek, hogy az Igazgatóság tagjainak éves díjazását az alábbiak szerint állapítsa meg:

Az Igazgatósági tagok 2009. január 1-től kezdődően – a naptári évre vonatkozóan az igazgatósági tisztségük betöltésével időarányos mértékben - az alább meghatározott nettó összegű díjazásban részesülnek az éves rendes közgyűlést követően:

a.	Igazgatósági tagok esetében:	25 000 EUR /év,
b.	Bizottsági elnökök esetében:	31 250 EUR /év

Azt az Igazgatósági tagot, aki nem a Magyar Köztársaság állampolgára és rendszerint Magyarországon kívül tartózkodik, és akinek az üléseken való részvételhez Magyarországra kell utaznia, évente maximum 15 alkalommal 1 500 EUR (bruttó) illeti meg minden olyan igazgatósági, illetve az igazgatóság mellett működő bizottsági ülés után, amelyen részt vesz.

Az Igazgatósági tagokat megillető éves díjazás végrehajtását a Társaság Felügyelő Bizottsága ellenőrzi.

2. A *Társaság eredményességétől függő, ún. hozzáadott értéken* alapuló javadalmazási rendszer

A MOL Nyrt. Alapszabályának 12.2. p) pontjának rendelkezése alapján a közgyűlés kizárólagos hatáskörébe tartozik „a Felügyelő Bizottság javaslata alapján az Igazgatóság tagjait – a Társaság eredményességének függvényében – megillető javadalmazási rendszer jóváhagyása.

Az Igazgatóság tagjainak hosszú távú díjazásáról (átváltható kötvényprogram) a közgyűlés korábban döntött (a 2003. szeptember 1-i közgyűlés 73. és 74. sz. határozatával). A kötvényprogram 5 éves futamideje 2008-ban véget ér.

Az Igazgatóság tagjainak további ösztönzése céljából javasolt egy olyan hozzáadott értéken alapuló ösztönzési rendszer bevezetése, amely az eredményesség hosszú távú, fenntartható növelését jutalmazza a „hozzáadott érték" metodológia alapján, ezáltal biztosítja azt, hogy az ösztönzési rendszerben résztvevők érdekei egybeessenek a MOL Nyrt. részvényeseinek érdekeivel. A hozzáadott értékre épülő ösztönzési rendszer elősegíti a résztvevők elkötelezettségének növekedését, és a résztvevőket abszolút hozzáadott érték növelésben teszi érdekeltté azáltal, hogy a résztvevők javadalmazását a megtermelt többlet értéktől teszi függővé.

Határozati javaslat

A Felügyelő Bizottság javasolja a közgyűlésnek, hogy az Igazgatóság tagjait megillető - a Társaság eredményességének függvényében megállapított, - ún. hozzáadott értéken alapuló javadalmazási rendszerét az alábbiak szerint hagyja jóvá:

a) A hozzáadott értéken alapuló ösztönzési program módszertana és célja

Az Igazgatósági tagok – a Társasági eredményességének függvényében megállapított – éves juttatása a hozzáadott érték metodológia alapján kerül meghatározásra. A hozzáadott érték egy meghatározott viszonyítási alapon: a befektetett tőke költségén felül keletkező eredményt ismeri el. A juttatás két összetevőből áll: egy abszolút (csak az adott év teljesítményét honoráló) és egy növekmény (az adott év teljesítményét az előző évek viszonylatában értékelő) részből. Ez a metodológia tehát az igazgatósági tagokat a részvényesi érték hosszú távú, fenntartható növeléséért jutalmazza.

b) A hozzáadott érték meghatározása

A hozzáadott érték a Befektetett tőke (saját tőke és hosszú lejáratú hitelek) költségén felül keletkező eredményt ismeri el az alábbiak szerint:

Befektetett tőke költségén felüli hozzáadott érték = NOPAT – Befektetett tőke * Befektetett tőke költsége,

ahol

NOPAT = Üzleti tevékenység eredménye adóval korrigálva (azaz az IFRS szerinti konszolidált eredmény-kimutatásban publikált adott évi „Üzleti tevékenység eredménye" * (1-Effektív adókulcs))

melyben

Effektív adókulcs = az IFRS szerinti konszolidált mérlegben publikált adott évi „Társasági adó” / az adott évi „Adózás előtti eredmény”

Befektetett tőke = az IFRS szerinti konszolidált mérlegben publikált adott évi nyitó és adott évi záró „Összes saját tőke” + „Összes hosszú lejáratú kötelezettség” – „Céltartalékok várható kötelezettségekre” + „Hosszú lejáratú hitelek rövid lejáratú része” állományok összegének számtani átlaga.

Befektetett tőke költsége = [Saját tőke / (Saját tőke + Idegen tőke)] * Saját tőke költsége + [Idegen tőke / (Saját tőke + Idegen tőke)] * Idegen tőke költsége * (1 – Effektív adókulcs)

melynek évenkénti, kifizetés előtti meghatározása a j) pontban foglaltak szerint történik, auditori felülvizsgálattal és jóváhagyással.

c) A tárgyévi teljesítés értékelése az igazgatósági tagok esetében

Egy igazgatósági tagra jutó juttatás = 50% * Abszolút tag + 50% * Növekmény tag, de minimum 0

ahol

Abszolút tag = Befektetett tőke költségén felüli hozzáadott érték * 0,1 %, de minimum 0

Növekmény tag = [Befektetett tőke költségén felüli hozzáadott érték (tárgyév) – Átlagos befektetett tőke költségén felüli hozzáadott érték (tárgyévet megelőző 3 év)] * 0,25 %, de minimum 0
ahol

Átlagos befektetett tőke költségén felüli hozzáadott érték (tárgyévet megelőző 3 év) = [Befektetett tőke költségén felüli hozzáadott érték (tárgyév – 3 év) + Befektetett tőke költségén felüli hozzáadott érték (tárgyév – 2 év) + Befektetett tőke költségén felüli hozzáadott érték (tárgyév – 1 év)] / 3.

d) A hozzáadott értékből az igazgatósági tagok részesedése

i. Igazgatósági tagok esetében: c) pontban meghatározott egy igazgatósági tagra jutó juttatás
ii. Elnök esetében: az igazgatósági tagra jutó juttatás 40%-kal növelt összege. Amennyiben az Elnöki tisztséget nem külsős igazgató tölti be, akkor az Elnököt megillető mértékű juttatás a külső igazgató alelnököt illeti meg.

e) A kifizetés meghatározása:

A kifizetés a c) pontban részletezettek alapján nettó módon kerül meghatározásra. Az ösztönzési rendszerhez kapcsolódó adó- és járulékkövetkezményeket a magyar adó- és járulékszabályokkal, valamint a kettős adóztatás elkerüléséről és a szociális biztonságról szóló egyezmények/megállapodások stb. rendelkezéseinek figyelembe vételével kell megállapítani.

f) A kifizetés pénzneme

A juttatás magyar forintban kerül megállapításra, ugyanis a csoport beszámolási pénzneme is forint. Amennyiben a csoport beszámolási pénzneme megváltozik, akkor a juttatás kifizetésének a pénzneme automatikusan megváltozik.
g) A kifizetés időzítése

A juttatás kifizetése legkésőbb az éves rendes közgyűlést követő 2. hónap 5. munkanapjáig történik (a kifizetés napja). A kifizetés feltétele: a tárgyévi auditált éves beszámoló közgyűlés általi elfogadása.
Amennyiben a jogosultság a tárgyévben vagy a tárgyévet követően a kifizetés napja előtt szűnik meg, az ösztönző kifizetése ezekben az esetekben is a kifizetés napján történik.
A jogosult halála esetén az ösztönző összege a jogerős hagyatéki végzésben megállapított törvényes örökös(ök) részére kerül kifizetésre legkorábban a kifizetés napján.

h) A jogosultság meghatározása

A jogosultsági időszak az ösztönzésre irányuló évben jan. 1-től dec. 31-ig, igazgatósági tagként eltöltött idő, naptári napokkal számolva.

i) A végrehajtás ellenőrzése
Az Igazgatósági tagokat megillető hozzáadott értéken alapuló ösztönzési rendszer végrehajtását a Társaság Felügyelő Bizottsága ellenőrzi.

j) További definíciók
Az ösztönzési programban használandó Befektetett tőke költsége évente, a tárgyévi auditált beszámoló közgyűlés általi elfogadását követően kerül meghatározásra a tárgyévre vonatkozóan, melyhez auditori felülvizsgálat és jóváhagyás szükséges. Az előző évi értékhez képest értéke akkor kerül módosításra, ha jelentős piaci folyamatok vagy Társasági események 0.5%pontnyi vagy annál nagyobb változást eredményeznének. A Befektetett tőke költség értéke felülvizsgálat után 0.25% pontokra kerekítve használandó.

Definíciók:

Befektetett tőke költsége = [Saját tőke / (Saját tőke + Idegen tőke)] * Saját tőke költsége + [Idegen tőke / (Saját tőke + Idegen tőke)] * Idegen tőke költsége * (1 – Effektív adókulcs)

ahol

Saját tőke költsége = Kockázatmentes hozam + Béta * Piaci kockázati prémium

A saját tőke költsége a részvényesek által elvárt hozamot kifejező %-os érték. Számítása a fenti CAPM metodológia (Tőkepiaci árfolyamok elmélete) alapján történik, ahol

Kockázatmentes hozam = az adott év (napi értékekből számított) átlagos 10 éves magyar állampapír hozama.

Béta = a Társaság befektetők által megítélt, piaci portfolióhoz viszonyított kockázatosságának mérőszáma. Számítása a MOL Nyrt. által a divíziókra külön-külön történik (a divíziókhoz hasonló tevékenységet folytató, kellően nagyszámú nyilvánosan kereskedett vállalat hosszú távú piaci árfolyamaiból), melyek eszközarányos súlyozása adja a Társaság bétáját.

Piaci kockázati prémium = a piaci portfolió elvárt többlethozama a Kockázatmentes hozam felett. Részvényindexek többlethozama alapján, közgazdasági szakirodalom figyelembe vételével kerül meghatározásra a MOL Nyrt. által.

Idegen tőke költsége = Kockázatmentes hozam + a Társaság hosszú lejáratú hiteleinek átlagos felára

6. NAPIRENDI PONT

Az Igazgatóság Magyar Energia Hivatal által - a földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján - első alkalommal jelölt tagjának választása

A földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján a megfelelő szakmai képesítéssel, gyakorlattal rendelkező MEH által jelölt személy jogosult részt venni az ország földgázellátásának biztonsága szempontjából stratégiai jelentőségű gazdasági társaság ügyvezetésében.
A MEH által első alkalommal jelölt személyt a gazdasági társaság legfőbb szerve **köteles** a jelölést követő első ülésén az igazgatóság tagjává választani. A megválasztott igazgatósági tag szavazati joggal nem rendelkezik, az igazgatóság ülésén kizárólag tanácskozási joggal vesz részt. A határozatképesség, ill. az igazgatóság létszámának számításánál e személyt figyelmen kívül kell hagyni. A delegált igazgatósági tag képviseleti joggal nem rendelkezik.
Az igazgatósági ülésekre a napirendi pont megküldésével kell meghívni.
Az igazgatósági üléseken képviselt álláspontját önállóan alakíthatja ki, így álláspontja, tevékenysége nem minősül a MEH álláspontjának.
A delegált tag tevékenységéről, és az igazgatósági üléseken a közellátás biztonságát érintő kérdésekben képviselt álláspontjáról köteles a Hivatalt rendszeresen tájékoztatni, valamint tevékenységét a kijelölés visszavonásáig ellátni.
Írásban jelezni köteles az igazgatóság részére, ha a meghozott döntés álláspontja szerint energetikai/földgázipari jogszabályba ütközik, vagy egyébként sérti az ország energiapolitikájának elveit.
A delegált igazgatósági tag a társasági szervek döntéseiért felelősséggel nem tartozik.

A MEH első alkalommal erre a tisztségre a MOL Nyrt. tekintetében dr. Dávid Gyulát jelölte.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a földgázellátásról szóló 2003. évi XLII. törvény (továbbiakban: GET) 4/A. §-ában foglalt rendelkezés alapján, a MEH első alkalommal történő jelölésének megfelelően a MOL Nyrt. Igazgatóságának tagjává válassza meg dr. Dávid Gyula urat 2008. április 23-tól kezdődően a kijelölés visszavonásáig vagy a jogszabályi kötelezettség megszűnéséig terjedő időtartamra azzal, hogy a megválasztott igazgatósági tag kizárólag a GET-ben meghatározott jogállással rendelkezik.

7. NAPIRENDI PONT

A Felügyelő Bizottság Magyar Energia Hivatal által - a földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján - első alkalommal jelölt tagjának választása

A földgázellátásról szóló 2003. évi XLII. törvény 4/A. §-ában foglalt rendelkezés alapján a megfelelő szakmai képesítéssel, gyakorlattal rendelkező MEH által jelölt személy jogosult részt venni az ország földgázellátásának biztonsága szempontjából stratégiai jelentőségű gazdasági társaság működésének ellenőrzésében.
A MEH által első alkalommal jelölt személyt a gazdasági társaság legfőbb szerve **köteles** a jelölést követő első ülésén a Felügyelő Bizottság tagjává választani. A megválasztott Felügyelő bizottsági tag szavazati joggal nem rendelkezik, a Felügyelő Bizottság ülésén kizárólag tanácskozási joggal vesz részt. A határozatképesség, ill. a Felügyelő Bizottság létszámának számításánál e személyt figyelmen kívül kell hagyni. A delegált Felügyelő bizottsági tag képviseleti joggal nem rendelkezik. A Felügyelő bizottsági ülésekre a napirendi pont megküldésével kell meghívni.
A Felügyelő bizottsági üléseken képviselt álláspontját önállóan alakíthatja ki, így álláspontja, tevékenysége nem minősül a MEH álláspontjának.
A delegált tag tevékenységéről, és a Felügyelő bizottsági üléseken a közellátás biztonságát érintő kérdésekben képviselt álláspontjáról köteles a Hivatalt rendszeresen tájékoztatni, valamint tevékenységét a kijelölés visszavonásáig ellátni.
Írásban jelezni köteles a Felügyelő Bizottság részére, ha a meghozott döntés álláspontja szerint energetikai/földgázipari jogszabályba ütközik, vagy egyébként sérti az ország energiapolitikájának elveit.
A delegált Felügyelő bizottsági tag a társasági szervek döntéseiért felelősséggel nem tartozik.

A MEH első alkalommal erre a tisztségre a MOL Nyrt. tekintetében Gergely Istvánt jelölte.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a földgázellátásról szóló 2003. évi XLII. törvény (továbbiakban: GET) 4/A. §-ában foglalt rendelkezés alapján, a MEH első alkalommal történő jelölésének megfelelően a MOL Nyrt. Felügyelő Bizottságának tagjává válassza meg Gergely István urat 2008. április 23-tól kezdődően a kijelölés visszavonásáig vagy a jogszabályi kötelezettség megszűnéséig terjedő időtartamra azzal, hogy a megválasztott Felügyelő bizottsági tag kizárólag a GET-ben meghatározott jogállással rendelkezik.

8. NAPIRENDI PONT

Az Alapszabály módosítása (Alaptőke és részvények, Szavazati jog, Részvényesi csoport, Részvények átruházása, Közgyűlés, Igazgatóság, Igazgatóság összehívása és működési rendje, Alaptőke felemelése és leszállítása, Dokumentumok, Képviselet, Felügyelő Bizottság)

11. A RÉSZVÉNYEK ÁTRUHÁZÁSA

A 11.1. pont módosítása

Az Alapszabály 11.1. pontjában szereplő jogszabályi (Gt.) hivatkozás az időközben bekövetkezett jogszabályváltozások következtében nem helytálló.

Annak érdekében is, hogy a későbbi esetleges jogszabályváltozások miatt ne kelljen ismételten módosítani az Alapszabályt, javasoljuk az Alapszabály 11.1. pontjából a konkrét jogszabályi rendelkezésre történő hivatkozás törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 11.1. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva, új szövegrész vastagon szedve):

„11.1. A részvények átruházása a Gt. ~~180. § (3) bekezdése~~ **vonatkozó rendelkezései** szerint történhet. Az átruházás a Társasággal szemben csak akkor hatályos és a részvényes a Társasággal szemben részvényesi jogait csak akkor gyakorolhatja, ha a részvényest (vagy a részvényesi meghatalmazottat) az előírások szerint a részvénykönyvbe bejegyezték."

A 11.2. pont módosítása

A Gt. 202. § (9) bekezdése szerint ha a részvényes tulajdonjoga az értékpapírszámláján történt terheléssel megszűnt, az értékpapírszámla-vezető köteles e tényt a részvénykönyv vezetőjének a változástól számított két munkanapon belül bejelenteni. Ezzel szemben az Alapszabály 11.2. pontja szerint a bejelentést öt napon belül kell megtenni.

Tekintettel arra, hogy az Alapszabály a Gt. fenti rendelkezésétől nem térhet el, javasoljuk az Alapszabály 11.2. pontjának megfelelő módosítását.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 11.2. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva, új szövegrész vastagon szedve):

„11.2. Amennyiben a részvényest a részvénykönyvbe korábban bejegyezték, az értékpapírszámla-vezető, illetőleg a letétkezelő ~~öt~~ **két munka**napon belül a részvénykönyv vezetőjének bejelenteni köteles, ha a részvényes értékpapírszámláján történt terheléssel a részvényes tulajdonjoga a részvény felett megszűnt, a letétből kikerült. A bejelentés alapján a részvénykönyv vezetője haladéktalanul gondoskodik a részvényesnek a részvénykönyvből való törléséről. A törölt adatnak azonban megállapíthatónak kell maradnia."

A 12.2. pont módosítása

Az Alapszabály 12.2. pontjának m) és n) alpontjai szerint közgyűlés kizárólagos hatáskörébe tartozik a Társaság százhalombattai és tiszaújvárosi kőolajfinomítói feletti ellenőrzési jog átengedése, valamint a Társaság földgázszállítási és rendszerirányítási tevékenységet végző leányvállalatában meglévő tulajdonosi részesedésének az értékesítése, vagy a leányvállalat alaptőke-emelésének a jóváhagyása, amennyiben az értékesítés vagy az alaptőke-emelés eredményeként a Társaság tulajdonosi aránya a leányvállalatban 25% plusz 1 szavazatot biztosító tulajdonosi részesedés alá csökkenne.
Tekintettel arra, hogy a közellátás biztonsága szempontjából kiemelkedő jelentőségű vállalkozásokat érintő egyes törvények módosításáról szóló 2007. évi CXVI. törvény 1. § (2) bekezdése szerint a stratégiai jelentőségű gazdasági társaság alapvető eszközeinek átruházásához a legfőbb szerv jóváhagyó határozata szükséges, a fenti rendelkezéseknek az Alapszabályban történő külön szerepeltetése szükségtelen. Erre tekintettel javasoljuk az Alapszabály 12.2. pontja m) és n) alpontjának törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 12.2. m) és n) alpontjának törlését az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„12.2. A közgyűlés kizárólagos hatáskörébe tartozik:
[...]

m) ~~a Társaság százhalombattai és tiszaújvárosi kőolajfinomítói feletti ellenőrzési jog átengedése;.~~
n) ~~a Társaság földgázszállítási és rendszerirányítási tevékenységet végző leányvállalatában meglévő tulajdonosi részesedésének az értékesítése, vagy a leányvállalat alaptőke-emelésének a jóváhagyása, amennyiben az értékesítés vagy az alaptőke-emelés eredményeként a Társaság tulajdonosi aránya a leányvállalatban 25% plusz 1 szavazatot biztosító tulajdonosi részesedés alá csökkenne;]~~"

Az Alapszabály 12.7. pontjának módosítása

Az Alapszabály jelenleg hatályos 12.7. pontja szerint a közgyűlést Budapesten kell megtartani, közelebbi helyét, időpontját és napirendjét az Igazgatóság határozza meg. A Gt. 232. § (5) bekezdése szerint a közgyűlés helye, ha az alapszabály vagy az igazgatóság eltérően nem rendelkezik, a részvénytársaság székhelye vagy telephelye.

A fentiek alapján javasoljuk az Alapszabály 12.7. pontjának módosítását, amely szerint a közgyűlés helyének meghatározása az Igatóság hatáskörébe tartozzon.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 12.7. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„12.7. A közgyűlést ~~Budapesten kell megtartani, közelebbi~~ helyét, időpontját és napirendjét az Igazgatóság határozza meg. Ha a közgyűlés nem határozatképes, a tizenöt napon belüli időpontra összehívott második közgyűlés az eredeti napirenden szereplő ügyekben a megjelentek számára tekintet nélkül határozatképes."

Az Alapszabály 12. fejezetének módosítása a Gt. 30. § (5) bekezdésében meghatározott felmentvénnyel kapcsolatosan

A Gt. 30. § (5) bekezdése szerint az Alapszabály előírhatja, hogy a társaság közgyűlése évente tűzze napirendjére a vezető tisztségviselők előző üzleti évben végzett munkájának értékelését, és határozzon a vezető tisztségviselők részére megadható felmentvény tárgyában.
A felmentvény hatálytalanná válik, ha utólag a bíróság jogerősen megállapítja, hogy a felmentvény megadására alapul szolgáló információk valótlanok vagy hiányosak voltak.

A fentiek alapján javasoljuk az Alapszabály 12. fejezetének („Közgyűlés") a fenti felmentvény napirendre tűzését előíró rendelkezéssel való kiegészítését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 12. fejezetének az egy új, 12.12. ponttal történő kiegészítését az alábbiak szerint (új szövegrész vastagon szedve):

„12.12. Az évi rendes közgyűlés minden évben napirendjére tűzi az Igazgatóság előző üzleti évben végzett munkájának értékelését, és határoz az Igazgatóság részére megadható felmentvény tárgyában."

15. IGAZGATÓSÁG

A 15.1. pont módosítása

Az Alapszabály jelenlegi 15.1. pontja szerint az Igazgatóság kilenc-tizenegy természetes személy tagból áll. Tekintettel arra, hogy a Gt. által meghatározottaknál (3-11 fő) szigorúbb rendelkezés szükségtelen, javasoljuk a fenti rendelkezés törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 15.1. pontja második mondatának törlését az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„15.1. Az Igazgatóság a Társaság ügyvezető szerve. ~~Az Igazgatóság kilenc-tizenegy természetes személy tagból áll.~~"

A 15.3. pont módosítása

Az Alapszabály jelenlegi 15.3.1. pontja szerint az Igazgatóság határozatait egyszerű szótöbbséggel hozza, kivéve a 15.3.2. és a 15.3.3. pontban foglalt ügyleteket. A 15.3.2. és 15.3.3. pontokban foglaltak az Igazgatóság döntéshozatalának indokolatlan korlátozását jelentik. Tekintettel arra, hogy az Igazgatóság döntéshozatalának szabályait az Igazgatóság ügyrendjében indokolt rendezni, javasoljuk a 15.3.2. és 15.3.3. pontok törlését és a 15.3.1. pont megfelelő módosítását.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 15.3. pont módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva,új szövegrész vastagon szedve):

„15.3.~~1~~. Az Igazgatóság határozatait egyszerű szótöbbséggel hozza, kivéve **ha az Igazgatóság ügyrendje eltérően rendelkezik** ~~a 15.3.2. és a 15.3.3. pontban foglalt ügyleteket~~.

~~15.3.2. Az Igazgatóság határozatának érvényességéhez a 15.2. pont a.), c.), e.) és g.) pontjaiban felsorolt ügyletek esetében az egyszerű többségen felül még egy szavazat szükséges.~~

~~15.3.3. A 15.2.n.) pontban megjelölt és 17.d.) pontban meghatározott zártkörű alaptőke emelés, valamint „A" sorozatú részvények nyilvános forgalomba hozatalával megvalósuló alaptőke emelés esetén a határozat érvényességéhez az Igazgatóság legalább kilenc tagjának „igen" szavazata szükséges. A határozat kizárólag az igazgatósági tagok személyes jelenléttel történő szavazása alapján, igazgatósági ülésen hozható meg.~~"

A 15.5. pont módosítása

A 15.1. pont második mondatának törlésére való tekintettel a 15.5. pont is szükségtelen, ezért javasoljuk annak törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 15.5. pont módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„15.5. ~~Amennyiben az igazgatók száma kilenc alá csökken, közgyűlést kell összehívni új igazgatók megválasztására.~~"

17. ALAPTŐKE FELEMELÉSE ÉS LESZÁLLÍTÁSA

A 17.a.) pont módosítása

Az Alapszabály 17.a.) pontjának második mondata szerint az alaptőke leszállítása csak a részvények kicserélésével vagy lebélyegzésével történhet. Tekintettel arra, hogy a Társaság részvényei dematerializált formában kerültek előállításra, így a fenti mondat nem értelmezhető, ezért javasoljuk annak törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 17.a.) pont második mondatának törlését az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„17. AZ ALAPTŐKE FELEMELÉSE ÉS LESZÁLLÍTÁSA

a.) Az alaptőke leszállításáról jogszabály eltérő rendelkezése hiányában a közgyűlés dönt. ~~Az alaptőke leszállítása csak a részvények kicserélésével vagy lebélyegzésével történhet.~~"

18. DOKUMENTUMOK

A 18.1. pont módosítása

Az Alapszabály 18.1. pontjában szereplő jogszabályi (Gt.) hivatkozás az időközben bekövetkezett jogszabályváltozások következtében nem helytálló.

Annak érdekében is, hogy a későbbi esetleges jogszabályváltozások miatt ne kelljen ismételten módosítani az Alapszabályt, javasoljuk az Alapszabály 18.1. pontjából a konkrét jogszabályi rendelkezésre történő hivatkozás törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 18.1. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva, új szövegrész vastagon szedve):

„18.1. A közgyűlésen jelenléti ívet kell készíteni a Gt. ~~235. §-a~~ **vonatkozó rendelkezései** szerint. A jelenléti ívet a közgyűlés elnöke és a jegyzőkönyvvezető aláírásával hitelesíti."

A 18.2. pont módosítása

Az Alapszabály 18.2. pontjában szereplő jogszabályi (Gt.) hivatkozás az időközben bekövetkezett jogszabályváltozások következtében nem helytálló.

Annak érdekében is, hogy a későbbi esetleges jogszabályváltozások miatt ne kelljen ismételten módosítani az Alapszabályt, javasoljuk az Alapszabály 18.2. pontjából a konkrét jogszabályi rendelkezésre történő hivatkozás törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 18.2. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva, új szövegrész vastagon szedve):

„18.2. A közgyűlésről készült jegyzőkönyvnek tartalmaznia kell a Gt-**ben** ~~239. § ában~~ felsorolt adatokat, míg az igazgatósági ülésről készített jegyzőkönyv tartalmazza:

a.) az ülésen jelenlévő személyek nevét,
b.) az ülés lefolyását és minden meghozott határozatot, továbbá
c.) mindennemű, az Igazgatóság által hozott tisztségviselői kinevezést.

A jegyzőkönyvet a közgyűlés elnöke, valamint az ilyen ülésen jegyzőkönyvvezetőként közreműködő személy és egy erre kijelölt igazgatósági tag, továbbá egy erre megválasztott jelenlévő részvényes írja alá hitelesítőként."

20. KÉPVISELET

A 20.1. pont módosítása

Az Alapszabály 20.1. pontjában szereplő jogszabályi (Gt.) hivatkozás az időközben bekövetkezett jogszabályváltozások következtében nem helytálló.

Annak érdekében is, hogy a későbbi esetleges jogszabályváltozások miatt ne kelljen ismételten módosítani az Alapszabályt, javasoljuk az Alapszabály 20.1. pontjából a konkrét jogszabályi rendelkezésre történő hivatkozás törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 20.1. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„20.1. Az Igazgatóság - mint testület - a Társaságot a Gt. ~~39. § (1)~~ alapján általában minden ügyben és mindenkivel szemben képviseli."

A 22.2. pont módosítása

Az Alapszabály 22.2. pontjának negyedik mondata a Gt. 36. § (2) bekezdésében foglalt, az Alapszabály fenti mondatánál szigorúbb kötelező rendelkezése miatt felesleges rendelkezést tartalmaz.

Tekintettel a fentiekre, javasoljuk az Alapszabály 22.2. pont negyedik mondatának törlését.

Határozati javaslat

Az Igazgatóság javasolja a Társaság közgyűlése számára az Alapszabály 22.2. pontjának módosítását az alábbiak szerint (törölni javasolt szövegrész áthúzva):

„22.2. A Felügyelő Bizottság tagjai maguk közül elnököt választanak. A Felügyelő Bizottság ügyrendjét maga állapítja meg, amit a közgyűlés határozattal hagy jóvá. A Felügyelő Bizottság tagjai - kivéve a Központi Üzemi Tanács által jelölt munkavállalókat - nem állhatnak a Társasággal munkaviszonyban. ~~A Gt. 23. § (1) és (2) bekezdése és 25. §-a a Felügyelő Bizottság tagjaira is irányadó.~~"

9. NAPIRENDI PONT

Döntés a vezető tisztségviselők részére - a Gt. 30. § (5) bekezdése szerint - adható felmentvény tárgyában

A Gt. 30. § (5) bekezdése szerint az Alapszabály előírhatja, hogy a társaság közgyűlése évente tűzze napirendjére a vezető tisztségviselők előző üzleti évben végzett munkájának értékelését, és határozzon a vezető tisztségviselők részére megadható felmentvény tárgyában.
A felmentvény hatálytalanná válik, ha utólag a bíróság jogerősen megállapítja, hogy a felmentvény megadására alapul szolgáló információk valótlanok vagy hiányosak voltak.

A fentiek alapján amennyiben sor kerül az Alapszabály 12. fejezetének („Közgyűlés") a fenti felmentvény napirendre tűzését előíró rendelkezéssel való kiegészítésére, akkor a meghirdetett fenti, külön napirendi pont keretében már dönteni lehet a 2007. üzleti évre vonatkozó felmentvény tárgyában.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, az Alapszabály 12. 12. pontja alapján fogadja el a Igazgatóság 2007. üzleti évben végzett munkáját, és adja meg részére a - Gt. 30. § (5) bekezdése szerinti - felmentvényt.

10. NAPIRENDI PONT

Döntés az alaptőke leszállításról

Háttér, a jelenlegi helyzet elemzése

A kedvező vállalati eredmények, a fegyelmezett beruházási döntések és az akvizíciók csúszása miatt 2007. első felében a vállalat pénzeszközeinek állománya jelentősen megnövekedett, ezért az Igazgatóság tőkeoptimalizációs program elindításáról döntött. Ennek során a Társaság - élve a 2007. április 26-i éves rendes közgyűlésen saját részvény vásárlásra kapott felhatalmazással - saját részvényeket vásárolt.

Ugyanakkor 2007. június 22-én bejelentette részvényeseinek, hogy a Társaság következő közgyűlésén indítványozza a saját részvények egy részének bevonásárról szóló döntést a részvényesi hozam növelése érdekében.

Az Igazgatóság a Társaság pénzügyi rugalmasságának megőrzésére is figyelemmel a jelenlegi alaptőke kb. 5%-ának megfelelő összegű alaptőke leszállítást (részvénybevonást) javasol a részvényeseknek. A javasolt 5%-os részvénybevonás, valamint a 20,000-22,000 forintos részvényárra vetített 4% körüli osztalékhozam összesen egy 9% körüli részvényesi hozamnak felel meg, ami az egyik legmagasabbnak számít a régió olajipari cégei között.

A Gt. 315. § szerint az alaptőke leszállításáról szóló határozat érvényességéhez az is szükséges, hogy az érintett részvényosztály részvényesei az „Alapszabályban meghatározott módon a döntéshez *külön* hozzájáruljanak." Az Alapszabály 12.10 pontjának második bekezdése szerint a hozzájárulás megadásáról a részvénysorozat jelenlévő részvényesei egyszerű szótöbbséggel határoznak.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésen jelenlévő „A" sorozatú részvények tulajdonosainak, hogy az alaptőke tervezett leszállításához a Gt. 315 §-ban és az Alapszabály 12.10. pontjának második bekezdésében foglaltak szerint adják hozzájárulásukat.

Határozati javaslat

Az Igazgatóság javasolja a közgyűlésnek, hogy a Társaság jelenlegi alaptőkéjét szállítsa le az alábbiak szerint:

Az alaptőke leszállítás mértéke:
5.483.775 db "A" sorozatú, névre szóló, 1.000 Ft névértékű, dematerializált, a társaság tulajdonában lévő törzsrészvény (saját részvény) bevonásával az alaptőke **5.483.775.000 Ft-tal** 104.191.727.578 Ft-ra történő leszállítása.

Az alaptőke leszállítás oka:
A tőkeszerkezet átalakítása a részvényesi hozam növelése érdekében.

Az alaptőke leszállítás végrehajtásának módja:
Az „A" sorozatú, 1.000 Ft névértékű részvények számának 5.483.775 db-bal történő csökkentése a társaság saját tulajdonában lévő részvények bevonásával. Az alaptőke leszállítás a társaság részvényeseinek részvénytulajdonát nem érinti.

A közgyűlés felhatalmazza az Igazgatóságot az alaptőke leszállítás (részvénybevonás) végrehajtásával kapcsolatos feladatok, különösen a társasági és cégtörvényben meghatározott teendők ellátására.

Az alaptőke leszállításról szóló közgyűlési határozat, amennyiben az alaptőke leszállításra vonatkozó eljárás eredményesen zárul, egyben az alapszabály 7.2. pont bevezetőjének és a) pontjának módosítását jelenti az alábbiak szerint:

7.2. A Társaság alaptőkéje **104.191.727.578,- Ft, azaz egyszáznégymilliárd egyszázkilencvenegymillió-hétszázhuszonhétezer-ötszázhetvennyolc forint**, amely:

a.) **104.191.148** darab "A" sorozatú, névre szóló, 1.000.- forint névértékű és 578 darab "C" sorozatú, névre szóló, 1.001,- forint névértékű, 6000,- forintos áron, a részvények átvételére vonatkozó kötelezettségvállalással egyidejűleg átruházott nem pénzbeli hozzájárulás ellenében1 kibocsátott, azonos jogokat biztosító törzsrészvényből, és

A társaság 1% feletti tulajdonnal rendelkező részvényesének kérésére felvett további napirendi pont

11. NAPIRENDI PONT

„Döntés arról a részvényesi javaslatról, hogy a magyar gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján könyvvizsgáló kerüljön kijelölésre az utolsó (2007. évi) számviteli törvény szerinti beszámoló és az utolsó két év ügyvezetésében előfordult bizonyos események vizsgálata céljából."

A Társaságban a szavazatok több mint 1 %-ával rendelkező részvényesként az OMV Clearing und Treasury GmbH (továbbiakban: OMV) a gazdasági társaságokról szóló 2006. évi IV. törvény 217. § és 300. §-a alapján indítványozta a jelen napirendi pont felvételét a közgyűlés napirendjére.

A Társasági törvény 49. § (3) bekezdése alapján a részvényes jogosult kérni azt, hogy az utolsó, számviteli törvény szerinti beszámolót vagy az utolsó két év ügyvezetésében előfordult valamely eseményt könyvvizsgáló vizsgálja meg.

A Társaság Igazgatóságának álláspontja szerint az OMV határozati javaslata részben nem felel meg a Gt. 49. § (3) bekezdésében foglalt feltételeknek.

Az Igazgatóság a fentiek alapján az OMV által javasolt napirendi pont tekintetében a Gt. 49. § (3) bekezdésével összhangban az alábbi határozati javaslatokat terjeszti a közgyűlés elé:

Határozati javaslat

„A Közgyűlés könyvvizsgáló kijelölését határozza el abból a célból, hogy az megvizsgálja a Társaság utolsó (2007. évi) számviteli törvény szerinti beszámolóját a gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján, a könyvvizsgálókra és a könyvvizsgálatra vonatkozó jogszabályok által meghatározott körben és mértékben.

A könyvvizsgáló kiválasztása és a könyvvizsgálóval való szerződéskötés az Igazgatóság feladata, amely ennek során köteles jóhiszeműen eljárni annak érdekében, hogy mind a részvényesek könyvvizsgálói vizsgálatra vonatkozó jogszabályban biztosított jogának, mind a jelen határozatban foglaltaknak érvényt szerezzen.

Jelentésében a könyvvizsgálónak részletesen be kell mutatnia minden olyan tényt, amelyre véleményét alapozta. Ha ilyen tény a Társaság üzleti titkát képezi, a könyvvizsgálónak jelentésében erre vonatkozóan csak annyi információt kell szerepeltetnie (ha indokolt, rövidített formában), ami a könyvvizsgáló véleményének értelmezéséhez, továbbá az azzal kapcsolatos megalapozott véleményalkotáshoz szükséges."

Határozati javaslat

„A Közgyűlés könyvvizsgáló kijelölését határozza el abból a célból, hogy az megvizsgálja az MFB Invest Zrt-vel 2007. július 2-án kötött részvénykölcsön szerződést a gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján a könyvvizsgálókra és a könyvvizsgálatra vonatkozó jogszabályok által meghatározott körben és mértékben.

A könyvvizsgáló kiválasztása és a könyvvizsgálóval való szerződéskötés az Igazgatóság feladata, amely ennek során köteles jóhiszeműen eljárni annak érdekében, hogy mind a részvényesek könyvvizsgálói vizsgálatra vonatkozó jogszabályban biztosított jogának, mind a jelen határozatban foglaltaknak érvényt szerezzen.

Jelentésében a könyvvizsgálónak részletesen be kell mutatnia minden olyan tényt, amelyre véleményét alapozta. Ha ilyen tény a Társaság üzleti titkát képezi, a könyvvizsgálónak jelentésében erre vonatkozóan csak annyi információt kell szerepeltetnie (ha indokolt, rövidített formában), ami a könyvvizsgáló véleményének értelmezéséhez, továbbá az azzal kapcsolatos megalapozott véleményalkotáshoz szükséges."

Határozati javaslat

„A Közgyűlés könyvvizsgáló kijelölését határozza el abból a célból, hogy az megvizsgálja az OTP Bank Nyrt.-vel kötött, 2007. június 22-én nyilvánosságra hozott részvény- kölcsön szerződést a gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján a könyvvizsgálókra és a könyvvizsgálatra vonatkozó jogszabályok által meghatározott körben és mértékben.

A könyvvizsgáló kiválasztása és a könyvvizsgálóval való szerződéskötés az Igazgatóság feladata, amely ennek során köteles jóhiszeműen eljárni annak érdekében, hogy mind a részvényesek könyvvizsgálói vizsgálatra vonatkozó jogszabályban biztosított jogának, mind a jelen határozatban foglaltaknak érvényt szerezzen.

Jelentésében a könyvvizsgálónak részletesen be kell mutatnia minden olyan tényt, amelyre véleményét alapozta. Ha ilyen tény a Társaság üzleti titkát képezi, a könyvvizsgálónak jelentésében erre vonatkozóan csak annyi információt kell szerepeltetnie (ha indokolt, rövidített formában), ami a könyvvizsgáló véleményének értelmezéséhez, továbbá az azzal kapcsolatos megalapozott véleményalkotáshoz szükséges."

Határozati javaslat

„A Közgyűlés könyvvizsgáló kijelölését határozza el abból a célból, hogy az megvizsgálja a BNP Paribas SA-val 2007. december 13-án kötött opciós szerződéseket a gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján a könyvvizsgálókra és a könyvvizsgálatra vonatkozó jogszabályok által meghatározott körben és mértékben.

A könyvvizsgáló kiválasztása és a könyvvizsgálóval való szerződéskötés az Igazgatóság feladata, amely ennek során köteles jóhiszeműen eljárni annak érdekében, hogy mind a részvényesek könyvvizsgálói vizsgálatra vonatkozó jogszabályban biztosított jogának, mind a jelen határozatban foglaltaknak érvényt szerezzen.

Jelentésében a könyvvizsgálónak részletesen be kell mutatnia minden olyan tényt, amelyre véleményét alapozta. Ha ilyen tény a Társaság üzleti titkát képezi, a könyvvizsgálónak jelentésében erre vonatkozóan csak annyi információt kell szerepeltetnie (ha indokolt, rövidített formában), ami a könyvvizsgáló véleményének értelmezéséhez, továbbá az azzal kapcsolatos megalapozott véleményalkotáshoz szükséges."

Határozati javaslat

„A Közgyűlés könyvvizsgáló kijelölését határozza el abból a célból, hogy az megvizsgálja a CEZ MH BV-vel 2007. december 20-án kötött részvény-adásvételi szerződést az ahhoz kapcsolódó valamennyi kiegészítő megállapodással együtt a gazdasági társaságokról szóló törvény (2006. évi IV. törvény) 49. § (3) bekezdése alapján a könyvvizsgálókra és a könyvvizsgálatra vonatkozó jogszabályok által meghatározott körben és mértékben.

A könyvvizsgáló kiválasztása és a könyvvizsgálóval való szerződéskötés az Igazgatóság feladata, amely ennek során köteles jóhiszeműen eljárni annak érdekében, hogy mind a részvényesek könyvvizsgálói vizsgálatra vonatkozó jogszabályban biztosított jogának, mind a jelen határozatban foglaltaknak érvényt szerezzen.

Jelentésében a könyvvizsgálónak részletesen be kell mutatnia minden olyan tényt, amelyre véleményét alapozta. Ha ilyen tény a Társaság üzleti titkát képezi, a könyvvizsgálónak jelentésében erre vonatkozóan csak annyi információt kell szerepeltetnie (ha indokolt, rövidített formában), ami a könyvvizsgáló véleményének értelmezéséhez, továbbá az azzal kapcsolatos megalapozott véleményalkotáshoz szükséges."

Éves Jelentés 2007





Tartalomjegyzék


51



MOL-csoportról röviden

A MOL-csoport Közép Európa egyik vezető integrált olaj- és gázipari csoportja. Európa egyik leghatékonyabb szereplői vagyunk a kutatás-termelés, illetve a feldolgozás és kereskedelem területén az egy hordóra jutó eredményesség alapján. Valamennyi alaptevékenységünket illetően piacvezetők vagyunk Magyarországon és Szlovákiában.

Piaci kapitalizációnk 2007. év végén elérte a 15,6 milliárd USA dollárt. Részvényeinket jegyzik a Budapesti, a Luxemburgi és a Varsói Értéktőzsdén. Az értékpapírjainkkal kereskednek az Egyesült Államok OTC, illetve a londoni International Order Book rendszerekben.

Legfontosabb célunk a hosszú távon fenntartható növekedés a meglévő és új piaci lehetőségek minél teljesebb kihasználásával, a belső hatékonyság javításával, valamint dinamikus fejlesztési és terjeszkedési stratégia követésével. 2007-ben elfogadtuk organikus stratégiánkat, amely kiegészítve akvizíciós erőfeszítéseinket további növekedési lehetőséget teremt.

Főbb tevékenységeinkről röviden:

- Kutatás-termelés: hetven éves hazai tapasztalattal rendelkezünk, míg a nemzetközi kutatás-termelés üzletnek tizenöt éve vagyunk aktív szereplői. Célunk a hazai termelés optimális szinten tartása mellett egy kiegyensúlyozott nemzetközi portfolió kiépítése.
- Feldolgozás és Kereskedelem: az IES megvételével 2007-ben, három magas komplexitású, kiemelkedő termékkihozatallal rendelkező finomítóval rendelkezünk. A finomított termékek kis- és nagykereskedelmét kiterjedt olaj- és termékvezeték hálózat támogatja. Töltőállomásaink száma megközelíti az ezer darabot.
- Petrolkémiai szegmensünk Közép-Európa egyik vezető polimer előállítója, működését a Feldolgozás és Kereskedelem szegmenssel integráltan optimalizáljuk. Termékeink több mint 40 országban vannak jelen.
- A Földgáz szegmens középpontjában a kiterjedt nagynyomású gázvezeték hálózatunkon keresztüli földgázszállítás áll. Stratégiánkkal összhangban 2007-ben beléptünk a gáztárolás és kereskedelem üzletekbe, amely további növekedési lehetőségeket nyújt a társaság számára.

A Feldolgozás és Kereskedelem szegmens volt a legeredményesebb a 51%-os EBITDA hozzájárulásával 2007-ben. A Kutatás-termelés, a Petrolkémia és a Gáz üzletágak 26%, 13% illetve 10%-kal részesedtek a csoport szintű EBITDA-ból.

Kiemelt pénzügyi és üzleti adatok

Nettó árbevétel (m USD)


0
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EBITDA (m USD)*


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EPS (USD)


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ROACE (%)*


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2007**

Eladósodottság (%)*


-20%
-10%
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40%
2003
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2007

Piaci kapitalizáció (m USD)*


0
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Osztalék (HUF/részvény)


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1.000
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P2007***

MOL részvények a BÉT-en


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2006
2007
30.000
25.000
20.000
15.000
10.000
5.000
0
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6.000.000
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0
Záróár (Ft)
Forgalom (db)

*A definíciók a 215. oldalon találhatók. ** 2006-ban a gáztranzakció nyeresége nélkül, 2007-ben a TVK részvények akvizícióján elkönyvelt egyszeri nyereség és a gázüzlet eladásáért az E.ON-tól járó utólagos ármódosítás nélkül.
***A saját részvények számának és a közgyűlés jóváhagyásának függvénye.

Főbb kutatás és kitermelés adatok	**2006**	**2007**	**'07/'06 %**
Bruttó kőolaj készlet (millió hordó)*	93,0	125,1	34,5
Bruttó földgáz készlet* (millió boe)**	173,2	130,3	-24,8
Összes bruttó szénhidrogén készlet* (millió boe)**	266,2	255,4	-4,1
Átlagos kőolajtermelés (ezer hordó/nap)	53,3	50,1	-6,0
Átlagos földgáztermelés (ezer boe/nap)	49,3	40,3	-18,3
Összes szénhidrogén-termelés (ezer boe/nap)	102,6	90,4	-11,9
Főbb feldolgozás és kereskedelem adatok	**2006**	**2007**	**'07/'06 %**
Teljes kőolaj feldolgozás (kt)	15.110	16.303	7,9
Teljes kőolajtermék értékesítés*** (kt)	14.307	15.501	8,3
Gáz- és tüzelőolaj-kihozatal (%)	44,2	44,4	0,2
Benzin-kihozatal (%)	20,5	21,1	0,6
Fűtőolaj-kihozatal (%)	3,4	3,0	-0,4
Töltőállomások****	772	992	28,5
Főbb petrolkémiai adatok	**2006**	**2007**	**'07/'06 %**
Olefin értékesítés (kt)	244	277	13,5
Polimer értékesítés (kt)	1,126	1,210	7,4
Főbb földgázszállítási adatok	**2006**	**2007**	**'07/'06 %**
Magyarországi földgáz szállítás (m m^3)	17,278	14,961	-13,4
Földgáz tranzit (m m^3)	2,386	2,390	0,2

* A SEC irányelvek szerint számolt bruttó bizonyított készletadatok nem foglalják magukban a MOL arányos részesedését az INA-ból (25%) 2006-tól ** Kondenzátumokat tartalmazza *** PB és gáztermék nélkül, petrolkémiai alapanyag átadást beszámítva **** A teljesen konszolidált leányvállalatokat tartalmazza

Kiemelt pénzügyi adatok, IFRS (Mrd Ft)	**2006**	**2007**	**'07/'06 %**	**2007 USD millió**
Árbevétel	2891,1	2594	(10)	14112,9
EBITDA	542,4	496	(9)	2698,8
Üzleti eredmény	409,6	355,5	(13)	1934,2
Üzlei eredmény speciális tételek nélkül*	326,7	299,4	(8)	1629,1
Adózás előtti eredmény	377,1	344,3	(9)	1873
Anyavállalati részvényesek részesedése az eredményből	329,5	257,8	(22)	1402,6
Nettó eredmény speciális tételek nélkül*	213,7	210,4	(2)	1144,699674
Üzleti tevékenységből származó nettó pénzeszköz	529,5	315,5	(40)	1716,6
Beruházások és befektetések	187,2	363,4	94	1977,1
Egy részvényre jutó eredmény (EPS), Ft és USD	3424	3057	(11)	16,6
Sajáttőke-arányos eredmény (ROE), %	30,5	32,5	7	0
Átlagos lekötött tőkére eső megtérülés (ROACE)**, %	32,8	22,6	(31)	-
Tiszta átlagos lekötött tőkére eső megtérülés (ROACE)*, %**	27,2	18,5	(32)	-

* 2006-ban a gáztranzakció 82,9 Mrd Ft-os nyeresége és a tranzakcióban értékesített leányvállalatok (Kereskedelem és Tárolás) eredménye nélkül, 2007-ben a TVK részvények akvizícióján elkönyvelt egyszeri nyereség (14,4 Mrd Ft) nélkül; a gázüzlet eladásáért az E.ON-tól járó 44,3 Mrd Ft utólagos ármódosítás nélkül, amelyből 26,9 Mrd Ft bevétel a 2007 július-december periódus vonatkozásában 2007. IV. negyedévben kimutatásra került, melynek pénzügyi teljesítése 2008. I. negyedévben várható. **Adózott üzleti eredménnyel számolva.





Elnöki és vezérigazgatói levél

Tisztelt Részvényesek!

Pénzügyileg is sikeres évet zártunk 2007-ben, folytatva az előző két év rekordszintű eredményét. Stratégiánk sikerét igazolja kiváló működési és pénzügyi eredményünk, mellyel kiemelkedő megtérülés mellett maximálisan kihasználtuk az „Új Európa" kínálta növekedési lehetőségeket. Működésünk hatékonysága és integrált jellege kulcsszerepet játszott abban, hogy folyamatosan kedvező eredményeket értünk el. Biztosak vagyunk benne, hogy az elmúlt évekhez hasonlóan 2007-ben is meg tudtuk őrizni vezető szerepünket Európában a hatékonyság tekintetében, mind a kutatás-termelés, mind a feldolgozás és kereskedelem üzleteinkben. Sikereinket bizonyítják vállalatunk pénzügyi mutatószámai is: 2,4 milliárd dollár speciális tételek nélküli EBITDA-t értünk el, amely 19%-os egyszeri tételek nélküli ROACE-nak felel meg. A speciális tételek nélkül számított üzleti eredmény dollárban 5%-kal növekedett. A gyenge dollár kivételével az iparági környezet kedvezően alakult magas olajárakkal, kedvező kőolajtermék- és petrolkémiai árrésekkel.

Két mérföldkőnek számító stratégiai szövetség

Folytattuk stratégiánk sikeres megvalósítását, melynek keretében két kulcsfontosságú szövetséget alakítottunk ki. Megállapodást kötöttünk a vezető cseh ener-

getikai céggel, a CEZ-zel 50-50 százalékos vegyesvállalat létrehozására. A vegyesvállalat gáztüzelésű erőművek építésére fókuszál Közép- és Dél-Kelet Európa négy országában. Az első nagyobb beruházás keretében a tervek szerint egy-egy 800 MW-os kombinált ciklusú gázturbinás erőmű épül a pozsonyi és a százhalombattai finomító területén. A stratégiai együttműködés növeli finomítóink energiaintegráltságát és komplexitását. Az előállított energiamennyiség egyben lehetőséget teremt, hogy belépjünk a rendkívül vonzó energiapiacra, és ott jelentős piaci részesedést érjünk el. A stratégiai szövetség megerősítése érdekében a CEZ 7%-os részesedést vásárolt a MOL-ban.

A másik mérföldkőnek tekinthető tranzakció az omani olajipari társasággal (OOC) kötött stratégiai szövetség. Az együttműködés keretében 8%-os MOL részesedést értékesítettünk az ománi társaságnak, míg társaságunk részesedést szerez nemzetközi eszközökben, valamint készpénzt kap. Ezen felül megegyeztünk abban is, hogy a jövőben közösen veszünk részt üzletfejlesztési projektekben stratégiai partnerként mind a kutatás-termelés, mind a feldolgozás és kereskedelem üzletekben. Úgy véljük, ezek a stratégiai szövetségek segítik a MOL-t stratégiai céljai megvalósításában, és jelentős hozzáadott értéket teremtenek részvényeseinknek.

Folytatódó nemzetközi terjeszkedés a kutatás-termelés területén

Stratégiánkkal összhangban – melynek célja egy erős, koncentrált portfolió kialakítása legfontosabb piacainkon – folytattuk a földrajzi terjeszkedést. Oroszországban, Nyugat-Szibériában megvásároltuk a Matjushkinskaya mezőt, amely jelentős kutatási potenciállal rendelkezik. Ezen túlmenően két kutatási blokkot szereztünk Irak kurdisztáni régiójában, és 40% részesedést vásároltunk egy kameruni tengeri licencben (Ngosso Block). (A tranzakció még nem zárult le.) A pakisztáni Tal blokkban beléptünk a mezőfejlesztési és termelési fázisba, míg a Bajtugan mezőben megkezdtük a termelésbeállítást. Szándéknyilatkozatot írtunk alá a líbiai befektetési hatósággal (LIA), a Qatar Petroleum International-lel és az indiai ONGC-vel közös befektetések keresésére. A megszerzett kutatási és fejlesztési blokkok, és szakembereink felkészültsége jó alapot jelentenek a termelés jövőbeni növelésére. Ebben az évben sikeres volt kutatási tevékenységünk, a 16 kutatófúrásunkból nyolc szénhidrogén felfedezést eredményezett. Fajlagos szénhidrogén termelési költségünk az igen versenyképes 4,18 USD/boe szinten maradt jelezve, hogy eredményes növekedésre fókuszálunk. Sikeresen folytattuk az EOR/IOR technológiák használatát érett mezőink kihozatalának javítása érdekében.

Hatékony működés és sikeres terjeszkedés a Feldolgozás és Kereskedelem üzletben

A Csoport kedvező üzleti eredményeinek egyik meghatározó eleme, hogy sikerült megtartani finomítóink vezető hatékonyságát. Emellett jelentősen növeltük mind a termelt, mind pedig az értékesített mennyiségeket. Organikus növekedési stratégiánk részeként 2007. májusában elindítottuk hidrokrakk projektünket a Dunai Finomítóban, amely lehetővé teszi, hogy a növekvő keresletnek megfelelve 1,3 millió tonnával növeljük középpárlat kihozatalunkat.

A 2007-es esztendő nemzetközi színtéren is igen aktív volt, olyan eseményekkel, mint az IES downstream vállalat megvásárlása Olaszországban, és a Tifon üzemanyag kis- és nagykereskedelmi vállalat megszerzése Horvátországban. Az IES megvásárlásával egy új piacra lépünk be Észak-Olaszországban, amely jól kiegészíti jelenlegi horvátországi, ausztriai és szlovéniai működésünket. Az IES alapja lehet nemcsak egy erős pozíció kiépítésének a fejlett észak-olasz ipari régióban, de egyben további növekedési lehetőséget jelenthet a Mediterrán térségben és Dél-Európában. Úgy gondoljuk, tapasztalatainkat átadva tovább javíthatjuk az IES finomítói és kereskedelmi tevékenységének eredményességét. Fejlesztéseink révén növeljük a finomító teljesítményét, emellett elkötelezettek vagyunk a termékkihozatal javításában.

A Tifon megvásárlásával társaságunk 35 kedvező elhelyezkedésű, magas forgalmú töltőállomással gazdagodott Horvátországban. Ezen túlmenően a vállalatnak folyamatban van további 20 prémium töltőállomás-fejlesztési projektje, melyek várhatóan a következő két évben készülnek el. A Tifon megvétele jól mutatja elkötelezettségünket a horvát piac irányába.

Rekord eredmények a petrolkémia területén

Petrolkémiai üzletünk kiugró eredményt ért el 2007-ben a korábbi évek beruházásainak köszönhetően. Az új termelő kapacitások hatékony kihasználtságának eredményeként növelni tudtuk mind a termelést, mind az értékesítést, melyek lehetővé tették számunkra, hogy megragadjuk a kedvező iparági környezetből származó előnyöket. Jól időzített és végrehajtott akvizíciónk eredményeként a MOL-csoport tulajdoni hányada a TVK-ban 94,9%-ra növekedett további 42%-os TVK részesedésvásárlás révén.

Egyedi földrajzi helyzetünkre építve a Földgáz üzletágban

Támogattuk a Földgázszállító Zrt. kezdeményezését egy új, független regionális gázszállító vállalat létrehozására. A gázszállító eszközök új, közös tulajdonosi és menedzsment irányítás alatt történő egyesítése és egyben a gázkereskedelemtől és termeléstől való leválasztása Európa egyik leghosszabb szállító hálózatát eredményezné magasabb hatékonysággal és további növekedési lehetőséggel. Az integrált gázipari platform a fogyasztók számára magasabb szintű ellátási biztonságot jelentene.

Az MMBF Zrt. leányvállalatunk megkezdte az 1,9 milliárd m^3 kapacitású (ebből 1,2 milliárd m^3 stratégiai és 0,7 milliárd m^3 kereskedelmi kapacitás) földalatti gáztároló építésével kapcsolatos munkát. Kimerült gázmezőink további lehetőséget nyújtanak kereskedelmi célú földalatti gáztárolók kialakítására, amelyeket a növekvő gázfogyasztás tesz szükségessé.

Kitekintés

A korábban említett eredményeink jól mutatják, hogy 2007 egy igen aktív év volt a MOL számára. Megragadva mind az organikus, mind az akvizíciós lehetőségeket 2008-ban is keressük a módját, hogyan teremtsünk további értéket. A 2007-ben elért eredmények bizonyítják, hogy képesek vagyunk független stratégiánk megvalósítására. A 2007 nyarán bejelentett céljainknak megfelelően, a Dunai Finomítóban megvalósuló hidrokrakk projektnek, a kutatás-termelés mezőfejlesztéseinek, a gázüzletben megvalósuló beruházásoknak, valamint egyéb organikus projektjeinknek köszönhetően terveink szerint a csoport EBITDA 2006 és 2011 között évente átlagosan 6,5%-kal növekszik (2006. évi üzleti környezetet feltételezve) és 2011-ben 2,9 milliárd USD-t érhet el. Ahogy azt 2007 nyarán bejelentettük 40%-ra kívánjuk növelni osztalékkifizetési rátánkat (normalizált eredményt figyelembe véve) az iparági átlagnak megfelelően.

Végül, de nem utolsósorban szeretnék köszönetet mondani a vezetőség nevében munkatársaink áldozatos és odaadó munkájáért, valamint megköszönni részvényeseink, fogyasztóink és üzleti partnereink bizalmát és támogatását.



Hernádi Zsolt
elnök-vezérigazgató



Mosonyi György
vezérigazgató

Működési környezet

Élénk világgazdasági növekedés, lassulás kezdődött a fejlett gazdaságokban
A világgazdaság növekedése 2007-ben erőteljes maradt és immár negyedik éve folytatódott a kiemelkedő fellendülés. Azonban a fejlett gazdaságokban a lassulás jelei mutatkoznak, elsősorban az USA-ban, amelyet az ingatlanpiac összeomlása sújtott. Nyugat-Európa és Japán növekedése is vesztett korábbi lendületéből. Eközben viszont a fejlődő országokban, különösen Kínában tovább tart a kiugró növekedés, melyet a beruházások és a külső kereslet hajtanak. Az év második felében az Egyesült Államok jelzálogpiaci gondjai kiterjedtebb zavarokhoz, súlyos és tartós likviditási válsághoz vezettek a pénzügyi rendszerben, amely tovább fékezheti a növekedést. Az amerikai jegybank csökkentette kamatait, ami hozzájárult a dollár folytatódó gyengeségéhez.

Kínálati oldali tényezők a rekord árszint hátterében
Az olajárak folyamatosan emelkedtek a januári 50 USD/hordó szintről az év végére közel 100 USD/hordó szintre. Az olajkereslet bővülése lassú maradt, 1,2%-ot ért el, részben a rekord árakra válaszul.

A kínálati oldalnak azonban elhúzódó nehézségekkel kellett megküzdenie. Az OPEC 2006 év végén csökkentette kitermelését, és 2007 folyamán végig alacsonyabb szinten tartotta, majd csak kisebb mértékben növelte 2007 novemberétől. Tulajdonképp az éves OPEC kitermelés már 2005 óta esik. Másrészt az OPEC-en kívüli országok kínálat-növekedése elmaradt a várttól. A projektek csúsztak az erőteljes költséginfláció miatt, amit a kutatás-termelésben kialakult szűk műszaki keresztmetszetek okoztak. Az alacsony kereslet-növekedés ellenére ezek a kínálati nehézségek a készletek csökkenéséhez vezettek, melyek így a komfort-zóna alsó régiójába kerültek. Emellett a globális tartalékkapacitások továbbra is szűkösek voltak, és a geopolitikai feszültségek életben tartották a további termeléskieséstől való félelmeket. A 2006 végére bekövetkezett viszonylagos enyhülés után e fejlemények miatt jóval szorosabbá vált a kereslet-kínálat egyensúlya, amely áremelkedésekhez vezetett.

A kereslet még élesebben elvált a fejlett és fejlődő régiókban
A gazdasági növekedéshez hasonlóan az olajkereslet is szignifikánsan eltérő képet mutatott a fejlett és fejlődő országokban. A világ fejlett régióiban, melyekben a piaci árak nincsenek szabályozva, a kereslet már második éve csökkent. A fogyasztás leginkább a közlekedésen kívüli felhasználásban csökkent, de a közlekedési üzemanyagok fogyasztása is alig nőtt. Emellett folytatódott az egyesült államok-beli fogyasztói preferenciák eltolódása a kisebb fogyasztású autók irányába, amely markáns hosszú távú hatásokat vetít előre. A fejlődő országok kereslete viszont továbbra is erősen emelkedett, amely már aligha okoz meglepetést, tekintetbe véve a kiugró gazdasági növekedést, és az elterjedt, a piaci árnövekedés hatását tompító szabályozásokat, melyekhez az országok hatalmas tartalékai kellő alapot nyújtanak.

Átlagos Brent kőolajár (USD/hordó)


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A világgazdaság ellenálló képessége – próbatétel előtt

A világgazdaság láthatóan a vártnál rugalmasabban viselte a magas olajárakat. Ennek oka az előző olajárrobbanásokhoz képest megnőtt energiahatékonyság, és az olaj alacsonyabb súlya a világ elsődleges energiafelhasználásában. Mégis, a magas olajárak kockázatot jelentenek a világgazdaságra. Annál inkább, mivel úgy tűnik, hogy vége szakad az elmúlt években tapasztalt, az egész világra kiterjedt fellendülésnek. Egy recesszió bekövetkezése az Egyesült Államokban, bár nem tekinthető biztosnak, de egyáltalán nem elhanyagolható valószínűségű, mert az ingatlanpiaci zavarok visszafogják a fogyasztói kiadásokat, míg a beruházásokra a pénzügyi piaci nehézségek nyomhatják rá bélyegüket. A fő kérdés, hogy a fejlődő országok mennyire vészelhetik át a pénzügyi viszontagságokat, és a fejlett országok csökkenő keresletét. Ez kulcsfontosságú lehet az olajpiac alakulása szempontjából is.

Erőteljes növekedés Közép-Európában

Közép-Európában a növekedés erőteljes maradt, amely legfőképp az exportnak és a viszonylag erős fogyasztásnak volt köszönhető. Ez tükröződött az olaj termékek fogyasztásának növekedésében, különösen a dízel tekintetében, habár megfigyelhető volt egy kis lassulás a kereslet emelkedésében a korábbi évek rekord szintjeihez képest, amely valószínűleg a gyengébb kereskedelmi növekedésnek a következménye.

Magyarország: Lassú növekedés a költségvetési kiigazítás után

Gyorsan növekvő üzemanyag-kereslet

Magyarországon a GDP növekedés erőteljesen lassult a megszorításokat követően az erős export ellenére, amelyek elengedhetetlenül szükségesek voltak az óriási költségvetési hiány lefaragásához. A háztartások fogyasztásaikat nagyobb hitelfelvétellel egyenlítették ki. A költségvetési csomag mellékhatásaként megugrottak a fogyasztói árak, és a továbbra is érzékelhető inflációs nyomás miatt a Nemzeti Bank nem csökkenthette érdemben a kamatokat. A költségvetési helyzet enyhülése és a magas kamatok következtében a forint erősödött az euróval szemben, míg a dollár gyengesége a HUF/USD árfolyamot rég nem látott mélypontra küldte. Emiatt az üzemanyagárak 2007-ben elmaradtak az egy évvel korábbiaktól. Az alacsony gazdasági növekedés ellenére a dízelkereslet erőteljesen, míg a benziné szerényebb mértékben nőtt.

Szlovákia: Folytatódik a kiugró növekedés

Továbbra is erős dízel-kereslet

Szlovákia gazdasága még fokozni is tudta a GDP növekedés ütemét, a tavalyi, szintén kiemelkedő 8,5%-ról 2007-ben 10,4% szintre. Ennek hátterében továbbra is az erőteljes export, beruházások és háztartási fogyasztás állt. A kitűnő teljesítményhez hozzájárult a csökkenő költségvetés hiány és az alacsony infláció, melyek a 2009-es euró-bevezetéshez szükséges maastrichti kritériumok teljesítését is előremozdítják. A robusztus gazdasági növekedés miatt az üzemanyagok kereslete is erőteljesen nőtt, elsősorban a dízel fogyasztása, amely 9%-kal nőtt, míg a benzinkereslet kisebb mértékben emelkedett.



Üzleteink







Kutatás-termelés

A MOL Kutatás-termelés szegmense több mint hetven éves tapasztalattal rendelkezik a hazai szénhidrogén bányászatban, az 1990-es évek kezdetétől a külföldi tevékenységekre összpontosít, valamint jelentős hangsúlyt helyez a műszaki fejlesztésre és a korszerű kihozatali módszerekre. A kutatási tevékenység nyolc országban összesen 11 kutatási blokkra terjed ki, három országban pedig már szénhidrogén termelés is folyik. Az átlagos termelés 2007-ben 90,4 ezer boe/nap, míg az SPE szerinti P1 és P2 készlet 434,2 millió boe volt, beleértve az INA készleteinek 25%-át. Az üzlet alacsony költségszinten termel, jelentős növelt hatékonyságú termelési potenciállal rendelkezik, kiemelkedő kutatási sikereket ér el és eredményes partneri együttműködéseket hoz létre.

Főbb eredmények

- Kiemelkedő hazai kutatási eredmények, sikeres partneri együttműködések a hagyományos, illetve nem konvencionális kutatásban
- Intenzív mezőfejlesztés a korábban vásárolt orosz, illetve sikeresen megkutatott pakisztáni területeken
- Erős, kiegyensúlyozott kutatási portfolió építése jelentős növekedési potenciállal
- Első lépések a geotermikus energia kutatásban

Versenyelőnyök

A Herold Inc. által publikált globális Upstream teljesítmény értékelés szerint Európában a MOL Kutatás-termelés immár harmadik éve az egyik leghatékonyabban működő üzlet az egy hordóra számított eredményesség terén, és ennek révén kiemelkedő az átlagos lekötött tőkére eső megtérülése (ROACE). Jelentős szervezeti előnyt jelent számunkra, hogy kiemelkedő tapasztalattal rendelkezünk az érett mezők termeltetésében, képesek vagyunk a FÁK országaiban is hatékonyan tevékenykedni, valamint tapasztalataink vannak számos kormánnyal és nemzeti olajvállalattal való együttműködésben. A meglévő konvencionális és nem konvencionális szénhidrogén vagyonok a célrégióinkban versenyelőnyöket biztosítanak számunkra.

A 2007. év legfontosabb eredményei

Folytatódó erőfeszítések a hazai termelési szint fenntartására
Folyamatosan dolgozunk azon, hogy érett magyarországi mezőinken szinten tartsuk a termelést. A csökkenés mérséklésére intenzív mezőfejlesztési tevékenységet folytattunk, hogy termelésbe állítsuk az eddig még termelésbe nem állított készleteinket. Ezzel párhuzamosan EOR/IOR technológiákat alkalmazunk a kihozatal maximalizálása érdekében és vizsgáljuk ezen technológiák további, a kedvező árkörnyezetben felértékelődő alkalmazási lehetőségeit. Erőfeszítéseinknek köszönhetően a hazai termelés 63,0 ezer boe/nap volt 2007-ben. 2007-ben a magyarországi kőolajtermelés (kondenzátum termelés nélkül) 16,5 ezer boe/nap volt, amely 6,8%-os csökkenést mutat 2006-hoz viszonyítva. A földgáztermelés (nettó szárazgáz) 39,4 ezer boe/nap volt, mely 17,8%-os csökkenést mutatott 2006-hoz képest, melyből 14% a Szőreg-1 mező értékesítésének hatásaként jelentkezett.

Kiemelkedő hazai kutatási eredmények
Figyelemreméltó sikereket értünk el 2007-ben a hazai kutatásban és sikeres együttműködést folytattunk partnereinkkel. A 13 hazai kutatófúrásunkból 8 volt eredményes 2007-ben, ami 62%-os találati sikerességet jelent.

Sikeres partneri együttműködések a hagyományos kutatásban...
A Magyar Horizont Energia Kft-vel együttműködésben végeztünk el egy kutatási programot Kelet-Magyarországon, amelynek eredményeként négy gáz és kondenzátum találatot értünk el.

...és a nem konvencionális kutatásban
2007 májusában aláírtunk egy megállapodást az ExxonMobil egyik leányvállalatával, az Esso Exploration International Ltd-del, amelynek célja egy közös tanulmány készítése magyarországi medencékről, amelyek igen jelentős nem konvencionális szénhidrogén potenciállal rendelkeznek. A cél az, hogy az ExxonMobil széleskörű tapasztalataira, fejlett technológiájára és know-how-jára, valamint a MOL-nál meglévő Magyarországra vonatkozó magas szintű geológiai és olajipari operációs ismeretekre alapozva eredményes tevékenységet folytassunk. A 2007 végére elkészült tanulmány eredményei alapján folytatni kívánjuk a közös kutatási tevékenységet az ExxonMobillal. Társaságunk nyitott mindkét területen további partnerségekre.

Intenzív termelésbeállítás a korábban vásárolt orosz területeken...

A 2006-ban megszerzett Baitugan mező fejlesztését 2007-ben kezdtük meg. Fő célunk az volt, hogy megfelelő bázist hozzunk létre a későbbi termelés növekedéséhez, amely magába foglalta a meglévő művelési tervek módosítását és hatósági jóváhagyatását, továbbá a felszíni létesítmények rekonstrukcióját és a kivitelezők kiválasztását a legfontosabb munkafeladatok elvégzésére. Az év végén megkezdtük a fúrási tevékenységet két kút lemélyítésével. A 2008. évi munkaprogram jelentősebb feladatai közé egy rezervoir-geológiai célú 3D szeizmikus mérés, egy vízszintes kút fúrása, 14 meglévő kút kiferdítése és a felszíni rendszer kibővítése tartozik.

Átlagos szénhidrogén termelés (ezer boe/nap)


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Sikeresen folytatódott a RussNeft-tel a nyugat-szibériai Zapadno-Malobalik (ZMB) mezőben végzett tevékenységünk, ahol a MOL részesedése 50%. A mezőfejlesztés és olajtermelés az éves terveknek megfelelően történt; a MOL részesedése a 2007. évi olajkihozatalból elérte az 1,2 millió tonnát (8,72 millió hordó). A működő kutak száma 216.

...és a sikeresen megkutatott pakisztáni területeken

A Tal blokkban 2007-ben beléptünk a termelésbeállítási és termelési fázisba, és egymással párhuzamosan végeztünk termelésbeállítási, intenzív kutatási és lehatárolási tevékenységeket. Az ígéretes rétegvizsgálati eredmények alapján egy újabb földgáz és kondenzátum felfedezést érünk el a Tal blokk területén.

Erős, kiegyensúlyozott kutatási portfolió építése jelentős növekedési potenciállal...

2007. áprilisában 100%-os részesedést szereztünk a Matyushkinskaya Vertical LLC vállalatban, amely az Oroszország tomszki régiójában elhelyezkedő Matyuskinskaya blokk (3,231 km^2) tulajdonosa. A mező részben lehatárolt és termelésbeállított volt, ennek eredményeként az olajtermelés az akvizíció idején mért 710 hordó/nap szintről 2008. januárjára 1.300 hordó/napra emelkedett. A blokk kutatási potenciálját is igen jelentősre becsüljük (57,7 millió boe kockázattal súlyozott készlet). Céljaink szerint 2010-re a kitermelés eléri a 4.000 boe/nap szintet.

... elfogadható kockázati szint mellett

2007-ben két kutatási blokkban is részesedést szereztünk Kurdisztánban (Irak), a világ egyik leggazdagabb szénhidrogén lelőhelyén, és megállapodtunk a Tullow Oil vállalattal a Kamerun partjai mentén fekvő Ngosso Permit-ben lévő 40%-os nem operátori részesedésének megvásárlásáról.

Új nemzetközi szövetségeink

2007-ben együttműködési megállapodást írtunk alá a Qatar Petroleum International-lel, és a Líbiai Beruházási Hatósággal. Ezenkívül, 2008 elején az indiai nemzeti olajvállalattal is együttműködést hoztunk létre. Ezek a megállapodások egy szélesebb kooperáció alapjai lehetnek ezen országok jövőbeli kutatási és termelési projekjeiben.

Bruttó bizonyított készlet (millió boe)*


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* SEC irányelvek szerint az INA készletének 25%-a nélkül

Felgyorsult technológiai fejlesztés

A MOL-csoport stratégiai céljaival összhangban 2007-ben egy IOR/EOR/EGR lehetőségeket feltáró projekten dolgoztunk. A projekt keretében több mint 130 – szénhidrogén kihozatal-növelési technológia alkalmazására potenciálisan szóba jöhető – objektumot vizsgáltunk meg. A gazdasági értékelés alapján 36 egyedi projekt tervet választottunk ki a hazai többlettermelési lehetőségek kiaknázása érdekében.

A kibocsátott széndioxid gáz befogása és földalatti tárolása számunkra új technológiát és egyúttal potenciális európai uniós és globális szintű megoldást is jelenthet a széndioxid kibocsátás csökkentésére. Ezen kívül a széndioxid befogási és tárolási technológia kifejlesztése lehetővé teszi a fosszilis fűtőanyagok további alkalmazását, hosszabb időt biztosítva ezáltal a fenntartható energiaforrásokra és energia felhasználási eljárásokra történő teljes körű átállásra.

Megújuló energiák
– geotermikus energiakutatás

A magyarországi geotermikus energiakutatás társaságunk megújuló energetikai koncepciójának egyik új szegmense. Mint a magyar-izlandi-ausztrál konzorcium operátora, kútmunkálatokat és teszteléseket végeztünk el két felhagyott szénhidrogén kútban, termálvíz kitermelésre és visszasajtolásra. Az egyik kút alkalmasnak tűnik közvetlen fűtési célokat szolgáló termálvíz kitermelésére. A kísérleti projekt eredményei alapján előkészületeket tettünk két további projektre, melyek célja magyarországi geotermikus erőművek létesítése.

Kitekintés

Minden lehetőséget fel fogunk használni arra, hogy fenntartható és hosszú-távra szóló növekedést biztosítsunk Kutatás-termelés szegmensünk számára. Mindenekelőtt azt tervezzük, hogy további Upstream akvizíciókat hajtunk végre, hogy növeljük a termelési potenciálunkat és a készleteinket. Ezen túlmenően, további befektetésekkel a konvencionális kutatás és mezőfejlesztés terén, középtávú növekedést valósítunk meg. A fentiekkel párhuzamosan pedig, az ún. „szinergia területeken" (pl. EOR kihozatal-növelési technológia) nem konvencionális beruházásaink a hosszabb távú növekedést biztosítják. Továbbra is az alapvető régióinkra fókuszálunk: Közép Európa, FÁK, Közel-Kelet és Észak-Afrika, meglévő kapacitásaink bázisán, de más területeken adódó lehetőségek iránt is nyitottak maradunk.

Kiegyensúlyozott kutatás-termelési portfolió



■ MOL
■ INA
■ Kezdeményezett partnerségek



Feldolgozás és Kereskedelem

2007-ben a Feldolgozás és Kereskedelem kiemelkedő jövedelmezőségét a három magas komplexitású finomítónk (Dunai Finomító: Nelson-komplexitásindex: 10,6; Pozsonyi Finomító: 11,5, IES Mantova 8,4), az ellátási lánc menedzsment által vezérelt működés, a kiváló minőségű termékek és szolgáltatások és a mindennapi gyakorlatba beépült fenntarthatósági elvek segítették. A kimagasló kiskereskedelmi jövedelmezőség az érett piacokon történő hatékony mikropiaci árazásnak, a fogyasztóknak nyújtott értékek folyamatos fejlesztésének és a működési költségek racionalizálásának köszönhető.

Azontúl, hogy sikerült kihasználnunk a rendelkezésre álló kiváló eszközeinket és piacaink kedvező földrajzi adottságait 2007-ben két downstream vállalatot vásároltunk; az olaszországi IES Mantova-t és a horvátországi Tifon-t. Továbbá nagyszabású finomítói projektet indítottunk, hogy rugalmasabbá tegyük a gázolaj-termelést és hogy növeljük a desztillációs kapacitást és a késleltetett kokszoló kapacitását. Az IES és a Tifon vállalatok megvásárlása valamint az erős organikus növekedés több mint 200 eladási ponttal közel 1000 töltőállomásra növelte kiskereskedelmi hálózatunkat.

Főbb események

- Az IES akvizíciója és integrációjának megkezdése
- A hidrokrakk projekt elfogadása és elindítása a Dunai Finomítóban
- Stratégiai szövetség kialakítása a CEZ cseh energetikai társasággal gáztüzelésű erőművek építésére
- A prémium márkának tekinthető Tifon üzemanyag kis- és nagykereskedelmi társaság megvásárlása, amely nagy növekedési potenciállal rendelkezik a horvát kiskereskedelmi piacon
- Bioetanol tartalmú motorbenzin értékesítés megkezdése minden értékesítési csatornán, valamint a biogázolaj-értékesítés elindulása 2008. január 1-től Magyarországon
- A régió egyik legnagyobb biokomponens termelő üzemének megalapítása a szlovákiai Leopoldovban, a MOL komáromi üzemének szomszédságában

Motorbenzin, gáz-és tüzelőolaj értékesítés (kt)


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Versenyelőnyök

Független kutatások szerint finomítóink nyereségessége a legmagasabbak közé tartozik Európában, melyhez hozzájárul a kedvező termékösszetétel, különösen a kiemelkedő minőségű motorikus üzemanyagok magas aránya. A kimagasló termékminőségnek, a bioüzemanyagok korai bevezetésének és a hatékony kereskedelmi hálózatnak köszönhetően megtartottuk erős pozíciónkat elsődleges piacainkon, Magyarországon és Szlovákiában.

A folyamatos finomítói fejlesztések révén üzemanyagaink 2005 óta megfelelnek az Európai Unió 2009-es minőségi elvárásainak. Ez lehetővé teszi számunkra regionális piaci részesedésünk megtartását, valamint hogy termékeink sikeresen alkalmazkodni tudjanak a változó piaci elvárásokhoz. A gáz-és tüzelőolaj értékesítés növekedése meghaladta a benzin értékesítés bővülését, a finomítóink rugalmasságának és az integrált ellátási lánc optimalizációjának köszönhetően.

A 2007. év legfontosabb eredményei

Hidrokrakk projekt a dízeltermelés növelése érdekében

Az Európai Unió finomítói számára egyre nagyobb kihívást jelent a dízelüzemanyagok iránti növekvő kereslet és a benzineladás csökkenése miatti egyensúlyhiány. Kihasználva kereskedelmi lehetőségeinket, valamint a finomító fejlesztésében és működtetésében szerzett tapasztalatainkat sikeresen megragadhatjuk a dízel iránti keresletnövekedés jelentette lehetőségeket a Dunai Finomító konverziós kapacitásának (hidrokrakk) további fejlesztése révén. A tervezett beruházások további 1,3 millió tonna éves középpárlat (kerozin, gázolaj, tüzelőolaj) hozamot eredményeznek az alábbi három lépés hatására. Az éves nyersolajfeldolgozás-kapacitást 1,3 millió tonnával növeljük felújítások és kapacitásbővítések által annak

érdekében, hogy nagyobb mennyiségű REB típusú kőolajat tudjunk feldolgozni a csökkenő hazai kitermelés pótlásaként. Az új 1,5 millió tonna éves kapacitású VGO hidrokrakk üzem építése révén a finomító konverziós szintje tovább növekszik. Ezen túlmenően a jelenlegi késleltetett kokszoló üzem éves kapacitását 300 kt-val fogjuk bővíteni. A beruházás teljes költsége 300 millió euróra tehető, az indulás 2010 végére várható.

A IES megvásárlása – új finomító Olaszországban

Társaságunk a magántulajdonban lévő olajfinomító és értékesítő vállalat, az Italiana Energia e Servici (IES) felvásárlásával belépett egy új európai piacra. A 600 alkalmazottat foglalkoztató IES tulajdonában áll a 8,4 Nelson



komplexitású, 2,6 millió tonna éves kapacitású Mantovai finomító és egy 176 töltőállomásból álló kiskereskedelmi lánc, amelyből 30 a közvetlen tulajdonában van. A társaság működési területe határos a jelenlegi kulcsterületeinkkel Horvátországban, Ausztriában és Szlovéniában. Ez lehetőséget teremt a számunkra, hogy növeljük downstream jelenlétünket Észak-Kelet Olaszországban, valamint hogy az olasz piacot közép-távon az INA rijekai finomítójából lássa el középtávon. Társaságunk a legkiválóbb működési folyamatokat kívánja meghonosítani az IES finomítói és kiskereskedelmi tevékenysége eredményességének növelése érdekében.

Vegyesvállalat létrehozása a CEZ-zel – belépés a villamosenergia-piacra

Stratégiai megállapodást írtunk alá CEZ cseh energetikai társasággal, ami kiválló lehetőséget teremt számunkra a rendkívül vonzó energia piacra való belépéshez és finomítóink komplexitásának növeléséhez. Vegyesvállalatot alapítottunk, melyben mindkét fél egyenlő részesedéssel és szavazati joggal rendelkezik. A vegyesvállalat fő tevékenysége a gáztüzelésű energiaelőállítás lesz Közép- és Délkelet-Európában, beleértve Szlovákiát, Magyarországot, Horvátországot és Szlovéniát. Az első nagyobb befektetés a MOL-csoport pozsonyi és százhalombattai finomítóiban kialakítandó kombinált ciklusú gáztüzelésű erőművek építése. Mindkét üzemben 800 megawatt lesz a teljesítmény. Továbbá korszerűsítésre kerül a jelenlegi pozsonyi hőerőmű, melynek teljesítménye ezáltal 160 megawattra nő. A várható befektetés mindkét projekt esetében kb. 1,4 milliárd euro. Az előállított energiamennyiség biztonságos és költséghatékony gőz- és energiaforrást biztosít majd a pozsonyi és százhalombattai finomítók számára, továbbá lehetővé teszi, hogy belépjünk a rendkívül vonzó energiapiacra, és ott jelentős piaci részesedésre tegyünk szert.

Bioüzemanyagok – regionális versenyképességünk megőrzése

2007. július 1-jén bevezettük a 4,4% bioetanol tartalmú kénmentes E5 motorbenzint a magyar piacon, míg 2008. január 1-től megkezdtük

a 4,4% biodízel (növényolaj metil észter) tartalmú kénmentes B5 gázolaj értékesítését. A szükséges növényolaj metil észtert két, részben a MOL-csoport tulajdonában álló vegyesvállalat állítja elő. A régió egyik legnagyobb biodízel-komponens gyártó üzemét a szlovákiai Leopoldovban, valamint a MOL magyar telephelyén, Komáromban hoztuk létre 100kt és 150kt éves teljesítménnyel. Az E5 és B5 üzemanyagok bevezetése révén Magyarország éves széndioxid-kibocsátása 320 kt-val csökken. A bioüzemanyagok fejlesztésének következő szakaszában az üzemanyagok biokomponens-tartalma növekszik majd az EU bioüzemanyagokra vonatkozó irányelvének megfelelően. Elkötelezettek vagyunk a második generációs bioüzemanyagok fejlesztése mellett, melyek révén kibővül a bioetanol, a magasabb szénatomszámú alkohol és a biodízel előállításához felhasználható növényi alapanyagok köre.

Tifon – a kiskereskedelmi hálózat kibővítése

2007-ben megvásároltuk a Tifon üzemanyag kis- és nagykereskedelmi társaságot Horvátországban. A Tifon elismert kiskereskedelmi vállalatként 35 jó elhelyezkedésű üzemanyagtöltő-állomás tulajdonosa és üzemeltetője Horvátországban. Ezen túlmenően a társaság több mint 20 új prémium helyszínen folytat további fejlesztési projektet, amelyeket várhatóan két éven belül befejez. Az éves átlagos töltőállomás forgalom meghaladja a 4,2 millió litert, és kiskereskedelmi részesedése 2007 végére elérte a 7%-ot. A tranzakció hozzájárul kiskereskedelmi növekedési céljaink eléréséhez. Stratégiai partnereink, az INA és a horvát kormány által is elismert felvásárlás megerősíti a elkötelezettségünket a régióban, és értékteremtőként szolgál mindkét fél számára.

Vásárlói érték teremtés – új kiskereskedelmi szolgáltatások

Elsőként kezdtük meg gyógyszerek árusítását Magyarországon több mint 100 üzemanyagtöltő állomásánunkon, melyet a vásárlók pozitívan fogadtak. Társaságunk példáját a Shell is követte. Ezen túlmenően regionális


MOL

együttműködésbe kezdtünk a Marchéval (Mövenpick-csoport, svájci gasztrovállalat), melynek célja Marché éttermek építése az autópályák melletti töltőállomásokon. Három Marché étterem építése már megkezdődött Magyarországon, melyet további regionális terjeszkedés követ majd. 2007-ben a vásárlói értékteremtés új elemei és a kreatív marketing kampányok eredményeként társaságunk elfogadottsága és imázsa a vevők körében jelentősen erősödött 2007-ben a 2006-os kutatásokhoz képest.

Kitekintés

A jövőben is keressük a terjeszkedési lehetőségeket a régióban és a régión kívül, beleértve a Mediterrán térséget és a Független Államok Közösségét. A hidrokrakk projekt révén lehetővé válik, hogy elérjük beruházási céljainkat, melynek lényege a gáz- és tüzelőolaj kihozatali arány 44%-ról 53%-ra való növelése 2011-re. Folytatjuk az IES integrációját, összehangolva működését saját aktuális tevékenységeinkkel, és keressük a lehetséges szinergiák kiaknázását.



Petrolkémia

Termelőkapacitását illetően a MOL-csoport Petrolkémia Divíziója Európában a nyolcadik legnagyobb polimer piaci szereplő, mely polimerekkel látja el az európai műanyag feldolgozó vállalatokat. Polietiléneket és polipropiléneket állítunk elő, melyeket számos terülten használnak fel a csomagolóipartól kezdve a mezőgazdaságig és építőiparig. Termelő üzemeinket a finomítással optimalizálva és egymással integráltan működtetjük Tiszaújvárosban (TVK Nyrt. üzemei) és Pozsonyban (Slovnaft Petrochemicals, s.r.o. /SPC/ üzemei).

Kiemelt hangsúlyt helyezünk jövedelmezőségünk növelésére meglévő piacainkon, jelenlétünk erősítésére új célpiacainkon és versenyképes költségpozíciónk fenntartására, amit folyamatos hatékonyságnöveléssel kívánunk megtartani.

Áttekintés

- 40,9 milliárdos kimagasló eredmény
- Rekord értékesítési és termelés
- Megbízható és jövedelemhatékony működés
- Kedvező külső környezet
- Tulajdonnövelés a TVK-ban 94,9%-ra

Versenyelőnyök

Egyik kulcsfontosságú célunk a magas szintű integráció fenntartása a feldolgozás és petrolkémia üzletek között a csoporton belül. A finomítással integrált működés nemcsak a biztonságos alapanyag-ellátást biztosítja, de jelentős működési előnyt nyújt a feldolgozás és a petrolkémia üzlet számára, és csoport szinten is magasabb eredményt eredményez. Földrajzi elhelyezkedésünkből szintén származnak versenyelőnyök, kedvező szállítási feltételeket biztosítva a gyorsan növekvő keleti piacokra. Kiváló termelő eszközökkel és versenyképes termékpalettával rendelkezünk.

A 2007. év legfontosabb eredményei

Integráció
A jogilag különálló petrolkémiai vállalataink csoporton belüli integrált működtetése szinergiát és versenyelőnyöket kínál számunkra. Közös polimer értékesítési csatornáinkon keresztül magas színvonalú termékeket és szolgáltatásokat biztosítunk vevőink számára. Négy év munka során kialakítottuk legjobb integrált üzleti gyakorlatainkat, folyamatainkat és rendszereinket.

Kiemelkedő jövedelmezőség
A 2007-es év kiemelkedően sikeres év volt számunkra, a Petrolkémia Divízió eddigi története során a legmagasabb üzleti eredményét érte el. Teljesítményünk az üzleti modellünk erősségét bizonyítja és azon képességünket, hogy a kedvező külső körülményeket teljes mértékben képesek vagyunk kihasználni. Üzleti eredményünk több mint 76%-kal volt magasabb, mint előző évben. A jelentős profitnövekedéshez az értékesítési mennyiségek növelése, a polimer árak emelkedése és az árfolyamváltozások mellett belső hatékonyságunk további javulása is nagymértékben hozzájárult. A nagymértékű energia áremelés hatását energia megtakarítással sikerült mérsékelnünk.

Petrolkémia Értéklánc Menedzsment
A divízió termékfedezeteinek javítására optimalizációs modellt dolgoztunk ki és vezettünk be.

Marketing fejlesztések
Sikeres marketing stratégiánkat a kedvező földrajzi elhelyezkedésünkre, a gyorsan növekvő kelet-európai régió közelségére alapozzuk. Új értékesítési irodát nyitottunk Kijevben és Bukarestben, melynek célja, egyrészt ukrán és a román vevőink magasabb színvonalú kiszolgálása, másrészt értékesítésünk növelése a teljes régióban. Közvetlen jelenlétünket erősítettük kulcspiacainkon, különösen Csehországban. 2007-ben megkezdtük az új vevő szegmentációs projektünk előkészítését. 2007-ben bevezettük az úgynevezett „Nyitott ajtók" programunkat. A program célja, hogy erősítsük a hosszú távú üzleti kapcsolatokat, együttműködést, személyes kommunikációt a kulcsvevőinkkel és új vevői kapcsolatokat építsünk ki. Termékportfoliónkat következetesen optimalizáljuk. Termék portfolió fejlesztési projektünk fő vezérelve a vevői igények még hatékonyabb kielégítése érdekében az SPC és TVK polipropilén termelésének harmonizálása volt.

Megbízható és hatékony működés
Folyamatosan dolgozunk működésünk megbízhatóságának javításán. Bevezettük az APC („Advanced Processed Control") és RTO („Real Time Operation") rendszereket a TVK Olefin-2 üzemében valamint az APC rendszert a HDPE-2 üzemben. A korszerű rendszerek a biztonságos és hatékony működést támogatják. Az SPC olefinműnél befejeztük az irányító rendszer rekonstrukcióját az elavult rendszer cseréjével. Az SPC Vezérlőterem Centralizáció projektünk keretében az összes petrolkémiai vezérlőterem

kezelőit egy helységben helyezzük el, javítva ezzel a kommunikációt, biztonságot és a munkahelyi sztenderdizálást.

Magas kapacitás kihasználás

Polimer termelésünket 9%-kal növeltük az előző évhez képest az olefin üzemeink, valamint az új HDPE és PP üzemeink jobb kapacitás kihasználásával. Jelentős volumennövekedést sikerült elérni annak ellenére, hogy néhány üzemünkben nagyjavításokat hajtottunk végre a nyári időszakban. Továbbra is elkötelezettek vagyunk termékportfoliónk optimumon tartása mellett.

Rekonstrukciós és fejlesztési program

Modernizációs és hatékonyság javítási projektet indítottunk el a régebbi, kevésbé költséghatékony termelővonalainknál. Fejlesztési opciókat dolgoztunk ki olefin és polimer üzemeinkre, hogy a csoport kihasználhassa a dinamikusan növekvő régióbeli polietilén kereslet előnyeit, valamint hogy javítsa értéklánc rugalmasságát és eredménytermelő képességét. A TVK-nál kis beruházás igényű kapacitásnöveléseket tervezünk végrehajtani, és vizsgáljuk a melléktermékek továbbfeldolgozási lehetőségeit. Az SPC-nél megkezdtük a SPC olefinmű intenzifikálásának előkészítő tervezési folyamatát és az új LDPE üzem építésének előkészítő tervezési munkálatait.

Hatékonyság

Egy független cég által készített tanulmány szerint üzemeink a maguk kategóriájában hatékonynak tekinthetők, a Petrolkémia Divízió versenyképes, amely kapacitáskihasználásunk növelésének egyik alapja volt. Az elmúlt 3-4 évet elemezve kijelenthetjük, hogy a költséghatékonyságunk jelentősen javult.

Tulajdonnövelés a petrolkémiai eszközökben

Elkötelezettek vagyunk az értékteremtés folytatásában az értéklánc mentén. Ennek megfelelően a MOL további 42,25% tulajdonrészt vásárolt a TVK-ban, 94,86%-ra növelve befolyását a cégben, további teret engedve a petrolkémiai stratégia megvalósítására.

Külső környezet

2007 első három negyedévében a petrolkémia ipar különösen jó teljesítményt ért el a magas alapanyagköltségek ellenére. A polimer kereslet erős volt a feldolgozóipar növekvő felhasználása következtében, amelyet az európai gazdaság folyamatos erősödése generált. Az stabil kereslet lehetővé tette áraink emelését, fedezeteink javítását. Az utolsó negyedévben az alapanyagárak folyamatos emelkedése a fedezetek szűküléséhez vezetett, melyhez még a keresletnövekedés gyengülése is hozzájárult az év vége felé.

Kitekintés

Készek vagyunk arra, hogy megvizsgáljunk kölcsönösen előnyös elveken nyugvó petrolkémiai partnerkapcsolat lehetőségét. Célunk a régió elkövetkező években gyorsan növekvő polimer deficitjének kielégítése. Továbbá lépéseket teszünk működési hatékonyságunk növelésére. Elkötelezettek vagyunk üzemeink problémamentes és hatékony üzemeltetésében a termelés maximalizálása és a költségek csökkentése érdekében.

Polimer és olefin termelés (kt)



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Polimerek értékesítése (kt)



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Földgázszállítás

Magyarországon jelenleg kizárólag az FGSZ Földgázszállító Zrt. rendelkezik földgázszállítási, valamint rendszerirányítási engedéllyel. Mindkét tevékenység törvényileg szabályozott piaci környezetben zajlik. A társaság tulajdonát képezi a teljes hazai nagynyomású vezetékrendszer, egyben felelős ennek működtetéséért. A hazai földgázszállítási tevékenység mellett bosnyák és szerb partnerek részére szállít földgázt, de folyamatosan törekszik a tranzit piacok bővítésére. A társaság fő feladata a nagynyomású vezetékrendszerhez való biztonságos hozzáférés megteremtése, biztonságos, optimalizált és környezetbarát működés biztosítása, ezen belül a földgáz szállíttatóktól való átvétele és átadása.

Főbb események

- Több kapacitásbővítést célzó projektet indítottunk, melyek a stratégiai földgáztároló gázzal történő ellátásán túl, elősegítik a hazai fogyasztási igények, valamint a növekvő tranzit-célú szállítási igények kielégítését.
- Egész évben biztosítottuk a megszakítás- és akadálymentes gázszállítást a hazai fogyasztók és viszontértékesítők, valamint a bosnyák és szerb partnereink részére.
- Kezdeményeztük egy új, független regionális gázszállító vállalat létrehozását, mely integrálná a közép- és dél-európai régió földgáz rendszereit.
- 2007-ben folytattuk a kompresszorállomások felújítását annak érdekében, hogy teljes mértékben megfeleljünk az EU levegőszennyező gázokra vonatkozó szigorú emissziós előírásainak.

Versenyelőnyök

Az 5300 km hosszú, Magyarországot behálózó nagynyomású földgázszállító távvezeték rendszer stabil pénzáramlást biztosít a csoport részére. Egyedülálló földrajzi adottságainknak köszönhetően a regionális tranzit célú szállításban is részt tudunk venni.

Nemzetközi összehasonításban a vezetékrendszer műszaki színvonalát tekintve a csúcs-technológiák közé tartozik. A MOL átfogó tudással rendelkezik a földgáz értéklánc egészéről a termeléstől a kereskedelmen át egészen a tárolásig anélkül, hogy ez összeférhetetlenséget jelentene üzleteink szétválasztása következtében.

A 2007. év legfontosabb eredményei

Kapacitás-bővítő projektek – új gázvezetékek létesítése

A stratégiával összhangban az FGSZ Földgázszállító Zrt. megkezdte a magyarországi import szállítóvezeték kapacitásának napi 30 millió m^3-rel való bővítését, amely várhatóan 2009. harmadik negyedévétől biztosítja a többlet földgáz szállítá-

sának lehetőségét Magyarországra. A tervek szerint a vezeték 2009. harmadik negyedévétől szállít majd gázt Magyarországra. A projekt teljes tőkeráfordítás igénye 69 Mrd Ft. Az új vezetékek 25%-kal növelik a hazai behozatali kapacitásokat, ezáltal növelve az ellátásbiztonságot, továbbá lehetőséget adnak a jövő földgázszállítási üzleteiben történő proaktívabb szerepvállalásra.

Új kezdeményezés egy közös regionális földgázszállító vállalat létrehozására (NETS)

A NETS célja egy integrált közép- és dél-európai gázvezetékrendszer működtetése. Szlovénia, Horvátország, Bosznia-Hercegovina, Szerbia, Románia, Bulgária és Ausztria gázszállító vállalatai meghívást kaptak a javasolt új üzleti vállalkozásról szóló eszmecserében történő részvételre. Az új társaság rendelkezne a világon az egyik leghosszabb gázvezeték hálózattal (27 ezer kilométer) és kellően jól pozícionált lenne ahhoz, hogy a nemzetközi tőkepiacok megfinanszírozzák a főbb projekteket. A fogyasztók egyúttal élvezhetnék egy integrált gázszállítási platform előnyeit, és az ellátás fokozottabb biztonságát.

Kitekintés

A tranzitcélú szállítási igények bővülése szükségessé teszi a határkeresztező kapacitások fejlesztését. 2007-ben tárgyalásokat folytattunk egy horvát és egy román tranzitvezeték megépítéséről. A létesítményeket úgy terveztük meg, hogy mindkét irányból történő szállításra alkalmasak legyenek. A létesítmények üzembe helyezésének várható ideje 2010. A román tranzitvezeték hazai szakaszának megépítése 2009. év végére várható. A magyar és a horvát, valamint a magyar és a román gázszállító hálózatok összekapcsolásával jelentősen javulna az ellátásbiztonság, hisz a beszerzési források körének szélesítésével biztosabbá tehető az egyre növekvő fogyasztás kielégítése. A valós forrásdiverzifikáció emellett a gázpiaci versenyt is növeli.

Földgáz tranzit árbevétel (millió Ft)


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Földgáz tárolás és kereskedelem

Stratégiánkkal összhangban újra beléptünk a gáz kereskedelmi és tárolási piacra, amely szilárd alapot biztosít a midstream gázüzletben fellelhető szinergiák tervezett kihasználására.

Főbb események

- A MMBF Zrt. megkezdte az évi 1,2 Mrd m^3 stratégiai és 0,7 Mrd m^3 kereskedelmi kapacitású földalatti gáztároló létesítését.
- A MOL Energiakereskedő Kft. magyarországi és szerbiai gázértékesítési és kereskedelmi tevékenységbe kezdett; 3 millió EUR feletti adózás utáni eredményt realizált működésének első fél évében.



Versenyelőnyök

A MOL tulajdonát képezi több magyarországi kimerült és kimerülő gázmező, melyek alkalmasak összesen évi 10 Mrd m^3 kapacitású kereskedelmi tároló létesítésére.

Energiakereskedelmi tevékenysége révén társaságunk hasznosítja a felhalmozott piaci know-how-t és a korábbi tapasztalatokat, annak érdekében, hogy eredményt érjen el az új regionális gáztárolási és gázszállítási beruházásokon.

Főbb események 2007-ben

Jelenleg több – a gázüzlet megerősítését célzó – projekten is dolgozunk, mely megvalósítási, vagy előkészítési fázisban van. Ezek közül a legfontosabbak: stratégiai és kereskedelmi földgáztároló létesítése, MOL-Gazprom együttműködés és a Nabucco projekt.

Stratégiai és kereskedelmi földgáztároló létesítése

A földgázellátás biztosítása érdekében, a MOL 66,3%-os tulajdonát képező MMBF Zrt. megkezdte az évi 1,2 Mrd m^3 stratégiai és 0,7 Mrd m^3 kereskedelmi kapacitású földalatti gáztároló létesítését. A gáztároló, a jogi előírásokkal összhangban, a stratégiai tevékenységre 45 napon keresztül napi 20 millió m^3, valamint ezen felül kereskedelmi célokra napi 5 millió m^3 csúcskapacitással bír. A tárolót a Szőreg-1 termelő mezőből alakítjuk ki. A fejlesztés fő kivitelezője a MOL. A fejlesztés a tervek szerint alakul, tervezett tőkeráfordítása 150 Mrd forint, beleértve az MMBF Zrt. által a MOL-tól megvásárolt földgázmező 67 Mrd forintos vételi árát. A jelenlegi infrastruktúra lehetővé teszi az MMBF részére, hogy 2008. januárjától kezdve stratégiai gáztárolási szolgáltatásokat nyújtson, míg a teljes fejlesztés várhatóan 2010-re valósul meg. A tranzakció eredményeképpen a MOL ismét a földgáztárolói üzletág aktív résztvevőjévé vált.

Gázkereskedő cég létrehozása

2007. június 1-én a MOL Energiakereskedő Kft. megkezdte gáz eladási és kereskedelemi tevékenységét a liberalizált gáz piacon. Jelenleg elsősorban a hosszú távú gáz importszerződésekből, másodsorban a hazai kitermelésből látja el a teljes MOL-csoport gáz szükségletét, ugyanakkor új fogyasztók megszerzését is célozza a magyar és regionális gáz piacokon.

MOL – Gazprom együttműködés

A MOL és a Gazprom 2006-ban közös vállalatot alapított azzal a céllal, hogy megvizsgálják az együttműködés lehetséges területeit, beleértve a Kék Áramlat (Blue Stream) gázvezeték meghosszabbítását Dél-Kelet és Közép-Európa irányába, valamint a magyarországi már kitermelt gázmezőkben földalatti gáztárolók létesítését. A műszaki megvalósíthatósági tanulmányok elkészültek, a lehetséges beruházásokról 2008. első felében várható döntés.

Nabucco projekt

A MOL együttműködve a Botas-szal, Bulgargaz-zal, OMV-vel és Transgaz-zal részese a Nabucco projektnek, melynek célja a Kaszpi-tenger térségéből származó földgáz szállítása Európába. Az Európai Unió támogatását is élvező projekt 3.300 km hosszú vezetéke a tervek szerint a jövő évtized elején kerül átadásra, kezdetben évi 8 Mrd m^3, majd később 31 Mrd m^3 földgázszállítást lehetővé téve. A fő tervező kiválasztásra került, a részletes műszaki tervezés 2008-ban indul.

Kitekintés

A MOL szeretné a bővülő versenyhelyzet lehetőségeit kihasználni a kereskedelemben való aktívabb részvétellel is.

A biztonsági tároló gázzal történő feltöltése, az import igények növekedése és a forrásdiverzifikálás, valamint a tranzit célú szállítási igények bővülése és a regionális logisztikai szerepvállalás szükségessé teszik a határkeresztező kapacitások fejlesztését.

A MOL Energiakereskedő Kft. célja, a regionális növekedés, valamint a gáz forrás portfoliójának diverzifikálása a gázellátás biztonság növelése érdekében.




INA

Stratégiai partnerünk az INA

A MOL jelenleg 25%+1 részvénnyel rendelkezik az INA, horvát nemzeti olaj és gázipari vállalatban. A MOL részesedését 2003. novemberében szerezte. Az INA 2007-ben 5,3 millió tonna finomított terméket állított elő, és több, mint 450 töltőállomást üzemeltet a régióban. Szénhidrogén termelése a tavalyi évben meghaladta a 65,3 ezer boe/nap szintet, P1 és P2 készletei az SPE szerint pedig a 374 millió boe-t. A MOL-lal partnerségben az INA erős pozíciókkal rendelkezik a gyorsan növekvő dél-kelet európai régióban.

Az üzleti együttműködés felgyorsítása a MOL és az INA között

Az INA és a MOL az elmúlt évben sikeres közös kutatómunkát folytatott a Dráva medencében, a két legfontosabb projekt Zaláta-P. Slatina és Novi Gradac Potony térségében található. A közös beruházások és tevékenységek ezeken a területeken folytatódnak a következő években is. Az eddig elért sikerek alapján tervezzük, hogy az együttműködést további területekre is kiterjesszük a konvencionális kutatásban.

A hosszú ideje meglévő határmenti együttműködésen túl közösen elemzünk egyes nemzetközi lehetőségeket annak érdekében, hogy a felmerülő kockázatokat megosszuk, valamint a rendelkezésre álló pénzügyi és humán erőforrásokat egyesítsük.

A dél-kelet európai konszolidált marketing stratégia keretein belül az INA és a MOL megszerezte a szarajevói székhelyű, Horvát-Bosnyák Federáció piacán vezető kis-és nagykereskedelmi cég, az Energopetrol részvénytársaság 67%-át. Az Energopetrol 64 töltőállomást birtokol és üzemeltet a Boszniában és Hercegovinában. Az INA és a MOL által kinevezett új vezetőség megkezdte az Energopetrol működésének átszervezését.

Az INA 2004-ben, a MOL támogatásával és know-how-jával, bevezette az ellátási lánc menedzsment alapú működést. Ennek előnyei, mint a teljes értéklánc mentén javuló költség kontrol és hatékonyabb ügyfélkapcsolatok, azóta folyamatosan realizálódtak. Az INA és a MOL tovább kívánják javítani és harmonizálni az ilyen jellegű tevékenységeket annak érdekében, hogy növekedjen a működési hatékonyság a finomítás és nagykereskedelem területén, alacsonyabb legyen a készletszint és összehangoltan tudjunk felkészülni a finomítói leállásokra és karbantartási munkákra.

Továbbá a MOL folyamatos támogatást nyújt az INA-nak az SAP alapú integrált vállalat irányítási rendszer kialakításában. A projekt első fázisának 2006. évi befejezését követően az INA megkezdte az SAP működtetésének kiterjesztését az egyéb területekre is.

Az üzleti folyamatokban történt változások, mint a költségcsökkentési kezdeményezés, vagy az integrált beszerzési rendszer bevezetése, mind hozzájárultak az INA rugalmasságának növekedéséhez és a működés átláthatóságának javulásához.

Az INA finomítóinak folyamatban lévő modernizációja biztosítja az „elsőknek" járó előnyöket az INA számára a dél-kelet európai régióban

A MOL átadja az INA számára a saját fejlesztéseinek végrehajtása során megszerzett know-howját és tapasztalatát, hogy ezáltal is segítse a céget felkészülni az iparág jövőbeni kihívásaira azzal a céllal, hogy az INA termékminőségben versenyképes lehessen az általa kiszolgált piacokon. A finomítói modernizációs program eredményeképpen az INA által finomított termékek megfelelnek majd az EU 2009 standardoknak. A program, melynek teljes költségvetése meghaladja az 1 milliárd USA dollárt, több fázisban valósul meg. Azóta a környezetvédelem szempontjából fontos, illetve a termékminőség javítás szempontjából alapvető beruházások megtörténtek. A program termékminőség javítási fejlesztésekkel folytatódik, beleértve a maradékfeldolgozást is.

Az INA privatizációja

2007-ben az INA privatizációja a horvát Privatizációs Törvénnyel összhangban folytatódott. Ennek értelmében a jelenlegi és korábbi alkalmazottak a cég részvényeinek maximum 7%-át vásárolhatták meg kedvező feltételek mellett. A tranzakciót követően a horvát kormány a 44.9%-os részvénycsomagjával még mindig az INA legnagyobb tulajdonosa. A részvények további 7%-a a Háborús Veterán Alap tulajdonában van, míg a közkézhányad 23,1%-ot tesz ki.

A horvát kormánnyal kötött megállapodás értelmében a MOL két tagot delegál a hét tagú Igazgatóságba, akik a pénzügyi igazgatói és a társasági szolgáltatások igazgatói pozíciókat töltik be. A MOL szintén két tagot delegál a hét tagú Felügyelő Bizottságba is.


PROFILTEK
MASTER
Bancaja

Vállalati értékek

Fenntartható fejlődés

A MOL-csoport számára a fenntartható fejlődés olyan vállalati elkötelezettség, amelynek célja, hogy egyenlő mértékben integráljuk a gazdasági, környezetvédelmi és társadalmi tényezőket mindennapi üzleti tevékenységeinkbe, a hosszú távú értékteremtés maximalizálására és a társadalomtól kapott „működési engedélyünk" megőrzésére.

Célunk, hogy működésünk minden területén példamutató eredményeket mutathassunk fel és a vállalaton belül segítsük elő olyan következetes megközelítés megvalósulását, amely túlmutat a helyi kérdéseken és nemzetközi szinten eredményez olyan gondolatokat és cselekvést, amely a hatékony és fenntartható vállalati működés szolgálatába állítható. Annak érdekében, hogy ez a cél elérhetővé váljon, célunk szerint igyekszünk a fenntartható fejlődés három pillérét – a társadalmi, kör-

nyezeti és gazdasági oldalt – egyenlő mértékben beépíteni a vállalati stratégiába, valamint mindennapi működésünkbe.

Stratégiai kezdeményezések és akcióterv
A MOL-csoport üzleti stratégiájának részeként elkötelezett a fenntartható fejlődés megvalósítása iránt. Ezen ambiciózus kötelezettség vállalásnak a támogatására a 2007. év során hét csoportszintű stratégiai kezdeményezést határoztunk meg a fenntartható fejlődés terén, amelyeket 2010-ig meg kell valósítanunk olyan alapvető fontosságú területeken, amelyeket az első vállalati szintű fenntarthatósági felmérés során azonosítottak. Ezek a pontosan mérhető célokkal rendelkező kezdeményezések 25 olyan területet ölelnek fel, mint az éghajlatváltozás, a termékfelelősség és a tehetségek megszerzése és megtartása, és kiterjednek a vállalat összes tevékenységére. Valójában a vállalat stratégiai üzleti célkitűzéseinek eléréséhez szükséges „alapvető sikertényezőknek" tekintett dolgokról van szó. A „stratégia" cselekvést jelent; ennélfogva a MOL-csoport üzleti és funkcionális egységei összességében majdnem 100 olyan projektet dolgoztak ki, amelyek a vállalatot közelebb juttathatják hosszú távú elképzelésének, a fenntartható működésnek a megvalósításához.

Társadalmi szerepvállalás

Új Európa Alapítvány
A MOL Új Európa Alapítványa közhasznú szervezet, amely 2006-ban történt megalapítása óta jelentős számú jótékonysági programot vezetett igen átlátható és strukturált módon.

Az Alapítvány különösen nagy hangsúlyt fektet a fiatal tehetségek támogatásával és a gyermekek egészségével kapcsolatos programok szervezésére. A „Segíthetek?" jelszó égisze alatt alakították ki a Tehetségtámogatási valamint a Gyermekgyógyítási Programot. E két kezdeményezésnek köszönhetően 127 fiatal és tehetséges sportoló valamint 56 fiatal művész kapott összesen több mint 41 millió forint értékben pénzügyi támogatást a 2007. évben.

A Gyermekgyógyítási Program keretében a krónikus betegségben szenvedő gyermekek számára rehabilitációs programokat kínáló 31 gyermekgyógyászati szervezet kapott összesen majdnem 38 millió forint értékű támogatást.

A programot 2007-es kezdettel Romániában és Szlovákiában is bevezették. Az elképesztő mennyiségű pályázat és a különböző szakmai díjak mutatja a régión belüli sikerét.

A Zöld Övezet program
Lépésről-lépésre igyekszünk rávenni a helyi közösségeket arra, hogy a MOL-csoport regionális környezetvédelmi programjának keretében zöldterületeket létesítsenek és azokat tartsák is rendben. A programot első alkalommal az Ökotárs Alapítvánnyal karöltve 2005-ben indítottuk el. A projekt pályázati rendszer keretében, az átláthatóság elvének a legnagyobb mértékben történő betartása mellett működik.

A program kedvező eredményeit és sikerét látva a partnerek úgy döntöttek, hogy folytatják az együttműködést minden olyan országban, ahol a MOL-csoport jelen van, ezért 2006-ban ismételten meghirdettük a kezdeményezést „Zöld Övezet Program" néven. Ennek célja, hogy a helyi iskolákkal együttműködő alapítványok segítségével hozzájáruljon a helyi zöld felületek létrehozásához és fejlesztéséhez. A 2007. év folyamán a megközelítőleg 200 beküldött pályázatból Magyarországon 33 nyert el pénzügyi támogatást. 2007 végén új pályázat meghirdetésére került sor, amelynek eredményét 2008 márciusában tették közzé.

Tapasztalataink alapján egy-egy támogatott projekt haszna a ténylegesen az adott közösségnek juttatott pénzösszeg három-négyszeresében mérhető. Évről-évre fokozatosan emeljük az egyes országokban szétosztható támogatás mennyiségét is.

A legsikeresebb pályázók megjutalmazása érdekében a MOL 2007-ben megalapította a Zöld Övezet Díjat, amelyet annak a helyi közösségnek (2007-ben a Mihálygergéért Ala-

pítványnak) ítélték oda, amely a legszebb és leginkább környezetbarát zöldövezetet hozta létre a leghatékonyabb megoldással.

Egészségvédelem, biztonságtechnika és környezetvédelem

Kulcsfontosságú teljesítmény mutatók

A 2007-es év folyamán a MOL-csoport ismét nagy lépést tett előre a sérüléssel járó munkahelyi balesetek számának csökkentése terén dolgozói körében: a munkaidő kieséssel járó balesetek (Lost Time Injuries, LTI) száma, amelyet kulcsfontosságú teljesítmény mutatóink egyikeként veszünk figyelembe, a 2006. évi 58-ről 37-re csökkent. Ez relatív viszonylatban is majdnem ugyanilyen mértékű csökkenést jelent: az egymillió ledolgozott munkaórára jutó munkaidő kieséssel járó balesetek száma is 1,52-re csökkent a korábbi 2,2-ről és jóval a 2007-re megcélzott érték alatt maradva (az LTIF mutató értéke nem haladhatja meg az 1,8-as értéket) az eddigi legalacsonyabb szintet érte el. Ez egybeesik azzal az ambiciózus stratégiai célkitűzéssel is, amely 2008-ra legalább 1,0-es értékre szeretné levinni az LTIF mutató szintjét, ezzel az iparági gyakorlatban is rendkívüli eredményt mutatva fel.

A 2007-es évben ezen kívül bevezettük az un. előrejelző mutatókat, mint olyan eszközöket, amelyekkel proaktívan lehet az események bekövetkezésének megelőzésére összpontosítani.

Szerencsére nem kell beszámolnunk egyetlen halálos kimenetelű munkahelyi balesetről sem a saját, sem a vállalkozóink munkavállalói között. Egy súlyos baleset során azonban egyik dolgozónk maradandó károsodást szenvedett; és arról is be kell számolnunk, hogy két olyan személy halálozott el közúti balesetek következtében, akik ugyan nem voltak a cég alkalmazásában, de a balesetekben a Slovnaft Trans közúti tartálykocsijai is érintettek voltak.

A STEP program

2007 volt az első éve a „Tégy egy lépést az egészségedért" elnevezésű egészség-megőrzési programnak, amelyet azért indítottunk, hogy a kötelező jogi előírásokon túl orvosi szűrővizsgálatokat nyújtsunk az érintetteknek, és önkéntes alapon egyénileg testre szabott egészségmegőrzési tervet állítsunk össze a dolgozóink számára. A program olyan egészség-megőrzési akciókat is tartalmaz, mint a rendszeres testmozgás különféle formái, stressz kezelése, valamint a munkahelyi étkeztetés egészségesebbé tétele. Az első évben majdnem 1000 dolgozó ragadta meg az alkalmat és vett részt az egyénileg megtervezett egészség-megőrzési programban, és több mint 2000 orvosi szűrővizsgálatot végez.

A mozgásos egészségfejlesztés keretében a helyi kezdeményezések megvalósítására helyeztük a hangsúlyt, és egy pályázat keretében különféle közösségek sportolási lehetőségét támogattuk, elsősorban különböző pályabérletek formájában. A pályázat eredményeként mintegy 3000 munkavállalónk jutott kedvezményes feltételek között rendszeres sportolási lehetőséghez.
Célunk, hogy 2010-ig a MOL-csoport dolgozóinak legalább 75%-a részt vegyen az egészségfejlesztési programban, amellyel egészségesebb életmód kialakításának lehetőségét kínáljuk.

Folyamatbiztonsági irányítás

Az üzembiztonság egyik legnagyobb kihívást jelentő feladata 2007-ben az átfogó folyamatbiztonsági irányítási rendszer (PSM) megvalósítása volt csoportszinten.

Az új PSM rendszer legfőbb feladata az összes veszélyes folyamatot lefedő olyan irányítási rendszer kialakítása és megvalósítása, amely nemzetközi tapasztalatokon alapul és alkalmas az összes kulcsfontosságú tényező, így az emberi tényező kezelésére is.

A folyamatbiztonság számos területen jár egyértelmű előnyökkel, ideértve a vállalati felelősséget, az üzletmenet rugalmasságát, a kockázat csökkentését és az értékteremtést.

A PSM létfontosságú előnyökkel is jár vállalkozásunkban, minthogy mérhető hatásai vannak az eredményre és a vállalat teljesítményére, amely mellé a biztonsági teljesítmény támogatása, valamint minőségi és környezetvédelmi felelősség is társul.

A PSM rendszernek a MOL-csoporton belül történő bevezetéséhez és továbbfejlesztéséhez több mint 100 tagból álló kiterjedt folyamat biztonság mérnöki hálózatot működtetünk. A PSM sikeres megvalósításának lényeges részeként 2007-ben alapfokú PSM képzést szerveztünk, amelyek során a trénerek kiképzése is megtörtént, így dolgozóinkat a megfelelő tudással és eszközökkel láthattuk el, hogy könnyebben megérthessék, miként kell a feladataikat az adott folyamat biztonsági igényeinek megfelelően megoldani.

A MOL-csoport PSM kézikönyve úgy készült, hogy azokat az alapvető szabályokat foglalja össze, amelyek az összes veszélyes művelet követelményeit meghatározzák. A kézikönyv az irányítási rendszert, felelősségi köröket, a PSM alapelveit, alapvető követelményeit tartalmazza, amelyek a napi munka során az üzemek hatékony működéséhez szükségesek. Célunk a kockázatokra alapozott olyan megközelítés megvalósítása, amely az egész művelet során mindvégig figyelemmel kíséri és kezeli az összes lehetséges veszélyforrást.

Emberi értékek

Az emberi értékek megbecsülése a MOL-csoport humán erőforrás stratégiájában testesül meg. A humán erőforrás stratégia a négy alappillérre (hatékonyság, növekedés, ellenőrzés a kockázatok csökkentésével, valamint képességek) támaszkodva kívánja megvalósítani a MOL 2006-2010 közötti üzleti stratégiájának célkitűzéseit.

Hatékonyság
A 2006. év során a HR adminisztráció nagy részét kiszerveztük. A HR átvizsgálta a folyamatait és a szervezeti felépítését is annak érdekében, hogy jobb minőségű szolgáltatásokat tudjon kínálni nagyobb hatékonyság mellett. A humán erőforrás szervezet egyúttal elvégezte az első vevői elégedettségi felmérést is, hogy képes legyen a jövőbeni haladás folyamatosan értékelésére. A főbb eszközök és alapvető folyamatok áttekintése és kialakítása 2005-ben kezdődött és egy, Éves Humán Ciklus elnevezésű átfogó elképzelés szerves részeként az elmúlt két év során további átalakításokon ment keresztül. Legfontosabb eleme a Teljesítmény Irányítási Rendszer (PMS) ismételt bevezetése volt.

Növekedés
A HR arra törekszik, hogy fenntartható versenyelőnyt hozzon létre a MOL-csoport számára azzal, hogy tehetséges munkaerőt toboroz és az emberi erőforrások fejlesztését irányítja a szervezetet belül annak érdekében, hogy a megadott növekedési célok megvalósíthatóak legyenek. A 2006-2007. év folyamán divízió- és csoportszintű tehetségfejlesztő programokat vezettünk be annak érdekében, hogy a résztvevők üzleti és vezetői képességeit fejlesszük és egy belső tehetségekből álló állományt alakítsunk ki a Csoport növekedési stratégiájának támogatására. A nemrégen kidolgozott Karriermenedzsment Rendszer (Career Management System) jól képzett, elkötelezett és teljesítmény-orientált dolgozók segítségével igyekszik a növekedést és a folyamatos hatékonyság javítást elérni.

A HR megkezdte a munkát az elöregedőben lévő finomítói és upstream munkaerő problémájának megoldása érdekében, valamint a vezetői utánpótlásban mutatkozó hiány orvoslására, amelyek az oktatásban, a hallgatók pályaválasztásában és az üzleti környezetben mutatkozó jelenlegi tendenciák hatására érezhetőek. A Csoport és a felsőoktatási intézmények közötti együttműködés újjáélesztése 2006-ban kezdődött meg hat kiváló magyar egyetemmel aláírt hosszú távú megállapodások formájában. Az egyetemek területén való aktív jelenlét elősegítette a hallgatókkal közvetlen kapcsolatok kialakítását és a MOL–csoport, mint munkáltató imidzsének erősítését. A hosszú távú stratégia részeként, amellyel tehetséges munkaerőt

akarunk biztosítani, a Freshhh 2007 elnevezésű internetes verseny 12 ország 800 hallgatóját vonzotta, míg a frissdiplomások számára indított egyéves Growww 2007 segített több mint 90 üres álláshely betöltésében a különféle szervezeteknél. A Humán Erőforrás elindított egy új vezetői kompetencia modellt, valamint egy 360 fokos visszajelzési folyamatot is 2007-ben, amellyel a teljesítményről adott visszajelzéseket akarják elősegíteni és támogatni.

Ellenőrzés és a kockázat csökkentése

Annak érdekében, hogy kontrolláljuk és csökkentsük egy esetleges sztrájk-helyzetből adódó üzleti kockázatot, a Humán Erőforrás a legfontosabb üzletágakkal együtt vezető szerepet vállalt a munkavállalói kapcsolatok újjáélesztésében, és a szakszervezeti, valamint üzemi tanácsi kapcsolatok kezelésében. Ennek egyik legfontosabb eredménye a Csoport legtöbb vállalatánál aláírt hároméves kollektív szerződés.

Képességek

A 2007. év folyamán a humán erőforrás szervezet átszervezésére is sor került. Három új terület (Munkavállalói Kapcsolatok, Stratégiai Emberi Erőforrás és Tudásmenedzsment és benne Egyetemi Kapcsolatok, valamint Üzletfejlesztés Támogatás) kialakítására került sor létszámnövekedés nélkül. 2007-ben egy új, kompetencia alapú modell bevezetésére is sor került, és erre a modellre alapozva megkezdődött egy 360 fokos visszajelzés bevezetése is több mint 300 vezető számára.

Az Üzletfejlesztés Támogatás kialakításával a Humán Erőforrás szervezet centralizáltan képes támogatni a Csoport összeolvadásokkal és felvásárlásokkal kapcsolatos (M&A) tevékenységeit, valamint az integrációs erőfeszítéseket.

További kihívások a jövőben

A 2008-2010 közötti időszakra a HR négy fókuszterületet jelölt meg a három évvel ezelőtt elkezdett munka folytatása, az alábbi stratégiai célkitűzések elérése, valamint a MOL-csoportban az értékalapú vállalati kultúra megerősítése érdekében:

- Rendszerszemlélet és megvalósíthatóság;
- Kompetenciamérés és -fejlesztés;
- Tehetség-toborzás és menedzsment;
- Vevői elégedettség és hatékonyság.

2008 lesz az első olyan év, amikor a korábban már bevezetett összes eszközt egyetlen integrált Éves Ember Ciklus elnevezésű rendszerré kapcsoljuk össze, amelybe az alábbiak fognak beletartozni:

- az új Teljesítményértékelési Rendszer (PMS), amely az értékalapú vállalati kultúra elengedhetetlen része,
- a Karriermenedzsment Rendszer és Kompetencia Modell, amely az emberi erőforrások képességének és hatékonyságának javításának alapja.

Miután a munkaerő-toborzás és -megtartás területén további fejlesztésekre van szükség, ezért 2008-ban

- csoportszintű Menedzseri Tehetségprogram (MTP) indul a bled-i egyetemmel együttműködésben, amely 15 kiemelkedő képességekkel rendelkező kolléga számára biztosít ún. „mini MBA" képzést;
- folytatódik a friss diplomások toborzása és felvétele, különös tekintettel a mérnöki háttérrel rendelkező hallgatókra (Freshhh 2008 és Growww 2008);
- 2007 végén PIMS akadémia indult, hogy biztosítsa az SCM-ben a szakértői szintű utánpótlást. A 2008-2009-es időszakban intenzív képességfelméréseket végzünk a finomítói, az US és a Társasági Szolgáltatások szervezetben.

Az eddig megtörtént rendszer-, struktúra- és tudás-fejlesztések létfontosságúak a következő évek kihívásainak sikeres leküzdése érdekében. 2008-tól 2010-ig a Humán Erőforrás szervezet igyekszik továbberősíteni az értékalapú vállalati kultúrát, miközben figyel a tehetségek kiválasztására és megtartására, az utódlásra és tervszerű rotációra, a munkaadói imidzs erősítésére, valamint a karriermenedzsment további fejlesztésére.


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Fotó: Veres Viktor

Pénzügyeink


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A vezetés beszámolója és elemzése a pénzügyi helyzetről, valamint a működés eredményeiről

Kiemelt pénzügyi eredmények

2007-ben az üzleti eredmény USA dollárban számítva a bázis szinten alakult (1.934 millió USD). Az USA dollár forinthoz viszonyított 13%-os gyengülése miatt a forintban számított üzleti eredmény azonban 54,1 Mrd Ft-tal, 355,5 Mrd Ft-ra gyengült. A speciális tételek nélküli üzleti eredmény 5%-kal bővült USA dollárban számítva, mivel a feldolgozás-kereskedelmi és petrolkémiai értékesítés volumenének jelentős növelése, a magas kőolajárak, a javuló crack spread-ek és az emelkedő petrolkémiai árrés ellensúlyozták az alacsonyabb szénhidrogén termelés hatását. A speciális tételek nélküli üzleti eredmény forintban számolva 8%-kal 299,4 Mrd Ft-ra csökkent 2007-ben. A speciális tételek nélküli anyavállalati részvényesek részesedése az eredményből USA dollárban 13%-kal javult, míg forintban 2%-kal gyengült 2007-ben 2006-hoz viszonyítva. A speciális tételek nélküli és a Magnolia átváltási opciójának valós értékre történő átértékeléséből származó, készpénzmozgással nem járó ráfordítástól megtisztított nettó eredmény 1.215,2 millió USD-ra növekedett (12%-os javulás).

- A Kutatás-termelés üzleti eredménye 2007-ben 429 millió USD-t tett ki, ami 27%-os csökkenést mutat (78,9 Mrd Ft vagy 36% csökkenés) az alacsonyabb szénhidrogén termelés és egyszeri tételek miatt.

- A Feldolgozás és Kereskedelem szegmens üzleti eredménye 2007-ben 12%-kal 935 millió USD-re javult (forintban 171,9 Mrd Ft-os szinten maradt) az előző év hasonló időszakához képest, az értékesített mennyiségek növelésének és a magasabb crack spread-eknek köszönhetően.

- A Petrolkémia szegmens üzemi eredménye megduplázódott 2007-ben és történetének legmagasabb üzleti eredményét, 222 millió USD-t (40,9 Mrd Ft) ért el, a rekord termelési szint és a javuló petrolkémiai árrés miatt.

- A Földgáz Szállítás üzleti eredménye (tartalmazva az eszközátértékelés hatását is) 14,4%-kal 168 millió USD-ra növekedett 2007-ben (forintban a 30,9 Mrd Ft-os szinten maradt) a magasabb hazai szállítási bevételeknek köszönhetően.

- A Központ és egyéb szegmens 26,4 Mrd Ft-os nyeresége tartalmazza a 42,25%-nyi TVK részvény akvizícióján elkönyvelt 14,4 Mrd Ft egyszeri eredményt, valamint a gázüzlet eladásával kapcsolatban az E.ON-tól 2007-ben kapott 44,3 Mrd Ft-os ármódosító tételt.

- Hatékonyságjavítási programunk, folytatódott 2007-ben is. A projekt célja 285 millió USD hatékonyságjavulás elérése 2008-ra. A fenti cél 96%-át sikerült elérnünk 2007 végéig.

- A beruházások és befektetések értéke 2007-ben szinte megduplázódott. A 2006. évi 0,9 Mrd USD-ről (187,2 Mrd Ft) 2 Mrd USD-re (363,4 Mrd Ft) történő növekedés elsősorban az akvizícióknak köszönhető, melyekre összesen 1,1 Mrd USD-t költöttünk (207,6 Mrd Ft), beleértve az IES, a TVK, a Tifon és a Matjuskhinskaya mező akvizíciókat is.

- A nettó hitelállomány 2007. év végén 506,5 Mrd Ft volt, míg az eladósodottág (a nettó hitelállomány osztva a nettó hitelállomány és az összes saját tőke összegével) 35,6%-ot tett ki. A növekedés mögött a tőkeszerkezet optimalizáció keretében végrehajtott tranzakciók hatása áll.

- A működési cash flow a forgótőke igény változása nélkül 4%-kal 446,5 Mrd Ft-ra (2.429,3 millió USD), míg a forgótőke igény változásokkal és a fizetett adóval együtt 40%-kal 315,5 Mrd Ft-ra csökkent 2007-ben.

Fontosabb pénzügyi adatok szegmensenként

Értékesítés nettó árbevétele	**2007 millió Ft**	**2006 millió Ft**	**2007 millió USD**	**2006 millió USD**
Kutatás-termelés	334.806	389.611	1.822	1.851
Feldolgozás és Kereskedelem	2.290.414	2.331.254	12.461	11.075
Földgáz	90.694	368.195	493	1.749
Petrolkémia	497.616	451.248	2.707	2.144
Központ és egyéb	102.163	103.034	556	489
Összesen	**3.315.693**	**3.643.342**	**18.039**	**17.308**

Külső értékesítés nettó árbevétele[1]	2007 millió Ft	2006 millió Ft	2007 millió USD	2006 millió USD
Kutatás-termelés	178.804	162.350	973	771
Feldolgozás és Kereskedelem	1.932.290	2.006.863	10.513	9.534
Földgáz	78.244	359.934	426	1.710
Petrolkémia	398.181	355.856	2.166	1.691
Központ és egyéb	6.432	6.058	35	29
Összesen	**2.593.951**	**2.891.061**	**14.113**	**13.735**

Üzleti eredmény	2007 millió Ft	2006 módosított[3] millió Ft	2007 millió USD	2006 módosított[3] millió USD
Kutatás-termelés	78.864	122.930	429	584
Feldolgozás és Kereskedelem	171.935	175.337	935	833
Földgáz	38.743	111.564	211	530
Petrolkémia	40.892	23.297	222	111
Központ és egyéb	26.446	-41.086	144	-195
Szegmensek közötti átadás[2]	-1.375	17.530	-7	83
Összesen	**355.505**	**409.572**	**1.934**	**1.946**

Üzleti eredmény speciális tételek nélkül[4]	2007 millió Ft	2006 módosított[3] millió Ft	2007 millió USD	2006 módosított[3] millió USD
Kutatás-termelés	80.554	122.930	438	584
Feldolgozás és Kereskedelem	171.935	175.337	935	833
Földgáz	38.743	37.520	211	178
Petrolkémia	40.892	23.297	222	111
Központ és egyéb	-31.329	-41.086	-170	-195
Szegmensek közötti átadás[2]	-1.375	8.724	-7	41
Összesen	**299.420**	**326.722**	**1.629**	**1.552**

[1] A szegmensek nettó értékesítése és az üzleti eredménye a harmadik félnek, valamint más divíziónak történő értékesítésekből származó eredményt foglalja magába. A Kutatás-termelés belföldön kitermelt kőolajat, kondenzátumokat és PB gázt ad át a Feldolgozás és Kereskedelemnek és földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot, propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket ad át a Feldolgozás és Kereskedelemnek. A belső transzferárak az aktuális piaci árakon alapulnak. A szegmens eredmények az adott divízióhoz tartozó teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

[2] Ezen a soron a szegmensek közötti átadásokból származó nem realizált üzleti eredmény változását mutatjuk ki. Nem realizált eredmény akkor keletkezik, amikor az átadott tétel a fogadott szegmensnél készleten van az időszak végén és csak a későbbi időszakban kerül értékesítésre harmadik fél felé. A szegmensszintű kimutatásokban az átadó szegmens az átadáskor azonnal elszámolja a tranzakción keletkező nyereséget. Társasági szintű eredmény szempontjából azonban a nyereség csak a harmadik félnek történő értékesítéskor kerül elszámolásra. Az előző években a nem realizált profit-hatás nem került elkülönítetten kimutatásra, de szerepelt a fogadó szegmens kimutatott szegmens eredményében. Szegmensek közötti átadáson nem realizált profit elsősorban a Feldolgozás és Kereskedelemből a Petrolkémia szegmensbe történő átadásnál keletkezik.

[3] A Csoport megváltoztatta számviteli politikáját, amely alapján a helyi iparűzési adót és az innovációs járulékot társasági adóként számolja el, mivel ezek az adók inkább jövedelem típusú adók, mint a működési költségek sajátosságait mutatják. A korábbi években a helyi iparűzési adó és az innovációs járulék működési költségként került elszámolásra.

[4] Üzleti eredmény 2006-ban a gáztranzakció 82,9 Mrd Ft-os nyeresége és a tranzakcióban értékesített leányvállalatok (Kereskedelem és Tárolás) eredménye nélkül, 2007-ben a TVK részvények akvizícióján elkönyvelt egyszeri nyereség (14,4 Mrd Ft) nélkül; a gázüzlet eladásáért az E.ON-tól járó 44,3 Mrd Ft utólagos ármódosítás nélkül, amelyből 26,9 Mrd Ft bevétel a 2007 július-december periódus vonatkozásában 2007. IV. negyedévben kimutatásra került, melynek pénzügyi teljesítése 2008. I. negyedévben várható.

Működési környezet áttekintése

Külső környezet kihívásokkal...

2007-ben a működési környezetünk bizonyos elemei kiemelkedően jól, míg a deviza hatásai kedvezőtlenül alakultak. A kőolajárak, a finomítói crack spreadek és a petrolkémiai árrés egyaránt javuló tendenciát mutattak. Az USA dollár gyengülése a helyi devizáinkkal szemben azonban igen jelentős negatív hatással bírt a működési eredményünkre.

...kedvező kőolaj árakkal és crack spread-ekkel...

A Brent kőolaj USA dollárban számolt átlagos árszintje 11,2%-kal 72,4 USD/hordóra növekedett 2007-ben. Az orosz Ural Blend – a MOL kőolajvásárlásában meghatározó kőolajtípus – átlagos mediterrán tőzsdei jegyzésára 69,4 USD/hordó volt, ami 13%-os növekedés a 2006. évi 61,4 USD/hordó árhoz képest. Az átlagos FOB Rotterdam benzinár 12,4%-kal, a gázolajár 10,2%-kal emelkedett. A benzin USA dollárban kifejezett átlagos FOB Rotterdam crack spread-je 17,3%-kal növekedett, míg a gázolajé 6,4%-kal növekedett 2006-hoz képest jelentősen meghaladva a historikus átlagot.

... amit lerontott a gyenge USA dollár

A forint 2007-ben jelentősen (12,7%-kal) erősödött az USA dollárral szemben: az éves átlagos árfolyam 2007-ben 183,8 Ft/USD, míg 2006-ban 210,5 Ft/USD volt. 2007-ben a forint 4,9%- kal erősödött az EUR-val szemben, míg 2006-ban a gyengülés mértéke 6,5% volt. Az év folyamán a szlovák korona további 9,3%-kal erősödött az EUR-val szemben folytatva a 2006-ban megkezdett tendenciát (3,6%-os erősödés). A szlovák korona erősödött az USA-dollárral szemben is: az éves átlagos árfolyam 2007-ben 24,7 SKK/USD, míg 2006-ban 29,7 SKK/USD volt.

A magyarországi átlagos fogyasztói inflációs ráta 2007-ben 8,0%-ra emelkedett szemben a 2006. évi 3,9%-kal. Szlovákiában az átlagos fogyasztói inflációs ráta 2,8%-ra csökkent 2007-ben szemben a 2006. évi 4,5%-kal. A magyar GDP növekedési üteme 1996 óta nem látott mélységbe zuhant vissza, s 2007-ben mindösszesze 1,3% volt, míg 2006-ban a növekedés mértéke 3,9% volt. Szlovákiában a GDP növekedési üteme 10,4% volt 2007-ben (2006-ban 8,5%). Régiónkban 2007-ben a motorbenzin-felhasználás enyhén, 1,6%-kal növekedett, míg a motorikus gázolaj iránti kereslet jelentősen, 8,9%-kal nőtt.

A szabályozott gáztarifák változása

A magyarországi földgázszállítási tarifánál a szabályozott tevékenységre érvényesíthető, a szabályozó által elismert eszközalapra vetített, eszközarányos nyereség 2007. évben 6,9% volt. A 2007. júliusi tarifa változás során a belépési teljesítménydíj 8%-kal nőtt, a kilépési teljesítménydíj pedig gyakorlatilag szinten maradt. A forgalmi díj 10%-kal csökkent, amely az elismert gázár csökkenését tükrözi. A MEH (Magyar Energia Hivatal) kiadta a 2007. július 1-től 2008. június 30-ig hatályos szagosítási tarifákat.

Fizetett bányajáradék Magyarországon...

A társaság a Magyarországon termelt földgáz és kőolaj után 2007. évben a termékek árbevételének 49%-t fizette meg bányajáradékként a magyar államnak. 2007. évben a MOL Nyrt. által Magyarországon kitermelt kőolaj és 1998 után termelésbe állított mezőkön kitermelt földgáz után 12,5% volt a bányajáradék mértéke. A 2003-ban elfogadott Gáztörvény (GET) és a kapcsolódó végrehajtási rendeletek alapján a MOL Nyrt. 1998 előtt termelésbe állított mezőiből származó földgáztermelést ter-

helő bányajáradék mértéke – a törvényben meghatározott formula alapján – a 2006. évi 75%-ról 2007-ben 64%-ra csökkent. Az ezen mezőkről származó termelés után 2007-ben 66,2 Mrd Ft befizetés történt a bányajáradékból az energia ár kompenzációs kasszába. Az elkövetkező években a bányajáradék százalékos mértéke a termelés után a MOL és a Gazdasági és Közlekedési Miniszter közötti megállapodásban érintett mezőkre vonatkozóan a 2005 végén hatályos szabályok szerint alakul. Eszerint az 1998 előtt termelésbe állított mezőkről kitermelt földgáz után fizetett járadék mértéke – feltételezve, hogy a gázár növekedése alatta marad az elismert költség növekedésének –, egy meghatározott formula szerint fokozatosan csökken egészen addig, amíg el nem éri – megállapodás értelmében egy 1,02-1,05 értékű szorzótényezővel módosított – 12%-os szintet. Ez a kétoldalú megállapodás határozza meg a MOL által fizetendő bányajáradék mértékét a megállapodásban érintett magyarországi mezőkből kitermelt szénhidrogénekre vonatkozóan 2020-ig. A megállapodásban nem érintett mezőkre (beleértve a 2005. év utáni új felfedezéseket is) vonatkozóan a 2007. évben módosított Bányatörvény és a kapcsolódó végrehajtási rendeletek alapján meghatározott, termelt mennyiségtől és a Brent jegyzésártól függő járadékkulcsok és járadékfizetési szabályok vonatkoznak.

... és Oroszországban

Az orosz bányajáradék és export vám az átlagos Ural ár és az orosz rubel-USA dollár árfolyam függvénye; a számítás pontos képletét az adótörvény határozza meg. A hatóságok hivatalos közleményben adnak értesítést a bányajáradék mértékéről havonta, míg az export vámról kéthavonta. A bányajáradék mértéke 2007. december 31-én 17,5 USD/bbl volt, míg éves átlaga 19,1%-a volt a 2007-es átlagos Ural árnak. Az export vám 2007. december 31-én 37,9 USD/bbl volt, míg az éves átlag 41,0%-a volt az éves átlagos Ural árnak.

Értékesítés árbevétele, működési költségek és üzleti eredmény

Értékesítés árbevétele

A Csoport nettó árbevétele 2007-ben 10%-kal csökkent és 2.594,0 Mrd Ft-ot tett ki, főként a gázüzlet eladása miatt kieső árbevételt tükrözve, melyet a magasabb értékesített mennyiségek ellenére tovább erősítettek a finomítói termékek alacsonyabb átlagos értékesítési árai. A csökkenést részben ellensúlyozta a november közepén konszolidációba bevont olasz finomítóból (IES) származó árbevétel (41,0 Mrd Ft).

Az egyéb működési bevételek értéke 2007-ben tükrözi a 42,25%-os TVK részvénycsomag akvizícióján elszámolt 14,4 Mrd Ft egyszeri eredményt, valamint a gázüzlet értékesítésével kapcsolatban az E.ON Ruhrgas International AG-tól utólagos elszámolás címén járó 44,3 Mrd Ft-ot, melyből a 2007. január-június periódusra vonatkozó utólagos elszámolás keretében 17,4 Mrd Ft-tal növelte a társaság pénzügyi bevételit, míg a 2007 július-december periódus vonatkozásában további 26,9 Mrd Ft pénzügyi teljesítése a 2008. I. negyedévben várható. A két összehasonlító időszak vonatkozásában az egyéb működési bevételek elsősorban a gázüzlet 2006. I. negyedév végi eladásának 82,6 Mrd Ft-os egyszeri nyereségét tükrözik.

Anyagjellegű ráfordítások

Az anyagjellegű ráfordítások értéke 8%-kal csökkent, mely kis mértékben alulmúlja az értékesítési bevételek csökkenésének szintjét. Ezen belül az anyagköltség 9%-kal nőtt, főként a Ft alapú import kőolajár csökkenése, a feldolgozott

kőolaj mennyiségének emelkedése, valamint az IES 36,0 Mrd Ft-os hozzájárulása együttes hatásaként. Az eladott áruk beszerzési értéke 52%-kal csökkent, mivel az összehasonlító időszak tartalmazza az értékesített gáz üzletág hozzájárulását, valamint az értékesített kőolaj mennyiségének tárgyidőszaki csökkenését. Az igénybevett anyagjellegű szolgáltatások értéke 5%-kal növekedett, mely 131,3 Mrd Ft-ot tett ki.

Egyéb költségek és ráfordítások

Az egyéb költségek és ráfordítások 14%-kal 225,1 Mrd Ft-ra csökkentek, főként a két gázleányvállalat eladása, a ZMB közös vállalat által fizetendő alacsonyabb export vám és az alacsonyabb bányajáradék következtében. A bányajáradék csökkenését a Szőreg-1 mező értékesítése, az alacsonyabb hazai és külföldi termelési volumenek, valamint a szabályozott gáz nagykereskedelmi ár növekedésének együttes hatása okozta.

Személy jellegű ráfordítások

A személyi jellegű ráfordítások 7%-kal, 117,3 Mrd Ft-ra növekedtek, a 6,5%-os átlagos bérnövekedés és az 1,6%-os átlaglétszám növekedés együttes hatásának eredményeképpen. A Csoport záró létszáma 8,6%-kal, 13.861 főről 15.058 főre emelkedett, főként az IES, valamint a Tifon 2007. negyedik negyedévi megvásárlása, illetve a Kutatás-termelés üzletág nemzetközi terjeszkedése miatt.

A 2007. év során felmerült termelési költségekből 70,2 Mrd Ft kapcsolódik a félkész- és késztermékek állományának növekedéséhez, szemben a 2006. évi állománycsökkenés 13,3 Mrd Ft-os értékével.

Kutatás-termelés áttekintés

78,9 Mrd Ft-os üzleti eredmény

A Kutatás-termelés szegmens üzleti eredménye 78,9 Mrd Ft (429 millió USD) volt, ami forintban kifejezve 36%-kal, míg USA dollárban számolva 27%-kal alacsonyabb a 2006. évi szinthez képest. A 12%-kal csökkenő szénhidrogén termelés (elsősorban a Szőreg-1 termelésleállítása miatt, mivel a mezőből földalatti gáztároló kerül kialakításra) és a forinthoz képest 13%-ot gyengülő USA dollár eredményre gyakorolt negatív hatását csak részben ellensúlyozta a brenti olajár 11%-os emelkedése.

Az alacsonyabb bevételeket csak részben ellensúlyozták...

A szegmens működési bevételei összességében 55,2 Mrd Ft-tal, 335,4 Mrd Ft-ra csökkentek 2007-ben, alapvetően a Szőreg-1 mező eladása és az értékesítési árak csökkenése miatt. A magyarországi termelésű kőolaj átadási ára 4%-kal, míg a magyarországi termelésű földgáz transzfer- és eladási ára 13%-kal csökkent 2006-hoz képest (forintban számított átlagos árakat figyelembe véve).

...az alacsonyabb költségek

A működési költségek 11,1 Mrd Ft-tal voltak alacsonyabbak az előző évhez képest 2007-ben. Csoport szinten a fizetendő bányajáradék 26.8 Mrd Ft-tal csökkent, melyből a magyarországi termelés után a MOL Nyrt. által fizetett bányajáradék a 2006. évi 124,4 Mrd Ft-ról 97,1 Mrd Ft-ra csökkent. Ebből az 1998 után termelésbeállított mezőkből termelt földgáz után az energiaár kompenzációs kasszába fizetett bányajáradék összege 66,2 Mrd Ft volt 2007-ben, ami 23,7 Mrd Ft-tal kevesebb, mint 2006-ban. Az egyszeri tételek jelentősen növelték a szegmens költségeit. Fő elemei a következők: 6,8 Mrd Ft értékvesztés néhány kimerülő és szünetelő mező

esetében, 5,0 Mrd Ft leírás Jemenben a nem gazdaságos felfedezésekkel kapcsolatban és 6,0 Mrd Ft-nyi kőolaj értékesítéséből származó követelés leírása, mivel a követelés behajthatósága kérdéses.

Fő 2007-es céljainkat teljesítettük

Fő célunk egy erős és kiegyensúlyozott portfolió felépítése jelentős növekedési potenciállal megfelelő kockázat mellett. Ennek elérése érdekében maximalizáljuk a meglévő széhnidrogén vagyonunk értékét és olyan új termelő ill. megkutatott eszközöket, valamint kutatási területeket vásárolunk, melyeknél hatékonyan alkalmazhatjuk képességeinket és tapasztalatainkat. Koncentrálunk termelő mezőinken a fokozott kihozatali technikák alkalmazására és új projekteket indítunk meglévő területeinkhez közel. 2007-ben az alábbi lépéseket tettük:

- Intenzív termelésbeállítási tevékenységet folytattunk, hogy megállítsuk a termeléscsökkenést a biztos jövedelmezőséget generáló hazai mezőinknél. (Szőreg-1 termelését leszámítva)
- 1,8%-kal növeltük a nemzetközi termelést új oroszországi termelő eszközök vásárlásával
- Növeltük az SEC irányelvek szerinti bruttó bizonyított termelésbeállított és nem termelésbeállított készleteinket (Szőreg-1 mező értékesítését és az INA készleteinek 25%-os részesedését leszámítva)
- Elkészítettük az SPE irányelvek szerinti P1 és P2 készletértékelést is, hogy reálisabb képet kapjunk a készleteinkről 2008-tól
- Versenyképes szinten tartottuk a csoport szintű fajlagos termelési költséget
- Jelenlegi portfoliónkhoz stratégiai szempontból jól illeszkedő új kutatási eszközöket vásároltunk

Az összes termelés 2007-ben 90,4 ezer boe/nap volt, szemben a 2006-os 102,6 ezer boe/nap-pal. A csökkenést főként a Szőreg-1 mező termelésének leállítása okozta, amely mezőből földalatti gáztároló kerül kialakításra. A hazai eszközök a termelés 70%-át adták, míg a nemzetközi termelésben az orosz mezők domináltak.

Hazai szénhidrogén termelés

A magyarországi kőolaj- és földgáztermelés átlagosan 63,0 ezer boe/nap volt 2007-ben a 2006. évi 75,7 ezer boe/nap-pal szemben. 2007-ben a magyarországi átlagos kőolajtermelés (kondenzátumtermelés nélkül) 16,5 ezer boe/nap volt, amely 6,8%-os csökkenést mutat 2006-hoz viszonyítva. Az átlagos földgáztermelés (nettó szárazgáz) 39,4 ezer boe/nap volt, mely 17,8%-os csökkenést mutatott 2006-hoz képest, melyből 14% a Szőreg-1 mező értékesítésének hatásaként jelentkezik.

Intenzív mezőfejlesztés a jelenlegi készleteink termelésbeállítására

2007-ben jelentős hangsúlyt fektettünk a nem termelésbeállított készleteink termelésbeállítására; 8,2 Mrd Ft-ot költöttünk mezőfejlesztésre. Ezek a projektek kiváló megtérülést biztosítanak, mivel a szállítási infrastruktúra és a felszíni gyűjtési technológia már rendelkezésre áll.

EOR/IOR/EGR projektek a kihozatal maximalizálása érdekében

2007-ben hét mezőben alkalmaztunk fokozott olajkinyerési (EOR) eljárásokat, amelyekkel a teljes magyarországi kőolajtermelés 15,3%-át nyertük ki. A magas olajár és a kedvező bányajáradék szabályozás arra ösztönzött minket, hogy megvizsgáljuk a mezőinkben rejlő további EOR/IOR/EGR lehetőséget. 2007-ben 130 mezőt elemeztünk, amiből végül 36 projektet választottunk ki, hogy segítségükkel realizáljuk a hazai növekedési potenciált.

Szőreg-1 átalakítása földalatti gáztárolóvá

Folyamatosan vizsgáljuk, hogyan tudnánk eszközeinket a legeredményesebben használni. Ezért úgy döntöttünk, hogy egyik gázmezőnket (Szőreg-1) földalatti gáztárolóvá alakítjuk. Meggyőződésünk, hogy a tárolás üzletbe való visszalépéssel hosszabb távon tudunk profitálni kimerülőben lévő mezőinkből.

A nemzetközi termelést 1,8%-kal növelték az akvizíciók

A nemzetközi kőolaj termelés tavalyhoz képest 1,8%-kal, 27,4 ezer boe/nap-ra nőtt 2007-ben, mert oroszországi akvizícióink ellensúlyozni tudták az érett ZMB mező termelésének csökkentését (Oroszország, Nyugat-Szibéria, 50% MOL részesedés).

Szinten lévő orosz termelés az akvizícióknak köszönhetően

Részesedésünk a ZMB mező kőolajtermelésben 2007-ben elérte a 23,9 ezer bbl/nap értéket, amely 8,2%-os csökkenést jelent az előző évhez képest. A Baitugan mező (Oroszország, Volga-Ural régió, 100% MOL részesedés) termelése 1,8 ezer bbl/nap volt 2007-ben, míg a Matjushkinskaya blokk (3231 km^2 a Tomsk régióban, amiben a MOL 2007 áprilisában szerzett 100% részesedést) átlagosan 0,6 ezer bbl/nap többlettermelést (2007 decemberében 1,1 ezer bbl/nap csúcs napi termeléssel) jelentett.

Intenzív termelés-beállítás Oroszországban

A ZMB mezőben 23 új termelő és vízbesajtoló kút fúrása történt meg 2007-ben. A Baitugan mező esetében 2007 fő feladata a jövőbeni termelésnövekedés alapjainak megteremtése volt. Az érvényben lévő mezőfejlesztési terv módosítása és engedélyeztetése eredményeként megkezdődött a felszíni létesítmények átalakítása. Az év végén elindult a fúrási tevékenység is. 260-275 millió USA dollárt szándékozunk költeni mezőfejlesztésre, amely becsléseink alapján 2014-re a napi termelést 14,0 ezer bbl-re növelheti. A Matjushkinskaya mezőben új termelő kutakat állítottunk működésbe, a meglévő kutaknál rétegrepesztést hajtottunk végre, ami a napi termelés decemberi emelkedését eredményezte. Elindult a főgyűjtő és az olajátadó építése, hogy csökkentsük a belső szállítási és előkészítési költséget és megteremtsük a jövőbeli magasabb termelés feldolgozásához a megfelelő feltételeket.

Pakisztáni termelés 1,2 ezer boe/nap felett

A Tal blokkban található Manzalai és Makori mezők (Pakisztán, 8,42% MOL részesedés) termelése 2007-ben 14,0 ezer boe/nap felett volt (1,2 ezer boe/nap MOL rész). A felszíni technológia és 200 km gázvezeték építése valamint 6 termelő kút fúrása folyamatban van, a projekt a mezőfejlesztési tervünknek megfelelően halad. A Makori mező lehatárolására várhatóan 2008 folyamán sor kerül.

Készleteink (SEC) a Szőreg hatását leszámítva szinten maradtak

A 2007. december 31-i fordulónapra vonatkozó SEC irányelvek szerinti készletértékelés alapján a MOL-csoport összes bruttó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogén készlete 255,4 millió hordóegyenérték (millió boe) volt, amely 18,7 Mrd m^3 (130,3 millió boe) – kondenzátummal és folyékony gáztermékekkel együtt értelmezett – földgázból és 17,3 millió tonna (125,1 millió boe) kőolajból állt. (A készletek nem tartalmazzák a horvát nemzeti olajvállalatban (INA, d.d.) szerzett 25%+1 részvénnyi részesedésnek megfelelő készletet.) A 2007. december 31-i nettó bizonyított (termelésbe állított és nem termelésbe állított) szénhidrogén készlet 182,8 millió boe volt, ami 12,1 Mrd m^3 (74,1 millió boe) földgázból és 14,9 millió tonna (108,7 millió boe) kőolajból tevődött össze.

A hazai készletek csökkentek

A 2007. évi hazai kitermelés 22,9 millió boe-kel csökkentette a magyarországi bruttó bizonyított készletet, míg a Szőreg-1 mező földalatti tárolóvá történő átalakítása 17 millió boe csökkenést okozott. A magyarországi új találatok és mezőkiterjesztések

1,3 millió boe-kel növelték a bruttó bizonyított készleteket, míg a készletátértékelés 10,7 millió boe-kel csökkentette azt.

Az orosz akvizíciók növelték a nemzetközi készleteinket

Nemzetközi téren a készletek felülvizsgálata (főleg a 2006. év végén megszerzett Baitugan mező felülvizsgálatának köszönhetően) 45,9 millió boe bizonyított készletnövekedést eredményezett. 2007 áprilisában megvásároltuk a Matjushkinskaya mezőt, ami 2,3 millió boe készletnövekedést eredményezett az év végi készletértékelésben. A 2007. évi orosz és pakisztáni kitermelés 9,8 millió boe-kel csökkentette a bruttó bizonyított készleteket.

2006-ban független készlet auditot végzett a DeGolyer és MacNaughton a 2005. december 31-re vonatkozó ténylegesen kitermelhető készlet meghatározása céljából. Ezen audit alapján a ZMB 2005. év végi összes bizonyított készlete 104,5 millió bbl (SEC irányelvek szerint). 2007. december 31-én a MOL részesedés szerinti összes bizonyított készlete – figyelembe véve a 2006-2007. évi termelést – 34,4 millió bbl. A Baitugan mező bizonyított készletének nagysága a 2007. december 31-ei készletértékelés (összhangban az SEC irányelvekkel) alapján 50,9 millió bbl-re tehető. A Matjushkinskaya mező bizonyított készlete 2,3 millió bbl (összhangban az SEC irányelvekkel).

A Tal blokkban található Manzalai és Makori mezők (Pakisztán, 8,42% MOL részesedés) SPE irányelveknek megfelelő készletértékelés szerinti MOL-ra jutó bizonyított készlete 13,7 millió boe volt 2007. december 31-én. A hosszú távú gázszállítási szerződések hiánya miatt az SEC irányelvek szerint csak 0,5 millió boe bizonyított készletet veszünk figyelembe.

Az SPE P1+P2 készletek 340 millió boe-t tesznek ki.

A MOL 2008-tól kezdődően az SEC irányelvek szerint számolt készletadatok mellett közzéteszi az SPE szerinti P1 és P2 készletadatait is. A vállalat véleménye szerint az SPE irányelvek szerinti készlet adatok egy realisztikusabb képet nyújtanak a társaság készleteinek helyzetéről. A MOL 2007 év végi SPE szerinti bruttó bizonyított készletei 277,2 millió boe-t tesznek ki, amely csak a MOL hazai és nemzetközi készleteit tartalmazza, a MOL 25%-os részesedésnek megfelelő INA készleteket nem. Az SPE P1+P2 adatok 340,6 millió boe-t tesznek ki (az INA készleteinek 25%-a nélkül).

Továbbra is igen versenyképes fajlagos költségek

A folyó fajlagos szénhidrogén-kitermelési költség a 2006. évi 3,2 USD/boe-ről 2007-ben a kedvezőtlen árfolyamváltozásnak és a csökkenő termelési mennyiségeknek köszönhetően 4,18 USD/boe-re emelkedett, azonban még mindig nagyon versenyképes a 7,9 USD/boe 2006-os európai iparági átlaghoz képest.

Fő célunk egy erős és kiegyensúlyozott portfolió felépítése

2007-ben intenzív kutatási tevékenységet folytattunk Magyarországon, előrehaladtunk a nemzetközi kutatási projektjeinkkel Pakisztánban, Kazahsztánban, Ománban és Jemenben és stratégiai céljainkkal összhangban új projekteket indítottunk Oroszországban, a Közel-Keleten, Közép-Ázsiában és Afrikában.

Kiugróan jó, 50%-os kutatási sikeresség

Kiugró siker jellemezte a kutatási tevékenységünket 2007-ben. Összesen 16 kutatófúrást mélyítettünk, amelyből 8 eredményezett kereskedelmileg hasznosítható mennyiséget, azaz a fúrások 50%-a sikeres volt. Ezek a sikerek kiemelik a MOL magyarországi kutatási területeinek magas potenciálját, ahol a kutatási tevékenység különösen sikeres volt: a 2007. év során tesztelt 13 kutatófúrásból 8 kút lett

gáztermelővé minősítve, míg 5 kút száraznak bizonyult vagy a tesztelés során nem eredményezett gazdaságosan kitermelhető szénhidrogén mennyiséget. További két fúrás tesztelés alatt van illetve tesztelésre vár ezen jelentés készítésekor.

Új partnerek a hagyományos kutatásban...

A tudásbázisunk és működési fókuszunk szélesítése érdekében, valamint kockázat és költség megosztási okokból számos projektünkbe partnert vontunk be. Stratégiai partnerünk a horvát INA, valamint az USA székhelyű Aspect Energy leányvállalata, a Hungarian Horizon Energy (HHE). Mindkét együttműködés sikeres volt 2007-ben, amit az 5 sikeres kutatófúrás is bizonyít.

...és a nem-konvencionális kutatásban

Az ExxonMobil-lal is partnerségre léptünk, hogy megvizsgáljuk Magyarország nem-konvencionális gázpotenciáljának jelentős részét. Célunk, hogy az ExxonMobil széleskörű tapasztalatát, korszerű technológiáját és ismereteiet a MOL kiemelkedő magyarországi geológiai és olajipari ismereteivel együtt alkalmazva érjünk el sikereket a kutatásban.

Legerősebb kutatási pozíció Magyarországon

Magyarországon a MOL-csoport rendelkezik a legerősebb pozíciókkal a kutatási blokkok tekintetében. 2007 végén a MOL-csoport 29 db kutatási területtel rendelkezett Magyarországon, amelyek összterülete 33.825 km^2-t tett ki. Ezen felül két új kutatási terület felvételi kérelmünk van folyamatban (2.735 km^2).

Fúrási program előkészítése Oroszországban

A Surgut-7 blokkban (Oroszország, 100% MOL részesedés) 3 ígéretes leadet és prospectet azonosítottunk az első szeizmikus értelmezés során. További 3D szeizmika mérése jelenleg folyamatban van. Az első prospecten a fúrást 2008 márciusára tűzték ki. A már termelő Matjushkinskaya blokk jelentős kutatási potenciállal rendelkezik. A 2008-as fúrási program előkészítése 2007-ben megtörtént. Mindkét blokk közel van termelő mezőkhöz és felszíni technológiához, ami szinergiát nyújthat sikeres találat esetén.

Újabb siker a pakisztáni kutatásban

2007-ben egy ígéretes kutatófúrást mélyítettünk a Mamikhel szerkezetre, ami földgáz és kondenzátum felfedezést eredményezett.

A Margala és Margala Észak kutatási blokkok Észak-Pakisztánban, a termelő Potwar-medence keleti részén helyezkednek el. 2007 elején a koncessziós szerződésekkel összhangban mindkét blokkban a kezdeti 100%-os részesedésünkből 30%-ot értékesítettünk a POL-nek (Pakistan Oilfields Ltd.). A jelenlegi 70% a részesedésünkből mindkét blokkban további partnerbevonásra törekszünk 20% részesedés erejéig. 2007-ben geológiai geofizikai és terepi munkákat végeztünk, hogy előkészítsük a 2008-as 2D szeizmikus mérést.

Fedorovsky kutatási blokk (Kazahsztán)

27,5% részesedésével operálunk a kazahsztáni Fedorovsky kutatási területen. Miután a déli medencerészen mélyült két kutatófúrásunkból az egyikben ipari mennyiségű olajbeáramlást kaptunk, a kutatási tevékenység súlypontját az északi területrészre helyeztük át.

Jemeni és ománi kutatási projektek

Ománban (100% MOL részesedés) előkészítettük a 2008-as szeizmikus mérést; 2007-ben a geofizikai kutatások megtervezése és a lehetséges szolgáltatók kiválasztása volt a fő feladatunk. A jemeni 48-as blokkban (100% MOL részesedés)

2 kutat mélyítettünk (Tibela North-1 és Tibela Northwest-1), melyek igazolták a korábbi geológiai modellt, azonban egyik fúrás sem adott ipari értékű szénhidrogén beáramlást.

Új kutatási projektek Kurdisztánban és Kamerunban

A MOL két termelés megosztási szerződést írt alá a Kurdisztáni Regionális Kormánnyal és a Gulf Keystone Petroleum Int. Ltd-del Irakban 2007 novemberében. Az Akri-Bijeel blokkban a MOL az operátor 80% részesedéssel, a Shaikan blokkban 20% nem-operátori részesedéssel rendelkezünk.

2007. végén a kameruni Ngosso blokk 40%-ának megszerzésére szerződést írtunk alá a Tullow Oil-lal. A szerződés lezárása a kameruni kormány engedélyétől függ.

Feldolgozás és Kereskedelem áttekintése

Az üzleti eredmény USA dollárban számítva 12%-kal növekedett, forintban stabil maradt

A szegmens üzleti eredménye 935,4 millió USA dollárt tett ki, ami 12%-os növekedést jelentett 2007-ben. A forintban számolt üzleti eredmény viszonylag stabil maradt, 171,9 Mrd Ft volt, csupán 1,9%-kal maradt el a 2006. évi eredménytől. A magasabb értékesítési volumenek, a kedvezőbb crack spreadek és a hatékonyság javulása nagyrészt ellensúlyozni tudta a helyi valutákkal szembeni USA dollárgyengülés negatív hatásait.

Fenntartottuk kiemelkedő hatékonyságunkat

Az előző évekhez hasonlóan 2007-ben is megőriztük vezető profittermelő képességünket az európai downstream olajtársaságok között. A kiemelkedő eredményességünk fő mozgatórugója a magas minőségű finomítói és logisztikai eszköz állományunk. A vezető technológiában történt stratégiai fejlesztés lehetővé teszi egyrészt a nehéz, savanyú kőolaj vásárlását (a kőolaj feldolgozás 92%-a volt 2007-ben), másrészt kiemelkedő termékhozamok elérését magas motorikus üzemanyag kihozatallal valamint a lehető legalacsonyabb maradék feldolgozással. A „kőolajtól a műanyagig" filozófiánkon alapuló teljes ellátási lánc optimalizáció valamint a komplex logisztikai rendszerünk egyaránt hozzájárult a sikerünkhöz.

A növekedési stratégia sikeres folytatása

Növekedéssel kapcsolatos stratégiai kezdeményezésünket sikeresen folytattuk. Organikus növekedési lehetőségként új, nagy kapacitású vákuum gázolaj hidrokrakk üzem építését indítottuk el 2007 májusában a Dunai finomítóban, hogy profitáljunk a legfontosabb piacainkon jelentkező középpárlatok iránti növekvő keresletből. A negyedik negyedévben történt olaszországi IES és a horvátországi Tifon akvizíciókkal közelebb kerültünk a növekedési stratégiánk megvalósításához. Hosszútávú megállapodást kötöttünk a CEZ-zel (cseh energetikai vállalat), hogy belépjünk a rendkívül vonzó energia piacra.

Dizelizáció mozgatja az iparági befektetéseket

A középpárlatok (diesel, jet, tüzelő olaj) iránti globális keresletbővülés a várakozások szerint, messze meghaladja az egyéb olaj termékek kereslet növekedését. Az európai dízel deficit 15 Mt-ra rúgott 2007-ben az IEA adatai szerint és a dízelhiány további növekedése várható. 2015-re Közép-kelet-európai térségben 11 Mt-ás hiányt várunk. Ez a növekvő kereslet kiváló lehetőséget jelent számunkra.

Kiemelkedő jelentőségű hidrokrakk projekt a gázolaj növelése érdekében

Folytatjuk a hidrokrakk projektet a Dunai finomítóban azzal a szándékkal, hogy kiaknázzuk a növekvő gázolaj iránti keresletben rejlő lehetőséget. A beruházás három fő pillére: Növeljük a kőolaj feldolgozó kapacitásunkat 1,3 Mt/év-vel felújítások és kapacitásbővítések által, hogy fogadni tudjuk a növekvő REB típusú orosz olaj mennyiséget. Építünk egy új hidrokrakk üzemet 1,5 Mt/év kapacitással, hogy növeljük a konverziós kapacitásunkat. Bővítjük a meglévő késleltetett kokszolót 0,3 Mt/év további kapacitással, hogy feldolgozzuk a maradék anyagot. A beruházás várható CAPEX igénye 300 millió EUR. Ezen beruházások eredményeként dízel termelésünk 1,3 Mt/évvel nő, amely gáz- és tüzelőolaj kihozatalunkat a jelenlegi 44%-ról 2011-re 53%-ra emeli.

IES akvizíció...

A nem organikus stratégiánk teljesítését folytattuk, melynek eredményeként 100% részesedést szereztünk az észak-kelet olaszországi Italiana Energia e Servici (IES) olajfinomító és kereskedő vállalatban 2007. november 15-én. Az IES tulajdonában áll a mantovai finomító (2,6 Mt/év kapacitás) és egy 176 kútból álló hálózat. A finomító a meglévő eszközeinkhez hasonló adottságokkal rendelkezik: nagy komplexitású (NCI: 8,4), tengerektől elzárt finomító, ami jó minőségű termékeket, kedvező termékkihozatallal (középpárlat aránya 46%) állít elő nehéz kőolajból.

...a jelenlegi erősségeinkre építve lehetőséget teremt új piacok elérésére

Az új üzleti egység Észak-Olaszország magasan motorizált területén található. A tranzakció kiváló lehetőséget biztosít számunkra, hogy jelenlegi fókusz területünket kibővítsük Észak-Kelet-Olaszországgal, Ausztriával és Svájccal. Ezen felül ez a magas keresleti piac az INA rijekai finomítója számára közép távon piacot jelenthet. Célunk a meglévő kőolajfeldolgozási, finomító fejlesztési és marketing területen szerzett speciális tudásunk segítségével javítani a profitabilitást. Egy 145 millió eurós beruházási programot tervezünk a finomítóban 2008-ban a dízel kénmentesítésre és a kapcsolódó környezetvédelmi elvárásokra fókuszálva. Folytatjuk a lehetőségek vizsgálatát, hogy növelni tudjuk a kőolajfeldolgozás kapacitását valamint a maradék feldolgozás szintjét, és egy profitábilis kiskereskedelmi hálózaton keresztül terjeszkedünk a célpiacainkon.

Tifon – töltőállomás hálózat bővítése

100% részesedést szereztünk a horvát üzemanyag kis- és nagykereskedő Tifon cégben 2007. október 31-én. A Tifon jelenleg 35 prémium töltőállomást üzemeltet Horvátország egész területén. Tifon a negyedik legnagyobb üzemanyag nagykereskedő 8%-os piaci részesedéssel a horvát piacon, míg a kiskereskedelmi piaci részesedése 7%-ot tett ki 2007 végén. Ezen túlmenően a társaság több mint 20 új prémium helyszínen folytat hálózatfejlesztési projektet, amelyeket várhatóan két éven belül befejez.

A tranzakció egy újabb lépéssel közelebb vitt minket stratégiai céljaink megvalósításához az észak-adriai régióban. Tovább kívánjuk növelni a hálózat eredményességét új kiskereskedelmi termék és szolgáltatási kör bevezetésével (Vásárlói Érték Teremtés) valamint szigorúbb költséggazdálkodással.

Közös vállalat a CEZ-zel – belépés az áram piacra

Stratégiai szövetségre léptünk és vegyes vállalati megállapodást írtunk alá a CEZ, cseh energetikai vállalattal, hogy közösen dolgozunk gáztüzelésű erőművek építésén Közép- és Dél-Kelet-Európában (Szlovákiában, Magyarországon, Horvátországban és Szlovéniában). Az CEZ-zel történő együttműködéssel beléptünk az igen vonzó

energia piacra egy elismert partnerrel, mely további növekedési lehetőségeket rejt magában. A partnerségünk továbbá jelentős szinergiákat nyújt, javítja az energiaellátás biztonságát, növeli finomítóink hatékonyságát és komplexitását.

Az első jelentős beruházás 2 kombinált ciklusú gáz turbinás erőmű építése (egyenként 800 MW kapacitás), melynek tüzelőanyaga elsődlegesen gáz és finomítói maradékanyag Pozsonyban illetve Százhalombattán. Továbbá modernizáljuk és 160MW-ra bővítjük a pozsonyi hőerőmű kapacitását. Mindkét erőmű beruházás igénye 1,4 Mrd euro, az üzembehelyezés várható időponja 2013-14. Ez egy fontos lépés a finomítók költséghatékony és biztonságos áram- és gőz ellátásának eléréséhez, tovább növelve azok komplexitását.

A feldolgozott kőolaj mennyisége 6%-kal nőtt

2007-ben az összes feldolgozott kőolaj mennyisége 6,1%-kal 12,5 Mt-ról 13,3 Mt-ra növekedett a zökkenőmentes finomítói működésnek köszönhetően. A magyarországi feldolgozás (7,0 Mt) 2,3%-kal volt több mint a 2006. évi mennyiség. A Dunai Finomítóban feldolgozott magyarországi kőolaj részaránya az előző évek tendenciájához hasonlóan tovább csökkent, 2007-ben már csak 11,4%-ot tett ki (2006-ban 12,4%), míg a feldolgozott import kőolaj 3,5%-kal nőtt. A Slovnaft 6,0 Mt import kőolajat dolgozott fel, 5,6%-kal többet, mint az előző évben. A IES konszolidációja 0,3 Mt-val növelte a negyedik negyedév feldolgozását.

A finomítói termékek értékesítése 8%-kal növekedett

A finomítói termékek összes értékesítése – beleértve a PB- és gáztermék volumeneket, de figyelmen kívül hagyva a Petrolkémia szegmensnek értékesített vegyipari alapanyagokat – 13,1 Mt-át ért el 2007-ben, az előző évi 12,1 Mt-val szemben. A IES konszolidációja 0,3 Mt-val növelte a finomítói termékek értékesítését a negyedik negyedévben. A profit optimalizálási célunk miatt a legfontosabb piacokra koncentráltunk.

A hazai piacokon megőriztük vezető pozíciónkat

A magyar piacon az összes eladásunk 0,1 Mt-val 4,9 Mt-ra emelkedett 2007-ben. A magasabb értékű termékek esetében sikerült növekedést elérnünk (gázolajok 4,0%, motorbenzinek 3,5%). Szlovákiában értékesítésünk 4%-kal növekedett (közel 0,1 Mt többlet) elsősorban a növekvő dízel eladások miatt, de a motorbenzin értékesítésünk is 9%-kal bővült.

Növekvő export

A Csoport exportja 5,8 Mt-ról 6,7 Mt-ra emelkedett. Ezt a növekedést alapvetően a gáz- és tüzelőolaj export közel 13%-os (0,4 Mt), a motorbenzinek 8%-os (0,1 Mt) és a bitumenexport 134%-os (0,2 Mt) bővülése okozta, részben pedig a 2007. negyedik negyedévi IES és Tifon akvizíciók.

Kedvező, 6%-os kereslet bővülés

A kőolaj ár és a nemzetközi termék jegyzésárak emelkedésének ellenére az üzemanyagok iránti kereslet a régió piacán továbbra is jelentős mértékben, 6%-kot meghaladó ütemben nőtt, elsősorban a gyors gazdasági növekedés következtében. Ezen belül a motorbenzinek iránti kereslet kismértékben, míg a dízel fogyasztása jelentősen emelkedett, köszönhetően az infrastrukturális beruházások miatt megnövekedett szállítási igényeknek, valamint a dízel-üzemű személyautók terjedésének. A régió üzemanyag-piacán a MOL-csoport sikeresen megőrizte pozícióját.

A magyar üzemanyag fogyasztás 4%-kal növekedett

Magyarországon az üzemanyagok lakossági felhasználása a visszafogott gazdasági növekedés és megszorító intézkedések ellenére több mint 4%-kal nőtt. A közúti áruszállítás rendkívül dinamikusan, 17%-kal emelkedett 2007-ben áru-tonna-kilométer alapon, míg a lakossági üzemanyag-kereslet csökkent 2007-ben. A MOL 2007-ben is megőrizte erős pozícióját az üzemanyagok nagykereskedelmi piacán, melyben szerepet játszott a hatékony kereskedelmi munka és a kiváló termékminőség. Az értékesítésünk a piaci növekedéssel összhangban emelkedett: a motorbenzin 3,5%-kal, míg a motorikus gázolaj 4,2%-kal haladta meg az előző évi mennyiséget. 2007. július 1-től a motorbenzineket minimum 4,4%-os (v/v) megújuló üzemanyag komponens tartalommal értékesítjük Magyarországon. A bioetanol tartalmú motorbenzin bevezetése sikeresen megtörtént. 2007. végétől Magyarországon a motorikus gázolajat is kizárólag 4,4%-os (v/v) biodízel tartalommal értékesítjük.

A szlovák üzemanyag kereslet 6%-kal növekedett

Szlovákiában a motorbenzin felhasználás 2%-kal nőtt. A hipermarket töltőállomások terjeszkedése ellenére 2007-ben növelni tudtuk részesedésünket. A kereskedelmi munkának köszönhetően értékesítésünk 9%-kot meghaladóan nőtt. A motorikus gázolaj iránti kereslet több mint 8%-kal emelkedett, míg értékesítésünk 7%-kal nőtt.

A bitumen kereslet csökkent főbb piacainkon

Magyarországon és Szlovákiában is több jelentős infrastrukturális beruházás, autópálya-építési projekt zárult le vagy került a végső szakaszba 2007 előtt, ami jelentős hatással volt a bitumenek piacára. A magyar felhasználás 45%-kal esett vissza, piaci részesedésünk enyhén csökkent és 71%-ot tett ki. A szlovák piac 25%-kal csökkent az előző évhez képest, ezzel szemben növelni tudtuk részesedésünket 65%-ra.

Magasabb LPG piaci részesedés

A PB- és gáztermékek magyarországi piaca az enyhe időjárásnak köszönhetően csökkent, ennek ellenére piaci részesedésünk emelkedett. A nagykereskedelmi részesedésünk a tavalyi 76%-ról 79%-ra nőtt, míg a kiskereskedelemben elért 23%-os részesedésünk egy százalékponttal haladja meg az előző évit. Szlovákiában tovább folytatódott az autógáz forgalmazásunk bevezetése a Slovnaft töltőállomás hálózaton; 2007-ben már 95 töltőállomáson forgalmaztunk autógázt, szemben a 2006-os 84 töltőállomással. Magyarországon 151 kútnál forgalmaztunk autógázt, ami 4 kúttal kevesebb az előző évihez képest.

Petrolkémiai alapanyag-mennyiség 8%-kal emelkedett

2007-ben a Petrolkémiai szegmensnek átadott termék-mennyiség az előző évi mennyiséget 200 kt-val meghaladóan 2.700 kt-ra emelkedett. Ebből a vegyipari benzin 1.994 kt, a vegyipari gázolaj 203 kt volt. (Ugyanezen termékek átadása 2006-ban 1.841 kt illetve 158 kt volt.) A Petrolkémia szegmens 2007-ben 630 kt különböző melléktermékét adott át tovább feldolgozásra a Feldolgozás és Kereskedelem szegmensnek.

A kiskereskedelem teljesítménye és a vevőelégedettség javult

Jelentős javulást értünk el az általános márkafelismerés terén az érett piacainkon (Magyarország, Szlovákia és Románia) történt fogyasztói elégedettség 4%-os növekedésén keresztül. A vevőink megítélése az üzemanyag minőség, a kutak megjelenése és az udvarias kiszolgálás tekintetében is javult. A MOL-t innovatívnak, minőség vezetőnek látják a legtöbb piacunkon, amely biztos megtérülést nyújt befektetéseinknek. A kiskereskedelem területen a telített piacainkon az akvizíciókkal kapcsolatban a tudástranszfer és az integrációs gyakorlat átadása folyamatban van (több mint 200 kiskereskedelmi kút a Tifontól és az IES-től), hogy kihasználjuk a szinergiákat.

Stabil kiskereskedelmi értékesítés Magyarországon

A magyarországi üzemanyag kiskereskedelmi értékesítésünket (autógáz nélkül) 2007. évben a 2006-os szinten tudtuk tartani, mivel a motorbenzineknél jelentkező 1,3%-kal alacsonyabb értékesítésünket ellensúlyozta a motorikus gázolaj-eladásunknál tapasztalható 0,9%-os emelkedés. Az átlagos töltőállomási forgalom 1,4%-kal alacsonyabb volt az előző évinél. A Magyar Ásványolaj Szövetség (MÁSZ) adatai alapján kiskereskedelmi piaci részesedésünk 1,6 százalékponttal 36,7%-ra csökkent (a motorbenzineknél 33,9%, a gázolajoknál 39,7%) a hipermarketek intenzív növekedésének valamint új szereplők piacra lépésének köszönhetően. Shop értékesítésünk 12,0%-kal volt magasabb, mint 2006-ban, míg flotta kártyás forgalmunk 3,9%-kal csökkent.

Egy töltőállomásra jutó értékesítés 13%-kal növekedett Szlovákiában...

2007. évben is tovább folytattuk a töltőállomás-hálózat hatékonyságát javító programunkat Szlovákiában, így az egy töltőállomásra jutó üzemanyag-értékesítés 13%-kal nőtt a 2006. évhez képest. A Slovnaft szlovákiai kiskereskedelmi piaci részesedése a SAPPO adatai alapján stabil maradt, a benzin esetében 38,5%, míg a gázolajnál 41,0% volt.

...és 8%-kal növekedett Romániában.

Romániában a hálózat méretének csökkenése miatt üzemanyag-értékesítésünk 2,9%-kal csökkent. 30 a MOL hálózatba legkevésbé illeszkedő töltőállomást eladtunk, míg 11 kutat vásároltunk a Petrom-mal kapcsolatos üzletben és 2 új kutat nyitottunk. Ennek eredményeként a teljes értékesítés csökkent, míg az egy töltőállomásra jutó értékesített mennyiség 7,8%-kal nőtt. A MOL romániai kiskereskedelmi részesedése alig változott, 12,8% volt. A román piacon a shop értékesítésünk nem összehasonlítható 2006-os esztendővel az üzemeltetési forma változása miatt.

Szerbiában a terjeszkedési stratégiánk megvalósításának következtében hálózatunk üzemanyag értékesítése duplájára nőtt (49,3 millió liter).

Közel 1000 töltőállomás

Év végén 994 töltőállomást üzemeltettünk, ebből Magyarországon 357, Szlovákiában a hatékonyság növelés érdekében történt bezárások után 209, Romániában 122, Csehországban 30 töltőállomás üzemelt. Sikeresen végrehajtott akvizíciós lépések következtében 2007. október 31-ével a MOL tulajdonába került a horvátországi Tifon 35 kútjából álló hálózat, 2007. novemberétől pedig az olaszországi IES akvizíciójának köszönhetően 176-tal nőtt az üzemeltetett kutak száma.

Petrolkémia áttekintése

Rekord üzleti eredmény 76%-os növekedéssel 2007-ben

A 2007-ben elért 40,9 Mrd Ft-os üzleti eredményünk a petrolkémiai szegmens történetében a legmagasabb, ami 76%-os növekedést mutat a 2006. évi 23,3 Mrd Ft-hoz viszonyítva. A kiemelkedő eredmény nagymértékben köszönhető annak, hogy az új termelőkapacitások folyamatosan javuló kihasználása valamint a javuló belső működési hatékonyság következtében a termelési illetve értékesítési volumenek rekordot értek el, ami lehetővé tette a kedvező piaci helyzet maximális kiaknázását.

Rekord termelt mennyiség

2007-ben mind a monomer, mind a polimer termelés jelentősen, 12 illetve 9%-kal bővült az előző évhez képest. Az új olefingyár folyamatosan névleges kapacitás felett termelt, így az etilén termelés 870 kt-ra emelkedett, amely a legmagasabb a szeg-

mens eddigi történetében. Az új HDPE és PP üzemek magas kapacitáskihasználtsága révén a polimer termelés rekord szintet elérve meghaladta az 1,2 millió tonnát.

7%-os polimer értékesítés növekedés

A kiegyensúlyozott termelés és a kedvező piaci környezet hatására 7%-kal emelkedett az értékesített polimer volumen az előző évi mennyiséghez képest. A legjelentősebb növekedés a HDPE (+12%) és a PP (+7%) termékeknél következett be elsődlegesen az új HDPE és PP üzemek magasabb kapacitás kihasználásnak köszönhetően.

A polimer értékesítés összetétele is átalakult; a HDPE részaránya 33%-ra, a PP részaránya 45%-ra nőtt az LDPE 22%-os részesedése mellett.

Mind a magyarországi mind a szlovákiai termékértékesítés 12 kt-val volt magasabb, mint az előző évben. Az export értékesítés súlya tovább emelkedett, tükrözve a kereskedelmi hatékonyság javulását. Főként a cseh, az osztrák, a német, a lengyel, és olasz piacokon sikerült jelentősen növelni az értékesítésünket.

Kedvező integrált petrolkémiai árrés

A 2007-es év csaknem egészét kedvező alapanyag- és termék piaci tendenciák jellemezték. Az iparág fedezettermelő képességét jelző vegyipari integrált margin euróban éves szinten 7,0%-kal javult. 2007-ben a polietilén (PE) jegyzési árak 8-10%-kal növekedtek, a polipropilén (PP) jegyzési árak 6-7%-kal emelkedtek az elmúlt évihez képest, míg a naphtha euróban számított jegyzési ára 10%-kal volt magasabb. A korábbi évnél gyengébb USA dollárnak kedvező hatása volt az integrált árrésre.

Földgáz szegmens áttekintése

Bázis közeli üzleti eredmény a gázszállítás teljesítményét tükrözi

A Földgáz szegmens konszolidált üzleti eredménye 38,7 Mrd Ft volt 2007-ben, szemben a 2006. évi 111,6 Mrd Ft-tal. A gázüzlet 2007-es üzleti eredménye nem összehasonlítható a bázissal, mivel a 2006-os üzleti eredményét jelentős mértékben befolyásolta a két gáztársaság (MOL Földgázellátó Zrt. és a MOL Földgáztároló Zrt.) 2006. március 31-i értékesítésének (E.ON) egyszeri eredmény növelő hatása (74 Mrd Ft).

A két időszak eltérő működési feltételeinek és az értékesítés egyszeri hatásának a kiszűrése után a gázüzlet eredménye alapvetően az FGSZ Földgázszállító Zrt. (korábban MOL Földgázszállító Zrt., továbbiakban FGSZ Zrt.) eredményének hatását tükrözi. A tárolási üzlet, – amelybe a MOL 2007. I. negyedévben ismét belépett az MMBF Zrt-ben (korábban MSZKSZ Zrt.) szerzett részesedés vásárláson keresztül – valamint az energiakereskedelemmel foglalkozó MOL Energiakereskedő Kft. működése jelenleg még nem gyakorol jelentős hatást a gáz szegmens eredményére.

Az FGSZ Zrt. üzleti eredménye stabil maradt

A FGSZ Zrt. IFRS üzleti eredménye 2007. évben 30,9 Mrd Ft, mely a 2006. évi üzleti eredménnyel megegyezik. Az eredmény alakulásában számos tényező közrejátszott: a magyar piac szereplőinek kiszámlázott teljesítmény túllépési díjból a 2006-os évben 2,1 Mrd Ft bevétel realizálódott, amely azonban a 2007-es évben a jogszabályi változások miatt nem jelentkezett. A magyarországi szállításból

származó árbevétel 0,5 Mrd Ft-tal 55,1 Mrd Ft-ra nőtt. Az enyhe időjárás miatt a szállított mennyiségek 13,4%-kal csökkentek, de a tarifa korrekció ellensúlyozta a negatív hatást.

A nem szabályozott tranzit-földgázszállítás árbevétele 3,8%-kal (13,9 Mrd Ft-ra) csökkent 2006-hez képest. A tranzitált földgáz mennyiség szintje a bázis évhez hasonlóan alakult. A tranzitdíj növekedését kedvezően befolyásolta a szerződéses konstrukció és a gázár, de a devizaárfolyam változása kedvezőtlen hatással volt a bevételekre.

A bevételek eredmény csökkentő hatását kompenzálta a működési költségek (ELÁBÉ és alvállalkozói teljesítmények nélkül) 5,4%-os csökkenése. Ezen belül, az üzemeltetési célból – főként a kompresszorok meghajtására – felhasznált földgáz költség 25,6%-os megtakarítást mutat, a 15,5%-os volumen csökkenés következtében.

Kapacitás bővítés – új vezeték építése

Az FGSZ Zrt. megkezdte a magyar import kapacitás 30 Mm^3/nap-os bővítését, amely várhatóan 2009 III. negyedévétől fog szerepet játszani Magyarország és a régió gázellátásában. A projekt forrás igénye 69 Mrd Ft. A kibővített import kapacitás lehetőséget teremt számunkra, hogy ki tudjuk szolgálni a jövőbeni hazai gáz szállítási igényeket, és hogy biztosítsuk a stratégiai földgáztároló jövőbeni működését. Ezen felül képessé tesz minket arra, hogy a földgázszállítási piacon a jövőben proaktívabb módon lehessünk jelen.

Stratégiai és kereskedelmi tárolás

Az MMBF Zrt.-n (66,3%-os MOL leányvállalat) keresztül újra aktív szereplői vagyunk a gáztárolás üzletnek. Az MMBF Zrt. megkezdte a termelő Szőreg-1 mező földalatti gáztárolóvá történő átalakítását 1,2 Mrd m^3 startégiai és 0,7 Mrd m^3 kereskedelmi tárolói kapacitással. A kivitelezés, amit a MOL irányít, terv szerint halad. A beruházás becsült forrásigénye 150 Mrd Ft, ami magába foglalja a rezervoár 67 Mrd Ft-os vételárát, amit a MOL kapott az MMBF-től. A jelenlegi infrastruktúra már képessé teszi az MMBF-t, hogy ellássa stratégiai tárolói feladatát 2008. januárjától, de a beruházás befejezése 2010-re várható.

Központ és egyéb szegmens áttekintése

9,8 Mrd Ft-os üzleti eredményjavulás (egyszeri tételek nélkül)

Központ és egyéb szegmens 26,4 Mrd Ft-os nyeresége tartalmazza a 42,25%-nyi TVK részvény akvizícióján elkönyvelt 14,4 Mrd Ft egyszeri eredményt, mivel az időszak során megvásárolt kisebbségi részesedés könyvszerinti értéke meghaladja az akvizíciós költséget. Ezen felül magában foglalja az E.ON-nal kötött megállapodás alapján a gázüzlet eladásért a 2007-ben kapott 44,3 Mrd Ft-os ármódosító tételt, amiből 17,4 Mrd Ft 2007. III. negyedévben folyt be, míg további 26,9 Mrd Ft pénzügyi teljesítése a 2008. I. negyedévben várható.
A további eltérést a 2 időszak eredménye között olyan egyszeri tételek okozzák, mint a 2006. évben fizetett bírság és bírságra képzett céltartalék a Slovnaft-nál, a 2007. évben a Slovnaft ingatlanok értékesítéséből származó nyereség (Klingerova Kolónia, 1,6 Mrd Ft) valamint a két év eltérő projekt feladatai miatti alacsonyabb projekt költség.

Pénzügyi eredmények

Nettó pénzügyi eredmény 21 Mrd Ft-tal javult

A pénzügyi műveletek nettó eredménye 2007-ben 16,6 Mrd Ft veszteség volt (szemben a 2006. évi 37,6 Mrd Ft veszteséggel). Az időszakot 16,9 Mrd Ft összegű, míg a 2006. évet 13,4 Mrd Ft-os kamatráfordítás terhelte. A 2007-ben a kapott kamatok összege 13,4 Mrd Ft-ot tett ki, szemben a 2006-os 13,2 Mrd Ft-os értékkel. 2007-ben 7,6 Mrd Ft árfolyamnyereség került elszámolásra, szemben a 20,8 Mrd Ft-os árfolyamveszteséggel 2006-ban. A Magnolia Finance Ltd. által kibocsátott tőkeinstrumentumok átváltási opciójának valós értékre történő átértékelése 13,0 Mrd Ft nem realizált ráfordítást eredményezett, szemben a 2006. évi 14,1 Mrd Ft-os ráfordítással.

Részesedés társult vállalkozások eredményéből

INA eredmény hozzájárulása nettó 5,1 Mrd Ft volt

A társult vállalkozásoktól származó eredmény 2007. év során 5,3 Mrd Ft-ot tett ki, ami az INA 2007. évi 5,1 Mrd Ft-os eredmény hozzájárulását tartalmazza, szemben a 2006. év 4,4 Mrd Ft-os értékével (nem számítva a valós értékre átértékelt eszközök értékcsökkenését).

Adózás előtti eredmény

A fent említett tényezők hatásaként a Csoport adózás előtti eredménye 2007. évben 344,3 Mrd Ft nyereség volt, szemben a 2006. évi 377,1 Mrd Ft nyereséggel.

Adózás

Új számviteli politika az iparűzési adó és az innovációs járulékok elszámolására

A társasági adófizetési kötelezettség (mindkét időszakban beleértve a működési költségekből átsorolt helyi iparűzési adó és innovációs járulékok értékét) 42,2 Mrd Ft-tal 81,9 Mrd Ft-ra nőtt 2007. évben. Az adókötelezettség növekedése elsősorban a MOL Nyrt. adóráfordításának hatása, szemben a 2006. évi 100%-os adókedvezményével. A BNP részvény visszavásárlási opció adózási szempontból az IFRS-től eltérően történő kezelése (derivatív instrumentumként, amelyen 2007-ben jelentős adóköteles nyereség keletkezett) 7,1 Mrd Ft-tal növelte adófizetési kötelezettségünket. Továbbá a Magnolia Finance Ltd. által kibocsátott tőkeinstrumentumok átváltási opcióján keletkezett ráfordítás nem gyakorolt hatást az adóalapra. Az adófizetési kötelezettség tartalmazza a MOL Nyrt. (16% társasági adó és 4% szolidaritási adó) 48,3 Mrd Ft-os, a Slovnaft a.s. (19% társasági adó) 12,0 Mrd Ft-os és a TVK Nyrt. (16%+4%) 5,4 Mrd Ft-os tárgyidőszaki adó hatását, valamint a ZMB közös vállalat által fizetendő 6,5 Mrd Ft-os társasági adót, és a többi leányvállalat által fizetendő társasági adót.

Cash flow

Konszolidált cash flow	2007 (millió Ft)	2006 (millió Ft)
Üzleti tevékenységből származó nettó pénzeszköz	315.506	529.508
ebből: forgótőke változása	-61.511	101.150
Befektetési tevékenység nettó pénzáramlása	-336.978	111.669
Finanszírozási tevékenység nettó pénzáramlása	-245.951	-287.481
Pénzeszközök nettó változása	-267.423	353.696

A működési cash flow csökkent 40%-kal, főként a forgótőke növekedése miatt

A működési cash flow 2007-ben 315,5 Mrd Ft volt, amely 40%-os csökkenés 2006. évhez képest. A forgótőkeigény változásának hatását kiszűrve a működési cash flow 4%-kal csökkent. A forgótőke változása a forrásokat 61,5 Mrd Ft-tal csökkentette, a készletek 86,0 Mrd Ft-os, a vevő követelések 36,8 Mrd Ft-os, az egyéb követelések 2,2 Mrd Ft-os és a szállítói kötelezettségek 74,8 Mrd Ft-os növekedésének, valamint az egyéb rövid lejáratú kötelezettségek 11,3 Mrd Ft-os csökkenésének hatására. A társasági adó befizetés 69,5 Mrd Ft volt, mely tükrözi a MOL és a Slovnaft társasági adókötelezettségéhez, valamint a ZMB adókötelezettségéhez kapcsolódó pénzkiáramlásokat.

A beruházási pénzáramlásban az akvizíciók hatása dominált

A beruházásokból és befektetésből származó nettó pénz kiáramlás 337,0 Mrd Ft-ot tett ki, szemben a 2006. évi 111,7 Mrd Ft-os nettó pénz beáramlással. A 2007. évi pénz kiáramlás a TVK kisebbségi részesedés megvásárlásának ellenértékét, a BaiTex LLC akvizíció második vételár részletét, az IES, a Tifon, valamint az Energopetrol részvényeiért fizetett ellenérték és a MOL Földgázellátó Zrt. E.ON Ruhrgas International AG részére történő eladása utáni ármódosítás pénzügyi rendezésének együttes hatását mutatja, míg az összehasonlító adat az értékesített gázleányvállalatokért (nagykereskedelem és tárolás) a tranzakció zárásakor befolyt ellenértéket, valamint a BaiTex LLC. akvizícióját tartalmazza.

A tőkeoptimalizációs programmal összhangban a finanszírozási műveletek nettó pénzkiáramlása figyelhető meg

A finanszírozási műveletek nettó pénz kiáramlása 246,0 Mrd Ft volt, amely főként a tőkeszerkezet optimalizációs program keretében történt saját részvény vásárlásokat, az osztalékfizetés, valamint a hosszú lejáratú hitelfelvétel (335,9 Mrd Ft) nettó hatását tükrözi. Az összehasonlító időszak a teljeskörűen konszolidált Magnolia által kibocsátott átváltható értékpapírok és a 176,5 Mrd Ft hosszú lejáratú hitel visszafizetés nettó hatását tükrözi.

Finanszírozás

A hitelek 63%-a euróban denominált

A teljes csoportszintű adósságállomány a 2007. év végén 636,3 Mrd Ft volt, szemben az előző évi 211,9 Mrd Ft-tal. 2007. december 31-én a teljes adósságállomány deviza-összetételében 63% volt az euró-, 35% az USA dollár-, míg a forint-, és az egyéb devizaalapú hitelek részesedése 2%-ot ért el. A nettó hitelállomány 2007. év végén 506,5 Mrd Ft volt.

Az eladósodottság 35,6% volt év végén

Az eladósodottság (a nettó hitelállomány a nettó hitelállomány és a saját tőke összegéhez viszonyítva) 35,6%-ot tett ki 2007 december 31-én.

Szindikált hitelek

A banki finanszírozás fő pillérei a 2007 októberében megkötött 2,1 milliárd euró összegű szindikált hitelszerződés, a 825 és 700 millió euró keretösszegű szindikált hitelek, valamint a 2005 szeptemberében kibocsátott 750 millió euró össznévértékű BBB- befektetési fokozatú eurókötvény volt. A 2,1 milliárd euró összegű hitelszerződés méret tekintetében a mindenkori legnagyobb Euroloan tranzakció a MOL fennállása óta. Az új hitelszerződés megkötése egyértelműen alátámasztja a társaság pénzügyi erejét és kitűnő működési kilátásait, valamint a MOL partner bankjainak rendkívül magas szintű támogatását a globális hitelpiaci nehézségek ellenére. A hitelkeret célja általános vállalat-finanszírozás (az akvizíciókat beleértve).

Pénzügyi kockázatkezelés

Egységes Vállalati Kockázatkezelés

Az elmúlt két évben a MOL-csoport jelentősen kibővítette kockázatkezelési gyakorlatát. Az Egységes Vállalati Kockázatkezelés (ERM) bevezetésével tovább erősítette a kockázattudatos kultúra terjedését az egész szervezeten belül.

Kockázattudatosság erősítése

Az ERM bevezetésének legfőbb ösztönzője a különböző típusú kockázatok (pénzügyi, működési és stratégiai) azonos módszertanon alapuló mérése, kezelése és jelentése volt. Az ERM folyamat rámutat a lehetséges kockázatokra, ezáltal is erősíti a kockázattudatos kultúrát, valamint feltárja a teljes vállalatcsoport, a különböző üzleti egységek és projektek kockázat-hozam összefüggéseit. A kockázatok számszerűsítése képessé teszi a vállalatot, hogy a kockázatviselő képességgel leginkább összhangban levő kockázatcsökkentő eszközök kerüljenek kiválasztásra. Az ERM segíti a stratégiai tervezést a MOL stratégiai céljainak és a vállalat kockázatviselő képességének összevetésén keresztül. Az ERM tőkeallokációs döntéseknél kiváló eszköz a kockázat-hozam alapon optimalizált üzleti portfolió kialakításához a kockázatok számszerűsítésén keresztül.

Magas szintű számszerűsítési módszer

Az ERM az alábbiakat foglalja magában:

- Azoknak az eseményeknek és kulcsfontosságú kockázati faktoroknak a meghatározása minden üzleti egységben, amelyek hatással lehetnek a MOL-csoport eredményére. A hatások és valószínűségek számszerűsítésével a kockázati faktor jelentőségének megállapítása (Cash Flow @ Risk megközelítést használva)
- Az eredmények rendszeres jelentése (az üzleti egységekkel közösen kidolgozott kockázatcsökkentő javaslatok eredményével) az Igazgatóságnak, a Pénzügyi és Kockázatkezelési Bizottságnak, valamint az üzleti egységek menedzsmentjének
- Az eredmények beépítése a kulcsfontosságú döntéshozatali folyamatokba (pl.: stratégia felülvizsgálata, tőkeallokáció, az egyes üzleti döntések kockázat-hozam hatása)

Átfogó kockázatkezelési megközelítés

A legfontosabb kockázati faktorok az Egységes Vállalati Kockázatkezelési modellben kerültek számszerűsítésre. A modell méri a pénzügyi, működési és stratégiai kockázatokat csoportszinten, figyelembe véve a portfolió-hatásokat is.

A modell a pénzügyi kockázatkezelés területén eddig is sikeresen alkalmazott Monte Carlo eljárást használja a bizonytalanság (volatilitás) szimulálásakor. Ennek eredményeként különböző kockázat-hozam összefüggéseket lehet értékelni a teljes csoport és a különböző üzleti egységek szintjén is, és ezeket alkalmazni lehet a csoportszintű tőkeallokációs döntések meghozatalakor.

Kockázatelemzéssel integrált döntéshozatal

A pénzügyi kockázati jelentéseket havonta frissítik az aktuális piaci adatok alapján. Az ERM-ben a működési és stratégiai kockázatok köre, illetve azok számszerű hatásai folyamatosan felülvizsgálat alá kerülnek az aktuális technikai, gazdasági, geológiai és politikai környezet változásának megfelelően. A MOL továbbra is havi jelentéseket készít a pénzügyi kockázatokról a top-menedzsmentnek, míg a működési és stratégiai kockázatokat is tartalmazó teljes kockázati jelentés negyedévente kerül összeállításra a Pénzügyi és Kockázatkezelési Bizottság, valamint az üzleti egységek vezetőinek részére. Mindegyik jelentés tartalmaz kockázatcsökkentő lépésekre vonatkozó javaslatokat, valamint bemutatja a kockázatcsökkentő akciók aktuális helyzetét az érintett üzleti egységeknél.

Beruházások és befektetések

MOL-csoport CAPEX (millió Ft)	**2007 (millió Ft)**	**2006 (millió Ft)**
Kutatás-Termelés	56.691	79.639
Feldolgozás és Kereskedelem*	206.400	74.808
Gázüzlet	28.823	13.111
Vegyipar	7.032	8.923
Központ és egyéb	64.454	10.731
Összesen	**363.400**	**187.212**

* A Feldolgozás-Kereskedelem-, Lakossági Szolgáltatás- és Kenőanyag üzleteket tartalmazza

Az akvizíciók majdnem megkétszerezték a beruházásokat és befektetések értékét

Csoportunk 2007. évi beruházásainak és befektetéseinek (CAPEX) értéke (a kutatási projektekkel együtt) 363,4 Mrd Ft volt, szemben a 2006. évi 187,2 Mrd Ft-tal. A növekedés hátterében az akvizíciós tevékenységünk fellendülése áll: emeltük részesedésünket a TVK-ban, megvásároltunk egy olasz olajipari céget és egy horvát kiskereskedelmi hálózatot és tovább terjeszkedtünk Oroszországban.

A kutatásra és termelésre fordított CAPEX 23,0 Mrd Ft-tal csökkent

A Kutatás-Termelés szegmens 16,4 Mrd Ft-ot fordított kutatási projektekre 2007-ben szemben az előző évi 13,3 Mrd Ft-tal. Hazai termelési projektekre közel annyit költöttünk, mint a bázis időszakban: 2007-ben 17,2 Mrd Ft-ot, 2006-ban pedig 17,9 Mrd Ft-ot. Ezen projektek keretében valósult meg a már megtalált készletek termelésbe állítása, a termelő mezők kihozatalának növelése illetve a bányászati létesítmények műszaki színvonalának fenntartásához szükséges beruházások megvalósítása. A külföldi projektek esetében a bázis 51,6 Mrd Ft-hoz képest 23,0 Mrd Ft-tal alacsonyabb a 2007. évi teljesítés a kisebb volumenű akvizíciós tevékenység miatt.

A CAPEX a ténylegesen elköltött forrásokat tartalmazza, függetlenül attól, hogy aktiválásra kerültek vagy elköltségelték azokat, így nem tartalmazza a kapcsolódó árfolyamkülönbözeteket.

A Feldolgozás és Kereskedelem CAPEX 176%-kal növekedett

A Feldolgozás és Kereskedelem szegmens 2007. évi teljesítése 206,4 Mrd Ft, amely 131,6 Mrd Ft-tal (176%-kal) magasabb a 2006. évi tényfelhasználásnál. A fenti CAPEX szám tartalmazza a CAPEX elkötelezettségeket és nem tartalmazza az aktivált árfolyamdifferenciákat. Ezen belül:

- A Termékelőállítás és Kereskedelem üzlet beruházásainak értéke 106,6 Mrd Ft-tal magasabb az előző évi teljesítésnél (170,6 Mrd Ft), amit alapvetően 3 tényező indokol: Egyrészt az olaszországi akvizíció 2007-ben (IES: 121,6 Mrd Ft). Másrészt a Finomítás beruházásainak elmaradása a bázisévi teljesítésektől (-19,8 Mrd Ft), mivel a korábbi években indult nagyobb projektek 2006. évben befejeződtek (Gőzrendszer intenzifikálása; MSA bővítés) és a periodikus karbantartási munkák is jórészt a bázis időszakot terhelték. Harmadrészt a Logisztika területén 2007-ben végrehajtott beruházások miatt, melyek biztosítják a vezetékrendszerek és logisztikai telepek megbízható működését oly módon, hogy megfeleljünk a szigorodó hatósági előírásoknak és környezetvédelmi rendelkezéseknek.
- A Lakossági Szolgáltatások üzlet CAPEX – felhasználása 35,2 Mrd Ft volt a 2006. évi 10,5 Mrd Ft-tal szemben. A növekedés oka a déli régió (MOL) horvátországi és boszniai akvizíciója 2007-ben (Tifon: 16,9 Mrd Ft; Bosznia: 4,6 Mrd Ft).
- A Kenőanyag üzlet CAPEX-e 55%-kal nőtt a bázis évhez képest a kereskedelem és termékgyártás nagyobb volumenű fejlesztésének köszönhetően.

A gázüzletág CAPEX felhasználása 120%-kal nőtt

A Gázüzlet esetében 15,7 Mrd Ft-tal magasabb 28,8 Mrd Ft CAPEX-felhasználás valósult meg 2007-ben 2006-hoz képest. Egyrészt bővült a szegmens tevékenységi köre, hiszen az MMBF Zrt. tárolási tevékenysége (annak befektetéseivel együtt) 2007. decemberétől ehhez a szegmenshez tartozik, másrészt a Gázszállítás 2007-ben 2 nagy forrásigényű projekten (Pilisvörösvár-Százhalombatta DN800 PN64, Importkapacitás bővítése) is dolgozott.

A petrolkémia üzletág CAPEX 21%-kal csökkent

A Petrolkémia szegmens beruházásainak értéke 1,9 Mrd Ft-tal csökkent 2007-ben. A csökkenés hátterében a stratégiai projektek korábbi években történt megvalósulását követő kisebb CAPEX-igényű karbantartási munkák állnak.

A központ és egyéb szegmens CAPEX felhasználása 53,7 Mrd Ft-tal magasabb volt

A Központ és egyéb szegmens CAPEX felhasználása 2007-ben 53,7 Mrd Ft-tal nőtt, és 64,5 Mrd Ft-ot tett ki. A növekedés hátterében akvizíciós kifizetések állnak (TVK: 50,2 Mrd Ft, MMBF : 3,0 Mrd Ft). Mindemellett 5,8 Mrd Ft-ot költöttünk a MOL-csoport információs rendszerének fejlesztésére és 2,8 Mrd Ft-ot ingatlanjaink fenntartására.

Stratégia

A kitűzött stratégiai célunk, hogy kiemelkedő megtérülés mellett maximálisan kihasználjuk az „Új Európa" kínálta növekedési lehetőségeket. A szigorú megtérülési követelményekkel alátámasztott beruházásainkból és az átszervezési, valamint

az integrációs képességeinkből merítve csoportszintű kockázatkezelés mellett folytattuk Csoportunk fejlesztését a növekedésre és hatékonyságra fókuszálva.

A cél 15%-os ROACE

Elsődleges célunk 15%-os megtérülés (adózott eredményen alapuló ROACE) elérése csoportszinten. Organikus növekedési lehetőségek mellett akvizíciós és partneri együttműködési lehetőségeket is keresünk megtérülési célunk elérése érdekében. Az egyszeri tételek nélküli csoport szintű ROACE 2007-ben 19% volt, messze meghaladta a kitűzött célunkat.

Hozzáadott érték teremtése partnerségeken keresztül

Stratégia célunk elérése érdekében aktívan keresünk partnerségi lehetőségeket és partnereket, akik hozzáadott értéket teremthetnek a Csoport egészének, vagy a különböző üzletágaknak. 2007-ben stratégiai együttműködést kötöttünk a CEZ-zel, a cseh energiaszolgáltatóval. A közös vállalat a gáztüzelésű erőművekre fókuszál közép és délkelet Európa országaiban, beleértve Szlovákiát, Magyarországot, Horvátországot és Szlovéniát. Ez a stratégiai szövetség belépési lehetőséget nyújt a vonzó regionális energiapiacra, és javítani fogja finomítóink energiaintegritását.

Ezen felül stratégiai megállapodást kötöttünk az Oman Oil Company-val 2008 első negyedévében, ami jelentős növekedési lehetőségeket nyújt a kutatás és termelés, valamint a feldolgozás és kereskedelem üzletekben a Közel-Keleten, Közép-Ázsiában és egyéb régiókban.

Kezdeményeztük egy új gázszállító vállalat alapítását a közép-és dél-kelet európai gázvezeték-hálózatok közös üzemeltetésére. Az új vállalat Európa egyik leghosszabb szállító hálózatával rendelkezne (27.000 km) és könnyebben hozzáférne a nemzetközi tőkepiacokhoz jelentősebb beruházások finanszírozása érdekében. A fogyasztók az integrált gázellátási platform létrejöttével magasabb szintű ellátási biztonságot élvezhetnének.

40%-os osztalék-kifizetési ráta

Az igazgatóság az egyszeri tételektől megtisztított nettó eredmény 40%-ára szándékozik felemelni az osztalék kifizetési rátát 2008-tól, az esetleges befektetési lehetőségek függvényében.

Organikus EBITDA célunk 2,9 Mrd USD 2011-re

Az akvizíciós tevékenységek nélküli csoport szintű EBITDA célunk 2,9 Mrd USA dollár 2011-re, ami 2006 és 2011 között 6,5%-os éves átlagos növekedést jelent. (2006-os makro feltételezések mellett). Becslésünk szerint az organikus növekedés CAPEX igénye 5,3 Mrd USD dollár 2007 és 2010 között.

Kutatás-termelés üzletág céljai

Az organikus projektek eredményeként 2011-re 110-120,0 ezer boe/nap termelést prognosztizálunk. Magyarországon célunk a termelés csökkenésének mérséklése európai szinten vezető költséghatékonyságunk megtartása mellett. Ennek elérése érdekében kutatási területeinket egyre intenzívebben használjuk, és minden eddiginél nagyobb hangsúlyt fektetünk a partneri együttműködésekre. Mindezek mellett folyamatosan állítjuk termelésbe az újonnan felfedezett készleteinket, és – kihasználva a magas olajárakat – olyan új projekteken is dolgozunk, melyek célja fokozott kihozatali eljárásokkal (EOR/IOR/EGR) kiaknázni az öregedő mezőinkben rejlő potenciált.

Nemzetközi szintéren folytatjuk a korábban megvásárolt orosz illetve megkutatott pakisztáni készleteink termelésbe állítását. Egyre növekvő számú országban folytatunk kutatási tevékenységet. Végső célunk egy erős, kiegyensúlyozott portfolió felépítése, ami jelentős növekedési potenciállal bír elfogadható geológiai és műszaki kockázat mellett.

Feldolgozás-kereskedelem üzletág céljai

Célunk, hogy fenntartsuk a feldolgozás és kereskedelem szegmens hatékonyság terén kivívott vezető szerepét, és kamatoztassuk tudásunkat az új, növekvő piacokon. Az organikus projekteknek (köztük a Dunai finomító hidrokrakk projektje) köszönhetően a finomítói kapacitásunk 310.000 hordó/nap szintre növekszik, melyhez az IES akvizíció további 52.400 hordó/nap termeléssel járul hozzá.

2011-et követően a Dunai finomító hidrokrakk üzeme a csoport szintű gáz- és tüzelőolaj termék-kihozatali arányt 44%-ról 53%-ra javítja, várhatóan évi 150 millió USA dollárral növelve az EBITDA-t (a 2006-os működési környezet feltételei alapján). A beruházás CAPEX igénye mindössze 300 millió EUR, mivel jelenleg is igen magas komplexitású eszközökkel rendelkezünk.

Célunk finomítóink ellátási rádiuszán belül egy hatékony töltőállomás hálózat kialakítása. Az olasz IES és a horvát Tifon 2007 IV. negyedévi akvizíciója 176, illetve 35 kúttal növelte hálózatunkat, amely 2007 év végére 994 töltőállomásból állt.

Aktívan vizsgálunk további értékteremtő akvizíciós és/vagy partneri lehetőséget mind a finomítás/kereskedelem, mind a lakossági szolgáltatások területén, különösen a magas növekedéssel rendelkező közép európai régióban. Akvizíciós lehetőségeket keresünk ezen felül a Mediterrán térségben illetve a FÁK országokban.

Petrolkémia üzletág céljai

Célunk, hogy a hagyományos piaci résekre fókuszálva tovább erősítsük a pozíciónkat a nyugati piacokon, míg a növekvő keleti régiókban jelenlétünk fokozására törekszünk. A TVK-Slovnaft petrolkémiai fúzió tovább javítja a költség hatékony működésünket.

A tervek szerint az olefingyárak kapacitása 870 ezer tonnára fog nőni, míg a polimer kapacitás várhatóan eléri az 1,3 millió tonnát a TVK üzemek költséghatékony használatának, a Slovnaft olefinüzemek átalakításának, valamint egy régi LDPE üzem újjal való kiváltásának köszönhetően 2012-re.

Földgáz üzletág céljai

Jelentős profit növelési lehetőséget látunk a a gáztárolás üzletben. Az első tárolónk 1,2 Mrd m^3 stratégiai és 0,7 Mrd m^3 kereskedelmi kapacitással előreláthatóan 2010-ben kezdi meg működését.

A nemzetközi gázszállítás volumene 2011-re várhatóan megduplázódik a szomszédos horvátországi és romániai vezetéképítések eredményeképpen. Az import kapacitás növelése további regionális trazit lehetőségek előtt nyitja meg az utat.

MOL Magyar Olaj- és Gázipari Nyrt. és Leányvállalatai

Nemzetközi Pénzügyi Beszámolási Standardok szerint készített Konszolidált pénzügyi kimutatások a Független Könyvvizsgálói jelentéssel együtt

2007. december 31.

Független Könyvvizsgálói Jelentés

A MOL Magyar Olaj- és Gázipari Nyrt. részvényesei részére

1.) Elvégeztük a MOL Magyar Olaj- és Gázipari Nyrt. és leányvállalatai („a Csoport") 2007. évi pénzügyi kimutatásainak a könyvvizsgálatát, amely a 2007. december 31-i fordulónapra elkészített konszolidált mérlegből, valamint az ezen időpontra végződő évre vonatkozó konszolidált eredménykimutatásból, konszolidált saját tőke változás kimutatásból, konszolidált cash flow kimutatásból és a számviteli politika meghatározó elemeit és az egyéb magyarázó megjegyzéseket tartalmazó 78-168. oldalon található kiegészítő mellékletből áll.

A vezetés felelőssége a konszolidált éves beszámolóért

2.) Ezen pénzügyi kimutatások a Nemzetközi Pénzügyi Beszámolási Standardokkal összhangban történő elkészítése és valós bemutatása az ügyvezetés felelőssége. Ez a felelősség magában foglalja az akár csalásból, akár hibából eredő, lényeges hibás állításoktól mentes pénzügyi kimutatások elkészítése és valós bemutatása szempontjából releváns belső ellenőrzés kialakítását, bevezetését, fenntartását, a megfelelő számviteli politikák kiválasztását és alkalmazását, valamint az adott körülmények között ésszerű számviteli becslések elkészítését.

A könyvvizsgáló felelőssége és a vélemény alapja

3.) A mi felelősségünk a pénzügyi kimutatások véleményezése könyvvizsgálatunk alapján. A könyvvizsgálatot a Nemzetközi Könyvvizsgálati Standardok alapján hajtottuk végre. Ezen standardok megkövetelik, hogy megfeleljünk bizonyos etikai követelményeknek, valamint hogy a könyvvizsgálatot úgy tervezzük meg és végezzük el, hogy kellő bizonyosságot szerezzünk arról, hogy a pénzügyi kimutatások nem tartalmaznak lényeges hibás állításokat.

4.) A könyvvizsgálat magában foglalja olyan eljárások végrehajtását, amelyek célja könyvvizsgálati bizonyítékot szerezni a pénzügyi kimutatásokban szereplő összegekről és közzétételekről. A kiválasztott eljárások, beleértve a pénzügyi kimutatások akár csalásból, akár hibából eredő, lényeges hibás állításai kockázatának felméréseit, a könyvvizsgáló megítélésétől függnek. A kockázatok ilyen felmérésekor a könyvvizsgáló a pénzügyi kimutatások ügyvezetés általi elkészítése és valós bemutatása szempontjából releváns belső ellenőrzést azért mérlegeli, hogy olyan könyvvizsgálati eljárásokat tervezzen meg, amelyek az adott körülmények között megfelelőek, de nem azért, hogy a vállalkozás belső ellenőrzésének hatékonyságára vonatkozóan véleményt mondjon. A könyvvizsgálat magában foglalja továbbá az alkalmazott számviteli politikák megfelelőségének és az ügyvezetés lényegesebb becslései ésszerűségének, valamint a pénzügyi kimutatások átfogó bemutatásának értékelését.

5.) Meggyőződésünk, hogy a megszerzett könyvvizsgálati bizonyíték elegendő és megfelelő alapot nyújt a könyvvizsgálói véleményünk megadásához.

Vélemény

6.) Véleményünk szerint a pénzügyi kimutatások a Nemzetközi Pénzügyi Beszámolási Standardokkal összhangban megbízható és valós képet nyújtanak a Csoport 2007. december 31-én fennálló konszolidált pénzügyi helyzetéről, működésének konszolidált eredményéről, valamint tárgyidőszakra vonatkozó konszolidált cash flow-járól.

Ernst & Young Kft.
Budapest, Magyarország
2008. március 20.

MOL Magyar Olaj- és Gázipari Nyrt. és Leányvállalatai

Nemzetközi Pénzügyi Beszámolási Standardok szerint készített Konszolidált pénzügyi kimutatások a Független Könyvvizsgálói jelentéssel együtt

2007. december 31.

Budapest, 2008. március 20.

Hernádi Zsolt
elnök – vezérigazgató
az Igazgatóság elnöke

Molnár József
pénzügyi igazgató

Konszolidált mérleg

2007. december 31.

ESZKÖZÖK	Jegyzet	2007 millió forint	2006 módosított millió forint
Befektetett eszközök			
Immateriális javak	3	160.553	89.011
Tárgyi eszközök	4	1.173.686	1.031.422
Befektetések társult vállalkozásokban	9	144.754	131.569
Értékesíthető befektetések	10	1.362	1.597
Halasztott adó eszközök	28	20.162	20.500
Egyéb befektetett eszközök	11	32.567	26.936
Összes befektetett eszköz		**1.533.084**	**1.301.035**
Forgóeszközök			
Készletek	12	318.604	181.030
Vevőkövetelések, nettó	13	353.556	229 986
Egyéb forgóeszközök	14	82.397	43.728
Előre fizetett nyereségadók		3.680	10 449
Pénzeszközök	15	129.721	399.104
Összes forgóeszköz		**887.958**	**864.297**
ÖSSZES ESZKÖZ		**2.421.042**	**2.165.332**

SAJÁT TŐKE ÉS KÖTELEZETTSÉGEK			
Anyavállalati részvényesekre jutó saját tőke			
Jegyzett tőke	16	65.950	83.467
Tartalékok	17	468.418	666.716
Anyavállalati részvényesek részesedése az eredményből		257.796	329.483
Anyavállalati részvényesekre jutó saját tőke		792.164	1.079.666
Külső tulajdonosok részesedése		124.902	191.537
Összes saját tőke		**917.066**	**1.271.203**
Hosszú lejáratú kötelezettségek			
Hosszú lejáratú hitelek éven túli része	18	526.992	208.279
Céltartalékok várható kötelezettségekre	19	114.222	112.646
Halasztott adó kötelezettségek	28	71.238	33.181
Egyéb hosszú lejáratú kötelezettségek	20	138.094	56.881
Összes hosszú lejáratú kötelezettség		**850.546**	**410.987**
Rövid lejáratú kötelezettségek			
Szállítók és egyéb kötelezettségek	21	525.489	467.694
Fizetendő nyereségadók		6.234	1.288
Céltartalékok várható kötelezettségekre	19	12.450	10.507
Rövid lejáratú hitelek	22	57.976	2.175
Hosszú lejáratú hitelek rövid lejáratú része	18	51.281	1.478
Összes rövid lejáratú kötelezettség		**653.430**	**483.142**
ÖSSZES SAJÁT TŐKE ÉS KÖTELEZETTSÉGEK		**2.421.042**	**2.165.332**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Konszolidált eredménykimutatás

2007. december 31.

	Jegyzet	2007 millió forint	2006 módosított millió forint
Árbevétel	23	2.593.951	2.891.061
Egyéb működési bevétel	24	75.063	101.088
Összes működési bevétel		**2.669.014**	**2.992.149**
Anyagjellegű ráfordítások		1.916.196	2.092.452
Személyi jellegű ráfordítások	25	117.260	109.325
Értékcsökkenés és értékvesztés		140.538	132.826
Egyéb működési költségek és ráfordítások	26	225.098	262.721
Saját termelésű készletek állományváltozása		-70.181	13.337
Aktivált saját teljesítmények értéke		-15.402	-28.084
Összes működési költség		**2.313.509**	**2.582.577**
Üzleti tevékenység eredménye		**355.505**	**409.572**
Pénzügyi műveletek bevételei	27	22.096	17.676
Pénzügyi műveletek ráfordításai	27	38.663	55.294
Ebből: Átváltási opció valós érték értékelési különbözete	27	12.966	14.131
Pénzügyi műveletek vesztesége / nyeresége (-)	**27**	**16.567**	**37.618**
Részesedés a társult vállalkozások eredményéből		5.318	5.195
Adózás előtti eredmény		**344.256**	**377.149**
Nyereségadó	28	81.853	39.623
Időszak eredménye		**262.403**	**337.526**
Anyavállalati részvényesek részesedése az eredményből		257.796	329.483
Külső tulajdonosok részesedése az eredményből		4.607	8.043
Anyavállalati részvényeseket megillető egy részvényre jutó eredmény (forint)	**29**	**3.057**	**3.424**
Anyavállalati részvényeseket megillető egy részvényre jutó hígított eredmény (forint)	**29**	**2.981**	**3.376**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Konszolidált kimutatás a saját tőke változásáról

2007. december 31.

	Jegyzett tőke	Tőketartalék	Valós érték értékelési tartalék
	millió forint	millió forint	millió forint
Módosított nyitó egyenleg 2006. január 1.	**94.020**	**134.850**	**1.662**
Cash flow fedezeti ügyletek halasztott adóval együtt	-	-	1.132
Értékesíthető pénzügyi instrumentumok halasztott adóval együtt	-	-	2.136
Átváltási különbözet	-	-	-
Tőkével szemben elszámolt bevételek és költségek	-	-	3.268
Tárgyidőszaki mérleg szerinti eredmény	-	-	-
Időszaki teljes bevételek és költségek	-	-	3.268
Előző időszaki mérleg szerinti eredmény átvezetése	-	-	-
Osztalék	-	-	-
Leányvállalatok által fizetett osztalék	-	-	-
Saját részvény ügyletek nettó hatása	**-10.898**	-226.275	-
Részvény alapú juttatások	-	-	-
Átváltoztatható kötvények beváltása	**345**	1.595	-
Lejárat nélküli értékpapírok kibocsátása	-	-	-
Részvények visszavásárlási kötelezettséggel, halasztott adó nélkül	-	-	-
Záró egyenleg 2006. december 31.	**83.467**	**-89.830**	**4.930**
Cash flow fedezeti ügyletek halasztott adóval együtt	-	-	60
Értékesíthető pénzügyi instrumentumok halasztott adóval együtt	-	-	670
Átváltási különbözet	-	-	-
Tőkével szemben elszámolt bevételek és költségek	-	-	730
Tárgyidőszaki mérleg szerinti eredmény	-	-	-
Időszaki teljes bevételek és költségek	-	-	730
Előző időszaki mérleg szerinti eredmény átvezetése	-	-	-
Osztalék	-	-	-
Leányvállalatok által fizetett osztalék	-	-	-
Saját részvény ügyletek nettó hatása	**-17.862**	-490.517	-
Részvény alapú juttatások	-	-	-
Átváltoztatható kötvények beváltása	**345**	1.595	-
Tőkeemelés, tőkecsökkentés nettó hatása	-	-	-
Leányvállalat megszerzése	-	-	-
Kisebbségi részesedés megszerzése	-	-	-
Záró egyenleg 2007. december 31.	**65.950**	**-578.752**	**5.660**

A mellékelt jegyzetek a konszolidált pénzügyi kimutatások elválaszthatatlan részét képezik.

Átváltási tartalék	Összetett instrumentumok tőkerésze	Eredménytartalék	Tartalékok összesen	Anyavállalati részvényesek részesedése az eredményből	Anyavállalati részvényesekre jutó saját tőke	Külső tulajdonosok részesedése	Összes saját tőke
millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
31.704	**-5.456**	**481.580**	**644.340**	**244.919**	**983.279**	**70.359**	**1.053.638**
-	-	-	**1.132**	-	**1.132**	-	**1.132**
-	-	-	**2.136**	-	**2.136**	-	**2.136**
32.307	-	-	**32.307**	-	**32.307**	631	**32.938**
32.307	-	-	**35.575**	-	**35.575**	631	**36.206**
-	-	-	**-**	329.483	**329.483**	8.043	**337.526**
32.307	-	-	**35.575**	329.483	**365.058**	8.674	**373.732**
-	-	244.919	**244.919**	-244.919	**-**	-	**-**
-	-	-30.195	**-30.195**	-	**-30.195**	-	**-30.195**
-	-	-	**-**	-	**-**	-8.660	**-8.660**
-	-	-	**-226.275**	-	**-237.173**	-	**-237.173**
-	-	-625	**-625**	-	**-625**	-	**-625**
-	-	-	**1.595**	-	**1.940**	-	**1.940**
-	-	-	**-**	-	**-**	121.164	**121.164**
-	-2.618	-	**-2.618**	-	**-2.618**	-	**-2.618**
64.011	**-8.074**	**695.679**	**666.716**	**329.483**	**1.079.666**	**191.537**	**1.271.203**
-	-	-	**60**	-	**60**	-	**60**
-	-	-	**670**	-	**670**	-	**670**
2.456	-	-	**2.456**	-	**2.456**	247	**2.703**
2.456	-	-	**3.186**	-	**3.186**	247	**3.433**
-	-	-	**-**	257.796	**257.796**	4.607	**262.403**
2.456	-	-	**3.186**	257.796	**260.982**	4.854	**265.836**
-	-	329.483	**329.483**	-329.483	**-**	-	**-**
-	-	-42.398	**-42.398**	-	**-42.398**	-	**-42.398**
-	-	-	**-**	-	**-**	-10.499	**-10.499**
-	-	-	**-490.517**	-	**-508.379**	-	**-508.379**
-	-	353	**353**	-	**353**	-	**353**
-	-	-	**1.595**	-	**1.940**	-	**1.940**
-	-	-	**-**	-	**-**	2.748	**2.748**
-	-	-	**-**	-	**-**	776	**776**
-	-	-	**-**	-	**-**	-64.514	**-64.514**
66.467	**-8.074**	**983.117**	**468.418**	**257.796**	**792.164**	**124.902**	**917.066**

Konszolidált cash flow kimutatás

2007. december 31.

	Jegyzet	2007 millió forint	2006 millió forint
Adózás előtti eredmény		**344.256**	**377.149**
Értékcsökkenés, amortizáció és értékvesztés		140.538	132.826
A TVK 42,25%-s kisebbségi részesedéséért a könyv szerinti értékét meghaladóan fizetett összeg		-14.351	-
Készletek értékvesztése és visszaírása		1.369	2.383
Céltartalékok növekedése / csökkenése		-1.065	2.824
Tárgyi eszközök értékesítéséből származó nyereség (-) / veszteség		-2.836	-1 124
Követelések leírása / visszaírása (-)		7.973	3.942
Követeléseken és kötelezettségeken keletkezett nem realizált árfolyam veszteség / nyereség (-)		-1.261	522
Leányvállalatok értékesítéséből származó nyereség		-44.323	-86.316
Tárgyévben felmerült kutatási és feltárási költségek		6.706	5.469
Részvény alapú juttatások		353	-489
Kapott kamatok		-13.370	-13.191
Fizetett kamatok		16,946	13.427
Követeléseken és kötelezettségeken keletkezett nem realizált árfolyam veszteség / nyereség (-)		-7.635	20.754
Konverziós opció valós értékelésből származó különbözete (lásd 27. jegyzet)		12.966	14.131
Egyéb pénzügyi bevételek / ráfordítások , nettó pénzáramlás		2.887	-3 616
Társult vállalkozások eredményéből jutó rész		-5.318	-5.195
Egyéb pénzmozgással nem járó tételek		2.676	3.397
Üzleti tevékenységből származó nettó pénzáramlás a működő tőke változás előtt		**446.511**	**466.893**
Készletek csökkenése / növekedése (-)		-86.011	72.706
Vevő követelések csökkenése / növekedése (-)		-36.803	10.896
Egyéb követelések csökkenése / növekedése (-)		-2.237	5.016
Szállítói tartozások csökkenése (-) / növekedése		74.784	-20.948
Egyéb rövid lejáratú kötelezettségek növekedése / csökkenése (-)		-11.244	33 480

A mellékelt jegyzetek a pénzügyi kimutatások elválaszthatatlan részét képezik

	Jegyzet	2007 millió forint	2006 millió forint
Fizetett nyereségadó		**-69.494**	**-38.535**
Üzleti tevékenységből származó nettó pénzáramlás		**315.506**	**529.508**
Beruházások, szénhidrogén kutatási és fejlesztési költségek		-158.075	-144.846
Tárgyi eszközök értékesítéséből származó pénzeszköz		4.532	8.816
Leányvállalatok és kisebbségi részesedések megvásárlása, nettó pénzáramlás (lásd 6. Jegyzet)	34	-189.805	-42.462
Közös vezetésű vállalkozások megvásárlása, nettó pénzáramlás	34	-1.953	-
Egyéb befektetések és egyéb befektetett eszközök megvásárlása (lásd 11. Jegyzet)		-464	-
Leányvállalatok értékesítéséből származó nettó pénzáramlás (lásd 7. Jegyzet)		-7.468	272.126
Társult vállalkozások és egyéb befektetések értékesítéséből származó készpénz (lásd 9. és 10. Jegyzet)		-	3.187
Adott hitelek és hosszú lejáratú bankbetétek változása		21	1.493
Rövid lejáratú befektetések állományváltozása		707	-112
Kapott kamatok és egyéb pénzügyi bevételek		14.319	12.637
Kapott osztalék		1.208	830
Befektetési tevékenység nettó pénzáramlása		**-336.978**	**111.669**
Átváltható értékpapírok kibocsátása (lásd 16. Jegyzet)		-	159.174
Hosszú lejáratú hitelek felvétele	34	544.844	432.020
Hosszú lejáratú hitelek törlesztése		-208.977	-608.486
Egyéb hosszú lejáratú kötelezettségek állományváltozása		33	-137
Rövid lejáratú hitelek állományváltozása		1.121	33.791
Fizetett kamatok és egyéb pénzügyi ráfordítások		-24.528	-26.815
Tulajdonosoknak fizetett osztalékok		-42.342	-30.174
Külső tulajdonosoknak fizetett osztalékok		-10.471	-8.755
Külső tulajdonosok hozzájárulása		2.748	-
Visszavásárolt saját részvény		-508.379	-238.099
Finanszírozási tevékenység nettó pénzáramlása		**-245.951**	**-287.481**
Pénzeszközök csökkenése (-) / növekedése		**-267.423**	**353.696**
Pénzeszköz állomány az év elején		399.104	64.170
Korábban egyéb részesedésként kimutatott leányvállalatok bevonásának hatása a pénzeszközökre		-	214
Pénzeszközök árfolyamkülönbözete külföldi leányvállalatok konszolidálása miatt		-1.985	1.098
Pénzeszközök fordulónapi nem realizált átértékelési különbözete		25	-20.074
Pénzeszköz állomány az év végén		129.721	399.104

A mellékelt jegyzetek a pénzügyi kimutatások elválaszthatatlan részét képezik

Jegyzetek a Nemzetközi Pénzügyi Beszámolási Standardok szerint készített konszolidált pénzügyi kimutatásokhoz

2007. december 31.

1 Általános

A MOL Magyar Olaj- és Gázipari Nyrt. (a továbbiakban MOL Nyrt., MOL vagy a Társaság) 1991. október 1-jén alakult meg a jogelőd Országos Kőolaj- és Gázipari Tröszt (OKGT) átalakulásával. Az állami vállalatok átalakulási törvénye értelmében az OKGT eszközei és kötelezettségei a fordulónappal átértékelésre kerültek. A MOL Nyrt. és leányvállalatai (a továbbiakban MOL-csoport, vagy a Csoport) kőolaj, földgáz és gáztermék kutatásával és termelésével, szállításával, és kőolaj tárolásával, finomításával, finomítói termékek kis- és nagykereskedelmével, valamint olefinek és poliolefinek gyártásával, értékesítésével foglalkozik. A Csoport dolgozóinak létszáma 2007. december 31-én 15.058 fő, míg 2006. december 31-én 13.861 fő volt. A Társaság székhelye Magyarországon, a Budapest, Október huszonharmadika u. 18. címen található.

A Társaság részvényeit a Budapesti és a Varsói Értéktőzsdén jegyzik. A nemzetközi tőkepiacokon a Luxemburgi Értéktőzsde, a londoni elektronikus tőzsde és az International Order Book forgalmazza a Társaság DR-jait, valamint New Yorkban, Berlinben és Münchenben tőzsdén kívüli kereskedelemben is forgalmazzák.

2.1 Elfogadás, megfelelőségi nyilatkozat és a beszámoló összeállításának alapja

i) Elfogadás és nyilatkozat a Nemzetközi Pénzügyi Beszámolási Standardoknak való megfelelőségről

A konszolidált éves beszámolót az Igazgatóság 2008. március 20-án fogadta el.

A konszolidált éves beszámoló a Nemzetközi Számviteli Standardok szerint, az Európai Unió (EU) Hivatalos Lapjában rendeleti formában kihirdetettek alapján beiktatott standardok alapján készült. Az IFRS-t a Nemzetközi Számviteli Standardok Bizottság (IASB) és a Nemzetközi Pénzügyi Beszámolás Értelmező Bizottság (IFRIC) által megfogalmazott, standardok és értelmezések alkotják.

2005. január 1-jétől a magyar számviteli törvény változása lehetővé teszi, hogy a Csoport konszolidált beszámolóját az Európai Unió Hivatalos Lapjában rendeleti formában kihirdetett IFRS alapján készítse el. Jelenleg az EU beiktatási folyamatai és a Csoport tevékenysége alapján nincs különbség a Csoport IFRS és EU által elfogadott IFRS politikák között.

A pénzügyi kimutatásokban szereplő közzétételek megfelelnek az egyes standardokban foglalt követelményeknek. A 2006 során kibocsátott lejárat nélküli, átváltható értékpapírokba ágyazott konverziós opcióval kapcsolatban elszámolt átértékelési különbözet az eredménykimutatás külön sorában került megjelenítésre. A menedzsment véleménye szerint ezen pénzmozgással nem járó tétel elkülönítése növeli a pénzügyi kimutatások áttekinthetőségét, mert az így elszámolt nyereség vagy veszteség összegére nem gyakorol hatást sem a Csoport működése, sem az ezen működést befolyásoló külső üzleti tényezők. A konverziós opció részleteit a 16. Jegyzet tartalmazza.

ii) A beszámoló készítésének alapja

A konszolidált éves beszámoló a 2007. december 31-én kibocsátott és hatályos standardok és IFRIC értelmezések szerint készült. A Csoport nem vett alkalmazásba olyan standardot vagy IFRIC értelmezést, amely kibocsátásra került, de még nem lépett hatályba.

A MOL Nyrt. nem konszolidált éves beszámolóját a számvitelről szóló 2000. évi C. törvény szerint (a továbbiakban MSZSZ) készíti. E törvény egyes előírásai eltérnek a Nemzetközi Pénzügyi Beszámolási Standardokban (IFRS) foglaltaktól.

A bekerülési érték elvének alkalmazása érdekében a konszolidált éves beszámoló úgy tekinti a MOL Nyrt.-t, mintha az 1991. október 1-jén jött volna létre az eszközök és források aznapi értékével, figyelembe véve az IFRS miatt szükséges módosításokat.

A pénzügyi év megegyezik a naptári évvel.

iii) Konszolidációs elvek

Leányvállalatok

A konszolidált éves beszámoló a MOL Nyrt.-t, illetve az ellenőrzése alatt álló leányvállalatokat foglalja magában. Ellenőrzésről általában akkor beszélünk, ha a Csoport közvetve vagy közvetlenül birtokolja az adott társaság szavazati jogainak több, mint 50%-át, és a társaság pénzügyi és operatív tevékenységébe történő befolyás révén előnyöket élvez annak tevékenységéből. Amint azt az IAS 27 előírja, az aktuálisan lehívható szavazati jogok is figyelembe vételre kerülnek az ellenőrzés meghatározásához.

A konszolidáció a megszerzéskori értékviszonyok alapján történik az eszközök és források akvizíció időpontjára, azaz az irányítás megszerzésének napjára vonatkozó piaci értékének alapul véte-

lével. A külső tulajdonosok részesedése a nettó eszközök piaci értékének külső tulajdonosokra jutó hányadaként jelenik meg. Az év közben megszerzett vagy értékesített társaságok a tranzakció időpontjától kezdődően, illetve a tranzakció időpontjáig szerepelnek a konszolidált pénzügyi kimutatásokban.

A konszolidációba bevont társaságok közötti tranzakciók, egyenlegek és eredmények, valamint a nem realizált eredmények kiszűrésre kerülnek. A konszolidált éves beszámoló készítése során a hasonló tranzakciókat és eseményeket egységes számviteli elveket követve rögzítik.

A külső tulajdonosokra eső tőke- és eredményrész a mérlegben és az eredménykimutatásban külön soron jelenik meg. A külső tulajdonosok részesedésének megszerzésekor az anyavállalat kiterjesztése módszer kerül alkalmazásra, melynek során az ellenérték és a nettó eszközök arányos része közötti különbség goodwill-ként kerül elszámolásra.

Közös vezetésű vállalkozások
A közös vállalkozás olyan szerződésen alapuló megállapodás, amelyben két vagy több fél (vállalkozók) közös irányítás alatt álló gazdasági tevékenységet folytatnak. Közös irányítás akkor valósul meg, amikor a tevékenységhez kapcsolódó stratégiai, pénzügyi és operatív döntések a vállalkozók egyhangú beleegyezését követelik meg. A közös vezetésű vállalkozás olyan közös vállalkozás, amely egy gazdasági tevékenységet folytató társaság, partnerség vagy más jogi személy létrehozásával jár, amelyet a Csoport a többi vállalkozóval közösen irányít.

A Társaság közös vezetésű vállalkozásokban lévő részesedései arányos konszolidációval kerülnek bevonásra, azaz a közös vezetésű vállalkozások eszközeinek, forrásainak, bevételeinek és ráfordításainak arányos része összevonásra kerül a konszolidált éves beszámoló megfelelő soraival. A közös vezetésű vállalkozások pénzügyi kimutatásaikat az anyavállalatéval azonos beszámolási évre, konzisztens számviteli politikákat követve készítik el.

Amikor a Csoport eszközöket ad át, illetve értékesít a közös vezetésű vállalkozás részére, a tranzakció annak tartalma alapján kerül elszámolásra. Amikor a Csoport eszközöket vásárol a közös vezetésű vállalkozástól, a Csoport akkor számolja el a közös vállalkozás tranzakcióból származó eredményének rá jutó részét, amikor az eszköz harmadik fél részére továbbértékesítésre kerül.

Befektetések társult vállalkozásokban
A társult vállalkozás olyan társaság, amelynek pénzügyi és működési politikáira a Csoport jelentős befolyást képes gyakorolni, de amely nem leányvállalat vagy közös vezetésű vállalkozás.

A Csoport társult vállalkozásokban lévő befektetései az equity módszer alkalmazásával kerülnek kimutatásra. Az equity módszer alapján a társult vállalkozásokban meglevő befektetés a mérlegben a társult vállalkozás nettó eszközértékének megszerzést követő, Csoportra jutó változásával növelt bekerülési értéken kerül kimutatásra. A társult vállalkozáshoz kapcsolódó goodwill a befektetés könyv szerinti értékének része, és nem kerül amortizálásra. Az eredménykimutatás a társult vállalkozás működéséből származó eredményének a Csoportra jutó részét tartalmazza. Ha a társult vállalkozás saját tőkéjével szemben elszámolt változás történik, a Csoport szintén elszámolja a rá jutó részt, és – ahol ez értelmezhető – kimutatja a saját tőke változásaként. A Csoport és a társult vállalkozás között történt tranzakciók nyeresége vagy vesztesége a társult vállalkozásban lévő tulajdoni hányad mértékéig kerül kiszűrésre.

A társult vállalkozások beszámolási időpontjai megegyeznek a Csoportéval, és a társult vállalkozások számviteli politikája megfelel a Csoport által hasonló tranzakcióknál, hasonló körülmények között alkalmazottal.

A társult vállalkozásokban levő befektetések a mérleg fordulónapján értékvesztésre utaló objektív bizonyítékok megállapítása céljából felülvizsgálatra kerülnek. Amennyiben van ilyen bizonyíték, meghatározásra kerül a befektetés realizálható értéke és az elszámolandó értékvesztés. A korábbi években elszámolt veszteségek okának mérlegelése alapján kerül meghatározásra, hogy a veszteségek visszafordításra kerülhetnek-e.

2.2 A számviteli politika változásai

A Csoport megváltoztatta a számviteli politikáját, ennek megfelelően a magyar helyi iparűzési adót és az innovációs járulékot társasági adóként számolja el, mivel ezek az adók inkább jövedelem típusú adók, mint a működési költségek sajátosságait mutatják. A korábbi években a helyi iparűzési adó működési költségként volt elszámolva. A változás 11.796 millió forint átvezetését (14.759 millió forint 2006-ban) eredményezte a működési költségek közül az adóráfordítások közé. Az adózott eredmény, valamint a saját tőke értéke nem változott. Az összehasonlító időszakok ennek megfelelően módosításra kerültek.

A Csoport számviteli politikái a fenti változáson kívül megegyeznek a korábbi években használtakkal, eltekintve néhány kisebb változtatástól néhány mérleg, illetve eredménykimutatás tétel besorolásában, melyek nem gyakoroltak lényeges hatást a Csoport pénzügyi kimutatásaira. Az összehasonlító időszakok e kisebb változásoknak megfelelően módosításra kerültek.

A Csoport az alábbi új, illetve módosított IFRS-t és IFRIC értelmezést alkalmazta az év során. A következőkben leírtakon túlmenően ezek alkalmazása nem gyakorolt jelentős hatást a Csoport pénzügyi kimutatására, azonban további közzétételi követelményeket eredményezett.

- IFRS 7 Pénzügyi instrumentumok – közzététel
- IAS 1 (módosítva 2005-ben) Pénzügyi kimutatások prezentálása
- IFRIC 8 Az IFRS 2 hatóköre
- IFRIC 7 A visszamenőleges módosítás alkalmazása az IAS 29 Pénzügyi beszámolás hiperinflációs gazdaságokban standard alapján
- IFRIC 9 A beágyazott derivatívák újraértékelése
- IFRIC 10 Évközi pénzügyi beszámolás és értékvesztés
- IFRIC 11 IFRS 2 – Csoport és saját részvény tranzakciók.

A Csoport nem vett korábban alkalmazásba olyan standardot vagy értelmező rendelkezést, amely nem volt kötelező a fordulónapon.

A változások főbb hatásai a következők:

IFRS 7 Pénzügyi instrumentumok – közzététel

Az IFRS 7 alkalmazásba vételével a Csoport további információkat mutat be pénzügyi instrumentumairól, azok jelentőségéről, valamint kockázatuk jellegéről és mértékéről. Konkrétabban, a Csoportnak részletesen be kell mutatnia pénzügyi instrumentumainak valós értékét és kockázati kitettségét. Az új információk a pénzügyi kimutatások több jegyzetében szerepelnek.

IAS 1 (módosítva 2005-ben) Pénzügyi kimutatások prezentálása

Az IAS 1 változása szintén további bemutatási követelményeket támaszt a Csoporttal szemben, amelyek lehetővé teszik a beszámoló felhasználói számára, hogy értékeljék a Csoport tőke menedzsmentre vonatkozó eljárásait és céljait. Ezen új információk a 30. Jegyzetben szerepelnek.

IFRIC 8 Az IFRS 2 hatóköre

Az IFRIC 8 Értelmező Rendelkezés az IFRS 2 alkalmazását követeli meg azon megállapodások vonatkozásában, amelyekben tőkeinstrumentumok kerülnek átadásra a valós értéküknél alacsonyabb ellenérték fejében. Mivel a munkavállalók részére csak munkavállalói részvény programok keretében kerül tőkeinstrumentum juttatásra, az értelmezés nem gyakorolt hatást a Csoport pénzügyi helyzetére.

IFRIC 9 A beágyazott derivatívák újraértékelése

Az IFRIC 9 szerint a beágyazott derivatívák meglétének értékelésére akkor kerül sor, amikor a társaság először válik szerződő féllé, újraértékelés pedig csak olyan szerződés módosítás esetén történik, amely jelentősen módosítja a pénzáramokat. Az értelmezés nem gyakorolt hatást a 11. Jegyzetben bemutatott, külön értékelt beágyazott derivatíva vonatkozásában.

IFRIC 10 Évközi pénzügyi beszámolás és értékvesztés

A Csoport 2007. január 1-től alkalmazza az IFRIC 10 Értelmezést, amely szerint a társaság nem írhat vissza goodwill, illetve tőke- vagy amortizált bekerülési értéken nyilvántartott pénzügyi eszköz vonatkozásában a korábbi évközi beszámolóban elszámolt értékvesztést. Mivel a Csoport nem írt vissza korábban elszámolt értékvesztést, az értelmezés nem gyakorolt hatást a Csoport pénzügyi helyzetére és eredményére.

Kibocsátott, de nem hatályos Nemzetközi Pénzügyi Beszámolási Standardok

A konszolidált éves beszámoló elfogadásáig az alábbi standardok és értelmezések kerültek kibocsátásra, amelyek még nem léptek hatályba:

- IFRS 2 Részvény alapú juttatások (módosítás) – megszolgálási feltételek és megszüntetések
  Az IFRS 2 Részvény alapú juttatások standard módosítása pontosítja a megszolgálási és a megszolgáláson kívüli feltételeket, valamint a megszüntetések számviteli elszámolását. A módosítás nem gyakorol lényeges hatást a Csoport meglévő részvény alapú juttatásaira.

- IFRS 3 Üzleti kombinációk
  A felülvizsgált standard a 2009. július 1-jén vagy ezt követően kezdődő első üzleti évben megvalósuló tranzakciók vonatkozásában lép érvénybe, és több változást tartalmaz a korábbi IFRS 3-hoz képest. Többek között, a külső részesedések értékelhetők mind valós értéken, mind pedig a megszerzett táraság azonosítható nettó eszközeinek külső részesedésre jutó értékén, míg korábban csak az utóbbi értékelés volt megengedett. További iránymutatást tartalmaz a függő tételek felvételéről, illetve a megszerzett társaság egyes azonosítható eszközeinek és kötelezettségeinek értékeléséről. Továbbá, a felvásárlónál az üzleti kombináció érdekében felmerült költségek ráfordításként számolandók el, szemben a korábbi kezeléssel, amely szerint ezeket a goodwill meghatározásánál figyelembe kellett venni. A felülvizsgálat nem gyakorol jelentős hatást a Csoport jelenleg bemutatott pénzügyi helyzetére.

- IFRS 8 Működési szegmensek
  Az új standard információk közzétételét követeli meg a Csoport működési szegmenseiről, és

felváltja a korábbi követelményt a Csoport elsődleges (üzleti) és másodlagos (földrajzi) beszámolási szegmenseinek meghatározásáról. A vezetés várakozása szerint nem történik változás a jelenlegi kimutatásokhoz képest, mivel a beszámolási célokra meghatározott elsődleges üzleti szegmensek megfelelnek az új standard szerinti működési szegmenseknek.

- IAS 23 Hitelfelvételi költségek
  A felülvizsgált IAS 23 Hitelfelvételi költségek 2007. márciusában került kibocsátásra, és a 2009. január 1-jén vagy azt követően kezdődő üzleti évekre hatályos. A felülvizsgált standard kötelezővé teszi a hitelfelvételi költségek aktiválását a megfelelő eszközökre. Megfelelő eszköznek minősülnek azon eszközök, melyek használat vagy értékesítés céljából történő előállítása jelentős időt vesz igénybe. A Csoport jelenleg is ezt a politikát követi, így a felülvizsgálatnak nem lesz hatása a konszolidált pénzügyi kimutatásokra.

- IAS 27 Konszolidált és egyedi pénzügyi kimutatások
  A felülvizsgált standard a 2009. július 1-jén vagy azt követően kezdődő üzleti év vonatkozásában lép hatályba. Megköveteli az időszaki teljes eredmény felosztását az anyavállalat tulajdonosai és a külső tulajdonosok között abban az esetben is, ha a külső tulajdonosok részesedése negatívvá válik. A korábbi standard – bizonyos ritka kivételektől eltekintve – ezen veszteségeket az anyavállalat tulajdonosaira allokálta. Továbbá, a standard az anyavállalat leányvállalataiban fennálló tulajdoni hányadában bekövetkező változásokat a saját tőkében rendeli elszámolni akkor, ha a tranzakció nem eredményezi a kontroll elvesztését, míg a kontroll elvesztésével járó tranzakciók nyeresége vagy vesztesége az eredményben számolandó el. A felülvizsgálat nem gyakorol jelentős hatást a Csoport jelenleg bemutatott pénzügyi helyzetére.

- IAS 32 Pénzügyi instrumentumok: közzététel és IAS 1 Pénzügyi kimutatások (módosítás) – eladható pénzügyi instrumentumok és felszámoláskor felmerülő kötelezettségek
  A módosított standard tőkeként történő kezelést ír elő egyes eladható pénzügyi instrumentumokra, valamint olyan pénzügyi instrumentumokra, amelyek csak a társaság felszámolásakor teremtenek kötelezettséget arra, hogy a társaság nettó eszközeinek arányos része a másik fél részére átadásra kerüljön. A módosítás nem gyakorol hatást a Csoport jelenlegi pénzügyi instrumentumaira.

- IFRIC 11 IFRS 2 – Csoport és saját részvény tranzakciók
  Az értelmezés részvény elszámolású tranzakciónak minősíti azon megállapodásokat, amelyekben munkavállalók részére a társaság tőke instrumentumai kerülnek juttatásra, abban az esetben is, ha azokat a társaság harmadik féltől veszi, illetve a részvényeseitől kapja. A Csoport jelenlegi részvény elszámolású tranzakcióira nincs hatással az értelmezés.

- IFRIC 12 Szolgáltatási koncessziós megállapodások
  Az IFRIC 12 Értelmezés 2006 novemberében került kibocsátásra és a 2008. január 1-jén vagy ezután kezdődő évek vonatkozásában kötelező. Ezen értelmezés a szolgáltatási koncessziók üzemeltetőire vonatkozik, és azt részletezi, hogyan kerüljenek elszámolásra a szolgáltatási koncessziós megállapodásban vállalt kötelezettségek és kapott jogok. A Csoport egyetlen tagja sem minősül üzemeltetőnek, így ezen értelmezés nem gyakorol hatást a Csoportra.

- IFRIC 13 Vevői hűségprogramok
  Az IFRIC 13 Értelmezés 2007 júniusában került kibocsátásra és a 2008. július 1-jén vagy ezután kezdődő évek vonatkozásában kötelező. Ezen értelmezés alapján a vevői hűség jutalmak az

őket keletkeztető értékesítés külön komponenseként kezelendők, ezért a kapott ellenszolgáltatás valós értékének egy része a jutalmaknak tulajdonítandó, amely a jutalmak érvényesítéséig hátralévő időszakra elhatárolásra kerül. A Csoport várakozása szerint az értelmezés nem gyakorol jelentős hatást a Csoport pénzügyi kimutatásaira a jelenleg működő kiskereskedelmi hűségprogram alapján.

- IFRIC 14 IAS 19 – A meghatározott juttatási eszköz korlátja, minimális hozzájárulási követelmények és ezek együttes hatásai
  Az IFRIC 14 Értelmezés 2007 júliusában került kibocsátásra és a 2008. január 1-jén vagy ezután kezdődő évek vonatkozásában kötelező. Ezen értelmezés útmutatót tartalmaz arra nézve, hogy az IAS 19 Munkavállalói Juttatások standard szempontjából hogyan veendő figyelembe a meghatározott juttatási rendszerekben megjelenő azon többlet értéke, amely eszközként elismerhető. A Csoport várakozásai szerint ezen értelmezés nem gyakorol hatást a Csoport pénzügyi helyzetére és teljesítményére, mivel jelenleg nem működtet hozzájárulási alappal rendelkező meghatározott juttatási rendszert.

2.3 A számviteli politika lényeges elemei

i) Beszámolási pénznem

Az alapul szolgáló gazdasági események tartalmára és körülményeire való tekintettel az anyavállalat funkcionális, valamint a Csoport beszámolási pénzneme a magyar forint.

ii) Üzleti kombinációk

Az üzleti kombinációk elszámolásakor az akvizíciós számvitel módszere kerül alkalmazásra. A módszer a megszerzett üzlet azonosítható eszközeinek (beleértve korábban fel nem vett immateriális javainak) és kötelezettségeinek (beleértve függő kötelezettségeinek, de kizárva jövőbeli átalakítási költségeinek) valós értéken történő felvételét jelenti.

Az üzletrész bekerülési értéke és az üzletrész révén a leányvállalatokban megszerzett eszközöknek, kötelezettségeknek és függő kötelezettségeknek a megszerzés napján érvényes valós értéke közötti különbözet az eszközök között, goodwill-ként kerül kimutatásra a konszolidált pénzügyi kimutatásokban. A felvételt követően a goodwill nyilvántartása értékvesztéssel csökkentett bekerülési értéken történik. Az értékvesztés vizsgálat céljából a megszerzéskor a keletkező goodwill a kombináció szinergiáiból részesülő jövedelemtermelő egységekhez vagy azok csoportjaihoz kerül hozzárendelésre, függetlenül attól, hogy vannak-e egyéb, ezen egységekhez, illetve csoporthoz rendelt eszközei vagy kötelezettségei a Csoportnak. Minden egység, vagy azok csoportja azt a legalacsonyabb szintet jelképezi a Csoporton belül, amelyen a goodwillt belső menedzsment célokra vizsgálják, illetve amely nem nagyobb, mint egy szegmens a Csoport IAS 14 Szegmens beszámolás standard szerinti beszámolási rendszerében.

Ha a goodwill egy olyan jövedelemtermelő egység vagy tevékenység részét képezi, amely értékesítésre kerül, a hozzárendelt goodwill figyelembe vételre kerül a tevékenység könyv szerinti értékében az értékesítés nyereségének vagy veszteségének megállapításakor. Ilyen esetekben a

kivezetett goodwill értéke az értékesített tevékenység és a megmaradó jövedelemtermelő egységek relatív értékeinek alapján kerül meghatározásra.

Amikor egy leányvállalat értékesítésre kerül, az eladási ár, illetve a kumulált átváltási különbözettel és a goodwill könyv szerinti értékével növelt nettó eszközérték különbözete az eredménykimutatásban kerül elszámolásra.

iii) Befektetések és Egyéb Pénzügyi Eszközök

A pénzügyi eszközök az IAS 39 alapján az eredménykimutatáson keresztül valósan értékelt pénzügyi eszközök, adott kölcsönök és vevőkövetelések, lejáratig tartott befektetések vagy értékesíthető pénzügyi eszközök lehetnek. A pénzügyi eszközök bekerüléskor valós értéken kerülnek kimutatásra, melyet a nem az eredménnyel szemben elszámolt valós értéken nyilvántartott befektetések esetében a megszerzéshez közvetlenül kapcsolódó tranzakciós költségek növelnek.

A befektetések vásárlásának és eladásának elszámolása a teljesítés időpontjában történik, amely az eszköz másik fél részére történő átadásának napja.

Eredménykimutatáson keresztül valósan értékelt pénzügyi eszközök
Az eredménykimutatáson keresztül valósan értékelt pénzügyi eszközök kategóriájába tartoznak a kereskedési céllal tartott pénzügyi eszközök, illetve a bekerülést követően ilyenként minősített pénzügyi eszközök.

Kereskedési céllal tartott pénzügyi eszköznek minősülnek azok a pénzügyi eszközök, melyek rövid távon történő értékesítés céljából kerülnek beszerzésre. A származékos termékeket, az alapszerződéstől elkülönített beágyazott származékos termékeket is beleértve, kereskedési célúnak kell tekinteni, kivéve, ha azok hatékony fedezeti instrumentumnak vagy pénzügyi garancia szerződésnek minősülnek. A kereskedési célú befektetésekhez kapcsolódó bevételek és ráfordítások elszámolása az eredménykimutatással szemben történik.

Egy pénzügyi eszköz bekerüléskor az eredménykimutatáson keresztül valósan értékelt eszközök közé a következő feltételek fennállása esetén sorolható: (i) ha az eszköz ilyen besorolása megszünteti vagy lényegesen csökkenti annak valószínűségét, hogy az adott pénzügyi eszköz értékelése, illetve a kapcsolódó bevételek és ráfordítások eltérő módon történő kezelése nem megfelelő bemutatást eredményezne (ii) az eszköz egy olyan eszközcsoport részét képezi, melynek kezelése és teljesítményértékelése egy dokumentált kockázatkezelési stratégiával összhangban valós érték alapon történik (iii) a pénzügyi eszköz olyan beágyazott származékos terméket tartalmaz, melyet elkülönítetten kellene kimutatni. Ezen pénzügyi eszközök rövid lejáratúként kerülnek kezelésre, kivéve, amelyek a mérlegfordulónapot követő 12 hónapon túl rendeződnek és elsődlegesen nem kereskedési célt szolgálnak. Ebben az esetben az ilyen instrumentumokra vonatkozó kifizetések a hosszú lejáratú eszközök közé kerülnek besorolásra.

2007. és 2006. december 31-én a Csoportnak nem voltak eredménykimutatáson keresztül valósan értékelt pénzügyi eszköznek minősített eszközei.

Lejáratig tartott befektetések

A lejáratig tartott befektetések olyan fix vagy meghatározott kifizetésekkel és fix lejárattal bíró nem származékos pénzügyi eszközök, melyeket a Csoport szándékozik és képes a lejáratig megtartani. A bekerülést követően a lejáratig tartott befektetések amortizált bekerülési értéken kerülnek kimutatásra. Az amortizált bekerülési érték az eszköz bekerüléskor meghatározott értéke csökkentve a tőketörlesztésekkel, növelve vagy csökkentve az eredeti érték és a lejáratkori érték közötti különbözet effektív kamatláb módszer szerint megállapított halmozott amortizációjával és csökkentve az esetleges értékvesztéssel. A számítás minden olyan díjat és tételt tartalmaz, melyet a szerződő felek egymástól kapnak vagy egymásnak fizetnek és az effektív kamatláb részét képezik, továbbá a tranzakciós költségeket és minden egyéb prémiumot és diszkontot. Az amortizált bekerülési értéken nyilvántartott befektetésekkel kapcsolatos bevételek és ráfordítások a konszolidált eredménykimutatásban jelennek meg a befektetések kivezetésekor vagy értékvesztésekor, valamint az amortizációs folyamat során.

Adott kölcsönök és követelések

Az adott kölcsönök és követelések olyan fix vagy meghatározott kifizetésekkel bíró nem származékos pénzügyi eszközök, melyeket aktív piacon nem jegyeznek. Megszerzést követően az adott kölcsönök és követelések az effektív kamatláb módszer alapján meghatározott, estleges értékvesztéssel csökkentett amortizált bekerülési értéken kerülnek nyilvántartásra. Az amortizált bekerülési érték meghatározása megszerzéskori diszkontok illetve prémiumok, az effektív kamatláb részét képező díjak és a tranzakciós költségek figyelembe vételével történik. Az adott kölcsönökhöz és követelésekhez kapcsolódó bevételek és ráfordítások az adott kölcsön és követelés kivezetésekor vagy értékvesztésekor, valamint az amortizációs folyamat során kerülnek elszámolásra az eredménykimutatásban.

Értékesíthető pénzügyi instrumentumok

Az értékesíthető pénzügyi eszközök azok a nem származékos pénzügyi eszközök, melyet értékesíthetőnek minősítettek és nem tartoznak a fenti három pénzügyi eszköz kategória egyikébe sem. Megszerzést követően az értékesíthető pénzügyi eszközök valós értéken kerülnek értékelésre, a nem realizált nyereség és veszteség közvetlenül a saját tőke valós érték értékelési tartalék kategóriájában történő elszámolásával. A befektetés kivezetésekor az azt megelőzően a tőkében elszámolt halmozott nyereség és veszteség az eredménykimutatásba kerül átvezetésre.

Valós érték

Azon befektetések valós értékének meghatározása, amelyekkel aktív kereskedés folyik szervezett pénzügyi piacokon, a mérleg fordulónapján érvényes záró piaci jegyzésár alapul vételével történik. A piaci jegyzésárral nem rendelkező befektetések valós értékének meghatározása más, lényegében azonos jellemzőkkel rendelkező instrumentumok érvényes piaci értéke, vagy a befektetések alapját képező nettó eszközöktől elvárt pénzáramok alapján történik.

iv) Pénzügyi instrumentumok minősítése és kivezetése

Pénzügyi instrumentumnak minősülnek a konszolidált mérlegben a pénzeszközök, értékpapírok, vevő és egyéb követelések, szállító és egyéb kötelezettségek, hosszú lejáratú követelések, adott és kapott hitelek és kölcsönök, befektetések, kötvénykövetelések és kötelezettségek. Ezen tételek értékelése során alkalmazott elveket jelen számviteli politika vonatkozó jegyzetei tartalmazzák.

A pénzügyi instrumentumok (beleértve az összetett pénzügyi instrumentumokat) az alapul szolgáló szerződéses kötelezettségek valós tartalma alapján válnak eszköz-, forrás- vagy tőkeelemmé. A kötelezettségek közé sorolt pénzügyi instrumentumokhoz kapcsolódó kamatok, osztalékok, nyereségek és veszteségek felmerüléskor az eredménykimutatásban kerülnek elszámolásra. A saját tőkében megjelenő pénzügyi instrumentumok tulajdonosainak nyújtott juttatások a saját tőkével szemben kerülnek elszámolásra. Az összetett pénzügyi instrumentumok esetében először azok kötelezettség része kerül értékelésre, a tőkerész maradványértékként kerül meghatározásra. A pénzügyi instrumentumok csak abban az esetben kerülnek elszámolásra egymással szemben (nettósítás), ha a Társaságnak ahhoz törvényes joga van, továbbá, ha feltett szándéka, hogy az érintett eszközt és forrást nettó módon vagy egyidejűleg rendezi.

A pénzügyi instrumentumok kivezetése akkor történik meg, amikor a Csoport már nem rendelkezik a pénzügyi instrumentumban foglalt jogokkal, amely rendszerint az instrumentum eladásának, vagy az instrumentumból származó valamennyi pénzáramlás független harmadik fél részére történő átadásának időpontja.

v) Származékos pénzügyi instrumentumok

A Csoport származékos pénzügyi instrumentumokat, például forward devizaszerződéseket vagy kamatláb swap-okat használ a kamatlábak és az árfolyamok változásából eredő kockázatok kezelésére. Ezen származékos pénzügyi instrumentumok a szerződéskötés napján fennálló valós értéken kerülnek felvételre, és a következő időszakokban átértékelésre kerülnek. A származékos ügyletek eszközként kerülnek elszámolásra, ha valós értékük pozitív, illetve kötelezettségként, amennyiben valós értékük negatív.

A fedezeti ügyletnek nem minősülő származékos ügyletek valós értékének változásából eredő bevételek és ráfordítások a tárgyévi eredményben kerülnek elszámolásra a pénzügyi műveletek bevételei vagy ráfordításai között.

A forward deviza szerződések valós értéke a hasonló lejáratú forward devizaárfolyamok alapján, a kamat swap-ok valós értéke pedig a hasonló instrumentumok piaci értéke alapján kerül meghatározásra.

A beágyazott származékos ügyletek az alábbi feltételek mindegyikének teljesülése esetén elkülönítésre kerülnek az alapul szolgáló szerződéstől és különálló származékos ügyletként kerülnek kimutatásra:

- a beágyazott származékos ügylet gazdasági jellemzői és kockázatai nem mutatnak szoros kapcsolatot az alapul szolgáló szerződés gazdasági jellemzőivel,
- egy, a beágyazott származékos ügylet jellemzőivel rendelkező különálló ügylet megfelelne a származékos ügylet definíciójának, és
- a hibrid (beágyazott származékos ügyletet tartalmazó) ügylet nem valós értéken kerül kimutatásra, értékének változásai nem jelennek meg az eredményben.

vi) Fedezeti ügyletek

A fedezeti elszámolás szempontjából az ügyletek a következő kategóriákba sorolhatók:

- valós érték fedezeti ügyletek;
- cash flow fedezeti ügyletek; vagy
- egy külföldi egységben lévő nettó befektetésre vonatkozó fedezeti ügyletek.

Egy biztos elkötelezettség devizakockázatának fedezete cash flow fedezeti ügyletként kerül elszámolásra. A fedezeti ügylet megkötésekor a Csoport formálisan megjelöli és dokumentálja a fedezeti kapcsolatot, amelyre a Csoport a fedezeti elszámolást alkalmazni kívánja, valamint az ügylet megkötésének kockázatkezelési céljait és stratégiáját. A dokumentáció tartalmazza a fedezeti ügylet azonosítását, a kapcsolódó fedezett tételt vagy ügyletet, a fedezni kívánt kockázat jellegét és azt, hogy a gazdálkodó hogyan fogja mérni a fedezeti ügylet hatékonyságát a fedezett tétel valós értékében vagy pénzáramaiban létrejövő, a fedezett kockázatnak tulajdonítható változásoknak való kitettség ellentételezésében. Ezen fedezeti ügyletek várhatóan nagyon hatékonyak lesznek a valós érték – vagy a pénzáram-változások ellentételezésének elérésében, és folyamatosan értékelésre kerülnek annak megállapítása érdekében, hogy a beszámolási időszak egész ideje alatt ténylegesen nagyon hatékonyak voltak.

A fedezeti elszámolás szigorú követelményeinek megfelelő fedezeti ügyletek elszámolása az alábbiak szerint történik:

Valós érték fedezeti ügyletek

A valós érték fedezeti ügyletek egy mérlegben kimutatott eszköz, vagy kötelezettség, vagy egy ki nem mutatott biztos elkötelezettség, vagy egy ilyen eszköz, kötelezettség vagy biztos elkötelezettség beazonosítható részének valós értékében bekövetkező változásoknak való olyan kitettség fedezése, amely egy bizonyos kockázathoz kapcsolódik és várhatóan az eredményt fogja érinteni.

Valós érték fedezeti ügyletek esetében a fedezett tétel könyv szerinti értéke a fedezett kockázatnak tulajdonítható nyereséggel vagy veszteséggel módosításra kerül, a fedezeti ügylet átértékelésre kerül valós értékre, és mindkettő nyeresége vagy vesztesége az eredményben jelenik meg. Az amortizált bekerülési értéken szereplő tételekhez kapcsolódó valós érték fedezeti ügyletek esetében a könyv szerinti érték módosítása a lejáratig hátralévő időszak alatt kerül amortizálásra az eredménnyel szemben. Egy fedezett, effektív kamatláb módszerrel értékelt pénzügyi instrumentum könyv szerinti értékének módosítását az eredménnyel szemben kell amortizálni.

Az amortizáció elszámolása akkor kezdődhet, amikor a módosítás megjelenik, és nem kezdődhet később, mint amikor a fedezett tételnek a fedezett kockázatnak tulajdonítható valós érték változások miatti módosítása megszűnik.

Ha egy mérlegben nem szereplő biztos elkötelezettség kerül fedezett tételként megjelölésre, az ezt követően elszámolt, a biztos elkötelezettség valós értékében a fedezett kockázatnak tulajdonítható kumulatív változás eszközként vagy kötelezettségként kerül elszámolásra az eredménnyel szemben. A fedezeti ügylet valós értékének változása szintén az eredményben kerül elszámolásra.

A Csoport akkor szünteti meg a valós érték fedezeti elszámolást, ha a fedezeti instrumentum lejár, eladásra kerül, megszűnik vagy lehívják, a fedezeti ügylet már nem felel meg a fedezeti elszámolás kritériumainak vagy a Csoport visszavonja a fedezeti megjelölést.

Cash flow fedezeti ügyletek

A cash flow fedezeti ügylet a pénzáramok változékonyságából eredő olyan kitettségnek a fedezése, amely egy mérlegben szereplő eszközzel vagy kötelezettséggel, vagy egy valószínű előrejelzett ügylettel kapcsolatos bizonyos kockázatnak tulajdonítható, és amely érintheti az eredményt. A fedezeti ügylet nyereségének vagy veszteségének hatékony része közvetlenül a saját tőkével, míg a nem hatékony része az eredménnyel szemben kerül elszámolásra.

A saját tőkében elszámolt összegeket akkor kell az eredménykimutatásban figyelembe venni, amikor a fedezett tranzakció az eredményre hatást gyakorol, például amikor a fedezett pénzügyi bevétel vagy ráfordítás elszámolásra kerül, vagy az előre jelzett eladás vagy vásárlás megtörténik. Ha a fedezett ügylet egy nem pénzügyi eszköz vagy kötelezettség megszerzése, a saját tőkében elszámolt összeget a nem pénzügyi eszköz vagy kötelezettség bekerülési értékében kell figyelembe venni.

Ha az előre jelzett ügylet várhatóan már nem fog bekövetkezni, a korábban a saját tőkével szemben elszámolt összegeket át kell sorolni az eredménybe. Ha a fedezeti ügylet lejár, eladásra kerül, megszűnik, lecserélés vagy átforgatás nélkül lehívásra kerül, vagy a fedezeti megjelölés visszavonásra kerül, a korábban a saját tőkével szemben elszámolt összegek a saját tőkében maradnak, amíg az előre jelzett ügylet bekövetkezik. Ha az előre jelzett ügylet várhatóan már nem fog bekövetkezni, ezeket az összegeket át kell sorolni az eredménybe.

Nettó befektetés fedezete

Egy külföldi egységben levő nettó befektetésre vonatkozó fedezeti ügylet, beleértve azon monetáris eszközök fedezetét is, amelyek a nettó befektetés részét képezik, a cash flow fedezeti ügyletekhez hasonló módon kerül elszámolásra. A fedezeti ügylet nyereségének vagy veszteségének hatékony része közvetlenül a saját tőkével, míg a nem hatékony része az eredménnyel szemben kerül elszámolásra. A külföldi egység kivezetésekor a saját tőkében így elszámolt nyereség vagy veszteség átsorolásra kerül az eredménybe.

vii) Pénzügyi eszközök értékvesztése

A Csoport minden mérlegfordulónapon értékvesztés-vizsgálatot végez a pénzügyi eszközökre, illetve azok csoportjaira vonatkozóan.

Amortizált bekerülési értéken nyilvántartott eszközök

Amennyiben egy amortizált bekerülési értéken nyilvántartott eszköz esetében objektíven bizonyítottá válik az értékvesztés elszámolásának szükségessége, az értékvesztés összege megegyezik az eszköz könyv szerinti értékének és a jövőbeli pénzáramoknak (kivéve a jövőben várhatóan meg nem térülő, az értékelés időpontjáig még fel nem merült hitelezési veszteségeket) az eszköz eredeti (bekerüléskor kalkulált) effektív kamatlábával diszkontált nettó jelenértékének különbözetével. Az értékvesztés összege az eredménykimutatásban kerül elszámolásra.

A Csoport először az értékvesztés elszámolásának szükségességét vizsgálja, melynek megállapítása az egyedileg jelentős értékű eszközök esetében egyedileg, az egyedileg nem jelentős értékű eszközök esetében egyedileg vagy csoportosan történik. Amennyiben az egyedi értékelés során megállapításra kerül, hogy nincs objektív bizonyíték az értékvesztés elszámolására, függetlenül attól, hogy az eszköz jelentős értékű vagy sem, és az adott eszköz egy azonos hitelezési kockázat-

tal rendelkező eszközcsoport részét képezi, az értékvesztés az eszközcsoport vonatkozásában is vizsgálatra kerül. Az egyedileg értékelt eszközök, melyek vonatkozásában értékvesztés vagy annak további elszámolása megállapításra került, nem tartoznak a csoportosan értékelt eszközök körébe.

Amennyiben egy későbbi időszakban az értékvesztés összege csökken, és a csökkenés az értékvesztés elszámolását követő időszakban bekövetkezett eseményből származik, a korábban elszámolt értékvesztés visszaírható. Az eredménykimutatásban elszámolt értékvesztés visszaírását olyan mértékig lehet elszámolni, hogy az eszköz könyv szerinti értéke ne haladja meg az eszköz visszaírás időpontjára vonatkozó amortizált bekerülési értékét.

Értékesíthető pénzügyi instrumentumok

Ha egy értékesíthető eszköz esetében értékvesztés elszámolásra kerül sor, az eszköz (a tőketörlesztéseket és a halmozott amortizáció hatását is tartalmazó) könyv szerinti értéke és aktuális valós értéke közötti különbözetnek a korábban az eredményben elszámolt értékvesztéssel csökkentett összege a tőkéből az eredménykimutatásba kerül átvezetésre.

Értékesíthető pénzügyi eszköznek minősített tőkeinstrumentumok esetében az értékvesztés visszaírása nem az eredménykimutatásban kerül elszámolásra.

A kölcsönkövetelésre vonatkozó értékvesztés visszaírása abban az esetben kerül az eredménykimutatásban elszámolásra, ha az instrumentum valós értékének növekedése egyértelműen az értékvesztés eredményben történő elszámolását követő időszak eseményéből fakad.

viii) Pénzeszközök és pénz-egyenértékesek

A pénzeszközök a készpénzt és bankbetéteket foglalják magukban. A pénz egyenértékesek olyan rövid távú, a beszerzéstől számított három hónapnál nem hosszabb lejáratú, magas likviditású befektetési formák, amelyek minimális értékváltozási kockázatot hordoznak és azonnal pénzeszközökre konvertálhatók.

ix) Vevőkövetelések

A vevőkövetelések a kétes követelésekre képzett értékvesztéssel csökkentett bekerülési értéken kerülnek kimutatásra. Ahol a pénz időértéke jelentős, a követelések nyilvántartása amortizált bekerülési értéken történik. Értékvesztés megállapítására olyan objektív bizonyíték alapján kerül sor (például fizetésképtelenség valószínűsége vagy az adós jelentős pénzügyi nehézségei), amely arra enged következtetni, hogy a Csoport nem lesz képes a teljes, a számla eredeti feltételeinek megfelelő összeget behajtani. A leírt követelés kivezetése akkor történik meg, amikor behajthatatlannak lett minősítve.

x) Készletek

A készletek, beleértve a befejezetlen termelést is, a bekerülési és a realizálható érték közül az alacsonyabbikon vannak kimutatva, figyelembe véve a lassan mozgó és felesleges tételek leírását. A realizálható érték megegyezik az értékesítés következtében felmerülő költségekkel csökken-

tett piaci értékkel. A vásárolt áruk értéke, beleértve a vásárolt kőolajat és földgázt, elsősorban súlyozott átlagár alapján kerül meghatározásra. A saját előállítású készletek értéke az anyagköltséget, a közvetlen bérköltséget és az üzemi általános költségek arányos részét foglalja magában, beleértve a bányajáradékot is. A nem realizálható készletek teljesen leírásra kerülnek.

xi) Tárgyi eszközök

A tárgyi eszközök a halmozott értékcsökkenéssel és értékvesztéssel csökkentett bekerülési (vagy az 1991. október 1-jén megállapított könyv szerinti) értéken kerülnek kimutatásra. Értékesítéskor és felszámoláskor az eszközök bruttó értéke és halmozott értékcsökkenése kivezetésre kerül a könyvekből, a felmerülő nyereség vagy veszteség az eredménykimutatásban kerül elszámolásra.

A bekerülési érték az eszköz árán túlmenően az import vámokat, vissza nem igényelhető adókat és az eszköz üzembe helyezéséhez közvetlenül kapcsolódó költségeket, például hitelfelvételi költségeket tartalmazza. Az eszközök felszámolásának és az eredeti állapot helyreállításának becsült költségei aktiválásra kerülnek az eszköz bekerülésekor, illetve, ha a felszámolásról szóló döntés később születik, a döntés időpontjában. A költségekre vonatkozó becslések változása módosítja a tárgyi eszközök könyv szerinti értékét. Az üzembe helyezést követően felmerülő költségek, mint a karbantartás vagy javítás (leszámítva a periodikus karbantartási költségeket), általában az eredmény terhére kerülnek elszámolásra a felmerülésükkel egyidőben. A periodikus karbantartási költségek az eszközök külön komponenseként kerülnek aktiválásra.

A beruházások között a folyamatban lévő beszerzések és előállítások szerepelnek bekerülési értéken, ami a beszerzési költségeket és a közvetlen önköltségeket foglalja magában. A beruházásokra értékcsökkenés csak az eszköz üzembe helyezését követően kerül elszámolásra.

Az olaj- és gázkutatási és feltárási költségek elszámolása alább, a xv) bekezdésben található.

xii) Immateriális javak

Az egyedileg beszerzett immateriális javak beszerzési áron, az üzleti kombináció során megszerzett immateriális javak pedig valós értéken kerülnek felvételre a megszerzés időpontjában. A könyvekbe való felvételre abban az esetben kerül sor, ha az eszköz használata bizonyíthatóan jövőbeli gazdasági javak beáramlását eredményezi és annak költsége egyértelműen meghatározható.

A bekerülést követően az immateriális javak vonatkozásában a bekerülési érték modell irányadó. Ezen javak élettartama véges vagy nem meghatározható. A véges élettartamú eszközök amortizációja lineáris módszerrel történik az élettartamra vonatkozó legjobb becslés alapján. Az amortizációs időszak és az amortizáció módszere évente felülvizsgálatra kerül a pénzügyi év végén. A saját előállítású immateriális javak, a fejlesztési költségek kivételével nem kerülnek aktiválásra, hanem felmerülésük évében elszámolásra kerülnek az eredménnyel szemben. Az immateriális javak évente felülvizsgálatra kerülnek értékvesztés szempontjából egyedileg, vagy a jövedelemtermelő egység szintjén. A hasznos élettartamok szintén évente kerülnek vizsgálatra, a szükséges módosítások a jövőre vonatkozóan történnek meg.

A kutatási költségek felmerüléskor ráfordításként kerülnek elszámolásra. Az egyedi projekteken felmerülő fejlesztési költségek akkor vihetők tovább, ha annak jövőbeli megtérülése megfelelően bizonyítottnak tekinthető. A kezdeti elszámolást követően a fejlesztési költségekre a bekerülési érték modell alkalmazandó, amely szerint az eszköz értékvesztéssel csökkentett bekerülési értéken kerül kimutatásra. Amortizáció nem kerülhet elszámolásra a fejlesztési szakaszban felmerült költségekre. A fejlesztési költségek könyv szerinti értéke évente felülvizsgálatra kerül értékvesztés szempontjából, amikor az eszköz használatba vétele még nem történt meg, vagy gyakrabban, ha a beszámolási év során arra utaló jel merült fel, hogy a könyv szerinti érték nem térül meg.

Az olaj- és gázkutatási és feltárási költségek elszámolása alább, a xv) bekezdésben található.

xiii) Értékcsökkenés

Az immateriális javak és tárgyi eszközök értékcsökkenésének elszámolása lineáris, a hasznos élettartam figyelembevételével az immateriális javak és tárgyi eszközök esetében a következők szerint alakul jellemzően:

Szoftverek	3 - 5 év
Épületek	10 - 50 év
Finomítói berendezések	4 - 12 év
Gáz és olaj szállító és tároló berendezések	7 - 50 év
Töltőállomások és felszereléseik	5 - 30 év
Egyéb gépek és berendezések	3 - 10 év

Az egyes szénhidrogén mezőkhöz, vagy a hozzájuk tartozó szállítási rendszerhez kapcsolódó olaj- és gáztermelő-, és gyűjtő berendezések értékcsökkenése a bizonyított és feltárt, gazdaságosan kitermelhető szénhidrogén készletek alapján, a termelés arányában kerül elszámolásra. A készletek felülvizsgálata évente történik. A több szénhidrogén termelő mezőhöz kapcsolódó szállítóberendezések értékcsökkenése egyedileg, lineárisan, a várható hasznos élettartam alapján történik. A bérelt berendezéseken végzett felújítások aktivált értékének az értékcsökkenése a várható hasznos élettartam és a bérleti időszak közül a rövidebbik alapján történik. A periodikus karbantartási költségek a következő hasonló karbantartásig hátralévő időszak alatt kerülnek elszámolásra.

A hasznos élettartamok és az értékcsökkenési módszerek legalább évente felülvizsgálatra kerülnek az adott eszköz által nyújtott tényleges gazdasági haszon megfelelő tükröztetése érdekében. Szükség esetén a módosítás a tárgyévi eredménnyel szemben kerül elszámolásra.

xiv) Eszközök értékvesztése

Amennyiben arra utaló jelek merülnek fel, hogy a realizálható érték a könyv szerinti érték alá kerülhet, a tárgyi eszközök és az immateriális javak értékvesztése felülvizsgálatra kerül. Amennyiben a realizálható érték a könyv szerinti érték alá kerül, a bekerülési értéken kezelt eszközök vonatkozásában értékvesztést kell az eredmény terhére elszámolni. A realizálható érték az eszköz használati értéke és piaci értéke közül a magasabb. A piaci érték az az összeg, amely független felek közötti tranzakció során az eszközért megkapható, míg a használati érték az eszköz

folyamatos használatból és annak hasznos élettartamának végén történő értékesítésből származó cash flow-k nettó jelenértéke. A realizálható érték meghatározása eszközönként egyedileg, illetve amennyiben ez nem lehetséges, jövedelemtermelő egységenként történik. Az elszámolt értékvesztések évente felülvizsgálatra kerülnek és amennyiben a realizálható érték emelkedik, úgy a korábban elszámolt értékvesztés részben vagy teljesen visszaírásra kerül.

A goodwill értékvesztés vizsgálatára évente (illetve amennyiben a körülmények indokolják, gyakrabban) kerül sor. Az értékvesztés azon jövedelemtermelő egység (vagy azok csoportja) realizálható értékének meghatározásával kerül megállapításra, amelyhez a goodwill hozzá lett rendelve. Ha a jövedelemtermelő egység (vagy csoport) realizálható értéke alacsonyabb, mint a könyv szerinti érték, értékvesztés kerül elszámolásra. A goodwill értékvesztése nem visszaírható a későbbi időszakokban. A Csoport a goodwill értékvesztés felülvizsgálatát december 31-ével végzi el.

A nem meghatározható élettartamú immateriális javak értékvesztés vizsgálata december 31-ével történik, egyedileg, illetve jövedelemtermelő egységek szintjén.

xv) Olaj- és gázkutatási és mezőfejlesztési költségek elszámolása

A kutatási és mezőfejlesztési költségek elszámolása a Successful Efforts módszer szerint történik

Licensz- és tulajdonszerzési költségek
A kutatási- és tulajdonjogok megszerzésére fordított összegek immateriális javakként aktiválásra kerülnek és a kutatás várható időtartama alatt lineárisan amortizálódnak. Valamennyi tulajdon évente felülvizsgálatra kerül annak megerősítésére, hogy a Csoport tervez-e további fúrási tevékenységet végezni, valamint szükséges-e értékvesztést elszámolni. Amennyiben a Csoport nem tervez további tevékenységet, a licensz és tulajdonjogok maradványértéke leírásra kerül. Gazdaságosan kitermelhető készlet megállapítása esetén („bizonyított készlet" vagy „kereskedelmi készlet") az amortizáció megszűnik, és a fennmaradó összeg a kutatási költséggel együtt, elfogadásra váró bizonyított vagyonként az immateriális javak között, mezőnként kerül nyilvántartásra. A mezőfejlesztés belső jóváhagyása esetén a vonatkozó költség a tárgyi eszközök közé kerül átsorolásra.

Kutatási költségek
A geológiai és geofizikai kutatási költségek felmerüléskor az eredmény terhére kerülnek elszámolásra. A kutatófúrásokhoz közvetlenül kapcsolódó költségek felmerüléskor aktiválásra kerülnek az immateriális javak között a fúrás befejezéséig és az eredmény kiértékeléséig. Ezen költségek a munkabéreket, a felhasznált anyagokat, üzemanyagokat, a fúróberendezéshez kapcsolódó költségeket, késedelmi díjakat és a vállalkozóknak fizetett összegeket tartalmazzák. Amennyiben nincs szénhidrogén találat, a kutatási költségek meddő fúrásként leírásra kerülnek. Szénhidrogén találat esetén, amely – további kútfúrásokat is tartalmazó lehatároló tevékenység (kutató- vagy kutatási jellegű rétegtani próbafúrások) függvényében – valószínűsíthetően alkalmas kereskedelmi célú termelésbe állításra, a költségek továbbra is eszközként kerülnek kimutatásra. Valamennyi ilyen eszköz évente legalább egyszer felülvizsgálatra kerül technikai, kereskedelmi és menedzsment szempontból annak megerősítésére, hogy a társaságnak továbbra is szándékában áll a találatot termelésbe állítani vagy másként értéket kivonni belőle. Amennyiben ez a szándék már nem áll fenn, a költségek leírásra kerülnek. Amikor a bizonyított kőolaj- vagy földgáz készletek meghatározásra kerülnek, és a mezőfejlesztésről döntés születik, a vonatkozó költségek a tárgyi eszközök közé kerülnek átsorolásra.

Mezőfejlesztési költségek
Az infrastruktúra elemeinek (például csővezetékek) építéséhez, létesítéséhez és üzembe helyezéséhez, illetve termelő- vagy lehatároló kutak mélyítéséhez (beleértve a sikertelen termelő- és lehatároló kutakat) kapcsolódó költségek tárgyi eszközként aktiválásra kerülnek.

xvi) Kamatozó kölcsönök és hitelek

Valamennyi kölcsön és hitel bekerülési értéken kerül felvételre, amely a kapott ellenérték kibocsátási költségekkel csökkentett valós értéke. A kezdeti megjelenítést követően a kamatozó kölcsönök és hitelek az effektív kamatláb módszerével számított amortizált bekerülési értéken kerülnek értékelésre. Az amortizált bekerülési értékben a kibocsátás költségei, valamint a teljesítéskor felmerült diszkontok vagy prémiumok figyelembe vételre kerülnek. A bevételek és ráfordítások a konszolidált eredménykimutatásban jelennek meg a befektetések kivezetésekor vagy értékvesztésekor, valamint az amortizációs folyamat során, az aktivált finanszírozási költségek kivételével.

xvii) Céltartalékok

Céltartalék képzésre abban az esetben kerül sor, ha a Csoportnak jelenbeli – jogilag előírt vagy vélelmezett – kötelezettsége keletkezik egy múltbeli esemény következtében és valószínű, hogy gazdasági javak átadásával kell majd a kötelezettséget rendezni, továbbá a kötelezettség összege jól becsülhető. A céltartalékok mérlegkészítéskor felülvizsgálatra, a becslések pontosításra kerülnek. A céltartalék értéke a kötelezettség rendezésére vonatkozó kiadások jelenértéke, melynek meghatározásánál diszkontrátaként a becsült kockázatmentes kamatláb szolgál. Az idő múlását jelentő diszkontfeloldás alkalmazásakor a céltartalék mérlegértéke évről évre nő a diszkonthatással. A növekmény kamatköltségként kerül elszámolásra.

Szervezet átalakításra képzett céltartalék
A Csoport munkavállalói a munkáltató részéről történő felmondás esetén a vonatkozó magyar törvények és a MOL és alkalmazottak közötti Kollektív Szerződés értelmében végkielégítésre jogosultak. A konszolidált éves beszámolóban az ilyen jellegű céltartalék akkor kerül elismerésre, ha a szervezet-átalakítási program meghatározásra és kihirdetésre került, és a végrehajtás feltételei teljesültek.

Környezetvédelmi kötelezettségekre képzett céltartalék
A jelen és jövőbeni bevételekhez kapcsolódó környezetvédelmi kiadások felmerüléskor jellegüknek megfelelően költségként kerülnek elszámolásra vagy aktiválandók. A jelenben fennálló, a múltbeli működés eredményeként bekövetkezett azon környezetszennyezések elhárítási kiadásai, amelyek nem járulnak hozzá jelen- és jövőbeli bevételek keletkezéséhez, költségként kerülnek elszámolásra. Környezetvédelmi költségek miatti kötelezettség akkor kerül felvételre, ha a környezetvédelmi kárfelmérés vagy kármentesítés valószínű, és a kapcsolódó költségek megbízhatóan számszerűsíthetők. A céltartalék elszámolása általában egybeesik egy erre vonatozó formális terv vagy feladat elfogadásával, illetve, ha az korábbi, az inaktív helyek értékesítésével vagy bezárásával. A céltartalék mértékének megállapítása a felmerülő költségekre vonatkozó legjobb becslés alapján történik. Ahol a kötelezettség több év múlva kerül rendezésre, az elszámolt összeg a várható jövőbeli költségek jelenértéke.

Mezőfelhagyási kötelezettségek
A Társaság a kőolaj- és földgáztermelő mezőkön a termelés felhagyását követően jelentkező jövőbeni költségeinek jelenértékére céltartalékot képez. A céltartalék értékére vonatkozó becslés a jelenleg ismert szabályozás, technológia és árszint alapján történik. A céltartalékkal megegyező összegű tárgyi eszköz szintén felvételre kerül, amelyre később a termelési vagy üzemegység részeként értékcsökkentés kerül elszámolásra. Bármely, a várható költségek jelenértékében bekövetkező változás a céltartalék és a megfelelő tárgyi eszköz értékének egyidejű módosításaként jelenik meg.

Nyugdíj juttatásokra képzett céltartalék
A Csoport három meghatározott hosszú távú nyugdíjjuttatási rendszert működtet, melyek nem igényelnek külön alapba történő hozzájárulást. A rendszerek által biztosított juttatások költsége rendszerenként külön kerül meghatározásra a kivetített jóváírási egység módszerrel, aktuáriusi értékelés alapján. Az aktuáriusi nyereségek és veszteségek bevételként vagy ráfordításként azonnal elszámolásra kerülnek. A rendszer bevezetése, vagy a rendszerben történő változás következtében keletkező múltbeli szolgálat költsége lineáris módszerrel kerül ráfordításként elszámolásra a juttatás megszolgálásáig hátralévő átlagos időtartam alatt.

xviii) Üvegház hatású gázok kibocsátása

A Csoport ingyenesen jut kibocsátási jogokhoz Magyarországon és Szlovákiában az Európai Kibocsátáskereskedelmi Rendszer keretei között. A jogok évente kerülnek jóváírásra, a Csoport pedig a tényleges kibocsátás alapján köteles azokat visszaszolgáltatni. A Csoport a nettó kötelezettség módszerét alkalmazza a kapott kibocsátási jogok elszámolására. Ennek értelmében céltartalék csak akkor kerül elszámolásra, amikor a tényleges kibocsátás túllépi a kapott és még meglévő kibocsátási jogok mennyiségét. A harmadik felektől vásárolt kibocsátási jogok bekerülési értéken kerülnek felvételre, míg elszámolásuk visszatérítési jogként történik, azaz hozzárendelésre kerülnek a kibocsátási kötelezettségekhez és átértékelésre kerülnek valós értékre.

xix) Részvény alapú juttatások

A Csoport bizonyos munkavállalói (a felső- és középvezetés tagjai) részvény alapú juttatásokban részesülnek, illetve egyes munkavállalók részvényekért, részvényre vonatkozó jogokért cserében végeznek szolgáltatásokat („részvény elszámolású tranzakciók").

Részvény elszámolású tranzakciók
A munkavállalóknak juttatott részvény alapú kompenzációk költsége a juttatás időpontjában fennálló valós érték alapján kerül meghatározásra. A valós érték megállapítása általánosan elfogadott opcióárazási modellek (rendszerint a binomiális modell) alkalmazásával történik. A részvény elszámolású tranzakciók értékelése során nem kerülnek figyelembe vételre a teljesítménytől függő feltételek, leszámítva azokat, amelyek az anyavállalat részvényeinek árfolyamához kötődnek („piaci feltételek").

A részvény elszámolású tranzakciók (a saját tőke egyidejű növekedésével együtt) azon időszak alatt kerülnek elismerésre, amelyben a teljesítménytől függő feltételek teljesülnek, addig az időpontig, amikor az érintett munkavállalók teljes mértékben jogosulttá válnak a juttatásra („meg-

szolgálás időpontja"). A részvény elszámolású tranzakciók halmozott költsége a beszámolás időpontjában tükrözi a megszolgálási időszakból eltelt időt, valamint azon juttatások mennyiségét, amelyek a Csoport vezetésének véleménye szerint a tőkeinstrumentumok darabszámára vonatkozó, rendelkezésre álló legjobb becslés alapján végül megszolgálásra kerülnek.

Nem kerülnek költségként elszámolásra azon juttatások, amelyek nem válnak megszolgálttá, kivéve azokat, ahol a megszolgálás piaci feltételtől függ, amelyeket megszolgáltnak kell tekinteni a piaci feltétel teljesülésétől függetlenül, feltéve, hogy minden egyéb teljesítménytől függő feltétel teljesült.

Ha egy részvény elszámolású tranzakció feltételei módosításra kerülnek, minimálisan annyi ráfordítás kerül elszámolásra, mintha a feltételek nem változtak volna. További költség kerül leszámolásra akkor, ha a tranzakció értéke növekszik a módosítás eredményeként, a módosítás időpontjában fennálló értékelés alapján.

Ha egy részvény alapú tranzakció megszűnik, úgy kell tekinteni, mintha a megszűnés napján megszolgálttá válna, és minden el nem számolt ráfordítást azonnal el kell számolni. Ha egy új juttatás lép a korábbi helyére, és helyettesítő juttatásként kerül megjelölésre a juttatás napján, a megszűnt és az új juttatásokat úgy kell kezelni, mintha az eredeti juttatás módosításai lennének, az előző bekezdésben foglaltak szerint.

A le nem hívott opciókat az egy részvényre jutó hozam megállapításánál további hígító hatású részvénynek kell tekinteni.

Készpénz elszámolású tranzakciók
A részvény alapú juttatások költsége a juttatáskor, annak időpontjában fennálló valós érték alapján kerül meghatározásra a binomiális modell alkalmazásával. A valós érték a megszolgálási időszak alatt a költségekkel szemben, a megfelelő kötelezettség egyidejű felvételével kerül elszámolásra. A kötelezettség összege mérlegfordulónapon (beleértve az elszámolás napját is) átértékelésre kerül, a valós értékben bekövetkezett változás a tárgyévi eredménnyel szemben kerül elszámolásra.

xx) Lízing

A pénzügyi lízing, melynek révén a lízingelt eszköz tulajdonjogával járó kockázat és haszon döntő többsége a Csoport részére átadásra kerül, a lízing kezdetekor a lízingelt eszköz valós értékén vagy, amennyiben az alacsonyabb, a minimális lízingfizetések jelenértékeként kerül aktiválásra. A lízingfizetések megosztásra kerülnek a pénzügyi költség és a fennálló kötelezettség csökkenése között úgy, hogy az a kötelezettség fennálló állományára vonatkozó állandó kamatlábat eredményezzen. A pénzügyi költségek közvetlenül az eredménnyel szemben kerülnek elszámolásra. Az aktivált lízingelt eszköz amortizációja a becsült hasznos élettartam vagy a lízing időszak közül a rövidebb időszak alatt történik. A pénzügyi lízing szerződés megkötésekor felmerült kezdeti költségek a lízingelt eszköz bekerülési értékét növelik és a lízing időtartama alatt kerülnek figyelembevételre a lízing bevételekhez hasonlóan. Az a lízing, melynek során a lízingbe adó a lízingelt eszköz tulajdonjogával járó kockázat és haszon döntő többségét megtartja, operatív lízingként kerül kimutatásra. Az operatív lízing alapján történő lízingfizetések az eredménykimutatásban ráfordításként, lineárisan a lízing időtartama során kerülnek elszámolásra.

xxi) Állami támogatások

Az állami támogatások valós értéken kerülnek elszámolásra, ha megfelelően bizonyított, hogy a Társaság megkapja a támogatást, és valamennyi kapcsolódó követelménynek megfelel. A ráfordításhoz kapcsolódó állami támogatást azokra az időszakokra kell szisztematikusan elszámolni, amelyekben azok a költségek felmerültek, amelyeket az kompenzálni hivatott. Az eszközhöz kapcsolódó állami támogatást halasztott bevételeként kell kimutatni, és az eszköz élettartama alatt egyenlő részletekben kell az eredménnyel szemben feloldani.

xxii) Tartalékok

A konszolidált éves beszámolóban szereplő tartalékok értéke nem azonos a tulajdonosoknak kifizethető tartalékok összegével. Az osztalék mértékének meghatározására a MOL Nyrt. egyedi, magyar számviteli törvény szerint készített éves beszámolója szolgál.

Átváltási tartalék

Az átváltási tartalék a külföldi társaságok konszolidációja során keletkező átváltási különbözeteket tartalmazza. Az olyan monetáris eszköz kapcsán keletkező átváltási különbözet, amely tartalmilag a Csoport külföldi társaságba történő befektetésének részét képezi, a konszolidált éves beszámolóban a befektetés megszüntetéséig a saját tőke elemeként kerül kimutatásra. Amikor a kapcsolódó eszközök kivezetésre kerülnek, a felhalmozott átváltási tartalék ugyanabban az időszakban kerül elszámolásra bevételként vagy költségként, amikor az értékesített eszközökből származó nyereség vagy veszteség.

Valós érték értékelési tartalék

A valós érték értékelési tartalék a hatékony pénzáram fedezeti ügyletek és értékesíthető pénzügyi instrumentumok valós értékének halmozott nettó változását tartalmazza.

Az összetett instrumentumok tőkerésze

Az összetett instrumentumok tőkerésze tartalmazza az instrumentum kibocsátásából származó bevételnek a kötelezettség részén felüli értékét. A kötelezettségrész az instrumentumhoz kapcsolódó jövőbeni kifizetések jelenértékeként kerül meghatározásra. Az összetett instrumentumok tőkerésze akkor kerül kimutatásra, amikor a Csoport érdekelté válik instrumentumban (lásd iv).

xxiii) Visszavásárolt saját részvények

A visszavásárolt saját részvények névértéke a jegyzett tőkéből kerül levonásra. A névérték és a bekerülési érték közötti különbözet közvetlenül a tőketartalékban kerül elszámolásra.

xxiv) Osztalék

Az osztalékot abban az évben számolja el a Társaság, amikor azt a tulajdonosok jóváhagyják.

xxv) Árbevétel elismerés

Árbevétel abban az esetben kerül elismerésre, ha valószínűsíthető a tranzakcióval összefüggő gazdasági előny társasághoz érkezése, valamint annak összege megfelelően mérhető. Az árbevétel összege az értékesítéshez kapcsolódó adók és engedmények nélkül kerül elszámolásra akkor, amikor a javak átadása, illetve a szolgáltatás nyújtása megtörténik valamint a kockázatok és hasznok átszállnak.

A kamatbevételek elismerése időarányosan történik, tükrözve a kapcsolódó eszköz tényleges hozamát. Az osztalékbevételek a tulajdonosoknak az osztalékra való jogosultsága kezdetével kerülnek elszámolásra. Azon származékos eszközök valós értékében bekövetkező változások, amelyek nem felelnek meg a fedezeti ügyletként történő elszámolás követelményeinek, azon időszak eredményében kerülnek elismerésre, amikor a változás végbement.

xxvi) Hitelfelvételi költségek

Azon hitelfelvételi költségek, melyek az eszközök előállításához és beszerzéséhez közvetlenül kapcsolódnak, aktiválásra kerülnek. A hitelfelvételi költségek aktiválásának kezdő időpontja az eszköz előállításának kezdő pontja és amikor a finanszírozási és egyéb költségek felmerülnek. A hitelfelvételi költségek aktiválási időszaka az eszköz üzembe helyezésének időpontjáig tart. A hitelfelvételi költségek a kamatokat, valamint a finanszírozáshoz kapcsolódó egyéb költségeket foglalják magukban, beleértve a beruházás finanszírozásához felvett devizahiteleken keletkezett árfolyam különbözetnek a kamatköltségeket helyettesítő részét is.

xxvii) Társasági adó

A társasági adófizetési kötelezettség tárgyévi és halasztott adóelemeket tartalmaz. A halasztott adó számítása a kötelezettség módszer szerint kerül kiszámításra. Halasztott adó azokban az esetekben keletkezik, amikor egy tétel az éves beszámolóban történő, illetve az adótörvény szerinti elszámolásában időbeli különbség adódik. A halasztott adókövetelés és -kötelezettség megállapítása azon évek adóköteles bevételére vonatkozó adókulcsok felhasználásával történik, amikor az időbeli különbség miatti eltérés várhatóan megtérül. A halasztott adókötelezettség és -követelés mértéke tükrözi a Csoportnak a mérleg fordulónapján fennálló, az adóeszközök és kötelezettségek realizálódásának módjára vonatkozó becslését.

Halasztott adókövetelés a levonható időbeli eltérések, a továbbvihető adókedvezmények és negatív adóalap vonatkozásában csak akkor szerepel a mérlegben, ha valószínűsíthető, hogy a Csoport a jövőbeni tevékenysége során adóalapot képző nyereséget realizál, amellyel szemben a halasztott adóeszköz érvényesíthető, kivéve az alábbi eseteket:

- Amikor a levonható időbeli eltéréshez kapcsolódó halasztott adó eszköz olyan, nem üzleti kombinációból származó eszköz vagy kötelezettség felvételéből keletkezik, amely a tranzakció időpontjában nem érinti sem a számviteli eredményt, sem az adóalapot; illetve
- Leányvállalatokba, társult és közös vezetésű vállalkozásokba történő befektetésekhez kapcsolódó levonható időbeli eltérések esetében halasztott adó eszköz csak olyan mértékig vehető fel, ameddig valószínűsíthető, hogy az előre látható jövőben az időbeli eltérések megfordulnak,

és elegendő adóalapot képező nyereség áll rendelkezésre, amellyel szemben az időbeli eltérések érvényesíthetők lesznek.

Halasztott adó kötelezettség kerül felvételre valamennyi adóalapot képező időbeli eltérés vonatkozásában, kivéve az alábbi eseteket:

- Amikor a halasztott adó kötelezettség goodwill, vagy olyan, nem üzleti kombinációból származó eszköz vagy kötelezettség felvételéből keletkezik, amely a tranzakció időpontjában nem érinti sem a számviteli eredményt, sem az adóalapot; illetve
- Leányvállalatokba, társult és közös vezetésű vállalkozásokba történő befektetésekhez kapcsolódó adóalapot képező időbeli eltérések esetében, ahol azok megfordulásának időpontja a Csoport által irányítható, és valószínű, hogy az előre látható jövőben az időbeli eltérések nem fordulnak meg.

Minden mérleg fordulónapon a Csoport számba veszi a mérlegben el nem ismert halasztott adóeszközöket, valamint az elismert adóeszközök könyv szerinti értékét. A korábban a mérlegbe fel nem vett követelések azon részét állományba veszi, amely várhatóan megtérülhet a jövőbeni nyereségadójának csökkenéseként. Ezzel ellentétesen olyan mértékben csökkenti a Csoport halasztott adó követelését, amely összeg megtérülésének fedezetére várhatóan adózott nyereség nem fog rendelkezésre állni.

A tárgyévi és halasztott adó közvetlenül a saját tőkével szemben kerül elszámolásra, amennyiben olyan tételekre vonatkozik, amelyeket ugyanabban, vagy egy másik időszakban szintén a saját tőkével szemben számoltak el, beleértve a tartalékok nyitó értékének a számviteli politika visszamenőleges hatályú változása miatt bekövetkező módosításait is.

xxviii) Külföldi pénznemben történő tranzakciók

A külföldi pénznemben történő tranzakciók a beszámolási és a külföldi pénznem adott tranzakció napján érvényes árfolyamán átváltott értéken kerülnek kimutatásra. A tranzakciók pénzügyi rendezésekor érvényben lévő árfolyamnak az eredeti bekerülési árfolyamtól való eltérése esetén a különbözet az adott időszakra szóló konszolidált eredménykimutatásban kerül elszámolásra. A külföldi devizában fennálló pénzügyi eszközök és kötelezettségek a mérleg fordulónapjára vonatkozó árfolyamon kerülnek átváltásra a funkcionális pénznemre. A valós értéken kimutatott, külföldi devizában meghatározott tételek arra a napra vonatkozó árfolyamon kerülnek átváltásra, amelyre a valós értékelés vonatkozik. A vevőköveteléseken és szállítói tartozásokon keletkezett árfolyamkülönbözetek az üzleti tevékenység eredményében, a hiteleken és kölcsönökön felmerült árfolyamkülönbözetek a pénzügyi műveletek eredményében kerülnek elszámolásra.

A Csoport külföldi leányvállalatainak pénzügyi kimutatásai a mérlegtételek esetében év végi árfolyamon, az eredménykimutatás tételeinek esetében súlyozott éves átlagárfolyamon kerülnek átváltásra. Minden átváltási különbözetet a saját tőke átváltási tartalék sora tartalmaz. A leányvállalat kivezetése esetén a hozzá tartozó, saját tőkében elszámolt kumulatív különbözet az adott időszak eredménykimutatásában elismerésre kerül.

xxix) Egy részvényre jutó eredmény

Az egy részvényre jutó hozam meghatározása a Csoport eredményének és a részvényeknek a visszavásárolt saját részvények időszaki átlagos állományával csökkentett állományának a figyelembe vételével történik.

Az egy részvényre jutó hígított eredmény hasonlóan kerül kiszámításra, mint az egy részvényre jutó eredmény. A számításnál azonban figyelembe veszik az összes hígításra alkalmas forgalomban lévő részvényt a következőképpen:

- a törzsrészvények után kiosztható hozamot megnövelve az adott időszakban figyelembe vehető átváltoztatható részvények osztalékával és hozamával, módosítva az átváltásból eredő további bevételekkel és ráfordításokkal,
- a forgalomban lévő részvények súlyozott átlagos darabszámát megnövelve azon további részvények súlyozott átlagos darabszámával, melyek forgalomban lennének, ha az összes átváltoztatható részvény átváltásra kerülne.

xxx) Szegmens információk

Üzleti szempontból a Csoport négy fő szegmensre osztható: Kutatás-Termelés, Feldolgozás és Kereskedelem, Földgáz és Vegyipar. Ezen szegmensek alapján kerülnek bemutatásra az elsődleges szegmens információk. A Csoport másodlagos szegmens információkat nem mutat be, mivel eszközeinek nagy része egyetlen földrajzi területen, Közép-Európában helyezkedik el.

xxxi) Mérlegen kívüli tételek

A mérlegen kívüli kötelezettségek nem szerepelnek a konszolidált éves beszámoló részét képző mérlegben és eredménykimutatásban, hacsak nem üzleti kombinációk során szerezték. A jegyzetekben kerülnek bemutatásra, kivéve, ha a gazdasági hasznot megtestesítő források kiáramlásának esélye távoli, minimális. A mérlegen kívüli követelések nem szerepelnek a konszolidált éves beszámoló részét képző mérlegben és eredménykimutatásban, de amennyiben gazdasági hasznok beáramlása valószínűsíthető, a jegyzetekben kimutatásra kerülnek.

2.4 Lényeges számviteli feltételezések és becslések

A számviteli politika alkalmazása során használt lényeges feltételezések

A 2.3 pontban leírt számviteli politika alkalmazása során a Társaság vezetése bizonyos feltételezésekkel élt, melyek befolyásolhatják a konszolidált éves beszámolóban szereplő összegeket (eltekintve a becslések hatásától, amely a következő pontban szerepel). Ezen feltételezések a megfelelő jegyzetekben részletesen kifejtésre kerülnek, de a leglényegesebbek az alábbiakra vonatkoznak:

A környezetvédelmi és mezőfelhagyási kötelezettségek tartalma

A jogszabályok, különösen a környezetvédelmi szabályozás nem jelöli meg pontosabban a kármentesítési feladatok terjedelmét, illetve az alkalmazandó technológiát. A menedzsment korábbi tapasztalataira, illetve a jogszabályi keretek saját értelmezésére támaszkodva határozza meg a környezetvédelmi és mezőfelhagyási kötelezettségek tartalmát. 2007. és 2006. december 31-én a környezetvédelmi céltartalék összege 29.496 millió forint, illetve 27.374 millió forint, míg a mezőfelhagyási kötelezettségekre képzett céltartalék összege 82.705 millió forint, illetve 84.534 millió forint volt (lásd 19. jegyzet).

A Successful Efforts módszer alkalmazása a kutatási projektek esetében

A menedzsment feltételezésekkel él akkor, amikor az aktivált kutatási költségeket áttekinti és a feltárási tevékenység folytatásának szándékát, illetve képességét eldönti. Ezen aktivált kutatási költségek egyenlege 2007. és 2006. december 31-én 49.247 millió forint, illetve 49.376 millió forint volt (lásd 3. jegyzet).

Bizonytalanságok a becslésekben

Az IFRS követelményeinek megfelelő konszolidált éves beszámoló készítése megköveteli becslések alkalmazását, melyek befolyásolják a konszolidált éves beszámolóban és a jegyzetekben szereplő összegeket. Ezen becslések a menedzsment jelenlegi eseményekre vonatkozó legjobb ismeretein alapulnak, azonban a tényleges eredmények eltérhetnek azoktól. Ezen becslések a megfelelő jegyzetekben részletesen kifejtésre kerülnek, de a leglényegesebbek az alábbiak:

Pénzügyi instrumentumok valós értékének meghatározása

A pénzügyi instrumentumok valós értékének meghatározása (különösen a speciális célú gazdasági társaság, a Magnolia Finance Ltd. által kibocsátott átváltható tőkeinstrumentumokba ágyazott átváltási opció esetében, lásd 16. jegyzet) a menedzsment becslését tükrözi a valós értékre jelentős hatást gyakorló tényezők jövőbeli trendjével kapcsolatban (beleértve többek között a hozamgörbéket, árfolyamokat, a kockázatmentes kamatlábakat, illetve az átváltási opcióhoz kapcsolódóan a MOL részvények árfolyamának volatilitását és az elvárt osztalékhozamot). Ezen instrumentumok részletesen a 31. jegyzetben kerültek bemutatásra.

A környezetvédelmi és mezőfelhagyási kötelezettségek számszerűsítése és időbeli felmerülése

A menedzsment becslést alkalmaz a környezetvédelmi és mezőfelhagyási kötelezettségekhez kapcsolódó pénzkiáramlás meghatározásában, összehasonlító árak, korábbi hasonló munkák alapul vétele és egyéb várakozások felhasználásával. Továbbá, ezen pénzáramok időbeli ütemezése a menedzsment jelenlegi értékítéletét tükrözi a prioritások, technikai képességek és sürgősség tekintetében. A jövőbeli pénzáramok összege és felmerülésük időpontja évente felülvizsgálatra kerül, az ezek diszkontálásához használt rátákra vonatkozó előrejelzésekkel együtt. A hosszú távú reál diszkontrátákra vonatkozó várakozás 2,4% (2006: 1,6%). Mindezek következtében a céltartalékok összege (a környezetvédelmi céltartalék esetében 29.496 millió forint, illetve 27.374 millió forint, míg a mezőfelhagyási kötelezettségek esetében 82.705 millió forint, illetve 84.534 millió forint 2007. és 2006. december 31-én, lásd 19. jegyzet) bizonytalanságot hordoz.

A tárgyi eszközök és a goodwill értékvesztésének meghatározása

Az értékvesztés kalkuláció a jövedelemtermelő egységek használati értékének becslését követeli meg. Ezen érték meghatározása a diszkontált várható pénzáramok alapján történik. A legfonto-

sabb változók a pénzáramok meghatározása során a diszkontráták, a maradványérték, a pénzáramokban figyelembe vett periódus hossza, valamint a bejövő és kimenő pénzáramok összegének megállapításához tett becslések és feltételezések. A változók legalább éves gyakorisággal felülvizsgálatra kerülnek. 2007 során a diszkontráták a Csoport dollár alapú súlyozott átlagos tőkeköltségéből (7%) kiindulva kerültek meghatározásra, míg 2006-ban a Csoport forint alapú súlyozott átlagos tőkeköltségéből (10,3%-8,2%). A ráták minden esetben módosításra kerültek a szegmens-, ország- és projekt-specifikus kockázatokkal. A konszolidált eredménykimutatásban elszámolt értékvesztés összege 14.591 millió forint, illetve 10.662 millió forint volt 2007-ben és 2006-ban. A goodwill könyv szerinti értéke 2007. és 2006. december 31-én 59.491 millió forint, illetve 11.484 millió forint volt (lásd 3. jegyzet).

Megfelelő mértékű adóalapot képező nyereség realizálása, amellyel szemben a halasztott adóeszköz érvényesíthető

Halasztott adókövetelés csak akkor vehető fel, ha valószínűsíthető, hogy a Csoport a jövőbeni tevékenysége során adóalapot képző nyereséget realizál, amellyel szemben a halasztott adóeszköz érvényesíthető. Jelentős feltételezések szükségesek a menedzsment részéről a felvehető halasztott adóeszközök vonatkozásában, a jövőben – az adótervezési stratégia fényében – felmerülő adóalapot képező nyereség időpontjáról és összegéről. A figyelembe vett adóveszteség összege 2007. december 31-én 6.053 millió forint volt (lásd 28. jegyzet).

Aktuáriusi feltételezések alkalmazása a nyugdíjjuttatási kötelezettség számszerűsítésében

A meghatározott juttatási programok értéke aktuáriusi értékelés alkalmazásával történik. Az értékelés során becslések történnek a diszkontráták, jövőbeli béremelések, a halálozási és munkaerő-áramlási ráták vonatkozásában. Ezen programok hosszú távú jellege miatt a becslések jelentős bizonytalanságot hordoznak. A nyugdíjjuttatásokra képzett céltartalék összege 2007. és 2006. december 31-én 7.134 millió forint, illetve 4.182 millió forint volt (lásd 19. jegyzet).

Bizonyos peres ügyek kimenetele

A Csoport tagjai több peres ügyben, hatósági és polgári eljárásban érintettek, melyek a rendes üzletmenet során fordulnak elő. A menedzsment becsléssel él akkor, amikor ezen eljárások legvalószínűbb kimenetelét megítéli, és a céltartalék ezzel összhangban megképzésre kerül (lásd 19. és 32. jegyzetek).

3 Immateriális javak

	Vagyoni értékű jogok	Szellemi termékek	Kutatási költségek aktivált értéke	Goodwill	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint
Nyitó egyenleg 2006. január 1.					
Bruttó érték	6.698	49.155	10.898	11.104	77.855
Halmozott értékcsökkenés és értékvesztés	-2.820	-31.757	-2.538	-	-37.115
Nettó érték	**3.878**	**17.398**	**8.360**	**11.104**	**40.740**
2006. évi változások					
- növekedések	226	7.389	8.911	-	16.526
- leányvállalat megvásárlása	4.130	-	39.835	-	43.965
- értékcsökkenés	-960	-3.963	-	-	-4.923
- értékvesztés	-1	-121	-1.850	-	-1.972
- értékvesztés visszaírása	-	7	-	-	7
- csökkenések	-3	-4	-	-	-7
- leányvállalat eladása	-	-3	-	-	-3
- árfolyam különbözetek	27	211	-254	380	364
- átsorolások	807	-867	-5.626	-	-5.686
Záró nettó érték	**8.104**	**20.047**	**49.376**	**11.484**	**89.011**
Záró egyenleg 2006. december 31.					
Bruttó érték	12.261	55.721	55.118	11.484	134.584
Halmozott értékcsökkenés és értékvesztés	-4.157	-35.674	-5.742	-	-45.573
Nettó érték	**8.104**	**20.047**	**49.376**	**11.484**	**89.011**
2007. évi változások					
- növekedések	856	5.533	12.027	-	18.416
- leányvállalat megvásárlása	24.200	117	2.919	47.906	75.142
- értékcsökkenés	-2.026	-4.779	-	-	-6.805
- értékvesztés	-55	-4	-6.653	-	-6.712
- csökkenések	-1	-9	-	-	-10
- árfolyam különbözetek	-598	81	-5.367	101	-5.783
- átsorolások	735	-386	-3.055	-	-2.706
Záró nettó érték	**31.215**	**20.600**	**49.247**	**59.491**	**160.553**
Záró egyenleg 2007. december 31.					
Bruttó érték	37.798	58.526	52.517	59.491	208.332
Halmozott értékcsökkenés és értékvesztés	-6.583	-37.926	-3.270	-	-47.779
Nettó érték	**31.215**	**20.600**	**49.247**	**59.491**	**160.553**

A kutatási költségek aktivált értékének átsorolása a tárgyi eszközök közé, a bizonyított kőolaj és földgáz készletek meghatározásának időpontjában történik (lásd 2.3 xv. jegyzet). 2007-ben az értékvesztés nagy része a Jemenben és Magyarországon sikertelennek minősített kutatási tevékenységekhez kapcsolódott.

Goodwill

Az üzleti kombináció révén keletkezett goodwill-t az akvizíció időpontjában azon jövedelemtermelő egységekhez kell rendelni, melyek az üzleti kombináció hasznait várhatóan élvezni fogják. Az értékvesztés elszámolása előtt a goodwill könyv szerinti értéke az alábbiak szerint került felosztásra:

	2007			2006		
	Nettó könyv szerinti érték értékvesztés előtt	**Értékvesztés**	**Nettó könyv szerinti érték**	**Nettó könyv szerinti érték értékvesztés előtt**	**Értékvesztés**	**Nettó könyv szerinti érték**
	millió forint	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió forint**
Feldolgozás és Kereskedelem	**58.921**	**-**	**58.921**	**10.914**	**-**	**10.914**
- Roth Csoport	6.038	-	6.038	6.013	-	6.013
- MOL Románia	4.618	-	4.618	4.901	-	4.901
- IES Csoport	32.470	-	32.470	-	-	-
- Tifon d.o.o.	13.518	-	13.518	-	-	-
- Energopetrol d.d.	2.277	-	2.277	-	-	-
Vegyipar	**570**	**-**	**570**	**570**	**-**	**570**
- TVK Nyrt.	477	-	477	477	-	477
- TVK Polska Sp.Zoo.	93	-	93	93	-	93
Összes goodwill	**59.491**	**-**	**59.491**	**11.484**	**-**	**11.484**

A Csoport évente legalább egyszer megvizsgálja, hogy a goodwill esetében kell-e értékvesztést elszámolni. Ennek értelmében meg kell becsülni azon jövedelemtermelő egységek használati értékét, melyekhez goodwill kapcsolódik. A használati érték megállapításához a Csoport meghatározza a jövedelemtermelő egység jövőbeni várható pénzáramait, illetve kiválasztja a megfelelő diszkontrátát a pénzáramok jelenértékének kiszámítása céljából.

A jövedelemtermelő egységek realizálható értéke a használati érték kalkuláció alapján kerül meghatározásra. A használati érték kalkuláció során alkalmazott főbb feltételezések a diszkont ráta, növekedési ütem, valamint az értékesítési árak és közvetlen költségek különbségének időszaki várható változásaira vonatkoznak. A vezetőség olyan adózás előtti diszkont rátákat határoz meg, amelyek tükrözik a pénz időértékére vonatkozó jelenlegi piaci értékeléseket és a jövedelemtermelő egységre jellemző kockázatokat. A növekedési ütem az iparági növekedési előrejelzések alapján kerül meghatározásra. Az értékesítési árak és közvetlen költségek különbségének változása a múlt tapasztalatai és a várható jövőbeni piaci változásokon alapszik.

Mivel a IES Csoport, Tifon d.o.o. és Energopetrol d.d. (lásd 6. és 8. jegyzet) akvizíciója a közelmúltban zárult, így egyelőre a goodwill értéke feltételes. Ennek megfelelően, a goodwill összegének jövedelemtermelő egységekhez történő allokálása előzetesnek tekintendő, következésképp nem történt értékvesztés teszt ezen cégekkel kapcsolatban.

Roth Csoport

2007. december 31-én 6.038 millió forint goodwill kapcsolódik a főként osztrák piacon működő Roth Csoport nagykereskedelmi tevékenységéhez, amely a Feldolgozás és Kereskedelem szegmensen belül önálló jövedelemtermelő egységet képez. A Csoport a pénzáramok előrejelzését a

vezetőség által elfogadott, elkövetkező három évre vonatkozó aktuális üzleti tervei alapján készíti el, majd az azt követő évekre, 2%-os növekedési ütemet feltételezve kivetíti a pénzáramokat. Ez a ráta nem haladja meg az osztrák piacok átlagos hosszú távú növekedési ütemét. A becsült pénzáramok diszkontálására használt ráták tükrözik a Feldolgozás és Kereskedelem szegmensre jellemző kockázatokat és a vonatkozó években 7% és 8% között változnak.

A Roth Csoport nagykereskedelmi tevékenységének vonatkozásában vannak a főbb feltételezéseknek olyan lehetséges változásai, amelyek következtében a könyv szerinti érték meghaladhatja a realizálható értéket. A Roth Csoport nagykereskedelmi tevékenységének jelenlegi realizálható értéke 586 millió forinttal haladja meg könyv szerinti értékét. A fő feltételezések realizálható értékre gyakorolt hatása az alábbiakban kerül részletezésre:

- Értékesítési árak és közvetlen költségek különbsége – a menedzsment megvizsgálta az értékesítési árak és a közvetlen költségek különbségének tervezettnél alacsonyabb alakulását, amely annak következtében állhat elő, hogy a Roth Csoport nem képes a magasabb közvetlen költségeket vevőire hárítani. További 5,2%-os csökkenés az értékesítési árak és közvetlen költségek különbségében a Roth Csoport használati értékét könyv szerinti értéke alá csökkentené.
- Diszkont ráta becslése – a menedzsment a diszkont rátákat a jelenlegi és várható kockázatmentes kamatláb, illetve az egység specifikus kockázatai alapján határozta meg. A ráta 0,5 százalékpontos emelkedése a könyv szerinti értékkel azonos használati értéket eredményezne a Roth Csoport nagykereskedelmi tevékenységére vonatkozóan.

MOL Románia

2007. december 31-én 4.618 millió forint goodwill kapcsolódik a Csoport román kiskereskedelmi hálózatához. A goodwill felosztása szempontjából a jövedelemtermelő egységet a román töltőállomás hálózat egésze alkotja. A Csoport a pénzáramok előrejelzését a vezetőség által elfogadott, elkövetkező három évre vonatkozó, a benzinkút hálózat egészére készülő aktuális üzleti tervek alapján készíti el, majd a pénzáramokat kivetíti a benzinkutak hátralévő átlagos élettartamára, a kompetitív piaci pozícióval összhangban növekedési ráta figyelembe vétele nélkül. A becsült pénzáramok diszkontálására használt ráták tükrözik a kiskereskedelmi tevékenységre jellemző kockázatokat és a vonatkozó évek esetében 8,7% és 9,1% között változnak.

A romániai kiskereskedelmi hálózat használati értékével kapcsolatosan a menedzsment meggyőződése szerint nincs olyan ésszerűen lehetséges változás a főbb feltételezésekben, melyek következtében az egység könyv szerinti értéke jelentősen meghaladná annak realizálható értékét.

Kutatási költségek

A fenti táblázatban szereplő aktivált kutatási költségeken túlmenően 2007. és 2006. folyamán további 6.706 millió, illetve 5.469 millió forint összegű kutatási költség merült fel, amelyek a konszolidált eredménykimutatás működési költség elemei között kerültek elszámolásra.

Végtelen élettartammal rendelkező immateriális javak

A MOL-csoportnak a goodwill-en kívül nincs más, végtelen élettartammal rendelkező eszköze az immateriális javak között.

4 Tárgyi eszközök

	Ingatlanok	Műszaki gépek, berendezések, járművek	Egyéb berendezések	Befejezetlen beruházás	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint
Nyitó egyenleg 2006. január 1.					
Bruttó érték	961.488	904.308	72.244	46.991	1.985.031
Halmozott értékcsökkenés és értékvesztés	-323.437	-497.248	-51.368	-225	-872.278
Nettó érték	**638.051**	**407.060**	**20.876**	**46.766**	**1.112.753**
2006. évi változások					
- növekedések és aktiválások	32.098	66.855	5.779	128.019	232.751
- értékcsökkenés	-45.859	-65.445	-5.937	-	-117.241
- értékvesztés	-9.086	-970	-62	-253	-10.371
- értékvesztés visszaírása	1.395	274	4	1	1.674
- leányvállalat megvásárlása	16.167	1.737	126	159	18.189
- csökkenések	-6.262	-648	-127	-17	-7.054
- leányvállalat eladása	-111.576	-10.246	-701	-3.649	-126.172
- árfolyam különbözetek	14.540	13.459	9	580	28.588
- átsorolások és üzembe helyezés	13.344	-9.215	-1.166	-104.658	-101.695
Záró nettó érték	**542.812**	**402.861**	**18.801**	**66.948**	**1.031.422**
Záró egyenleg 2006. december 31.					
Bruttó érték	913.107	948.643	68.514	67.302	1.997.566
Halmozott értékcsökkenés és értékvesztés	-370.295	-545.782	-49.713	-354	-966.144
Nettó érték	**542.812**	**402.861**	**18.801**	**66.948**	**1.031.422**
2007. évi változások					
- növekedések és aktiválások	57.982	44.368	5.758	134.705	242.813
- értékcsökkenés	-45.086	-68.202	-5.854	-	-119.142
- értékvesztés	-6.169	-1.337	-151	-1.724	-9.381
- értékvesztés visszaírása	1.318	103	-	81	1.502
- leányvállalat megvásárlása	53.527	62.382	979	14.231	131.119
- csökkenések	-795	-80	-68	-287	-1.230
- árfolyam különbözetek	1.328	4.292	-162	120	5.578
- átsorolások és üzembe helyezés	96	-682	38	-108.447	-108.995
Záró nettó érték	**605.013**	**443.705**	**19.341**	**105.627**	**1.173.686**
Záró egyenleg 2007. december 31.					
Bruttó érték	1.027.053	1.095.116	76.247	105.783	2.304.199
Halmozott értékcsökkenés és értékvesztés	-422.040	-651.411	-56.906	-156	-1.130.513
Nettó érték	**605.013**	**443.705**	**19.341**	**105.627**	**1.173.686**

A beruházás befejezésekor a könyv szerinti érték átvezetésre kerül a beruházásokról az érintett tárgyi eszköz kategóriába, ahol az a növekedések és üzembe helyezés soron jelenik meg.

Becslésekben bekövetkezett változások

Az IAS 16 követelményeként a Csoport felülvizsgálta az immateriális javak, ingatlanok, gépek és berendezések várható hasznos élettartamát, amely a halasztott adó hatást is figyelembe véve 2.084 millió forinttal változtatta meg pozitív irányban a tárgyidőszaki konszolidált eredményt.

Értékvesztés, visszaírásokkal csökkentve

2007-ben az elszámolt értékvesztésből 5.462 millió forint a kimerülő és szünetelő mezőkre képzett mezőfelhagyási céltartalék felülvizsgálata kapcsán merült fel, amely 2006-ban 6.814 millió forint volt. 2007-ben további 995 millió forint értékvesztés kapcsolódik a TVK petrolkémiai üzeméhez és a Slovnaft pozsonyi finomító egyes létesítményeinek bezárásához. Néhány lebontandó, vagy átlagon alul teljesítő magyar, szlovák, illetve román töltőállomás vonatkozásában 2006-ban 1.794 millió forint értékvesztés merült fel. Egyéb, egyenként nem jelentős értékvesztés 2007-ben 1.422 millió forint, míg 2006-ban 89 millió forint összegben merült fel (értékvesztés visszaírásával csökkentett értékek).

Lízingelt eszközök

A tárgyi eszközök tartalmazzák azon eszközöket, amelyeket pénzügyi lízing keretében vásárolt meg a Csoport:

	2007 millió forint	**2006 millió forint**
Bruttó érték	5.441	1.053
Halmozott értékcsökkenés	-1.152	-485
Nettó érték	**4.289**	**568**

Finanszírozási költségek

A tárgyi eszközök bruttó értéke az eszközök beruházása során felmerült finanszírozási költségeket is magában foglalja. A bruttó érték növekedéseként 2007 során 1.551 millió forint, 2006 során 2.081 forint finanszírozási költség került aktiválásra a tárgyi eszközökre. Az átlagos aktiválási kulcs 2007-ben 2,6%, míg 2006-ban 4,1% volt.

Zálogjoggal terhelt eszközök

A Csoportnak 2007. december 31-én 113.126 millió forint értékben voltak zálogjoggal terhelt eszközei, amelyek egy része a TVK-Erőmű Kft. és a Tisza-WTP Kft. által felvett hitelek biztosítékául szolgált (ezek értéke 14.302 millió forint), a fennmaradó részét pedig a Slovnaft (1.657 millió forint), a Rossi Biofuel Zrt. (1.606 millió forint), illetve az IES S.p.A (95.405 millió forint) egyes eszközei tették ki. Utóbbi két társaságot 2007-ben vásárolta meg a Csoport. A zálogjoggal terhelt eszközök értéke 15.145 millió forint volt 2006. december 31-én.

5 Befektetések konszolidált leányvállalatokban és közös vezetésű vállalkozásokban

Társaság	Ország (Bejegyzés / Tevékenység helye)	Tevékenységi kör	Tulajdoni hányad 2007	Tulajdoni hányad 2006
Kutatás és termelés				
BHM OIL-Invest Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	100%
Surgut Trading Ltd.	Oroszország	Kőolaj termékek kereskedelme	50%	50%
Geoinform Kft.	Magyarország	Szénhidrogén kutatás	100%	100%
GES Kft.	Magyarország	Geofizikai mérések végzése, mérési adatok feldolgozása	100%	100%
Greentrade Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	100%
Matjushkinskaya Vertical LLC	Oroszország	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	-
Hawasina GmbH	Svájc / Omán	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
Kalegran Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	-
Lamorak Enterprises Ltd. (korábban MOL Tunisia Ltd.)	Ciprus / Tunézia	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
MOL Caspian Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	100%
Ural Group Ltd. (közös vezetésű vállalkozás)	Brit Virgin Szigetek	Külföldi kőolaj- és földgázkészletek kutatása, termelése	28%	28%
Ural Oil Group Ltd. (közös vezetésű vállalkozás)	Kazahsztán	Külföldi kőolaj- és földgázkészletek kutatása, termelése	28%	28%
MOL CIS Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	100%
ZMB Ltd. (közös vezetésű vállalkozás)	Oroszország	Külföldi kőolaj- és földgázkészletek kutatása, termelése	50%	50%
MOL Pakistan Ltd.	Hollandia / Pakisztán	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
MOL Syria Ltd.	Hollandia / Szíria	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
MOL Yemen Ltd.	Ciprus / Jemen	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
RUSI Ltd.	Ciprus	Kutatások finanszírozása	100%	100%
SHM Seven Ltd. (korábban MOL Greece Ltd.)	Ciprus	Külföldi kutatás menedzsment	100%	100%
MOL Western Siberia Ltd. (korábban NWOG-MOL Ltd.)	Oroszország	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
UBA Services Ltd.	Ciprus / Oroszország	Külföldi kutatás menedzsment	100%	100%
USI Ltd.	Ciprus	Külföldi kutatás menedzsment	100%	100%
Baitex LLC	Oroszország	Külföldi kőolaj- és földgázkészletek kutatása, termelése	100%	100%
Földgáz				
MOL Energiakereskedő Kft.	Magyarország	Földgáz kereskedelem	100%	-
MOL Földgázellátó Zrt.	Magyarország	Földgázellátás és kereskedelem	-	a)
MOL Földgázszállító Zrt. (2008. január 1-től Földgázszállító Zrt.)	Magyarország	Földgáz szállítás	100%	100%
MOL Földgáztároló Zrt.	Magyarország	Földgáz tárolás	-	a)
MMBF Zrt.	Magyarország	Stratégiai gáztárolás	66%	-

Társaság	Ország (Bejegyzés / Tevékenység helye)	Tevékenységi kör	Tulajdoni hányad 2007	Tulajdoni hányad 2006
Feldolgozás és Értékesítés				
Energopetrol d.d. Sarajevo (közös vezetésű vállalkozás)	Bosznia-Hercegovina	Kiskereskedelem	34%	-
IES SpA	Olaszország	Kőolaj termékek feldolgozása és értékesítése	100%	-
Enersol S.c.r.l. (végelszámolás alatt)	Olaszország	Kőolaj termékek kereskedelme	81%	-
Nelsa S.r.l.	Olaszország	Kőolaj termékek kereskedelme	74%	-
Panta Distribuzione S.r.l.	Olaszország	Kőolaj termékek kereskedelme	100%	-
Recon S.r.l.	Olaszország	Kőolaj termékek kereskedelme	100%	-
Intermol d.o.o.	Szerbia	Üzem- és kenőanyag kiskereskedelem	100%	100%
MK Mineralkontor GmbH	Németország	Kőolaj termékek kereskedelme	100%	74%
MOL Austria GmbH	Ausztria	Kenőanyagok és kőolajszármazékok nagykereskedelme	100%	100%
MOL-LUB Kft.	Magyarország	Kenőanyagok gyártása és kereskedelme	100%	100%
MOL RoComert s.r.l.	Románia	Üzem- és kenőanyag kiskereskedelem	-	b)
MOL Romania PP s.r.l.	Románia	Üzem- és kenőanyag kis- és nagykereskedelem	100%	100%
MOL Slovenija d.o.o.	Szlovénia	Üzem- és kenőanyag kiskereskedelem	100%	100%
MOLTRADE Mineralimpex Zrt.	Magyarország	Energetikai termékek importálása, exportálása	100%	100%
Moltrans Kft.	Magyarország	Szállítási szolgáltatások	100%	100%
M.P. Petroleum Distributie s.r.l.	Románia	Üzem- és kenőanyag kiskereskedelem	-	e)
Rossi Biofuel Zrt. (közös vezetésű vállalkozás)	Magyarország	Bio-üzemanyag komponens gyártása	25%	-
Roth Heizöle GmbH	Ausztria	Kőolaj termékek kereskedelme	75%	75%
Alpenkohle Mineralölhandels GmbH	Ausztria	Kőolaj termékek kereskedelme	75%	75%
Egon von Lenz GmbH	Ausztria	Kőolaj termékek kereskedelme	75%	75%
Heizöl Blitz Stadler GmbH (közös vezetésű vállalkozás)	Ausztria	Kőolaj termékek kereskedelme	75%	75%
Rumpold Energie & Brennstoffhandels GmbH	Ausztria	Kőolaj termékek kereskedelme	75%	75%
SC Aviation Petroleum s.r.l.	Románia	Nagykereskedelem	-	e)
Slovnaft a.s.	Szlovákia	Kőolaj és vegyipari termékek feldolgozása és értékesítése	98%	98%
Apollo Oil Rohstoffhandels GmbH	Ausztria	Kőolaj termékek kereskedelme	66%	66%
Apollo Rafinéria s.r.o.	Szlovákia	Nagy- és kiskereskedelem	98%	98%
Meroco a.s. (közös vezetésű vállalkozás)	Szlovákia	Bio-dízel komponens gyártása (FAME)	25%	25%
MOL Slovensko spol. s.r.o.	Szlovákia	Nagy- és kiskereskedelem	98%	98%
Slovnaft Montáže a opravy a.s.	Szlovákia	Javítási, karbantartási munkák	98%	98%
Slovnaft Polska S.A.	Lengyelország	Nagy- és kiskereskedelem	98%	98%
Slovnaft Trans a.s.	Szlovákia	Szállítás	98%	98%

Társaság	Ország (Bejegyzés / Tevékenység helye)	Tevékenységi kör	Tulajdoni hányad 2007	Tulajdoni hányad 2006
Slovnaft Ukrajina s.r.o.	Ukrajna	Nagykereskedelem	a)	88%
Ukrslovnaft	Ukrajna	Kiskereskedelem	a)	83%
SWS s.r.o.	Szlovákia	Szállítást támogató szolgáltatások	50%	50%
Zväz pre skladovanie zásob a.s.	Szlovákia	Nagy- és kiskereskedelem, raktározás	98%	98%
Slovnaft VÚRUP a.s.	Szlovákia	Kutatás, fejlesztés	98%	98%
Slovnaft Ceska Republika s.r.o	Csehország	Nagy- és kiskereskedelem	100%	100%
Terméktároló Zrt.	Magyarország	Kőolaj termékek tárolása	74%	74%
Tifon d.o.o.	Horvátország	Üzem- és kenőanyag kiskereskedelem	100%	-
Vegyipar				
Slovnaft Petrochemicals s.r.o.	Szlovákia	Vegyipari termelés és kereskedelem	98%	98%
TVK Nyrt.	Magyarország	Vegyipari termelés és kereskedelem	95%	53%
Tisza-WTP Kft.	Magyarország	Vízszolgáltatás nyújtás	0%, d)	0%, d)
TVK-Erőmű Kft.	Magyarország	Erőmű	25%, d)	14%, d)
TVK France S.a.r.l. (korábban TVK-MOL-Chem S.a.r.l.)	Franciaország	Nagy-és kiskereskedelem	95%	53%
TVK Inter-Chemol GmbH	Németország	Nagy-és kiskereskedelem	95%	53%
TVK Italia Srl.	Olaszország	Nagy-és kiskereskedelem	95%	53%
TVK Polska Sp.Zoo.	Lengyelország	Nagy-és kiskereskedelem	95%	53%
TVK UK Ltd.	Nagy-Britannia	Nagy-és kiskereskedelem	95%	53%
TVK Ukrajna tov.	Ukrajna	Nagy- és kiskereskedelem	95%	53%
Központ és egyéb				
Balatongáz Kft.	Magyarország	Gázközmű-fejlesztés és vagyonkezelés	77%	77%
EMS Management Services Ltd.	Ciprus	Management szolgáltatások	100%	100%
Hermész Kft.	Magyarország	Tanácsadás	100%	100%
Magnolia Finance Ltd.	Jersey	Pénzügyi szolgáltatások	0%, d)	0%, d)
MOL Reinsurance Ltd.	Ciprus	Biztosítási tevékenység végzése	100%	100%
MOL-RUSS Ooo.	Oroszország	Management szolgáltatások	100%	100%
Petrolszolg Kft.	Magyarország	Karbantartási munkák	100%	100%
Slovnaft Rekreacentrum a.s.	Szlovákia	Szálloda, gyógyüdülés, vendéglátás	-	a)
TVK Ingatlankezelő Kft.	Magyarország	Ingatlankezelés	95%	53%

a) Eladva
b) Beolvadt a MOL Romania PP s.r.l.-be
c) Végelszámolva
d) A SIC 12 – Konszolidáció: Speciális Célú Gazdálkodási Egységek alapján konszolidálva
e) Kivált a MOL Romania PP s.r.l.-ből, és 2006-ban értékesítésre került

6 Üzleti kombinációk

2007-es akvizíciók

MMBF Zrt.
A Csoport 2007. január 3-án tendergyőztesként 62%-os tulajdoni részesedést szerzett részvényvásárlással az MMBF Zrt.-ben (melyet 2007 decemberében 66%-ra növelt), amelyet a Magyar Szénhidrogén Készletező Szövetség hozott létre az 1,2 Mrd m^3 kapacitású stratégiai és 0,7 Mrd m^3 kapacitású kereskedelmi tároló kialakítása céljából. A tervezett gáztároló kifejlesztése egy jelenleg termelő földgázmezőből történik (Szőreg-1 mező), mely a MOL tulajdonában van. A beruházás várhatóan 2010-re valósul meg. A Szőreg-1 mező 2,4 Mrd m^3 gázkészlettel rendelkezik. A mező 2006-ban mintegy 450 millió m^3 gázt és 32 ezer tonna kőolajat termelt. A tervezett beruházás jól illeszkedik a MOL stratégiájához, és összhangban van a MOL megtérülési elvárásaival.

Az akvizíció során egy jogi személy megszerzése történt, azonban a Csoport eszköz vásárlásként kezelte, mivel a cég legjelentősebb eszköze a stratégiai gáztározási tevékenységre kapott kizárólagos engedély. Az MMBF Zrt. eszközeinek és kötelezettségeinek valós és könyv szerinti értéke 2007. január 1-jén az alábbiak szerint alakult:

	Valós érték millió forint	Könyv szerinti érték millió forint
Immateriális javak	2.380	-
Tárgyi eszközök	17	17
Egyéb forgóeszközök	11	11
Pénzeszközök	904	904
Külső tulajdonosok részesedése	-289	-
Szállítók és egyéb kötelezettségek	-23	-23
Nettó eszközök valós értéke	**3.000**	

Az immateriális javak értékét a stratégiai gáztározásra 30 évre kapott kizárólagos engedély képezi.

Az akvizícióhoz kapcsolódó ellenérték az alábbiak szerint alakult:

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg	3.000
Összes ellenérték	**3.000**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	904
Kifizetett készpénz	-3.000
Nettó pénzáramlás	**-2.096**

TVK Csoport

A Csoport 2007. február 27-én és 28-án a TVK alaptőkéjének 42,25%-át megtestesítő TVK részvényt vásárolt. A tranzakciót követően a TVK Nyrt.-ben a MOL Nyrt. befolyása 86,79%-ra nőtt, míg a Slovnaft a.s. befolyása változatlanul 8,06% maradt. Ennek megfelelően a MOL Nyrt. közvetlen és közvetett befolyása a TVK Nyrt.-ben összességében 94,85%-ra nőtt. A MOL nem kötelezett nyilvános vételi ajánlat megtételére a TVK fennmaradó részesedésére. A kisebbségi részesedés megszerzésére fordított összeg a tranzakciós költségekkel együtt 50.150 millió forintot tett ki. A megszerzett kisebbségi részesedésért fizetett összeget a részesedés könyv szerinti értéke (amely 64.501 millió forint) 14.351 millió forinttal haladja meg, mely egyéb bevételként került kimutatásra (lásd 24. jegyzet).

MOL Energiakereskedő Kft.

2007. április 24-én a Cégbíróság bejegyezte a MOL Nyrt. 100%-os tulajdonában lévő MOL Energiakereskedő Kft.-t. A cégbejegyzésre a Magyar Energia Hivatal (MEH) által a MOL Energiakereskedő Kft. részére 2007. április 21-én kiadott földgáz kereskedelmi működési engedély alapján került sor. A MOL Energiakereskedő Kft. a liberalizált gázpiacon kíván gázkereskedelemi tevékenységet folytatni. A MOL Energiakereskedő Kft. elsődlegesen a MOL Nyrt. gáztermelésének értékesítését és a MOL-csoport gázbeszerzési tevékenységét látja majd el. Emellett fokozatosan igyekszik kihasználni a bővülő liberalizált gázpiac nyújtotta lehetőségeket a régióban.

Matjushkinskaya Vertikal LLC

A MOL egyik 100%-os leányvállalatán (Greentrade Ltd.) keresztül megvásárolta az oroszországi Matjushkinskaya Vertikal LLC 100%-át orosz magánszemélyektől. Miután az orosz versenyhivatal jóváhagyta az ügyletet, 2007. április 24-én megtörtént a tranzakció zárása.

A Matjushkinskaya Vertikal LLC birtokolja a nyugat-szibériai Tomsk régióban, Oroszország egyik fő olajtermelő körzetében elhelyezkedő Matjushkinskiy blokk kutatási és termelési engedélyét. A blokk területe 3.231 km^2 (tizenötször nagyobb, mint a ZMB mező, és 10-szeresen haladja meg a Surgut-7 blokk méretét). A terület infrastrukturális ellátottsága jó, a blokk közelében húzódik a Transneft fő csővezetékrendszere. Az alacsony bizonyított és várható készletszinten, valamint a jelenlegi termelésen túl (a bizonyított és várható készlet 6 millió hordót tesz ki, míg a 2007-es termelés napi 600 hordó körül alakult) a mező jelentős kutatási potenciállal rendelkezik. A kutatási engedély 2010-ig érvényes, a kötelező munkaprogram 50 km 2D szeizmikus mérést és három kutató fúrás lemélyítését írja elő. A termelési engedély 2029-ig érvényes.

Az eszközök és kötelezettségek valós értékének meghatározása még nem zárult le, ezért ezek az értékek még nem véglegesek. Jelentős változás nem várható. A Matjushkinskaya Vertikal LLC eszközeinek és kötelezettségeinek jelenleg ismert valós és könyv szerinti értéke 2007. április 30-án az alábbiak szerint alakult:

	Jelenleg ismert valós érték millió forint	Könyv szerinti érték millió forint
Immateriális javak	11.402	256
Tárgyi eszközök	4.685	4.238
Készletek	84	84
Vevőkövetelések	8	8
Egyéb forgóeszközök	909	909
Pénzeszközök	9	9
Céltartalékok várható kötelezettségekre	-6	-6
Halasztott adó kötelezettségek	-2.782	-
Szállítók és egyéb kötelezettségek	-3.685	-3.685
Rövid lejáratú hitelek	-1.682	-1.682
Nettó eszközök jelenleg ismert valós értéke	**8.942**	

Az immateriális javak, illetve tárgyi eszközök könyv szerinti és jelenleg ismert valós értéke közötti különbözet az akvizíció során megszerzett kutatási engedély, valószínűsíthető készletek, illetve bizonyított, termelésbe állított készletek értékét tartalmazza. Az akvizícióhoz kapcsolódó ellenérték az alábbiak szerint alakult:

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg	8.942
Összes ellenérték	**8.942**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	9
Kifizetett készpénz	-8.942
Nettó pénzáramlás	**-8.933**

Amennyiben a tranzakció a tárgyév elején történt volna, az akvizíció hatása a Csoport időszaki eredményére, illetve árbevételére nem lett volna jelentős, mivel a Matjushkinskaya Vertikal LLC korlátozott mértékű üzemi tevékenységet folytatott a 2007. január 1. - 2007. április 30. időszak folyamán.

Italiana Energia e Servizi

A MOL közel fél évig tartó versenytárgyalást követően 2007. július 30-án szerződést írt alá az Italiana Energia e Servizi (IES) társaság 100%-os tulajdonának megvásárlására. A tranzakció zárására, az EU versenyhivatali jóváhagyását követően, 2007. november 15-én került sor. A pontos vételár a tranzakció zárásának időpontjára készített mérleg alapján, több módosító tétel figyelembevételével került megállapításra.

Az IES Olaszországban működő, finomítással és kereskedelemmel foglalkozó társaság, melynek tulajdonában áll a 2,6 millió tonna éves kapacitású mantovai finomító, kedvező elhelyezkedéssel az észak-olasz fejlett ipari régió közepén. A finomító nehéz kőolajat dolgoz fel, a kőolajellátás a Marghera kikötőből egy 124 km hosszú, az IES tulajdonában lévő vezetéken keresztül biztosított; a finomító Nelson Komplexitás Indexe 8,36, a 2006-os év folyamán 96%-os kihasználtsággal működött. A társaság megközelítően 2,5 millió tonna kőolajterméket értékesít főként Észak-kelet-Olaszországban. Az IES Csoport 2007. december 31-én 176 töltőállomással rendelkezett, ebből

30 van a társaság tulajdonában; a kutak többsége a finomító ellátási sugarán belül helyezkedik el. A finomító termelése jó alap a kiskereskedelmi hálózat további bővítéséhez a térségben, növelve ezzel a finomítás és kereskedelem integritását és a profitabilitást az ellátási lánc mentén. A termékek megfelelnek a jelenlegi EU minőségi szabványnak (10 ppm benzin, 50 ppm dízel), továbbá folyamatban vannak azok a beruházások, amelyek lehetővé teszik a 2009-es termékelőírásoknak való megfelelést (10 ppm dízel). Az eszközök és kötelezettségek valós értékének meghatározása még nem zárult le, ezért ezek az értékek még nem véglegesek. Jelentős változás nem várható.

Az IES és leányvállalatai eszközeinek és kötelezettségeinek valós és könyv szerinti értéke 2007. november 15-én az alábbiak szerint alakult:

	Jelenleg ismert valós érték / millió forint	Könyv szerinti érték millió forint
Immateriális javak	8.936	640
Tárgyi eszközök	105.797	52.351
Befektetések társult vállalkozásokban	7.338	3.654
Halasztott adó eszközök	717	717
Egyéb befektetett eszközök	2.421	2.421
Készletek	46.976	45.084
Vevőkövetelések	91.961	91.961
Értékpapírok	779	779
Egyéb forgóeszközök	2.983	1.771
Pénzeszközök	3.697	3.697
Külső tulajdonosok részesedése	-398	-398
Hosszú lejáratú hitelek éven túli része	-16.655	-16.655
Céltartalékok várható kötelezettségekre	-5.310	-2.764
Halasztott adó kötelezettségek	-33.580	-12.822
Egyéb hosszú lejáratú kötelezettségek	-199	-199
Szállítók és egyéb kötelezettségek	-73.107	-73.107
Rövid lejáratú hitelek	-48.188	-48.188
Hosszú lejáratú hitelek rövid lejáratú része	-4.659	-4.659
Nettó eszközök jelenleg ismert valós értéke	**89.509**	
Akvizícióhoz kapcsolódó Goodwill	32.128	
Összes ellenérték	**121.637**	

Az üzleti kombináció során keletkezett goodwill alapját további, a nagy- és kiskereskedelmi ellátási láncban rejlő optimalizációs lehetőségek és a MOL technológiával kapcsolatos szakértelmének jövőbeli hozzájárulása jelenti, továbbá tartalmazza az IES észak-olaszországi, elsősorban nagykereskedelmi piaci részesedésének és további növekedési potenciáljának értékét.

Az akvizícióhoz kapcsolódó ellenérték az alábbiak szerint alakult:

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg (tranzakciós költségekkel együtt)	118.843
Nem rendezett vételár különbözet (lásd 21. jegyzet)	2.794
Összes ellenérték	**121.637**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	3.697
Kifizetett készpénz	-118.843
Nettó pénzáramlás	**-115.146**

Amennyiben a tranzakció év elején történt volna, az akvizíció hatása a Csoport eredményére 3.348 millió Ft, az árbevételre 505.084 millió Ft lett volna.

Tifon d.o.o.

2007. augusztus 2-án a MOL Nyrt. megállapodást írt alá egy horvátországi kis- és nagykereskedelmi társaság, a Tifon 100%-ának megvételére. A Tifon, amely egy elismert kiskereskedő Horvátországban, jelenleg 35 kedvező elhelyezkedésű töltőállomással rendelkezik az ország teljes területén. Ezen túlmenően a társaság több mint 20 új prémium helyszínen folytat további fejlesztési projektet, amelyeket várhatóan két éven belül befejez. Az éves átlagos töltőállomás forgalom meghaladja a 4,2 millió litert, és kiskereskedelmi részesedése 2007 végén körülbelül 7%-ot ért el. 2007. október 31-én a tranzakció horvát versenyhatósági jóváhagyása sikeresen lezárult. A végleges vételár a zárás végső időpontjára vonatkozó mérleg alapján került meghatározásra, és további módosító tételeknek a tárgya. A társaság ugyanettől az időponttól teljes körűen konszolidálásra kerül a MOL-csoport pénzügyi kimutatásaiban.

Az eszközök és kötelezettségek valós értékének meghatározása még nem zárult le, ezért ezek az értékek még nem véglegesek. Jelentős változás nem várható. A Tifon d.o.o. eszközeinek és kötelezettségeinek jelenleg ismert valós és könyv szerinti értéke 2007. október 31-én az alábbiak szerint alakult:

	Jelenleg ismert valós érték / millió forint	Könyv szerinti érték millió forint
Immateriális javak	4.518	93
Tárgyi eszközök	18.488	18.842
Egyéb befektetett eszközök	155	155
Készletek	2.651	2.651
Vevőkövetelések	2.243	2.243
Egyéb forgóeszközök	837	837
Pénzeszközök	1.188	1.188
Hosszú lejáratú hitelek éven túli része	-13.510	-13.510
Céltartalékok várható kötelezettségekre	-245	-245
Halasztott adó kötelezettségek	-1.409	-595
Szállítók és egyéb kötelezettségek	-5.873	-5.873
Rövid lejáratú hitelek	-5.559	-5.559
Nettó eszközök jelenleg ismert valós értéke	**3.484**	
Akvizíció során keletkezett Goodwill	13.466	
Összes ellenérték	**16.950**	

Az akvizícióhoz kapcsolódó ellenérték az alábbiak szerint alakult:

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg	13.083
Nem rendezett vételár különbözet (lásd 21. jegyzet)	3.867
Összes ellenérték	**16.950**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	1.188
Kifizetett készpénz	-13 083
Nettó pénzáramlás	**-11.895**

2006-os akvizíciók

BaiTex LLC

A MOL egyik 100%-os leányvállalatán (USI Ltd.) keresztül megvásárolta az oroszországi BaiTex LLC 100%-os részesedését a texasi székhelyű VF-NEFT Development LLC-től és RusOil LLC-től. Miután az Orosz Versenyhivatal jóváhagyta az ügyletet, 2006. december 28-án megtörtént a tranzakció zárása. A BaiTex LLC tulajdonában áll a Baituganskoye olajtermelő mezőhöz kapcsolódó licensz, amely a Volga-Urál régióban, Oroszország egyik legfőbb olajtermelő körzetében helyezkedik el. A terület infrastrukturális ellátottsága jó, a mező közvetlen csővezetéki csatlakozással rendelkezik a Transneft fő csővezetékrendszeréhez, valamint jelentős finomítói kapacitások is rendelkezésre állnak vasúti, illetve közúti szállítással.

Surgut-7 projekt

A MOL ciprusi leányvállalata, az SHM Seven Ltd. 2006. október 31-én megszerezte az NWOG-MOL projektvállalat 100%-os tulajdonrészét. A Surgut-7 blokk kutatási engedélye az NWOG-MOL projektvállalat kizárólagos tulajdona. A Surgut-7 kutatási blokk Nyugat-Szibéria középső részén, a ZMB olajmezőtől délkeletre, mintegy 10 km-re helyezkedik el. A terület infrastrukturális ellátottsága jó, a fő csővezeték rendszer a blokk határától 8 kilométernyire fut. A ZMB olajmező felszíni berendezéseinek közelsége szinergiát jelenthet találat esetén. 2007-ben a Vezetőség egy felgyorsított kutatási munkaprogramot hagyott jóvá, amely tartalmazza a 2008. első negyedévében megvalósítandó 2D szeizmikus mérések, ill. első kutatófúrás részleteit.

Az eszközök és kötelezettségek valós értékre történő felértékelése mindkét üzleti kombináció esetében 2006. december 31-ére vonatkozóan előzetesen, az akkor rendelkezésre álló információk alapján történt. A felértékelés 2007-ben vált véglegessé. Ez a Baitex esetében elsősorban a fizetett ellenérték készlet kategóriák (valószínűsíthető készletek, bizonyított, de termelésbe nem állított készletek, ill. bizonyított, termelésbe állított készletek) közötti allokációjában eredményezett változást. A 2006-os összehasonlító adatok ezzel összhangban módosításra kerültek. Az immateriális javak értéke 3.587 millió Ft-tal csökkent, míg a tárgyi eszközök értéke 4.274 millió Ft-tal, a halasztott adó kötelezettségek értéke 165 millió Ft-tal növekedett. Az eredmény tekintetében nem történt változás.

Az NWOG-MOL (MOL Western Siberia) eszközeinek és kötelezettségeinek valós értékében nem történt változás a 2006-ban elszámolt értékekhez képest.

	Valós érték			Könyv szerinti érték		
	BaiTex LLC	NWOG-MOL LLC	Összesen	BaiTex LLC	NWOG-MOL LLC	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Immateriális javak	39.691	3.988	43.679	-	2.123	2.123
Tárgyi eszközök	15.968	2	15.970	794	2	796
Egyéb befektetett eszközök	66	-	66	66	-	66
Készletek	149	-	149	149	-	149
Vevőkövetelések	544	-	544	544	-	544
Egyéb forgóeszközök	321	41	362	321	41	362
Pénzeszközök	95	10	105	95	10	105
Céltartalékok várható kötelezettségekre	-323	-	-323	-323	-	-323
Halasztott adó kötelezettségek	-13.176	-448	-13.624	-8	-	-8
Szállítók és egyéb kötelezettségek	-234	-46	-280	-234	-46	-280
Nettó eszközök valós értéke	**43.101**	**3.547**	**46.648**			
Az akvizíciót megelőző finanszírozás	-	2.569	2.569			
2006-ban fizetett ellenérték	41.589	978	42.567			
2007-ben fizetett ellenérték	1.512	-	1.512			
Összes ellenérték	**43.101**	**3.547**	**46.648**			

A BaiTex LLC esetében az immateriális javak, illetve tárgyi eszközök könyv szerinti és jelenleg ismert valós értéke közötti különbözet az akvizíció során megszerzett, valószínűsíthető készletek, bizonyított, de termelésbe nem állított, illetve termelésbe állított készletek értékét tartalmazza.

7 Értékesítések

Földgáz üzletág értékesítése

A MOL és az E.ON Ruhrgas International AG (ERI) 2004. novemberben kötött megállapodást a MOL Földgázellátó Zrt.-ben („Kereskedelem") és a MOL Földgáztároló Zrt.-ben („Tárolás") lévő 75% mínusz egy részvény részesedések, valamint a Panrusgáz Magyar-Orosz Gázipari Zrt.-ben („Panrusgáz") meglévő 50%-os részesedés eladásáról. Ez utóbbi értékesítéshez szükséges volt a Panrusgáz többi részvényesének hozzájárulására.

Az Európai Bizottság engedélyének megadását követően 2006. január 12-én a MOL és az ERI megállapodtak, hogy a tranzakció zárása 2006. március 31-én történik meg. Az Európai Bizottság által támasztott követelmények alapján – mely szerint a Kereskedelem és Tárolás társaságokat teljes mértékben értékesíteni kell – a MOL eladja az ezekben a társaságokban lévő 100%-os részesedését az ERI részére. Az eredeti megállapodáson felüli 25% plusz egy rész-

vény részesedés értékesítéshez a Társaság a Magyar Energia Hivatal engedélyét megkapta. Az Európai Bizottság követelményei, a szabályozás, és az iparági környezetben bekövetkezett változások következtében a felek további módosításokat is végrehajtottak az eredeti adásvételi szerződéseken.

Az értékesítés 2006. március 31-én lezárult. A Kereskedelem és Tárolás 2006. március 31-i várható mérleg adatain alapuló, EUR-ban meghatározott előzetes vételárat és a Tárolás MOL-lal szemben fennálló kölcsöntartozását (ez utóbbi 147.400 millió Ft a zárás napján) az ERI a tranzakció zárásának napján megfizette. A végleges vételár a tranzakció zárásakor fennálló tényleges adósságállomány és a működő tőke mértékén alapult. A Kereskedelem végleges vételára számos további ármódosító tétel figyelembe vételével alakult ki. Az ármódosító tételeket illetően a beérkezett vételárból 39.464 millió Ft (amely a MOL összes jövőbeni, ezen tranzakcióval kapcsolatos pénzügyi kötelezettségeinek maximális összege) került elhatárolásra a zárás napján. Az ármódosítások elszámolása félévente történik 2009. év végéig (lásd alább).

A WMT eladásból származó vételár különbözetet (11.212 millió forintot) és a korábban elhatárolt, eladás utáni vételár különbözetet (HUF 12.888 millió forintot) a MOL 2007-ben fizette ki. A készpénz fizetéskor 105 millió forint árfolyamnyereséget realizált.

A Tárolás előzetes és végleges ellenértéke közötti 812 millió Ft különbözetet a MOL 2006-ban visszafizette. A pénzügyi rendezésen 29 millió Ft árfolyamveszteség keletkezett.

A Kereskedelem várható és tényleges pénzügyi helyzetének különbségéből adódó vételár módosítás hatása 2006-ban elszámolásra került, a pénzügyi rendezése 2007 évben történt meg. A Kereskedelem előzetes és végleges vételára közötti különbözetből eredő kötelezettség összege 11.852 millió Ft volt a tranzakció zárásakor és 11.261 millió Ft (lásd 21. jegyzet) 2006. december 31-én.

A vételár elhatárolást is figyelembe véve a tranzakció eredményeként 82.636 millió Ft nyereség került elszámolásra.

2007-ben további utólagos vételár módosítás történt 44.268 millió forint értékben, mely egyéb bevételként került kimutatásra, lásd 24. jegyzet. Az utólagos módosításra azon kockázatmegosztási-rendszer miatt került sor, mely az adásvételi szerződésben került meghatározásra 2006-ban. A rendszer alapján, amennyiben a Kereskedelemnek működési vesztesége keletkezik a 2006. június 30.-2009. december 31. időszakban (féléves időszakonként kalkulálva), akkor a MOL-nak meg kell térítenie a veszteség egy részét az E.ON-nak, míg működési profit esetén jogosult annak egy részére.

A MOL által a jövőbeni periódusokban potenciálisan kifizethető utólagos elszámolások összege független az E.ON Ruhrgas International AG által azt megelőzően kifizetett utólagos elszámolásoktól, és a teljes időszak vonatkozásában 25 Mrd forintban került maximalizálásra. A gázüzlet 2006-os értékesítésének elszámolásakor a társaság a maximálisan kifizethető veszteséget elhatárolta, amely nem lett feloldva a társaság jövőre vonatkozó becslései alapján (lásd 21. jegyzet).

A Kereskedelem és Tárolás eszközeinek és kötelezettségeinek kivezetett könyv szerinti értéke 2006. március 31-én, valamint a leányvállalatok értékesítésből származó nettó pénzáram alakulása a következő:

	millió forint
Immateriális javak	3
Tárgyi eszközök	119.725
Halasztott adó eszközök	10.460
Egyéb befektetett eszközök	3
Készletek	15.900
Vevőkövetelések	86.031
Egyéb forgóeszközök	17.215
Pénzeszközök	13.408
Összes eszköz	**262.745**
Szállítók és egyéb kötelezettségek	-119.870
Céltartalékok várható kötelezettségekre	-562
Összes kötelezettség	**-120.432**
Értékesített nettó eszközérték	142.313
Értékesítésen realizált nettó nyereség (lásd 36. jegyzet)	82 636
Kereskedelem elhatárolt vételára	39.464
Kereskedelem pénzügyileg nem rendezett, ERI számára visszafizetendő vételár különbözete	11 852
Tároló vételár különbözetének pénzügyi rendezése során keletkezett árfolyamveszteség	-29
Kapott ellenérték (tartalmazva a kapott kölcsön visszafizetését)	**276.236**

A Kereskedelem és Tárolás értékesítéséhez kapcsolódó nettó pénzáramlás elemzése:

Értékesített leányvállalatok kivezetett pénzeszközei	-13.408
Kapott ellenérték	276.236
Nettó pénzáramlás	**262.828**

Egyéb értékesítések 2007-ben

Slovnaft Ukrajina és Ukrslovnaft értékesítése

2007. augusztus 29-én a Társaság megállapodott a Wigro Trade Ukrajina vállalattal, a Slovnaft Ukrajina s.r.o., valamint az Ukrslovnaft s.r.o. vállalatokban lévő 88%, illetve 83%-os tulajdonrészének eladásáról. Az értékesített befektetések eszközeinek nettó könyv szerinti értéke nulla volt, így a tranzakcióból származó 54 millió Ft megegyezik az eladásból származó nyereséggel.

Egyéb értékesítések 2006-ban

A kiskereskedelmi portfolió optimalizálása Romániában

A MOL 30 romániai töltőállomást értékesített. A tranzakció az MP Petroleum és a MOL romániai repülő üzemanyag üzletének értékesítését foglalta magában.

Üdülési létesítményeket üzemeltető leányvállalat értékesítése

2006. február 10-én a Csoport szerződést írt alá a Hotel Senec a.s. társasággal a Slovnaft tulajdonában lévő, üdülési létesítményeket üzemeltető Rekreacentrum a.s. 100%-os részvénycsomagjának értékesítéséről.

A 2006. október 31-én értékesített SC Aviation Petroleum s.r.l., az M.P. Petroleum Distributie s.r.l. és a 2006. február 28-án értékesített Rekreacentrum a.s. eszközeinek és forrásainak könyv szerinti értéke az alábbiak szerint alakult:

	SC Aviation Petroleum s.r.l. és M.P. Petroleum Distributie s.r.l. millió forint	**Rekreacentrum a.s. millió forint**
Immateriális javak	1	-
Tárgyi eszközök	6.002	440
Egyéb befektetett eszközök	-	-
Készletek	606	13
Vevőkövetelések	232	20
Egyéb forgóeszközök	1.547	-
Pénzeszközök	1.015	6
Összes eszköz	**9.403**	**479**
Szállítók és egyéb kötelezettségek	-569	-82
Céltartalékok várható kötelezettségekre	-32	-7
Egyéb hosszú lejáratú kötelezettségek	-1.884	-
Átváltási tartalék	-670	-
Összes kötelezettség	**-3.155**	**-89**
Értékesített nettó eszközérték	6.248	390
Értékesítésen realizált nettó nyereség	3.612	68
Kapott ellenérték	**9.860**	**458**
Az értékesítéséhez kapcsolódó nettó pénzáramlás		
Értékesített leányvállalatok kivezetett pénzeszközei	-1.015	-6
Kapott ellenérték	9.860	458
Nettó pénzáramlás	**8.845**	**452**

8 Közös vezetésű vállalkozások

Közös vezetésű vállalkozások 2007-ben

Energopetrol d.d.

2007. márciusban a MOL-INA konzorcium Bosznia-Hercegovina kormányával aláírt szerződése értelmében tőkeemelés útján megszerezte az Energopetrol 67%-os tulajdonjogát. A konzorcium újonnan kibocsátott Energopetrol részvényeket jegyzett le 60 millió bosnyák márka értékben (30,7 millió euró). A tőkeemelés pénzügyi forrásként szolgált az Energopetrol hiteleinek visszafizetésére. A jegyzést követően a MOL-INA konzorcium részesedése 67%, a szövetségi kormányé 22%, míg a fennmaradó rész a kisrészvényesek tulajdona. A MOL-INA konzorcium 10 millió konvertibilis márkát (5,1 millió euró) utalt át Bosznia-Hercegovina kormánya részére a többségi tulajdon megvásárlásáért. A MOL és az INA 150 millió konvertibilis márkát (76,7 millió euró) biztosít az Energopetrol részére beruházási programja finanszírozására a következő három évben. A tranzakció zárásához számos feltétel teljesülése volt szükséges, köztük Bosznia-Hercegovina versenyhivatalának jóváhagyása.

Az Energopetrol 64 töltőállomást birtokol és üzemeltet Bosznia-Hercegovinában. A MOL és az INA már jelen van az ország növekvő nagy- és kiskereskedelmi piacán. A közös működés egyértelmű vezető szerepet jelent a bosnyák kiskereskedelmi piacon és hosszabb távon jelentős szinergiákat eredményez.

A 2007. március 31-én az Energopetrol eszközeinek és forrásainak könyv szerinti értékéből a MOL 33,5%-os részesedésére jutó összeg az alábbiak szerint alakult:

	Valós érték millió forint	**Könyv szerinti érték millió forint**
Tárgyi eszközök	2.034	978
Készletek	157	207
Vevőkövetelések	213	227
Egyéb forgóeszközök	13	19
Pénzeszközök	2.611	2.611
Céltartalékok várható kötelezettségekre	-395	-67
Szállítók és egyéb kötelezettségek	-1.592	-1.592
Rövid lejáratú hitelek	-780	-780
Nettó eszközök valós értéke	**2.261**	
Az akvizícióhoz kapcsolódó goodwill	2.312	
Összes ellenérték	**4.573**	

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg	4.573
Összes ellenérték	**4.573**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	2.611
Kifizetett készpénz	-4 573
Nettó pénzáramlás	**-1.962**

Rossi Biofuel Zrt.

A biodízel komponens (fatty-acid-methyl-ester, FAME) ellátás biztosítása érdekében a MOL 2007. április 30-án névértéken történő alaptőke emelés révén 25% plusz egy részvény részesedést szerzett a Rossi Biofuel Zrt.-ben a Rossi Beteiligungs GmbH-tól. Ezen felül a MOL vételi jogot szerzett további 24%-os részesedésre a Rossi Biofuel Zrt-ben.

A Rossi Biofuel Zrt. egy 150 kt éves névleges kapacitású biodízel komponens gyártó üzem, a MOL komáromi telephelyén történő megépítésére jött létre. Az üzem 2007 végén kezdte meg próbaüzemi működését. A MOL és a többségi tulajdonos a Rossi Biofuel Zrt. közös ellenőrzéséről megállapodást írt alá, ennek megfelelően a társaság közös vezetésű vállalkozásként, részesedés arányosan konszolidálásra kerül.

A megszerzett eszközök és kötelezettségek könyv szerinti és valós értéke között nem volt jelentős eltérés. A Rossi Biofuel Zrt. eszközeinek és kötelezettségeinek valós értéke a Csoportra jutó 25% arányú része 2007. árpilis 30-án az alábbiak szerint alakult:

	Valós és könyv szerinti érték millió forint
Tárgyi eszközök	98
Egyéb befektetett eszközök	283
Egyéb forgóeszközök	33
Pénzeszközök	359
Hosszú lejáratú hitelek	-112
Szállítók és egyéb kötelezettségek	-37
Rövid lejáratú hitelek	-274
Nettó eszközök valós értéke	**350**

	millió forint
Az akvizícióhoz kapcsolódóan fizetett összeg	350
Összes ellenérték	**350**

Az akvizícióhoz kapcsolódó nettó pénzáramlás az alábbiak szerint alakult:

	millió forint
Akvizíció során megszerzett pénzeszközök	359
Kifizetett készpénz	-350
Nettó pénzáramlás	**9**

Közös vezetésű vállalkozások 2006-ban

Közös vezetésű vállalkozás biodízel komponens gyártására

A Csoport 2006 augusztusában megállapodást kötött a szlovák Meroco a.s. alvó társaság kizárólagos tulajdonosával, az ENVIEN a.s.-sel egy jövőbeni együttműködés szerződéses feltételei vonatkozásában. A Csoport, illetve az ENVIEN a.s. megállapodtak a Meroco a.s. közös vezetésű vállalkozássá való átalakításáról, továbbá annak tevékenységét egy biodízel komponens, a FAME (fatty-acid-methyl-ester) gyártásban határozták meg. A Csoport 2006. október 11-én 303 millió forintos jegyzett tőke emeléssel (amelyből 94 millió forint került kifizetésre 2006-ban) 25%+1 részvénynek megfelelő részesedést szerzett a Meroco a.s.-ben, továbbá opciót kötött a közös vezetésű vállalat további 24%-os részesedésének 2008-ban történő megvásárlására. A Meroco a.s. eszközeinek, kötelezettségeinek, függő kötelezettségeinek valós értéke az akvizíció időpontjában nem volt jelentős, illetve nem tér el jelentősen azok könyv szerinti értékétől.

A közös vezetésű vállalkozások eszközeinek, forrásainak, valamint bevételeinek és ráfordításainak a Csoportra jutó része

A közös vezetésű vállalkozások eszközeinek, forrásainak, valamint bevételeinek és ráfordításainak a Csoportra jutó része, a következők szerint szerepel a 2007. és 2006. december 31-ére vonatkozó a konszolidált éves beszámolóban:

	2007			2006		
	ZMB	Egyéb	Összesen	ZMB	Egyéb	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Forgóeszközök	13.123	2.087	15.210	9.595	967	10 562
Befektetett eszközök	20.826	4.550	25.376	22.447	1.516	23.963
	33.949	6.637	40.586	32.042	2.483	34.525
Rövid lejáratú kötelezettségek	3.474	1.587	5.061	3.773	345	4.118
Hosszú lejáratú kötelezettségek	1.985	2.580	4.565	1.795	132	1 927
	5.459	4.167	9.626	5.568	477	6.045
Nettó eszközök	**28.490**	**2.470**	**30.960**	**26.474**	**2.006**	**28.480**
Árbevétel	78.321	440	78.761	81.437	202	81.639
Értékesítés költségei	-14.507	-781	-15.288	-12.621	-1.616	-14 237
Egyéb működési költségek és ráfordítások	-46.290	-369	-46.659	-50.055	-410	-50.465
Pénzügyi műveletek vesztesége (-) / nyeresége, nettó	32	-37	-5	59	-11	48
Adózás előtti eredmény	17.556	-747	16.809	18.820	-1.835	16.985
Társasági adó	-4.884	-	-4.884	-7.218	-20	-7.238
Időszak eredménye	**12.672**	**-747**	**11.925**	**11.602**	**-1.855**	**9.747**

9 Befektetések társult vállalkozásokban

			Tulajdoni hányad	Tulajdoni hányad	Befektetés nettó értéke millió forint	Befektetés nettó értéke millió forint
			2007	2006	2007	2006
INA Csoport	Horvátország	Integrált olaj- és gázipari tevékenység	25%	25%	135.995	130.142
Greengas S.r.l.	Olaszország	Hidrogén előállítás	49%	-	4.053	-
Mazzola & Bignardi S.r.l.	Olaszország	Olaj termékek kereskedelme	50%	-	1.419	-
Mazzola & Bignardi Commerciale S.r.l.	Olaszország	Olaj termékek kereskedelme	40%	-	940	-
Messer Slovnaft s.r.o	Szlovákia	Technológiai gáz termelése	48%	48%	889	680
Batec S.r.l.	Olaszország	Bitumen gyártás	50%	-	606	-
Egyéb társult vállalkozások					852	747
Összesen					**144.754**	**131.569**

INA Csoport

A Csoport részesedése (25%) az INA Csoportban az alábbiak szerint alakult:

	2007 millió forint	2006 millió forint
Részesedés a társult vállalkozás mérlegéből:		
Befektetett eszközök	165.068	150.297
Forgóeszközök	68.460	60.447
Hosszú lejáratú kötelezettségek	-41.323	-24.249
Rövid lejáratú kötelezettségek	-56.210	-56.353
Nettó eszközérték	**135.995**	**130.142**
Részesedés a társult vállalkozás eredménykimutatásából:		
Összes működési bevétel	226.613	216.749
Anyavállalati részvényesek részesedése az eredményből	5.116	4.356
Befektetés könyv szerinti értéke	**135.995**	**130.142**

A Csoport fenti, INA Csoportban való részesedését bemutató adatok az IFRS szerint készültek, az ehhez felhasznált számviteli politika megegyezik a Csoport által hasonló körülmények között végbemenő tranzakciók és események esetében alkalmazottal.

2006 decemberében az INA 1.500.000 (túljegyzés esetén további 200.000) részvényének nyilvános kibocsátásán keresztül a társaság bevezetésre került a Zágrábi Értéktőzsdére, valamint (GDR-ok formájában) a Londoni Értéktőzsdére. A 2007. december 31-én érvényes részvényárfolyamok alapján a Csoport 25%-os befektetésének valós értéke 240.850 millió forint.

Panrusgáz értékesítése

A Csoport Panrusgáz Zrt.-ben lévő 50%-os részesedésének E.ON Ruhrgas International részére történő eladása 2006. október 31-én lezárult. A Panrusgáz 2006. október 31-i várható mérlege alapján meghatározott előzetes vételárat az E.ON a tranzakció zárásának napján megfizette. A végleges vételár a tranzakció zárásakor fennálló tényleges adósság és forgótőke mértékén alapult. Az előzetes és végleges vételár közötti különbözet nem jelentős, a pénzügyi rendezésre 2007-ben került sor. A Csoportnak a Panrusgáz eredményéből való részesedése 666 millió forint volt az értékesítésig. Ezen felül a MOL 98 millió forint nyereséget realizált a tranzakción.

10 Értékesíthető befektetések

	Befektetés nettó értéke 2007 / millió forint	Befektetés nettó értéke 2006 / millió forint
Budapesti Értéktőzsde Zrt.	431	-
Alföldi Koncessziós Autópálya Holding Zrt.	360	360
AGIP Hungária Zrt.	58	58
Apollo zdravotná poistovna a.s.	a)	740
Danuoil	55	55
Egyéb	458	384
Összesen	**1.362**	**1.597**

a) Eladva 2007-ben

Az értékesíthető befektetések elsősorban a Csoport fő tevékenységi körébe nem tartozó, tőzsdén nem jegyzett tőkeinstrumentumok, melyek valós értéke jelenleg nem meghatározható. Ezen befektetések halmozott értékvesztéssel csökkentett könyv szerinti értéken kerültek kimutatásra.

Apollo zdravotná poistovna a.s.

A Slovnaft 51%-os tulajdonában lévő egészségbiztosító a korábbi években nem került konszolidációra, mert a Szlovák Köztársaság által gyakorolt erős szabályozás az egészségügyi szektorban nem tette lehetővé, hogy a Csoport irányítást gyakoroljon a tevékenysége felett. Mivel a befektetés vonatkozásában nem volt valószínűsíthető jövedelem termelése, értékvesztés elszámolására került sor a teljes könyv szerinti értékére. 2005 során a jogszabályi változások miatt a biztosító részvénytársasággá alakult. Az átalakulás előtt, 2005 júniusában a Csoport megállapodást kötött az E.I.C. a.s. társasággal a részvények jövőbeli átruházásáról. A Csoport emellett vételi és eladási opciókat is kötött azonos lehívási árfolyamon az átalakult társaság teljes részvényállományára. Ezen megállapodások eredményeként a Csoport továbbra sem rendelkezett irányítási jogokkal, így a konszolidációs körön kívül maradt. 2006 decemberében a Csoport megkötötte a részvények átruházásáról szóló megállapodást. A tranzakció a Versenyhivatali jóváhagyást követően vált jogilag érvényessé 2007 májusában.

A szerződésben megjelölt értékesítési ár alapul vételével került a részvények valós értéke megállapításra a 2006. december 31-es pénzügyi kimutatásokban. Az értékesítésből származó 751 millió Ft nyereség elszámolásra került a pénzügyi kimutatásokban.

11 Egyéb befektetett eszközök

	2007 / millió forint	2006 / millió forint
Bányajáradék	15.454	17.635
Beruházásokra adott előlegek	7.116	1.155
Árfolyamkockázat fedezeti ügyletből származó nettó követelés (lásd 30. és 31. jegyzet)	6.088	6.013
Adott kölcsönök	1.855	1.827
Szerződésekből származó hosszú távú követelések	1.400	-
Hosszú távú bérleti szerződések előre fizetett díja	336	-
Lejáratig tartott diszkont kincstárjegyek	318	306
Összesen	**32.567**	**26.936**

A Csoport 2005-ben 20.000 millió forint térítést fizetett a Magyar Állam részére a bányajáradék jövőbeni szintjének rögzítésére és egyes hazai mezők termelési jogának meghosszabbítására. Az összeg 2006 januárjától kerül elszámolásra az eredménykimutatásban a mezők várható termelési szintje alapján 2020-ig.

12 Készletek

	2007		2006	
	Bekerülési érték / millió forint	**Nettó realizálható érték / millió forint**	**Bekerülési érték / millió forint**	**Nettó realizálható érték / millió forint**
Vásárolt földgáz	233	233	-	-
Félkész és késztermékek	192.540	192.158	120.934	120.641
Egyéb alapanyagok	34.034	33.142	22.908	22.022
Vásárolt kőolaj	67.139	67.139	22.415	22.415
Egyéb áruk	25.932	25.932	16.085	15.952
Összesen	**319.878**	**318.604**	**182.342**	**181.030**

A jogszabályi változások következtében a MOL lengyel leányvállalatának, a Slovnaft Polska-nak meghatározott szintű üzemanyag készletet kell kötelezően fenntartania. Ennek szintjét az előző naptári év import volumene határozza meg, amely 2007. december 31-én 16.121 millió forintot, míg 2006. december 31-én 11.517 millió forintot tett ki.

Az IES-nek, a MOL-csoport olaszországi kis- és nagykereskedelmi leányvállalatának kőolajból és olajtermékekből kell bizonyos mennyiséget kötelezően készleten tartani. Ennek értéke 2007. december 31-én 51.177 millió forintot tett ki.

13 Vevőkövetelések, nettó

	2007 / millió forint	**2006 / millió forint**
Vevőkövetelések	369.154	239.853
Kétes követelésekre képzett értékvesztés	-15.598	-9.867
Összesen	**353.556**	**229.986**

A vevőkövetelések nem kamatozóak és általában 30 napos futamidejűek.

A kétes vevőkövetelések változása a következőképp alakult:

	2007 / millió forint	**2006 / millió forint**
Nyitó egyenleg január 1-jén	9.867	9.458
Tárgyévi növekedés	7.559	2.704
Tárgyévi csökkenés (visszaírás)	-1.518	-1.731
Értékvesztés kivezetése	-102	-637
Árfolyamváltozás hatása	-208	73
Záró egyenleg december 31-én	**15.598**	**9.867**

A lejárt, de nem értékvesztett vevőkövetelések megoszlása 2007. és 2006. december 31-én

	2007 / millió forint	2006 / millió forint
Nem esedékes és nem értékvesztett	321.629	210.847
Esedékes, de nem értékvesztett	31.927	19.139
90 napon belül	26.948	17.540
91-180 nap között	1.370	1.000
180 napon túli	3.609	599
Összesen	**353.556**	**229.986**

14 Egyéb forgóeszközök

	2007 / millió forint	2006 / millió forint
Előre fizetett és visszaigényelhető adók és vámok (kivéve nyereségadók)	33.055	21.541
MOL Földgázellátó Zrt. értékesítésével kapcsolatos ármódosító tétel (lásd 24. jegyzet)	27.691	-
Előre fizetett jövedéki adók	7.207	5.757
Szállítóknak fizetett előlegek	3.889	2.930
Előre fizetett bérleti díjak	2.832	2.134
Egyéb előre fizetett költségek és elhatárolt bevételek	1.741	2.793
Kutatási partnerekkel szembeni követelések	368	2.550
Kamatkövetelések	361	1.028
Kölcsön követelések	231	1.412
Készletekre adott előlegek	208	781
Munkavállalókkal szembeni követelések	202	236
Egyéb	4.612	2.566
Összesen	**82.397**	**43.728**

Adott kölcsönök elemzése:

	2007 / millió forint	2006 / millió forint
Adott kölcsönök	3.891	3.932
Adott kölcsönök értékvesztése	-3.660	-2.520
Összesen	**231**	**1.412**

A kölcsönökre képzett értékvesztés változása az alábbiak szerint alakult:

	2007 / millió forint	2006 / millió forint
Nyitó egyenleg január 1-jén	2.520	570
Tárgyévi növekedés	1.145	1.955
Tárgyévi csökkenés (visszaírás)	-5	-5
Értékvesztés kivezetése	-	-
Leányvállalatok vásárlása /(-) értékesítése	-	-
Árfolyamváltozás hatása	-	-
Záró egyenleg december 31-én	**3.660**	**2.520**

15 Pénzeszközök

	2007 / millió forint	2006 / millió forint
Bankbetétek forintban	38.292	17.369
Bankbetétek EUR-ban	37.131	15.756
Bankbetétek USD-ban	18.113	6.878
Bankbetétek SKK-ban	3.198	8.068
Bankbetétek CZK-ban	7.487	3.957
Bankbetétek PLN-ban	3.042	888
Bankbetétek egyéb devizában	8.031	5.760
Rövid lejáratra lekötött forint betétek	273	18.931
Rövid lejáratra lekötött betétek EUR-ban	731	239.273
Rövid lejáratra lekötött betétek USD-ban	256	69.917
Rövid lejáratra lekötött betétek SKK-ban	10.315	9.445
Készpénz forintban	1.246	2.065
Készpénz egyéb valutában	853	690
Készpénz egyenértékesek	753	107
Összesen	**129.721**	**399.104**

A különböző devizanemekben fennálló bankbetétek (betétszámlák) és rövid lejáratra lekötött betétek esetében a kamatok az alábbi tartományokban mozogtak:

Betétszámlák	**2007**	**2006**
EUR	3,3%-3,5%	1,7%-3,3%
USD	4,1%-5,7%	3,8%-5,0%
HUF	6,7%-7,7%	5,3%-7,7%
SKK	1,9%-5,9%	1,5%-5,8%
Rövid lejáratra lekötött betétek		
EUR	2,7%-4,7%	2,2%-3,6%
USD	4,0%-6,2%	2,5%-5,4%
HUF	6,8%-9,0%	5,0%-9,0%
SKK	1,9%-5,9%	1,6%-5,9%

16 Jegyzett tőke

A MOL Nyrt. jegyzett tőkéje 2007. december 31-én 109.676 millió forint volt, amely 109.674.923 darab „A" sorozatú, egy darab „B" sorozatú és 578 darab „C" sorozatú részvényből állt. A MOL Nyrt. jegyzett tőkéje 2006. december 31-én 109.330 millió forint, amely 109.329.797 darab „A" sorozatú, egy darab „B" sorozatú és 578 darab „C" sorozatú részvényből állt.

A kinnlévő jegyzett tőke összege 2007. december 31-én 65.950 millió forint, míg 2006. december 31-én 83.467 millió forint volt.

Az „A" sorozatú törzsrészvények 1.000 forint névértékűek, a „C" sorozatú törzsrészvények 1.001 forint névértékűek. Minden 1.000 forint, azaz egyezer forint névértékű "A" sorozatú részvény egy

szavazatra, illetve minden 1.001 forint, azaz egyezeregy forint névértékű "C" sorozatú részvény egy egész egyezred szavazatra jogosít, kivéve az alábbiakat. Az Alapszabálynak megfelelően egy részvényes vagy részvényesi csoport sem gyakorolhatja a szavazati jogok több, mint 10%-át, kivéve a Magyar Államot, a Magyar Nemzeti Vagyonkezelő Zrt.-t (MNV Zrt., korábban ÁPV Zrt.), annak bármely jogutódját, a Magyar Állam nevében tulajdonosi jogokat gyakorló más magyar szervet és a Társaság megbízásából a Társaság részvényeit vagy azokat megtestesítő értékpapírokat kezelő letéteményest és értékpapír-kezelőt.

A "B" sorozatú részvény, névre szóló, 1.000 forint névértékű, Alapszabályban meghatározott szavazatelsőbbségi jogokat biztosító részvény. A "B" sorozatú részvény tulajdonosa a magyar állam nevében tulajdonosi jogokat gyakorló MNV Zrt. A "B" sorozatú részvény névértékének megfelelően egy szavazatra jogosít. A "B" sorozatú részvény tulajdonosának igen szavazata szükséges az Alapszabály 12.4 Cikkelye alapján a következő ügyekhez: a „B" sorozatú részvénnyel kapcsolatos adatok megváltoztatása, szavazati jogok és részvényesi csoportok meghatározása, a közgyűlésen minősített többséget igénylő döntések listája, továbbá ezen 12.4 Cikkely módosítása.

Az Igazgatóság az alapítói okirat felhatalmazása alapján 2010. április 27-ig jogosult az alaptőkét legfeljebb a felhatalmazás megadásakor hatályos alaptőkének a 15%-ával, egy vagy több részletben felemelni, de az alaptőke felemelésének mértéke összesen nem haladhatja meg a 16.292.816.486 forintot. Az alaptőkét az Igazgatóság új részvények zártkörű forgalomba hozatalával a jelen felhatalmazásban szereplő idő és összeghatáron belül kizárólag stratégiai céljai végrehajtására más vállalkozások részvényei és/vagy eszközei megvásárlása során történő részvénycsere vagy részvényekkel történő fizetés céljából és az ahhoz szükséges mértékben jogosult felemelni.

Jegyzett tőke emelések

Az Alapszabály rendelkezésével összhangban az Igazgatóság a jegyzett tőkét legkésőbb 2008. szeptember 1-ig, annak nem több mint 2%-os mértékével, azaz 2.164.548.000 forinttal emelheti fel „A" sorozatú (vagy azt helyettesítő) részvényekre átváltoztatható zárt kibocsátású kötvényekkel. 2007. december 31-ig ilyen címen 1.448.106.000 forint névértékű részvényt, míg 2006. december 31-ig ilyen címen 1.102.980.000 forint névértékű részvényt bocsátott ki a Társaság.

Saját részvény tranzakciók

Tőkeszerkezet optimalizációs program
Mivel a részvényesek a tőkeszerkezet optimalizációját várták el, a Csoport döntést hozott a saját részvény vásárlások újrakezdéséről 2007. júniusban. A program keretében a MOL megállapodást írt alá 19.690.362 darab saját részvény kölcsönadásáról az OTP Bank Nyrt.-vel, illetve a Magyar Fejlesztési Bank Zrt. egyik leányvállalatával (MFB Invest Zrt.). Ezen megállapodások további saját részvény vásárlásokat tettek lehetővé a részvénypiacon.

A 2007. április 26-i Éves Rendes Közgyűlés felhatalmazása alapján a Társaság megbízást adott az ING Bank Zrt.-nek és az OTP Bank Nyrt.-nek, mint befektetési szolgáltatóknak, hogy 2007. december 31-ig „A" sorozatú saját részvényt vásároljon a tőzsdén. A következő évi rendes közgyűlésen (2008. áprilisban) az Igazgatóság felhatalmazást szándékozik kérni a saját részvények bevonására és további saját részvény vásárlásokra, a befektetési lehetőségektől függően. Mindazonáltal, az Igazgatóság fenn kívánja tartani a flexibilitását abban, hogy a saját részvényeket akvizíciók során fizetési eszközként használhassa fel.

A Csoport a tőkeszerkezet optimalizációs program keretében 17.861.856 db részvényt vásárolt vissza a piacon 2007. december 31-ig. Mind a visszavásárolt, mind pedig a harmadik feleknek kölcsönadott részvényeket a Csoport az IAS 32 Pénzügyi Instrumentumok – Bemutatás standard alapján saját részvényként mutatja be.

BNP Paribas tulajdonában lévő részvények

2005. december 23-án megállapodás született a MOL, a Slovnaft korábbi tulajdonosai a Slovintegra-Slovbena („SISB") részvényesi csoport, valamint a BNP Paribas SA („BNP") között. A megállapodás értelmében a MOL a SISB-val szemben fennálló vételi jogának gyakorlására a BNP-t jelölte ki, a BNP ezt a jogot gyakorolva megvásárolta a SISB 7.552.874 darab „A" sorozatú MOL részvényét. Az adásvétel zárását követően a MOL 7.552.874 darab „A" sorozatú MOL részvényre amerikai típusú vételi jogot szerzett a BNP-től, és egyúttal a BNP ugyanennyi részvényre európai típusú eladási jogot szerzett a MOL-tól. Mindkét opció esetében az opció lejárata 2006. december 18., az opciós vételi, illetve eladási ár pedig 7.645 forint volt részvényenként, mely a MOL és a SISB között 2002 novemberében létrejött opciós megállapodások szerinti ár alapján lett megállapítva.

Továbbá 2006. április 10-én a BNP és a MOL a MOL tulajdonában lévő „A" sorozatú törzsrészvényekre vonatkozó megállapodást írt alá. A megállapodás értelmében a MOL 1.404.217 darab „A" sorozatú MOL törzsrészvényt értékesített tőzsdei tranzakció keretében piaci áron a BNP részére a Budapesti Értéktőzsdén. A részvény-átruházási szerződés megkötésével egyidejűleg a MOL és a BNP opciós szerződéseket kötött egymással, amelynek értelmében a tranzakció sikeres zárását követően a MOL az értékesített részvényekre amerikai típusú vételi jogot szerez a BNP-től, és egyúttal a BNP ugyanennyi részvényre európai típusú eladási jogot szerez a MOL-tól. Mindkét opció esetében az opció lejárata 2006. december 18., az opció vételi illetve eladási ára pedig megegyezik az eredeti értékesítési árral.

Miután 2006. év végén mindkét szerződés meghosszabbításra került, 2007. december 13-án a BNP és a MOL további szerződéseket írtak alá a BNP által tulajdonolt „A" sorozatú MOL törzsrészvényekre vonatkozóan, melyek értelmében a BNP által tulajdonolt MOL részvényeket érintő opciós jogok a 2009. június 18-ig terjedő időszakra kiterjesztésre kerülnek. A tranzakció zárását követően a MOL egy amerikai típusú vételi opciót kapott a BNP-től arra, hogy 8.957.091 „A" sorozatú MOL részvényt a BNP-től megszerezzen, és a BNP egyúttal egy európai típusú eladási opciót kapott a MOL-tól, amely alapján ugyanezen mennyiségű MOL részvényt eladhat a MOL-nak.

Az opciós vételi és eladási ár 7.552.874 részvényre (A részlet) vonatkozóan részvényenként 34,79 USA dollár, míg 1.404.217 részvényre (B részlet) vonatkozóan részvényenként 109,84 USA dollár. Ezen árak a 2005. december 23-án (A részlet), illetve 2006. április 10-én (B részlet) aláírt megállapodásokon alapulnak.

Átváltható értékpapírok kibocsátása

A MOL 2006. március 13-án részvény adásvételi szerződést írt alá a tulajdonában lévő 6.007.479 darab "A" sorozatú MOL törzsrészvény Magnolia Finance Limited („Magnolia"), Jersey-ben bejegyzett társaság részére történő értékesítéséről, mely ezáltal 5,58%-os befolyást szerzett a MOL-ban.

A Magnolia bejelentette 610 millió euró értékű, lejárat nélküli, átváltható értékpapír („Átváltható Értékpapírok") értékesítését az Amerikai Egyesült Államokon, Japánon, Jersey-n, Kanadán, Magyarországon és Lengyelországon kívüli nemzetközi pénzügyi befektetők részére, amelyek 2011. március 20-a és 2016. március 12-e között („Átváltási Időszak") „A" sorozatú MOL törzsrészvényekre válthatók át. Az Átváltható Értékpapírok kibocsátása névértéken történt, az első tíz évben utánuk fizetendő éves kamat mértéke 4,00%, értékesítésükre 26.670 Ft / részvény átváltási árfolyam figyelembevételével került sor.

A MOL a saját részvények értékesítésével egyidejűleg megállapodott egy swap szerződés aláírásában a Magnolia-val, amely alapján a MOL-t az opciós jog gyakorlását megelőző meghatározott időszak forgalommal súlyozott átlagárán vételi jog illeti meg az összes vagy egyes MOL törzsrészvényekre bizonyos korlátozott esetekben. Továbbá amennyiben az Átváltható Értékpapírok tulajdonosai a fenti időszak alatt nem, vagy nem teljes mértékben élnek átváltási jogukkal, az Átváltási Időszak végén, majd ezt követően negyedévenként, a MOL jogosult egy vételi opción keresztül az átváltásra nem kerülő törzsrészvények megvásárlására. Amennyiben a Magnolia 2016 után az Átváltható Értékpapírok bevonásáról dönt és a MOL törzsrészvények bevonáskori piaci ára 101,54 euró / részvénynél alacsonyabb lesz, a MOL megtéríti a különbözetet.

A MOL nem rendelkezik közvetlen vagy közvetett tulajdonosi részesedéssel vagy kontrollal a Magnolia-ban, de az IFRS szerinti beszámolójában konszolidálja a Magnoliát a SIC 12 – Konszolidálás: Speciális célú gazdálkodó szervezetek értelmezés követelményeinek megfelelően.

Az Átváltható Értékpapírok Magnolia által történő kibocsátása – a tranzakciós költségek levonása után – a külső tulajdonosokra jutó saját tőke összegét 121.164 millió forinttal növelte. A Magnolia által kibocsátott Átváltható Értékpapírok tulajdonosai részére 4.927 millió és 6.128 millió forint kamat került kifizetésre 2006-ban, illetve 2007-ben, valamint a Magnolia által birtokolt MOL részvényekre jutó osztalék (1.929 millió forint 2006-ban és 3.052 millió forint 2007-ben) is kiegyenlítésre került. Mindkét tranzakció közvetlenül a külső tulajdonosokra jutó saját tőke terhére került elszámolásra.

Az Átváltható Értékpapírok tulajdonosainak átváltási opciója Egyéb hosszú lejáratú kötelezettségként (lásd 20. jegyzet) került elszámolásra, melynek valós értékre történő átértékelése az eredménykimutatásban jelenik meg. Az átváltási opció valós értéke a befektetés értékelés (piaci értékek) módszerével került meghatározásra és elsősorban a következő tényezők függvénye:

- Forintban kifejezett MOL tőzsdei részvényárfolyam
- HUF/EUR átváltási árfolyam
- MOL részvény árfolyam volatilitása (EUR bázison kalkulálva)
- A befektetők osztalék várakozása a MOL részvények tekintetében
- EUR – bázisú kamatláb
- Hitelkockázati felár

Ezen származékos pénzügyi kötelezettség bekerüléskori valós értéke 37.453 millió forint volt. Az értékpapírok kibocsátása óta az átváltási opció valós értékelésének eredményre gyakorolt hatása

12.966 millió forint és 14.131 millió forint volt 2007-ben, illetve 2006-ban, amely a pénzügyi műveletek ráfordításai között kerül kimutatásra a mellékelt konszolidált eredménykimutatásban.

ÁPV Zrt.-től 2006-ban megvásárolt részvények
A MOL 2005. december 1-jén vételi jogról szóló szerződést írt alá az ÁPV Zrt.-vel. A szerződés alapján a MOL Nyrt. az ÁPV Zrt. tulajdonában lévő 10.898.525 darab "A" sorozatú MOL részvény (a MOL jegyzett tőkéjének 10%-a) megvásárlására jogosult két opciós időszak alatt, 2005. december 10-e és 30-a, illetve 2006. május 1-je és október 27-e között. A tranzakcióval kapcsolatos 692 millió forint költség közvetlenül a saját tőkével szemben került elszámolásra.

A MOL 2006. május 29-én opciós jogával élve tőzsdei tranzakció keretében 10.898.525 darab „A" sorozatú MOL törzsrészvényt vásárolt az ÁPV Zrt.-től. A részvényenkénti vételár a 2006. május 8-át megelőző 90 tőzsdei kereskedési nap forgalommal súlyozott átlagára, azaz 21.760 Ft volt. A tranzakció 2006. május 30-i tőzsdei elszámolását követően az ÁPV Zrt. befolyása 11,74%-ról 1,74%-ra csökkent. 2006. december 31-ig az ÁPV Zrt. nyilvános értékesítés során eladta a MOL Nyrt.-ben lévő 1,74%-os részesedését. A tranzakció eredményeként az ÁPV Zrt. csak egy darab „A" sorozatú törzsrészvénnyel és egy darab „B" sorozatú szavazatelsőbbségi részvénnyel rendelkezik a Társaságban.

A törzs-, saját és kibocsátható részvények számának változásai:

„A" és „B" sorozatú részvények	Összes kibocsátott részvény darabszáma	Visszavásárolt saját részvények darabszáma	Visszavásárlási kötelezettséggel rendelkező részvények	Kintlévő részvények darabszáma	Kibocsátható maximális részvény darabszám
2005. december 31.	**108.984.672**	**-7.411.696**	**-7.552.874**	**94.020.102**	**126.655.013**
Munkavállalói és menedzsment juttatások	-	43.977	-	43.977	-
Értékesítés a Magnolia Finance Ltd. részére	-	6.007.479	-6.007.479	-	-
Értékesítés a BNP Paribas részére	-	1.404.217	-1.404.217	-	-
Vásárlás ÁPV Zrt.-től	-	-10.898.525	-	-10.898.525	-
Egyéb vásárlások	-	-43.977	-	-43.977	-
Átváltoztatható kötvények beváltása „A" sorozatú részvényekre	345.126	-	-	345.126	-
2006. december 31.	**109.329.798**	**-10.898.525**	**-14.964.570**	**83.466.703**	**126.655.013**
OTP Bank Nyrt. részére kölcsönadott részvények	-	8.757.362	-8.757.362	-	-
MFB Invest Zrt. részére kölcsönadott részvények	-	10.933.000	-10.933.000	-	-
Egyéb vásárlások	-	-17.861.856	-	-17.861.856	-
Átváltoztatható kötvények beváltása „A" sorozatú részvényekre	345.126	-	-	345.126	-
2007. december 31.	**109.674.924**	**-9.070.019**	**-34.654.932**	**65.949.973**	**126.655.013**

A kibocsátott „C" sorozatú törzsrészvények számában nem történt változás. Mind az 578 darab részvényt visszavásárolta a Társaság.

17 Osztalékok

A 2006-os üzleti év eredményéből a 2007 áprilisában tartott Éves Rendes Közgyűlésen a tulajdonosok 50.000 millió forint osztalék kifizetését hagyták jóvá, amely részvényenként 507,96 forintnak felelt meg. Az osztalékfizetésre jogilag felhasználható tartalékok összege a Társaság egyedi beszámolója alapján 2007. december 31-én 1.095.119 millió forint, 2006. december 31-én pedig 918.121 millió forint volt. A Társaság igazgatósága a 2007-es üzleti év után 85.000 millió forint osztalék kifizetését javasolja az éves rendes közgyűlésen a tulajdonosoknak.

18 Hosszú lejáratú kötelezettségek

	Súlyozott átlagos kamatláb 2007 (%)	Súlyozott átlagos kamatláb 2006 (%)	Lejárat	2007 millió forint	2006 millió forint
Biztosíték nélküli kötvények EUR-ban	3,96	3,96	2015	190.678	189.771
Biztosíték nélküli bankhitelek EUR-ban	4,49	5,53	2012	146.494	132
Biztosíték nélküli bankhitelek USD-ban	5,75	-	2012	199.571	-
Biztosítékkal fedezett bankhitelek EUR-ban	5,77	3,65	2018	30.354	10.798
Átváltoztatható kötvények (lásd 38. jegyzet)	8,21	6,61	2008	1.840	3.880
Pénzügyi lízing kötelezettség	7,74	7,29	2012	3.891	384
Egyéb	0,98	3,16	2015	5.445	4.792
Összesen				**578.273**	**209.757**
Hosszú lejáratú kötelezettségek rövid lejáratú része				51.281	1.478
Összesen hosszú lejáratú kötelezettségek rövid lejáratú rész nélkül				**526.992**	**208.279**

Biztosíték nélküli kötvények EUR-ban

A 2005. év során a MOL Nyrt. 750 millió EUR összértékű fix kamatozású kötvényt bocsátott ki. A kötvények lejárata 2015. október 5., éves kamatozása 3,875%, az egyes kötvények névértéke 50.000 EUR. A kötvények a Luxemburgi Értéktőzsdén kerültek bevezetésre.

Biztosítékkal fedezett bankhitelek EUR-ban

A biztosítékkal fedezett hitelek a speciális beruházási projektek finanszírozása céljából kerültek lehívásra, és a hitellel finanszírozott eszközök adják a fedezetüket.

Pénzügyi lízingből eredő kötelezettségek

A Csoport különböző tárgyi eszközökre és berendezésekre vonatkozó pénzügy lízingekkel, illetve pénzügyi lízing elemet tartalmazó szerződéssel rendelkezik. Ezek a lízingek tartalmaznak megújítási lehetőséget, de vásárlási opciót, illetve eszkalációs klauzulát nem. A megújítás a lízingbe vevő társaság választási lehetősége.

Minimális lízingfizetések és pénzügyi lízingből eredő kötelezettségek jelenértéke 2007. és 2006. december 31-én az alábbiak szerint alakult:

	Minimális lízingfizetések	Pénzügyi lízingből eredő kötelezettségek jelenértéke	Minimális lízingfizetések	Pénzügyi lízingből eredő kötelezettségek jelenértéke
	2007 / millió forint	2007 / millió forint	2006 / millió forint	2006 / millió forint
1 éven belül esedékes	260	247	141	140
2-5 éven belül esedékes	2.691	2.261	210	203
5 éven túl esedékes	2.318	1.383	51	41
Minimális lízingfizetések összesen	**5.269**		**402**	
Finanszírozási költségek	-1.378		-18	
Pénzügyi lízingből eredő kötelezettségek jelenértéke	**3.891**	**3.891**	**384**	**384**

19 Céltartalékok várható kötelezettségekre

	Környezet-védelem	Létszám-leépítés	Nyugdíj juttatások	Mező-felhagyás	Peres ügyek	Egyéb	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Egyenleg 2005. december 31.	**27.539**	**4.810**	**3.665**	**81.665**	**766**	**1.856**	**120.301**
Leányvállalat bevonása / eladása	-64	-	-51	285	-324	-276	-430
Képzés és korábbi becslések felülvizsgálata	1.959	214	349	-1.428	217	3.524	4.835
Kamathatás	1.260	113	238	4.503	-	-	6.114
Árfolyam különbözet	628	43	109	-24	1	58	815
Felhasználás	-3.948	-3.146	-128	-467	-177	-616	-8.482
Egyenleg 2006. december 31.	**27.374**	**2.034**	**4.182**	**84.534**	**483**	**4.546**	**123.153**
Leányvállalat bevonása / eladása	2.646	2.818	-	11	319	176	5.970
Képzés és korábbi becslések felülvizsgálata	1.265	104	2.879	-4.789	146	813	418
Kamathatás	1.275	63	264	3.169	-	-	4.771
Árfolyam különbözet	223	18	153	-46	-14	60	394
Felhasználás	-3.287	-1.065	-344	-174	-219	-2.945	-8.034
Egyenleg 2007. december 31.	**29.496**	**3.972**	**7.134**	**82.705**	**715**	**2.650**	**126.672**
Rövid lejáratú rész 2006	5.144	1.441	16	610	381	2.915	10.507
Hosszú lejáratú rész 2006	22.230	593	4.166	83.924	102	1.631	112.646
Rövid lejáratú rész 2007	8.242	899	1.024	644	643	998	12.450
Hosszú lejáratú rész 2007	21.254	3.073	6.110	82.061	72	1.652	114.222

Környezetvédelmi céltartalék

2007. december 31-én 29.496 millió forint céltartalék szerepel a mérlegben a múltban keletkezett, elsősorban magyarországi és szlovákiai talaj-, talajvíz szennyeződésekkel és veszélyes hulladékokkal (pl. savgyanta) kapcsolatos kötelezettségekre. A céltartalék összegének meghatározására a MOL belső környezetvédelmi audit csoportja által készített felmérés szolgált. 2006. évben egy független környezetvédelmi auditor társaság megvizsgálta a Csoport belső felmérési szabályait, kontrol folyamatait és jóváhagyta azokat. Az érték becslése a jelenleg ismert technológiák és mai árak alapján, kockázattal súlyozott cash flow meghatározásával történt, becsült kockázatmentes kamatlábbal diszkontálva.

Létszám-leépítési céltartalék

A 2005-ben elkezdett folyamatos hatékonyság növelő projekt részeként a MOL Nyrt., Slovnaft a.s. és egyéb Csoport tagok a munkaerő további optimalizálásáról döntöttek. Mivel a vezetőség elkötelezte magát a változások mellett és a szervezet átalakítási tervet az érintetteknek kellően részletezett formában kommunikálta, a Csoport céltartalékot képzett ezen költségek fedezetére, amely a jövőbeli fizetési kötelezettségek és kapcsolódó adók és járulékok adott időpontra vonatkozó jelenértékének felel meg. A program a meghatározott menetrend szerint halad, és várhatóan 2009-ben fejeződik be. A fentieken túl, az IES akvizíció eredményeként a létszám-leépítési céltartalék állománya 2.623 millió forinttal növekedett végkielégítés jogcímen. A létszámleépítésre képzett céltartalék záró egyenlege 2007. év végén 3.972 millió forint, illetve 2006. év végén pedig 2.034 millió forint volt.

Mezőfelhagyási kötelezettség

2007. december 31-én a termelés befejezését követő mező- és kútfelhagyási költségekkel kapcsolatosan megképzett céltartalék összege 82.705 millió forint. Ennek a költségnek körülbelül 7%-a várhatóan 2008 és 2012 között merül fel, a fennmaradó 93% pedig a 2013 és 2041 közötti időszakban. A céltartalék mértéke a vonatkozó jogszabályok jelenlegi értelmezése alapján, a jelenlegi árszinten került kiszámításra és a becsült kockázatmentes kamatlábbal lett diszkontálva. A termelés befejezése és az eredeti állapot helyreállítása során felmerülő kútlezárással és felszámolással kapcsolatos mezőfelhagyási tevékenység külső erőforrások igénybevételével (2012 végéig) és a Csoporton belüli funkciók megteremtésével (2010-től 2041-ig) kerül végrehajtásra. A vezetőség megítélése alapján a régióban ezen feladatokhoz elegendő kapacitás lesz elérhető. Az IAS 16 – Ingatlanok, gépek és berendezések alapján a megképzett céltartalék megfelelő része a vonatkozó mezők értékére került aktiválásra.

Nyugdíjjuttatásokra képzett céltartalék

2007. december 31-én a Csoport 7.134 millió forint céltartalékot képzett a jelenlegi munkavállalók jövőbeni nyugdíjazásakor fizetendő juttatások és a törzsgárda jutalmak becsült értékének fedezetére. A MOL, Slovnaft és TVK nyugdíjazáskor egy összegben járó juttatást fizet minden munkavállalójának. A MOL munkavállalók a szolgálati idejüktől függetlenül 3 havi juttatásban részesülnek a nyugdíjazáskori fizetésük alapján, a TVK és a Slovnaft munkavállalói azonban a

szolgálati idő függvényében, a nyugdíjazáskori fizetésük alapján legfeljebb 2 illetve 8 havi juttatásban részesülnek nyugdíjazáskor. Külön kezelésű alap egyik esetben sem került kialakításra. A jelenlegi szolgálat költségeiben további 1.967 millió forint értékű növekedést okozott a MOL és néhány leányvállalata munkavállalóinak törzsgárda jutalmára újonnan képzett céltartalék, ami a 2008. évi Kollektív Szerződés rendelkezései alapján került bevezetésre. A céltartalék mértékének meghatározása hivatalos statisztikai adatokat tükröző aktuáriusi és pénzügyi feltételezések figyelembe vételével történt, melyek a Csoport üzleti tervében szereplő feltételezésekkel összhangban állnak. Alapvető aktuáriusi feltételezések szerint a diszkont ráta és a bérszínvonal emelkedése között 2%-os különbség van.

	2007 / millió forint	2006 / millió forint
A meghatározott juttatási kötelezettség nettó jelenértéke időszak elején	**6.110**	**5.476**
El nem számolt múltbéli szolgálat költségei az időszak elején	1.928	1.811
Egyenleg év elején	**4.182**	**3.665**
Leányvállalat bevonásának / eladásának hatása	-	-51
Múltbéli szolgálat elszámolt költsége	126	119
Tárgyévre jutó szolgálat költsége	2.858	615
Kamathatás	264	238
Felhasználás	-344	-128
Aktuáriusi nyereség / veszteség nettó hatása	-105	-385
Árfolyam különbözet	153	109
Egyenleg év végén	**7.134**	**4.182**
El nem számolt múltbéli szolgálat költségei az időszak végén	1.942	1.928
A meghatározott juttatási kötelezettség nettó jelenértéke időszak végén	9.076	6.110

Az alábbi táblázat foglalja össze a tárgyévi juttatások nettó költségeinek elemeit, amelyek az eredménykimutatásban a nyugdíjjuttatásokra képzett céltartalékra vonatkozóan személyi jellegű ráfordításként kerültek kimutatásra.

	2007 / millió forint	2006 / millió forint
Tárgyévre jutó szolgálat költségei	2.858	615
Felhasználás	-344	-128
Aktuáriusi nyereség / veszteség nettó hatása	-105	-385
Múltbéli szolgálat elszámolt költsége	126	119
Juttatások nettó költsége (lásd 25. jegyzet)	**2.535**	**221**

A következő táblázat bemutatja a nyugdíjjuttatások számításakor használt főbb pénzügyi és aktuáriusi mutatókat, becsléseket:

	2007	2006
Diszkont ráta %	6,1-8,5	6,1-7,0
Átlagos bérnövekedés %	4,1-6,5	4,1-5,0
Halálozási ráta (férfiak)	0,06-2,82	0,06-2,82
Halálozási ráta (nők)	0,02-1,15	0,02-1,15

Peres ügyek és egyéb céltartalékok

A peres ügyek és egyéb céltartalékok a töltőállomások bezárásakor felmerülő költségekre, a peres ügyekre (lásd 32. Jegyzet) és az egyéb kisebb jövőbeni pénzügyi kötelezettségekre képzett céltartalékok összegét foglalják magukban.

20 Egyéb hosszú lejáratú kötelezettségek

	2007 / millió forint	2006 / millió forint
Magnolia Finance Ltd. által kibocsátott átváltható értékpapírokhoz kapcsolódó átváltási opció (lásd 16. jegyzet)	64.550	51.584
Eladott „A" részvények eladási és vételi opcióval (lásd 16. jegyzet)	68.208	-
Kapott költségvetési támogatás	4.869	5.148
Hosszú távú ösztönzők	193	106
Egyéb	274	43
Összesen	**138.094**	**56.881**

21 Szállítók és egyéb kötelezettségek

	2007 / millió forint	2006 / millió forint
Szállítók	331.563	213.103
Fizetendő adók és hozzájárulások (kivéve nyereségadók)	92.922	80.769
MOL Földgázellátó Zrt. vételár elhatárolás (lásd 7. jegyzet)	25.005	37.944
Munkavállalókkal szembeni kötelezettségek	13.382	9.655
Fizetendő vámok	8.664	3.521
E.ON Földgáz Trade Zrt.-nek fizetendő földgázvásárlás támogatás	7.201	7.359
Vevőktől kapott előlegek	6.689	4.015
Vételi és eladási opcióval eladott „A" részvények (lásd 16. jegyzet)	6.097	79.990
Elhatárolt költségek	5.128	2.572
Vevőknek fizetendő engedmény	4.836	4.198
Tifon akvizíció még nem rendezett vételár különbözete (lásd 6. jegyzet)	3.867	-
IES akvizíció még nem rendezett vételár különbözete (lásd 6. jegyzet)	2.794	-
Készletező Szövetséggel (MSZKSZ) szembeni kötelezettség	2.392	3.606
Fizetendő banki kamatok	2.362	766
A Szlovák Köztársaság Versenyhivatalának fizetendő bírság	2.262	-
MOL Földgázellátó Zrt. még nem rendezett vételár különbözete (lásd 7. jegyzet)	-	11.261
Baitex akvizíció pénzügyileg nem rendezett vételára (lásd 6. jegyzet)	-	1.512
Egyéb	10.325	7.423
Összesen	**525.489**	**467.694**

A szállítói kötelezettségek nem kamatozó jellegűek és általában rendezésre kerülnek 30 napon belül. A fizetendő hozzájárulások főként bányajáradékból, társadalombiztosítási járulékból, általános forgalmi adóból és vámokból állnak.

22 Rövid lejáratú hitelek

	2007 / millió forint	2006 / millió forint
Fedezettel biztosított hitelek EUR-ban	30.892	-
Fedezettel biztosított hitelek USD-ban	22.977	-
Biztosíték nélküli hitelek EUR-ban	1.267	1.268
Biztosíték nélküli hitelek egyéb devizában	-	902
Egyéb	2.840	5
Összesen	**57.976**	**2.175**

23 Árbevétel földrajzi régiók szerinti megoszlása

	2007 / millió forint	2006 / millió forint
Magyarország	1.064.516	1.336.627
Szlovákia	255.696	243.299
Ausztria	255.692	281.007
Csehország	203.499	195.655
Románia	150.135	152.752
Lengyelország	138.329	125.659
Németország	130.320	117.740
Olaszország	116.041	67.178
Oroszország	40.345	34.181
Szerbia	37.819	27.139
Nagy-Britannia	37.352	54.559
Horvátország	34.398	125.708
Egyéb Közép-Kelet-Európai országok	40.499	42.463
Egyéb európai országok	66.080	61.867
Európán kívüli országok	23.230	25.227
Összesen	**2.593.951**	**2.891.061**

24 Egyéb működési bevételek

	2007 / millió forint	2006 / millió forint
Leányvállalatok értékesítésének nyeresége (lásd 7. jegyzet)	44.323	86.316
A TVK 42,25%-s kisebbségi részesedéséért a könyv szerinti értékét meghaladóan fizetett összeg (lásd 6. jegyzet)	14.351	-
Követelések és kötelezettségek árfolyamnyeresége	8.133	6.849
Immateriális javak és tárgyi eszközök értékesítésének nyeresége	4.042	2.445
Kapott bírságok	944	1.598
Kapott támogatások	767	556
Kapott engedmények	158	131
Egyéb	2.345	3.193
Összesen	**75.063**	**101.088**

2007-ben a leányvállalatok értékesítésén realizált 44.268 millió forint nyereség a gázüzlet értékesítésével kapcsolatban az E.ON Ruhrgas International AG-tól utólagos elszámolás címén járó összeget tükrözi, melyből a társaság 2007. év harmadik negyedévében 16.577 millió Ft-ot készpénzben megkapott, míg a fennmaradó összeg pénzügyi teljesítése a 2008. év első negyedévben várható (lásd 14. jegyzet).

25 Személyi jellegű ráfordítások

	2007 / millió forint	2006 / millió forint
Bérköltség	75.481	72.323
Társadalombiztosítási járulék	24.728	22.919
Egyéb személyi jellegű kifizetések	12.607	11.424
Tárgyévre jutó szolgálat és múltbéli szolgálat elszámolt költsége	2.535	221
Részvényalapú juttatások költsége (lásd 38. jegyzet)	1.909	2.438
Összesen	**117.260**	**109.325**

26 Egyéb működési költségek

	2007 / millió forint	2006 / millió forint
Bányajáradék	120.717	147.651
Adók és hozzájárulások	27.290	29.326
Stratégiai készletek tárolásáért fizetett díj (MSZKSZ)	16.949	15.529
Bérleti díjak	14.355	13.305
Egyéb külső szolgáltatások	8.140	8.101
Követelések értékvesztése	7.837	3.877
Reklámköltségek	5.907	4.471
Biztosítási díjak	4.934	4.939
Tanácsadási díjak	3.970	7.705
Takarítási díjak	3.349	3.107
Külső könyvviteli szolgáltatás díja	3.065	4.148
Vagyonvédelemmel kapcsolatos költségek	2.846	3.975
Bankköltségek	2.023	2.204
Környezetvédelmi költségek, nettó	1.811	1.547
Környezetvédelmi céltartalék tárgyévi képzése	1.265	1.959
Környezetvédelmi termékdíj	862	991
Káresemények	307	893
Mezőfelhagyási céltartalék változása	-2.972	-1.143
Peres és egyéb ügyekre képzett céltartalékok képzése és felülvizsgálata	-182	2.628
Slovnaft bírság	-	1.037
Egyéb	2.625	6.471
Összesen	**225.098**	**262.721**

A Szlovák Versenyhivatal 2006. december végén határozatot bocsátott ki, amely kimondja, hogy a Slovnaft diszkriminatív módon visszaélt domináns pozíciójával és ezzel egyidejűleg 2.182 millió

forint összegű büntetést szabott ki rá. A Csoport fellebbezést nyújtott be a határozat ellen, és a teljes összegre céltartalékot képzett. 2007. december 7-én a Szlovák Versenyhivatal meghozta a végső határozatát, amelyben megerősítette, hogy a Slovnaft köteles megfizetni a bírságot. Ennek megfelelően ez az összeg 2007. év végén átsorolásra került a Szállítók és egyéb kötelezettségek közé (lásd 21. jegyzet), noha a Csoport fellebbezése folyamatban van. A Slovnaft bírság 2006-ra vonatkozó összege a Szlovák Vámhivatal 1.037 millió forint értékű büntetését is tartalmazza.

27 Pénzügyi műveletek eredménye

	2007 / millió forint	2006 / millió forint
Kapott kamatok	13.370	13.191
Devizahitelek árfolyamnyeresége	4.930	-
Egyéb árfolyamnyereség, nettó	2.705	-
Származékos ügyletek realizált eredménye	-	2.437
Befektetések értékesítéséből származó nettó nyereség	745	1.574
Kapott osztalékok	81	55
Egyéb pénzügyi bevételek	265	419
Pénzügyi műveletek bevételei összesen	**22.096**	**17.676**
Egyéb árfolyamveszteség, nettó	-	18.976
Fizetett kamatok	16.946	13.427
Átváltási opció valós érték értékelési különbözete (lásd 16. jegyzet)	12.966	14.131
Céltartalékok kamata	4.772	6.113
Származékos ügyletek realizált vesztesége	2.957	-
Devizahitelek árfolyamvesztesége	-	1.778
Egyéb pénzügyi ráfordítások	1.022	869
Pénzügyi műveletek ráfordításai összesen	**38.663**	**55.294**
Pénzügyi műveletek ráfordításai / bevételei (-), nettó	**16.567**	**37.618**

28 Nyereségadó

A konszolidált éves beszámolóban szereplő adófizetési kötelezettség a 2007. és 2006. december 31-én végződő évekre az alábbi elemekből áll:

	2007 / millió forint	2006 / millió forint
Tárgyévi társasági adó	67.143	21.919
Helyi iparűzési adó és innovációs járulék	11.796	14.759
Halasztott társasági adó	2.914	2.945
Nyereségadó ráfordítás	**81.853**	**39.623**

Az alkalmazandó társasági nyereségadó kulcs a Csoport Magyarországon működő vállalatai esetében 2007-ben és 2006-ban 16%. Ezen felül 2006. szeptember 1-jétől 4% szolidaritási különadó került bevezetésre a Magyar Kormány által. A társasági nyereségadó kulcs Szlovákiában 2007-ben és 2006-ban 19%.

A Csoport tárgyévi társasági adófizetési kötelezettsége a Csoporthoz tartozó társaságok egyedi, a működésük szerinti országban hatályos törvények szerinti adózás alá eső nyeresége alapján kerül meghatározásra. A MOL Nyrt. és a TVK Nyrt. 2006-ban 100%-os társasági adókedvezményre volt jogosult bizonyos termék előállítást szolgáló beruházásoknak köszönhetően.

Magyarországon 2006. január 1-jétől megszűnt az osztalékhoz kapcsolódó forrásadó fizetési kötelezettség az adózási szempontból devizakülföldi gazdasági társaságok számára (a forrásadó mértéke 20% volt 2005-ben, amelyhez a mindenkori részesedési arány függvényében olyan kiegészítés volt alkalmazható, mely szerint egészen nulla százalékosra volt csökkenthető). 2005-ben és azt megelőzően az osztalékot kifizető vonta le a forrásadót (kettős adóztatást elkerülő egyezmények és a rendelkezésre álló szükséges dokumentumok megléte esetén).

A magánszemélyeknek kifizetett osztalékok vonatkozásában 25%-os mértékű (2004-ben és azt megelőzően 20%) személyi jövedelemadó keletkezik, melyet szintén az osztalékot kifizető von le.

A konszolidált mérlegben szereplő halasztott adó egyenlege 2007. és 2006. december 31-én az alábbi tételekből áll:

Nettó halasztott adóeszközök levezetése	**Mérleg**		**Eredménykimutatás**	
	2007 millió forint	**2006 millió forint**	**2007 millió forint**	**2006 millió forint**
Csoporton belüli tranzakciók nem realizált eredménye	23.685	25.759	-2.074	1.360
Céltartalékok	5.855	3.496	1.981	-210
Értékcsökkenés és amortizáció	-5.394	-4.272	-1.933	-3.205
Hazai kőolaj- és földgázkutatási és feltárási költségek elszámolásából származó eltérések	-3.871	-3.609	-263	-1.345
Finanszírozási költségek aktiválása	-1.523	-1.433	-90	-551
Beágyazott származékos ügyletek	-1.218	-1.203	-	-
Árfolyam különbözetek	-817	-	-817	54
Pénzügyi instrumentumok átértékelése	-541	-237	-304	675
Periodikus karbantartási költségek aktiválása	-506	-634	115	-276
Előző évek elhatárolt vesztesége	97	687	-604	670
Részvény alapú juttatás	-	-	-	-227
Egyéb	4.395	1.946	2.211	1.046
Halasztott adóeszközök, nettó	**20.162**	**20.500**		
Nettó halasztott adókötelezettségek levezetése				
Üzleti kombináció során megszerzett eszközök valós értékelése	-42.441	-23.860	2.064	1.223
Értékcsökkenés és amortizáció	-25.390	-13.478	-2.711	-3.532
Készletek értékeléséből adódó különbözet	-7.082	-	-566	-
Céltartalékok	3.086	3.214	-111	936
Előző évek elhatárolt vesztesége	998	883	114	497
Csoporton belüli tranzakciók kiszűrése	-71	-60	-9	-145
Árfolyam különbözetek	-13	-	165	-
Pénzügyi instrumentumok átértékelése	-	-140	-	-
Egyéb	-325	260	-82	85
Halasztott adókötelezettségek	**-71.238**	**-33.181**		
Nettó halasztott adóeszköz / kötelezettség (-)	**-51.076**	**-12.681**		
Halasztott társasági adóráfordítás / bevétel (-)			**-2.914**	**-2.945**

A halasztott adóeszközök és -források nettó állományában bekövetkezett változások elemzését az alábbi táblázat tartalmazza:

	2007 / millió forint	2006 / millió forint
Nettó halasztott adóeszköz / kötelezettség (-) január 1-jén	-12.681	15.776
Eredménykimutatásban elszámolt	-2.914	-2.945
Közvetlenül a valós érték értékelési tartalékban elszámolt	126	-620
Leányvállalatok megvásárlása (lásd 6. Jegyzet)	-37.054	-13.624
Leányvállalatok eladása (lásd 7. Jegyzet)	-	-10.460
Árfolyam különbözetek	1.447	-808
Nettó halasztott adóeszköz / kötelezettség (-) december 31-én	**-51.076**	**-12.681**

A Csoporton belüli tranzakciókból eredő nem realizált nyereséget elsősorban a gáz üzletág kiszervezéséből származó nyereség eredményezi. Annak következtében, hogy a kiszervezésből származó nyereség az eszközök adóértékét növelő tétel, de a konszolidáció során kiszűrésre került, ez a jövendőbeli értékcsökkenésben jelentkező tétel halasztott adóeszközt keletkeztetett.

A Csoport 6.053 millió forint – a TVK Nyrt.-nél és egyes leányvállalatainál keletkezett – elhatárolt negatív adóalappal rendelkezik, mely a következő évek pozitív adóalapjának ellentételezéseként használható azon cégek esetében, ahol a negatív adóalap felmerült. Mivel a Csoport becslései alapján ezeknek a leányvállalatoknak a jövőben pozitív adózandó eredményük lesz, ahol érvényesíteni tudják a korábbi elhatárolt negatív adóalapjukat, 2007. és 2006. december 31-én 1.095 millió forint, illetve 1.570 millió forint halasztott adó eszköz került elszámolásra.

A Csoport tagjainál keletkezett elhatárolt negatív adóalapból származó halasztott adóeszköz nem kerül elszámolásra abban az esetben, ha valószínűsíthető, hogy a jövőben nem lesz elegendő adózás előtti eredmény, mellyel szemben érvényesíthető a levonás. A Csoport többi tagja 2007-ben 10.894 millió forint, 2006-ban 7.497 millió forint olyan elhatárolt negatív adóalappal rendelkezett, melynek vonatkozásában ezen ok miatt nem került halasztott adó eszköz elszámolásra. A 2007. év végén fennálló fel nem használt negatív adóalapból 4.961 millió forint lejárat nélküli, 5.334 millió forint 2008 és 2013 között, illetve 599 millió forint használható fel öt éven túl.

A számviteli nyereség alapján elvárt és a tényleges adófizetési kötelezettség közötti különbség számszerű levezetését az alábbi táblázat mutatja be:

	2007 / millió forint	2006 / millió forint
Adózás előtti eredmény a konszolidált eredménykimutatás szerint	344.256	377.149
Aktuális adókulcs alapján számított adófizetési kötelezettség (16%)	55.081	60.344
Szolidaritási különadó és helyi iparűzési adó	19.924	14.086
Meg nem forduló időbeli eltérések	951	11.485
Eltérő adókulcsok hatása	5.388	2.719
Leányvállalatok el nem ismert vesztesége	2.116	2.667
Megtérülési időszak változása miatti korrekció	-391	-642
Beruházási adókedvezmény	-	-34.746
Nem adózó bevételek	-1.145	-12.160
Halasztott adóeszközök és -kötelezettségek átértékelése	-	-310
Magyar adójogszabályok változásának hatása	-	-3.825
Egyéb	-71	5
Társasági adóráfordítás összesen 24%-os tényleges adókulccsal (2006-ban 11%)	**81.853**	**39.623**

A meg nem térülő időbeli eltérések összege elsősorban a saját részvény tranzakciók (lásd 16. Jegyzet), illetve a magyar számviteli törvény alapján realizált és a tárgyévi adóalapban elismert eredményének adóhatását tartalmazza, amely az IFRS alapján készített pénzügyi kimutatásokban sem a tárgyévben, sem azt követően nem jelenik meg a konszolidált eredménykimutatásban.

29 Egy részvényre jutó eredmény

Az alap egy részvényre jutó eredmény számítása (az adózott eredményből az elsőbbségi részvények tulajdonosaira eső osztalék levonását követően) a forgalomban lévő részvények súlyozott átlagos darabszáma alapján történik, mely magában foglalja az egyéb rövid lejáratú kötelezettségek között kimutatott részvényeket, amelyekhez opciós megállapodások kapcsolódnak. Az egy részvényre jutó hígított eredmény számításánál figyelembe vételre került az átváltható kötvények hígító hatása (lásd: 38. jegyzet) és a részvényre váltható lejárat nélküli értékpapírokban foglalt átváltási opció esetleges hígító hatása a kinnlevő részvények darabszámára, valamint az átváltási opció valós értékelésének hatása a részvényesekre jutó eredményre.

	Eredmény (millió forint)	Forgalomban levő részvények darabszámának súlyozott átlaga	Egy részvényre jutó nyereség (forint)
Alap egy részvényre jutó eredmény 2006	329.483	96.234.537	3.424
Egy részvényre jutó hígított eredmény 2006	343.968	101.881.644	3.376
Alap egy részvényre jutó eredmény 2007	257.796	84.322.201	3.057
Egy részvényre jutó hígított eredmény 2007	271.034	90.910.770	2.981

	2007 / millió forint	2006 / millió forint
Törzsrészvények tulajdonosainak kiosztható eredmény az alap egy részvényre jutó eredményhez	257.796	329.483
Átváltási opció valós értéke	12.966	14.131
Átváltoztatható kötvények kamata	272	354
Törzsrészvények tulajdonosainak kiosztható módosított eredmény az egy részvényre jutó hígított eredményhez	**271.034**	**343.968**

	2007	2006
Törzsrészvények darabszámának súlyozott átlaga az alap egy részvényre jutó eredményhez.	84.322.201	96.234.537
Részvényre váltható lejárat nélküli értékpapírok súlyozott átlagos darabszámának hígító hatása	6.007.479	4.707.230
Átváltoztatható kötvények súlyozott átlagos darabszámának hígító hatása	581.090	939.877
Törzsrészvények darabszámának módosított súlyozott átlaga az egy részvényre jutó hígított eredményhez	**90.910.770**	**101.881.644**

30 Pénzügyi kockázatkezelési szempontok és a pénzügyi kockázatkezelési politika

A pénzügyi kockázatkezelési feladatok a MOL-csoporton belül központosításra kerültek. A kockázati tényezők Csoport szinten kerülnek meghatározásra és mérésre a Monte Carlo szimulációs modell használatával. A felső vezetés részére havi pénzügyi kockázati jelentés készül. A kockázatkezelés általános megközelítése szerint a társaságot úgy kezeli, mint egy megfelelően kiegyensúlyozott portfoliót és nem köt fedezeti ügyletet az árukitettségeinek egyes elemeire.

A MOL Pénzügyi Kockázatkezelési Politikája szerint a következő esetekben lép fel aktívan az árukitettség kezelése érdekében:

- Csoport szintű célok – pénzügyi mutatók és nagy összegű kifizetéssel járó tranzakciókkal kapcsolatos kitettségek kezelése.
- Divíziós célok – a normál üzletmenettől történő eltérések (pl.: tervezett finomítói leállások) esetén, a divízió cash flow-jának védelme a piaci árkockázatból fakadó kitettség ellen.

A Politika, három lehetséges forgatókönyvet különbözetet meg a nettó eladósodottság szintjétől függően (lásd még: ezen jegyzet Tőke kezelés részében). A három különböző esetben, a kockázatkezelés az alábbiakra fókuszál:

- Magas tőkeáttétel mellett a kockázatkezelés elsődleges célja a banki kovenánsok megsértési valószínűségének csökkentése, mivel a kovenánsok esetleges megsértése alapvetően akadályozza a Csoport működését, a tevékenység zavartalan finanszírozását.
- Mérsékelt tőkeáttétel mellett a kockázatkezelés célja a befektetési fokozatú hitelminősítés megtartásának elősegítése, mivel befektetési fokozatú hitelminősítés esetén jelentősen megnő a vállalat pénzügyi flexibilitása olcsóbb tőkepiaci források elérhetősége révén.
- Alacsony tőkeáttétel esetén a kockázatkezelés fókusza a pénzköltési fegyelem erősítésére, a kockázat alapú projekt kiválasztásra irányul a részvényesi érték védelmében.

A MOL-csoport kockázatkezelési elveivel összhangban a spekulációs célból történő ügyletkötés tilos. A Társaság csak az ISDA (International Swaps and Derivatives Association) szerint köthet származékos ügyletet.

Főbb kitettségek

A Csoport kockázatkezelés vezetése határozza meg a főbb kockázati tényezőket és méri hatásukat a Csoport eredményére. A MOL a főbb kitettségeket alulról építkező (bottom-up) modellezéssel kíséri figyelemmel. A modellnek megfelelően a gázolaj crack spread, a Brent kőolaj ára és a benzin crack spread járul hozzá a cash flow volatilitásához a legjelentősebb mértékben. Az árfolyamok, a finomítói és vegyipari termékek által a cash flow volatilitásra gyakorolt hatása is jelentős. A 10 legjelentősebb pénzügyi kockázati tényező a cash flow volatilitás 80%-át magyarázza.

Tömegáru árkockázat kezelése
A MOL-csoport, mint integrált olaj- és gázipari vállalkozás, mind eladóként, mind vásárlóként tömegáru árkockázatnak van kitéve. A főbb tömegáru kockázatok: kőolajár kockázat a külföldi termelés mennyiségében, finomítói árrés kockázat a feldolgozott termékek mennyiségében mind a MOL, mind a Slovnaft esetében, vegyipari margin kockázat a Slovnaft és a TVK esetében.

A MOL fedezeti ügyleteket csak a fent említett Csoport szintű és a Divíziós célok érdekében köthet.

2007-ben a Társaság rövid lejáratú termékár csere ügyleteket kötött a tömegáru kockázat kezelése érdekében. A tranzakciók célja a finomítók üzemi karbantartásának időszakban jelentkező potenciális termékár mozgások fedezése volt. 2007. és 2006. december 31-én a Társaság nem rendelkezett nyitott pozícióval a tömegáru ügyletek tekintetében.

Árfolyamkockázat kezelése
A Társaság kőolajbeszerzése „hosszú" dollár cash flow kitettséget, míg a vegyipari tevékenység „hosszú" euró cash flow pozíciót eredményez. Mindezeket együttvéve a Csoportnál nettó „hosszú" dollár, „hosszú" euró és „rövid" forint, „rövid" szlovák korona, valamint „rövid" orosz rubel cash flow kitettség jelentkezik.

Közepes vagy magas tőkeáttétel mellett a Társaság azon közgazdasági árfolyamkockázat-kezelési alapelvet alkalmazza, mely szerint az adósságállomány deviza-összetétele a Csoport nettó működési cash flow pozícióját tükrözze.

A Társaság devizacserés kamat swap ügyleteket alkalmazhat az adósságállomány deviza összetételének befolyásolására. 2007. december 31-én a Társaság nem rendelkezett nyitott kamat swap ügylettel.

A Társaság két hosszú távú (2018-ban lejáró) nemzetközi földgázszállítási szerződéssel rendelkezik, melyek esetében az elszámolás SDR alapon történik. A szerződésben foglalt SDR alapú árkalkuláció az IAS 39 szerint egy SDR/USD swap beágyazott származékos ügyletnek minősül, mivel a Társaság szerint az USD-alapú árképzés szorosan kapcsolódik az alapszerződéshez. Ez

az ügylet az alapul szolgáló szerződéstől elkülönítésre került, és a gázszállítási szerződés cash flow fedezeti ügyleteként kerül kimutatásra. A beágyazott SDR cash flow fedezeti ügylet valós értéke 2007. december 31-én 6.088 millió forint (4.870 millió forint halasztott adóval) nettó követelés (lásd 11. jegyzet). Ugyanezen érték 2006. december 31-én 6.013 millió forint (4.810 millió forint halasztott adóval) nettó követelés volt. Az instrumentum valós értékének csökkenése a saját tőkében került elszámolásra.

A Társaság az árfolyamkockázat lefedését szolgáló származékos ügyleteit a hitelek esetében valós érték fedezeti ügyletként, egyébként különálló származékos ügyletként számolja el, és valós értéken mutatja ki.

2006. és 2007. december 31-én a Társaság nem rendelkezett nyitott határidős árfolyam fedezeti ügylettel.

Kamatlábkockázat kezelése

A MOL, mint energiaipari cég, kamatlábkockázatból adódó kitettsége limitált. A fix/változó kamatozású adósság arányát a Kockázatkezelés javaslata alapján az Igazgatóság állapítja meg időről-időre.

A 750 millió EUR névértékű kötvény kibocsátási program sikeres lezárásának köszönhetően a fix kamattal terhelt kötelezettségek aránya jelentősen megnőtt a teljes adósság állományon belül. Az adósságállomány kamatterhének mértéke az Eurókötvény kibocsátással a tranzakció óta eltelt időszak legalacsonyabb szintjén került rögzítésre. 2007. december 31-én a társaság adósság állományának 26,8%-a volt fix kamatozású, míg 2006 december 31-én ez 65,0% volt.

A Társaság a változó kamatozású hitelekből eredő kamatkockázat cash flow-ra gyakorolt hatásának fedezésére kamat swap ügyleteket köthet.

2006. és 2007. december 31-én a társaságnak nem volt nyitott kamat swap ügylete.

A főbb kitettségek érzékenység vizsgálata

A nemzetközi gyakorlatnak megfelelően a Csoport Kockázatkezelési Vezetése érzékenységi analízist készít. A Pénzügyi Kockázatkezelési Modellnek megfelelően a főbb érzékenységi mutatók a következőek:

Működési eredményre gyakorolt hatása	**2007 / milliárd forint**	**2006 / milliárd forint**
Brent kőolaj ára (+/- 5 USD/bbl változás; fix crack spreadek és vegyipari árrés esetén)		-
Feldolgozás és Kereskedelem	- / + 1,1	- / + 1,4
Kutatás-termelés	+ / - 7,7	+ / - 10,0
Vegyipar	- / + 5,2	- / + 5,4
Crack Spread (+/- 10 USD/t változás)		
Feldolgozás és Kereskedelem	+ / - 25,9	+ / - 28,6
Integrált vegyipari árrés (+/- 10 EUR/t változás)		
Vegyipar	+ / - 3,0	+ / - 2,8
Árfolyam (+/- 10 HUF/USD változás; fix crack spreadek esetén)		
Feldolgozás és Kereskedelem	+ / - 23,6	+ / - 22,7
Kutatás-termelés	+ / - 10,2	+ / - 12,4
Vegyipar	- / + 13,6	- / + 11,2
Árfolyam (+/- 10 HUF/EUR változás; fix crack spreadek / célzott vegyipari árrés esetén)		
Feldolgozás és Kereskedelem	+ / - 0,7	+ / - 0,9
Vegyipar	+ / - 15,2	+ / - 12,6

Egyéb kitettségek

Hitelkockázat

A társaság számos ügyfélnek szállít termékeket vagy nyújt szolgáltatásokat. Figyelembe véve a szerződési volumeneket és a vevők hitelképességét nem áll fent jelentős hitelkockázat. A társaság által működtetett ellenőrzési folyamat biztosítja, hogy csak megfelelő pénzügyi háttérrel rendelkező ügyfelek részére történik értékesítés és a hitelkockázat nem halad meg egy elfogadható szintet.

A hitelkockázat által érintett lehetséges legnagyobb összeg a pénzügyi eszközök mérlegértéke, beleértve a mérlegben szereplő, értékvesztéssel csökkentett származékos ügyleteket.

Likviditási kockázat

A társaság likviditási politikája előírja, hogy biztosítani kell a Pénzügyi Stratégia megvalósításához elegendő pénzeszköz, lehívható hitelkeret rendelkezésre állását. A lehívható, fel nem használt hitelkeret összege 2007. december 31-én a következő:

	millió forint
Hosszú lejáratú lehívható hitelkeret (általános vállalatfinanszírozási célra lehívható hitelkeret)	593.019
Rövid lejáratú lehívható hitelkeret	48.301
Összes lehívható hitelkeret	**641.320**

A MOL egy új 2,1 milliárd euró értékű, több devizás, megújuló hitelkeretre írt alá szerződést 2007 októberében nemzetközi bankok szindikátusával. Az új szindikált hitelkeret a MOL számára a legnagyobb Eurohitel tranzakció volt.

A fenti hitelkereten felül a banki finanszírozás fő pillérei a 825 millió euró keretösszegű, valamint a 700 millió euró keretösszegű szindikált hitelek voltak.

A hitelkeret célja általános vállalat-finanszírozás. A jelenlegi tőkepiaci körülmények és a banki keretek megfelelő feltételeket nyújtanak a likviditás biztosításához és a pénzügyi rugalmassághoz.

A következő táblázat a Csoport pénzügyi instrumentumait tartalmazza lejárat szerinti bontásban 2007. és 2006. december 31-én a szerződés szerinti kifizetések nem diszkontált értéke alapján:

2007. december 31.	**Esedékes**	**1 hónapon belül esedékes**	**1-12 hónapon belül esedékes**	**1-5 éven belül esedékes**	**5 éven túl esedékes**	**Összesen**
	millió forint	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió forint**
Kamatozó hitelek és kölcsönök:						
Pénzügyi lízingből származó kötelezettségek:	-	2	251	2.675	2.318	5.246
Változó kamatozású hosszú lejáratú banki hitelek:	-	34.271	6.305	406.834	11.534	458.944
Változó kamatozású egyéb hosszú lejáratú hitelek:	-	-	203	395	-	598
Változó kamatozású rövid lejáratú banki hitelek:	-	-	57.513	-	-	57.513
Változó kamatozású egyéb rövid lejáratú hitelek:	-	-	2.947	-	-	2.947
Változó kamatozású átváltoztatható kötvények:	-	-	4.155	-	-	4.155
Fix kamatozású kötvények:	-	-	7.363	29.452	212.101	248.916
Egyéb:						
Nem kamatozó hosszú lejáratú kötelezettségek:	-	-	442	556	3.520	4.518
Eladott "A" részvények eladási és vételi opcióval	-	-	6.097	71.973	-	78.070
Szállítók és egyéb kötelezettségek (eladási és vételi opcióval rendelkező eladott "A" részvények, adók és járulékok nélkül):	7.938	291.491	127.041	-	-	426.470
Összesen:	**7.938**	**325.764**	**212.317**	**511.885**	**229.473**	**1.287.377**

2006 december 31.	Esedékes	1 hónapon belül esedékes	1-12 hónapon belül esedékes	1-5 éven belül esedékes	5 éven túl esedékes	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Kamatozó hitelek és kölcsönök:						
Pénzügyi lízingből származó kötelezettségek:	-	2	136	200	51	389
Változó kamatozású hosszú lejáratú banki hitelek:	-	-	1.106	5,071	8.131	14.308
Változó kamatozású rövid lejáratú banki hitelek:	1.263	902	5	-	-	2,170
Változó kamatozású átváltoztatható kötvények:	-	-	328	4,187	-	4,515
Fix kamatozású kötvények:	-	-	7.332	29,330	218.555	255 217
Nem kamatozó hosszú lejáratú kötelezettségek:	-	-	-	-	4.924	4.924
Eladott "A" részvények eladási és vételi opcióval	-	-	85.578	-	-	85.578
Szállítók és egyéb kötelezettségek (eladási és vételi opcióval rendelkező eladott "A" részvények, adók és járulékok nélkül):	1.904	201.345	103.686	-	-	306.935
Összesen:	**3.167**	**202.249**	**198.171**	**38.788**	**231.661**	**674.036**

Tőkekezelés

A Csoport tőkekezelésének legfőbb célja a kedvező hitelbesorolás megtartása és a megfelelő pénzügyi mutatók biztosítása annak érdekében, hogy minél jobban támogassa az üzletmenetet és maximalizálja a Csoport részvényesi értékét.

A társaság a mindenkori gazdasági körülményeknek megfelelően alakítja ki és szükség esetén változtatja a tőkeszerkezetét. Ennek eszközeként a Csoport változtathatja az osztalékkifizetés összegét, tőkét juttathat vissza a részvényeseknek, vagy új részvényeket bocsáthat ki. Nem történt változás az ezzel kapcsolatos célkitűzésekben, politikában vagy eljárásokban a 2007. december 31-re, illetve 2006. december 31-ére végződő években.

A Csoport a nettó eladósodottsági mutató alkalmazásával méri a tőkeszerkezetet, amely a nettó adósság osztva a saját tőke és a nettó adósság összegével. A tőkeáttétel 2007-ben Közepesnek, míg 2006-ban Alacsonynak minősült.

	2007 / millió forint	2006 / millió forint
Hosszú lejáratú kötelezettségek rövid lejáratú rész nélkül	526.992	208.279
Hosszú lejáratú kötelezettségek rövid lejáratú része	51.281	1.478
Rövid lejáratú kötelezettségek	57.976	2.175
Csökkentve: Pénzeszközök	129.721	399.104
Nettó adósság	506.528	-187.172
Anyavállalatra jutó saját tőke	792.164	1.079.666
Kisebbségi részesedés	124.902	191.537
Saját tőke	917.066	1.271.203
Tőke és nettó adósság	1.423.594	1.084.031
Nettó eladósodottsági mutató (%)	**35,6**	**-17,3**

31 Pénzügyi instrumentumok

Pénzügyi instrumentumok valós értéke

Pénzügyi instrumentumnak minősülnek a mérlegben a befektetések, az egyéb befektetett eszközök, a vevőkövetelések, az egyéb forgóeszközök, a pénzeszközök, a rövid és hosszú lejáratú hitelek, az egyéb hosszú lejáratú kötelezettségek, a szállítói és az egyéb kötelezettségek. A származékos ügyletek az egyéb befektetett eszközök, az egyéb hosszú lejáratú kötelezettségek, az egyéb forgóeszközök, illetve a szállítók és egyéb kötelezettségek mérlegsorokon kerülnek bemutatásra. Az IAS 39 alapján a pénzügyi eszközök és az átváltható értékpapírokhoz kapcsolódó átváltási opció valós értéken, míg a pénzügyi kötelezettségek amortizált bekerülési értéken kerülnek kimutatásra. A szintén amortizált bekerülési értéken kimutatott fix kamatozású kötvény valós értéke piaci árakon alapul.

A pénzügyi instrumentumok könyv szerinti és valós értéke a következő:

	Könyv szerinti érték		Valós érték	
	2007	**2006**	**2007**	**2006**
	millió forint	**millió forint**	**millió forint**	**millió forint**
Pénzügyi eszközök				
Árfolyamkockázat fedezeti ügyletből származó nettó követelés (lásd 11. jegyzet)	6.088	6.013	6.088	6.013
Értékesíthető befektetések	1.362	1.597	1.362	1.597
Adott kölcsönök (lásd 11. és 14. jegyzet)	2.086	3.239	2.086	3.239
Vevőkövetelések (lásd 13. jegyzet)	353.556	229.986	353.556	229.986
Egyéb forgóeszközök (kivéve adott kölcsönök és elhatárolt, illetve visszaigényelhető adók, lásd 14. jegyzet)	41.904	15.018	41.904	15.018
Pénzeszközök (lásd 15. jegyzet)	129.721	399.104	129.721	399.104
Pénzügyi kötelezettségek				
Kamattal terhelt hitelek és kölcsönök:				
Pénzügyi lízingből származó kötelezettségek	3.891	384	3.891	384
Változó kamatozású hosszú lejáratú banki hitelek	376.419	10.798	376.419	10.798
Változó kamatozású egyéb hosszú lejáratú hitelek	555	-	555	-
Változó kamatozású rövid lejáratú banki hitelek	55.136	2.170	55.136	2.170
Változó kamatozású egyéb rövid lejáratú hitelek	2.840	5	2.840	5
Változó kamatozású átváltoztatható kötvény	1.840	3.880	1.840	3.880
Fix kamatozású kötvény	190.678	189.771	160.021	171.223
Nem kamatozó hosszú lejáratú kötelezettségek:	4.518	4.924	4.518	4.924
Magnolia Finance Ltd. által kibocsátott átváltható értékpapírokhoz kapcsolódó átváltási opció (lásd 16. jegyzet)	64.550	51.584	64.550	51.584
Eladott "A" részvények eladási és vételi opcióval (lásd 16. jegyzet)	74.305	79.990	74.305	79.990
Szállítók és egyéb kötelezettségek (eladási és vételi opcióval rendelkező eladott "A" részvények, adók és hozzájárulások nélkül)	426.470	306.935	426.470	306.935

32 Mérlegen kívüli kötelezettségek

Adott garanciák

A MOL-csoporton kívüli felek részére vállalt garanciák összege 10.329 millió forint.

Szerződéses beruházási kötelezettségek

A szerződéses beruházási kötelezettségek értéke 2007. december 31-én 256,8 milliárd forint, amelyből 20,4 milliárd forint a Slovnaft beruházási kötelezettsége, 20,6 milliárd forint a MOL Pakistan, 63,6 milliárd forint a MOL Földgázszállító Zrt., 41,2 milliárd forint IES S.p.A., 71,2 milliárd forint az MMBF Zrt., 8,5 milliárd forint pedig a MOL Nyrt. (nagyrészt várhatóan 2008-ban felmerülő) kötelezettsége, további 10,8 milliárd forint származik az oroszországi kutatási tevékenységből.

Az INA-MOL konzorcium az Energopetrollal kapcsolatban az elkövetkező három évben 19,4 milliárd forint (76,7 millió EUR) forrást biztosít a befektetési program finanszírozására.

Földgázvásárlási kötelezettség, Take or Pay (TOP) szerződés

A TVK-Erőmű Kft. hosszú távú földgázvásárlási szerződést kötött az E.ON Földgáz Trade Zrt.-vel, az erőművi berendezés folyamatos üzemeltetése céljából. 2007. december 31-től ezen szerződés 1.069 millió m^3 földgáz beszerzésére vonatkozik (amelyből 727 millió m^3 take-or-pay kötelezettség mellett érvényes) a 2017-ig fennmaradó időszakban.

Operatív lízing

Az operatív lízing kötelezettség összegét az alábbi táblázat mutatja be:

	2007 / millió forint	2006 / millió forint
1 éven belül esedékes kötelezettségek	3.415	1.415
2-5 éven belül esedékes kötelezettségek	4.753	1.420
5 éven túl esedékes kötelezettségek	510	584
Összesen	**8.678**	**3.419**

A 2007. december 31-én fennálló operatív lízing ügyletek értékéből 835 millió forint összegű kötelezettség a Slovnaft, 1.131 millió forint a Roth Csoport, 6.473 millió forint a MOL Nyrt. szerződéses kötelezettsége.

Hatósági eljárások, peres ügyek

A korábbi évek során indult azon eljárások közül, melyek jelentősebb hatással lehetnek a MOL-csoport pénzügyi helyzetére vagy üzletmenetére, folyamatban van még a MOL Nyrt. alkot-

mányjogi panaszának elbírálása. A társaság 2001 decemberében kérte a Magyar Köztársaság Alkotmánybíróságát, állapítsa meg a viszonteladói gázárat 2000-ben megállapító Gazdasági Minisztériumi rendelet és vonatkozó Kormány határozat egyes rendelkezései alkotmányellenességét és mondja ki, hogy azok a MOL kártérítési igényét jogerősen elutasító polgári peres eljárásban nem alkalmazhatóak.

A mintegy 23%-os tulajdoni részesedéssel rendelkező kisebbségi tulajdonosok által a MOL, mint a Balatongáz Kft. közvetlen irányítást biztosító befolyással rendelkező tulajdonosa ellen üzletrész adásvételi szerződések létrehozása és 83 millió forint vételár megfizetése, továbbá 3 milliárd forint összegű kártérítés megfizetése iránt kezdeményezett per továbbra is folyamatban van. Az ügyben 2006. augusztus 31-én részítélet született, amely a MOL által 2001. május 7-i keltezéssel kiadott ajánlatban megjelölt tartalmi elemekkel létrehozta a MOL és a felperes önkormányzatok között az üzletrész adásvételi szerződést. A részítélet ellen a Társaság fellebbezéssel élt. A Táblabíróság 2007 március 13-án hatályon kívül helyezte a részítéletet , mivel a bíróság nem vizsgálta meg a MOL ajánlata óta a Balatongáz Kft. pénzügyi állapotában bekövetkezett változásokat. A Fővárosi Bíróság úgy döntött, hogy a felperesek minden vádját együtt hallgatja meg, és a 2008. februári meghallgatáson szakértő kirendeléséről határozott. A következő meghallgatás időpontja 2008. július.

Az OMV pert indított a MOL ellen a budapesti Fővárosi Bíróságon a társaság 2007. április 26-i Éves Rendes Közgyűlése bizonyos határozatainak hatályon kívül helyezésére vonatkozóan. Az OMV szerint a Magyar Állam által tulajdonolt „B" részvény fenntartása, amely vétójogot biztosít a Magyar Államnak, sérti az Aranyrészvényekről szóló 2007. évi XXVI. törvényt, illetve a Gazdasági Társaságokról szóló 2006. évi IV. törvényt, ezért a Közgyűlés köteles lenne átalakítani ezen elsőbbségi részvényt „A" sorozatú törzsrészvénnyé. Továbbá az OMV diszkriminatívnak tartja azt, hogy az Alapszabályban meghatározott 10 százalékos szavazati korlát bizonyos személyekre (nevezetesen az MNV Zrt.-re és annak jogutódaira) nem alkalmazandó és kifogásolja, hogy a Közgyűlés elmulasztotta törölni az Alapszabály erre vonatkozó paragrafusait. Ezeken túlmenően az OMV szerint az ugyanezen Közgyűlés által elfogadott határozat, amely 3 főben korlátozza az egyszerre visszahívható Igazgatósági tagok számát, ellentétes a Gazdasági Társaságokról szóló törvény előírásaival. Ezek alapján az OMV kérelmezte, hogy a bíróság kötelezze a MOL közgyűlését a szükséges intézkedések megtételére az ellentmondások megszűntetése érdekében. A MOL szerint már lejárt az a 90 napos jogvesztő határidő, amely az OMV, mint részvényes számára rendelkezésre állt bárminemű eljárás kezdeményezésére a fent említett közgyűlési határozatok ellen és ezáltal az OMV számára nincs jogorvoslati lehetőség ezen határozatok vonatkozásában. A Fővárosi Bíróság a per első, 2008. február 29-re kitűzött tárgyalásán az OMV-t arra kötelezte, hogy kereseti kérelmét pontosítsa, és az újabb tárgyalást 2008. május 13. napjára tűzte ki.

A Pénzügyi Szervezetek Állami Felügyelete („PSZÁF") a 2007. december 11-én kelt határozatával bírságot szabott ki a MOL Nyrt. vonatkozásában összesen 48 millió Ft összegben, a bennfentes kereskedelem tilalmára, valamint a bennfentes információ nyilvánosságra hozatalára és késleltetésére vonatkozó egyes törvényi rendelkezések MOL Nyrt. általi megsértése okából. A MOL jogszabálysértésre hivatkozással keresettel kezdeményezte a Fővárosi Bíróság előtt a határozat bírósági felülvizsgálatát, és kérte a Határozat végrehajtásának felfüggesztését is. A Fővárosi Bíróság a 2008. január 30-án kelt végzésével a MOL végrehajtás felfüggesztése iránti kérelmét elutasította. Erre tekintettel a MOL a határozatban megállapított bírság összegét megfizette. A per első tárgyalását 2008. április 29-re tűzte ki a bíróság.

A MOL többségi tulajdonában álló Slovnaft, a.s. ellen a Szlovák Köztársaság Pénzügyminisztériuma eljárást kezdeményezett a társaság 2002 és 2003 évek során keletkezett költségei és 2004 folyamán az üzemanyag áraiban érvényesített nyereség felülvizsgálatára vonatkozóan. A Pénzügyminisztérium eljárását a szlovák Ártörvényre alapozza, amely alapján véleménye szerint a Pénzügyminisztérium jogosult utólag felülvizsgálni a társaság költségeit, illetve milyen mértékű nyereséget érvényesített termékáraiban. A Szlovák Pénzügyminisztérium másodfokú határozata alapján a Slovnaft 2005 októberében 8.590 millió forint bírságot volt köteles megfizetni. Mindazonáltal, mivel a Slovnaft véleménye szerint a Minisztérium határozata az „arányos nyereség" mértékére vonatkozóan önkényes és közgazdaságilag megalapozatlan számításokon alapul, a Minisztérium határozatának érvénytelenítése és végrehajtásának felfüggesztése iránt pert indított. Annak ellenére, hogy az elsőfokú bíróság elrendelte a minisztériumi határozat végrehajtásának felülvizsgálatát, a Minisztérium elutasította a bírság Slovnaft részére történő visszafizetését. A fenti eljárás következő meghallgatása 2007. március 29-ére van kitűzve. A Pozsonyi Helyi Bíróság elutasította a kérelmet. A Csoport 2007. április 27-én fellebbezett a Pozsonyi Helyi Bíróság döntése ellen. A fellebbezés ügyében a Legfelsőbb Bíróság illetékes dönteni.

2005. január 24-én a Szlovák Köztársaság Pénzügyminisztériuma újabb árfelülvizsgálati eljárást kezdeményezett a szlovák Ártörvényre alapozva a 2004. IV. negyedévtől a felülvizsgálat megkezdéséig tartó időszakra vonatkozóan. A felülvizsgálat a beszámoló készítésének időpontjáig még nem zárult le. A Slovnaft kérésének megfelelően ezen eljárást a Szlovák Köztársaság Pénzügyminisztériuma ideiglenesen felfüggesztette 2006. április 10-én.

Slovnaft a.s. mint alperes ellen a „Mende-Rossi", Mendelejevsk, Tatár Köztársaságban lévő cég mint felperes által az Orosz Föderáció Kereskedelmi és Ipari Kamaránál működő Nemzetközi Kereskedelmi Döntőbíróságnál kezdeményezett eljárás során az orosz választott bíróság 1996 áprilisában kelt határozatában 15.7 millió USD, ezen felül az 1994. június 24-től a pénzügyi teljesítés napjáig terjedő időszakra jutó évi 16%-os, 9 millió USD összegű késedelmi kamat és perköltség fizetésére kötelezte a Slovnaftot állítólagos kőolajszállítások ellenértékének elmaradása miatt. Tekintettel arra, hogy az orosz választott bírósági eljárás súlyosan sértette a Slovnaft a.s., mint peres fél pártatlan eljáráshoz és képviselethez való jogát, illetve a határozat nem volt megfelelő bizonyítékokkal alátámasztva, a Szlovák Köztársaság Legfelsőbb Bírósága jogerősen elutasította az orosz választott bírósági határozat végrehajtását. A szlovákiai végrehajtás megkísérlésével egyidejűleg a Mende-Rossi cég 1997-ben Ausztriában is kérte a választott bírósági határozat végrehajtását, majd a Szlovák Legfelsőbb Bíróság jogerős elutasító határozata után 2005-ben a Cseh Köztársaságban is. A Slovnaft a.s. mindkét esetben fellebbezéssel élt. Az osztrák és cseh eljárások jelenleg is folyamatban vannak, de tekintettel a Szlovák Köztársaság 2002 és 2004 között működő Legfelsőbb Bíróságának határozatában foglaltakra, melyek szerint a választott bírósági határozat súlyosan jogsértő és mint ilyen nem végrehajtható, a Slovnaft nem tartja valószínűnek az osztrák és cseh bíróságok előtti pervesztességét. A Cseh Köztársaságban a Prágai Városi Bíróság jogerősen elutasította az Ashford Tecnologies Corp. (erre a társaságra került átruházásra a Mende-Rossi követelése) végrehajtásra irányuló kérvényét, de az Ashford Tecnologies Corp. rendkívüli jogorvoslatra irányuló keresetet adott be a Legfelsőbb Bírósághoz. A társaság ellen folyó eljárás a Cseh Köztársaságban még folyamatban van. Az ügy kimenetele nem jósolható meg, mivel mind tárgyi, mind jogi tekintetben rendkívül bonyolult.

A Szlovák Köztársaság Monopólium Ellenes Hivatalának Piaci Erőfölénnyel Való Visszaélés Osztálya 2005. november 21-i dátummal kelt levelében értesítette a Slovnaftot, hogy hivatali eljárást kezdeményez a társasággal szemben a 136/2001. számú Versenytörvény előírásainak megsértése miatt. Az eljárás magában foglalja a Slovnaft árképzési és engedmény politikájának áttekintését a benzin és gázolaj értékesítések vonatkozásában. A Hivatal meghosszabbított eljárási határidő alatt, 2006. december 22-én hozott határozatot, melyben megállapította, hogy a Slovnaft nem élt vissza erőfölényes helyzetével nagykereskedelmi árképzése során sem a benzin, sem a gázolaj termékek vonatkozásában. Ugyanakkor határozatban rögzített, hogy a Slovnaft visszaélt erőfölényes helyzetével az engedmények diszkriminatív alkalmazása révén egyrészt az OMV Slovensko és a Shell Slovakia vonatkozásában, másrészt az egyéb vevői vonatkozásában, és 2.182 millió forint összegű büntetést vetett ki, melyre vonatkozóan céltartalék képzésre került sor (lásd 19. Jegyzet). A Slovnaft fellebbezést adott be 2007. január 10-én a Hivatal döntése ellen annak másodfokon eljáró szervéhez, vitatva a határozat visszaélést megállapító valamennyi rendelkezését.

A Hivatal 2007. december 7-én meghozta végleges döntését, melyben arra kötelezte a Slovnaftot, hogy 2.287 millió forint bírságot fizessen a 136/2001-es A gazdasági verseny védelméről szóló törvény megsértése miatt. A döntés értelmében a kivetett bírság a jogerőre emelkedés után 60 napon belül volt fizetendő, amely 2008. február 25-én megtörtént. Slovnaft, mint felperes fellebbezést nyújtott be a Szlovák Köztársaság Monopólium Ellenes Hivatalának döntése ellen a Pozsonyi kerületi bíróságon 2008. január 18-án, felülvizsgálatot kérve mind a döntés, mind az eljárás törvényességét illetően halasztó hatályt kérve a Hivatal első döntésére.

A fentiekben felsorolt peres ügyek egyike sem gyakorolt hatást a mellékelt konszolidált pénzügyi kimutatásokra, kivéve ahol ez kiemelésre került. A Csoport tagjai szokásos működésük során több peres ügyben is érintetté váltak. Jelenleg nincs folyamatban olyan – az előzőekben nem említett – peres ügy, melynek kimenetele jelentős negatív hatással lehet a Csoport pénzügyi helyzetére, eszközeire, eredményére vagy üzleti tevékenységére.

Azon peres ügyek összesített perértéke, melyekben a Csoport tagjai mint alperesek szerepelnek 9.596 millió forint, melyekre 715 millió forint összegben céltartalék képzésére került sor.

A Csoport ugyancsak indított pereket mások ellen, ezek összértéke 1.521 millió forint. 2005-ben, a választott bíróság elfogadta a MOL által a MB Kőolajkutató Rt. ellen benyújtott keresetét, amely cég felelős a 2000-ben történt pusztaszőlősi földalatti gáztároló robbanásáért. A társaság ellen megindult a felszámolási eljárás. A Csoport nem mutat ki követelést ezen indított perek vonatkozásában.

Emissziós jogok

2007-ben a MOL-csoport 4.289.904 darab emissziós kvótát kapott térítés mentesen a Magyar és Szlovák Kormánytól. A 2006. évi tényleges kibocsátás következtében a Csoportnak 2007-ben 4.644.950 darab kvóta állt rendelkezésére. Az összesített felhasználás 4.264.111 darab kvóta volt 2007-ben. Az IES S.r.l. akvizíciójának (2007 november 15.) következtében az emissziós kvótafelhasználás 51.549 darabbal nőtt, mely az IES rendelkezésére állt 2007-ben.

Környezetvédelmi kötelezettségek

A Csoport tevékenységéhez kapcsolódóan környezetkárosításból vagy szennyezésből fakadó kötelezettségek, valamint az ezekhez kapcsolódó helyreállítás miatt felmerülő ráfordítások keletkezhetnek. A Csoportot a tevékenységével kapcsolatosan korábban felmerült környezetkárosításért felelősség terheli. Ennek megfelelően a MOL a múltban okozott környezeti károk helyreállításának, továbbá a jelenleg hatályban lévő környezetvédelmi szabályozásoknak való megfeleléshez szükséges intézkedéseknek a 2007. december 31-ével becsült költségeire 29.496 millió forint céltartalékot képzett (lásd 19. jegyzet). Bár a menedzsment megítélése szerint e céltartalékok összege az ésszerűen lehetséges becslések alapján elegendő fedezetet nyújt a követelményeknek való megfelelésre, az e követelményekkel kapcsolatos jövőbeni szabályozási fejlemények és változások, valamint az ismert és tényleges környezeti állapot között fennálló eltérések e becslések átértékeléséhez vezethetnek.

Továbbá, a Csoport egyes telephelyei szennyezettségének felszámolása jelenleg nem becsülhető mértékű költséggel járhatnak vagy a jogszabályi követelmények nem egyértelműen nevesítik a feladatokat. A tiszaújvárosi telephelyen a Csoport potenciálisan jelentős talaj- és talajvíz szennyezettséget állapított meg. A regionális környezetvédelmi hatóság határozatának megfelelően a TVK-nál és a MOL Tiszai finomítójában a Csoportnak el kell végeznie a szennyezés vizsgálatát, és annak eredményét, valamint a technikai megvalósítás részleteit be kell nyújtania a hatósághoz. A felmérés eredményének alapján a hatóság előírja az elvégzendő környezetvédelmi kockázatkezelési tervet, és várhatóan határozatban fogja a TVK-t és a MOL-t kötelezni ezek közös elvégzésére. A kötelezettség összege jelenleg nem számszerűsíthető, de várhatóan nem haladja meg a 4 milliárd forintot.

Továbbá, a kőolaj és földgáz kutatás és termelés során a Csoport magyar jogelődje által 1976 (a környezet védelméről és a veszélyes hulladékokról szóló szabályozás hatályba lépésének időpontja) előtt alkalmazott technológiák következtében felmerülhet az ezen tevékenység során keletkezett fúrási iszap eltávolításának kötelezettsége. A keletkezett szennyező anyag kezelése az akkor érvényben lévő környezetvédelmi szabályoknak megfelelően történt, azonban a jogszabályi előírásokban azóta bekövetkezett változások következtében további áthelyezési és helyreállítási kötelezettségek merülhetnek fel. Ezen kötelezettség fennállása, következésképpen a kapcsolódó költségek alakulása függ a nagy számosságú helyszínen hátrahagyott fúrási iszap kiterjedésétől, mennyiségétől és összetételétől. A kötelezettség összege jelenleg nem számszerűsíthető, de várhatóan nem haladja meg a 3-5 milliárd forintot.

33 A mérleg fordulónapját követő események

A CEZ és a MOL stratégiai szövetsége

A CEZ és a MOL közös vállalat alapításáról szóló megállapodást írt alá, amelyben a felek 50%-os tulajdoni aránnyal, egyenlő szavazati és működtetési joggal rendelkeznek. A közös vállalat a gáztüzelésű erőművekre fókuszál Közép és Délkelet Európa négy országában (Szlovákia, Magyarország, Horvátország és Szlovénia). Az első nagyobb beruházás keretében a tervek szerint a MOL-csoport pozsonyi finomítójának területén, Szlovákiában és a százhalombattai finomítóban,

Magyarországon építenek meg egy-egy kombinált ciklusú gázturbinás erőművet. A beépített teljesítmény mindkét helyszínen 800 MW lesz. Ezen új létesítményeken kívül Pozsonyban korszerűsítik a jelenleg is működő hőerőművet és kapacitását 160 MW-ra bővítik. A két beruházás a résztvevő felek által becsült várható értéke 1,4 milliárd euró. A közös vállalati megállapodás keretében a MOL mindkét helyszínen jelenlegi gőztermelő eszközeit és a teljes csatlakozó infrastruktúrát a cégbe apportálja. A befektetés finanszírozási módja tárgyalás alatt áll, a felek maximális mértékben fel kívánják használni a projektfinanszírozási konstrukciókat.

A stratégiai szövetség megerősítése érdekében a CEZ 30.000 forintos részvényenkénti árfolyamon 7.677.285 „A" sorozatú MOL részvényt (7%-os részesedést) vásárolt. A tranzakció pénzügyi zárása 2008 január 23-án megtörtént. Ezzel egyidejűleg a CEZ 20.000 forintos részvényenkénti lehívási árfolyamon amerikai vételi opciót biztosít a MOL-nak. Az opció az aláírást követően három éven belül érvényesíthető. A MOL opciós díjat (mely a lehívási ár és a vételár közötti különbség) és éves díjat (1.600 forint részvényenként) fizet a CEZ-nek.

Az OOC és a MOL stratégiai partnersége

A MOL 2008. március 8-án stratégiai együttműködési megállapodást írt alá az Oman Oil Company S.A.O.C-val (OOC). Az együttműködés keretében a MOL 8.774.040 db "A" sorozatú törzsrészvényt értékesít (az alaptőke 8%-át) 145,429 USD részvényenkénti árfolyamon az OOC-nek. A stratégiai együttműködés szerint a MOL részesedést szerez nemzetközi eszközökben, valamint készpénzt kap az OOC-től. A MOL által megszerzett eszközök és készpénz végső megoszlása még változhat a harmadik felek jóváhagyásának és a releváns elővásárlási jogok gyakorlásának függvényében. A két partner ezen felül megegyezett abban is, hogy a jövőben közösen is részt vesz üzletfejlesztési projektekben stratégiai partnerként. Az eszköz tranzakciók legkésőbb 2008. december 31-ig lezárulnak.

BNP-ING opció átadás

2008. március 14-én megállapodás született a MOL, a BNP Paribas SA („BNP"), valamint az ING Bank N.V. („ING") között. A megállapodás értelmében a MOL a BNP-vel szemben fennálló, 1.404.217 darab „A" sorozatú MOL törzsrészvényre vonatkozó vételi jogának gyakorlására az ING-t jelölte ki, az ING ezt a jogot gyakorolva megvásárolta a részvényeket a BNP-től. Az adásvétel zárását követően a MOL 1.404.217 darab „A" sorozatú MOL törzsrészvényre amerikai típusú vételi jogot szerzett az ING-től, és egyúttal az ING ugyanennyi részvényre európai típusú eladási jogot szerzett a MOL-tól. Mindkét opció futamideje 1 év, az opciós vételi, illetve eladási ár pedig 109,84 USA dollár részvényenként, mely a MOL és a BNP között 2007 decemberében létrejött opciós megállapodások szerinti ár alapján lett megállapítva. A tranzakció nem változtat a vételi és eladási opcióval rendelkező részvények számviteli kezelésén, lásd 16. Jegyzet.

34 A konszolidált cash flow kimutatással kapcsolatos információk

Leányvállalatok és közös vezetésű vállalkozások megszerzésére fordított nettó pénzáramlás elemzése

	2007 / millió forint	2006 / millió forint
Fizetett ellenérték	-200.526	-42.567
Megszerzett pénzeszközök	8.768	105
Leányvállalatok és közös vezetésű vállalkozások megszerzésével kapcsolatos nettó pénzáramlás	**-191.758**	**-42.462**

Hosszú lejáratú hitelek felvétele

	2007 / millió forint	2006 / millió forint
Hosszú lejáratú hitelek állományának növekedése	538.727	432.020
Ebből nem pénzmozgás: devizahitelek nem realizált árfolyamnyeresége / vesztesége (-)	6.117	-
Hosszú lejáratú hitelek felvétele	**544.844**	**432.020**

35 Szegmens információk

2007	Kutatás -Termelés	Feldolgozás és Kereskedelem	Földgáz	Vegyipar	Központ és egyéb	Szegmensek közötti átadás	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Értékesítés nettó árbevétele							
Értékesítés Csoporton kívüli vevőknek	178.804	1.932.290	78.244	398.181	6.432	-	2.593.951
Szegmensek közötti értékesítés	156.002	358.124	12.450	99.435	95.731	-721.742	-
Értékesítés nettó árbevétele összesen	**334.806**	**2.290.414**	**90.694**	**497.616**	**102.163**	**-721.742**	**2.593.951**
Eredmények							
Üzleti eredmény	78.864	171.935	38.743	40.892	26.446	-1.375	355.505
Pénzügyi műveletek nettó vesztesége							16.567
Részesedés a társult vállalkozások eredményéből	-	-	-	-	5.318	-	5.318
Adózás előtti eredmény							344.256
Társasági adó							81.853
Időszak eredménye							262.403

2006	Kutatás -Termelés	Feldolgozás és Kereskedelem	Földgáz	Vegyipar	Központ és egyéb	Szegmensek közötti átadás	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Értékesítés nettó árbevétele							
Értékesítés Csoporton kívüli vevőknek	162.350	2.006.863	359.934	355.856	6.058	-	2.891.061
Szegmensek közötti értékesítés	227.261	324.391	8.261	95.392	96.976	-752.281	-
Értékesítés nettó árbevétele összesen	**389.611**	**2.331.254**	**368.195**	**451.248**	**103.034**	**-752.281**	**2.891.061**
Eredmények							
Üzleti eredmény	122.930	175.337	111.564	23.297	-41.086	17.530	409.572
Pénzügyi műveletek nettó vesztesége							37.618
Részesedés a társult vállalkozások eredményéből	-	-	-	-	5.195	-	5.195
Adózás előtti eredmény							377.149
Társasági adó							39.623
Időszak eredménye							337.526

2007 Eszközök és kötelezettségek	Kutatás -Termelés	Feldolgozás és Kereskedelem	Földgáz	Vegyipar	Központ és egyéb	Szegmensek közötti átadás	Összesen
	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint	millió forint
Tárgyi eszközök, nettó	144.960	667.421	100.832	186.426	77.232	-3.185	1.173.686
Immateriális javak, nettó	61.073	75.725	4.515	7.274	13.706	-1.740	160.553
Készletek	9.465	284.039	1.262	20.186	7.877	-4.225	318.604
Vevő követelések, nettó	25.781	297.343	9.134	77.664	31.556	-87.922	353.556
Befektetések társult vállalkozásokban	-	-	-	-	144.754	-	144.754
Szegmenshez nem allokált eszközök							269.889
Összes eszköz							**2.421.042**
Szállítói kötelezettségek	15.679	279.787	31.499	56.463	37.459	-89.324	331.563
Szegmenshez nem allokált kötelezettségek							1.172.413
Összes kötelezettség							**1.503.976**
2007 Egyéb szegmens információk							
Immateriális javak és tárgyi eszközök beszerzése	40.799	64.609	29.259	7.014	11.440	-	153.121
Tárgyi eszközök beszerzése	28.285	63.135	28.899	6.986	7.400	-	134.705
Immateriális javak beszerzése	12.514	1.474	360	28	4.040	-	18.416
Értékcsökkenés és értékvesztés	40.572	63.513	7.487	19.415	10.159	-608	140.538
Ebből: az eredmény terhére elszámolt értékvesztés	12.290	1.025	533	629	114	-	14.591

2006 Eszközök és kötelezettségek	**Kutatás -Termelés**	**Feldolgozás és Kereskedelem**	**Földgáz**	**Vegyipar**	**Központ és egyéb**	**Szegmensek közötti átadás**	**Összesen**
	millió forint	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió forint**
Tárgyi eszközök, nettó	152.335	542.008	79.158	196.328	65.155	-3.562	1.031.422
Immateriális javak, nettó	53.535	13.739	2.287	8.194	13.028	-1.772	89.011
Készletek	6.916	154.821	906	14.815	6.767	-3.195	181 030
Vevő követelések, nettó	23.002	176.923	7.100	63.682	25.327	-66.048	229.986
Befektetések társult vállalkozásokban	-	-	-	-	131.569	-	131.569
Szegmenshez nem allokált eszközök							502.314
Összes eszköz							**2.165.332**
Szállítói kötelezettségek	12.435	182.585	7.761	41.240	35.332	-66.250	213.103
Szegmenshez nem allokált kötelezettségek							681.026
Összes kötelezettség							**894.129**
2006 Egyéb szegmens információk							
Immateriális javak és tárgyi eszközök beszerzése	33.509	75.815	14.121	8.927	12.173	-	144.545
Tárgyi eszközök beszerzése	24.349	73.997	13.298	8.658	7.717	-	128.019
Immateriális javak beszerzése	9.160	1.818	823	269	4.456	-	16.526
Értékcsökkenés és értékvesztés	36.311	62.514	6.925	18.498	9.356	-778	132.826
Ebből: az eredmény terhére elszámolt értékvesztés	8.147	1.583	381	454	97	-	10.662

Az üzleti eredmény a harmadik félnek, valamint más szegmensnek történő értékesítésekből származó eredményt foglalja magában. A Kutatás-Termelés kitermelt kőolajat, kondenzátumokat és PB gázt ad át a Feldolgozás és Kereskedelemnek, valamint földgázt a Földgáz szegmensnek. A Feldolgozás és Kereskedelem vegyipari alapanyagot, propilént és izobutánt ad át a Petrolkémiának, a Petrolkémia szegmens különböző melléktermékeket a Feldolgozás és Kereskedelemnek. A Központ szegmens leányvállalatai karbantartási, biztosítási és egyéb szolgáltatást nyújtanak az üzleti szegmensek számára. A belső transzferárak az aktuális piaci árakon alapulnak. A szegmens eredmények az adott divízióhoz tartozó teljes körűen konszolidált leányvállalatok eredményeit is tartalmazzák.

36 Megszűnő tevékenység

A 7. jegyzetben a gáz üzletág értékesítéséről leírtak következtében a Kereskedelem és a Tárolás megszűnő tevékenységnek minősül. Figyelembe véve, hogy a kötelező erejű értékesítési szerződés megkötésére 2004 novemberében került sor, és ezt követően az eszközök értékesítése vonatozásában közzétett terv nem változott jelentősen, valamint azt, hogy nem került korai alkalmazásra az IFRS 5 – Értékesítendő Befektetett Eszközök és Megszűnt Tevékenységek standard, a Csoport a tranzakcióra az IAS 35 – Megszűnő Tevékenységek standard előírásait követte.

A Kereskedelem és Tárolás bevételei, ráfordításai, eredménye a 2006. március 31-én végződő három havi időszakban az alábbiak szerint alakultak:

	2006. március 31-én végződő 3 havi időszak millió forint
Árbevétel	251.873
Egyéb működési bevétel	441
Összes működési bevétel	**252.314**
Anyagjellegű ráfordítások	250.762
Személyi jellegű ráfordítások	420
Értékcsökkenés és értékvesztés	805
Egyéb működési költségek	1.749
Aktivált saját teljesítmények értéke	-1.635
Összes működési költség	**252.101**
Üzleti tevékenység eredménye	**213**
Pénzügyi műveletek bevételei (-) / ráfordításai, nettó	111
Adózás előtti eredmény	**102**
Nyereségadó	1.404
Adózott eredmény	**-1.302**
Anyavállalati részvényesek részesedése az eredményből	-1.302
Külső tulajdonosok részesedése az eredményből	-

A fenti egyenlegek nem tartalmazzák a Kereskedelem és Tárolás értékesítésén realizált 82.636 millió forintos nyereséget (lásd 7. jegyzet).

A Kereskedelem és Tárolás cash flow-ja a 2006. március 31-én végződő három havi időszakban az alábbiak szerint alakult:

	2006. március 31-én végződő 3 havi időszak millió forint
Üzleti tevékenységből származó nettó pénzáramlás	110.900
Befektetési tevékenység nettó pénzáramlása	-2.245
Pénzáramlás összesen	**108.655**

37 Tranzakciók kapcsolt felekkel

Társult vállalkozásokkal folytatott üzleti tranzakciók

	2007 / millió forint	2006 / millió forint
Vevőkövetelések kapcsolt vállalkozásoktól	2.245	7.719
Szállítókötelezettségek kapcsolt vállalkozásokkal szemben	1.827	555
Értékesítés nettó árbevétele kapcsolt vállalkozások felé	12.551	87.221

A Csoport 2007-ben és 2006-ban egyaránt vásárolt, illetve értékesített különböző termékeket és szolgáltatásokat kapcsolt vállalkozásoktól illetve kapcsolt vállalkozások részére a rendes üzletmenet keretein belül. Valamennyi tranzakció piaci viszonyok mellett került lebonyolításra.

Juttatások az Igazgatóság és a Felügyelő Bizottság számára

Az Igazgatóság külső tagjainak díjazása 2007. és 2006. során 150 millió, illetve 286 millió forint volt. Emellett, az Igazgatóság külső tagjai egy hosszútávú ösztönzési rendszerben vesznek részt, melynek részletei alább kerülnek bemutatásra. A MOL által alkalmazott Igazgatósági tagok a felsővezetői juttatásokon felül Igazgatósági tagságukért nem részesülnek külön juttatásban. A Felügyelő Bizottság tagjai együttesen 88 millió forint juttatásban részesültek 2007-ben, illetve 95 millió forint juttatásban részesültek 2006-ban.

A külső Igazgatósági tagok a kötvényprogramon túlmenően az alábbiakban részletezett juttatásban részesülnek:

- Külső Igazgatósági tagok 25.000 EUR/év
- Igazgatóság elnöke 41.500 EUR/év

Abban az esetben ha az Igazgatóság elnöki tisztségére nem külső igazgatósági tagot választanak, a juttatás mértéke az alelnököt illeti meg.

A nem magyar állampolgár és nem magyarországi lakhelyű igazgatósági tagok minden igazgatósági ülés után (maximum 15 alkalommal), mikor Magyarországra utaznak, 1500 euró juttatásban részesülnek. A bizottságokat vezető igazgatósági tagok havi 1000 euró díjazást kapnak.

Az Igazgatóság, a Felügyelő Bizottság és a felsővezetés tagjai által birtokolt részvények

	2007 Részvény darabszám	2006 Részvény darabszám
Igazgatóság	413.798	243.857
Felügyelő Bizottság	891	1.935
Felsővezetés (belső Igazgatósági tagok kivételével)	141.497	73.291
Összesen	**556.186**	**319.083**

A Társaság vezetésének tagjaival történt tranzakciók

Az Igazgatóság alelnöke, Csányi Sándor az OTP Bank Nyrt. elnök-vezérigazgatója. A MOL Nyrt. és annak egyes leányvállalatai szerződéses kapcsolatban állnak az OTP Csoport tagjaival, többek között bankszámlavezetési, brókeri és hitelkártya szolgáltatási, illetve kölcsönfinanszírozási tevékenységek vonatkozásában. A részvény kölcsönzési tranzakció kivételével (lásd 16. jegyzet) az OTP-vel kötött tranzakciók egyike sem minősül a rendes üzletmeneten kívüli, illetve jelentős értékű ügyletnek, sem 2006-ban, sem 2007-ben. Valamennyi tranzakció független felek hasonló körülmények esetén egymással szemben érvényesíthető árainak megfelelő ellenértéken történt.

Az Igazgatóság egyik tagja, Dr. Horváth Gábor egy ügyvédi iroda tulajdonosa, amely 2006. évben 4 millió forint értékben jogi szolgáltatást nyújtott a MOL-csoport részére.

Kamarás Miklósnak, az Igazgatóság tagjának egy közeli hozzátartozója közvetlen irányítást biztosító befolyással rendelkezik a Roff-Petrol Bt.-ben, amely partnerként üzemeltet három töltőállomást.

A Felügyelő Bizottság két tagja, Bognár Piroska és Major János a szakszervezetek által alapított Fókusz Kom Kht. vezető tisztségviselői, amely 2004. során 330 millió forint kölcsönt kapott a MOL Nyrt.-től. 2007. december 31-én a kölcsön összege 270 millió forint volt. A MOL Nyrt. 2006. év folyamán energia-szolgáltatási szerződés keretében 94 millió forint, míg 2007. évben 125 millió forint forgalmat bonyolított a Fókusz Kom Kht-vel, ugyanakkor a MOL Nyrt. és a MOL-LUB Kft 2 millió forint értékben vásárolt oktatás szervezési szolgáltatást a közhasznú társaságtól 2006. évben. 2007. október 29-én a Fókusz Kom Kht. független fél részére értékesítésre került, ezzel egyidejűleg az új tulajdonos új vezető tisztégviselőket választott. Major János testvére a CSÚCS 94 Kft ügyvezető igazgatója, amely társaság 2007-ben 168 millió forint, míg 2006-ban 324 millió forint karbantartási szolgáltatást végzett a Petrolszolg Kft. részére. A MOL Nyrt. 2006. év folyamán bérleti szerződés keretében 3 millió forint, míg 2007. évben 4 millió forint forgalmat bonyolított a CSÚCS 94 Kft-vel.

A Felügyelő Bizottság egyik tagja, Slavomír Hatina úr a Slovintegra a.s. társaságon keresztül a szlovák Granitol társaságban rendelkezik közvetett részesedéssel, amely társaságnak a Csoport 2007. év folyamán 4.484 millió forint, míg 2006 során 2.013 millió forint értékben szokásos kereskedelmi feltételek és piaci árak mellett polietilént értékesített. Továbbá Hatina úr a BAITEC Group a.s. társaságon keresztül a szlovák Real–H.M. s.r.o. társaságban is rendelkezik közvetett részesedéssel, amely társaságnak a Csoport 2007. év folyamán 3.929 millió forint értékben szokásos kereskedelmi feltételek és piaci árak mellett értékesített termékeket.

A Termékelőállítás és Kereskedelem ügyvezető igazgatója, Horváth Ferenc testvére tölti be a Vértes Volán Zrt. vezérigazgatói pozícióját, amely társaság (a közbeszerzésekre vonatkozó előírásoknak megfelelően) rendszeresen vásárol üzemanyagot a MOL-csoporttól. A tranzakciók szokásos kereskedelmi feltételek mellett, piaci árakon történtek, összértékük 2007 során 2.132 millió forint, míg 2006-ban 2.200 millió forint volt.

MOL-csoport Pénzügyi igazgatója, Molnár József két darab, a Magnolia Finance Ltd. által kibocsátott, részvényre átváltható értékpapírt vásárolt 96%-os árfolyamon (lásd 17. Jegyzet) a Luxemburgi Értéktőzsdén 2006. év júniusában.

A Slovnaft Igazgatóság egyik tagja, Dr. Világi Oszkár a Csekes, Világi, Drgonec & Partners spol. s r.o. ügyvédi iroda partnere, amely a 2007. évben 52 millió forint értékben, míg 2006. évben 78

millió forint értékben nyújtott a Csoport részére jogi szolgáltatást. Világi úr továbbá 2007 január 31-ig tagja volt a OTP Banka Slovensko, a.s. Igazgatóságának illetve 2006 év során a Železnice Slovenskej Republiky (Szlovák vasutak) Igazgatóságának elnöke volt, amely társaságnak a Slovnaft 2006 év folyamán 272 millió forint értékben szokásos kereskedelmi feltételek és piaci árak mellett termékértékesítést és szolgáltatás nyújtást végzett. Ezen társaságtól a Slovnaft 2006 év folyamán 16 millió forint értékben vett igénybe szolgáltatást.

A Slovnaft Felügyelő Bizottságának egyik tagja, Pavol Buday cégjegyzési jogosultsággal rendelkezik az APOLKA, s.r.o. társaságban, amely 2007 folyamán 7 millió forint, míg 2006 folyamán 7 millió forint értékben végzett szolgáltatásokat a MOL Nyrt. számára.

A TVK Igazgatóság egyik tagja, Gansperger Gyula, Felügyelő Bizottsági tisztséget tölt be Geohidroterv Mérnökgeológiai, Környezetvédelmi és Vízgazdálkodási Kft-ben, amely 2007 folyamán 62 millió forint, míg 2006 folyamán 395 millió forint értékben végzett szolgáltatásokat a MOL Nyrt. számára.

Juttatások a kulcspozícióban lévő felső- és középvezetés részére

	2007 / millió forint	2006 / millió forint
Bérek és egyéb rövid távú juttatások	1.956	1.095
Végkielégítés	-	11
Munkaviszony megszűnése utáni juttatások	7	9
Egyéb hosszú távú juttatások	283	1.136
Részvény alapú juttatások	392	319
Összesen	**2.638**	**2.570**

Az Igazgatóság és a Felügyelő Bizottság tagjai részére nyújtott kölcsönök

Sem az Igazgatóság, sem a Felügyelő Bizottság tagjai részére nem került sor kölcsön nyújtására.

38 Részvény alapú juttatások

Tárgyév során a munkavállalók részére adott juttatások elszámolt összegét az alábbi táblázat tartalmazza:

	2007 / millió forint	2006 / millió forint
Részvény elszámolású juttatások költsége	353	613
Készpénz elszámolású juttatások költsége	1.556	1.825
Részvény-alapú juttatások költsége	**1.909**	**2.438**

A részvényalapú juttatások részletes bemutatása alább található.

Átváltható kötvényprogram

A kötvényprogramban részt vevő vezetők zárt körben kibocsátott „A" sorozatú törzsrészvényre átváltoztatható kötvényeket jegyeztek banki hitel felvételével, 2003. október 9-én. A programhoz 1.200 db 10 millió forint névértékű kötvény került kibocsátásra, melyet 5 év alatt, az év előre meghatározott szakaszában (októberben) egyenlő részletekben válthatnak át a jogosultak kötvényenként 1.779 db "A" típusú MOL részvényre. Az átváltoztatható kötvények összetett pénzügyi instrumentumként kerültek elszámolásra a konszolidált éves beszámolóban (lásd 2. Jegyzet)

A jegyezhető kötvényszám a MOL Nyrt. Igazgatósági tagjai számára 25 db/fő, bizottsági elnökök esetében 30 db/fő, az Igazgatóság elnökének (az Igazgatóság elnökhelyettesének, ha az Igazgatóság elnöke ügyvezető) 35 db volt, a többi kötvény lejegyzésére a MOL-csoport kiemelt vezetői jogosultak.

Az átváltható kötvényprogramban szereplő részvényopciók alakulása a következő:

	Átváltási opció darabszáma	**Súlyozott átlagos átváltási ár**	**Átváltási opció darabszáma**	**Súlyozott átlagos átváltási ár**
	2007	**2007**	**2006**	**2006**
	részvény	**forint/ részvény**	**részvény**	**forint/ részvény**
Tárgyév elején fennálló opciók	690.252	5.962	1.035.378	5.962
Tárgyév során juttatott opciók	-	-	-	-
Tárgyév során visszavett opciók	-17.790	5.621	-	-
Tárgyév során lehívott opciók	-345.126	5.962	-345.126	5.962
Tárgyév során lejárt opciók	-	-	-	-
Év végén fennálló opciók	**327.336**	**5.980**	**690.252**	**5.962**
Lehívható opciók év végén	-	-	-	-

A év során átváltott kötvények átváltáskori súlyozott átlagos részvényenkénti árfolyama 5.962 forint volt. Az év végén fennálló átváltási opciók hátralévő súlyozott átlagos szerződött futamideje 0,75 év (2006-ban 1,25 év volt). 2006 és 2007 során nem került sor átváltható kötvény juttatására.

	2007 / millió forint	**2006 / millió forint**
Tárgyévben elszámolt költség	353	613
Le nem hívott átváltási opciók valós értéke	892	1.779
Átváltható kötvény kötelezettség része	1.840	3.880
Átváltható kötvény tőke része	2.020	1.940

Általános ösztönzési rendszer a felső- és középvezetés tagjai számára 2006-ig

Az ösztönző-kitűzés kiemelt társasági és szervezeti szintű pénzügyi és működési mutatókat tartalmaz, valamint a társaság stratégiai céljainak a megvalósításához való hozzájárulás és a Teljesítménymenedzselési Rendszerben (TMR) rögzített egyéni feladatok, kompetenciák is érté-

kelésre kerülnek. A mutatók értékelése és az egyéni feladatok, kompetenciák minősítése alapján megállapított ösztönzőből általában 60% az értékelést követően kerül kifizetésre, 40% pedig halasztottan, két év várakozási idő után, mely arány az egyéni szerződések alapján változhat.

Az IFRS 2-vel összhangban, ezen részvény alapú juttatások eredetileg részvény elszámolású tranzakcióként kerültek kimutatásra. Azonban 2006-ban megváltozott a juttatás formája, amely értelmében a juttatás készpénzben kerül kifizetésre. Ennek következtében a számviteli elszámolás a készpénz elszámolású juttatásoknak megfelelően történt, mely szerint az ösztönző vonatkozásában költségként elszámolt összege megegyezik az átruházás időpontjára számított valós értékének a már eltelt megszolgálási időszakra jutó részével.

Az így felmerült költség a személyi jellegű ráfordítások között került elszámolásra, a Szállítók és egyéb kötelezettségek egyidejű növekedésével. Felsővezetői döntés következtében a fenti általános ösztönzési rendszer megszolgálási periódusa is lerövidült, és a 2005. évi teljesítés után járó juttatás 2007 év végén került pénzügyileg rendezésre. Ezen juttatás következtében felmerült tárgy évi költség összege 654 millió forint volt (bérjárulékok nélkül).

Részvény alapú opciós juttatás 2006. évtől

A 2006. évtől bevezetett részvényopción alapuló ösztönző rendszer a MOL-csoport menedzsmentjének hosszú távú részvényárfolyam-növelés érdekeltségét teremti meg.

Az opciós ösztönző egy évenként ismétlődő, MOL részvényekre vonatkozó vételi opció alapján számított készpénz kifizetésű bérösztönző, mely:

- évente induló 5 éves (3 év megszolgálási idő +2 év lehívási időszak) periódust átfogva működik,
- mértékét a MOL besorolási kategóriánként meghatározott egységek mennyisége határozza meg,
- az egységek értékének meghatározására évente kerül sor (2006-ban és 2007-ben 1 egység=100 MOL részvény).

A futamidő harmadik évének végéig nincs lehetőség az opció beváltására (megszolgálási időszak), a 4. év január 1-jétől az 5. év december 31-ig terjedő időszak a beváltási periódus. A kifizetés a beváltási periódusban a beváltás bejelentése alapján történik, mely a megállapított részvény darabszám és az árfolyam növekmény (induló ár és a beváltási ár különbözete) szorzataként kerül meghatározásra és kifizetésre. A részvény alapú opciós juttatás részletei a következők:

	Átváltási opció darabszáma	**Súlyozott átlagos átváltási ár**	**Átváltási opció darabszáma**	**Súlyozott átlagos átváltási ár**
	2007	**2007**	**2006**	**2006**
	részvény	**forint/ részvény**	**részvény**	**forint/ részvény**
Év elején fennálló opciók	139.412	20.170	-	-
Év során juttatott opciók	163.296	21.146	139.412	20.170
Év során visszavett opciók	-8.724	20.170	-	-
Év során lehívott opciók	-	-	-	-
Év során lejárt opciók	-	-	-	-
Év végén fennálló opciók	**293.984**	**20.712**	**139.412**	**20.170**
Év végén lehívható opciók	-	-	-	-

Az IFRS 2-vel összhangban, a részvény alapú opciós juttatás készpénz elszámolású tranzakcióként került kimutatásra, az ösztönző megszolgálás időpontjában számított valós értékének az eltelt megszolgálási időszakra jutó része ráfordításként történő elszámolásával. Az opciós juttatás költsége a személyi jellegű ráfordítások között került elszámolásra, a Szállítók és egyéb kötelezettségek egyidejű növekedésével, amely 2007-ben 902 millió forint volt (bérjárulékok nélkül).

A valós értékek a binomiális opció árazási modell alapján kerültek meghatározásra. A modell alapadatai a következők:

	2007	**2006**
Súlyozott átlagos részvényárfolyam (forint / részvény)	20.712	20.170
Súlyozott átlagos átváltási ár (forint / részvény)	24.491	21.300
Múltbéli adatokon alapuló várható volatilitás	31,89%	29,31%
Várható osztalék hozam	2,34%	1,46%
Várható élettartam (év)	3,56	4,0
Kockázatmentes kamatláb	7,58%	7,54%

Összefoglaló pénzügyi adatok (IFRS)

Eredménykimutatás a december 31-vel végződő évre

	2003	2004	2005	2006 módosított	2007	2007
	millió forint	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió USD***
Árbevétel és egyéb működési bevétel	**1.524.039**	**1.971.956**	**2.473.614**	**2.992.149**	**2.669.014**	**14.521**
Összes működési költség	1.440.968	1.723.185	2.169.178	2.582.577	2.313.509	12.587
Üzleti tevékenység eredménye	83.071	248.771	304.436	409.572	355.505	1.934
Anyavállalati részvényesek részesedése az eredményből	**99.981**	**208.570**	**244.919**	**329.483**	**257.796**	**1.403**

Mérleg a december 31-vel végződő évre

	2003	2004	2005	2006 módosított	2007	2007
	millió forint	**millió forint**	**millió forint**	**millió forint**	**millió forint**	**millió USD****
Befektetett eszközök	1.091.774	1.101.385	1.344.176	1.301.035	1.533.084	8.882
Forgóeszközök	440.961	533.495	684.659	864.297	887.958	5.145
Összes eszköz	**1.532.735**	**1.634.880**	**2.028.835**	**2.165.332**	**2.421.042**	**14.027**
Anyavállalati részvényesekre jutó saját tőke	523.869	734.170	983.279	1.079.666	792.164	4.589
Külső tulajdonosok részesedése	155.752	67.955	70.359	191.537	124.902	724
Hosszú lejáratú kötelezettségek	430.995	319.716	427.979	410.987	850.546	4.928
Rövid lejáratú kötelezettségek	422.119	513.039	547.218	483.142	653.430	3.786
Összes saját tőke és kötelezettségek	**1.532.735**	**1.634.880**	**2.028.835**	**2.165.332**	**2.421.042**	**14.027**

Cash flow a december 31-vel végződő évre

	2003 millió forint	2004 millió forint	2005 millió forint	2006 módosított millió forint	2007 millió forint	2007 millió USD*
Üzleti tevékenységből származó nettó pénzáramlás	**203.158**	**324.381**	**282.159**	**529.508**	**315.506**	**1.716**
Befektetési tevékenység nettó pénzáramlása	-298.529	-224.811	-259.480	111.669	-336.978	-1.833
Finanszírozási tevékenység nettó pénzáramlása	114.639	-75.657	-49.472	-287.481	-245.951	-1.338
Pénzeszközök csökkenése (-) / növekedése	**19.268**	**23.913**	**-26.793**	**353.696**	**-267.423**	**-1.455**

* 2007 átlag HUF/USD ** 2007. év vége HUF/USD

Főbb működési adatok

Bizonyított bruttó szénhidrogénkészletek alakulása (SEC szerint)*

Összes magyarországi készlet	**Földgáz**		**Kőolaj**		**Kombinált**	
	millió m^3	**Bcf**	**kt**	**millió hordó**	**ktoe**	**millió boe**
2003. december 31.	**32.529,0**	**1.148,8**	**9.805,4**	**74,0**	**39.007,0**	**294,5**
Készletátértékelés	-1.306,2	-46,1	-135,5	-1,0	-262,6	-2,0
Új felfedezés, feltárás	1.100,1	38,8	71,8	0,5	1.030,5	7,8
Termelés	-3.076,1	-108,6	-1.076,7	-8,1	-3.757,0	-28,4
Készletvásárlás,vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2004. december 31-én	**29.246,8**	**1.032,8**	**8.665,0**	**65,4**	**36.017,9**	**271,9**
Készletátértékelés	120,0	4,2	-1.801,0	-13,6	-2.804,1	-21,2
Új felfedezés, feltárás	1.243,7	43,9	448,7	3,4	1.838,3	13,9
Termelés	-3.010,4	-106,3	-947,3	-7,2	-3.539,1	-26,7
Készletvásárlás,vagy értékesítés	-105,3	-3,7	0,0	0,0	-88,0	-0,7
2005. december 31-én	**27.494,8**	**971,0**	**6.365,3**	**48,1**	**31.425,0**	**237,3**
Készletátértékelés	534,2	18,9	269,8	2,0	812,5	6,1
Új felfedezés, feltárás	44,4	1,6	62,6	0,5	106,5	0,8
Termelés	-3.224,6	-113,9	-885,5	-6,7	-3.664,6	-27,7
Készletvásárlás,vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2006. december 31-én	**24.848,8**	**877,5**	**5.812,0**	**43,9**	**28.679,4**	**216,5**
Készletátértékelés	-1.483,8	-52,4	-18,4	-0,1	-1.421,1	-10,7
Új felfedezés, feltárás	194,9	6,9	0,0	0,0	167,5	1,3
Termelés	-2.620,3	-92,5	-838,4	-6,3	-3.029,2	-22,9
Készletvásárlás,vagy értékesítés	-2.261,6	-79,9	0,0	0,0	-2.245,3	-17,0
2007. december 31-én	**18.678,0**	**659,6**	**4.955,3**	**37,4**	**22.151,3**	**167,2**

Külföldi készlet	Földgáz		Kőolaj		Kombinált	
	millió m³	Bcf	kt	millió hordó	ktoe	millió boe
2003. december 31-én	**0,0**	**0,0**	**2.825,5**	**20,5**	**2.825,5**	**20,5**
Készletátértékelés	0,0	0,0	0,0	0,0	0,0	0,0
Új felfedezés, feltárás	0,0	0,0	0,0	0,0	0,0	0,0
Termelés	0,0	0,0	-1.148,5	-8,3	-1.148,5	-8,3
Készletvásárlás,vagy értékesítés	0,0	0,0	3.635,5	26,4	3.635,5	26,4
2004. december 31-én	**0,0**	**0,0**	**5.312,5**	**38,6**	**5.312,5**	**38,6**
Készletátértékelés	0,0	0,0	3.313,5	24,1	3.313,5	24,1
Új felfedezés, feltárás	0,0	0,0	0,0	0,0	0,0	0,0
Termelés	0,0	0,0	-1.368,9	-10,0	-1.368,9	-10,0
Készletvásárlás,vagy értékesítés	0,0	0,0	0,0	0,0	0,0	0,0
2005. december 31-én	**0,0**	**0,0**	**7.257,1**	**52,8**	**7.257,1**	**52,8**
Készletátértékelés	0,0	0,0	-18,9	-0,2	-18,9	-0,2
Új felfedezés, feltárás	82,7	2,9	0,0	0,0	69,0	0,6
Termelés	0,0	0,0	-1.307,7	-9,5	-1.307,7	-9,5
Készletvásárlás,vagy értékesítés	0,0	0,0	863,0	6,0	863,0	6,0
2006. december 31-én	**82,7**	**2,9**	**6.793,5**	**49,1**	**6.862,5**	**49,7**
Készletátértékelés	41,0	0,2	6.531,8	45,7	6.560,2	45,9
Új felfedezés, feltárás	0,0	0,0	0,0	0,0	0,0	0,0
Termelés	-57,6	-0,3	-1.305,1	-9,5	-1.349,2	-9,8
Készletvásárlás,vagy értékesítés	0,0	0,0	313,8	2,3	313,8	2,3
2007. december 31-én	**66,1**	**2,8**	**12.334,1**	**87,7**	**12.387,3**	**88,1**
Összes szénhidrogénkészlet(hazai és külföldi) 2003. december 31-én	**32.529,0**	**1.148,8**	**12.630,9**	**94,6**	**41.832,5**	**315,0**
Összes szénhidrogénkészlet(hazai és külföldi) 2004. december 31-én	**29.246,8**	**1.032,8**	**13.977,5**	**104,0**	**41.330,4**	**310,6**
Összes szénhidrogénkészlet(hazai és külföldi) 2005. december 31-én	**27.494,8**	**971,0**	**13.622,4**	**100,8**	**38.682,1**	**290,0**
Összes szénhidrogénkészlet(hazai és külföldi) 2006. december 31-én	**24.931,5**	**880,4**	**12.605,5**	**93,0**	**35.541,9**	**266,2**
Összes szénhidrogénkészlet(hazai és külföldi) 2007. december 31-én	**18.744,1**	**662,4**	**17.289,4**	**125,1**	**34.538,6**	**255,4**

* A készletértékek nem tartalmazzák az INA, d.d. készleteiből a tulajdoni arányban a MOL-ra jutó értékét.

Bruttó szénhidrogénkészletek alakulása (SPE szerint)*	Földgáz		Kőolaj		Kombinált	
	millió m^3	Bcf	kt	millió hordó	ktoe	millió boe
Bizonyított készlet						
Magyarországi készlet 2007. december 31-én	18.249,9	644,5	7.768,2	58,6	22.484,6	169,8
Oroszországi, pakisztáni készlet 2007. december 31-én	1.787,6	11,8	13.434,8	95,6	14.858,0	107,5
INA d.d. készlet (25%) 2007. december 31-én	7.964,7	281,3	2.447,9	18,1	10.559,3	67,4
Összes szénhidrogénkészlet(hazai és külföldi) 2007. december 31-én	28.002,2	937,6	23.650,9	172,3	47.901,9	344,7
Bizonyított és valószínű készletek						
Magyarországi készlet 2007. december 31-én	23.003,1	812,3	9.477,5	71,6	27.784,8	209,8
Oroszországi, pakisztáni készlet 2007. december 31-én	1.947,6	12,9	16.557,6	118,0	18.105,8	130,8
INA d.d. készlet (25%) 2007. december 31-én	11.189,5	395,2	3.198,4	23,6	14.667,9	93,6
Összes szénhidrogénkészlet(hazai és külföldi) 2007. december 31-én	36.140,2	1.220,4	29.233,5	213,1	60.558,6	434,2

* A készletértékekben az INA, d.d. készleteiből a tulajdoni arány szerint a MOL-ra jutó érték szerepel. Az INA, d.d. készlet adatai a nyilvánosan hozzáférhető információk alapján a MOL által készített becslések.

Átlagos termelési költségek alakulása	2003	2004	2005	2006	2007
Kőolaj					
USD/hordó	6,57	6,11	6,28	6,33	9,98
Földgáz					
USD /millió köbláb (MMcf)	629,4	858,7	937,7	861,3	936,3
Összes USD/boe	**5,25**	**5,73**	**6,05**	**5,87**	**8,03**

Kutató és feltáró kutak	2003	2004	2005	2006	2007
Tesztelt kutak	**94 (71)**	**121 (102)**	**41 (28)**	**19 (15)**	**52 (31)**
ebből kutatófúrás (ebből külföldi)	14 (1)	8 (1)	12 (2)	7 (3)	16 (3)
kőolajtalálat (ebből külföldi)	2 (0)	0 (0)	1 (0)	2 (0)	0 (0)
földgáztalálat (ebből külföldi)	3 (0)	1 (0)	2 (1)	1 (0)	8 (0)
meddő kút/nem kereskedelmi értékű találat (ebből külföldi)	9 (1)	7(1)	9 (1)	4 (3)	8 (3)
ebből feltárófúrás	80 (70)	43 (31)	29 (26)	12 (12)	36 (28)
kőolajtermelő (ebből külföldi)	76 (70)	31 (31)	29 (26)	11 (11)	31 (26)
földgáztermelő (ebből külföldi)	4 (0)	12 (0)	0 (0)	1 (1)	3 (2)
meddő kút (ebből külföldi)	0 (0)	0 (0)	0 (0)	0 (0)	2 (0)

Szénhidrogén-termelés (bruttó adatok) (kt)	2003	2004	2005	2006	2007
Kőolajtermelés (hazai)*	1.083	1.024	884	857	799
Kőolajtermelés (külföldi)	621	1.148	1.369	1.310	1.323
Kondenzátum-termelés (hazai)	219	229	206	216	162
Kondenzátum-termelés (külföldi)					10
PB-termelés	206	220	206	200	157
Egyéb gáztermék	50	52	51	43	41

* leválasztott kondenzátum nélkül

Földgáz termelés (nettó száraz) millió m^3	2003	2004	2005	2006	2007
Földgáz termelés (hazai)*	2.940	3.015	2.966	3.028	2.488
Földgáztermelés (külföldi)	0	0	31	51	58

* 2006-tól nem tartalmazza a Gáztároló Zrt. kezdeti párnagáz kitermelését a Gáztároló Zrt. értékesítése miatt

Szállított földgáz mennyiség (millió m^3)	2003	2004	2005	2006	2007
Magyarországi szállítás	17.393	17.004	17.714	17.278	14.961
Tranzit	2.044	2.526	2.570	2.386	2.390

Szállítási díj (Ft/m^3)	2003	2004	2005	2006	2007
Magyarországi szállítási díj		3,00	3,03	3,16	3,68

Kőolaj-feldolgozási adatok (kt)	2003*	2004	2005	2006	2007**
Feldolgozott hazai kőolaj	1.093	980	908	852	800
Feldolgozott import kőolaj	9.395	11.054	11.503	11.673	12.487
Teljes kőolaj-feldolgozás	**10.488**	**12.034**	**12.411**	**12.525**	**13.287**
Gazolin-feldolgozás	220	231	210	214	162
Egyéb alapanyag-feldolgozás	1.499	1.933	2.433	2.371	2 854
Teljes feldolgozott mennyiség	**12.207**	**14.198**	**15.054**	**15.110**	**16.303**
Bér- és közös feldolgozás	0	0	0	0	0
Átlagos desztillációs kihasználtság Dunai Finomító %	**85**	**86**	**91**	**89**	**91**
Átlagos desztillációs kihasználtság Bratislava Finomító %	**97**	**94**	**95**	**98**	**98**

* MOL-csport Slovnaft-tal április 1-től ** MOL-csoport IES-sel november 15-től

Kőolajtermék értékesítési adatok (kt – PB és gáztermékek nélkül)	2003*	2004	2005	2006	2007**
Magyarországi termék-értékesítés	**4.066**	**3.892**	**4.065**	**4.630**	**4.701**
Gáz- és tüzelőolajok	1.766	1.808	1.919	2.345	2.438
Motorbenzinek	1.189	1.159	1.148	1.286	1.331
Fűtőolajok	478	238	166	132	161
Bitumenek	183	165	244	300	163
Kenőanyagok	32	25	26	24	26
Egyéb termékek	418	497	562	543	582
Szlovákiai termékértékesítés	**1.188**	**1.408**	**1.378**	**1.464**	**1.524**
Gáz- és tüzelőolajok	562	690	719	786	838
Motorbenzinek	419	467	420	406	444
Kenőanyagok	18	20	15	11	10
Bitumenek	60	58	96	99	85
Egyéb termékek	129	173	128	162	147
Export értékesítés	**4.635**	**5.836**	**6.004**	**5.714**	**6.576**
Gáz- és tüzelőolajok	2.613	3.150	3.264	3.254	3.671
Motorbenzinek	1.153	1.554	1.534	1.263	1.365
Kenőanyagok (bázisolajjal)	80	94	115	113	116
Bitumenek	152	167	191	128	300
Egyéb termékek	637	871	900	956	1.124
Összes termék-értékesítés	**9.889**	**11.136**	**11.447**	**11.808**	**12.801**

* MOL-csoport Slovnaft-tal április 1-től ** MOL-csoport TIFON-nal november 1-től és IES-sel november 15-től

Vegyipari termelési adatok (kt)	2003*	2004	2005	2006	2007
Etilén	489	595	796	775	870
LDPE	220	294	284	263	270
HDPE	188	195	353	360	404
PP	330	370	441	496	545

* MOL-csoport Slovnaft-tal április 1-től

Vegyipari termék értékesítési adatok (kt)	2003*	2004	2005	2006	2007
Belföldi értékesítés	393	430	468	479	491
Slovakia	79	77	69	72	84
Export értékesítés	621	550	758	819	912
Összes termék-értékesítés	**1.093**	**1.057**	**1.295**	**1.370**	**1.487**

* MOL-csoport Slovnaft-tal április 1-től

Teljes munkaidős átlagos létszám, fő	**2003***	**2004**	**2005**	**2006**	**2007****
Kutatás és termelés	2.024	1.682	1.502	1.428	1.504
Feldolgozás és kereskedelem	3.160	3.045	2.953	2.796	2.836
Gáz	624	10	6	1	0
Társasági szolgáltatások	531	528	580	504	539
Központ és egyéb	709	578	489	461	427
MOL Rt. összesen	7 048	5.843	5.530	5.190	5.306
Leányvállalatok	8.884	10.617	10.056	9.121	9.194
MOL-csoport	**15.932**	**16.460**	**15.586**	**14.311**	**14.500**

* MOL-csoport Slovnaft-tal április 1-től ** MOL-csoport IES és Tifon-nal

Záró létszám, fő	**2003***	**2004**	**2005**	**2006**	**2007****
MOL Rt.	6.539	5.546	5.348	5.096	5.305
Leányvállalatok	9 327	9.919	9.312	8.765	9.753
MOL-csoport	**15.866**	**15.465**	**14.660**	**13.861**	**15.058**

* MOL-csoport Slovnaft-tal április 1-től ** MOL-csoport IES és Tifon-nal

Kiegészítő olaj- és gázipari információk a US GAAP FASB 69-nek megfelelően (nem auditált)

Ezen kiegészítő olaj- és gázipari információk nem tartalmazzák a horvát nemzeti olajvállalat (INA) olaj- és gázipari tevékenységének MOL-ra jutó hányadát, mert az INA-ról a FASB 69 előírásainak megfelelő információk sem a 2007. évre, sem a megelőző évekre vonatkozóan nem álltak rendelkezésre.

A) Készletek

A bizonyított készlet olyan kőolaj- és gázkészletre vonatkozó mennyiségi becslés, amely figyelembe véve a jelenlegi gazdasági és működési feltételeket, geológiai és mérnöki adatatok alapján gazdaságosan kitermelhető. A bizonyított termelésbe állított készlet olyan készlet, amely a meglévő eszközök és technológia alkalmazásával gazdaságosan kitermelhető. A közzétett készletadatok nem tartalmazzák azon felfedezésekhez rendelhető mennyiségeket, melyek jelenleg még nem bizonyítottak, hiszen a technikai, pénzügyi és egyéb feltételek nem teszik lehetővé azok gazdaságos termelésbe állítását, kitermelhetőségét.

Kőolaj- és gázkészlet mennyiségi értékére egészen pontosan becslést nem lehet adni, hiszen az alkalmazott becslési módszer szubjektív döntési elemeket is tartalmaz, ezért a becslés maga időről-időre átvizsgálás tárgyát képezi.

Az év végi becsült nettó bizonyított kőolaj- és földgázkészlet értékeket és az abban történt évközi változásokat az alábbi tábla mutatja.

	Kőolaj (kt)				
	Konszolidált vállalatok			Társult vállalatok	Összesen
	Hazai	Külföldi	Összesen		
Készletek 2005. december 31-én	**8.495**	**5.161**	**13.656**	**-**	**13.656**
Korábbi becslések módosítása	-26	143	117	-	117
Mezőkiterjesztés és új találatok	63	4	67	-	67
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása	-	601	601	-	601
Készletek értékesítése	-	-	-	-	-
Termelés	-1.042	-938	-1.980	-	-1.980
Készletek 2006. december 31-én	**7.490**	**4.971**	**12.461**	**-**	**12.461**
Korábbi becslések módosítása	363	4.289	4.652	-	4.652
Mezőkiterjesztés és új találatok	9	-	9	-	9
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása		215	215	-	215
Készletek értékesítése	-224		-224	-	-224
Termelés	-920	-1.305	-2.225	-	-2.225
Készletek 2007. december 31-én	**6.718**	**8.169**	**14.887**	**-**	**14.887**
Termelésbe állított készletek					
2005. december 31-én	**5.869**	**5.161**	**11.030**	**-**	**11.030**
2006. december 31-én	**5.089**	**4.971**	**10.060**	**-**	**10.060**
2007. december 31-én	**5.046**	**2.870**	**7.915**	**-**	**7.915**

A külföldi kőolaj- és kondenzátum készletek oroszországi és pakisztáni készleteket tartalmaznak, míg a külföldi földgáz készletek pakisztáni készletekre vonatkoznak.

	Földgáz (Mm³)				
	Konszolidált vállalatok			Társult vállalatok	Összesen
	Hazai	Külföldi	Összesen		
Készletek 2005. december 31-én	**17.172**	**-**	**17.172**	**-**	**17.172**
Korábbi becslések módosítása	-1.843	-	-1.843	-	-1.843
Mezőkiterjesztés és új találatok	36	72	108	-	108
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása	-	-	-	-	-
Készletek értékesítése	-	-	-	-	-
Termelés	-1.256	-	-1.256	-	-1.256
Készletek 2006. december 31-én	**14.109**	**72**	**14.182**	**-**	**14.182**
Korábbi becslések módosítása	-2	44	42	-	42
Mezőkiterjesztés és új találatok	144	-	144	-	144
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása	-	-	-	-	-
Készletek értékesítése	-1.256		-1.256	-	-1.256
Termelés	-987	-58	-1.045	-	-1.045
Készletek 2007. december 31-én	**12.008**	**59**	**12.067**	**-**	**12.067**
Termelésbe állított készletek					
2005. december 31-én	**11.733**	**-**	**11.733**	**-**	**11.733**
2006. december 31-én	**9.534**	**72**	**9.606**	**-**	**9.606**
2007. december 31-én	**7.652**	**59**	**7.711**	**-**	**7.711**

	Összesen (koet)				
	Konszolidált vállalatok			Társult vállalatok	Összesen
	Hazai	Külföldi	Összesen		
Készletek 2005. december 31-én	**23.343**	**5.161**	**28.504**	**-**	**28.504**
Korábbi becslések módosítása	-1.984	143	-1.841	-	-1.841
Mezőkiterjesztés és új találatok	94	61	155	-	155
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása	-	601	601	-	601
Készletek értékesítése	-	-	-	-	-
Termelés	-2.049	-938	-2.987	-	-2.987
Készletek 2006. december 31-én	**19.404**	**5.028**	**24.432**	**-**	**24.432**
Korábbi becslések módosítása	-75	4.323	4.248	-	4.248
Mezőkiterjesztés és új találatok	134	-	134	-	134
Improved recovery alkalmazása	-	-	-	-	-
Készletek vásárlása	-	215	215	-	215
Készletek értékesítése	-1.289	-	-1.289	-	-1.289
Termelés	-1.691	-1.349	-3.040	-	-3.040
Készletek 2007. december 31-én	**16.483**	**8.216**	**24.699**	**-**	**24.699**
Termelésbe állított készletek					
2005. december 31-én	**15.883**	**5.161**	**21.044**	**-**	**21.044**
2006. december 31-én	**13.007**	**5.028**	**18.035**	**-**	**18.035**
2007. december 31-én	**11.497**	**2.917**	**14.414**	**-**	**14.414**

B) Aktivált eszközérték

Kőolaj és földgáz kutató és termelő tevékenységet szolgáló tárgyi eszközök és immateriális javak összesített bruttó értékét, halmozott értékcsökkenését, értékvesztését, valamint nettó könyv szerinti értékét az adott évek fordulónapjára vonatkozóan az alábbi tábla mutatja.

millió forint	**Konszolidált vállalatok**			**Társult vállalatok**	**Összesen**
	Hazai	**Külföldi**	**Összesen**		
2005. december 31-én					
Bruttó érték	237.814	46.836	284.650	-	284.650
Bizonyított vagyon és kapcsolódó termelőeszközök	237.814	46.836	284.650	-	284.650
Nem bizonyított vagyon	-	-	-	-	-
Halmozott értékcsökkenés és értékvesztés	157.603	20.461	178.064	-	178.064
Árfolyam különbözet	-	-3.014	-3.014	-	-3.014
Nettó eszközérték	**80.211**	**29.390**	**109.601**	**-**	**109.601**
2006. december 31-én					
Bruttó érték	316.972	111.743	428.715	-	428.715
Bizonyított vagyon és kapcsolódó termelőeszközök	316.972	56.939	373.911	-	373.911
Nem bizonyított vagyon	-	54.804	54.804	-	54.804
Halmozott értékcsökkenés és értékvesztés	193.088	28.268	221.357	-	221.357
Árfolyam különbözet	-	-1.452	-1.452	-	-1.452
Nettó eszközérték	**123.884**	**84.927**	**208.811**	**-**	**208.811**
2007. december 31-én					
Bruttó érték	330.286	138.662	468.948	-	468.948
Bizonyított vagyon és kapcsolódó termelőeszközök	330.286	105.964	436.250	-	436.250
Nem bizonyított vagyon	-	32.698	32.698	-	32.698
Halmozott értékcsökkenés és értékvesztés	235.476	41.870	277.346	-	277.346
Árfolyam különbözet	-	1.408	1.408	-	1.408
Nettó eszközérték	**94.810**	**95.384**	**190.194**	**-**	**190.194**

Az adatok 2006. évtől tartalmazzák az aktivált mezőfelhagyási költségeket.

C) Felmerült költségek

Az év során kőolaj- és földgázvagyon megszerzésére, kutatásra és mezőfejlesztésre fordított összeg, függetlenül attól, hogy aktiválásra kerül vagy költségként kerül elszámolásra.

millió forint	Konszolidált vállalatok			Társult vállalatok	Összesen
	Hazai	Külföldi	Összesen		
2005. december 31-én végződő évre					
Készlet megszerzése	-	3.935	3.935	-	3.935
Bizonyított készlet	-	-	-	-	-
Nem bizonyított készlet	-	3.935	3.935	-	3.935
Kutatási tevékenység	10.207	4.983	15.190	-	15.190
Geológiai és geofizikai mérések	3.437	2.381	5.818	-	5.818
Kútfúrás	6.738	2.042	8.780	-	8.780
Bérleti díjak, egyéb	32	560	592	-	592
Mezőfejlesztés	6.797	3.815	10.612	-	10.612
Összes felmerült költség	**17.004**	**12.733**	**29.737**	**-**	**29.737**
2006. december 31-én végződő évre					
Készlet megszerzése	-	43.113	43.113	-	43.113
Bizonyított készlet	-	8.368	8.368	-	8.368
Nem bizonyított készlet	-	34.745	34.745	-	34.745
Kutatási tevékenység	8.501	4.892	13.393	-	13.393
Geológiai és geofizikai mérések	1.332	1.173	2.505	-	2.505
Kútfúrás	7.090	3.009	10.098	-	10.098
Bérleti díjak, egyéb	79	711	789	-	789
Mezőfejlesztés	16.953	3.563	20.516	-	20.516
Összes felmerült költség	**25.454**	**51.568**	**77.022**	**-**	**77.022**
2007. december 31-én végződő évre					
Készlet megszerzése	-	9.886	9.886	-	9.886
Bizonyított készlet	-	1.338	1.338	-	1.338
Nem bizonyított készlet	-	8.548	8.548	-	8.548
Kutatási tevékenység	9.009	7.598	16.607	-	16.607
Geológiai és geofizikai mérések	1.579	2.814	4.393	-	4.393
Kútfúrás	7.383	3.920	11.303	-	11.303
Bérleti díjak, egyéb	48	864	912	-	912
Mezőfejlesztés	15.139	10.553	25.692	-	25.692
Összes felmerült költség	**24.148**	**28.037**	**52.185**	**-**	**52.185**

D) Eredmény

Kőolaj- és földgáztermelési tevékenység csoport szintű eredménye, figyelmen kívül hagyva a finanszírozási költségeket és az ehhez kapcsolódó adóhatást.

millió forint	**Konszolidált vállalatok**			**Társult vállalatok**	**Összesen**
	Hazai	**Külföldi**	**Összesen**		
2005. december 31-én végződő évre					
Bevételek	140.270	51.253	191.523	-	191.523
Értékesítés	101.773	51.253	153.026	-	153.026
Belső átadások	38.497	-	38.497	-	38.497
Termelési költségek	-19.970	-1.788	-21.757	-	-21.757
Kutatási költségek	-8.431	-4.983	-13.413	-	-13.413
Értékcsökkenés, értékvesztés	-16.268	-9.084	-25.352	-	-25.352
Egyéb eredményre ható tételek	-2.751	-13.233	-15.984	-	-15.984
Adózás előtti eredmény	92.850	22.166	115.016	-	115.016
Társasági adó ráfordítás	0	-6.441	-6.441	-	-6.441
Termelési tevékenység eredménye	**92.850**	**15.725**	**108.575**	**-**	**108.575**
2006. december 31-én végződő évre					
Bevételek	167.245	32.547	199.792	-	199.792
Értékesítés	67.922	32.547	100.470	-	100.470
Belső átadások	99.323	-	99.323	-	99.323
Termelési költségek	-20.272	-2.773	-23.045	-	-23.045
Kutatási költségek	-2.401	-3.314	-5.715	-	-5.715
Értékcsökkenés, értékvesztés	-28.954	-7.420	-36.374	-	-36.374
Egyéb eredményre ható tételek	-4.534	-3.812	-8.346	-	-8.346
Adózás előtti eredmény	111.084	15.228	126.312	-	126.312
Társasági adó ráfordítás	-1.081	-7.237	-8.318	-	-8.318
Termelési tevékenység eredménye	**110.003**	**7.991**	**117.994**	**-**	**117.994**
2007. december 31-én végződő évre					
Bevételek	128.694	39.072	167.766	-	167.766
Értékesítés	43.848	39.072	82.921	-	82.921
Belső átadások	84.846	-	84.846	-	84.846
Termelési költségek	-18.899	-4.620	-23.519	-	-23 519
Kutatási költségek	-4.507	-3.691	-8.197	-	-8.197
Értékcsökkenés, értékvesztés	-26.876	-13.605	-40.480	-	-40.480
Egyéb eredményre ható tételek	-4.543	543	-4.001	-	-4.001
Adózás előtti eredmény	73.870	17.700	91.570	-	91.570
Társasági adó ráfordítás	-17.602	-4.657	-22.259	-	-22.259
Termelési tevékenység eredménye	**56.268**	**13.043**	**69.310**	**-**	**69.310**

Az adatok 2006. évtől tartalmazzák az aktivált mezőfelhagyási költség hatásait. Az egyéb eredményre ható tételekből minden évben kikorrigálásra kerültek a MOL-on belül átvett adminisztrációs költségek.

E/1) Jövőbeli diszkontált nettó pénzáramok standardizált értéke

A bizonyított készletek kitermeléséből származó jövőbeli nettó pénzáramok standardizált értéke a következőképpen kerül meghatározásra:

1. Az év végi gazdasági feltételek figyelembevételével meghatározásra kerül a bizonyított készlet mennyiség jövőbeli kitermelésének ütemezése.
2. A bizonyított készlet értékesítéséből származó jövőbeli becsült pénzáramok év végi árszinten kerülnek meghatározásra.
3. A jövőbeli pénzáramokat csökkentik a becsült termelési költségek és a jövőbeni fejlesztési és egyéb költségek (javarészt mezőfelhagyási és karbantartási költségek). A becslések év végi gazdasági feltételeken alapulnak.
4. A jövőbeli nyereségadó meghatározása az év végén érvényes törvényi adókulcs, és adókedvezmények figyelembevételével történik. Az adóalap számításánál a nettó pénzáramot csökkenti a termelést szolgáló eszközök adótörvény szerinti értékcsökkenése.
5. A jelenérték meghatározása az FASB 69 előírásai szerinti 10%-os diszkontráta alkalmazásával történik.

A jövőbeli diszkontált nettó pénzáramok standardizált értékét nem lehet úgy értelmezni, hogy az a társaság kőolaj- és földgázvagyonának valós értékét mutatja. A valós érték meghatározásánál többek között figyelembe kellene venni azon készleteket is melyek jelenleg nem bizonyítottak, az ár- és költségszintek jövőbeli változásait, valamint a jelenérték meghatározásához olyan diszkontfaktor alkalmazása szükséges, amely jobban jellemzi az idő múlását és a becslésekben rejlő kockázatokat.

millió forint	Konszolidált vállalatok 2005		
	Hazai	Külföldi	Összesen
Jövőbeni bejövő pénzáramok	1.647.975	176.514	1.824.489
Jövőbeni termelési költségek	-283.637	-40.502	-324.139
Jövőbeni fejlesztési és egyéb költségek	-136.617	-9.763	-146.379
Jövőbeni adóráfordítás	-197.566	-27.835	-225.401
Jövőbeni nettó pénzáram	1.030.155	98.415	1.128.570
Diszkont hatás	-459.050	-35.067	-494.118
Jövőbeni diszkontált nettó pézáramok standardizált értéke	571.104	63.347	634.452

millió forint	Konszolidált vállalatok 2006		
	Hazai	Külföldi	Összesen
Jövőbeni bejövő pénzáramok	1.416.838	149.675	1.566.514
Jövőbeni termelési költségek	-244.913	-23.846	-268.759
Jövőbeni fejlesztési és egyéb költségek	-169.122	-14.306	-183.428
Jövőbeni adóráfordítás	-210.835	-23.892	-234.727
Jövőbeni nettó pénzáram	791.968	87.631	879.599
Diszkont hatás	-325.142	-32.450	-357.593
Jövőbeni diszkontált nettó pézáramok standardizált értéke	466.826	55.181	522.006

millió forint	Konszolidált vállalatok 2007		
	Hazai	Külföldi	Összesen
Jövőbeni bejövő pénzáramok	1.361.413	377.658	1.739.071
Jövőbeni termelési költségek	-249.959	-62.457	-312.415
Jövőbeni fejlesztési és egyéb költségek	-170.634	-63.130	-233.764
Jövőbeni adóráfordítás	-209.564	-58.320	-267.883
Jövőbeni nettó pénzáram	731.257	193.751	925.008
Diszkont hatás	-262.803	-104.682	-367.485
Jövőbeni diszkontált nettó pézáramok standardizált értéke	468.454	89.069	557.523

E/2) Jövőbeli diszkontált nettó pénzáramok standardizált értékének változása

millió forint	Konszolidált vállalatok			Társult vállalatok	Összesen
	Hazai	Külföldi	Összesen		
2005. december 31-én	**571.104**	**63.347**	**634.452**	**-**	**634.452**
Árak és termelési költségek változásának nettó hatása	-37.390	7.732	-29.658	-	-29.658
Megtermelt olaj és gáz értékesítési és belső transzfer bevétele, csökkentve a termelési költségekkel	-148.047	-31.616	-179.663	-	-179.663
Termelésbe-állítási és egyéb költség változás az adott év alatt	19.967	2.949	22.916	-	22.916
Kiterjesztés, új felfedezés, IOR alkalmazás mennyiségi változása, csökkentve a kapcsolódó költségekkel	3.279	586	3.866	-	3.866
Termelésbe-állítási és egyéb költség változás	-7.147	-3.230	-10.377	-	-10.377
Készleteladás és készletvásárlás miatti változás	-	2.940	2.940	-	2.940
Készletbecslések felülvizsgálata miatti változás	5.253	-598	4.655	-	4.655
Diszkont feloldása	68.092	8.201	76.294	-	76.294
Nyereségadó nettó változása	-8.287	4.868	-3.418	-	-3.418
2006. december 31-én	**466.826**	**55.181**	**522.006**	**-**	**522.006**
Árak és termelési költségek változásának nettó hatása	78.006	24.855	102.861	-	102.861
Megtermelt olaj és gáz értékesítési és belső transzfer bevétele, csökkentve a termelési költségekkel	-110.899	-32.698	-143.597	-	-143.597
Termelésbe-állítási és egyéb költség változás az adott év alatt	21.647	-32.626	-10.978	-	-10.978
Kiterjesztés, új felfedezés, IOR alkalmazás mennyiségi változása, csökkentve a kapcsolódó költségekkel	4.730	-	4.730	-	4.730
Termelésbe-állítási és egyéb költség változás	-4.935	4.165	-770	-	-770
Készleteladás és készletvásárlás miatti változás	-55.370	796	-54.574	-	-54.574
Készletbecslések felülvizsgálata miatti változás	16.080	76.266	92.346	-	92.346
Diszkont feloldása	58.493	7.035	65.528	-	65.528
Nyereségadó nettó változása	-6.125	-14.335	-20.460	-	-20.460
2007. december 31-én	**468.454**	**89.069**	**557.523**	**-**	**557.523**

Társaságirányítás




1450
MOL

Társaságirányítás

A MOL Nyrt. mindig is kiemelten fontosnak tartotta a legmagasabb elvárásoknak megfelelő társaságirányítási rendszer fenntartását. A társaság elkötelezettségét többek között mutatja a Budapesti Értéktőzsde Felelős Vállalatirányítási Ajánlásairól tett nyilatkozat önkéntes közgyűlési elfogadása 2006-ban, a törvény által szabott határidő előtt. Emellett a társaság 2004. decemberben részvényeinek a Varsói Értéktőzsdére történő bevezetését megelőzően nyilatkozatot tett a Varsói Értéktőzsde társaságirányítási ajánlásainak alkalmazásáról. A társaság minden évben nyilatkozik a két tőzsde társaságirányítási ajánlásainak alkalmazásáról.

A MOL Nyrt. társaságirányítása összhangban van a Budapesti Értéktőzsde követelményeivel, a Pénzügyi Szervezetek Állami Felügyeletének irányelveivel és a jelenleg érvényes tőkepiaci szabályozással. Emellett a MOL Nyrt. rendszeresen felülvizsgálja az általa alkalmazott elveket, hogy ezen a területen is megfeleljen a folytonosan fejlődő legjobb nemzetközi gyakorlatnak. A MOL elkötelezettségét a magas szintű vállalatirányítás mellett jól mutatja a MOL Vállalatirányítási Kódex 2006-ban történt elfogadása. Ez a dokumentum részletesen bemutatja a MOL részvényesek jogait, a fő irányító testületek működését, valamint tárgyalja a javadalmazási és etikai kérdéseket. A MOL Vállalatirányítási Kódex közzétételre került a társaság honlapján.

A Deminor Rating nemzetközi társaságirányítási tanácsadó és minősítő cég 2003. december 30-ai riportjában kiemelkedőnek ítélte a MOL társaságirányítási gyakorlatát. A korábbi minősítés 2005-ben felülvizsgálatra került. Az új riport figyelembe vette a 2004. és 2005. év társaságirányítási fejlesztéseit és az eredeti 7,0-ról 7,5-re javította a MOL társaságirányítási minősítését (1-től 10-ig terjedő skálán). Az ISS Corporate Services (Deminor Rating jogutódja) 2007-ben felülvizsgálta és 8,0-ra tovább javította a MOL minősítését. A MOL minősítése a négyből három vizsgált területen javult; különösen a részvényesek jogai és kötelezettségei területen javított a társaság.

Az Igazgatóság

A MOL Nyrt. ügyvezető szerve az Igazgatóság, melynek kollektív felelősségi körébe tartozik valamennyi társasági művelet.

Az Igazgatóság, mint a MOL Nyrt. testületi felelősséggel működő ügyvezető szerve tevékenységében, célkitűzésében kiemelt feladatként szerepel a részvényesi érték növelése, az eredményesség és hatékonyság javítása, a működés átláthatóságának biztosítása, a kockázatok kezelése, a környezetvédelem és a biztonságos munkavégzés körülményeinek garantálása.

A MOL Nyrt. és leányvállalatai egységet alkotnak, ezért az Igazgatóság a fenti elvek és célok érvényesítését, a MOL-kultúra Csoport szintű elterjesztését elsődleges feladatának és kötelességének tekinti.

A fenti elvek és célok rávilágítanak arra a speciális és különleges kapcsolatra, amelyet az Igazgatóság a részvényesek és a vállalatvezetés, valamint a vállalat közt képvisel. Ennek a speciális szerepnek felel meg az Igazgatóság összetétele, azaz a nem alkalmazotti jogviszonyban álló igazgatók számának meghatározó többsége. (7 tag.) Az Igazgatóságnak az általa elfogadott (NYSE ajánlásán alapuló) kritériumok és a tagok nyilatkozata alapján jelenleg 7 tagja minősül függetlennek.

Az Igazgatóság tagjai és függetlenségi státusza (a tagok szakmai önéletrajza elérhető a MOL honlapján):

- Hernádi Zsolt, elnök-vezérigazgató – nem független
- Dr. Csányi Sándor, alelnök – független
- Akar László – független
- Michel-Marc Delcommune – nem független
- Dr. Dobák Miklós – független
- Dr. Horváth Gábor – független
- Kamarás Miklós – független
- Dr. Kemenes Ernő – független
- Molnár József (2007. október 12-től) – nem független (Molnár József előtt 2007. október 11-ig Simóka Kálmánné Dr. volt az Igazgatóság tagja független státusszal)
- Mosonyi György – nem független
- Iain Paterson – független

Kapcsolat a részvényesekkel

Az Igazgatóság tudatában van annak, hogy a testület felelős a MOL-csoport eredményeiért és teljesítményeiért, teljes működéséért, tisztában van a részvényesek elvárásaival, és mindent megtesz annak érdekében, hogy azoknak a társaság működtetése megfeleljen. Folyamatosan elemezi és értékeli a működési környezetet és a cégcsoport teljesítményét, hogy a részvényesek elvárásai maximálisan teljesüljenek.

A részvényesekkel történő kapcsolattartás hivatalos csatornái az éves jelentés, valamint a Budapesti Értéktőzsdén és a Varsói Értéktőzsdén keresztül közzétett negyedéves gyorsjelentések és egyéb bejelentések. A rendszeres és soronkívüli bejelentéseket a társaság megjelenteti a PSZÁF közzétételi, valamint saját honlapján is. Emellett a részvényesek tájékoztatást kapnak az üzletmenetről, az eredményekről és a stratégiáról az éves rendes közgyűlésen, valamint a rendkívüli közgyűléseken. Rendszeres befektetői körutakat szervezünk az Egyesült Államok, Kanada, az Egyesült Királyság és Európa nagyvárosaiba a befektetők – a részvénytulajdonosok és a letéti igazolások (DR) birtokosainak – tájékoztatására. A befektetők év közben is megkereshetik a MOL Nyrt.-t kérdéseikkel, a közgyűléseken felvethetnek kérdéseket és javaslatokat tehetnek. A befektetők visszajelzéseiről az Igazgatóság rendszeresen tájékoztatást kap.

2007-ben a MOL 15 befektetői körút vagy konferencia keretében (3 az Egyesült Államokban, 12 Európában) több mint 200 találkozón vett részt jelenlegi vagy lehetséges befektetőkkel.

A MOL Befektetői Kapcsolatok szervezete felelős a fenti tevékenységek összefogásáért és a részvényesekkel történő napi kapcsolattartásért (Elérhetőség a „Részvényesi Információk" fejezetben az éves jelentés végén található). További információ a MOL honlapján (www.molgroup.hu) is elérhető, ahol egy külön fejezet foglalkozik a részvényeseket és a pénzügyi világ tagjait érintő kérdésekkel.

Az Igazgatóság működése
Az Igazgatóság, mint testület működik és hoz határozatokat.

Az Igazgatóság a társaság megalapításakor, 1991-ben ügyrendben határozta meg saját működését, amelyet rendszeresen aktualizál a legjobb gyakorlat fenntartása érdekében.

Az ügyrend tartalmazza:
- az Igazgatóság feladat- és hatáskörét,
- az Igazgatóság által működtetett bizottságok körét,
- az Igazgatóság számára szükséges információk körét és a jelentések gyakoriságát,
- az elnök és alelnök főbb feladatait,
- az igazgatósági ülések rendjét és előkészítését, annak állandó napirendjét (keretét),
- a döntéshozatali rendszert, a döntések végrehajtásának ellenőrzését.

Az Igazgatóság beszámolója 2007. évi tevékenységéről
2007-ben az Igazgatóság 10 ülést tartott, 91%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok – mint a bizottsági elnökök beszámolója a legutóbbi igazgatósági ülés óta végzett tevékenységekről, a tőkepiaci folyamatok áttekintése – mellett az Igazgatóság egyedileg értékeli valamennyi üzleti szegmens teljesítményét is.

Összhangban a cég stratégiai céljaival, az Igazgatóság döntött többek között az orosz Matjushkinskaya Vertical LLC olajtermelő vállalat, az olasz IES finomító és kereskedelmi társaság, a horvát Tifon töltőállomás-lánc 100%-ának megvásárlásáról, valamint stratégiai együttműködés kialakításáról a cseh CEZ energetikai konszernnel. Az év során az Igazgatóság áttekintette a cég üzleti területei stratégiai és üzleti célkitűzéseinek megvalósítását, valamint az értékteremtő növekedési lehetőségeket.

Az Igazgatóság bizottságai

Az Igazgatóság egyes feladatok megoldása céljából bizottságokat hozott létre. A bizottságok előzetes határozathozatali jogosítvánnyal rendelkeznek az Igazgatóság és a menedzsment közti hatásköri megosztást tartalmazó döntési és hatásköri listában (DHL) meghatározott kérdésekben.

- A bizottságok feladatait az Igazgatóság határozza meg.
- Az Igazgatóság elnöke szintén felkérheti a bizottságokat egyes feladatok ellátására.

A bizottságok tagjait és elnökét az Igazgatóság választja.

Az Igazgatóság az alábbi bizottságokat működteti:

Pénzügyi és Kockázatkezelési Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):
- Dr. Dobák Miklós – elnök, 2002. október 25.
- Akar László, 2002. október 25.
- Dr. Kemenes Ernő, 2002. október 25.
- Iain Paterson, 2000. szeptember 8.
- Simóka Kálmánné Dr. 2002. október 25. - 2007. október 11-ig

Feladatai:
- a pénzügyi és ehhez kapcsolódó jelentések ellenőrzése,
- a belső ellenőrzési rendszer hatékonyságának figyelése,
- a tervezés, az audit körének és eredményeinek ellenőrzése,
- a külső auditor függetlenségének és objektivitásának biztosítása.

Társaságirányítási és Javadalmazási Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):
- Dr. Csányi Sándor – elnök, 2000. november 17.
- Hernádi Zsolt, 2000. szeptember 8.
- Dr. Horváth Gábor, 2000. szeptember 8.
- Kamarás Miklós, 2002. október 25.

Feladatai:
- a testületi tevékenység elemzése, értékelése
- az igazgatósági tagsággal kapcsolatos kérdések,
- a tulajdonosok (részvényesek) és Igazgatóság közötti kapcsolattartás támogatása
- az ügyrendi, szabályozási és etikai kérdések
- a vállalati folyamatok, eljárások, szervezeti megoldások, kompenzációs rendszerek áttekintése, javaslatok a legjobb gyakorlat megvalósítására.

Fenntartható Fejlődés Bizottság:

Tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):
- Mosonyi György – elnök, 2006. június 29.
- Michel-Marc Delcommune, 2006. június 29.
- Dr. Kemenes Ernő, 2006. június 29.
- Iain Paterson, 2006. június 29.

Feladatai:
- az SD (Sustainable Development – Fenntartható fejlődés) kérdések integrált kezelésének biztosítása az egységek és a MOL-csoport szintjén,
- a MOL-csoport Fenntartható Fejlődés Menedzsment Rendszere (SDMS) megfelelőségének és működésének vizsgálata az előírások, szabályozások és a legjobb nemzetközi gyakorlat tekintetében,
- az összes SD audit és vizsgálat terv, az SDMS keretében kitűzött célok, az eredmények és beszámolók rendszeres áttekintése és értékelése,
- a Bizottság saját tevékenységének és az SDMS teljesítményének évente történő értékelése.

A Pénzügyi és Kockázatkezelési Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Pénzügyi és Kockázatkezelési Bizottság 6 ülést tartott, 86%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok mellett – beleértve az összes nyilvános pénzügyi beszámoló felülvizsgálatát, a könyvvizsgáló munkájának támogatását valamint a belső audit rendszeres vizsgálatát – a bizottság jelentős időt szánt a következő témáknak is:
- Kockázatkezelés: a bizottság áttekintette a vállalat legfőbb kockázati faktorait, valamint az azokhoz rendelt kockázat csökkentő akciók státuszjelentéseit. A Bizottság megvitatta a vállalati szintű kockázatkezelés (ERM) további alkalmazási lehetőségeit.

- Belső audit tevékenység: a bizottság értékelte a belső audit jelentéseket és az éves belső audit terv végrehajtását.
- Pénzügyi helyzet: a bizottság folyamatosan nyomon követte a társaság pénzügyi helyzetét.

A Társaságirányítási és Javadalmazási Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Társaságirányítási és Javadalmazási Bizottság 9 ülést tartott, 94%-os átlagos részvételi arány mellett. A társaságirányítási, javadalmazási és a menedzsment összetételével kapcsolatos kérdések mellett a bizottság számos kulcsfontosságú stratégiai és az elért teljesítményekkel kapcsolatos témát megvitatott, mielőtt azokat az Igazgatóság tárgyalta.

A Fenntartható Fejlődés Bizottság beszámolója 2007. évi tevékenységéről

2007-ben a Fenntartható Fejlődés Bizottság 2 ülést tartott, 100%-os átlagos részvételi arány mellett. A Bizottság meghatározta a 2008-as célokat és véleményezte a Fenntarthatósági jelentést.

Az Igazgatóság és az Ügyvezetés kapcsolata:

A DHL határozza meg az Igazgatóság által az Ügyvezetéshez delegált döntési és hatásköri jogosítványokat annak érdekében, hogy az Igazgatóság által lefektetett üzleti, EBK, etikai, kockázatkezelési és belső kontroll politikák a leghatékonyabban érvényesüljenek.

A DHL alapelvei:

- a részvényesek érdekének biztosítása az Igazgatóságon keresztül,
- a hatékonyabb, gyorsabb, MOL szinten egységes döntéshozatal támogatása és elősegítése,
- a menedzsment döntési szabadsága és a szigorú belső irányítási- és teljesítménymérési rendszer kívánalmai között a megfelelő egyensúly biztosítása,
- a döntési kompetenciák azon a szinten jelentkezzenek, ahol a legtöbb információ áll rendelkezésre a döntés meghozatalára,
- a megfelelő utóértékelés, kontroll biztosítása,
- a funkcionális és üzleti mátrix irányítás MOL Nyrt. és leányvállalati szinten való biztosítása.

A rendszer, melyet a belső audit folyamatosan ellenőriz, arra hivatott, hogy megelőzze azt, hogy a vállalat hibásan hajtsa végre az Igazgatóság által meghatározott politikát és stratégiát.

A DHL strukturálása lefedi a társaság vezetési szintjeit, azaz az I. vezetői szint jelenti az elnök-vezérigazgatót és a vezérigazgatót. A II., III. és IV. vezetői szinten helyezkednek el az üzleti területek vezetői és a leányvállalati felsővezetők.

Az Igazgatóság és a fenti vezetési szintek közti szervezeti szintként működik az Ügyvezető Testület (Executive Board vagy EB), melynek tagjai:

- Hernádi Zsolt – elnök-vezérigazgató
- Mosonyi György – vezérigazgató
- Molnár József – pénzügyi vezérigazgató-helyettes
- Alács Lajos – stratégia és üzletfejlesztés ügyvezető igazgató
- Áldott Zoltán – kutatás-termelés ügyvezető igazgató
- Horváth Ferenc – termékelőállítás és kereskedelem ügyvezető igazgató
- Simola József – társasági támogatás ügyvezető igazgató

Az Ügyvezető Testület egy döntés-előkészítő fórum, ahol minden tagnak véleménykifejtési kötelezettsége van, melyek alapján a végső döntést az elnök-vezérigazgató hozza. Amennyiben a vezérigazgatónak, illetve a pénzügyi vezérigazgató-helyettesnek eltérő véleménye van, a döntést az Igazgatóság hozza.

A külső (alkalmazásban nem álló) igazgatósági tagok ösztönzése

Társaságunk célja olyan ösztönzési rendszer megteremtése az Igazgatóság külső tagjai számára, mely a fix összegű díjazás mellett lehetővé teszi a résztvevők érdekközösségének erősödését, elősegíti a hosszú távú vállalati teljesítmény és a MOL-részvények értékének folyamatos növelését, s biztosítja, hogy az Igazgatók érdekei egybe essenek a társaság részvényeseinek érdekeivel.

A külső igazgatósági tagok jelenleg hatályos ösztönzési rendszerének alapjairól a 2003. szeptember 1-jei rendkívüli közgyűlés, a rendszer aktualizálásáról és további finomításáról pedig a 2004. és 2005. évi közgyűlés határozott.

Az ösztönzési rendszer elemei:

- Átváltoztatható kötvény program: Az ösztönzési rendszer ezen elemében az elérhető jövedelem mértéke a MOL részvények tőzsdei árfolyamának növekedésétől függ, ezzel biztosítva a vezetők és részvényesek érdekeinek minél teljesebb összhangját.

  A programban részt vevő igazgatósági tagok és a jogosult felsővezetők zárt körben kibocsátott „A" sorozatú törzsrészvényre átváltoztatható kötvényeket jegyezhettek banki hitel felvételével, 2003. október 9-én. A programhoz 1.200 db 10 MFt névértékű kötvény került kibocsátásra, melyet 5 év alatt egyenlő részletekben válthatnak át a jogosultak MOL részvényre. Az átváltható kötvények lejárata 2008. október.

  A jegyezhető kötvényszám a MOL Nyrt. igazgatósági tagjai számára 25 db/fő, bizottsági elnökök esetében 30 db/fő, igazgatóság elnökének (vagy az igazgatóság alelnökének, amennyiben az elnök alkalmazotti jogviszonyban áll) 35 db volt.

  A programhoz a 2004. április 30-i közgyűlési határozat alapján csatlakozhattak azok az igazgatósági tagok is, akik az eredeti jegyzésben a rájuk vonatkozó korlátozó rendelkezések alapján még nem vehettek részt.

  A programban jogszabályi korlátozások miatt részt venni továbbra sem tudó igazgatót társaságunk készpénzben kompenzálja a többi résztvevő igazgató által realizálható nyereség figyelembe vételével.

- Fix összegű juttatás: Az Igazgatók az átváltoztatható kötvények jegyzésére való jogosultságuk mellett 2003. április 1-től kezdődően az alábbi meghatározott nettó összegű díjazásban részesülnek, a mindenkori éves rendes közgyűlést követően:
  Külső igazgatók esetében – 25.000 EUR/év
  Elnök* esetében – 41.500 EUR/év

* amennyiben az elnöki tisztséget nem külső igazgató tölti be, a díjazás a külső igazgató alelnököt illeti meg

Egyéb juttatások:
A nem magyar állampolgár és nem magyarországi lakhelyű Igazgatósági tagok minden Igazgatósági ülés után (maximum 15 alkalommal), mikor Magyarországra utaznak 1.500 euró juttatásban részesülnek. A bizottságokat vezető Igazgatósági tagok havi 1.000 euró díjazást kapnak.

A felsővezetés ösztönzési rendszere

A felsővezetés ösztönzési Rendszere 2007. évben az alábbi elemekből tevődött össze :

1. Ösztönző (bónusz)
Az ösztönzőkitűzés mértéke az éves alapbér 40-100%-a, melyet a jogosultak a közgyűlést követő értékelés alapján kapnak meg készpénzben.

Az ösztönzőkitűzés részei:
- a társasági és szervezeti szintű kiemelt pénzügyi mutatók (pl. ROACE, működési cash flow, munkaidő kieséssel járó munkabalesetek gyakorisága, CAPEX hatékonyság)
- az adott vezető felelősségi területével kapcsolatos, adott évre vonatkozó konkrét egyéni célfeladatok.

2. Relatív teljesítményösztönző.
A relatív teljesítményösztönző alapja az éves bér 10%-a, mértékét a menedzserek egyéni teljesítményei alapján képzett rangsor határozza meg.

3. Opciós program:
2006-ban került bevezetésre a rendszer, mely a korábbi halasztott kifizetésű ösztönzést váltotta fel. Az opciós program a MOL-csoport menedzsmentjének hosszú távú részvényárfolyam-növelés érdekeltségét teremti meg.

Az ösztönző évenként MOL részvény vételi opciós konstrukció alapján számított készpénz kifizetésű bérösztönző, melynek futamideje: 5 év.

4. Kötvényprogram
A MOL Nyrt. ügyvezető testületének tagjai, felsővezetői és a MOL-csoport néhány kiemelt vezetője részére a 2003. szeptember 1-jei rendkívüli közgyűlésen az Igazgatóság számára jóváhagyott hosszú távú ösztönzési program is kiterjesztésre került. (E program résztvevői a kötvényprogram ideje alatt nem vesznek részt a fent részletezett opciós programban.)

E program keretében 2003. októberben
az ügyvezető testület tagjai (4 fő) – 335 db kötvény
további felső vezetők (4 fő) – 220 db kötvény
MOL-csoport kiemelt vezetői (8 fő) – 250 db kötvény
jegyzésére voltak jogosultak. A programhoz 2004. júliusában további 3 vezető csatlakozott, akik a lejegyzett kötvényállományból összesen 105 db kötvényt vásárolhattak meg.

2004. szeptemberében 2 fő felsővezetőtől összesen 80 db kötvény került visszavásárlásra majd 2004 októberében 2 fő – a kötvényprogramban már részt vevő – felsővezető számára további összesen 24 db kötvény megvásárlását hagyta jóvá a társaság elnök-vezérigazgatója. A 2005.

évben egy fő felsővezetőtől 36 db kötvényt vásárolt vissza társaságunk. 2006. évben nem volt változás a programban.

2007. szeptemberében társaságunk egy fő kiemelt vezetőtől 5 kötvényt, októberben pedig egy fő igazgatósági tagtól további 5 kötvényt vásárolt vissza.

Egyéb béren kívüli juttatások:
Ebbe a körbe tartozik a személyes célra is használható vállalati autó, élet-, baleset-, utazási- és felelősségbiztosítás, valamint a kiemelt egészségügyi szűrővizsgálat.

Felügyelő Bizottság

A Felügyelő Bizottság a tulajdonosok megbízásából ellenőrzi a társaság ügyvezetését.
A MOL Nyrt. alapszabálya szerint a társaság Felügyelő Bizottsága maximum 9 tagból állhat, jelenleg a testület 9 főből áll. A Társasági Törvény értelmében a testületben a munkavállalói oldalt a Bizottság 1/3-ának kell képviselni, így a MOL Nyrt. Felügyelő Bizottságában 3 fő képviseli a dolgozókat, és 6 fő a tulajdonosok által megbízott külső személy.

A Felügyelő Bizottság tagjai és függetlenségi státusza:
- Dr. Kupa Mihály, elnök – független
- Benedek Lajos – nem független (munkavállalói képviselő 2007. október 12-től)
- John I. Charody – független
- Dr. Chikán Attila – független
- Slavomír Hatina – független
- Juhász Attila – nem független (munkavállalói képviselő 2007. október 12-től)
- Dr. Lámfalussy Sándor – független
- Major János – nem független (munkavállalói képviselő)
- Vásárhelyi István – független
- Bognár Piroska – nem független (munkavállalói képviselő 2007. október 11-ig)
- Kudela József – nem független (munkavállalói képviselő 2007. október 11-ig)

A Felügyelő Bizottság állandó napirendi pontjai között szerepel az Igazgatóság negyedéves beszámolója a társaság működéséről, a Belső Audit és a Társasági Biztonság beszámolója, ezeken felül a Felügyelő Bizottság az éves rendes közgyűlés elé kerülő anyagokat is áttekinti.
2007-ben a Felügyelő Bizottság 5 ülést tartott, 87%-os átlagos részvételi arány mellett.

A Felügyelő Bizottság tagjainak díjazása
A Felügyelő Bizottság javadalmazásáról legutóbb a 2005. április 27-i közgyűlés döntött. Ennek megfelelően a Felügyelő Bizottság tagjai havi 3.000 euró, elnöke havi 4.000 euró díjazásban részesülnek. A havi díjazáson túl a Felügyelő Bizottság elnöke évente maximum tizenöt (15) alkalommal további 1.500 euro díjazásban részesül minden olyan igazgatósági vagy igazgatósági bizottsági ülés után, amelyen részt vesz.

Audit Bizottság
2006-ban a közgyűlés Audit Bizottságot választott a Felügyelő Bizottság független tagjai közül. Az Audit Bizottság megerősíti a társaság pénzügyi és számviteli politikája feletti független kontrolt. Az Audit Bizottság hatáskörébe többek között az alábbi feladatok tartoznak:

- a számviteli törvény szerinti beszámoló véleményezése;
- javaslattétel a könyvvizsgáló személyére és díjazására;
- a könyvvizsgálóval megkötendő szerződés előkészítése,
- a könyvvizsgálóval szembeni szakmai követelmények és összeférhetetlenségi előírások érvényre juttatásának figyelemmel kísérése, a könyvvizsgálóval való együttműködéssel kapcsolatos teendők ellátása, valamint – szükség esetén – az igazgatóság vagy a felügyelő bizottság számára intézkedések megtételére való javaslattétel;
- a pénzügyi beszámolási rendszer működésének értékelése és javaslattétel a szükséges intézkedések megtételére, valamint
- a felügyelő bizottság munkájának segítése a pénzügyi beszámolási rendszer megfelelő ellenőrzése érdekében.

Az Audit Bizottság tagjai és kinevezésük ideje (a tagok szakmai önéletrajza elérhető a MOL honlapján):
- John I. Charody – 2006. április 27.
- Dr. Chikán Attila – 2006. április 27.
- Dr. Kupa Mihály – 2006. április 27.,
- valamint valamely állandó tag tartós akadályoztatása esetén a kiesett tag helyett Dr. Lámfalussy Sándor.

Az Audit Bizottság beszámolója 2007. évi tevékenységéről
2007-ben az Audit Bizottság 7 ülést tartott, 95%-os átlagos részvételi arány mellett. A rendszeres napirendi pontok mellett – beleértve az összes nyilvános pénzügyi beszámoló felülvizsgálatát, a könyvvizsgáló munkájának támogatását valamint a belső audit rendszeres vizsgálatát – a bizottság jelentős időt szánt a következő témáknak is:

- Kockázatkezelés: a bizottság áttekintette a vállalat legfőbb kockázati faktorait, valamint az azokhoz rendelt kockázat csökkentő akciók státuszjelentéseit. A Bizottság megvitatta a vállalati szintű kockázatkezelés (ERM) további alkalmazási lehetőségeit.
- Belső audit tevékenység: a bizottság tájékoztatást kapott a belső audit jelentésekről és az éves belső audit terv végrehajtásáról.
- Pénzügyi helyzet: a bizottság folyamatosan nyomon követte a társaság pénzügyi helyzetét.

Könyvvizsgálók

A MOL-csoport könyvvizsgálatát 2007. és 2006. években az Ernst and Young végezte, kivéve az orosz ZMB vegyesvállalat, valamint a Fedorovsky kutatási projekt vállalata vonatkozásában, amelyek könyvvizsgálója a Deloitte & Touche, illetve a PricewaterhouseCoopers voltak.

A könyvvizsgálati szerződés keretében az Ernst & Young auditálja a 2000. évi C törvény (Számviteli törvény) szerint készített egyedi éves beszámolókat, a MOL Nyrt. közbenső mérlegeit, valamint a Nemzetközi Pénzügyi Beszámolási Standardok (IFRS, korábban IAS) szerint készült konszolidált éves beszámolót. Az említett pénzügyi kimutatások vizsgálata a magyar Nemzeti Könyvvizsgálati Standardok, a Nemzetközi Könyvvizsgálati Standardok (ISA), valamint a Számviteli Törvény és a könyvvizsgálatra vonatkozó egyéb törvények és jogszabályok alapján került végrehajtásra. A könyvvizsgálók a könyvvizsgálati munka folyamatosságát rendszeres helyszíni munkavégzéssel, illetve a MOL fő testületi ülésein történő részvétellel és egyéb konzultációs

formákon keresztül biztosítják. A könyvvizsgálók ezenkívül negyedévente áttekintik a tőzsdei gyorsjelentést, bár teljes könyvvizsgálatot nem végeznek, és így nem bocsátanak ki könyvvizsgálói jelentést sem ezekről.

Az Ernst & Young egyéb szolgáltatásokat is nyújtott a MOL Nyrt.-nek. A könyvvizsgálók részére 2007-ben illetve 2006-ban kifizetett díjak a következők voltak (millió Ft):

A könyvvizsgálóknak kifizetett díjak (millió Ft)	**2007**	**2006**
MOL Nyrt. könyvvizsgálatának díja (beleértve a közbenső mérlegek vizsgálatát)	177	165
Leányvállalatok könyvvizsgálatának díja	380	315
Egyéb nem-audit szolgáltatások	79	72
Adótanácsadói szolgáltatások	16	34
Összesen	**648**	**586**

Az egyéb nem-audit szolgáltatások mind 2007-ben, mind 2006-ban a MOL számára végzett átvilágítási projektekhez kapcsolódtak.

Az Igazgatóság véleménye szerint az Ernst & Young által a fenti jogcímeken nyújtott szolgáltatások nem veszélyeztetik a könyvvizsgálói függetlenséget.

Integrált kockázatkezelési rendszer – „teljes felszerelésben"

A MOL-csoport integrált kockázatkezelési rendszerének létrehozása és sikeres implementálása helyes és időszerű döntésnek bizonyult. 2005-re a MOL-csoport – építve a korábbiakban felhalmozott tapasztalatokra és ismeretekre – képessé vált az Egységes Vállalati Kockázatkezelés (ERM) gyors bevezetésére és az azóta eltelt két év tapasztalatai alapján elmondható, hogy számos értékteremtő lépés köszönhető ennek a folyamatnak. Az elmúlt évek történései (különösen a pénzügyi szektorban) alátámasztották egy hatékony és átfogó kockázatkezelés szükségességét – mely így egy jól menedzselt vállalat szükségszerű funkciójává vált. A nyugtalanító események mellett számos más jele is mutatkozik a vállalati kockázatkezelési technikák növekvő jelentő-

ségének, mint például a pénzügyi kockázatok és azok kezelésének közzétételi kötelezettsége az új IFRS követelmények szerint (2007-től), valamint az S&P aktuális tervei az alkalmazott ERM gyakorlat figyelembe vételére a hitelkockázati besorolásnál – amit a Dow Jones már minősít is Fenntarthatósági Indexük éves felmérése során. A MOL-csoport kijelentheti, hogy fejlett kockázatkezelési tevékenységet folytat, mely szerves részét képezi a vállalatirányítási struktúrának.

A 2007-es év az integrált kockázatkezelési tevékenység további fejlesztéseit hozta. (A rendszer még 2005-ben lett bevezetve, amikor a már létező Pénzügyi Kockázatkezelés és Biztosítás Menedzsment kiegészült az Egységes Vállalati Kockázatkezeléssel, majd az Üzletfolytonosság Menedzsmenttel vált teljessé.)

Négy pilléren nyugvó rendszer kezeli a kockázatok széles spektrumát

Az Egységes Vállalati Kockázatkezelés (ERM) keretében végezzük a különböző típusú kockázatok integrálását egy hosszú távú, átfogó és dinamikus modellbe, amely a MOL-csoport összes üzletágára kiterjesztésre került. Az ERM a pénzügyi és működési kockázatokat a stratégiai kockázatok széles körével együtt kezeli. A különböző típusú kockázatok azonosítása után azok számszerűsítése következik, ugyanazt a módszertant alkalmazva – bekövetkezési valószínűségük és lehetséges hatásuk becslésével. A kockázatok csoportszinten konszolidálásra is kerülnek a modellben, melynek időhorizontja a hosszú távú szemléletet hangsúlyozza (a stratégiai időtávval összhangban): a nettó jelenérték lehetséges alakulásának (azaz értékei valószínűségi eloszlásának) vizsgálatakor a következő 10 év, valamint az azt követő időszak hatásait is figyelembe vesszük. Az ERM feltárja a vállalat eredményeire ható legfontosabb kockázatokat (mind csoport-, mind üzletági szinten), és felhívja a figyelmet a szükséges döntések meghozatalára – mely kockázatokat akarja a Csoport megtartani, és melyek esetében szükséges kockázatcsökkentő lépéseket tenni. Bizonyos kockázatokat csoportszinten, másokat divíziószinten célszerű kezelni, ún. kockázatfelelősök irányítása alatt. A Kockázatkezelés – a kockázatfelelősök által negyedévente készített jelentések segítségével – rendszeresen ellenőrzi ezen kockázatcsökkentő lépések megvalósulását.

A Pénzügyi Kockázatkezelés a rövidtávú, piaci kockázatokkal foglalkozik. A tömegáruk árkockázatát, a devizapiaci- és kamatlábkockázatokat Monte-Carlo szimulációs módszerrel, egy komplex modell keretében mérjük, mely a portfoliohatásokat is figyelembe veszi. A pénzügyi kockázatokat – amennyiben szükséges – megfelelő eszközök (mint swap, határidős és opciós ügyletek) segítségével fedezzük. Ez a tevékenység egy viszonylag rövidebb, 12 hónapos periódusra koncentrál. A Csoport pénzügyi és stratégiai céljaihoz kapcsolódó limiteknek való megfelelésről a felső-vezetés havi rendszerességgel kap tájékoztatást.

Az elfogadható szint fölötti működési kockázatok áthárítása a Biztosítás Menedzsment feladata. A biztosítások kötése a működési kockázatok kezelésének egyik legfontosabb eszköze. A legjelentősebb biztosítás típusok a következők: vagyonkár, üzemszünet, felelősség és kútkitörés. A biztosítási üzlet sajátosságaiból következően a biztosítások menedzsmentje éves ciklusokba rendeződik (mivel a legtöbb biztosítási program éves megújítású). Miután a biztosítások kötése csoportszinten (MOL, Slovnaft, TVK) egy közös biztosítási program keretében zajlik, a MOL-csoport számottevő szinergiahatásokat tud elérni.

Az Üzletfolytonosság Menedzsment (BCM) a váratlan működési fennakadásokra történő felkészülés folyamata. Az üzletfolytonossági tervek, krízismenedzsment-folyamatok és más kockázatellenőrző programok (mint például rendszeres műszaki felülvizsgálatok) kiemelten fontosak az olyan üzletágakban, ahol a működési kockázatok – a tevékenység alapját képező kémiai és fizikai

folyamatok következtében – jelentősek; és a MOL-csoport tevékenysége túlnyomórészt ilyen. Így a biztonságra és felkészültségre való törekvéseinknek megfelelően 2007-ben a Kockázatkezelés folytatta a BCM módszertanának kiterjesztését az összes magas működési kockázattal rendelkező divízióra.

Értékes szinergiák realizálhatóak a kockázatok átfogó kezelése révén

A kockázatkezelési tevékenység integráltsága lehetőséget teremt a MOL-csoport számára, hogy a kockázatkezelés fentiekben részletezett négy pillére közötti szinergiákat kiaknázza. A pénzügyi kockázatok modellezésére szolgáló inputadatok és módszertan az ERM-ben is használható. Ehhez hasonlóan a biztosítási tevékenység kapcsán a működési kockázatokról szerzett információk ugyancsak hasznosak az ERM fejlesztése során. Az ERM működési kockázatokat érintő eredményei (pl.: a működési kockázatok rangsora várható hatásaik szerint) jó iránymutatást szolgáltatnak a biztosítások menedzseléséhez, mivel rávilágítanak, hogy mely területek azok, amelyek mindenképpen biztosítási fedezetet igényelnek és melyek azok, ahol a kockázatok kezeléséről való döntés további vizsgálatot igényel. Mind az ERM, mind a biztosítási terület szolgáltat inputokat a BCM számára, kiemelve azon legfontosabb területeket, melyekre a BCM-nek fókuszálnia kell. A BCM és a biztosítási terület egyébként is szoros kapcsolatban áll egymással, mivel mindkét terület a működési kockázatok kezelésére összpontosít. Például egy hatékony BCM tevékenység mérsékelni tudja a MOL-csoport kitettségét az üzemszüneti károk tekintetében, ezáltal csökkentve a megvásárolandó biztosítási fedezetek nagyságát. Emellett a teljes szervezet kockázat-tudatossága is erősödik, elsősorban annak köszönhetően, hogy az ERM és a BCM folyamatokba a MOL-csoport számos területe bevonásra került.

Tőkeallokációt érintő döntések támogatása

Az ERM legfontosabb szerepe nemcsak az, hogy információt szolgáltasson azon kritikus kockázatokról, amelyekkel a MOL-csoportnak szembe kell néznie, hanem az is, hogy támogatást nyújtson a felsővezetésnek az egyes projektek kockázati profiljait is figyelembe vevő, megalapozottabb döntések meghozatalában. Emiatt kezdeményezte a GRM egy kockázat-hozam megközelítést is magában foglaló projektértékelési módszertan kidolgozását. Az ERM modell eredményeire alapozva minden jelentős projektnek (és lehetséges felvásárlási célpontnak) meghatározható a MOL-csoport stratégiai időtávú kockázat-hozam profiljára gyakorolt hatása.





Igazgatóság

Hernádi Zsolt (48)

Az Igazgatóság elnöke 2000. július 7-től, elnök-vezérigazgató 2001. június 11-től, az Igazgatóság tagja 1999. február 24-től. Tagja az Igazgatóság Társaságirányítási és Javadalmazási Bizottságának.

1989 és 1994 között számos pozíciót töltött be a Kereskedelmi és Hitelbank Rt.-ben, 1992-től 1994-ig a pénzintézet vezérigazgató-helyettese. A Magyar Takarékszövetkezeti Bank Rt. vezérigazgatója 1994 és 2001 között, 1994 és 2002 között tagja az igazgatóságnak. 1995 és 2001 között a Magyar Bankszövetség elnökségének tagja, 2001-től tagja a European Round Table of Industrialists szakmai szervezetnek.

Dr. Csányi Sándor (55)

Az Igazgatóság tagja 2000. október 20-tól, alelnöke 2001-től. Az Igazgatóság Társaságirányítási és Javadalmazási Bizottságának elnöke.

A pénzügy szakos közgazda, egyetemi doktor, okleveles árszakértő, bejegyzett könyvvizsgáló első munkahelye a Pénzügyminisztérium volt. Dolgozott a Mezőgazdasági és Élelmezésügyi Minisztériumban, valamint a Magyar Hitelbanknál. 1989-től 1992-ig a Kereskedelmi és Hitelbank vezérigazgató-helyettese, 1992-től az Országos Takarékpénztár és Kereskedelmi Bank Nyrt. (OTP Bank Nyrt.) elnök-vezérigazgatója. A 2006. április 28-i közgyűlés újabb öt évre megerősítette az OTP Bank Nyrt. elnök-vezérigazgatói posztján. Tagja az egyik legjelentősebb nemzetközi kártyatársaság, a MasterCard európai igazgatóságának, a Magyar Bankszövetség Elnökségének és társelnöke a Vállalkozók és Munkáltatók Országos Szövetségének (VOSZ). Felügyelőbizottsági elnök az OTP Bank két leányvállalatánál, a legnagyobb bolgár lakossági banknál (DSK) és az OTP Garancia Biztosítónál. 2004-től a Nyugat-Magyarországi Egyetem címzetes egyetemi tanára. Dr. Csányi Sándor tagja a Cégvezetők Nemzetközi Társaságának és a Banki Tanulmányok Nemzetközi Intézetének.





Az Igazgatóság további tagjai

Akar László (55)

Az Igazgatóság tagja 2002. október 11-től. Tagja az Igazgatóság Pénzügyi és Kockázatkezelési Bizottságának.

1977 és 1990 között az Országos Tervhivatalban és a Pénzügyminisztériumban töltött be vezető pozíciókat. 1994 és 1998 között a Pénzügyminisztérium politikai államtitkára, a Kormány Gazdasági Kabinetjének titkára, az IMF Magyarországot képviselő helyettes kormányzója. 1998-tól a GKI Gazdaságkutató Rt. vezérigazgatója. Az MNB Felügyelő Bizottságának elnöke 2002-től 2007-ig. 2005-ben Heller Farkas díjat kapott. 2006-ban a Francia Nemzeti Érdemrend Lovagi Fokozata kitüntetésben részesült.

Michel-Marc Delcommune (60)

A Társaság pénzügyi vezérigazgató-helyettese 1999. október 11-től 2004. szeptember 1-ig, majd stratégiai igazgató 2006. július 1-ig, az Igazgatóság tagja 2000. április 28-tól. Tagja az Igazgatóság Fenntartható Fejlődés Bizottságának.

1972-ben csatlakozott a PetroFina csoporthoz, majd 1990-től elsősorban vállalati pénzügyekkel és biztosítási kérdésekkel foglalkozott, mint vezérigazgató-helyettes és CFO. A fentiek mellett 1999-től humánerőforrás-igazgatóként is irányította a Fina és a Total vállalatok sikeres egyesülési folyamatát. Tagja a Cornell Egyetem Nemzetközi Tanácsadó Testületének, és a TVK Rt. Igazgatóságának. Belga állampolgár.

Dr. Dobák Miklós (53)

Az Igazgatóság tagja 1996. május 29-től. Az Igazgatóság Pénzügyi és Kockázatkezelési Bizottságának elnöke.

A közgazdaságtudományok kandidátusa, a Corvinus Egyetem Vezetéstudományi Intézetének igazgatója, a Vezetés és Szervezés Tanszék tanszékvezető professzora. A Horváth & Partners tanácsadó cég nemzetközi partnere.







Dr. Horváth Gábor (52)

Az Igazgatóság tagja 1999. február 24-től. Tagja az Igazgatóság Társaságirányítási és Javadalmazási Bizottságának.

1990 óta önálló ügyvédi irodát vezet. Fő tevékenysége a társasági jog, a vállalati pénzügyi jog és a vállalatszervezési jog. Az OTP Bank Nyrt. és a CD Hungary Rt. Felügyelő Bizottságának tagja.

Kamarás Miklós (63)

Az Igazgatóság tagja 2002. október 11-től. Tagja az Igazgatóság Társaságirányítási és Javadalmazási Bizottságának.

1972-1990 között az ÉPGÉP-nél töltött be különböző vezető pozíciókat, majd a vállalat vezérigazgatója lett. 1995 és 1998 között az ÁPV Rt. vezérigazgató-helyettese. 1998-tól a Deloitte & Touche Magyarország partnereként és más könyvvizsgáló cégek vezetőjeként dolgozott. 2002 és 2004 között az ÁPV Rt. vezérigazgatója és a társaság igazgatóságának tagja. A Budapest Airport Rt. Igazgatóság elnöke 2005. május 30-ig. A BAUGÉP Kft. Felügyelő Bizottság elnöke. Jelenleg a MÁV Zrt. Igazgatóságának elnöke.

Dr. Kemenes Ernő (68)

Az Igazgatóság tagja 2002. október 11-től. Tagja az Igazgatóság Pénzügyi és Kockázatkezelési Bizottságának és a Fenntartható Fejlődés Bizottságnak.

1963-tól a Budapesti Közgazdaságtudományi Egyetem oktatója, később tanszékvezető tanár. 1968 és 1987 között különböző vezető pozíciókat töltött be az Országos Tervhivatalban, a Művelődési Minisztériumban és a Miniszterelnöki Hivatalban. 1987 és 1990 között az Országos Tervhivatal vezetője, miniszteri rangban. 1992 és 2001 között a Deloitte & Touche Magyarország vezetője, a kelet-közép-európai régió egyik irányítója. 1992-től 1998-ig a Magyar Nemzeti Bank Jegybanktanácsának tagja. 2001-től nyugdíjas egyetemi oktató a Budapesti Közgazdaságtudományi Egyetemen. Részt vesz az OECD-, EU- és IMF-országjelentések készítésében. A B.I.L. Kft. és a Reneal Hungary Projektfejlesztő Kft. Felügyelő Bizottság tagja.



Molnár József (52)

Az Igazgatóság tagja 2007. október 12-től. Pénzügyi vezérigazgató helyettes 2004. szeptember 3-tól.

1978 és 2001 között a BorsodChem Rt.-nél töltött be különböző pozíciókat. 1982 és 1987 között az Árosztály vezetője, 1987 és 1991 között a Közgazdasági Főosztály vezetője. 1991-től 2001-ig a BorsodChem Rt. gazdasági vezérigazgató-helyetteseként közreműködött a vállalat válságkezelésében és reorganizációjában, majd ezt követően a társaság jövőképének kidolgozásában és privatizációjában. Kulcsszerepet játszott a BorsodChem részvények tőzsdei bevezetésében. 2001-től a TVK vezérigazgatói tisztét töltötte be. 2003-tól a MOL-csoport tervezés-kontrolling igazgatója volt a 2004-es pénzügyi vezérigazgató-helyettesi kinevezéséig. 2001. április 20-tól a TVK Rt. Igazgatóságának, 2004. január 1-től a Slovnaft a.s. Igazgatóságának tagja.

Mosonyi György (59)

A Társaság vezérigazgatója, az Igazgatóság tagja 1999. július 19-től. Az Igazgatóság Fenntartható Fejlődés Bizottságának elnöke. A TVK Rt. Igazgatóságának elnöke.

1974-től a Shell International Petroleum Co. magyarországi képviseletének munkatársa, 1986-tól kereskedelmi igazgatója. 1991-ben a londoni Shell-központban dolgozott. 1992-től 1993-ig a Shell-Interag Kft. ügyvezető igazgatója. 1994 és 1999 között a Shell Hungary Rt. elnök-vezérigazgatója. Közben 1997-ben a közép- és kelet-európai régió elnöke, 1998-ban egyúttal a Shell Csehország vezérigazgatója is. A Joint Venture Szövetség tiszteletbeli elnöke, a Magyar Kereskedelmi és Iparkamara alelnöke.

Iain Paterson (61)

Az Igazgatóság tagja 1999. február 24-től. Tagja az Igazgatóság Pénzügyi és Kockázatkezelési Bizottságának. Tagja a Fenntartható Fejlődés Bizottságnak.

1970-től a British Petroleum Plc.-nél töltött be különböző pozíciókat Nagy-Britanniában, az USA-ban és a Közel-Keleten. 1984 és 1998 között az Enterprise Oil Plc.-nél dolgozott, 1991-től a nemzetközi tevékenységekért felelős igazgatósági tagként. Jelenleg a Hunting Plc. és az ArmorGroup International Plc. igazgatója, valamint az ITE Group Plc. elnöke, a Plebble Loyalty Limited elnöke. Brit állampolgár.



Ügyvezetőség

Hernádi Zsolt (48)

Az Igazgatóság elnöke 2000. július 7-től, elnök-vezérigazgató 2001. június 11-től, az Igazgatóság tagja 1999. február 24-től. Tagja az Igazgatóság Társaságirányítási és Javadalmazási Bizottságának.

1989 és 1994 között számos pozíciót töltött be a Kereskedelmi és Hitelbank Rt.-ben, 1992-től 1994-ig a pénzintézet vezérigazgató-helyettese. A Magyar Takarékszövetkezeti Bank Rt. vezérigazgatója 1994 és 2001 között, 1994 és 2002 között tagja az igazgatóságnak. 1995 és 2001 között a Magyar Bankszövetség elnökségének tagja, 2001-től tagja a European Round Table of Industrialists szakmai szervezetnek.

Mosonyi György (59)

A Társaság vezérigazgatója, az Igazgatóság tagja 1999. július 19-től. Az Igazgatóság Fenntartható Fejlődés Bizottságának elnöke. A TVK Rt. Igazgatóságának elnöke.

1974-től a Shell International Petroleum Co. magyarországi képviseletének munkatársa, 1986-tól kereskedelmi igazgatója. 1991-ben a londoni Shell-központban dolgozott. 1992-től 1993-ig a Shell-Interag Kft. ügyvezető igazgatója. 1994 és 1999 között a Shell Hungary Rt. elnök-vezérigazgatója. Közben 1997-ben a közép- és kelet-európai régió elnöke, 1998-ban egyúttal a Shell Csehország vezérigazgatója is. A Joint Venture Szövetség tiszteletbeli elnöke, a Magyar Kereskedelmi és Iparkamara alelnöke.



Molnár József (52)

Az Igazgatóság tagja 2007. október 12-től. Pénzügyi vezérigazgató helyettes 2004. szeptember 3-tól.
1978 és 2001 között a BorsodChem Rt.-nél töltött be különböző pozíciókat. 1982 és 1987 között az Árosztály vezetője, 1987 és 1991 között a Közgazdasági Főosztály vezetője. 1991-től 2001-ig a BorsodChem Rt. gazdasági vezérigazgató-helyetteseként közreműködött a vállalat válságkezelésében és reorganizációjában, majd ezt követően a társaság jövőképének kidolgozásában és privatizációjában. Kulcsszerepet játszott a BorsodChem részvények tőzsdei bevezetésében. 2001-től a TVK vezérigazgatói tisztét töltötte be. 2003-tól a MOL-csoport tervezés-kontrolling igazgatója volt a 2004-es pénzügyi vezérigazgató-helyettesi kinevezéséig. 2001. április 20-tól a TVK Rt. Igazgatóságának, 2004. január 1-től a Slovnaft a.s. Igazgatóságának tagja.

Alács Lajos (45)

2006. július 1-től a Társaság Stratégia és Üzletfejlesztésért felelős ügyvezető igazgatója.
Pályafutását a MOLTRADE-Mineralimpex Rt.-nél kezdte 1988-ban üzletkötőként, 1992-től a kőolaj és kőolajtermék beszerzés és trading terület vezetője, 2003. és 2006. között a társaság vezérigazgatója. 1999-től a kőolajbeszerzésért felelős igazgató, majd 2001-től az Üzem- és fűtőanyag értékesítés igazgatója, 2002-ben az Ellátási Lánc Menedzsment (SCM) vezetésére kap megbízást, 2003-tól a Kereskedelem igazgatója. A Magyar Szénhidrogén Készletező Szövetség Igazgató Tanácsának tagja.

Áldott Zoltán (40)

A Kutatás-termelés Divízió ügyvezető igazgatója 2004 szeptemberétől.
1990 és 1991 között a Creditum Pénzügyi Tanácsadó Kft. munkatársa volt, majd 1992 és 1995 között az Eurocorp Pénzügyi Tanácsadó Kft.-nél töltött be különböző munkaköröket. 1995 és 1997 között a MOL Privatizációs Főosztályát vezette, 1997-től 1999-ig a Tőkepiaci Műveletek igazgatója volt. 1999-től a Stratégia és Üzletfejlesztés vezetője, 2000 novemberétől stratégiai vezérigazgató-helyettese, majd 2001 júniusától a MOL-csoport stratégiai és üzletfejlesztési igazgatója. 2004 szeptemberétől a MOL Rt. Kutatás-termelés Divíziójának vezérigazgató helyettese. Az INA d.d. Felügyelő Bizottságának elnökhelyettese, és tagja a Budapest Értéktőzsde Igazgatóságának.



Horváth Ferenc (47)

2003 novemberétől a Slovnaft tevékenységével integrált MOL-csoport Termékelőállítás- és Kereskedelem Diviziójának ügyvezető igazgatója.

1984 és1991 között a Mineralimpex külkereskedelmi vállalatnál kőolaj- és földgázimporttal, valamint kőolajtermékek importjával és exportjával foglalkozott. 1991-től a Mineralimpex és a Phibro Energy magyarországi közös vállalatát, a kőolaj és kőolajtermék európai kereskedelmével foglalkozó Allcom Trading Inc. céget vezette. A MOL Rt.-hez 1998-ban csatlakozott mint az újonnan megalakított PB-gáz üzletág igazgatója. 2001-től a MOL Rt. értékesítési igazgatójaként a MOL által gyártott valamennyi termék (benzin, gázolaj, vegyipari termékek, bitumen, PB, kenőanyagok stb.) értékesítéséért felelős. 2002-től a MOL Rt. kereskedelmi igazgatója, tevékenysége az értékesítés mellet a kőolaj és a kőolajfinomításhoz szükséges alapanyagok beszerzésével bővült.

Simola József (42)

Társasági Támogatás Ügyvezető Igazgató 2006. április óta.

1991-1992 között a General Electric – Tungsramnál dolgozott SAP szakértőként, majd 1992-1994 között az Arthur Andersen-nél volt könyvvizsgáló és tanácsadó. 1995-ben francia INSEAD MBA programjában vett részt. 1996-ban csatlakozott a Boston Consulting Group-hoz, ahol Magyarországon, Németországban és Ausztráliában különböző vezető pozíciókat töltött be. 2003-tól a MOL-csoport Törzskarának az Igazgatója, továbbá 2004. szeptemberétől Humán Erőforrás Igazgatója is egyben. 2006. áprilisától Társasági Támogatás Ügyvezető Igazgató. 2004. áprilisától 2005. áprilisáig a TVK Felügyelő Bizottságának a tagja. A Slovnaft a.s. és az olaszországi IES Igazgatóságának a tagja. A TVK Igazgatóságának 2005. áprilisától tagja.

Felügyelő Bizottság

1. Dr. Kupa Mihály (67)

A Felügyelő Bizottság elnöke 2002. október 11-től. Az Audit Bizottság elnöke, részt vesz az Igazgatóság és a Pénzügyi és Kockázatkezelési Bizottság munkájában.
1969 és 1975 között a Statisztikai Hivatalban, 1975 és 1984 között a Pénzügykutató Intézetben, 1984 és 1990 között a Pénzügyminisztériumban töltött be különböző vezető funkciókat. 1990-től 1993-ig pénzügyminiszter. 1992-től 1993-ig az EBRD Kormányzótanácsának alelnöke, a Világbank és a Nemzetközi Valutaalap Kormányzótanácsának elnöke. 1991-től, majd 1998-tól független parlamenti képviselő. A Nemzeti Színház Zrt. Felügyelő Bizottságának elnöke.

2. Dr. Chikán Attila (64)

A Felügyelőbizottság tagja 2004. április 30-tól, a Felügyelőbizottság elnökhelyettese 2005. december 5-től. Az Audit Bizottság tagja.
1968 óta a Budapesti Közgazdaságtudományi Egyetemen (2004-től Budapesti Corvinus Egyetem) dolgozik. 1989-től 1998-ig a BKÁE Vállalatgazdaságtan Tanszék vezetője. 1998-1999-ben gazdasági miniszter. 2000-től 2003-ig a Budapesti Közgazdaságtudományi Egyetem rektora. A Magyar Tudományos Akadémia doktora. Jelenleg számos funkciót tölt be hazai és nemzetközi szakmai szervezetekben, több nemzetközi gazdasági folyóirat szerkesztőbizottságának tagja. A Richter Gedeon Rt. Felügyelő Bizottságának elnöke.

3. Benedek Lajos (36)

A Felügyelő Bizottság munkavállalói képviseletet ellátó tagja 2007. október 12-től.
1996-ban csatlakozott a Társasághoz. A teljes időszak alatt a Kutatás-Termelés Divízió szervezetében töltött be különböző pozíciókat, 2006 óta a Tárolómodellezés szervezet vezetője. A MOL-Bányász szakszervezet és az Üzemi Tanács tagja.

4. John I. Charody (81)

A Felügyelő Bizottság tagja 2002. október 11-től. Az Audit Bizottság tagja.
1953 és 1956 között a Kőolajkutató és Feltáró Vállalat Geofizikai Kutatóintézetében dolgozott. 1956 után Ausztráliában vezető pozíciót töltött be a Bridge Oil Ltd., Aurora Minerals, Project Mining, valamint több tőzsdén jegyzett olaj és bányász társaságnál. Winton Enterprises Pty. Ltd. és a Galina Investment nemzetközi tanácsadó cégek elnök-vezérigazgatója. Charody úr 1971-től az Ausztrál Igazgatók Intézetének, 1967-től az Ausztrál Vezetési Intézetének tagja, békebíró 1972 óta. 1973-ban az angol királynő kitüntetettje (Member of British Empire) Ausztráliáért tett szolgálatáért. 1990 után az Ausztrál Szövetségi Kormány Budapestre akkreditált, a régió kapcsolataiért felelős kereskedelmi minisztere 12 országban. 1997-ben a magyar köztársasági elnök az ausztrál-magyar pénzügyi kapcsolatok fejlesztése érdekében végzett tevé-

kenysége elismeréseként a Magyar Köztársaság Tiszti Keresztjét adományozta neki. 1997 óta igazgatósági tag, jelenleg az Igazgatóság elnök-helyettese a QBE Atlasz Biztosító Zrt.-nél, a Nemzeti Ingatlanfejlesztő Zrt. Felügyelő Bizottságának tagja. A Pick Rt. igazgatósági tagja. A Csányi Alapítvány kuratóriumi igazgatósági tagja. A Civil Biztonsági Szolgálat Rt. igazgatója.

5. Slavomír Hatina (61)

A Felügyelő Bizottság tagja 2002. október 11-től.
1970-től dolgozik a Slovnaftnál, ahol különböző vezetői pozíciókat tölt be. 1994 és 2001 decembere között a társaság vezérigazgatója (1994-től 1998-ig vezérigazgató, 1998-tól 2001-ig elnök), 1994-től 2005 februárjáig a társaság Igazgatóságának elnöke. A Szlovák Műszaki Egyetem 2001-ben tiszteletbeli doktori címet adományozott számára. A Slovintegra a.s. Igazgatóságának elnöke. A Szlovák Gyáriparosok Szövetségének elnöke és alelnöke a Munkáltatók Egyesületének. Hatina úr szlovák állampolgár.

6. Juhász Attila (44)

A Felügyelő Bizottság munkavállalói képviseletet ellátó tagja 2007. október 12-től.
1986-ban csatlakozott a Társasághoz. A teljes időszak alatt a Kutatás-Termelés Divízió szervezetében töltött be különböző pozíciókat, MOL-Bányász Szakszervezet Kiskunhalasi Alapszervezetének elnöke és megalakulása óta az Üzemi Tanács tagja.

7. Dr. Lámfalussy Sándor (79)

A Felügyelő Bizottság tagja 1999. február 24-től.
1961–62-ben a Yale Egyetem vendégprofesszora. Egy ideig a Bank of Brussels vezérigazgatója, majd 1976-tól 1993-ig a Bank for International Settlements (Nemzetközi Fizetések Bankja) vezető embere, az utolsó kilenc évben vezérigazgatója. 1994-től 1997 júliusáig az European Central Bank (Európai Központi Bank) elődjének, az Európai Monetáris Intézetnek (European Monetary Institute, EMI) elnöke, a Leuveni Katolikus Egyetem (Belgium) professzora. 2000–2001 során az európai értékpapírpiacok szabályozásával foglalkozó Bölcs Emberek Bizottságának (Committee of Wise Men) elnöke. A Bizottság ajánlásait az Európa Tanács elfogadta, és ezeket jelenleg is alkalmazzák. A CNP Assurance France Igazgatóság tagja. Belga állampolgár.

8. Major János (56)

A Felügyelő Bizottság munkavállalói képviseletet ellátó tagja 1994. november 30-tól.
1970-ben csatlakozott a Társasághoz, illetve annak jogelődjéhez.1994-től a MOL Rt. Vegyipari Munkavállalók Szakszervezetének titkára. 2003-tól a MOL Vegyész Szakszervezet koordinációs titkára. 2002-től a százhalombattai önkormányzat Jogi, Ügyrendi és Foglalkoztatási Bizottságának, 2003-tól a FókuszKom Komáromi Oktatási és Művelődési Kht. Felügyelő Bizottságának tagja.

9. Vásárhelyi István (57)

A Felügyelő Bizottság tagja 2005. április 27-től.

1978 és 1989 között a Rozmaring Mgtsz-nél töltött be különböző vezető pozíciókat. 1992 –1998 között a „Rák ellen az emberért, a holnapért" Alapítvány Kuratóriumának tagja. 1992 és 1995 között a Budapest Főváros Vagyonkezelő Központ Rt. vezérigazgatója. 1995-től ügyvezetője, 2000-től cégvezetője, majd 2006-tól újra ügyvezetője a Roza-Porta Kereskedelmi Kft.-nek. 1994 és 2000 között a Hélia Szálló Rt. igazgatósági tagja. 1995 és 2002 között ÁPV Rt. Felügyelő Bizottsági tagja, 2000-ben a Képcsarnok Rt. Igazgatóságának elnöke, 2001–2003 között a Felügyelő Bizottság elnöke ugyanitt. 2002–2004 között a Dunaferr Rt.-nél igazgatósági tag, 2002-től az ÁPV Rt. Igazgatóságának tagja, elnökhelyettes, majd 2006. december 1-től 2007.június 30-ig az ÁPV Zrt. Igazgatóságának elnöke. 2005-től 2007. április 12-ig a Hitelgarancia Zrt. Igazgatóságának tagja, 2006-tól a Graphisoft ZRt. Igazgatóságának tagja. 2008. január 8-tól az MVM Zrt. igazgatóságának tagja, 2008. február 14-től az igazgatóság elnöke. A Szalmaszál a Hajléktalanokért Alapítvány Kuratóriumának elnöke 2006-tól.



A Felügyelő Bizottság jelentése

A Felügyelő Bizottság a törvényekben előírt kötelezettségeinek megfelelően végezte feladatát, az év során 5 ülést tartott, állandó napirendi pontjai között szerepelt az Igazgatóság negyedéves beszámolója a társaság működéséről, a Belső Audit és a Társasági Biztonság beszámolója, ezeken felül a Felügyelő Bizottság az éves rendes közgyűlés elé kerülő anyagokat is áttekintette. Jelentését az Igazgatóság beszámolója, a könyvvizsgálók véleménye és tervezett, folyamatos évközi ellenőrzések alapján alakította ki, és folyamatosan támaszkodott az Audit Bizottság munkájára is. A 2007 év folyamán tartott találkozói során a Felügyelő Bizottság részletesen foglalkozott a MOL-csoport üzleti helyzetével, valamint a csoport és az üzletek stratégiai fejlődésével. A testület számos témát és kérdést vizsgált meg az Igazgatóság döntéseit követően.

A MOL Nyrt. Kelet-Közép-Európa vezető integrált kőolaj- és gázipari társasága, magyarországi piacvezető, az anyavállalat 1.841,5 milliárd forintos és a csoport 2.594,0 milliárd forintos Nemzetközi Pénzügyi Beszámolási Standardek (IFRS) szerinti nettó árbevételével az ország legnagyobb vállalata. A MOL részvények forgalommal súlyozott tőzsdei átlagárfolyama 2006-hoz képest 15,4%-kal emelkedett és 25.089 Ft volt 2007-ben (2006-ban 21.745 Ft). A 2006. december 31-i záróárfolyam 24.495 Ft volt.

A társaság 2007. évi beszámolója megbízható és valós képet nyújt a gazdálkodásról. A beszámoló alapjául szolgáló könyvvezetés az Audit Bizottság jelentésével is alátámasztva, a számviteli törvény előírásainak megfelelően, a társaság számviteli politikájával összhangban készült. A mérleg valamennyi adata analitikus

nyilvántartással alátámasztott. Adófizetési kötelezettségeinek megállapítása és befizetése a hatályos jogszabályoknak megfelelően történt.

A MOL-csoport konszolidálásába teljes körűen 86 equity módszerrel (részlegesen) további 19 társaság került bevonásra. A tulajdonosi szerkezet az elmúlt év során változott, 2007 végén a külföldi intézményi befektetők (5%-nál kisebb részesedéssel bírók) tulajdoni aránya 31,7%-ra csökkent, míg az OMV 20,2%-ra növelte részesedését. Továbbá, a BNP Paribas 8,3%, a Magnolia 5,5%, az MFB Zrt. 10,0%, az OTP Nyrt. 9,2% részesedéssel rendelkezett 2007 végén a vállalatban. A hazai intézményi- és magánbefektetők tulajdona 6,8%. 2007. december 31-én a vállalat sajátrészvény állománya 8,3% volt.

Számos kulcsfontosságú stratégiai területen léptünk előre a 2007-es esztendőben. Az organikus stratégia részeként a vállalat döntést hozott a Dunai finomító fejlesztéséről, melynek eredményéül 2011-től 1,3 millió tonnával nő a finomító közép-párlat kihozatala. A feldolgozás és kereskedelem üzletágban a MOL megvásárolta az IES finomító és kereskedelmi vállalatot Olaszországban, valamint Tifon-t, a horvát kiskereskedelmi hálózatot. Továbbiakban, a vállalat stratégiai szövetséget kötött a CEZ-zel, mely növeli a MOL-csoport finomítóinak energia integráltságát, illetve tovább növeli komplexitását. A CEZ és a MOL közösen gáztüzelésű erőművekre fókuszál közép- és délkelet Európa négy országában, beleértve Szlovákiát, Magyarországot, Horvátországot és Szlovéniát. Az első nagyobb beruházás keretében a tervek szerint a MOL-csoport Szlovákiában, pozsonyi finomítójának területén, Magyarországon pedig a százhalombattai finomítóban építenek meg egy-egy kombinált ciklusú gázturbinás erőművet. A beépített teljesítmény mindkét helyszínen 800 MW lesz. A stratégiai szövetség megerősítése érdekében a CEZ 7%-os részesedést vásárolt a MOL-ban, melyre a társaság egy amerikai típusú vételi opcióval rendelkezik. A kutatás és termelés üzletágban új nemzetközi kutatási blokkokat vásároltunk Oroszországban, Kamerunban és Kurdisztánban, és jelentős stratégiai szövetséget kötöttünk Katarban és Líbiában.

Az Igazgatóság 2007. június 22-ei döntése alapján a társaság tőkeoptimalizációs programba kezdett, a vállalat tőkeszerkezetének hatékonyságjavítása érdekében. A Felügyelő Bizottság támogatja az Igazgatóság 2007. évre 85 Mrd Ft bruttó osztalékfizetési javaslatát. A Felügyelő Bizottság a MOL Nyrt. 2007. évi auditált beszámolóját 2.700 Mrd Ft mérlegfőösszeggel, 217 Mrd Ft adózott eredménnyel, és 260 Mrd Ft lekötött tartalékkal, a MOL-csoport 2007. évi auditált IFRS konszolidált beszámolóját 2.421 Mrd Ft mérlegfőösszeggel és 258 Mrd Ft részvényesekre jutó eredménnyel a közgyűlésnek elfogadásra javasolja. Ezen beszámolók nem tartalmazzák a közgyűlésnek elfogadásra javasolt osztalék eredményre gyakorolt hatását.

Budapest, 2008. március 31.

A MOL Nyrt. Felügyelő Bizottsága és Audit Bizottsága nevében:

dr. Kupa Mihály
a Felügyelő Bizottság elnöke

Vállalati információk

A MOL Nyrt. alapításának dátuma: 1991. október 1. bejegyezve a Fővárosi Bíróság, mint Cégbíróság jegyzékében 1992. június 10-i dátummal, 1991. október 1-i hatálylyal 01-10-041683 számon.

Jogelőd: Országos Kőolaj- és Gázipari Tröszt és tagvállalatai.

A jelenleg érvényes alapszabályt a 2007. április 26-i évi rendes közgyűlésén fogadták el, mely a az alaptőke megemelésével módosult 2007. február 10-én. Az alapszabály megtekinthető vagy igényelhető a társaságtól, valamint elektronikus formában letölthető a társaság honlapjáról.

Alaptőke 2007. december 31-én: 109.674.923 névre szóló, egyenként 1.000 Ft névértékű, „A" sorozatú törzsrészvényből, 1 darab névre szóló, 1.000 Ft névértékű, meghatározott elsőbbségi jogokat biztosító, „B" sorozatú szavazatelsőbbségi részvényből, valamint 578 névre szóló, egyenként 1.001 Ft névértékű, „C" sorozatú törzsrészvényből áll.

Tulajdonosi szerkezet:	2006.12.31.		2007.12.31.	
	Részvény névértek (ezer Ft)	%	Részvény névérték (ezer Ft)	%
Külföldi befektetők	64.101.497	58,6	34.833.883	31,7
OMV	10.936.000	10,0	22.179.488	20,2
BNP Paribas	9.003.359	8,2	9.105.102	8,3
Magnolia Finance	6.007.479	5,5	6.007.479	5,5
MFB Invest Zrt.	0	0,0	10.933.000	10,0
OTP Bank Nyrt.	n.a.	n.a.	10.072.890	9,2
Hazai intézmény és magánszemély	8.382.938	7,7	7.473.063	6,8
MOL Nyrt. (saját részvények)	10.899.104	10,0	9.070.598	8,3
Összesen:	**109.330.377**	**100,0**	**109.675.503**	**100,0**

A részvényekre vonatkozó információ

A MOL részvények árfolyamát közzéteszi a magyar napilapok többsége, és többek között elérhető a Budapesti Értéktőzsde honlapján (www.bet.hu). A MOL Nyrt. DR-jainak indikatív áralakulása és forgalma a londoni IOB-én, a Reuters rendszeren a MOLBq.L RIC kóddal, a Bloomberg rendszeren a MOLD LI RIC kóddal érhető el. A MOL részvények és DR-ok részt vesznek továbbá az amerikai Pink Sheet OTC piac kereskedésében.

A MOL részvények Budapesti Értéktőzsdén kialakult árfolyama a Reuters rendszeren a MOLB. BU a Bloomberg rendszeren pedig a MOL HB RIC kóddal érhető el.

Az alábbi táblázat mutatja a MOL részvények illetve DR-ok kereskedési adatait 2007-ben negyedévente.

Időszak	**BÉT forgalom (db részvény)**	**BÉT záróár (Ft/részvény)**	**IOB forgalom (db DR)**	**IOB záróár (USD/DR)**
1. negyedév	27.289.985	21.400	20.752.318	115,0
2. negyedév	47.025.855	27.700	36.017.480	151,8
3. negyedév	44.869.418	28.500	26.769.748	161,5
4. negyedév	18.212.859	24.495	2.246.498	139,0

Sajátrészvény állomány

A MOL-csoport 2007. április 26-i éves rendes közgyűlésének felhatalmazása alapján 2007. július 22-én az igazgatóság tőkeoptimalizációs program elindításáról döntött. A kedvező eredmények, fegyelmezett beruházási döntések miatt a vállalat tőkeszerkezete nem volt optimális 2007. elején. Azért, hogy a vállalat optimalizálja tőkeszerkezetét, sajátrészvény vásárlási programba kezdett.

A 2007-es év folyamán az alábbi saját részvényvásárlások történtek:

Változás oka	**„A" sorozatú törzsrészvény (db)**	**„C" sorozatú törzsrészvény (db)**
Sajátrészvények száma, 2006. december 31.	**10.898.525**	**578**
BÉT-en történt részvényvásárlások a 2007-es évben	17.861.856	
OTP Bank Nyrt.-nek kölcsönadott részvények	-8.757.362	
MFB Zrt.-nek kölcsönadott részvények	-10.933.000	
Sajátrészvények száma, 2007. december 31.	**9.070.019**	**578**

A társaság szervezetében illetve a felső vezetés összetételében bekövetkezett változások:

2007. január 1-től a Lakossági Szolgáltatások Divízió ügyvezető igazgatója Geszti László, aki ezt megelőzően stratégiai partnerünk, a horvátországi INA Igazgatóságának Pénzügyekért és Számvitelért felelős alelnöke, korábban pedig a MOL-csoport Termékelőállítás és Kereskedelem Divízió ügyvezető igazgatója volt.

2007. október 12-i hatállyal Molnár József-et az évi rendes közgyűlés az igazgatóság tagjává választotta mellyel egy időben Simóka Kálmánné megbízatás lejárt. Szintén 2007. október 12-én Benedek Lajos valamint Juhász Attila lett a Felügyelő Bizottság két új munkavállalói képviselője, míg Bognár Piroska és Kudela József megbízatása lejárt.

A felső vezetés MOL kibocsátású értékpapír tulajdona 2007. december 31-én

Név	Tisztség	Tulajdonban lévő MOL részvények száma	Tulajdonban lévő átváltoztatható MOL kötvények száma
Hernádi Zsolt	elnök-vezérigazgató, az igazgatóság tagja	132.697	26
Dr. Csányi Sándor	az igazgatóság tagja, elnök-helyettes	24.906	7
Mosonyi György	vezérigazgató, az igazgatóság tagja	74.398	18
Molnár József	Pénzügyi vezérigazgató-helyettes, az igazgatóság tagja	34.984	13
Akar László	az igazgatóság tagja	25.251	5
Michel-Marc Delcommune	az igazgatóság tagja	45.458	10
Dr. Dobák Miklós	az igazgatóság tagja	25.906	6
Dr. Horváth Gábor	az igazgatóság tagja	18.145	5
Dr. Kemenes Ernő	az igazgatóság tagja	17.158	5
Iain Paterson	az igazgatóság tagja	14.895	5
Kamarás Miklós	az igazgatóság tagja	0	0
Dr. Kupa Mihály	a felügyelő bizottság elnöke	0	0
Benedek Lajos	a felügyelő bizottság munkavállalói képviseletet ellátó tagja	0	0
John I. Charody	a felügyelő bizottság tagja	0	0
Dr. Chikán Attila	a felügyelő bizottság tagja	0	0
Slavomir Hatina	a felügyelő bizottság tagja	0	0
Juhász Attila	a felügyelő bizottság munkavállalói képviseletet ellátó tagja	0	0
Dr. Lámfalussy Sándor	a felügyelő bizottság tagja	380	0
Major János	a felügyelő bizottság munkavállalói képviseletet ellátó tagja	344	0
Vásárhelyi István	a felügyelő bizottság tagja	167	0
Alács Lajos	Stratégia és üzletfejlesztés ügyvezető igazgató	15.673	5
Áldott Zoltán	Kutatás-termelés ügyvezető igazgató	63.127	13
Geszti László	Kiskereskedelem ügyvezető igazgató	10.682	6
Horváth Ferenc	Termékelőállítás és Kereskedelem ügyvezető igazgató	34.937	13
Olvasó Árpád	Petrolkémiai üzletág igazgató	0	0
Simola József	Társasági támogatás ügyvezető igazgató	17.078	8

Olajipari és gázipari kifejezések fogalomtára

Átlagos termelési költség
Magába foglalja a kőolaj és földgáz kitermelésének, összegyűjtésének és előkészítésének költségeit.

Bányajáradék
A nemzetközi gyakorlat és a bányatörvény előírásai szerint a magyar állam a Magyarországon kitermelt kőolaj és földgáz után (EOR-os termelés kivételével) bányajáradék fizetését írja elő. Ennek mértéke 1998. január 1-je óta 12%, kivéve az 1998 előtt termelésbe állított mezőkből származó földgáztermelés után fizetett többlet-bányajáradékot.

Barrel (hordó)
A kőolajiparban használt angolszász mértékegység, egy tonna kőolaj hozzávetőleg egyenlő 7-7,5 barrellel. (A magyarországi kőolajokra alkalmazott átváltási arány 7,55 bbl/tonna.)

Bioüzemanyagok
Motorikus célra felhasználható, mezőgazdasági eredetű, alternatív üzemanyagok. Napjainkban drágábbak az ásványolajalapon előállított üzemanyagoknál, az Európai Unió ennek ellenére támogatja a forgalmazásukat. Jellegzetes képviselőjük a repceolaj-metilészter (biodízel) és az etil-alkohol (nem közismert, hogy az ún. Otto-motort eredetileg etanolra tervezték). Az Európai Unió nemrég döntött arról, hogy 2005-től kezdve évente növekvő arányban kell bekeverni a biológiai eredetű üzemanyagokat a forgalmazott termékekbe, és 2009-től 5,75% lesz az előírt mennyiség.

Bizonyított készlet
A bizonyított készletek olyan kőolaj-, kondenzátum- és földgázmennyiségek, melyek nagysága a földtani és műszaki adatok elemzése alapján kellő biztonsággal becsülhető, és ezek egy adott időponttól kezdődően ismert telepekből az aktuális gazdasági feltételek, művelési módszerek és állami szabályozás mellett gazdaságosan kitermelhetők.

Bizonyított, termelésbe nem állított készlet
Olyan bizonyított készlet, amely olyan területeken lévő új kutakból nyerhető, ahol még nem történt fúrás, vagy olyan meglévő kutakból, ahol viszonylag jelentős ráfordítás szükséges a termelésbe állításhoz.

Bizonyított, termelésbe állított készlet
Az a készlet, amely a meglévő kutakból a rendelkezésre álló eszközökkel kitermelhető.

Boe (hordó kőolaj-egyenérték)
A földgáz hőmennyiségi alapon (a gáz fűtőértékének figyelembevételével) kőolajra történő átszámítása után kapott egyenértéke (1 boe általában kb. 160-170 normál m^3 gázzal egyenlő).

Brent
Az Északi-tengerben kitermelt könnyű, kis kéntartalmú olaj, melynek sűrűsége 833 kg/ m^3. Ez a minőség az, amelyet a kőolaj-kereskedelemben alapnak tekintenek, más minőségek kereskedelmében az árat erre vonatkozóan adják meg, és a minőségtől, illetve a szállítási feltételektől függően kedvezményt vagy felárat alkalmaznak. Amerikában, a Brent-minőséghez hasonlóan, az ún. WTI-minőség az irányadó kereskedelmi szempontból.

Brent–Urál-különbség
A Brent és az Urál típusú kőolaj nemzetközi áraiban jelentkező különbséget hívják Brent–Ural spreadnek. Az Urál típusú kőolaj árát a rotterdami és a mediterrán térségben jegyzik.

Bruttó termelés
A szénhidrogénmezőkből származó összes kőolaj és földgáz mennyisége a bányajáradék levonása előtt.

Crack Spread
Egy adott termék és a kőolaj jegyzésára közötti számtani különbség. A Crack Spreadek a globális olajpiaci folyamatok (fogyasztási szezonalitás, finomítói kínálat, készletek alakulása) hatására változnak, alakulásukat még a legnagyobb olajtársaságok sem befolyásolhatják.

Desztillációs kapacitáskihasználtság
A finomító elsődleges desztillációs kapacitásának kőolajra vonatkoztatott kihasználtsága.

Downstream, DS
Feldolgozás és Kereskedelem és a Kiskereskedelem.

FAME – zsírsav metilészter
A dízelgázolaj bio-eredetű keverőkomponense.

FCC (Fluid Catalic Cracking)
Fluidágyas katalitikus krakkolóüzem.

HDPE
Magas sűrűségű polietilén

Fehéráruk
Kőolajok atmoszferikus desztillációjával nyert különböző párlatok (benzin, petróleum, gázolaj) gyűjtőneve.

Fekete termékek
A fűtőolajok és bunkerolajok gyűjtőneve (a név a sötét színre utal).

Finomítói árrés
A nemzetközi termékjegyzésár és a kőolaj tényleges beszerzési ára közötti különbség.

Finomítói fedezet
Teljes finomítási kapacitás osztva az összes értékesített termékmennyiséggel.

Finomítói komplexitás – Nelson-komplexitásindex
A finomítói komplexitás megmutatja, hogy 1 hordó kőolajból mekkora fehéráruhozam érhető el. Minél komplexebb a finomító, annál magasabb a fehéráruhozama ugyanolyan minőségű kőolajból, így annál alacsonyabb a fűtőolajtermelése. A komplexitás egyik legjobb mutatója a Nelson-index, ami a különböző típusú finomítói üzemekből, illetve ezen üzemek kapacitásainak a finomító desztillációs kapacitásához viszonyított arányából vezeti le a komplexitás mértékét.

Folyékony gáztermékek
A földgázból leválasztott cseppfolyós szénhidrogének a propántól a nehezebb komponenseket is tartalmazó gazolinokig bezárólag.

Fokozott olajkinyerési eljárás (EOR)
A növelt hatékonyságú, fejlett olajtermelési módszerek összefoglaló megnevezése. A magyar bányatörvény szerint bányajáradéktól mentesnek minősülő művelési mód.

Franchise-rendszerben működtetett MOL-töltőállomás
MOL-logóval és termékkínálattal működtetett, de nem MOL-tulajdonú töltőállomás.

Hidrokrakk
Könnyű vagy nehéz gázolajok vagy maradék szénhidrogének hidrogénáramban, magas nyomáson és hőmérsékleten, katalizátor jelenlétében történő krakkolása, melynek célja könnyű olajtermékek előállítása

Készlet
Az aktuális ipari kőolaj- és földgázvagyonnak az a részmennyisége, amely gazdaságosan kitermelhető a vonatkozási időpontban érvényes gazdasági, működési és szabályozási feltételek mellett.

Kogenerációs erőmű
Szén- vagy földgáztüzelésű erőmű, amely villamos és termikus energia egyidejű termelésére alkalmas.

Kondenzátumok
A folyékony fázisú szénhidrogének azon csoportjának általánosító elnevezése, amelyben dominálnak a könnyű alkotók, és amelyek a földgázból vagy a kőolajból a felszínen kerülnek leválasztásra.

Krakkolás
Az ásványolaj- és petrolkémiai iparban azoknak a műveleteknek/technológiáknak a gyűjtőneve, amelyek során nehezebb szénhidrogén-molekulák hosszabb láncainak széttördelésével – a szén-szén kötések bontásával – könnyebb (alacsonyabb forráspontú) termékek elegyét állítják elő. A krakkolás lehet tisztán termikus (hőbontás), de katalitikus is (ez utóbbi esetben a krakkolási folyamatok lejátszódását katalizátorok használatával segítik elő). A modern ásványolaj-feldolgozás egyik legfontosabb művelete katalizátor jelenlétében 480-540°C közötti hőmérsékleten végzett krakkolás, amelynek során nehéz párlatokból vagy lepárlási maradékokból motorhajtó anyagok és jó minőségű motorhajtó anyaggá, például alkiláttá továbbalakítható gázok keletkeznek.

LDPE
Alacsony sűrűségű polietilén.

Magyar Ásványolaj Szövetség
A legjelentősebb magyarországi kőolajtermék-forgalmazó társaságok szövetsége.

Maradékfeldolgozási projekt
Célja a kőolajfinomítás során keletkező termékek (fűtőolaj) könnyebb, értékesebb termékekké (fehéráruvá) történő átalakítása.

MMSCF
Millió köbláb, a földgáziparban használt angolszász mértékegység, egy köbméter egyenlő 35.314 köblábbal.

Meddő kút
Olyan fúrás, amely nem igazolja szénhidrogéntelep meglétét, vagy nem képes kőolajat, illetve földgázt gazdaságosan kitermelni.

MEH
Magyar Energia Hivatal.

Monomerek
A monomerek a polimerek (műanyagok, gumik) alapvegyületei, a nagy molekulatömegű anyagokat alkotó polimerláncok alapegységei (láncszemei). Napjainkban a legfontosabb monomerek, a petrolkémiai ipar alapvegyületei a rövid szénláncú olefinek (etilén, propilén, butadién), illetve ezek egyszerű származékai, valamint a legegyszerűbb aromás vegyület a benzol. A felsorolt monomerek elsődleges forrásai az olefinművek.

MSZKSZ:
Magyar Szénhidrogén Készletező Szövetség
Magyarországon a kőolaj és kőolajtermékek, valamint a földgáz stratégiai készletezését látja el.

NCI
Nelson komlpexitás index, amit Wilbur Nelson fejlesztett ki 1960-ban. A finomító komplexitását – kiépítettségét – jelző mérőszám, ami a konverziós kapacitásokat hasonlítja a lepárló kapacitásokhoz.

Nettó szárazgáztermelés

A kitermelt összes gáz, csökkentve a termelt vagy leválasztott szén-dioxid, illetve a gazolin gőztérfogat mennyiségével.

Nettó termelés

A szénhidrogénmezőkből származó összes kőolaj és földgáz mennyisége a bányajáradék levonása után.

Olefin

Olyan nyílt szénláncú szénhidrogén-vegyületek gyűjtőneve, amelyek szénláncukban telítetlen szén-szén kettős kötést tartalmaznak. Legegyszerűbb szerkezetű képviselőik, az etilén és propilén a petrolkémiai ipar alapvegyületei. Az olefinek előállításának legfontosabb eszköze az olefinmű, ahol vegyipari benzin és gázolaj, illetve egyéb könnyű szénhidrogének krakkolásával, dehidrogénezésével fő termékként etilén és propilén keletkezik.

Olefinmű

Kulcsfontosságú petrolkémiai alapvegyületek (olefinek: etilén, propilén, illetve aromások: benzol, toluol, xilolok) előállítására szolgáló technológia, mely a kőolaj-finomítók által termelt petrolkémiai alapanyagok (vegyipari benzin és gázolaj), valamint könnyebb telített szénhidrogének (etán, propán, bután) vízgőz jelenlétében végzett hőbontásán (termikus krakkolásán) és dehidrogénezésén alapul. Céltermékei (etilén, propilén) a polietilén- és polipropiléngyártás alapanyagai, de kísérő termékei is sokoldalúan felhasználhatók a szerves vegyiparban, a műanyag- és gumiiparban, illetve benzin-keverő komponensként.

Pirolízis

Szénhidrogének magas (általában 650°C feletti) hőmérsékleten és alacsony (néhány bar) nyomáson végzett termikus krakkolása (hőbontása), az olefinművek működésének alapeljárása. A kokszképződés minimalizálása érdekében a folyamatot vízgőz jelenlétében végzik.

Pirolízisbenzin

Az olefinművekben petrolkémiai alapanyagok (vegyipari benzin és gázolaj, valamint egyéb könnyűszénhidrogének) pirolízise során a fő termékek (etilén és propilén) mellett keletkező, a benzinek forráspont-tartományába eső értékes kísérő termékek elegye, jelentős aromás tartalommal. További feldolgozásával egyedi aromások (benzol, toluol, xilolok stb.) nyerhetők, illetve megfelelő mélységű hidrogénezése után felhasználható mint jó minőségű, magas oktánszámú motorbenzin-keverő komponens.

Polietilén

Az etilén polimerizálásával előállítható hőre lágyuló polimer. A tömegműanyagok között napjainkban ez a típus bír a legnagyobb részesedéssel. A gyártására kidolgozott ipari eljárások paraméterei (pl. nyomás, hőmérséklet, alkalmazott segédanyagok, katalizátorok) jelentősen különböznek, így egymástól eltérő tulajdonságú termékek széles skálája állítható elő. Ezek sűrűség szerint alapvetően két osztályba sorolhatók: LDPE (kis sűrűségű polietilén), HDPE (nagy sűrűségű polietilén). Molekuláris szinten jelentős az eltérés: az LDPE lényegesen rendezetlenebb szerkezetű, sok elágazó szénláncot tartalmazó komponensek elegye, ami lágyabb, rugalmasabb anyagot eredményez, míg a HDPE rendezettebb szénláncainak következtében sűrűbb, keményebb, erősebb (nagyobb szakítószilárdságú) anyag.

Poliolefinek

Gyűjtőneve az olefinek (pl. etilén és propilén) polimerizálásával (poliaddíciójával) előállítható hőre lágyuló polimereknek. Idetartoznak a legjelentősebb tömegműanyagok, a polietilén és a polipropilén.

Polipropilén (PP)

A propilén polimerizálásával előállítható hőre lágyuló polimer. A tömegműanyagok között jelentős – és egyre növekvő – részesedéssel bír. A gyártására kidolgozott ipari eljárások paraméterei (pl. nyomás, hőmérséklet, alkalmazott segédanyagok, katalizátorok) jelentősen különböznek, így egymástól eltérő tulajdonságú termékek széles skálája állítható elő. Etilénnel együtt történő polimerizálásával PP-kopolimerhez jutunk. Széleskörűen alkalmazható, jó ütőszilárdságú és kiválóan színez-

hető anyag. A PP jó hőálló tulajdonsággal és alacsony vízfelvételi képességgel rendelkezik.

ppm

Kis koncentrációk jellemzésére használt mérőszám, milliomodrészt jelöl (parts per million=ppm). A könnyű megjegyezhetőség kedvéért: 0,1%=1000 ppm. A motorhajtó anyagok adalékainak és szennyezéseinek koncentrációját általában ebben a mértékegységben fejezik ki.

Propán-bután (PB) gáz

Főként propánból és butánokból álló, nyomás alatt cseppfolyósított szénhidrogén-gázelegy, amelyet háztartási célokra palackokban, cseppfolyósítva hoznak forgalomba. Ma elterjedőben van motorikus felhasználása. Ez az üzemanyag az „autógáz".

Russian export blend

API-sűrűség: 32,5, kéntartalom 1,25%, orosz kőolajok keveréke, amelyek jegyzésárai irányadóként szolgálnak a nemzetközi kőolajpiacokon.

SAPPO

Szlovák Kőolajipari és Kereskedelmi Szövetség.

SCM (Supply Chain Management – Ellátási Lánc Menedzsment)

Az ellátási lánc menedzsment koordinálja a kőolaj-, más finomítói alapanyag- és késztermékbeszerzési tevékenységeket, a kőolaj-finomítást, az ellátáshoz, valamint az értékesítéshez kapcsolódó logisztikai tevékenységet, továbbá a kőolajtermékek nagykereskedelmi forgalmazását. Feladata, hogy a teljes értéklánc optimalizálásával a MOL-csoport a lehető legjobb eredményt érje el.

SPE-alapú készletértékelés

A Society of Petroleum Engineers, azaz az Olajmérnökök Társasága által alkalmazott módszer.

Spotszerződés/értékesítés

Rövid távú, általában egy adott szállításra vonatkozó szerződés keretében történő értékesítés.

Szállítóvezeték

Az a csővezeték tartozékaival és szerelvényeivel együtt, amelyen keresztül a földgázt továbbítják, amelynek kezdőpontja az országhatár, a termelés betáplálási pontjai, a gáztároló be- és kitáplálási pontja, végpontja az országhatár, a gázátadó állomások kilépőpontjai, a gáztároló be- és kitáplálási pontja.

Társaság

Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság.

Termelésbe állítás

Szénhidrogénkészletek letermeléséhez szükséges föld alatti és felszíni létesítmények megvalósításának folyamata.

Termelésmegosztási egyezmény (PSA)

A kitermelt szénhidrogén megosztását célzó egyez-mény az adott állam és a kőolaj vagy földgázmező termelési licencének tulajdonosa(i) között.

Termszerződés/értékesítés

Hosszú távra szóló, általában egyéves vagy annál hosszabb lejáratú szerződés megvalósításának folyamata.

Toe (tonna kőolaj-egyenérték)

A földgáz hőmennyiségi alapon (a gáz fűtőértékének figyelembevételével) kőolajra történő átszámítása után kapott tömeg egyenértékes. Gyakorlati alkalmazáskor 1 toe alatt általában 1200 Nm^3-nyi gázt értünk.

Tranzit

A szállítóvezeték-hálózaton végzett földgázszállítás, amely az Európai Gazdasági Térség legalább egy tagállamának határát átlépi, és kezdő- vagy végpontja az Európai Gazdasági Térség határain kívül van.

Upstream

Kutatás-termelés szegmens.

Urál Blend és Brent–Urál különbség
Az Urál Blend az orosz exportminőségű kőolaj elnevezése. Nehéz, savanyú (magas kéntartalmú) kőolaj, ezért az Ural Blend ára alacsonyabb, mint a könnyű, kis kéntartalmú Brent típusú kőolajé. A Brent és az Urál típusú kőolaj világpiaci áraiban jelentkező különbséget hívják Brent–Urál spreadnek. Az Urál típusú kőolaj árát a rotterdami és a mediterrán térségben jegyzik.

Vízszintes fúrás
Olyan fúrás, amelynek a függőleges szakaszt követően van a beáramlási keresztmetszet növelését célzó vízszintes vagy ahhoz közeli szakasza a célrétegben.

Pénzügyi kifejezések

Anyavállalati részvényesek részesedése az eredményből
Adózás utáni eredmény csökkentve a külső tulajdonosok eredményből való részesedésének összegével.

Átlagos lekötött tőkearányos megtérülés (ROACE)
Adózott üzleti eredmény/átlagos lekötött tőke.
Adózott üzleti eredmény = üzleti eredmény x (100% – társasági adókulcs).
Átlagos lekötött tőke = nyitó lekötött tőke/2 + záró lekötött tőke/2.
Lekötött tőke = összes eszköz, befektetett pénzügyi eszközök, befejezetlen beruházás állománya, pénzeszközök és értékpapírok, rövid lejáratú kötelezettségek + rövid lejáratú hitelek.

CAPEX
Beruházások és befektetések.

CF@R (Cash Flow at Risk)
A vállalat kockázatainak, illetve jövőbeli cash flow-ja ingadozásának mérésére szolgáló módszer. Figyelembe veszi a MOL-csoportot érintő külső faktorokból (termékár, árfolyam, kamatláb) fakadó kitettséget, a faktorok volatilitását, a faktorok közötti korrelációkat, illetve a MOL-csoport üzletei közötti portfólióhatást.

DR
Letétkezelő által letétben tartott részvényekről kiállított letéti igazolások (American Depositary Receipt), amelyek külföldön kerülnek forgalombahozatalra.

EBITDA
Üzleti eredmény és az értékcsökkenés összege.

EBITDA-ráta
Üzleti eredmény plusz értékcsökkenés osztva az értékesítés nettó árbevételével.

EPS
Egy részvényre eső hozam. Csoport nettó eredménye / a visszavásárolt saját részvények időszaki átlagos állományával csökkentett átlagos részvénydarabszám.

Eladósodottság
A nettó hitel és a nettó hitel plusz saját tőke plusz a külső tulajdonokra eső részesedés hányadosa.

IFRS
Nemzetközi Pénzügyi Beszámolási Standardek, korábban Nemzetközi Számviteli Szabványok (IAS).

ISDA (International Swap Dealers Association)
Az ISDA Master-szerződés derivatív (származékos) ügyletek jogi lebonyolítására vonatkozó általános keretszerződés két fél között.

Piaci kapitalizáció
A társaság tőkepiaci értéke, az alaptőkét alkotó részvények darabszáma (a sajátrészvényeket nem számítva) szorozva a részvények aktuális piaci árával.

Nettó hitelállomány
Hosszú lejáratú hitelek éven túli része + rövid lejáratú hitelek + hosszú lejáratú hitelek rövid lejáratú része - értékpapírok - pénzeszközök.

NOPLAT
Társasági adóval csökkentett üzleti eredmény.

Pénzügyi kovenáns
Specifikus eredménykimutatás, mérleg, valamint cash flow-beli tételek hányadosa (pl. Net Debt/EBITDA, EBITDA/Összes Kamatráfordítás). A pénzügyi kovenánsokat elsősorban hitelszerződésekben alkalmazzák, a finanszírozók hitelkockázatának limitálása érdekében.

Részvényesi hozam
A részvények árfolyamváltozása és a fizetett osztalékból adódó összes hozam.

Sajáttőke-arányos megtérülés (ROE)
A társaság részvénytőkéjére eső megtérülést mutatja meg a nettó eredmény osztva a társaság saját tőkéjével.

Short-pozíció
Olyan kockázati kitettség, ahol egy társaság eredményét és/vagy cash flow-ját negatívan befolyásolja egy külső tényező (termékár, árfolyam, kamatláb) emelkedése.

Üzleti tevékenységből származó nettó pénzáramlás
Üzleti tevékenység eredménye módosítva a pénzmozgással nem járó tételekkel, a nettó forgótőke-változásból eredő pénzárammal és a fizetett társasági adó összegével.

Részvényesi információk

A társaság székhelye
MOL Magyar Olaj- és Gázipari Nyilvánosan Működő Részvénytársaság (MOL Nyrt.)
1117 Budapest, Október huszonharmadika u. 18.
1502 Budapest, Pf. 22
Telefon: 209-0000, 209-1010, 209-2020

Részvénykönyv vezetése
KELER Rt.
1075 Budapest, Asbóth u. 9-11.
Telefon: 483-6253
Ingyenesen hívható zöldszám: (80) 390-207
Ügyfélfogadási idő: munkanapokon 09.00-15.00 óráig

Részvények kereskedelméről információ kérhető
Budapesti Értéktőzsde
1062 Budapest, Andrássy út 93.
Telefon: 429-6636
Fax: 429-6654

Varsói Értéktőzsde
Giełda Papierów Wartosciowych w Warszawie S.A. Ksiazeca 4
00-498 Warsaw
Poland
Telefon: (4822) 628-32-32
Fax: (4822) 628-17-54
E-mail: gielda@wse.pl

DR-információ
The Bank of New York
101 Barclay Street, 22 West New York, NY 10286 USA
Telefon: 00-1-212-815-3503,
Fax: 00-1-212-571-3050

Hirdetmények közzétételének helye
A társaság közleményeit a MOL honlapján:
www.mol.hu és a Budapesti Értéktőzsdei honlapján: www.bet.hu teszi közzé

Befektetői kapcsolatok
1117 Budapest,Október huszonharmadika u. 18.
Telefon: 464-1395
Fax: 464-1335
E-mail: investorrelations@mol.hu

Befektetői kapcsolatok igazgató

Benke Richárd
Telefon: 464-0159
E-mail: rbenke@mol.hu

Elemzői és részvényesi kapcsolatok

Huszárik Judit
Telefon: 464-1572
E-mail: jhuszarik@mol.hu

Kun Zsuzsanna
Telefon: 464-0747
E-mail: zskun@mol.hu

Víghné Nagy Ildikó
Telefon: 464-1775
E-mail: ivnagy@mol.hu

Kisrészvényesi és letétkezelői kapcsolatok

Fogarasi Zoltán
Telefon: 464-1316
E-mail: zfogarasi@mol.hu